UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

TURKCELL İLETIŞIM HIZMETLERI A.Ş.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Can Savaşan

Ortakoy Mahallesi

Muallim Naci Cad.

Vakifbank Apt. No:22

Besiktas, Istanbul, Turkey

+90 212 371 22 00

With a copy to:

Clive Ransome

Milbank LLP

10 Gresham Street

London EC2V 7JD

United Kingdom

+44 (0)20 7615 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	900111204

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Türkiye Varlık Fonu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Item 4) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 576,400,000.238
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 576,400,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,400,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2 % of ordinary shares *
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

* Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

CUSIP NO.	900111204

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 576,400,000.238
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 576,400,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,400,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% of ordinary shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2019, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020.

Item 1.           Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value TRY 1.000 per share (the “Shares”) of Turkcell Iletişim Hizmetleri A.Ş. (“Turkcell” or the “Issuer”). The address of the principal executive office of Turkcell is Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi No. 20 Küçükyalı Ofispark Maltepe, İstanbul, Turkey.

Item 2.           Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Turkiye Varlık Fonu, the wealth fund of the Republic of Turkey, which acts through its management company  Türkiye Varlık Fonu Yönetimi A.Ş. (Turkey Wealth Fund Management Company) (“TWF”); and

(ii) TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş., a company incorporated and existing under the laws of the Republic of Turkey (“TVF BTIH”).

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit A hereto.

The Reporting Persons

TWF is the  wealth fund of the Republic of Turkey, whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey. TWF is the strategic investment arm and the equity solutions provider of the Republic of Turkey. It is an asset-backed development fund that focuses on the growth targets of its portfolio companies through value creation programs, investments in key sectors and visionary projects to support the economic development in the country. TWF wholly owns TVF BTIH, which in turn is the direct holder of 576,400,000.238 Shares of Turkcell, representing 26.2% of the issued and outstanding Shares of Turkcell, and,  as such, TWF may be deemed to be a beneficial owner of 26.2% of the Shares of Turkcell held by TVF BTIH. Current information concerning the identity and background of the directors and officers of TWF is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

TVF BTIH is a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey, which expression shall include any successor (whether through merger, reconstruction or otherwise). The principal business of TVF BTIH is to function as a special purpose vehicle of TWF. TVF BTIH is wholly owned by TWF. TVF BTIH is the direct holder of 576,400,000.238 Shares of Turkcell, representing 26.2% of the issued and outstanding Shares of Turkcell. Current information concerning the identity and background of the directors and officers of TVF BTIH is set forth on Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Considerations

TVF BTIH used (i) an equity contribution from TWF in the amount of US$46,443,585, and (ii) borrowings from T.C. Ziraat Bankası A.Ş. in the amount of US$150,000,000 (see the description of the Acquisition Loan (as defined below) in this Item 3), to fund its cash obligations under the Transaction Agreements (as defined below).

TVF BTIH used such cash and issued certain loan notes in order to fund its obligations under the Transaction Agreements. The total consideration paid by TVF BTIH consisted of cash in the aggregate amount of US$196,443,585 and loan notes in the aggregate amount of US$2,763,630,007, as further described in Item 4.

General Credit Agreements

On September 17, 2020, TVF BTIH entered into a general credit agreement (the “Ziraat General Credit Agreement”) with Ziraat. A copy of the Ziraat General Credit Agreement is attached to this Schedule 13D as Exhibit B.

On September 16, 2020, TVF BTIH entered into a credit framework contract (the “Türkiye Halk Bankası General Credit Agreement”) with Türkiye Halk Bankası A.Ş. (“Türkiye Halk Bankası”). A copy of the Türkiye Halk Bankası General Credit Agreement is attached to this Schedule 13D as Exhibit C.

On September 16, 2020, TVF BTIH entered into a general credit agreement (the “Birleşik Fon Bankası General Credit Agreement”, and together with the Ziraat General Credit Agreement and the Türkiye Halk Bankası General Credit Agreement, the “General Credit Agreements”) with Birleşik Fon Bankası A.Ş. (“Birleşik Fon Bankası”). A copy of the Birleşik Fon Bankası General Credit Agreement is attached to this Schedule 13D as Exhibit D.

The General Credit Agreements are master agreements, pursuant to which Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası, as applicable, may make cash loans to TVF BTIH from time to time pursuant to specific loan agreements.

Acquisition Loan and Loan Note 2 Refi Loan

On September 17, 2020, pursuant to each of the General Credit Agreements, TVF BTIH, Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası entered into a special provisions agreement (the “Special Provisions Agreement”) in order to execute and define specific borrowings made by TVF BTIH under the General Credit Agreements. Pursuant to the Special Provisions Agreement, (i) Ziraat agreed to provide TVF BTIH a cash loan in the amount of US$150,000,000 (the “Acquisition Loan”) and (ii) (a) Ziraat agreed to provide TVF BTIH a cash loan in the amount of US$1,154,576,501 (b) Türkiye Halk Bankası agreed to provide TVF BTIH a cash loan in the amount of US$250,000,000 and (c) and Birleşik Fon Bankası agreed to provide TVF BTIH a cash loan in the amount US$200,000,000, (collectively, the “Loan Note 2 Refi Loan”).

The Acquisition Loan was used by TVF BTIH in order to purchase ordinary shares of Turkcell Holding from Telia Finland pursuant to the Telia SPA. As a result of the Telia SPA, TVF BTIH became an indirect holder of Shares of Turkcell by virtue of its purchase of ordinary shares of Turkcell Holding. The Acquisition Loan maturity date is to be determined between TVF BTIH and Ziraat, but in no event will the maturity date exceed the date that is ten years from the date that the Acquisition Loan was first utilized by TVF BTIH.

The Loan Note 2 Refi Loan was used to re-finance Loan Note 2 (as defined below) shortly following Completion. Under the Loan Note 2 Refi Loan, TVF BTIH has agreed to pay US$1,604,576,501 (the total amount borrowed by TVF BTIH under Loan Note 2) to Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası, pursuant to an agreed payment plan. The Loan Note 2 Refi Loan’s maturity date is to be determined among TVF BTIH, Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası, but in no event will the maturity date exceed the date that is ten years from the date that the Loan Note 2 Refi Loan was first utilized by TVF BTIH.

The Acquisition Loan and the Loan Note 2 Refi Loan each bear interest at a rate equal to the 12-month LIBOR plus 500 base points, and are both payable in cash in eight equal annual instalments of one-eighth of the total amount borrowed, beginning on the date that is three years after the date that the Acquisition Loan or the Loan Note 2 Refi Loan, as applicable, is utilized, and ending on the date that is ten years after the date that the Acquisition Loan or the Loan Note 2 Refi Loan, as applicable, is utilized.

Each of the Acquisition Loan and the Loan Note 2 Refi Loan are subject to mandatory prepayment if TVF BTIH partially or fully, sells, transfers or disposes of the Group B Shares (as defined below). If TVF BTIH sells, transfers or disposes of the Group B Shares and less than 50% of the Acquisition Loan or the Loan Note 2 Refi Loan, as applicable, has been repaid by TVF BTIH, then 70% of the income received by TVF BTIH pursuant to such sale, transfer of disposal of such Group B Shares will be paid to Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası, on a pro rata basis, based on such lender’s commitment under the Acquisition Loan and the Loan Note 2 Refi Loan, as applicable. If  TVF BTIH sells, transfers or otherwise disposes of the Group B Shares and 50% or more of the Acquisition Loan or the Loan Note 2 Refi Loan, as applicable, has been repaid, then 50% of the income received by TVF BTIH pursuant to such sale, transfer or disposal of such Group B Shares will be paid to Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası, on a pro rata basis, based on such lender’s commitment under the Acquisition Loan or the Loan Note 2 Refi Loan, as applicable.

An event of default under the Acquisition Loan and the Loan Note 2 Refi Loan, includes, among other events, the partial or full sale, transfer or otherwise disposal of the Group A Shares (as defined below) owned by TVF BTIH.

If TVF BTIH receives dividends from any company whose shares are directly or indirectly held by TVF BTIH, such dividends must be blocked by TVF BTIH and transferred to a blocked account held by Ziraat up to the amount corresponding to the aggregate instalment amount following the date of dividend distribution of the Acquisition Loan and the Loan Note 2 Refi Loan.

A copy of the Special Provisions Agreement is attached to this Schedule 13D as Exhibit E.

The description of the Ziraat General Credit Agreement, the Türkiye Halk Bankası General Credit Agreement, the Birleşik Fon Bankası General Credit Agreement and the Special Provisions Agreement contained in this Item 3 are qualified in their entirety by reference to the conformed text of the agreements filed as Exhibits hereto.

Item 4.           Purpose of Transaction

On October 22, 2020, TWF, TVF BTIH, Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Letterone Investment Holdings S.A. (“LIHS”), International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”), IMTIS Holdings S.à r.l. (“IMTIS Holdings”), Cukurova Finance International Limited (“Cukurova Finance International”), Cukurova Holding A.Ş  (“Cukurova Holding”), Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), Mehmet Emin Karamehmet, Sonera Holding B.V. (“Sonera”), Telia Finland OYJ (“Telia Finland”), Turkcell Holding A.Ş (“Turkcell Holding”), T.C. Ziraat Bankası A.Ş. (“Ziraat”) and certain of their affiliates consummated a series of transactions pursuant to a series of agreements with respect to certain ownership interests in Turkcell (collectively, the “Transaction Agreements”). A press release announcing the consummation of the transactions pursuant to the Transaction Agreements is attached to this Schedule 13D as Exhibit O and is incorporated herein by reference as if fully set forth herein.

The Transaction Agreements effected a series of transactions, which are summarized below, and as a result of which, immediately following completion (“Completion”), the direct and indirect ownership interests in Turkcell Holding and Turkcell were changed as follows:

•                  Telia Finland, the former holder of 47.09% of Turkcell Holding, and, through its ownership of Turkcell Holding shares, an indirect 24.02% interest in Turkcell, divested all of its interest in Turkcell Holding (and, therefore, Turkcell) (other than de minimis shares in Turkcell through its interest in Sonera) by selling its shares in Turkcell Holding to TVF BTIH. The consideration for the sale and purchase of Telia Finland’s shares in Turkcell Holding consisted of cash in the amount of US$530,000,000.

•                  Cukurova Telecom Holdings, the former holder of 52.91% of Turkcell Holding, and, through its ownership of Turkcell Holding shares, an indirect 26.98% interest in Turkcell, divested of all of its interest in Turkcell Holding (and, therefore, Turkcell) by selling its shares in Turckell Holding to TVF BTIH.  The consideration for the sale and purchase of Cukurova Telecom Holdings’ shares in Turkcell Holding consisted of two loan notes that TVF BTIH issued to Cukurova Telecom Holdings and which Cukurova Telecom Holdings distributed to its shareholders as follows:

•                  Alfa Telecom Turkey, which owns 49% of the shares in Cukurova Telecom Holdings (and, therefore, owned an indirect 13.22% interest in Turkcell held through Cukurova Telecom Holdings and Turkcell Holding) received Loan Note 1 (as defined below), representing that  13.22% indirect interest in Turkcell, which Alfa Telecom Turkey directed Cukurova Telecom Holdings to assign to IMTIS Holdings; and

•                  Ziraat, which, as of the filing date of this Schedule 13D, subject to an equity of redemption in favour of Cukurova Finance International, owns legal title to 51% of the shares in Cukurova Telecom Holdings (and, therefore, owned legal title to an indirect 13.76% interest in Turkcell held through Cukurova Telecom Holdings and Turkcell Holding), received Loan Note 2 (as defined below) on the instructions of Cukurova Finance International.

•                  Having acquired all shares in Turkcell Holding, pursuant to that certain Merger Agreement by and between Turkcell Holding and TVF BTIH dated as of October 22, 2020 (the “TVF BTIH Merger Agreement”), TVF BTIH merged Turkcell Holding with and into TVF BTIH, and, as a result, Turkcell Holding ceased to exist and hold any Shares in Turckell (the “TH/TVF BTIH Merger”).

•                  Following the TH/TVF BTIH Merger, TVF BTIH sold to IMTIS Holdings a 24.8% direct interest in the issued and outstanding Shares of Turkcell in consideration for the assignment to TVF BTIH of Loan Note 1, as previously assigned by Cukurova Telecom Holdings to IMITS Holdings at the direction of Alfa Telecom Turkey, and Loan Note 3 (as defined below), representing an amount in cash paid into escrow for use by TVF BTIH in connection with the sale and purchase of Telia Finland’s shares in Turkcell Holding, as more fully described below. Such direct interest in the issued and outstanding Shares of Turkcell is comprised of 545,600,000 tradeable Shares of Turkcell. Prior to Completion, Turkcell Holding had converted 545,600,000 of its closely held Shares of Turkcell into tradeable Shares of Turkcell.

A copy of the TVF BTIH Merger Agreement is attached to this Schedule 13D as Exhibit F.

The Transaction Agreements also provided:

•                  for the amendment of the articles of association of Turkcell, as described further below; and

•                  for a stay of all current disputes and related proceedings by and among certain of the parties to the Transaction Agreements, effective from the  signing date (save for limited exceptions), and, subject to and with effect from Completion, full and final settlement of the disputes between certain of the parties to the Transaction Agreements and their respective affiliates in various jurisdictions (together with a release of claims in accordance with the Transaction Agreements).

The Transaction Agreements include:

•                  Framework Agreement, dated as of June 17, 2020, between and among Ziraat, TWF, TVF BTIH, LIHS, Alfa Telecom Turkey, IMTIS Holdings, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, Turkcell Holding, Sonera and Telia Finland (as amended, the “Framework Agreement”);

•                  Share Purchase Agreement, dated as of June 17, 2020, between and among Cukurova Telecom Holdings, Alfa Telecom Turkey, Cukurova Finance International and TVF BTIH (the “Total CTH TH Interest SPA”);

•                  Share Purchase Agreement, dated as of June 17, 2020, between and among Telia Finland and TVF BTIH (the “Telia TH Interest SPA”);

•                  Share Purchase Agreement, dated as of June 17, 2020, between and among IMTIS Holdings, Alfa Telecom Turkey and TVF BTIH (the “Turkcell Interest SPA”);

•                  Deed of Settlement and Mutual Release, dated as of June 17, 2020, between and among Alfa Telecom Turkey, LIHS, IMTIS, IMTIS Holdings, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates (the “Global Settlement Deed”); and

•                  Escrow and Custody Agreement, dated as of June 17, 2020, between and among Citibank, N.A., London Branch (the “Escrow Agent”) and Alfa Telecom Turkey, IMTIS Holdings, Telia Finland, TVF BTIH, Cukurova Telecom Holdings and Turkcell Holding (the “Escrow Agreement”).

Each of the above-named Transaction Agreements is governed by the laws of England. Under the above-named Transaction Agreements, all disputes (subject to limited exceptions) are to be settled through arbitration proceedings before a tribunal of three arbitrators under the ICC Arbitration Rules, with the seat of arbitration in London, England.

The descriptions of the Transaction Agreements contained in this Item 4 are qualified in their entirety by reference to the conformed text of the agreements filed as Exhibits hereto.

FRAMEWORK AGREEMENT

Pursuant to the Framework Agreement, Turkcell Holding requested the calling of the Turkcell General Assembly, at which, among other things, Turkcell Holding voted for (i) the AoA Amendments (as defined below), (ii) the payment of an aggregate gross dividend of 811,621,869 Turkish Lira, and (iii) the appointment of Christopher Powell as a director of Turkcell by the board of directors of Turkcell as per Article 363 of the Turkish Commercial Code. As a representative of Alfa Telecom Turkey on the board of directors of Turkcell, Mr. Powell resigned as a director with effect from Completion.

The Framework Agreement provides for certain other undertakings with respect to Turkcell, Turkcell Holding, Cukurova Telecom Holdings and its subsidiaries that applied prior to, and apply after, the Completion Date (as defined below).

Transaction Steps on the Completion Date

Completion took place on October 22, 2020 (the “Completion Date”). On the Completion Date, (i) the Escrow Agent released from escrow certain closing documents, certain Shares of Turkcell and certain cash that was previously deposited with the Escrow Agent and (ii) among other things, the parties took, or caused to be taken, the following actions:

•                  the parties applied to the Istanbul Trade Registry for registration of the TH/TVF BTIH Merger, effective immediately, and procured the issuance of the certificate of registration of the TH/TVF BTIH Merger by the Istanbul Trade Registry;

•                  the parties caused all actions required for (i) the transfer to Cukurova Telecom Holdings of the TH Nominal Shares, (ii) the CTH Issuance and (iii) the CTH Buy-Back (in each case, as defined in the Framework Agreement) to be performed in accordance with the Framework Agreement; and

•                  the parties endorsed the original share certificates of Turkcell Holding and updated the share register of Turkcell Holding, in each case to record TVF BTIH as the sole shareholder of Turkcell Holding.

All of the foregoing actions were deemed to occur simultaneously and at the same time, among other things, the following were deemed to occur simultaneously:

•                  TVF BTIH acquired legal title to, and full beneficial ownership of, 100% of the total outstanding shares in Turkcell Holding in accordance with the Telia TH Interest SPA and the Total CTH TH Interest SPA, and Turkcell Holding ceased to exist as a separate entity and was de-registered from the Istanbul Trade Registry as a result of the TH/TVF BTIH Merger;

•                  Telia Finland acquired legal title to, and full beneficial ownership of, a cash amount constituting the Purchase Price;

•                  IMTIS Holdings acquired legal title to, and full beneficial ownership of, 24.8% of the total issued and outstanding Shares of Turkcell in accordance with the Turkcell Interest SPA; and

•                  TVF BTIH, as the surviving entity of the TH/TVF BTIH Merger, acquired legal title to, and full beneficial ownership of, 26.2% of the total issued and outstanding Shares of Turkcell.

All representatives of Alfa Telecom Turkey and Telia Finland on the board of directors of Turkcell resigned as directors with effect from Completion.

Transaction Steps After the Completion Date

Turkcell Dividends

Each of TVF BTIH and IMTIS Holdings are required to take all necessary actions to cause Turkcell to comply with Turkcell’s dividend distribution policy in place as at the date of the Framework Agreement as historically applied in 2017 and 2018 in respect of its financial year ended December 31, 2019. To the extent permitted by applicable law, TVF BTIH and IMTIS Holdings have agreed to discuss in good faith with the board of directors of Turkcell how to cause the payment of all dividends and other distributions approved in respect of Turkcell’s financial year ended December 31, 2019 to occur as soon as reasonably practicable.

In addition, TVF BTIH warranted to Telia Finland that as of the date of the Framework Agreement it has no present intention to cause Turkcell (i) to amend Turkcell’s dividend distribution policy in place as at the date of Framework Agreement for a period of one year after the Completion Date, or (ii) to apply the dividend policy during such period otherwise than as historically applied in respect of the 2017 and 2018 financial years of Turkcell.

Additional ITCA Approvals

Each of TVF BTIH and IMTIS Holdings are required, if reasonably requested by the other party (the “Requesting Party”), to use its reasonable endeavours to cooperate with such Requesting Party and Turkcell in relation to any approval such Requesting Party and Turkcell may require from the Information and Communication Technology Authority (Turkey) under applicable law in circumstances where a transfer of Shares in Turkcell is contemplated or occurring.

ADR Program

TVF BTIH is required, during the three-year period starting on the Completion Date, to use its reasonable endeavours to cause Turkcell not to terminate its American Depository Receipts Program.

Other Agreements

Lock-Up

IMTIS Holdings has undertaken to each of Telia Finland and TWF that IMTIS Holdings, IMTIS, LIHS and their respective affiliates (collectively, the “Permitted Transferees”) will not transfer any Shares in Turkcell to any person that is not a Permitted Transferee for a period of one year after the Completion Date (the “IMTIS Lock-Up”), and (ii) TVF BTIH has undertaken to each of Telia Finland and LIHS that TVF BTIH and its affiliates will not transfer any Shares in Turkcell to any person that is not an affiliate of TVF BTIH for a period of one year after the Completion Date (the “TWF 1-Year Lock-Up”).  In addition, in each case for a period ending on the earlier of (a) the date on which the Permitted Transferees cease to beneficially and legally own and have economic exposure to at least five percent (5%) of the issued Shares in Turkcell and (b) the date falling three years after the Completion Date, (i) TVF BTIH has undertaken to each of LIHS and IMTIS Holdings that TVF BTIH and its affiliates will not transfer any Group A Shares (as defined below) to any person that is not directly or indirectly a wholly-owned affiliate of TWF (a “Group A Share Transferee”), and (ii) TWF has undertaken to each of LIHS and IMTIS Holdings to ensure that if, following a transfer of Group A Shares to a Group A Share Transferee such Group A Share Transferee ceases to be a directly or indirectly wholly-owned Affiliate of TWF, such Group A Share Transferee shall, immediately prior to ceasing to be a wholly-owned Affiliate of TWF, transfer its Group A Shares to a directly or indirectly wholly-owned Affiliate of TWF (the “TWF 3-Year Lock-Up”).

The IMTIS Lock-Up will not apply if: (i) following the transfer, the Permitted Transferees, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 19.8% of the total issued and outstanding Shares of Turkcell; (ii) any such transfer is carried out in connection with any Permitted Transferee entering into a margin loan, an equity repurchase transaction or similar financing transaction with one or more financing banks in each case for a term that exceeds one year after the Completion Date (as applicable, the “Relevant Financing Transaction”), including in circumstances where such transfer arises out of the implementation, close-out, or termination of the Relevant Financing Transaction, or the foreclosure or enforcement of Shares in Turkcell by one or more financing banks under the Relevant Financing Transaction; or (iii) any such transfer is a tender by any Permitted Transferee in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the Shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the Capital Markets Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

The TWF 1-Year Lock-Up and the TWF 3-Year Lock-Up will not apply if: (i) following the transfer, TVF BTIH and its affiliates, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 21.2% of the total issued and outstanding Shares of Turkcell; (ii) any such transfer is carried out in connection with security created by TVF BTIH or any of its affiliates over its Shares in Turkcell in favour of a lender in relation to a loan transaction; or (iii) any such transfer is a tender by TVF BTIH and its affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the Shares in Turkcell, or (iv) any such transfer is made pursuant to an “exit right” exercised in accordance with the terms of the Capital Markets Law, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

In addition to the foregoing, in each case for a period of one year after the Completion Date: (i) LIHS has undertaken to each of Telia Finland and TWF that an affiliate of LIHS will continue to hold all of depositary receipts issued by IMTIS; (ii) IMTIS Holdings has undertaken to each of Telia Finland and TWF that IMTIS Holdings will continue to be a wholly-owned subsidiary of IMTIS; (iii) IMTIS Holdings and LIHS have undertaken to Telia Finland that none of the Permitted Transferees will have any discussions or enter into any agreements, understandings or arrangements in respect of the transfer of any part of

TWF’s or TWF’s affiliates direct or indirect interest in Turkcell to any Permitted Transferee or any transaction which would have an economically equivalent effect to such a transfer (subject to limited exceptions); and (iv) TVF BTIH has undertaken to Telia Finland that none of TWF or its affiliates will have any discussions or enter into any agreements, understandings or arrangements in respect of the transfer of any Permitted Transferee’s direct or indirect interest in Turkcell to TVF BTIH or any of its affiliates or any transaction which would have an economically equivalent effect to such a transfer (subject to limited exceptions).

The TWF 1-Year Lock-Up and the TWF 3-Year Lock-Up shall not restrict any of TWF’s affiliates from taking any action in the course of that person’s ordinary investment or advisory business (including the sale or purchase of Turkcell Shares held before, on or after Completion), provided such action is not taken on the instructions of, or otherwise in conjunction with, for or on behalf of, TWF or TVF BTIH or any transferee of any shares in Turkcell (including any Group A Shares) which is an affiliate of TWF.

Warranties and Indemnities

The Framework Agreement contains warranties and indemnities in relation to certain of the steps to be taken as part of the transactions under the Framework Agreement.

Guarantees and Liability Caps

Under the Framework Agreement, LIHS has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by each of Alfa Telecom Turkey, IMTIS Holdings, IMTIS and any other Permitted Transferee to which any Shares in Turkcell is transferred during the period starting on the Completion Date and ending on the date falling three years after the Completion Date (collectively, the “L1 Guaranteed Parties”) of their obligations under the Transaction Agreements.  The maximum aggregate liability of the L1 Guaranteed Parties, LIHS and their respective affiliates (a) in respect of any and all claims brought by any other party before Completion in respect of IMTIS Holdings’ obligation to credit the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) with US$337,099,417 in accordance with the Framework Agreement and the Escrow Agreement is limited to the higher of (A) the Loan Note 3 Amount (as defined below) and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by the L1 Guaranteed Parties, LIHS and their respective affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

Under the Framework Agreement, TWF has irrevocably and unconditionally agreed to guarantee to each of Alfa Telecom Turkey, LIHS, IMTIS Holdings, Sonera and Telia Finland punctual performance by TVF BTIH and any other affiliate of TWF to which any Shares in Turkcell is transferred during the period starting on the Completion Date and ending on the date falling three years after the Completion Date (collectively, the “TWF Guaranteed Parties”) of their obligations under the Transaction Agreements.  The maximum aggregate liability of the TWF Guaranteed Parties, TWF and its affiliates (a) in respect of the TWF Guaranteed Parties’ obligation to pay the Purchase Price in accordance with the Telia TH Interest SPA is limited to the higher of (A) the Purchase Price and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, (b) in respect of any and all claims (other than as described under the preceding paragraph (a)) brought by any other party before Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to the market value at the time the relevant  claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, and (c) in respect of any and all claims brought by any other party on or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to the US$ amount equal to (i) the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement, minus (ii) the aggregate amount of liability discharged by TWF Guaranteed Parties, TWF and its affiliates in respect of any and all claims brought under the Transaction Agreements other than the Global Settlement Deed.

Under the Framework Agreement, Cukurova Holding has irrevocably and unconditionally agreed to guarantee to each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland punctual performance by Cukurova Finance International of its obligations under the Transaction Agreements. The maximum aggregate liability of Cukurova Holding and Cukurova Finance International in respect of any and all claims brought by any other party on, before or after Completion under the Transaction Agreements (other than the Global Settlement Deed) is limited to US$1,604,576,501.00.

Under the Framework Agreement, the maximum aggregate liability of Telia Finland and its affiliates in respect of any and all claims brought by any other party on, before or after Completion is limited to the lesser of (i) the Purchase Price and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of the outstanding and issued Shares in Turkcell, calculated in accordance with the Framework Agreement.

AoA Amendments

On October 21, 2020, the Turkcell General Assembly approved the following amendments to the articles of association of Turkcell (the “AOA Amendments”).

•                  the size of Turkcell’s board of directors has increased from seven members to a total of nine members;

•                  15% of the total issued and outstanding Shares of Turkcell, owned by TVF BTIH as the surviving entity from the TH/TVF BTIH Merger, have been divided into a separate group of Shares of Turkcell (such Shares of Turkcell, the “Group A Shares”, and the remaining 85% of Shares of Turkcell after such division, referred to herein as the “Group B Shares”);

•                  a nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment as members of the board of directors of Turkcell (the “Nomination Privilege”);

•                  a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of (i) five members of the board of directors of Turkcell, and (ii) the chairman of the presiding committee of the general assembly of shareholders (the “Voting Privilege” and, together with the Nomination Privilege, the “Privileges”);

•                  all shareholders of Turkcell (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell’s shareholders, including the appointment of the residual four members of the board of directors of Turkcell;

•                  the chairman of the board of directors shall be elected amongst the members of the board of directors appointed through the exercise of the Privileges;

•                  the meeting quorum requirement of the board of directors of Turkcell requires five directors, and the decision quorum requires the affirmative vote of at least five directors; and

•                  so long as the Privileges are in effect, unlimited authority to represent and bind Turkcell regulate under Article 370 of the Turkish Commercial Code shall be exercised by two members of the board of directors of Turkcell, including at least one member of the board of directors of Turkcell appointed through the exercise of the Privileges by the holders of Group A Shares.

Privileges

The Privileges became effective on the Completion Date.

If any member of the board of directors of Turkcell appointed through the exercise of the Privileges ceases to be in office, a replacement director shall be selected by the board of directors of Turkcell pursuant to Article 363 of the Turkish Commercial Code from a list of candidates proposed unanimously by all residual members of the board of directors of Turkcell appointed through the exercise of the Privileges, or if a unanimous decision cannot be reached by such residual members of the board of directors of Turkcell, from a list of candidates proposed by a majority of such residual members of the board of directors of Turkcell appointed through the exercise of the Privileges.

The Group A Shares are freely transferrable by the holders thereof. However, the Privileges will automatically fall away if all of the Group A shares cease to be held by a single shareholder.

The same Privileges would apply to any new Group A Shares that may be issued by Turkcell from time to time, provided that the aggregate number of Group A Shares shall in no circumstances exceed 15% of the total number of Shares of Turkcell.

Any amendments to the articles of association of Turkcell affecting the Privileges would require the separate approval of the holders of the Group A Shares in accordance with applicable law.

A copy of the AoA Amendments is attached to this Schedule 13D as Exhibit M.

TOTAL CTH TH INTEREST SPA

Pursuant to the Total CTH TH Interest SPA, Cukurova Telecom Holdings sold to TVF BTIH, and TVF BTIH purchased, 241,428,330 ordinary shares cumulatively representing 52.91% of the issued and outstanding share capital of Turkcell Holding (the “Total CTH TH Interest”), on and subject to the terms set forth therein.

In consideration for the transfer of the Total CTH TH Interest to TVF BTIH, TVF BTIH issued to Cukurova Telecom Holdings (i) Loan Note 1 (as defined below) and (ii) a loan note in the amount of US$1,604,576,501.00 (“Loan Note 2”). Loan Note 1 and Loan Note 2 were assigned by Cukurova Telecom Holdings to IMTIS Holdings (at the direction of Alfa Telecom Turkey) and Ziraat (at the direction of Cukurova Finance International), respectively, in connection with the CTH Buy-Back.

Each of Cukurova Finance International and Alfa Telecom Turkey, severally but not jointly, has agreed to indemnify TVF BTIH for losses incurred or sustained which result from (a) any breach of any warranty given by the indemnifying party, or (b) the non-compliance with or non-performance of certain obligations or covenants under the Total CTH TH Interest SPA, subject to monetary and other customary limitations.  Subject always to the liability limitations under the Framework Agreement: (i) the maximum aggregate liability of Cukurova Telecom Holdings in respect of any and all claims under the Total CTH TH Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 26.98% of the total issued and outstanding Shares of Turkcell; (ii) the maximum aggregate liability of Cukurova Finance International in respect of any and all claims under the Total CTH TH Interest SPA is limited to US$1,604,576,501.00; and (iii) the maximum aggregate liability of Alfa Telecom Turkey in respect of any and all claims under the Total CTH TH Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Total CTH TH Interest SPA

A copy of Loan Note 2 is attached to this Schedule 13D as Exhibit N. The Loan Note 2 Refi Loan was used to re-finance Loan Note 2 shortly following Completion, as further described in Item 3.

TELIA TH INTEREST SPA

Pursuant to the Telia TH Interest SPA, Telia Finland sold to TVF BTIH, and TVF BTIH purchased, 214,871,670 ordinary shares cumulatively representing 47.09% of the issued and outstanding share capital of Turkcell Holding (the “Telia TH Interest”), on and subject to the terms set forth therein.

In consideration for the transfer of the Telia TH Interest to TVF BTIH, TVF BTIH paid to Telia Finland the Purchase Price.

Telia Finland has agreed to indemnify TVF BTIH for losses incurred or sustained which result from any breach of any warranty given by Telia Finland. Subject always to the liability limitations under the Framework Agreement, the maximum aggregate liability of Telia Finland in respect of any and all claims under the Telia TH Interest SPA is limited to the lesser of (i) the Purchase Price and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of the total issued and outstanding Shares of Turkcell, calculated in accordance with the Framework Agreement.

TURKCELL INTEREST SPA

Pursuant to the Turkcell Interest SPA, following the TH/TVF BTIH Merger, TVF BTIH sold to IMTIS Holdings, and IMTIS Holdings purchased, 24.8% of the total issued and outstanding Shares of Turkcell (the “IMTIS Holdings Shares”), on and subject to the terms set forth therein.

Immediately following the TH/TVF BTIH Merger, the Escrow Agent released US$333,556,415 (the “Loan Note 3 Amount”), previously deposited in escrow by IMTIS Holdings for use by TVF BTIH in connection with the sale and purchase of Telia Finland’s shares in Turkcell Holding, to Telia Finland (at the direction of TVF BTIH), in consideration for the issuance by TVF BTIH to IMTIS Holdings of a loan note in an amount equal to the Loan Note 3 Amount (“Loan Note 3”).

Concurrently with that step, TVF BTIH sold to IMTIS Holdings the IMTIS Holdings Shares, in consideration for the assignment by IMTIS Holdings to TVF BTIH, of (i) Loan Note 3 and (ii) a loan note in the amount of US$825,497,091 (“Loan Note 1”), as previously assigned by Cukurova Telecom Holdings to IMITS Holdings at the direction of Alfa Telecom Turkey.

Under the Turkcell Interest SPA, among other things, TVF BTIH has given to IMTIS Holdings limited warranties and agreed to certain covenants in each case related to the IMTIS Holdings Shares. Additionally, the Turkcell Interest SPA includes certain provisions related to the settlement of claims under the Total CTH TH Interest SPA and the apportionment of monies received in respect of claims for breach of title warranties under the CTH SPA or the Telia SPA.

TVF BTIH has agreed to indemnify IMTIS Holdings for losses incurred or sustained which result from (a) any breach of any warranty given by TVF BTIH, or (b) the non-compliance with or non-performance of certain obligations or covenants under the Turkcell Interest SPA, subject to monetary and other customary limitations. Subject always to the liability limitations under the Framework Agreement, the maximum aggregate liability of TVF BTIH in respect of any and all claims under the Turkcell Interest SPA is limited to the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.8% of the total issued and outstanding Shares of Turkcell.

GLOBAL SETTLEMENT DEED

In the Global Settlement Deed, the parties thereto agreed to stay (save for limited exceptions set out in the Global Settlement Deed), and, subject to certain conditions, thereafter fully and finally settle, all legal proceedings that were at that time pending amongst them and their affiliates (together with a release of claims).

Upon Completion: (i) subject to the terms of the Global Settlement Deed, each party and their respective shareholders, partners, members, affiliates and representatives (the “Releasing Party”) released and forever discharged such other parties and their respective shareholders, partners, members, affiliates and representatives (the “Released Parties”) from all rights that such Releasing Party ever had or may in the future claim to have against any of the Released Parties by reason of any act, failure to act, occurrence or event occurring or existing on or before Completion arising out of, in connection with or relating to the Released Claims (as defined in the Global Settlement Deed); (ii) the CTH SHA (as defined in the Global Settlement Deed) related to Cukurova Telecom Holdings, the JVA (as defined in the Global Settlement Deed) pertaining to, among other matters, the interests of the parties thereto in the Shares of Turkcell, the TH SHA (as defined in the Global Settlement Deed) related to Turkcell Holding and certain other agreements terminated; and (iii) certain documents were filed with the relevant courts and arbitration tribunals to cause the specified litigation and arbitration proceedings among the parties and their affiliates to terminate without any order as to costs.

Further, the Global Settlement Deed provides that from Completion each party is prohibited from engaging in any action or proceeding or initiating any regulatory, administrative or governmental complaint or any other action relating to the transactions contemplated by the Transaction Agreements, including any action by or on behalf of Turkcell.

Under the Global Settlement Deed, each party gave a customary set of fundamental warranties to the other parties, that applied as of the date of the Global Settlement Deed and as of Completion with respect to all Transaction Agreements. Each party has agreed to indemnify, defend and hold harmless each other party and their respective affiliates and representatives from and against all losses incurred or sustained which result from (a) any breach of any warranty given by the indemnifying party, or (b) the non-compliance with or non-performance of certain obligations or covenants under the Global Settlement Deed.

Item 5.           Interest in Securities of the Issuer

(a)           As described in Item 6, which is incorporated by reference into this Item 5, TWF may be deemed to be the beneficial owner of the 576,400,000.238 Shares of Turkcell held directly by TVF BTIH, representing 26.2% of the issued and outstanding Shares of Turkcell, by virtue of TWF’s 100% ownership of TVF BTIH. TVF BTIH is the owner of the 576,400,000.238 Shares of Turkcell.

(b)           As described in Item 6, which is incorporated by reference into this Item 5, TWF may be deemed to have the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 576,400,000.238 Shares of Turkcell held directly by TVF BTIH, representing 26.2% of the issued and outstanding Shares of Turkcell, by virtue of TWF’s 100% ownership of TVF BTIH. By virtue of its direct ownership of the 576,400,000.238 Shares of Turkcell, TVF BTIH has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, such Shares of Turkcell.

(c)           Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares of Turkcell during the past 60 days by any of the persons named in response to Item 2.

(d)           To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Turkcell beneficially owned by them.

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 3 and Item 4, (i) the Reporting Persons are parties to the Framework Agreement and the Global Settlement Deed and (ii) TVF BTIH is party to the Total CTH TH Interest SPA, the Telia TH Interest SPA, Turkcell Interest SPA , Escrow Agreement, the Ziraat General Credit Agreement, the Türkiye Halk Bankası General Credit Agreement, the Birleşik Fon Bankası General Credit Agreement and the Special Provisions Agreement. Item 3 and Item 4 hereto are incorporated by reference in response to this Item 6.

Item 7.           Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and between TWF and TVF BTIH, dated as of October 30, 2020.

Exhibit B	Ziraat General Credit Agreement, dated as of September 17, 2020, by and between TVF BTIH and Ziraat.

Exhibit C	Türkiye Halk Bankası General Credit Agreement, dated as of September 16, 2020, by and between TVF BTIH and Türkiye Halk Bankası.

Exhibit D	Birleşik Fon Bankası General Credit Agreement, dated as of September 16, 2020, by and between TVF BTIH and Birleşik Fon Bankası.

Exhibit E	Special Provisions Agreement, dated as of September 17, 2020, by and between TVF BTIH, Ziraat, Türkiye Halk Bankası and Birleşik Fon Bankası

Exhibit F	TVF BTIH Merger Agreement, dated as of October 22, 2020, by and between Turkcell Holding and TVF BTIH.

Exhibit G

Framework Agreement, dated as of June 17, 2020, between and among ATT, Cukurova Finance International, Cukurova Holdings, Cukurova Telecom Holdings, IMTIS Holdings, LIHS, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH and Ziraat.

Exhibit H	Telia TH Interest SPA, dated as of June 17, 2020, by and between Telia Finland and TVF BTIH.

Exhibit I	Total CTH TH Interest SPA, dated as of June 17, 2020, between and among Alfa Telecom Turkey, Cukurova Finance International, Cukurova Holdings, Cukurova Telecom Holdings and TVF BTIH.

Exhibit J	Turkcell Interest SPA, dated as of June 17, 2020, between and among IMTIS Holdings, Alfa Telecom Turkey and TVF BTIH.

Exhibit K

Global Settlement Deed, dated as of June 17, 2020, between and among Alfa Telecom Turkey, Cukurova Finance International, Cukurova Holding, Cukurova Telecom Holdings, IMTIS, IMTIS Holdings, LIHS, Mehmet Emin Karamehmet, Sonera, Telia Finland, Turkcell Holding, TWF, TVF BTIH, Ziraat and certain of their affiliates.*

Exhibit L	Escrow Agreement, dated as of June 17, 2020, between and among the Escrow Agent and Alfa Telecom Turkey, Cukurova Telecom Holdings, IMTIS Holdings, Telia Finland, Turkcell Holdings and TVF BTIH.*

Exhibit M	AoA Amendments, dated as of October 21, 2020.

Exhibit N	Loan Note 2, dated as of October 22, 2020, by and between Cukurova Telecom Holdings and TVF BTIH.*

Exhibit O	Press release issued on October 22, 2020.

*	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2020	TÜRKİYE VARLIK FONU
Acting by its management company, Türkiye Varlık Fonu Yönetimi A.Ş., acting by its attorney Zafer Sönmez

	By:	/s/ Zafer Sönmez
	Name:	Zafer Sönmez
	Title:	Attorney

Date: October 30, 2020	TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş.

	By:	/s/ Zafer Sönmez
	Name:	Zafer Sönmez
	Title:	Authorised Signatory

	By:	/s/ Çağatay Abraş
	Name:	Çağatay Abraş
	Title:	Authorised Signatory

ANNEX A

TWF

TWF is the wealth fund of the Republic of Turkey, whose registered office is at Ortakoy Mahallesi, Muallim Naci Cad. Vakifbank Apt. No:22, Besiktas, Istanbul, Turkey. TWF is the strategic investment arm and the equity solutions provider of the Republic of Turkey. It is an asset-backed development fund that focuses on the growth targets of its portfolio companies through value creation programs, investments in key sectors and visionary projects to support the economic development in the country.

During the past five years, TWF has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining TWF future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of TWF and their principal occupation and business addresses are identified below:

Name and Present Position with TWF	Citizenship	Principal Occupation / Business Address(es)
Directors

Recep Tayyip Erdoğan	Turkish	Chairperson of Turkey Wealth Fund; President of the Republic of Turkey / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Dr. Berat Albayrak	Turkish	Deputy Chairperson of Turkey Wealth Fund; Minister of Finance and Treasury of the Republic of Turkey / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Prof. Dr. Erişah Arıcan	Turkish	Board Member of Turkey Wealth Fund; Chairperson of Borsa İstanbul / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Hüseyin Aydın	Turkish	Board Member of Turkey Wealth Fund; General Manager of Ziraat Bank / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Salim Arda Ermut	Turkish	Board Member of Turkey Wealth Fund / Board Member of Turkish Airlines / Ortaköy, Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Mustafa Rifat Hisarcıklıoğlu	Turkish	Board Member of Turkey Wealth Fund; Chairperson of TOBB / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Fuat Tosyalı	Turkish	Board Member of Turkey Wealth Fund; Chairperson of Tosyalı Holding / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Zafer Sönmez	Turkish	Board Member and CEO of Turkey Wealth Fund / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Executive Officers

Zafer Sönmez	Turkish	Board Member and CEO of Turkey Wealth Fund / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey

A-1

Name and Present Position with TWF	Citizenship	Principal Occupation / Business Address(es)
A. Onan Keleş	Turkish	Managing Director, CFO of Turkey Wealth Fund / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey
Çağatay Abraş	Turkish	Managing Director, Investments of Turkey Wealth Fund / Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey

To the best of TWF’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

TVF BTIH

TVF BTIH is a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey, which expression shall include any successor (whether through merger, reconstruction or otherwise). The principal business of TVF BTIH is to function as a special purpose vehicle of TWF. TVF BTIH is wholly owned by TWF.

During the past five years, TVF BTIH has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining TVF BTIH future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of TVF BTIH and their principal occupation and business addresses are identified below:

Name and Present Position with TVF BTIH	Citizenship	Principal Occupation / Business Address(es)
Directors

Zafer Sönmez	Turkish	Board Member and CEO of Turkey Wealth Fund
A. Onan Keleş	Turkish	Managing Director, CFO of Turkey Wealth Fund
Çağatay Abraş	Turkish	Managing Director, Investments of Turkey Wealth Fund

To the best of TVF BTIH’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

A-2

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 30, 2020	TÜRKİYE VARLIK FONU
Acting by its management company, Türkiye Varlık Fonu Yönetimi A.Ş., acting by its attorney Zafer Sönmez

	By:	/s/ Zafer Sönmez
Name: Zafer Sönmez
Title: Attorney

Date: October 30, 2020	TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş.

	By:	/s/ Zafer Sönmez
Name: Zafer Sönmez
Title: Authorised Signatory

	By:	/s/ Çağatay Abraş
Name: Çağatay Abraş
Title: Authorised Signatory

A-1

EXHIBIT B

REPUBLIC OF TURKEY ZİRAAT BANKASI A.Ş.

GENERAL CREDIT AGREEMENT

COMMERCIAL TITLE/NAME SURNAME	:

CLIENT ID	:

AGREEMENT NO	:

DATE OF SIGNATURE	:

ZBFRM-2019-00003

Republic of Turkey Ziraat Bankası Anonim $irketi, Hacıbayram Mahallesi, Atatürk Bulvarı No: 8 06050 Altındağ/ANKARA Trade Registry No: 1148 | Central Reg. Sys. No: 0998006967505633| www.ziraatbank.com.tr | 0 850 258 00 00

EXHIBIT B

CLIENT INFORMATION NOTE

ZBFRM-2019-00003

Republic of Turkey Ziraat Bankası Anonim $irketi, Hacıbayram Mahallesi, Atatürk Bulvarı No: 8 06050 Altındağ/ANKARA Trade Registry No: 1148 | Central Reg. Sys. No: 0998006967505633| www.ziraatbank.com.tr | 0 850 258 00 00

Republic of Turkey ZİRAAT BANKASI A.Ş.
                                                      BRANCH

GENERAL CREDIT AGREEMENT

1-             PARTIES AND MAXIMUM CREDIT LIMIT

One of the Parties being                                                                                                                          Branch on behalf of Republic of Turkey Ziraat Bankası A.Ş. (the Bank), which shall hereinafter be referred to as the Bank, with Commercial Registry No:  1148, Central Registration System No:  0998006967505633, Head Office Address:  Hacıbayram Mahallesi Atatürk Bulvarı No:  8 Altındağ/ANKARA, Internet web page www.ziraatbank.com.trand the other Party being                                                                   who shall hereinafter be referred to as the Client (Loan Beneficiary); a General Credit Agreement has been concluded between the Parties in accordance with the terms and conditions set out below and mutually agreed by both Parties, for the purpose of allocating a limited Credit Line(s) with a maximum limit of TL/Other Currency                                                             (Only                                                                                            ) and/or in order to provide Corporate/Individual CREDIT CARD Limit and issue a credit card accordingly in favor of the Client.  The Client may not assign or transfer his/her rights arising from this Credit Agreement to other parties, without the prior consent of the Bank.

The Client agrees and declares that the joint guarantor(s) and other interested Party(ies) related to the this Credit Line shall also agree and undertake the provisions of this Credit Agreement.

Pursuant to this Credit Agreement, and within the abovementioned credit line limit allocated in favor of the Client, the Bank shall extend the appropriate type of loan in Turkish Liras or any kind of currency that it deems appropriate, upon the Client’s written request.  The credit transactions covered under this Credit Agreement shall cover all cash / non-cash loans to be extended to the Client as well as other future loans to be introduced/extended by the Bank.

The Bank reserves the right to determine the terms of each loan disbursement to be allocated to the Client; any other special terms and conditions regarding the loan disbursement mutually agreed between the Parties shall be specified in the Loan Request Form.  For matters not included in the Loan Request Form, the provisions of this Credit Agreement concluded between the Parties shall apply.

The fact that the Client has paid the current loan and all of the credit balance allocated shall not serve as a reason for the termination of this Credit Agreement and liquidation of the credit account and thus the provisions of the Credit Agreement and relevant guarantees (surety etc.) shall remain in force; therefore the Client may take out new loan within the determined credit limits based on this Credit Agreement, if deemed appropriate by the Bank.

This Credit Agreement, also, regulates the terms and conditions of use regarding the credit cards allocated by the Bank to the Client, as a means of payment in return for the purchase of goods and services in Card Acceptor Institutions in Turkey and abroad through Card Payment System and for the purpose of cash withdrawal and other recognized/allowed transactions in Banks, ATMs and other alternative distribution channels.

2-             RIGHTS OF THE BANK IN LOAN DISBURSEMENT

a)             The Bank reserves the right to disburse the credit limit allocated to the Client in whole or in part, to determine/change the terms and conditions of use, to suspend the loan disbursement, to reduce/cancel the credit limit, to disburse loan credits, all or in part, in a foreign currency other than that is specified as of the credit limit.

b)             The Bank may extend loans within this credit limit, all or in part, through any other branches, offices, representative offices and agencies of the Bank, either domestic or abroad, subject to the provisions of this Credit Agreement other than the branch that allocates this credit limit.  The Bank is authorized to transfer the disbursed loan to another domestic or foreign branch.

c)              The Bank may require the Client and/or guarantors to pledge a demand deposit equivalent to the amount of the letter of guarantee issued/non-cash credits/letter of credits accredited in favor of the Client.

d)             The Bank may extend this credit limit either by disbursing cash loans, accrediting non/cash transactions, or by issuing a Credit Card.

e)              The Bank may extent credit loans within this credit limit allocated to the Client, all or in part, in favor of either directly to the Client or to a third party upon Client’s instructions.

3-             CLIENT’S GENERAL UNDERTAKING

a)             The Client agrees and undertakes to provide all the information and documents requested by the Bank for the determination of the credit worthiness within the scope of Banking Law and related regulations during the allocation, disbursement, renewal and settlement of the loan.

b)             The Client agrees and undertakes to receive the bank loan pursuant to Banking Law, Bank Cards and Credit Cards Law and its sub-regulations, Legislation on the protection of value of Turkish currency, Foreign exchange and Foreign trade Legislation (law, decree, regulation, communiqué, circular, offering circular, other relevant legislation such as Directives on Republic of Turkey Central Bank’s Rediscount Loan for Exporters and Foreign Exchange Earning Services, the documents issued by the competent authorities) and/or all replacing legislation, rules regulated by the International Chamber of Commerce; to fulfill its commitments arising from the relevant legislation and this Credit Agreement without any notification and/or warning of the Bank and to submit the necessary information and documents to the Bank in a timely and duly manner in case of benefiting from the incentive measures stipulated by the legislation.

c)              The Client agrees and undertakes to timely inform the Bank in full on any changes in the financial and legal structure of the company, the executives who have the authority to represent and bind the company in the first degree, the effective partners and guarantors during the allocation, disbursement, and renewal of the loan.

d)             In the event that the Client is not a merchant as of the effective date of the Credit Agreement, but is entitled to become a merchant in accordance with Article 12 of the Turkish Commercial Code following the effective date of the Loan Agreement, then the Client agrees and undertakes to inform the Bank immediately.

e)              Regarding the transactions carried out by a proxy or on behalf of the Client, in the event of a subsequent amendment in the persons authorized to represent and bind the Client and limitation or termination of the authority of representation, in case the Bank is not duly notified in writing about this amendment within 10 days at the latest and in any case before performing any transaction with the Bank of any kind, the Client is deemed to have ratified the transactions executed by the former representative/agent and the Client agrees and undertakes to be responsible for such transactions.

f)               The Client declares that he/she shall act in his/her own name and on behalf of himself/herself in any transactions he/she will conduct on any current and future accounts (deposit accounts/credit cards/safe deposit/investment account etc.) by the Bank, that he/she does not act on behalf of someone else and if so agrees and undertakes to provide the Bank in writing information about the identity of whom he/she has acted prior to the transaction pursuant to Article 15 of the Law no:  5549 on Prevention of Laundering Proceeds of Crime Revenues.

g)              Even if the Bank does not include a statement specifying its rights to collect interest, commission, surcharge, tax, insurance premiums, expenses and other add-ons together with the principal in the receipts and account statements to be submitted to the Client; the Client agrees and undertakes to pay these payables in full.

h)             In the event that the cash and/or non-cash loan disbursements exceed the total credit limit allocated to Client for reasons including the fact that this loan is extended in a foreign currency or indexed to foreign currency (due to exchange rate difference and other reasons) and/or due to the increase in the amount of the Bank’s required reserve liability in return for the check leaves allocated to the Client or insurance premium expenses etc., the Client agrees and undertakes to be responsible for all the provisions of this Loan Agreement for the part exceeding the credit limit.

i)                 The Client agrees and undertakes to pay the credit debt arising from the letters of guarantee and/or counter-guarantees, guarantees, other warranties, endorsement loans issued by the Bank upon and at the request of the Client with its interest, commission and other expenses without being bound by the amount of this Credit Agreement.

j)                In the event that the Bank extends foreign loans and in case any of the installments regarding the principal and/or interest payments subject to the loan are paid by the Bank on behalf of the Client, the Client then agrees and undertakes to pay the said amount to the Bank together with the default interest to be determined in accordance with the provisions of this Credit Agreement.

k)             In relation to the credit transactions, the Client shall give consent to the Bank to inquire about all kinds of information and ask for documents regarding the real estates/immovables/shares owned by the Client through land registry and cadastre information system (TAKPAS) of General Directorate of Land Registry and Cadastre (TKGM).  The Client hereby agrees, declares and undertakes not to ask for the responsibility or liability of the Bank and TKGM in this respect, not to claim any rights and demands against TKGM and the Bank regarding this matter and to give up all rights and demands in this regard.

l)                 The Client, when covered by insurance, agrees, declares and undertakes to give consent to inquire necessary information and records such as health status, insurance/social security records and other information from Social Security Information and Monitoring Center (SBM), Social Security Institution, Ministry of Health, health institutions and organizations and insurance companies and to share these data with insurance companies and the authorized bodies in accordance with the legislation in order to carry out the necessary risk assessment and to finalize compensation requests.

4-             INTEREST, DEFAULT INTEREST, TAX AND EXPENSES, COMMISSION

Within the credit limit specified in Article 1 of this Credit Agreement and unless otherwise agreed in the Loan Request Form;

a)             The contractual interest rate applicable for the same kind of loans and accounts of the Bank shall apply.

The contractual interest rate determined and differing according to the loan types cannot exceed the maximum interest rates reported by the Bank to the Central Bank of Republic of Turkey.

b)             The Client is charged an overdue interest in the event that he/she fails to pay any principal, interest, periodical interest, installment, commission, charge, exchange rate difference, fee, surcharge, tax and other add-ons.  The overdue interest is determined by adding a maximum of 50% to the contractual interest rate.  However, if the current interest rate is higher than the contractual interest rate, overdue interest is determined by adding an extra 50% to the current interest rate.

c)              In the event that the Client fails to meet the financial obligations and goes default, a default interest is applied.  The default interest is determined by adding a maximum of 100% to the contractual interest rate.  However, if the current interest rate is higher than the contractual interest rate, default interest is determined by adding an extra 100% to the current interest rate.

d)             In cases where it is negotiated not to apply fixed interest pursuant to the type of loan to be extended the Bank has the right to determine the interest rates to be adjusted in accordance with the economic conditions and increases in current, delay and default interest rates are directly reflected to the Client.

e)              The parties have agreed to apply compound interest on both contractual and credit calculations in accordance with statutory restrictions.

f)               All accessory legal liabilities such as the Resource Utilization Support Fund (RUSF), Banking and Insurance Transaction Tax (BITT) and Exchange Tax (KMV) to be incurred on interest, foreign exchange differences, commissions, fees and charges shall pertain to the Client, irrespective of whether it has been paid to the tax office or not.

g)              The Client acknowledges that any and all expenses including appraisement fee, insurance premium, expenses associated with sending written warnings, legal notices and statements of account that this loan agreement and the procedures for the provision and release of collaterals on the basis of this loan agreement shall require, any taxes, duties and charges, penalties that may be levied, insurance premiums and expenses as well as any increase shall pertain to him/her and undertakes to pay them in cash or on account.

h)             The Client agrees that he/she does not have the right to request the Bank to pay back in part or in full the charges and taxes collected in cash or debited to the account in relation to a letter of guarantee, guarantee and counter-guarantee on the grounds that they are returned or canceled before the expiry of the period/term or for any other reason.

i)                 In cases where the accrued interest, commission, fees and expenses and related tax are to be returned to the Client, the amounts paid to the relevant public institutions may be refunded upon collection from the relevant administration.  The Bank shall not be held liable for non-repayment of these amounts by the relevant administration.

j)                Unless otherwise agreed, interest on loans and accounts based on this Loan Agreement and regulated under current account terms is accrued on 31 March, 30 June, 30 September and 31 December each year and shall be paid by the Client on the same dates in cash and in a single sum together with any tax, surcharges and other expenses.  In the event that the above specified days coincide with the holidays (Saturday, Sunday or a day considered as a holiday by law), payments of loans which are regulated on a definite term (spot loans), installments, on a quarterly basis as mentioned above but in any case to be rendered at the end of the relevant term shall be collected on the previous business day, including any interest and accessory expenses to be accrued in accordance with the procedures.

k)             The value date (effective date) regarding the amounts withdrawn from the credit accounts are calculated as of the payment date, while the amounts credited to the credit accounts are included in the calculation of interest as of the first business day following the date of deposit or set-off.  No interest is charged to the credit balances of the credit accounts.

l)                 Unless exclusively agreed with the Client, the commission, fees, charges and other expense rates to be applied shall be the equivalent of the current rates applied by the Bank for similar loans and accounts as of the date of the transaction.  The Bank has the right to adjust the commission, fee, expense rates/amounts in accordance with the economic conditions, provided that they do not exceed the current rates applied by the Bank for similar loans and accounts.  The commission and fees are charged in advance.

m)         The Customer is obliged to pay the Bank immediately any commission, account maintenance fee, taxes and other expenses associated with all kinds of loans disbursed, accounts opened and guarantees received by the Bank in accordance with this Loan Agreement, incurred legally and in accordance with Banking regulations, or may be requested in accordance with Banking practices and customs, even if there is no exclusive agreement is negotiated between the Client and the Bank, howsoever not exceeding the rates determined/to be determined in the future within the context of industrial norms and/or by the competent authorities.

n)             Regarding the loans extended by the Bank to the Client with a fixed interest rate and fixed term (spot loans) or on an installment basis; in the event that the Client requests to pay these loans before the specified payment term(s); the following provisions:

•                  The Client shall notify the Bank of such request in writing, 5 working days before the date on which he/she wishes to make payment,

•                  The Bank has the right to accept or reject the Client’s request,

are agreed and undertaken by the Client.

In the event that the Bank allows early payment, then it shall notify the Client of the conditions set forth for this early payment and may require the Client to compensate any deprivation of profits, losses and costs caused by this transaction as well as any legal obligations that may arise due to early payment.

o)             Depending on the type of loan and upon the request of the Bank, the Client agrees and undertakes to pay the commitment commission to be determined upon mutual agreement and to be calculated on the unused balance of the credit line, for the period beginning with the date of allocation and ending with the date on which the loan is actually withdrawn.  Commitment commission is paid to the Bank on the date on which the loan is actually withdrawn or on the date when the credit line is cancelled unless it has never been withdrawn.

p)             The Client agrees and undertakes to pay commissions/fees in cash or on account at the rates and amounts determined by the Bank in return for transactions such as issuance of reports by the Bank for the determination of credit worthiness, allocation and increase of credit lines, issuing an appraisal report, credit extension and restructuring, establishing and releasing collaterals.

q)             The Client accepts and undertakes to pay a delay commission at the rate/amount calculated by the Bank over overdue amount in the event he/she delays, partially or in full, to pay the principal, interest, commission, expenses, fees, insurance premiums, etc. of the debt to which he/she is liable under this Loan Agreement.

5-             FOREIGN EXCHANGE INDEXED CASH AND NON-CASH LOANS AND CURRENCY RISK

The Bank may extend the cash and/or non-cash loan partially or completely in foreign currency or in Turkish Lira against foreign currency upon the Client’s request.  In this case the following terms:

a)             That all liabilities of the Client shall be calculated in the currency withdrawn, and that the foreign exchange arbitrage expenses shall also be borne by the Client in case the payment is realized in other currencies (if the Bank approves payment in other currencies), furthermore that the liability shall be converted into Turkish Lira at the Bank’s selling rate on the actual payment date determined for the foreign currency in which the loan is disbursed, currency risk pertaining to his/her own risk and provided that the Bank allows such a transaction,

b)             unless otherwise agreed; that the Bank has the right to determine the exchange rates and par of exchanges to be applied in case the Bank extends cash loans, letters of guarantee, counter-guarantees, other guarantees, acceptances, endorsements and the letters of credit in favor of the Client on a non-convertible currency,

c)              that the credits shall be extended in accordance with the Law on the Protection of the Value of the Turkish Currency, the foreign exchange legislation in force and other legislation, that the Client shall submit the necessary information and documents to the Bank within the due period, and that the disbursed loans shall be fully or partially converted into Turkish Lira loans by the Bank in case the Client is determined not to have complied with the provisions of the legislation regarding foreign currency indexed loans,

are agreed and undertaken by the Client.

d)             It is the Client’s responsibility to pay the foreign currency risk and foreign exchange arbitrage difference that may arise in the event that the loan is disbursed, payments are realized, or collaterals are established in a foreign currency within the scope of this Loan Agreement, and/or the foreign currency risk calculated between the date on which the guarantees are extended and it is either indemnified or transferred abroad by the Bank for payment at maturity.

e)              Unless otherwise agreed by the parties, the foreign exchange buying and selling rates of the Bank shall prevail.

f)               In case the Client delays and/or is default in the payment of the foreign currency loans, the Bank may demand these amounts in foreign currency or the Turkish Lira equivalent at the foreign exchange selling rate of that bank or TCB (Republic of Turkey Central Bank- if it is the exclusively authorized body in this respect).

g)              Regarding the foreign currency indexed loans either domestic or via a Bank/Branch abroad, the Client agrees and undertakes to pay the Bank on due dates, in a timely manner and in cash, the installments/principal payments and interest designated in the amortization table and the foreign currency difference encountered due to currency changes after the date of extending the loan in Turkish Lira equivalent.

6-             CLIENT’S OBLIGATIONS REGARDING LOANS WITH INCENTIVE MEASURES

a)             The following terms and conditions such as to fulfill the conditions required by the implementation of the exemptions, incentives, and privileges provided by public authorities in relation to the loans withdrawn, to pay in cash and in full the amounts paid to or requested by public authorities including the interest, tax, commission, etc., as well as the penalty and delay interest to be calculated including the amount corresponding to the Bank’s share, if any, in case these conditions are not fulfilled,

b)             in case the sanctions and penal interests are collected ex officio by the relevant authorities to pay the said amount in cash and in full at the first notice of the Bank, to pay the amount of default interest specified in this Loan Agreement regarding the realized delays and default and which shall be calculated over the default interest of the Bank, to compensate the Bank for any additional damages incurred in case he/she fails to fulfill this commitment,

c)              to compensate any sanctions and penalties to be applied by the relevant authorities to the Bank, due to the failure to submit the necessary information and documents in a timely and proper manner, prevent the Bank to learn situations that annihilates the eligibility of the Client to benefit from the implementation of the incentive in question and therefore cause the Client/Bank to unfairly benefit from interest rate rebates and incentives contrary to the principles and conditions set forth in the relevant decrees and communiqués, are agreed and undertaken by the Client.

7-             ACCOUNT STATEMENTS

a)             Unless otherwise agreed, the Bank shall deliver an account statement regarding the overdraft credit and deposit accounts to the Client’s legal address specified in the Loan agreement, within 15 days following the end of each quarterly period, i.e. April 15th, July 15th, October 15th and January 15th.

b)             Unless an objection is raised via a notary public/registered mail within 15 days starting from the abovementioned dates asserting not to have received the account statements, the Client shall be deemed to have received and accepted the contents of the account statements.  If the Bank submits an account statement on any date other than the above-mentioned dates, the above notification and objection periods shall also apply.

c)              The Bank is not obliged to send account statements to other persons (i.e. joint guarantors) related to the debt.

8-             GENERAL PROVISIONS ON COLLATERALS

a)             The Bank may extend the Credit allocated with this Loan Agreement in return for any type of material, personal, in kind securities, receivables, pledges on movables and/or immovables, negotiable documents, precious metal, cash deposits and any other collateral that it deems partially or totally appropriate.  The Client is obliged to provide the required collaterals to the Bank within the period to be specified by the Bank, in accordance with the limit and margin rate of the loan and in terms and conditions to be determined by the Bank and to sign any contracts and documents related thereto.

b)             In return for the loan, the Bank may require the Client to provide more than one type of collaterals, to replace any of the collaterals, to provide new or additional collaterals, or to deposit cash in the amount to be determined as a collateral to the part of the Client’s debts as deemed necessary.  The blocked cash deposits are pledged to the Bank in return for the current receivables as well as receivables arising from the uncompensated letters of guarantee, counter guarantees or other guarantees based on this Loan Agreement, and the Bank may, in its sole discretion, set off or deduct the amount from the debts owed by the Client to the Bank.  The Bank does not need to suspend the credit accounts while exercising its specified rights.

c)              The Bank shall, within the scope of the good faith rule, be entirely free to accept or refuse any request for partial release of the collaterals as long as the Client personally or owes to the Bank hereunder.

d)             The Bank may request adjustment in the security margin rates of the collaterals or demand granting of new and additional collaterals including cash collaterals, in case of a decrease in the value of the collaterals, the partial or total loss of collateral quality, in cases where the collateral is deemed insufficient, in case the Client is default and/or similar reasons, and may require the proper provision of collaterals for the allocation or extension of the loan.

e)              In case a lien has been established in favor of the Bank on a real estate belonging to the Client or third party or other guarantees have been obtained, The Bank may request these collaterals to be periodically assessed, revalued or inspected.

f)               In the event that the Client has been granted loans in foreign currencies other than those specified in the Loan Agreement and liens or pledges are established in favor of the Bank on movables, immovables and other collaterals to constitute collateral in this respect, the Client agrees and undertakes to convert the lien or cash pledge into the foreign currency corresponding to the credit withdrawn.

g)              In the event that the Client assigns the receivables to the Bank to constitute collateral of the loans extended, the Client further acknowledges that the transferred receivables shall not affect the Bank’s right to start legal proceedings over the entire balance of the debt, and that the debt shall be decreased as the collection is realized and as much as the amount of the collection.

h)             The Bank does not have any responsibility to carry out any transaction or to start legal proceedings in order to ensure the collection of the receivables.  The Bank is also not liable for the execution of legal proceedings and any delays that may arise.  However, the Bank has the right to start legal proceedings for the debtor of the transferred receivable as well as the assigning Client or both, due to the failure of the collection of account receivables.

i)                 The collateral(s) provided/to be provided to the Bank by the Client or other third Parties pursuant to this Loan Agreement, all rights and receivables obtained in connection with these collaterals, the goods subject to the letter of credit, unless explicitly stated that it has been granted for a particular loan, shall constitute collateral for all present or future debts of the Client.

The Client hereby agrees and acknowledges that the Bank will have rights of lien and pledge under the same conditions on all kinds of present or future receivables such as the amounts collected through the collection of bills, redemption of stocks and bonds, collection of coupons, pledges converted into cash, insurance compensation, expropriation fees or whatever as well as the new securities and bonds replacing the pledged shares and bonds.  The Client further accepts and acknowledges that the Bank shall be entitled to offset or to credit the credit account with any or all of these collaterals and its receivables, whether or not due, as it deems appropriate and without further notice.

9-             SURETY

a)             The surety or sureties, having signed this Loan Agreement at the end of the body hereof, hereby accept to stand as surety (ies) up to the amounts specified in the signature section below that have been indebted or will be indebted either alone or jointly with third parties to the Bank by the Client in cash, and the non-cash credits provided by the Bank in favor of the Client hereunder.  The liability of the surety or sureties shall, irrespective of the principal and duration, cover the default and delay interest, commissions, losses incurred due to foreign currency increases, arbitrage expenses, taxes, duties, fees and other legal liabilities such as RUSF, BITT as well as all kinds of costs, expenses and fees in addition to the contractual interest and the provisions of the Turkish Code of Obligations regarding the liability of the surety.

b)             The surety or sureties shall acknowledge that the guaranteed debt shall be due in case the debt is due for the Client for any reason whatsoever.

c)              The surety or sureties shall further acknowledge, in advance, and consent to extension of the Client’s obligations once or more than once by the Bank or, to repayment of the Client’s obligations in installments, and that its suretyship will remain in force under the same conditions.

d)             The surety or sureties should apply to the Bank as soon as possible where collateral needs to be returned and request the return of and take back the securities and pledges that are to be returned.  Otherwise they agree and undertake that the Bank shall not be held liable in any way for the time-out and disappearance of the collateral notes, damage, loss of weight, value, becomes completely worthless or destruction of the pledges in general.

e)              The surety or sureties accept(s) and acknowledge(s) that the receivables of the Bank which are uncovered by the suretyship, shall be primarily collected from mortgages, commercial enterprise pledges, pledges on movables and bills of exchange, other suretyship or other types of collaterals granted or to be granted to the Bank as a security for the debt/debts guaranteed hereunder.

f)               In the event that this Loan Agreement constitutes a supplement to the existing prior Loan Agreements of the same Client, the surety or sureties further accept(s) and acknowledge(s) that they shall also be liable for all kinds of debts arising from the loans granted within the scope of the previous Loan Agreement(s).

g)              The Client as well as the surety or sureties shall agree, declare and undertake that the suretyship provided by the legal person is indefinite, that the suretyship provided by a natural person is valid for ten years starting from the conclusion of this contract of surety and that the duration of surety shall be extended for a maximum ten-year period, provided that it is notified one year before the expiry of the surety at the earliest.

h)             The surety or sureties shall agree and undertake not to engage in transactions of a nature that would reduce securities and real estate assets below the maximum amount they guarantee under the Loan Agreement by simulating or unlawfully accepting debts, not to dispose them via onerous or gratuitous transactions in a manner that shall harm the Bank, not to transfer and assign to third parties, not to establish pledge, liens and similar rights in favor of third parties, not to make any savings in order to reduce their value and amount throughout the effective period of their surety and otherwise to compensate the Bank for any damages incurred/to be incurred.

i)                 The surety or sureties shall further agree and undertake that all the articles of the General Loan Agreement negotiated between the Bank and the Client shall apply for him/herself in the same way and that all expressions like of Surety, Suretyship, and Joint Surety referred to in this Loan Agreement shall jointly express “Mutual Surety”.

10-      IMMOVABLE PROPERTY LIENS

a)             The Client agrees and undertakes that a lien is established in favor of the Bank on the real estate(s) specified in this Loan Agreement and its integral parts and disclosed in the title deed records and all buildings, facilities, machinery, tools and equipment, trees and other things that constitute the components and fixtures of these properties.

b)             The Client shall agree and undertake that a first degree lien is established in favor of the Bank, in order to constitute a collateral for all kinds present and future loans and debts, on each of the real estates specified in the Mortgage Bond/Mortgage Facility and Registration Request Document, separately, in amounts to be determined by the Bank, indefinitely and until the release is notified by the Bank; that the lien registered to the title deed covers all the receivables of the Bank including the principal, interest, default interest and all expenses determined in accordance with the provisions of this Loan Agreement and further the amount of the lien shall not be reduced in case the loan amount is subsequently reduced for any reason.

c)              The Client shall agree and undertake to carry out the necessary legal formalities in a timely and complete manner to ensure that all machinery, tools, equipment, installations and spare parts thereof, which are to be mounted and/or built on the real estates that are to be mortgaged or pledged are included within the scope of the lien; further acknowledges that the Bank has the right to complete such transactions in the event that the said transactions are not carried out in a timely and complete manner or if any detail is found to be contrary to the Loan Agreement and that any expenses incurred in connection with such transactions shall be credited to their account(s).

d)             In the event that such a transaction is not possible and provided that the Bank approves the establishment of a lien at lower degrees; the Client, who have in advance agreed to allow the establishment of a lien on the properties in favor of the Bank in the first degree, shall further agree and undertake to allow an additional clause in the land registry specifying “the right to move the lien to higher order of priority” therefore to consent the move of the lien established in favor of the Bank automatically to higher orders each time the upper or higher degrees are released, to carry out the necessary actions in this regard and acknowledges that the Bank is entitled to carry out such transactions on behalf of the Client and that any expenses incurred in connection with such transactions shall be credited to their account(s).

e)              The Client irrevocably agrees and undertakes that any liens established in favor of the Bank in return for the loans which have already been withdrawn from the Bank shall constitute a collateral for all other types of cash/non-cash loans used/to be used in the future, after collection and liquidation of the said receivable; likewise having acknowledged that the liens constitute the collateral of all current and future receivables and letters of guarantee extended in any of the domestic and foreign branches of the Bank for any reason whatsoever and he/she is liable within the context of this Loan Agreement in person or on surety and otherwise undertakes not to request the release of the lien until other debts arising pursuant to other Loan Agreements are paid in full together with interest and other expenses such as commission, fees, insurance premiums, taxes and so on.

f)               In case there is a decrease in the value of the immovable properties on which a lien had been established in advance under Article 867 of the Turkish Civil Code allowing the Client to receive a compensation, the Client undertakes not to collect it without the Bank’s knowledge and consent.  The Bank shall have the right to collect such compensation from the related party on behalf of the Client and to offset from the receivables arising from this Loan Agreement.

g)              The Client undertakes not to execute any savings or acts on the immovables, their inseparable parts and additions during the effective period of the liens.  In case the owner(s) of the real estates/immovables do not fulfill these commitments, the Bank shall have the right to take the necessary measures directly in accordance with Article 865 of the Turkish Civil Code.

h)             The Client undertakes not to rent any or all of the mortgaged immovable property without the Bank’s knowledge and consent beginning from the effective date of this Loan Agreement, and not to hide from the Bank the existing actions of replevin, interventions and disputes of all or part of these immovables, the reasons causing mischief and necessity of termination of ownership, any obligation or rights of usufruct and easement established on them before.

i)                 In the event of expropriation of the immovables on which liens have been established in favor of the Bank; the Client agrees and undertakes that the expropriated price and all rights and interests arising from the expropriation shall remain pledged to the Bank under the same conditions, that the Bank shall have the right to collect this amount from the administration acting as a pledge holder, to offset it from the remaining balance if the debt is due, and otherwise to keep it as a pledge in a blocked account.

j)                In the event that one or some of the immovables mortgaged in favor of the Bank are parceled out to shareholders, transferred or assigned to Third Parties, The Client further agrees and undertakes to be responsible for the entire debt with the part of the real estates that are assigned or divided to him/her, if accepted by the Bank, pursuant to Articles 888—889 of Turkish Civil Code and acknowledges that the Bank reserves the right to apply to the Client without any further notification if the new owners accept the debt.

k)             In the event that the mortgaged immovables provided in favor of the Bank as collaterals for credits allocated and extended within the framework of this Loan Agreement as well as other receivables to arise in the future is unable to meet the receivables of the Bank including the principal, interest, expenses etc.  for any reason and at any time, the Client agrees and undertakes to increase the amount of the mortgage to the amount sufficient enough to cover the debt, to provide any additional collateral(s) that the Bank shall request and prefer such as joint surety, pledge of securities or additional liens within the period specified in the notification delivered by the Bank and further acknowledges that the debt shall fall due in full if he/she fails to provide these additional collateral(s).

l)                 The Parties agree and undertake that the above mentioned provisions regarding liens on immovables shall also apply in the case of maritime mortgage.

11-      THE RIGHT OF LIEN, RETENTION AND PLEDGE

a)             The Client, Card Holder(s) and/or the Surety/Sureties acknowledge, agree and undertake that the Bank has the rights of lien and retention with respect to all their current or future mature or immature rights and receivables, premiums, deposit accounts, foreign currency deposit accounts, import guarantees or margin amounts to be deposited for other loans, on cash collaterals deposited with the Turkish Central Bank related to any import transactions, frozen accounts, all kinds of investment funds and securities accounts, any refund and payment to be rendered by the Turkish Central Bank to the Client and that the Bank has the rights of lien and retention with respect to any non-cash credit risks that are not blocked, not due or not yet returned; that the Bank has the right to block or to transfer some or all of these to a frozen account by giving prior notice, or to clear and offset against the receivables, partially or wholly and without giving notice, by making transfers between account payee and overdraft accounts or to turn into cash.

b)             The Client cannot pledge and assign the collaterals with the Bank’s pledge right to third parties without the Bank’s consent.

c)              The Client cannot request the payment of interest, exchange rate loss and other amounts because of the disruption of the payment term due to the Bank exercising its exchange and set-off rights with respect to any securities and creditor current accounts.

d)             The Parties mutually agree that the Bank has the right of retention and pledge on remittances received or to be received in favor of the Client and that the Bank has the right to accept them on behalf of the Client and offset them against any of the Client’s debts without issuing a prior notification.

e)              The Bank is free to transfer into a frozen account part or all of the receivables and values that it has the right of retention and pledge on, is free to apply interest on the frozen amounts and to determine the interest rate accordingly.

f)               The Client, CARD Holder(s) and Sureties agree and undertake that the Bank has the right to make transfers against all receivables of the Bank within all accounts and deposits, in whole/in part, in any amount, in any time indefinitely.  Similarly, if they have retired from the Social Security Institution etc., they give consent to the foreclosure/pledge of their pensions, and any clearing and deduction from their pensions without any objection.

g)              The Sureties acknowledge that the remittances received in their favor may be credited to an account to be opened in their names or to their existing accounts, that the Bank has the right to pledge on the remittance amount and the Bank may exercise its right to offset these against any kind of receivables, regardless of any reason, and without giving notice.

h)             The Sureties agree that the Bank’s right to pledge and exchange shall prevail for the remittance amounts to be transferred through the Main or any branch of the Bank and both TL/foreign currency time deposit/demand deposit accounts.

i)                 Republic of Turkey Ministry of Food, Agriculture and Livestock and/or any other public institution supported payments and/or any grant and payments is deemed to have been pledged as of the date it is earned and assigned to be off-set from the Client’s loans to the Bank.  The Client and the Sureties agree and undertake that these amounts shall be off-set from the loan debt.

12-      INSURANCE

a)             The Parties have agreed that the Bank can, if it deems necessary, get all the movable or immovable assets which it has received as security or has placed a pledge/mortgage on, have them insured against fire, theft, transportation risks and any other risks it will deem as necessary for the benefit of the Bank and/or for the benefit of the Bank’s correspondent bank by any insurance company, for any insurance amount, under any terms and conditions and for any time period determined by the Bank, provided that the Customer will pay the insurance premiums; that the Bank may re-insure on its own behalf or on behalf of its correspondent without the customer’s consent and determine the insurance price and the value that will be the basis for this price, taking into account the market value, if the coverage of existing insurance policy is not deemed sufficient by the Bank; the Bank may require the Client to be liable for the entire loss provided that it does not exceed the insurance cost in cases where the Bank allows the insurance amount to be below the insurance value and may ensure the Client to pay for any differences arising from the risks that may occur up to the date he/she provides it; that the Bank may require the insurance agreements and/or policies contain provisions concerning strikes, lockout, earthquakes, unrest, popular movements, explosions, malicious acts, war and other extraordinary circumstances.

b)             The Client is obliged to follow whether the collaterals are insured, whether the insurance policy covers all-risks associated with the nature of the insured goods, the maturity of the insurance policy, whether the insurance policies whose terms have expired are renewed or not.  The insurance policy premiums shall be paid by the Client without further notice at maturity.  In the event that the Client fails to provide the said insurance policies or fails to renew the insurance policies whose terms have expired, the Bank is authorized to get/renew the relevant insurance policies ex officio.  However, this will not constitute an obligation for the Bank.

c)              The Bank shall have no liability in case the collaterals are not insured at all, insured at a price less than its value or the amount of the insurance policy is not sufficient to cover the receivables of the Bank or not insured against certain risks.

d)             The Client agrees and undertakes that, if he/she has got the securities which form the subject-matter of the insurance already insured, the Bank can have the loss payee clause inserted into the said policies.

e)              In the event that the insurance policy premiums and expenses aren’t paid on time; the Client agrees and undertakes that such insurance policy premiums and expenses shall be paid by the Bank to the insurance company, that these amounts together with the interest to be calculated over the delay interest rate shall be collected in cash or on account or that the Bank has the right to credit the Client’s deposit, Overdraft account, credit card, securities accounts without the need for any further notice, that the credit account shall be credited in case the Client’s bank account does not have sufficient balance.  In the event that the Bank gets/renews the relevant insurance policies ex officio and the insurance policy amount is covered from the Client’s credit account and hence the allocated credit limit is exceeded for this reason, the Client agrees and undertakes to be responsible for all the provisions of this agreement for the part exceeding the credit limit.

f)               In case the Bank is obliged to pursue legal proceedings in the Court and Executive Offices regarding the collection of credit debt, the Client agrees and undertakes irrevocably that the Bank shall have the right to enter the amounts corresponding to any insurance policy premiums and expenses incurred up to or after this date, together with the interest to be calculated at the credit default interest rate ex officio to the Client’s legal proceeding accounts,

g)              The Client further agrees and undertakes that the insurance of the collaterals shall be maintained until the receivables of the Bank is fully collected and liquidated, that the expired policies shall be renewed, that the premiums, expenses and all kinds of taxes for the renewed insurance policies and the possible increases in the premiums shall belong to him/her, and that he/she shall pay them in cash or account.

h)             Compensation arising from insurance contracts issued in favor of the Bank and for whose benefit the loss payee clause has been inserted into the insurance policies shall be paid to Bank.  Otherwise, the Bank will be authorized to collect the compensation amount from the insurance company on the basis of the loss payee clause and to setoff the said amount against any of his receivables, whether or not due, including insurance premium debt, from the Client in part or in full, or to put this in the Client’s accounts and further put a pledge on these accounts in favor of the Bank in the first degree.

i)                 In the event that the Client obtains compensation based on the insurance contract, all of this compensation shall be pledged to the Bank to form the collateral of the current and future debts of the Client.  The Client is obliged to inform the insurance company that the insurance indemnity has already been pledged to the Bank and to ensure that the notice of confirmation is delivered to the Bank accordingly.  The Client agrees and undertakes that the compensation shall be paid directly to the Bank by the insurance company.  The Bank has the right to deduct and offset all receivables from this compensation amount.

j)                In case the Client raises an objection to the compensation amount negotiated between the Bank and the insurance company, the Bank may grant the Client a reasonable period of time.  If the Client pays the compensation amount to the Bank within this period, the rights arising from the insurance policy are transferred to him/her.  Otherwise, the Bank has the right to collect the compensation amount from the insurance company.

k)             The Client agrees and undertakes that he/she shall pay all the lawsuit and enforcement procedure costs arising from litigation which the Bank, if it wishes, might initiate, because of compensation-related disputes with the insurance company.  The Client also agrees and undertakes that, if the dispute is settled to the disadvantage of the Bank, he/she shall not assert any material claims against the Bank.  Furthermore the Bank shall not be held responsible for the insurance company becoming insolvent, nor can the Bank be held responsible for the failure to receive compensation for the damages which have been incurred.

l)                 If deemed appropriate by the Bank; the Client and/or company partner Sureties agrees and undertakes to get a life insurance, personal accident insurance or any other insurance policy covering any dangers/risks whose insurance premiums and other expenses to be covered by him/herself until loan installments and any debt arising from the loan are fully repaid, to transfer the said policy/existing policy to the Bank by adding a loss payee clause, to renew the insurance policies which shall expire before the maturity of the loan, ex officio and on a regular basis before their due date and to transfer them to the Bank under the same conditions, in case he/she fails to renew the expired insurance policies on time the Bank shall be authorized to get/renew the relevant insurance policies ex officio, that the premiums, expenses and all kinds of taxes for the renewed insurance policies and the possible increases in the premiums shall belong to him/her, that the title of the Bank should be included as a loss payable on all existing/to be/renewed insurance policies, and the Bank shall have the right to determine the scope of the risk and insurance conditions to be included in the policy; and in the case of such insurance, the Bank agrees and regarding unpaid insurance premiums of such issued/renewed insurance policies the Bank is authorized to carry out transactions in accordance with Article 12, paragraph “e”.

13-      CREDITS STRUCTURED AS CURRENT ACCOUNTS, SPOT (FIXED TERM) CREDITS, DISCOUNT AND NEGOTIATION CREDITS

a)             For the purposes of implementation of this Agreement, as a rule, the current account procedure shall be applied in calculation and determination of payments made by the Bank, and commissions, interests, taxes, duties and funds accrued and payable, and fees to be charged in consideration of all kinds of services to be given by the Bank, and the moneys to be deposited by the Client in his account, and in recognition of account balances.

b)             The Bank may hereafter make this credit facility available by opening one or more current accounts, or reducing or increasing the limits of current accounts, or closing the zero-balance current accounts, and opening new current accounts, or otherwise, and for all types of crediting and banking transactions.

c)              Upon the Client’s request, the Bank may extend all or part of this credit as an overdraft account indexed to overnight floating interest rate (O/N) subject to current account provisions.  The Client agrees that the interest rate determined by the Bank shall apply to the loan.

d)             In the event that the discounted and negotiated instruments/checks are not paid on due dates thereof, stolen or fraudulent or cannot be collected for any reason whatsoever defined in the Turkish Law and the legislation of the foreign states, the Client agrees and undertakes to immediately pay the Bank in a lump sum his/her debts arising from the payment which has been made to him/her, together with the current interest which is applicable to commercial credits which will accrue from the discount and purchase date until the date of request in addition to the delay/default interest, the commission, fees and all kinds of expenses and BITT (Banking and Insurance Transaction Tax, surcharges which the correspondent bank will receive and the other losses which will be incurred by the Bank, upon the Bank’s first written request without the need to lodge a protest or take any legal action and without the need to obtain any ruling.

e)              The Bank may extend all or part of this loan in the form of a spot loan where the principal should be paid back together with the interest and expenses of the entire loan amount on the due date.  In this case, the Client agrees and undertakes that:

the credit shall be subject to the interest rate which is applicable to the credits structured as a current account starting from the date on which the credit has been extended until the credit’s due date (or the spot loan interest rate, whichever is higher), and the credit shall be subject to the default interest rate starting from the credit’s due date, in case he/she fails to pay back the credit on the credit’s reimbursement date together with its interest and related obligation.

However, in the event that the Bank extends an optional spot loan where the loan can be renewed at maturity upon collecting the interest without or partially collecting the principal, the Client agrees that the loan may be renewed upon the request of the Client, at the new maturity and interest rate determined and deemed appropriate by the Bank.

14-      INSTALLMENT LOANS

a)             The Client agrees and declares that this credit account will operate in accordance with the repayment schedule, which is an integral part of the credit agreement, which will be issued during the loan issuance.

b)             The parties agree and undertake that the Bank shall not allow partial collection before and on the installment date, partial payment may be allowed following the installment date, that the acceptance of the partial payment shall not prevent the Bank from exercising its rights set forth in this Agreement, that no collection shall be realized from the following installment unless all the balance related to the partially collected installment is collected in full and that the acceptance of the partial payment by the Bank shall not refer to a renewal or postponement of the debt.

c)              The Client may request interim payment in accordance with the principles to be determined by the Bank in order to reduce the installment amount or to shorten the maturity.  In the event that the Bank allows the interim payment, the Client shall agree and undertake that the remaining debt shall be liquidated in accordance with the new Reimbursement Plan, which shall be designated following the payment as an integral part and annex of the Agreement on the new debt balance, and to pay the commission requested by the Bank.

d)             In the event of a change in the legal obligations related to the loan due to a retrospective amendment in the legislation, the Client shall be required to pay the debt in accordance with the new payment schedule including the amended fees, commissions, RUSF, BITT etc.

e)              In determining the delay and default interest related to installment loans, the Client agrees that the contractual interest rate envisaged in the repayment schedule and the current interest on the delay/default date shall be considered as the contractual interest, whichever is higher.

15-      OVERDRAFT ACCOUNT TRANSACTIONS

a)             The Bank shall accrue interest in the collection and liquidation of the account at monthly or quarterly interest periods or at the interest rate determined by the Bank for this loan, starting from the date the loan is withdrawn.

b)             Transactions that are credited to the account by withdrawing money from the Overdraft Account are accounted with the same day principle on the working days and with the prior working day principle on the weekends or holidays.  The debit balances of the overdraft accounts are closed at least once a year by making collections and the account is ensured to pay a credit balance.

c)              Should the credit limit of the overdraft account be exceeded, for any reason whatsoever, the Client hereby agrees to be liable also for the portion in excess of credit limit, and also to pay delay interests and default interests to be accrued over the portion in excess for the days after the date of excess, in accordance with Article 4 of this Agreement.

d)             The Client agrees to pay the fees and expenses stipulated by the Bank for any additional services that the Bank shall perform in connection with the operation of the Overdraft Account.

e)              The Client hereby acknowledges that all and any debts, check amounts, installment amounts, insurance premiums and all fees, commissions and charges of every kind due and payable by the Client either pursuant to and under all kinds of other agreements, statements, requests etc. signed and/or to be signed by the Client or pursuant to this Agreement may be recovered and collected by the Bank from the Client by being debited to the Client’s Overdraft Account.

16-      PROVISIONS ON CORPORATE CREDIT CARD/BUSINESS CARDS

a)             The Client and CARD Holder(s) agree, declare and undertake that provisions of this agreement, current bylaw provisions of the legislation available on the subject in Turkey or shall enter into force in the future, together with generally accepted banking practices and in the absence of such provisions on this matter, international credit card rules shall apply to the CREDIT CARD Credit to be extended in favor of the client, from the date the loan is withdrawn until the collection and liquidation date.

b)             The Client agrees and declares that he/she has to open a TL drawing account/commercial deposit account held at any branch of the Bank and inform the Bank of these account(s) accordingly in order to open a CARD account and have a CARD issued on this account.  The Client, additionally may open a drawing account in a foreign currency to be determined by the Bank.  The Client agrees, declares and undertakes that the Bank is authorized to collect ex officio all the transaction amounts and secondary expenses arising from the use of the card by first depositing the CREDIT CARD Loan account and subsequently by collecting the total or the minimum amount of debt (in case the payments are deferred and restructured in installments) stated in the outstanding statement, from any account, either demand deposit, Foreign Exchange Deposit, commercial deposit account(s), regardless of the nature, opened or to be opened by the Bank; and therefore declares and undertakes to have this amount ready in the demand deposit, Foreign Exchange Deposit, commercial deposit account(s) until the due date announced on the statement.

c)              Customer and CARD Holder (s) accept and declare that, if the account balance is insufficient, they authorize the Bank to carry out the automatic payment and regular payment instructions given to the Bank from the credit card account; they further acknowledge that these payments shall be referred to as a cash withdrawal transaction.

16.1.                     DEFINITIONS

The definitions and terms used in this Agreement regarding the Corporate Credit Card and their meanings are stated below:

CONTRACTUAL (PERIODICAL) INTEREST RATE:  Provided that the Minimum Payment Amount of a Credit Card has been paid on the due, it refers to the interest rate charged to the remaining balance as of the cutoff date to the following cut-off date,

CREDIT DOCUMENT:  The document issued by the Member Establishment in order to ensure that the client/ card holder(s) account is credited accordingly in case of cancellation of a product or service purchased by using the Credit Card,

MINIMUM PAYMENT AMOUNT:  Minimum amount to be paid for the outstanding balance of the credit cards,

ATM:  Automatic teller machine where banking services are provided either by swiping the card’s magnetic stripe or chip and entering the card password, biometric methods, single-use passwords or even without using the card,

OUTSTANDING BALANCE: It is the sum of the balance of the debit and credit records that occurred until the cut-off date and the outstanding balance of the previous term,

RECEIPT (ACCOUNT STATEMENT):  Account statement sent by the Bank following the cut-off dates to be determined by the Bank to the Client and/or Card Holder, issued in TL for domestic expenditures, TL or USD for international expenditures indicating the expenditure, cash withdrawal and other debt and receivable amounts such as interest, delay interest, commissions, fees as well as the due day for payment,

INTEREST RATE CHARGED FOR BILL COLLECTIONS:  Interest rate charged to the bill amount from the date of payment by the Bank in accordance with the agreement negotiated with the relevant Authority, in the event that the Client/Card holder(s) have their bills paid from their card limits,

EXPENDITURE REPORT:  The document qualified as a commitment for payment, which is issued by the Member Establishments in consideration of transactions carried out by Card Holders, in cases except where the identity of the Client/Card holder(s) is determined by a code number, password or other identifying method, signed by the Card Holder and stands as an evidence for the transaction,

DATE OF STATEMENT:  The day when amount of expenditure made by the Client/Card Holder(s) is reflected to account statement or transaction reports for determining debt of the Client/Card Holder(s),

DELAY INTEREST:  In case the minimum payment amount is not paid on the due date or a payment is made below the minimum payment amount after the due date, interest rate charged to the non-paid balance of the minimum payment amount, beginning after the due date until the required date of payment, if applicable, or until the next cut-off date,

PERMANENT DATA STORAGE MEDIUM:  SMS, electronic mail, internet, discs, CDs, DVDs, USB etc. similar equipment or medium which allows to record the information sent by the Client/Card Holder(s) for a reasonable period of time suitable to the purpose of this information, to copy without modification, and to further access such information exactly,

CARD HOLDER:  The real persons who are granted a CARD by the Bank, and who are authorized to use this CARD for any and all banking services including the purchase of goods and services to be collected from the CARD, cash withdrawals, making transactions through the demand deposit/commercial deposit accounts of the Client or Overdraft account defined or to be defined in the future, within the CARD limit determined by the Bank and individual the limits set out by the Client and notified to the Bank accordingly, and who will be responsible for the debt jointly and severally together with the Client,

CARD HOLDER EXPENDITURE LIMIT:  Maximum limit of credit granted to the Card Holder(s) by the Client within the general CARD limit allocated for the Client and should never be exceeded for any reason by the Card Holder(s) notified to the Bank,

CARD CREDIT LIMIT (MAXIMUM EXPENDITURE LIMIT):  The total limit determined by the Bank and that should not be exceeded with the total expenditure and cash withdrawal transactions of the Client/Cardholder(s) within the periods to be determined by the Bank,

CARD HOLDER CASH ADVANCE LIMIT:  Maximum limit of credit granted to the Card Holder(s) by the Client as a certain ratio within the Card Holder Expenditure Limit, within the general CARD limit allocated for the Client, and should never be exceeded for any reason within the periods to be determined by the Bank by the Card Holder(s) notified to the Bank,

CARD RENEWAL FEE:  The fee charged for the card renewal to be performed within a calendar year except for loss, theft, magnetic damage, change of name and surname and the like,

CARD SYSTEM INSTITUTIONS:  Organizations such as MasterCard International, Visa International, Troy, Union Pay, Discover, Diners Club International, Japan Credit Bureau International and American Express, which set up a debit or credit card system and authorize card issuance or Member Merchant agreements pursuant to this system,

OVERDRAFT ACCOUNT:  The credit account that allows the Client to use short term cash loan within the allocated limit in case the outstanding balance of the demand deposit account is not sufficient,

CORPORATE CREDIT CARD (Business Card):  A card that combines both credit and debit card features as well as associated service cards whose right of ownership belongs to the Bank; which can be issued in favor of Card Holder(s) in order to be used as a means of payment for purchases of goods and services in domestic or overseas member merchants, to enable them to withdraw cash from the places specified in this agreement through any Card System Organization, make transactions through the demand deposit/commercial deposit accounts of the Client or Overdraft account defined or to be defined in the future within the credit limits granted by the Bank to the Client or to the personnel designated by the Client,

LIMIT EXCESS INCREASE:  In case the card limit is exceeded by the Card Holder, interest to be calculated on the amount exceeded for the time period between the date of transaction and the payment date on the basis of contractual interest rate,

CASH ADVANCE/CASH PAYMENT RECEIPT:  The document which is issued by the Bank or authorized Member Establishments in consideration of cash withdrawal by Card Holders in cases except where the identity of the Client/Card holder(s) is determined by a code number, password or other identifying method, indicating cash amount paid by the Bank to the Client and signed by the Card User and Bank records produced as a result of cash transaction through ATM or other channels,

CASH WITHDRAWAL INTEREST:  It is daily charged interest rate to the cash withdrawal transactions indicated in the account statement for the period starting from the day of cash withdrawal from the to date of payment,

CASH WITHDRAWAL:  Cash withdrawal via Card from the ATMs, Branches and offices, authorized member establishments or the website of the of Bank or financial institutions affiliated to VISA, MASTERCARD or other card systems that may be included in the future,

BONUS PROGRAM:  Programs allowing the Card Holder(s) to gain bonus in return for their product and service purchases, whose procedures and principles are determined by the Bank,

POS (POINT OF SALE):  A sales terminal where the magnetic stripe or chip of the card is swiped or the card no is dialed,

MAIL, TELEPHONE, FAX AND INTERNET ORDERS:  Order of the Client or Card User(s) for a product and service without physically presenting the Credit Card, by completing and/or signing a form in any Member Establishments or directly by giving Credit Card number by mail, telephone, fax or on electronic mediums like internet,

DATE OF EXPIRY:  The expiry date designated on the card and when the card can lastly be used,

DUE DATE FOR PAYMENT:  The final date for timely payment of the total debt and/or the minimum payment of the Card Holder and/or Client as stated in transaction reports,

PASSWORD (PIN):  a group of hidden figures provided to the Client and Card Holder(s), on condition that they are kept confidential, to facilitate purchase of goods and services and authorize access to ATMs and other distribution channels and that can only be changed through the channels provided by the Bank,

INSTALLMENT INTEREST:  Accrued interest against unpaid installment expenditures,

SALE BY INSTALLMENTS:  The type of sale, where the amount of the shopping is divided into installments by the merchant in accordance with the authorization granted by the Bank without adding any commission or fee to the amount of purchase and the related amount is recorded as a debit in the account statement when the installment is due,

CONTACTLESS CARD:  Refers to a card which can be read by a Contactless Card Reader from a distance owing to a significant technology and which facilitates purchases equal to or below a certain limit determined by the Bank without entering a pin,

CONTACTLESS CARD READER:  a machine that can externally be connected to or integrated into POS or all devices facilitating payments with credit cards like vending machines, validators, tourniquets etc. and reads contactless cards,

DEFAULT INTEREST:  is applied in the event that the Client fails to meet the financial obligations and goes default.  The default interest is determined by adding a maximum of 100% to the contractual interest rate.  However, if the current interest rate is higher than the contractual interest rate, default interest is determined by adding an extra 100% to the current interest rate.

TL/FX CASH ADVANCE FEE:  The fee determined as a rate or amount and charged by the Bank regarding each cash withdrawal transaction realized in country or abroad,

MEMBER MERCHANT:  A real or legal person who allows the use of cards in the purchase of all kinds of goods and services of the Client/Card Holder(s) and authorized to pay cash within the framework of a Member Merchant Agreement,

MEMBERSHIP FEE:  Fee charged after the first debtor transaction with the card and further accrued annually,

SALES WITH A CARRYING CHARGE:  It is a sales transaction on account where the selling price is determined by adding a certain amount of carrying charge over the shopping amount realized via a credit card and is divided into installments by the member merchant in line with the authorization given by the Bank and where the installments are credited to the statement of account as it is due,

DRAWING ACCOUNT:  The account held at the bank on behalf of the customer where all debts and receivables are accounted and the limit to which the CARD shall be associated is defined

16.2.                     ISSUING A CARD TO THE CLIENT

a)             The Bank is free to evaluate the Clients’ applications to get a CARD, to decide on whether or not to issue the Card to the Client as a result of this evaluation, hence to determine the duration for issuing such a CARD.  The Bank is not obliged to justify the reasons and excuses for not issuing a CARD to the Client and is not obliged to notify the Client if it deems that it is not appropriate to issue such a CARD.  The Bank may issue a supplementary CARD to the persons it deems appropriate upon the Client’s request.  The Bank may associate the CARDs of the persons deemed appropriate by the Client to their demand deposit/commercial deposit accounts and enable them to process transactions on this account through the Bank’s ATMs.

b)             The Bank shall issue the credit CARD on behalf of the CARD Holder that it deems appropriate and the password to be used together with the card issued, and may deliver it by a courier or send it in any other convenient way.  The bank can issue multiple cards connected to the main CARD.  The liability of the Client and CARD Holder(s) begins as the card is received.  The signature panel located on the back of the cards should immediately be signed by the CARD Holder.  The CARD cannot be signed or used by any person other than the Client/Card Holder.  All financial, legal and penal liability arising from failure to sign the back panel of Card by the Client/Card Holder and to allow the use of the Card by third Parties shall pertain to the Client/Card Holder(s).

c)              The Client and CARD Holder(s) shall not give or allow the use of credit card and its password to third parties and shall take the necessary measures to prevent them from being stolen by third parties.  Transactions carried out by using the card and password together or with contactless cards shall be deemed to have been performed by the Client and CARD Holder(s) even if they are performed by a third party.  All kinds of legal and criminal liability arising from the use of the cards by Card Holder(s) shall be borne by the Client and CARD Holder(s); therefore, they shall also be liable to pay any consequent damages incurred by the Bank.

d)             The Client and CARD Holder(s) agree and declare that they shall use the card issued by the Bank in accordance with the provisions of this agreement as well as the amendments to the procedures to be implemented by the Bank or international card systems and notified by the account statement and that the Bank has the right to suspend, change or restrict any service it declares to be used associated with the card.

16.3.                     CARD OWNERSHIP

The ownership of the card belongs to the Bank and the Client and Card Holder(s) are obliged to return the cards to the Bank immediately upon the request of the Bank.  If deemed necessary, the Bank may seize the card through card system institutions and member merchants or ATMs and may ensure that the card is retained.

16.4.                     CARD’S VALIDITY

The Client and CARD Holder(s) agree that the Card shall be valid until the last day of the month displayed as the expiry date on the card and shall and undertake not to use after that date.  All financial, legal and criminal liability arising from the use of the card number that has expired and its password shall be borne by the Client and CARD Holder(s).

The responsibilities of the CARD Holder(s) do not rule out the Client’s responsibilities.  The Bank is free to renew or not renew the expired cards and does not have to notify the Client and CARD Holder(s) for not renewing.

16.5.                     CREDIT LIMIT (MAXIMUM EXPENDITURE LIMIT)

a)             It is the maximum limit determined by the Bank for a Client/Card Holder(s), within which the Client/Card Holder(s) may perform expenditures and/or cash withdrawals (interest, fee, exchange rate difference, commissions and other expenses together their tax and surcharges) throughout a certain period by using the card and/or card number and password.  Client/Card Holder(s) acknowledge, agree and undertake that the CARD limit can be unilaterally determined and stated as Turkish Lira or other Foreign Currency by the Bank for all domestic and international uses and increased or decreased in accordance with the economic conditions of the day, the limits set out for each cardholder shall be determined by the Client and notified to the Bank, that either the total limit allocated to the Client or the limit of each cardholder cannot/shall not be exceeded, that the Bank may associate multiple CARDs issued for each CARD holder(s) to a single Master CARD account of the Client and that in this case the Client shall be responsible for each supplementary CARD associated to the Client’s main account in the same manner under the terms of this agreement.

b)             The Client/Card Holder(s) agree and undertake that they shall use their cards within the limits set out by the Bank, and in case they exceed these limits, the limit exceeding fee and the related BITT and RUSF shall be credited accordingly to their outstanding balance.

16.6.                     CARD USE

a)             In accordance with both the general provisions and the relevant legislation, the Bank shall not be held responsible for the issues on the type, nature, content, quantity, defect, cancellation and refund etc. of the goods or services purchased using the CARD as well as for any disputes that may arise between the Member Merchant and the Client based on these issues.  Therefore the

Client and Card Holder(s) agree, declare and undertake that they shall not interrupt their liabilities against the Bank on the basis of this agreement, nor shall they argue against the Bank.

b)             The Client and Card Holder(s) agree, declare and undertake that they may carry out transactions like cash advances and withdrawals normally carried out through ATMs and other distribution channels and/or some services provided to the CARD by the Bank on their own (via telephone order, telephone calls etc.), however they cannot receive payment and service purchase certificate or cash payment certificate against signature.  They acknowledge that these transactions can only be proved by the Bank’s computer records.  In the event that the CARD Holder(s) deposit cash through ATMs, however there is a discrepancy between the amount declared to the ATM and the minutes kept by the Bank authorities during the opening of the envelope, the amount determined by the Bank shall prevail.

c)              In the event that the Holder who has been assigned a CARD leaves the company, the Client agrees and declares that the situation shall immediately be notified to the Bank in writing, that he/she shall take back and deliver the CARD issued to this person to the Bank for cancellation, otherwise he/she shall be responsible for all transactions carried out with this card.  The Client shall further agree and declare that he/she shall be mutually responsible with the Card Holder for the expenditures that may be carried out even after he/she requests the cancellation of the card, until the CARD is physically returned to the branch.  In the event that the Client asks the Bank to cancel out the card of any of the CARD Holder(s) and the Bank cancels the card, the CARD Holder(s) agree and undertake that they cannot raise an objection to this matter.

d)             The CARD is valid and may be used in member merchants, Bank branches and/or offices, ATMs, other distribution channels and other units authorized by card system organizations.  Transactions made in member merchants where expenditures can immediately be converted into cash on behalf of the Client as well as payments and transfers to other cards or accounts from the CARD account shall be considered as a cash withdrawal.

16.7.                     RESPONSIBILITY OF THE CLIENT AND CARD HOLDER(s)

a)             The Client and Card Holder(s) shall jointly and severally be responsible for all the expenditures and cash advances and withdrawals made and additional service fees they benefit from by using the card, card number and password or by contactless card using this feature together with the relevant interest, taxes, funds, charges, fees and commissions as well as the misuse of the card number and password.  The Client and Card Holder(s) agree and undertake that they shall pay attention to the fact that the expenditure certificate and the cash payment certificate in case of cash withdrawals have been produced through the point of sale terminal of the relevant member merchant; otherwise, they shall accept all responsibility arising from the expenditure certificates, which are handwritten or stamped, indicating the name/title of the member merchant.

b)             The Client and Card Holder(s) agree and undertake irrevocably that they are aware of the risks and liabilities that may arise from the use of these contactless credit cards due to the non-contact feature, and they shall not hold the Bank responsible for any contactless transactions without notice and they shall further undertake to take maximum care in the use and storage of these cards and declare not to hold the Bank liable for the lack of a password, code and/or signature and/or no authorization for the use of these cards.  All kinds of legal and criminal liability arising from the use of the cards by third parties shall be borne by the Client and CARD Holder(s); therefore, they shall also undertake to be liable to pay any consequent damages incurred by the Bank.

16.8.                     ISSUING THE EXPENDITURE AND CASH PAYMENT CERTIFICATE AND CREDITING THE CLIENT’S ACCOUNT

a)             Expenditure certificates issued by the member merchant during the purchase of goods and services and cash withdrawal certificates issued by authorized institutions, branches or offices of the Bank or affiliated institutions with card system organizations as a result of the cash advance payment should be approved/certified by CARD Holder(s) by either entering the pin/password or signing the slip.  During such transactions, the CARD Holder(s) should have an official identity document with him/her to prove their identity(s) and submit it when required.  The customer’s debt arises at the time the slip is signed /password is entered/ cash is withdrawn from the ATM / the card is read to the reader in non-contact transactions.  The value date regarding the cash withdrawal transactions on the weekend/public holidays is the prior workday whereas the value date for depositing transactions is the first working day following the holiday; the value date regarding the cash withdrawal transactions on the workdays shall be the same day whereas the value date for the depositing transactions is the next working day.

b)             The Client and Card Holder(s) agree to keep the cash payment document or the bank receipts and their own copies of the expenditure document issued at the member merchants with the purpose to check the accounting/crediting of the transactions.  The Bank shall not assume any responsibility for the nature and content of goods or services purchased by the Client and CARD Holder(s) from member merchants.

c)              The Client and CARD Holder(s) agree and undertake to pay the Bank for the expenditures to be carried out via mail, telephone, fax and internet, and further agreeing that the disputes arising on these matters shall be settled between the Client and CARD Holder(s) and the member merchant, they undertake not to hold the BANK responsible for such an issue.  Payments realized via cash, wire transfer and EFT / Retail Payment Systems (PÖS) in order to be credited to the CARD are reflected on the credit card based as of the date the payment is included in the Bank system.

d)             In the case of expenditures realized by mail, telephone, fax and internet, the Client cannot withdraw from the fulfillment of their obligations arising from this agreement by suggesting that there are no documents indicating that the transaction has taken place or that the signature on the existing documents does not belong to the CARD holder(s).

e)              The Client declares and agrees that the Bank is authorized to request and debit the Client and the CARD account ex officio for any records notified in foreign currency by the foreign system organizations in relation to transactions carried out in foreign currencies through the use of overseas transactions and card and additional services either in foreign currencies or by converting it into Turkish Lira by taking into consideration the exchange rate and Foreign Exchange Tax and commission on the date the debt info is notified to the bank, and that the Bank is authorized to determine and/or change the method to be followed in the conversion of these records to Turkish Lira.

f)               In addition Client agrees and undertakes that the Bank is authorized to request and debit the Client CARD account ex officio for any fee, expenses and commissions regarding the card use notified to the Bank in foreign currency by the foreign system organizations together with its tax, duties and accessory expenses either in foreign currency or by converting it into Turkish Lira within the framework of the above principles therefore The Client shall make available the said amounts for the Bank to collect either in the foreign exchange deposit account if requested in foreign currency in the statement and in the TL demand deposit/commercial deposit account in Turkish Lira if required so.  The Client shall further undertake to comply with any amendments in relation to such charges, additional payments, commissions and any additional service charges to be incurred for the Card use.

16.9.                     ISSUING AND/OR DELIVERING CREDIT DOCUMENTS

In case of return of a product purchased using CARD, cancellation of service, return of excess amount or for any reason, the Customer CARD is credited as much as the amount displayed in the credit document upon the receipt of the credit document issued by the member merchant by the Bank.  However, the issuance of the credit document shall not annihilate the debts and obligations of the Client and CARD Holder(s) in relation to the expenditure document (slip) which they have previously signed for the said goods and services.

16.10.              CASH WITHDRAWAL FROM AUTOMATIC TELLER MACHINES (ATM)

The CARD Holder, who is authorized to withdraw cash advance by the Client may withdraw money through ATMs of the Bank or other domestic or foreign banks with whom the Bank has entered into an agreement, within the terms and limits set by the Bank using his/her CARD and the passwords delivered to him/her.  Similarly, the CARD holder, who is authorized by the Client to withdraw cash from the Client’s demand deposit/commercial deposit account or overdraft account may withdraw money through ATMs of the Bank, within the terms and limits set out both by the Bank and the Client using his/her CARD and the passwords delivered to him/her.  The Client and Card Holder(s) acknowledge, agree and confirm that these transactions can only be carried out using the pin numbers (password) and credit cards delivered to them and there will be no signed documents in these transactions the ATM records together with the computer records of the Bank shall be taken as basis for the determination of the transaction (debt).  Cash payment certificate produced by ATM in cash advance withdrawal and withdrawal transactions carried out by the Card Holder(s) from automatic teller machines displays that the transaction is realized by entering the password and shall constitute the basis for the responsibility of the Client and Card Holder(s).

16.11.              LOSS AND THE THEFT OF THE CARD

a)             The Client and CARD Holder(s) are responsible for the loss, theft and destruction of the card by any means whatsoever.  The Client and CARD Holder(s) are obliged to immediately notify the closest branch of the Bank or any other authorized organization affiliated to the card system in case the card is lost, stolen or damaged in such a way that it cannot be used, and subsequently confirm this notification in written (within 24 hours) at the latest.

b)             The Bank shall notify the organizations affiliated in the system of such notification upon receiving the notice of loss and theft in writing.  The Client and CARD Holder(s) acknowledge that they will be held responsible for the expenditures incurred by third parties until the card number is displayed in the domestic and international prohibited card lists (stop list), they further agree and undertake to pay the expenses such as the renewed card fee or the communication expenses regarding the loss theft notice that will arise from the renewal of the lost or stolen card and to be credited in the Client’s current account by the bank.  The card should be returned to the Bank without being used even if it is found by the Client or the Card Holder(s) after the notification of loss and theft.

c)              It is at the discretion of the Bank whether or not to have the risk insurance policy issued or renewed, provided that the premiums and expenses are paid by the Client, in order to cover the losses incurred/to be incurred by the Client due to lost or stolen cards.  The Bank is obliged to insure the responsibility of the non-merchant Clients as specified in the Bank Cards and Credit Cards Law, upon the request of the Client and provided that the relevant insurance premium is paid by the Client.

16.12.              BANK ACCOUNT STATEMENTS

The Client agrees that the debit and credit records arising from the use of the CARD shall be transformed into an Account Statement by the Bank and delivered to the address specified in the application form within the periods to be determined by the Bank (monthly, every 15 days etc.).  The Client agrees and undertakes that any notification delivered to the previous address shall be deemed to have been made to them unless the Client informs the Bank of any amendments in their address in writing or via the call center within 15 days at the latest.  The account statement delivered to the Client is deemed to have been sent to the CARD Holder as well.  Any details regarding the interest rate and other changes specified on the account statement is considered as a notification.  The Client and Card Holder(s) are also obliged to follow the debts of the CARD account and to learn them by using the communication facilities provided by the Bank (telephone, internet, ATM etc.).  Therefore, the Client agrees and undertakes to pay the debt even if he/she has not received the account statement by the due date, and hence shall not raise an objection to the principal, interest, duties and tax liabilities by claiming that the Account Statement has not been received by him/her.  In the event that the Client does not raise an objection to the Account Statement sent by the Bank within one month from the date of receipt, either by notary public or by registered mail, he/she shall be deemed to have accepted the debt specified in the account statement.  The Client further agrees and acknowledges that the objection to the debt shall not rule out the obligation to pay the debt and in this case, the account statements shall be considered within the documents referred to in Article 68/1 of the Enforcement and Bankruptcy Act and that the Bank shall have the right to terminate the agreement and cancel the Cards, without sending any notice to the Client and without prejudice to other claims and rights in case the payment has not been made on due date.  In the event that the Client requests re-delivery of the account statements older than 3 months previously delivered by the Bank, he/she shall be obliged to pay the fee determined by the Bank.

16.13.              INTEREST, FEE, TAXES AND OTHER EXPENSES

a)             The contractual interest rate applicable to the related receivables of the CREDIT CARD Credit extended within the framework of this agreement cannot exceed the maximum monthly interest rates declared by the Bank to the Central Bank as to be applied to credit cards.  The Bank has the authority to determine the interest rates to be applied in accordance with the economic conditions of the day and any increase in contractual, delay and default interest rates is directly reflected to the Client in the same way.

b)             The Client and the Card Holder(s) are obliged to pay the amount of debts arising from the expenditures realized with the Card and notified to him/her by the account statement until the due date (latest day of payment) specified in the statement.  In case the outstanding balance is paid partially, interest is calculated over the remaining balance.  In the event that a minimum payment amount or an amount above that is paid following the account balance, the interest rate to be charged to the remaining balance is contractual interest; in case the payment realized is below the minimum payment amount, then the default interest is charged for the unpaid portion of the minimum payment amount, and the contractual interest is applied for the portion exceeding the minimum amount of the total debt as of the related period.

c)              The Client and the Card Holder(s) agree and undertake that their debts will become due unless the minimum payment amount has been deposited by the due date.

d)             The Client and the Card Holder(s) agree and undertake to pay to the Bank any changes to the rates and amounts specified in the account statement regarding interest, commission, fee etc. charged to the CARD account together with their taxes, duties funds etc. to be applied to them.  The Client and CARD Holder(s) are deemed to have accepted and committed the rates and amounts of the interest, commission and fees determined by the Bank as of the date of the Agreement.  In addition, the Bank has the right to change the rates, amounts and minimum amounts of interest,      commissions and fees.  The Client agrees and undertakes that such amendments shall be effective as of the cutoff date following the notification by account statement, that he/she shall adhere to these changes, that the Bank is authorized, by informing the CARD Holder(s) in advance, to determine whether the payments to be made to the CARD account will be offset from the principal or accessory debts of the CARD Holder(s).

e)              The Client and the CARD Holder(s) agrees and undertakes any liability in relation to the expenses made abroad using the credit card and arising from any amendments to the current foreign exchange legislation and other legislation, and undertake that the Bank has the right to request the reimbursement of the receivables in US dollars, another convertible currency or TL as denominated in the account statements together with the expenditures in foreign currency and that the interest, commissions and fees to be accrued for these expenditures shall be credited to the account in foreign currency if the expenditures are displayed in foreign currency.  In case the foreign exchange expenditures are requested by the Bank in Turkish Lira; the Client and the CARD Holder(s) further agrees and undertakes that the transaction record of the expenditures in USD or other convertible foreign currency shall be converted into Turkish Lira at the current foreign exchange selling rate of the Bank as of the date when the Bank receives the transaction records, that the Bank is entitled to charge a foreign exchange sales commission due to this foreign currency conversion and that they shall not raise an objection on the differences arising from the exchange rate differences in the debt items to be reflected to the account statement for the expenditures abroad.

f)               Where the member merchant is a company such as an international airline and so on which is an affiliate of a foreign bank or authorized institution but performs business in Turkey, the transaction amount is reflected in the account statements of the Client/ Card holder(s) in foreign currency as a transaction made abroad even if the transaction slips are in TL, in accordance with the international rules, and the above mentioned principles shall apply for the payment of the debts arising from using the card abroad.

g)              The Client agrees and undertakes to pay and/or to be credited in return for Credit card issuing and renewal fees to be accrued by the Bank and all kinds of service fees and commissions to be paid to other banks and institutions related to the Card such as provision, communication expenses, examination expenses arising from unjustified objections etc.  The Client and CARD Holder(s) agree and undertake that the value date regarding cash withdrawal transactions shall be the same working day (for cash withdrawals made on holidays, the value date shall be determined as the prior working day before the transaction).  In the event that the Client and CARD Holder(s) prefer affinity, co-branded cards with special emblems, they shall agree and undertake that the Bank has the right to collect by crediting the CARD account and pay to the related institutions and organizations the pre-determined amount of participation and transaction fees that may be changed in the future, and that the Bank may also transfer the personal identity information of the Client and/or Card Holders pursuant to the provisions of the protocols negotiated between the relevant institutions, organizations and the Bank in addition to the membership and renewal fee throughout the card allocation and renewal periods of the CARD.

h)             The Client shall agree and undertake;

•                  to pay a default interest to be charged on the unpaid portion of the minimum amount, from the due date to the due date, if any, otherwise until the next cutoff date, in the event of a failure in paying the minimum amount stated in the account statement,

•                  and to pay a default interest to be charged for the period from the cut-out date in which the transaction was originally recorded until the date of payment, in case of raising unfair objections regarding credit card transactions and the late collection of proceedings subject to this appeal.

i)                 Partial payment to be set off from the minimum payment amount before the due date does not prevent applying overdue interest to these amounts.

j)                The Client and the CARD Holder(s) agrees and undertakes that the interest on the accounts shall be calculated and accrued by the Bank on interest number together with all kinds of taxes and RUSF in accordance with the banking practices and credited to the Client’s accounts accordingly, that the amounts to be accrued in accordance with the above-mentioned principles as well as the money withdrawn from the accounts shall be credited considering the date of transaction as the value day and the amounts in relation to deposited amounts shall be debited considering the first working day following the deposit as the value day; and they further undertake to pay commissions, interest and all taxes and duties In accordance with this agreement as well as other taxes and duties to be imposed in the future and the possible increase regarding the taxes, duties and add-ons.

16.14.              CANCELLATION OF THE CARD

The Bank may close the credit card account before the expiry date and terminate the Agreement unilaterally based on the reasons such as misuse, non-compliance with any provision of the contract or without giving any reason.  In accordance with this agreement, the Bank may cancel all credit cards issued to the Client and CARD Holder(s), cease their right to use, request the payment of the total debt together with the accessory fees and request the Client and the Card Holder to return the cards.  CARD Holder(s) agree and undertake that they will no more use the cards and return them to the Bank immediately following the written or oral notification of the Bank.  The Client and/or the Card Holder(s) agrees, declares and undertakes that the Bank may stipulate the physical return of some credit cards for cancellation based on their exclusive features In the event that the Client wishes to terminate the Agreement, he/she agrees and undertakes to notify the Bank in writing, to return all CARDs issued to him/her by the Bank pursuant to this Agreement and to pay all debts together with their accessories as a prerequisite for the termination of the Agreement.  In the event that this agreement is terminated for any reason whatsoever, the Client agrees to pay all outstanding debts immediately and in cash, or accepts and undertakes to pay default interest on Turkish Lira and/or foreign currency debts for the period to be elapsed from the date of cutoff, which is the last date of interest accrual before the termination of the contract, until the entire balance is paid.  In the event that the default interest rate and application conditions determined by this agreement is amended by the Bank; the Card Holder(s), without the need for any further notification, shall approve the application of new interest rates to the accounts as of the date of the amendment without any objection or registration.

17-      PROVISIONS REGARDING TL/FX EXPORT CREDITS, OTHER EXPORT CREDITS, PRE-FINANCING CREDITS

a)             The Client agrees that the procedures which shall be carried out because of exports that will be realized in accordance with this Agreement or outside the framework of this credit Agreement by means of the Bank, will be subject to the provisions of currently applicable and future foreign exchange and customs legislation and other relevant legislation, as well as to the brochures concerning the “Uniform Customs and Practice for Documentary Credits-UCP 600” and “Uniform Rules for Collections URC 522” which have been prepared by the International Chamber of Commerce, “Uniform Rules for Bank-to-Bank Reimbursements under Documentary Credits-URR725”, “International Standard Banking Practice-ISBP681” and to the future revisions of the said rules.  The Client further agrees that the relevant rules stipulated by the International Chamber of Commerce form an integral part of this Agreement.

b)             The Bank is authorized to monitor and inspect whether or not the Customer has carried out the procedures, which, according to the provisions of the relevant decisions and communiqués, are required with respect to the credit that has been granted in accordance with this Agreement, as well as whether or not the credit has been used for appropriate purpose.  The Client agrees and undertakes to pay the Bank all the tax and other statutory obligations which were initially exempted, including accrued fines, in the event that the Client fails to realize its export commitment/fulfill its obligations within the specified period or the export commitment is not met for any reason although export is realized/obligations are fulfilled.

c)              In the event that the foreign currency equivalent of the exported goods is not paid by the Buyer/Importing Company or the Client fails to fulfill any of its commitments, the Bank has the right to sell the export goods by bringing them to the country, to sell/to have them sold to other buyers abroad or in a market of its choice, or to have the goods stored in the warehouse.  However, the exercise of this right by the Bank shall not be deemed a necessity for the Bank and the Bank shall neither be held responsible for not making or delaying this sale or for abandoning the sale.

d)             In order to bring back the exported goods and relevant export documents which are actually exported but are not cleared by the buyer for any reason and furthermore they cannot be sold at an appropriate price in the neighborhood, the Client agrees and undertakes to authorize the Bank and to submit to the Bank the documents relating to the warehouse costs, freight, insurance etc. of the exported goods.

e)              The Client, pursuant to this Agreement, agrees and undertakes to pay to the Bank immediately the amount, interest and all expenses and commissions upon the first written request of the Bank, in cases where the export value of the goods covered in the export documents, constituting a collateral for the loan extended by the Bank, is not paid by the buyers in the country to which they are delivered within the period specified in the sales agreement or the export value cannot be collected due to problems on the correspondent accounts between Turkey and the buyers country or for other reasons whatsoever although the export value is paid by the buyer.

f)               The Bank has no obligation to examine and control the export documents and exported goods.  The Client further agrees and undertakes that the Bank shall not be held liable, in any way, due to the insufficient, inaccurate, incomplete, improper or distorted export documents to be sent to correspondents, due to the type, quantity, quality and value of the exported goods defined by the export document, the shape and quality of the packaging and the delivery method that do not comply with the sales contract between the buyer and the seller, all general and exclusive conditions documented, due to the morality and performance of the importing companies and other intermediaries, any loss and damage to the goods during transport and storage, changes in qualifications and amounts, the solvency of the carrier and the insurer as well as the application of all expenses and insurance provisions related to transportation.

g)              The Client agrees and undertakes to pay additional commission in the amount/rate deemed appropriate by the Bank in case it does not fully or partially fulfill its commitment to provide foreign currency inflow to the Bank by bringing the money earned arising from the exports, or overseas entrepreneur services or deliveries deemed to be exports.

h)             In the event that the Bank disburses all or part of the loan extended by this agreement as a pre-financing loan, the Client agrees and undertakes to pay the loan (principal, interest, commission and expenses) back within the maximum loan term with the foreign currency inflow earned as a result of exported goods and services in the manner specified in the foreign exchange legislation, otherwise to reimburse in a single sum the TL equivalent of pre-financing foreign currency to be repaid by the Bank and the related interest, commission and expenses which shall be calculated at the current foreign exchange selling rate applied by the Bank at the time of payment as well as the

TL equivalent of the difference between these amounts calculated applying the exchange rate at the date of transfer.

i)                 The Client agrees that the foreign currency loans with minimum amounts or above that do not require export commitments shall not be repaid before the pre-determined term and otherwise undertakes, irrevocably and without any further notification from the Bank, to fulfill the legal obligations arising and/or to arise and shall pay in cash and in lump sum any amounts obliged pursuant to the provisions of the Legislation on the Protection of the Value of Turkish Currency, amended further provisions (if any) and/or the provisions of legislation to replace these provisions.

18-      PROVISIONS ON CREDITS INDEXED TO FOREIGN CURRENCY

In the event that the Bank deems it appropriate to extend all or part of this loan in foreign currency indexed loan upon the request of the Client, the Client agrees and undertakes to fulfill the following issues.

a)             In the event that the Client uses a credit which is indexed to a foreign currency, the credit which has been granted and provided in a foreign currency without any export commitment will be used after being converted into Turkish Liras on the basis of the foreign currency buying rate applicable at the Bank’s cashier’s desk.  The loan is collected from the Client at the foreign exchange selling rate indexed by the Bank.  The risk of the customer is followed up in TL.

b)             The Client shall assume the currency risk between the disbursement and payment dates of the foreign currency indexed loans to be extended by the Bank.  The Client shall also be liable to pay the exchange rate difference to be calculated by the Bank during the principal and interest payment periods.  The Client agrees that he/she does not have the right to request the exchange differences paid back.

c)              As of the date of each installment in the credits repayable according to a repayment schedule or as of the due date (date of repayment of principal sum) in the credits without a repayment schedule, the Client agrees and undertakes to pay an exchange difference of an amount in Turkish Lira to be calculated by multiplication of the repaid principal sum or the principal portion of the paid installment by the exchange difference between the exchange rate valid as of the date of credit drawdown and the exchange rate valid as of the date of installment paid.  The Client further agrees and undertakes to pay RUSF and BITT amounts to be separately calculated over the “Principal Sum Exchange Differences” to be determined over the repaid principal sum as of the dates of repayment.

19-      TRANSACTIONS REGARDING LETTERS OF GUARANTEE / GUARANTEES / COUNTER GUARANTEES

a)             Upon the request of the Client, the Bank shall extend all or part of the loan allocated by this agreement in the form of bid bonds, performance bonds, advance payment guarantees and all other letters of guarantees to be prepared within the private and official forms as well as the letters of guarantee and counter-guarantees addressing government institutions and organizations as well as other natural and legal persons in Turkey and abroad in accordance with the terms and conditions to be determined by the addressees or the Bank.  The Bank may issue letters of guarantee and counter-guarantees either on its own, via another Bank or correspondent or within a consortium constituted under the Banking Law.

b)             If, for any reason whatsoever, the Bank receives a request for the partial or full payment of the letter of guarantee, guarantee or counter-guarantee which it will issue in accordance with this Agreement, it is authorized to pay the amount specified in the relevant letter of guarantee, guarantee or counter-guarantee upon the addressee’s first request, without taking into consideration the Client’s claims concerning the reasons for non-payment or having to wait for the results of the Customer’s said claims and without the need to obtain the Customer’s approval, or to notify and inform the Customer in advance.

c)              In the event that the letters of guarantee provided by the Bank are indemnified, the Client agrees and undertakes to pay the Bank immediately the amount paid to the addressee by the Bank on the date of indemnification.  In the event that the Client fails to reimburse the payment on the date of indemnification, the receivables of the Bank, which have been converted into cash loans, shall become due and the Client shall agree and undertake that the highest loan interest rate applied by the Bank to short-term loans shall be considered as contractual interest and the Bank shall have the right to apply a delay/default on this rate, to be determined in accordance with Article 4 from the date when the letters of guarantee are indemnified to the date when the Bank’s receivables are completely liquidated.

d)             In the event that an interim injunction is imposed on the letter of guarantee, counter guarantee and/or other guarantee given and/or issued by the Bank; the Bank shall be authorized to consider the term period to be suspended as long as the interim injunction prevails and to pay immediately in case the indemnification request is submitted upon the annulment of the interim injunction.  However in case the indemnification request is delayed and the letter of guarantee, guarantee and counter guarantee cannot be paid on time by the Bank due to the interim injunction and the Bank has to pay an overdue interest, the Client shall be responsible for any loss and damages to be incurred by the Bank.

e)              The commission rate of the letters of guarantee can be determined exclusively and separately between the Client and the Bank on the date of issue for each letter issued.  In the event that the commission rates regarding the letters of guarantee with/without a term period is increased, the new rate is imposed in the first commission period following the date of increase.

f)               In the case of letters of guarantee without fixed terms, the Client pays the commission and expenses in three-monthly periods at the beginning of each period.  Periods which are less than three months will be considered as lasting three months.  The Bank has the right to request and collect the commissions and expenses of letters of guarantee without fixed terms in the form of an advance payment for a full year.  In the case of a letter of guarantee which has a fixed term, the Bank is authorized to collect the commission and expenses in advance in accordance with the term of the relevant letter of guarantee.  The Bank is also authorized to apply the commission fee which is applicable to performance bonds, to provisional letters of guarantee, guarantees and counter-guarantees which have not been returned on their respective due dates.

g)              The Client shall be held responsible for the letters of guarantee with/without a fixed term which will be issued or provided by the Bank, as well as for their commissions and all the legal and financial consequences which might arise from them, until the termination of the Bank’s obligation to pay because of the cancellation or return of the relevant letter of guarantee, or the release of the Bank by the addressee from all its obligations arising from the letter of guarantee, or the submission of a final court verdict concerning the cancellation of the letter of guarantee to the Bank.

h)             The Client agrees that if a letter of guarantee or counter-guarantee has been issued in a foreign currency, the amount of the commission and that the required adjustment shall be collected in the same foreign currency with the L/G, and where this is impossible, the TL equivalent of the commission and that the required adjustment to be calculated with the Bank’s foreign currency sale rate on the accrual date.  In case the issued letters of guarantee are cashed, the Client further undertakes to pay the TL equivalent of the cashed amount to be calculated at the foreign currency sale rate applicable at the date of transfer.

i)                 In the event that a letter is issued in favor of the Client transferring the appropriate limit from other Bank limits of the Client, the Client shall agree and undertake to pay the commission, tax and other expenses to be paid to the bank issuing the letter apart from the commission to be calculated by the Bank in accordance with the above mentioned principles.

j)                In the event that the letter of guarantee and other guarantees are indemnified by exceeding the Client limit due to the legal obligations such as default interest, interest and other accessories to be imposed by the Bank, the Client shall be responsible for the part exceeding the limit.

k)             In the event that the addressee requests the Bank to either extend the maturity of or indemnify the letter of guarantee, counter-guarantee and/or other guarantee with a definite term, the Bank shall have the right to decide whether to extend the maturity of the letter of guarantee, counter-guarantee and/or other guarantee or to indemnify it.

l)                 The Client agrees and undertakes that the Bank has the right to issue letter of guarantee and/or counter guarantee, guarantee and other guarantee texts in Turkish or foreign language, that it shall not assert invalidity due to issuing the letter of guarantee addressing a Turkish addressee in a foreign language, and that the Bank has to pay immediately, under the provisions of this Agreement, upon the first request of the addressee in case the Bank encounters a claim for indemnification or payment.

20-      NON-CASH CHECK CREDITS

a)             A non-cash credit risk shall be allocated to the Client in return for the amounts which the Bank shall be responsible for paying in accordance with the relevant legislation and with respect to each page of the checks in the check book which has been delivered to the Client.  This non-cash risk shall prevail within the Client’s outstanding balance until the conversion of the relevant risk into cash by means of paying the check responsibility amount, the return of the original copies of the checks, the submission of a final court decision concerning the invalidity of the checks or the cessation of the non-cash risk in accordance with relevant legislation.

b)             The Client shall agree and undertake that it shall need an exclusive credit limit in order to issue cheques to the bearer, that it is not allowed to issue cheques to the bearer unless it is submitted an exclusive chequebook designated for this purpose, that the Bank shall not have any responsibility if the Client fails to issue cheques to the bearer by using an exclusive chequebook designated for this purpose and to indemnify any damages incurred by the Bank immediately in case the relevant authorities have ascribed the responsibility to the Bank.

c)              Checks paid by the Bank shall be collected from any account of the Client held by the Bank, irrespective of whether the check and/or the identity card or other documents of the check holder are falsified or distorted.

d)             In the event that the Client’s

•                  check account has been closed for any reason whatsoever,

•                  checks granted by the Bank or other banks/financial institutions have been bounced,

•                  been prohibited from opening a check account and issuing checks,

•                  credit worthiness has been deteriorated and other loans have become due,

The Bank reserves the right to request the return of all check sheets delivered to the Client.

e)              In case the Client fails to return the check sheets, upon the first request of the Bank, it agrees and undertakes immediately and in full deposit the Bank in cash the total amount to be derived by multiplying the amount that the Bank is liable to pay for each cheque sheet in accordance with the provisions of the relevant legislation with the number of cheque sheets at hand.

f)               In case there is no provision for checks issued by the Client, the Bank reserves the right to pay the check against the Client’s any account held with the Bank.  However, the Bank shall not be held responsible for failing perform this transfer even if there is sufficient amount in other accounts of the Client.

g)              The Bank shall not be responsible for the loss, theft or unauthorized use of check sheets.  In such cases, the Client shall be obliged to apply to the judicial authorities and to take necessary measures.  In the event that the Client fails to notify the Bank that check sheets have been lost, stolen or used by unauthorized persons and that the compulsory measures are taken legally, it shall accept and undertake that the checks shall be credited to its account when submitted for payment, even if the lost checks are previously paid.

h)             The Client is responsible for returning the check sheets that it has paid for in cash and/or canceled due to mistake.  Otherwise, the Client agrees and undertakes to deposit the amount that the Bank is liable to pay for each cheque sheet.

i)                 In the event that a check is issued on behalf of or acting as a representative of the natural person check she owner, the check account/sheet owner shall be responsible for fulfilling the obligations against the Bank due to this check.

21-      COMMERCIAL LETTERS OF CREDIT AND ENDORSEMENT AND ACCEPTANCE CREDITS

a)             Non-cash commercial letter of credit can be used by opening a letter of credit with the correspondent of the Bank.  In the event that the Bank agrees to extend all or part of this credit line to the Client in the form of a non cash commercial letter of credit line, including a deferred letter of credit, the Client shall submit a letter of cred form to the Bank for each letter of credit requested.  Any requests for amendments regarding the terms of the proposal or the terms of the letter of credit shall be evaluated by the Bank considering the Client’s limits, economic conditions and expenses at that time.

b)             The Client agrees to immediately pay its debt as of the date when the amounts of the documents which form the subject-matter of the commercial letter of credit have been debited by the correspondent bank to the account the Bank.

c)              Documents to represent the commodity to be imported and other documents deemed appropriate by the Ban regarding the letters of credit to be opened shall be issued/endorsed or transferred in the name of the Bank.  The documents regarding the letters of credit to be opened shall be issued/endorsed or transferred in the name of the Bank for collateral purposes therefore the provisions set out in this Agreement regarding the collaterals established in favor of the Bank shall apply to the goods subject to the letter of credit.

d)             Within the scope of exercising the rights within the context of collaterals, the Bank is authorized to carry o all kinds of transactions related to the letter of credit on behalf of the Client and to clear the goods subject to letter of credit from the customs by acting on behalf of the Client.  The Bank’s right to pledge on such goods shall also prevail following the customs clearance.  However, the Bank has no obligation for clearing the goods under an circumstances.

e)              The Client shall be responsible for performing the transactions such as opening, extension, cancellation and other transactions in accordance with the banking procedures and practices and the relevant legislation in relation to the letter of credit.  The Bank reserves the right to reject the claims regarding the transactions in cases where it believes that these transactions shall damage its interests.

f)               The Bank may be held responsible for delays or loss concerning the delivery of the documents which the correspondent bank has sent, nor for any mistakes made by and faults originating from the correspondent bank in accordance with its level of fault/defect.

g)              The Client will utilize the documentary time bills of exchange, which will be issued in a foreign currency with respect to the goods that it will import by using this credit and, which the sellers will draw on the Bank or the Bank’s correspondent banks or the Client, by means of their acceptance and/or avalization by the Bank or the correspondent banks and subject to the Client’s several liability which has been specified in this Agreement and under the condition that it fulfills the terms and conditions which have been stipulated in relevant legislation.

h)             The Client accepts that the said bills will be accepted in accordance with the conditions which have been specified in the commercial letter of credit (opening) that he personally or his authorized proxy will sign each time, and in return for the shipment documents which will be delivered to the correspondent Bank.  The Client shall also agree that the terms and conditions specified in this Agreement shall prevail starting from the date when the letter of credit opening has been sent to the correspondent banks.  Any requests for amendments concerning these letter of credits will be subject to the evaluation of the Bank.  The terms and conditions of this Agreement will continue to be applicable exactly as before if the Bank does not accept amendment requests.

i)                 Regarding the transfer of foreign currency amounts of the policies accepted or endorsed by the Bank (together with the interests if it is a policy with interest), by the Bank directly or via the TCB to the correspondent or policy holder who will pay the policy amount, the Turkish Lira equivalents of these shall be paid to the Bank by the Client regardless of the clearance of the documents or the goods that they represent before their due dates.

j)                The Client will also pay the Bank the seller’s discount interest and expenses if he has accepted to pay the said amounts, even if the bills of exchange contain no interest payment requirement.

k)             The Client agrees that the procedures which shall be carried out in relation to the letter of credit to be opened in accordance with this Agreement shall be subject to the provisions of currently applicable and future legislation as well as to the brochures concerning the “Uniform Customs and Practice for Documentary Credits-UCP 600” and “Uniform Rules for Collections URC 522” which have been prepared by the International Chamber of Commerce, “Uniform Rules for Bank-to-Bank Reimbursements under Documentary Credits-URR725”, “International Standard Banking Practice-ISBP681” and to the future revisions of the said rules.  The Client further agrees that the relevant rules stipulated by the International Chamber of Commerce form an integral part of this Agreement.

l)                 Regarding the letters of credit, the Client agrees and undertakes to pay the document amount to the Bank at the same time receiving the document from Bank, and acknowledges that if the documents require a deferred payment, the pledge on the goods shall prevail until the payment of the debt.

22-      PROVISIONS RELATED TO LOANS FOR FINANCING AGRICULTURAL ACTIVITIES

a)             In the event that the Client has used/shall use an interest aided credit within the provisions of this Agreement, it shall agree and undertake to pay to the Bank the BITT on the interest borne by the Undersecretariat of Treasury in advance as of the due date/ periodical payment date/ liquidation of the account.

b)             In the event it is determined that the Client does not perform agricultural production in accordance with the provisions of the relevant legislation, Law, Decree and Regulations, the Client agrees and undertakes that its interest support for the loan used shall be to ceased as of the date of determining such a failure/defect.

c)              In the event it is determined that the Client has used these loans for purposes other than those specified in the provisions of the legislation and the documents issued by the competent authorities, does not carry out the intended agricultural activity, or does not meet the requirements set out in the legislation within the period specified, the Client shall agree and undertake;

•                  to pay the amount of interest and expense supported,

•                  to pay any delay / default interest,

as of the date of determining such a failure/defect.

d)             In relation to the interest aided investment credit withdrawn by the Client; the Client shall agree and under that the interest aid shall be ceased as of the date the loan is granted in case the Client cancels/gives up the facility investments.

e)              The Client agrees and undertakes to pay the interest amounts not covered by the Undersecretariat of Treasury due to insufficient funds, calculation errors or other reasons in relation to the interest aided loans together with all other expenses and accessories within the scope of this Agreement.

f)               The Client agrees and undertakes to use these credits pursuant to the purpose of allocation in accordance the provisions of the law, decree, communiqué and other legislation in force and to be issued in the future and in  accordance with the documents, instructions and the communiqués to be published by the competent author and to submit the necessary documents in a timely and duly manner to the Bank in case the loans require submission of certain documents.

g)              The Client and the Surety/Sureties agree and undertake that the Bank has the right to pledge and offset on income based on support payments to be paid by the Ministry of Food, Agriculture and Livestock and/or any public institution and/or any grant and other payments whatsoever to be paid in favor of the Client, that these amounts have been transferred and assigned to the Bank in return for the credit debts, and that the Bank has the right offset these amounts against the outstanding debt balance.

h)             Advance payment may be allowed in investment loans, to be allocated for the purpose of purchasing agricultural inputs, if requested by the Client and in case the Bank deems this request as appropriate.  In this respect, the C is obliged to certify to the Bank following the advance payment by the Bank that the expenditures have b realized within the period deemed appropriate by the Bank.  In the event of a failure to certify that the expenditure subject to the advance has duly been realized the advance payment amount shall be collected back together the default interest to be calculated as of the date of advance payment.

i)                 The Client agrees, declares and undertakes to allocate such a loan exclusively allocated pursuant to Agreement for to finance agricultural business in accordance with the project, plan, feasibility and principle the project evaluation report prepared by the Bank for agricultural activities and in line with the specified purposes not to use the credit for any purpose other than agricultural purposes that shall disrupt the integrity and profitability of the project, not to make any specific changes in investment projects without obtaining the prior consent o Bank, the Bank reserves the right to control all activities and operations related to the investment until the arising from the loan is fully collected and liquidated, that the Bank will fulfill its recommendations in this re and shall further undertake that the liabilities/debts shall become due if any of these are not met.

j)                In the event that the Client is found not operating in accordance with the provisions of the Agreement respect to the loan used, or is determined to be operating with an incomplete capacity throughout the operational controls carried out by the Bank, the Client shall be requested to complete the deficient capacity within the period given by the Bank or to pay the amount of credit corresponding to incomplete capacity, otherwise all of its d will become due except for force majeure (natural disasters, problems in the process of importing animals f abroad, or when the market is closed down diseases due to foot-and-mouth diseases etc.).

k)             The Client agrees and undertakes not to hold the Bank liable and not to refrain from paying the debt on grounds claiming that the live animals, inanimate fixtures, tools and similar items they have purchased in from the country or from abroad allocating the loan provided are not efficient and in compliance with the terms of the agreement.

l)                 Whether project based or not; all kinds/types of live animals, inanimate fixtures, tools and similar agricultural inputs which are approved to be purchased by allocating the loan extended pursuant to this Agreement are purchased from the public or private institutions that have a contractual relationship with the Bank or from the market, the purchase price may be paid by the Bank directly to the vendor, company or interested persons and these amounts may be credited to the customer’s account(s).

23-      PROVISIONS FOR THE USE OF LOANS WITH THE BANK CARD

a)             All or part of the credit extended by this Agreement may be extended to the Client to be used via a card to be issued by the Bank.  In case the credit is disbursed so as to be used via a card, the Client agrees and undertakes following issues in addition to other provisions of this Agreement and the relevant provisions of the Banking legislation.

b)             The Client agrees and undertakes to use the credit line allocated by the Bank for the purpose of withdrawing cash through the Bank’s ATMs and/or branches and/or for the purchase of agricultural inputs (seed, seedling, sapling, fertilizer, feed, medicine, fuel etc.) from member merchants or through other banking instruments to be introduced by the Bank in the future.

c)              In case the allocated limits are used in member merchants for the purpose of purchasing agricultural inputs, the Bank may grant the Client an interest-free period for reimbursement of input expenditures in accordance with the agreements concluded with the vendors.  In the event that the Client is granted an interest-free period, the Client agrees and undertakes that the uncollected portion of the agricultural input purchases at the end of the interest-free period shall be converted into cash and credited in the Client’s accounts with the value date to be considered as the end of interest-free period and interest shall be charged on such an account.

d)             The Client agrees and undertakes that the Bank shall collect all transaction costs and its accessories arising from the use of the card initially from a drawing account to be associated with the card if the outstanding balance is available.  In case the outstanding balance of that account is not available the debt shall be credited to a credit account to be associated with the card.

e)              The Client agrees and undertakes that interest, commission, tax and other expenses shall be charged to the loans withdrawn by the card and in accordance with the banking instrument used.

f)               The Client further agrees that it shall be credited in return for the transactions and their accessories realized using the card and undertakes to pay for all debts, interest, commissions, taxes, expenses etc. arising from such a transaction on the due dates to be determined by the Bank.

g)              The Client agrees and undertakes that all information regarding the agricultural input purchases realized using the credit account/ limits associated with the card shall be notified to the Bank by the member merchant in electronic (computer) format and/or via POS in a format to be negotiated between the Bank and the merchant member and that the Client’s credit limits/account balance associated to the card shall be automatically queried via the Bank system based on this information.

h)             The account statements indicating the debit and credit details of card transactions of the Client as well as the debit and credit transactions in the drawing account to which the card is associated are delivered to the address of the Client specified in this Agreement at the periods determined and notified by the Bank.

i)                 The Client agrees and undertakes to use the card within the validity period and in accordance with the laws, decrees, regulations, codes and communiqués in force and the rules determined or to be determined by the Bank.  The Bank notifies the Client in the account statements about the changes to be realized regarding the use of the card.  The Client is also required to follow new rules related to the use of the card and use the card within the new rules and regulations without further notice.

j)                The Bank’s notification about the interest rate and other amendments in the account statement is in the form of a notice.  The Client agrees and undertakes that he/she is obliged to pay the debts incurred from the principal, interest, tax and other expenses specified in the account statements to be delivered to him/her within the non-interest period and / or on the maturity / accrual date of the credit account.

k)             The Client agrees and undertakes that he/she may raise an objection on the transactions realized with the card and/or other elements of the account statement by applying to the Bank within one month after the interest-free period and/or maturity, stating the justification, otherwise, he/she shall be deemed to have accepted the debt or issues stated in the account statement.  The Bank shall respond to the Client’s complaint and objection related to the use of the card in a justified way within twenty days from the date of application using the Client’s application method.

l)                 The Client agrees and undertakes that he/she shall be deemed to have received and agreed with the content of the account statement unless he/she raises an objection by claiming that the Account Statement has not been received by him/her, that the account statement shall be considered within the documents constituting a concrete evidence for the debt, as referred to in Article 68/1 of the Enforcement and Bankruptcy Act; that the Bank is obliged to notify the Client on amendments to interest rates, fees and payment amounts, credit account/limits, any amendments to these and the account statement delivery periods, changes regarding the card use and relevant terms and conditions as well as other issues to be deemed appropriate by the Bank and the Client is obliged to follow and comply with these; and that the Client can requests the re-delivery of the account statements older than 3 months against a fee.

m)         The Client agrees and undertakes that the Bank reserves the right to close all or part of the accounts opened on behalf of the Client, suspend or to cancel the credit account terminate/close the use of the card before the expiry date and request the card to be returned in case of failure to pay the debts arising from this Agreement on time, failure to comply with the provisions of the Agreement, abuse of the services provided by the Bank and in case other credits have become due and further acknowledges that the Bank may not renew the card(s) that have expired.

n)             In the event that the Client wishes to leave the card system, he/she has the right to have the card canceled upon fulfilling all obligations related to the card.

o)             The Client agrees and undertakes to have acknowledged that the provisions of the Agreement relating to the use of the card shall not automatically terminate upon the termination of the services associated with the card within the scope of this article, it shall be suspended until the Client uses a new service/instrument, that the provisions of the agreement shall be re-enforced in case the Client applies to the Bank again to benefit from any of the services/instruments specified in this agreement and that the banking transactions to be utilized within the scope of the service shall be fully subject to the provisions of this agreement.

p)             The Client agrees and undertakes that the card shall be valid until the last day of the month as of the expiry date written on the card and cannot be used after that date, and that the Bank may not renew or cancel the Bank card, without any further notification, based on justified reasons.  All financial, legal and criminal liability arising from the use of expired card and the password of the card shall pertain to the Client.

q)             The Client is obliged to immediately return the card to the Bank which has been issued pursuant to this Agreement.  The Bank may ensure that the card is retained in ATMs on the grounds of justifiable reasons.

24-      BANK’S RIGHT TO SUSPEND THE ACCOUNTS AND TERMINATE THE AGREEMENT

a)             In cases where a maturity date or repayment schedule is designated for loan repayments, the receivables of the Bank become due as of the maturity/payment date.

The Client and the Sureties agree and undertake that in case the interest, commission, legal charges and other fees to be accrued in relation the loan/credit at the end of the quarterly period (March, June, September, December) and/or on the dates to be determined in advance by the Bank or on the maturity date cannot be collected on the same day; in the event that the non-cash credits issued in favor of the Client, such as letters of credit, endorsement credits, acceptances, L/C, counter guarantees and guarantees thereof, are indemnified for any reason, however the indemnified amount cannot be paid back within the period determined by the Bank and/or the commissions in relation to the non-cash loans, specified to be collected quarterly, are not paid on the due day, the credit shall become due; and if one of the credit accounts is declared by the Bank as overdue, this condition of maturity shall accelerate the maturity of other credit accounts even if they are not due.

b)             In this respect the Client and the Sureties agree and undertake that; in the case of one of the below mentioned conditions such as;

•                  where the Client fails to properly fulfill any of the commitments and obligations specified under this agreement; fail to provide additional collateral and/or frozen deposit although the bank requires the Client to do so; fails to meet financial obligations by the Bank or any other financial institution and/or fulfill their commitments or fails to obtain compulsory permits, approvals or authorizations associated with or affecting the credit, and/or such permits, approvals or authorization are further withdrawn, cancelled or amended substantially by the relevant authorities at any time,

•                  in cases where the bills and cheques of the Client are bounced, the Client declares that it shall not fulfill its financial obligations, becomes insolvent, offers a restructured repayment schedule to its creditors; the Client itself, affiliates in the same risk group or third parties announce (on behalf of the Client or its affiliates) a situation of bankruptcy, suspension of bankruptcy or concordatum, an attachment order or a similar legal proceeding is levied on any of the Client’s assets or the Client goes into liquidation,

•                  where the Client itself or affiliates in the same risk group declare that they shall fail to pay their debts or the above-mentioned situations also occur for any of the affiliates in the same risk group, in case the Client goes into a merger, its shares are transferred/merged to another company and or divided partially or in full without the Bank’s consent, to the detriment of the Bank, the occurrence of any legal - financial - administrative event that is clearly understood to obstruct or endanger the fulfillment of the customer’s commitments arising from loans,

•                  the client’s loss of his/her capacity to act in whole or in part, in case it is a natural person, or the fact that its permits, approvals or authorization are withdrawn, cancelled or amended substantially by the relevant authorities, in case it is a legal person, stopping commercial activities,

•                  the risk where the Customer makes/made savings on a significant portion of his Assets or the seizure and confiscation of these assets; changes in economic conditions, the Client’s or its shareholders’ disposal of their owned or possible assets, receivables, securities and real estates in such a way so as to cause loss to the Bank, the establishment of new in-kind and personal obligations on such assets and creating encumbrances, the loan shall become due and the Bank will have the right to terminate the Agreement and to suspend the loan accordingly.

c)              The Client and the sureties agree and undertake that the Bank’s rights arising from the Agreement shall prevail until cash/non-cash risks of debt balance as well as expenses, fees, commissions, surcharges, taxes and so on are paid in full and that even if the outstanding balances and the installment loans in the drawing and deposit accounts suspended or terminated by the Bank are paid, their contracts and liabilities shall prevail.

d)             In the event that the receivables of the Bank are partially or fully mature, the Bank may ask the Client and the Sureties to reimburse the receivables of the Bank either in part or for all kinds of receivables, and may take legal action if it deems necessary.

e)              The Client and the Sureties agree and undertake that the credit/loan shall be deemed due in the event that the Client uses the loans extended for the financing of agricultural activities beyond this purpose and/or sells and leases its facility without obtaining the consent of the Bank following the extension of the credit.

f)               The Client and the Sureties agree and undertake that the interest, commission, tax, funds, charges and other fees/expenses shall prevail in the same conditions applicable at the time of the suspension of the loan or the termination of the agreement and that default interest shall be charged by the Bank regardless of the type and the maturity of the loan until all debt balances have been paid, the letters of guarantee are returned and the amount for the indemnified letters of guarantee are reimbursed after the suspension of the credits used in accordance with this agreement or the termination of the agreement.

g)              As this agreement is concluded indefinitely; the Bank, in the cases mentioned above, has the right to terminate this agreement, withhold the loan in whole or in part by notifying the Client via notary public or by registered letter, by electronic mail system registered using secure electronic signature or by telegraph, and request payment of part or all of the balance of the outstanding debt within the period to be determined from the date of notification.  The Bank may further request the payment of all the receivables, accrued and further interest, commission, insurance premiums, expense tax and other expenses, immediately and in full.

h)             In cases where the Bank starts enforcement proceedings and/or sues for the collection of the receivables arising from the cash loans, letter of guarantees, counter guarantees, all other guarantees, endorsement guarantees, bills and acceptances issued/extended and/or to be issued over foreign currency, these amounts may either be requested in foreign currency or by the Bank on the actual payment date of the foreign currency or Turkish Lira equivalent calculated over the foreign exchange selling rate determined by this Bank or Turkish Central Bank where it is the authorized institution.

25-      THE BANK’S AUTHORITY TO INITIATE LEGAL PROCEEDINGS WHENEVER IT WISHES AND TO REQUEST TEMPORARY INJUNCTION

a)             Regardless of whether or not the credit has been secured with a pledge established on movable property or immovable property, or the bills which have been submitted as security have not yet become due, if the receivable becomes due in part or in full, the Bank can initiate enforcement proceedings or bankruptcy proceedings against the Client.  The Bank’s right to file a request for a temporary injunction or provisionary attachment is reserved.

b)             The parties have mutually agreed that the Bank shall not deposit any collateral in the event that the Bank requires a precautionary measure or foreclosure decision due to debts arising from this agreement or for any other reason.  However, if the court requires collateral, the commission, expense etc. arising from the letters of guarantee to be provided from other banks shall be borne by the Client.

26-      EVIDENCE

The Client, the CARD Holder(s) and the Sureties agree that, in disputes arising from this Agreement, the company books and records of the Parties, books and records of the Bankalararası Kart Merkezi A.Ş. (Interbank Card Center) regarding card transactions, copies produced from microfilms and microfiches, documents containing information obtained from electronic or magnetic media, CD Rom and camera records, telephone voice recordings, computer records and other similar records and ATM records will be deemed as valid, binding and conclusive evidence, regardless of whether or not they are supported pursuant to Article 193 of the Code of Civil Procedure.

27-      RESPONSIBILITY OF THE CLIENT TO PAY LEGAL EXPENSES

a)             In the event that the Bank is obliged to bring a lawsuit or starts enforcement proceedings in accordance with the provisions of the Execution and Bankruptcy Law against the Client with the aim to collect the amounts owed to the Bank by the Client due to this agreement and all kinds of accounts, promissory notes and commitments of whatever nature, the Client agrees and undertakes to pay the attorney fee in accordance with the maximum limit of the Attorney Minimum Wage Tariff in effect at the date of the trial or enforcement proceedings in addition to the payment of all expenses to be made in this regard.

b)             Attorneys’ fees, litigation and enforcement costs and similar expenses incurred by the Bank shall be debited to the Customer’s account as of the date of payment.  The Client agrees and undertakes that a default interest shall be charged to these amounts in accordance with article 4 on the default interest of this Agreement until they are fully collected and liquidated.

28-      LEGAL DOMICILE OF THE CLIENT AND THE AMENDMENTS

a)             The Parties declare the addresses which have been specified in this Loan Agreement as their legal domiciles for the purposes of this Agreement, and that written notifications which will be delivered to these addresses shall be deemed to have been delivered to their persons, that they shall notify the other party on any amendments to their legal domiciles by registered mail or notary at the latest within 15 days, (for loans against mortgages, the client should notify the change in the legal domicile via the notary public), in cases where the notification cannot be delivered to the last known or notified address the addresses specified in the address recording system/trade registry files shall be accepted as their legal domicile and the notifications shall be delivered thereto accordingly pursuant to Article 21 of the Notification Act; that the relevant persons shall have no right to appeal to the notifications to be delivered to addresses specified in the address recording system/trade registry files (without the need to declare notification in accordance with Articles 28 and 29 of the Notification Act), in cases where addresses specified in the address recording system/trade registry files are absent/deleted any notification delivered the addresses which have been specified in this Loan Agreement shall be deemed to have been delivered as of the date when the notification is deposited with a notary public or by mail.  The Client and/or the Sureties agree and undertake to furnish an address of service in the Republic of Turkey even if they are based abroad and all notices to be served upon such address shall be valid and create legal consequences in this regard.

In the event that the Client is an ordinary partnership, each of the ordinary partners agree and undertake that the notification to be delivered to the address specified in the Agreement of one of the jointly and severally responsible partners of the ordinary partnership shall be deemed to have been delivered to all the partners of the ordinary partnership, that the ordinary partner to whom the notification is delivered shall represent them in terms of the notifications to be delivered by the Bank and the relevant partner is authorized to accept notifications from the Bank on their behalf.

b)             Electronic notification may be realized in case the Client and sureties provide an electronic address suitable for notification and request the notifications to be delivered to this address.

29-      COMPETENT JURISDICTION AND ENFORCEMENT OFFICES

a)             All disputes which might arise between the Client, CARD Holder(s), the Sureties, collateral borrowers and the Bank with respect to the execution and interpretation of this Agreement are subject to the laws of the Republic of Turkey.

Regarding the settlement of disputes arising from this AgreementCourts and Execution Offices shall have jurisdiction.  In the event that the credit is extended by a foreign branch of the Bank, the Courts and Enforcement Offices located at the place where the Head Office of the Bank is located shall get jurisdiction.  However, the jurisdiction of the aforementioned Courts and Enforcement Offices does not rule out the authority of the general courts.  The granting of jurisdiction to these courts or enforcement offices shall not prevent the Bank from applying to the legal authorities of the Client’s or the joint sureties domicile or location of the Client’s property and assets, or where the bank branch to which the credit has been transferred is located, nor will it preclude the initiation of legal proceedings at the aforementioned locations.  Moreover, the Bank can resort to legal action at any place domestic/abroad where the Client and the sureties own or might own assets.

b)             The Bank has the right to authorize foreign law and courts or exclusive arbitrator or international arbitration remedies to be requested by the counterparty in relation to the letters of guarantee, counter-guarantees, sureties, other guarantees, endorsement guarantees issued and/or to be addressed to the foreign counterparties by the Bank.

30-      TRANSFER—ASSIGNMENT

The Bank may transfer or pledge this agreement, or the Client, Card Holder(s)’ receivables to any organization in the country or abroad, with all its rights and obligations, without the need to notify or obtain the consent of the Client.

31-      DISCLOSURE OF THE INFORMATION AND DOCUMENTS

The Client and the Sureties agree, assent and undertake that the Bank has the right to request and to provide on their behalf information and documents to official institutions such as Republic of Turkey Central Bank, Capital Markets Board, Land Registry Offices, Tax Offices, Stock Exchanges, Credit Guarantee Fund as well as the banks and finance companies operating in Turkey, private financial institutions and the shareholders of Ziraat Bankası.

Protection of Personal Data

The Bank declares, agrees and undertakes to keep the confidentiality of all personal data of the Clients and sureties, their spouses (if any), mortgagors and their voluntary and legal representatives obtained due to the legal requirements within the scope of this agreement, in accordance with the Law No. 6698 on the Protection of Personal Data (“the Law”), the Banking Law, and all other legislation.  The Bank shall further agree and undertake to process and/or disclose the data to third parties limited to the subject matter/purposes of the agreement and that it shall delete, destroy or anonymize the data following the elimination of the reasons for its processing, except in cases of legal obligation.

The Bank undertakes to take all necessary technical and administrative measures in accordance with the Law and the related legislation in order to prevent the unlawful processing of the personal data in question and to ensure the preservation of such personal data, provided that it is limited to the maximum storage period and purpose.

The Clients, sureties and all above-mentioned interested parties shall agree and consent that the disclosure of the personal data by the Bank to the authorized bodies such as Republic of Turkey Central Bank, Land Registry Offices, Tax Offices, Stock Exchanges, Merkezi Kayıt Kuruluşu A.5.  Financial Crimes Investigation Board, Ministry of Finance, the Credit Bureau are subject to exception as provided for in the Law, furthermore, the Bank may disclose the personal data obtained within the scope of this agreement, to the extent permitted by the legislation and required by its business processes, to the financing companies, financial institutions, domestic and foreign branches and subsidiaries of the Bank, and other companies that the Bank cooperates with to carry out banking activities.

32-  FINAL PROVISIONS, CONNECTION WITH PREVIOUS AGREEMENTS AND LIMIT INCREASE

This General Credit Agreement is an annex and an integral part of the loan agreements previously concluded between                           Branch/Branches on behalf of Türkiye Cumhuriyeti Ziraat Bankası A.5. and

dated	with no	amounting to

dated	with no	amounting to

The new and amended provisions of this General Credit Agreement shall apply to the agreements whose dates and numbers are written above.

CLIENT, JOINT SURETIES AND THE BANK HAVE MUTUALLY AGREED WITH ALL THE PROVISIONS OF THE AGREEMENT UPON NEGOTIATIONS.  CLIENT AND JOINT SURETIES ACKNOWLEDGE AND UNDERTAKE OTHER REGULATIONS NEGOTIATED IN THE AGREEMENT UNDERSTANDING THE RESULTS THAT MAY BE CONTRARY TO THEIR BENEFITS AS WELL, TAKING INTO CONSIDERATION THE BALANCE BETWEEN THE LOANS TO BE USED WITHIN THE SCOPE OF THIS AGREEMENT AND REGULATIONS THAT MAY BE CONTRARY TO THEIR BENEFITS AND THAT THE COMMERCIAL DECISIONS SHOULD BE CONTRACTED IN THIS AGREEMENT AS IT IS;

THAT IT IS NOT COMPULSORY TO SIGN ALL PAGES OF THIS GENERAL CREDIT AGREEMENT DATED                    NO                    CONSISTING OF 32 ARTICLES AND 47 PAGES AND WHOSE LAST PAGE HAS BEEN SIGNED, THAT ALL PROVISIONS OF THE AGREEMENT SHALL APPLY AND THEY HAVE RECEIVED ONE COPY.

Client:

/s/: Zafer Sönmez

Name: Zafer Sönmez

Title: Chairman of Board	17/09/2020

/s/: Abdullah Onan Keleş

Name: Abdullah Onan Keleş

Title: Board Member	17/09/2020

Republic of Turkey Personal ID No/Tax ID No: 00883093684000001

/s/: Nihal Ertek	Republic of Turkey Ziraat Bankası A.Ş
Name: Nihal Ertek	Branch
Title: Operation Director

/s/: Emrah Eroğlu
Name: Emrah Eroğlu
Title: Director

Address: Maslak Mahallesi, Eski Büyükdere Caddesi, No: 39/1, Sarıyer/İstanbul

Date of Signature: 17/09/2020

*Regarding the Credits extended in the event that a lien to be established on the properties of 3rd parties, in accordance with a Mortgage Certificate without an authenticated deed, the signatures of the immovable owner(s) shall be obtained.

The Immovable Owner(s) (*)

Name, Surname/Title:

Republic of Turkey Personal ID No/Tax ID No :

Address:

Signature:

Date: / /

Joint Surety/Sureties

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse
                                  , to be liable against                    TL acting as a joint Surety, in return for the                     credits withdrawn by                 from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                     , to be liable against                     TL acting as a joint Surety, in return for the                                credits withdrawn by                     from your Bank.

Name, Surname of the
Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                 , to be liable against                           TL acting as a joint Surety, in return for the                                        credits withdrawn by                                                from your Bank.

Name, Surname of the
Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                                       , to be liable against                         TL acting as a joint Surety, in return for the                                     credits withdrawn by                                                  from your Bank.

Name, Surname of the
Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                         , to be liable against                              TL acting as a joint Surety, in return for the                                         credits withdrawn by                                                     from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                         , to be liable against                         TL acting as a joint Surety, in return for the                                           credits withdrawn by                                                              from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                    , to be liable against                                       TL acting as a joint Surety, in return for the                                  credits withdrawn by                                           from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                         , to be liable against                            TL acting as a joint Surety, in return for the                                         credits withdrawn by                                             from your Bank.

Name, Surname of the
Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                                      , to be liable against                                        TL acting as a joint Surety, in return for the                                   credits withdrawn by                                   from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse                        , to be liable against                             TL acting as a joint Surety, in return for the                                     credits withdrawn by                          from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

INCREASING THE LIMIT OF THE CREDIT AGREEMENT

The Credit Limit of the General Credit Agreement dated          and no          this time has been increased by the amount stated below.  Borrowers and Sureties agree and undertake that other provisions and obligations of the Agreement shall prevail to the increased amount.

/          /
Republic of Turkey Ziraat Bankası A.Ş.

Branch

Prior Limit

(Only)                                                         )

Increased limit

(Only)                                                         )

Total limit

(Only)                                                         )

Client

Name, Surname/Title:

Address:

Signature:

*Regarding the Credits extended in the event that a lien to be established on the properties of 3rd parties, in accordance with a Mortgage Certificate without an authenticated deed, the signatures of the immovable owner(s) shall be obtained.

The immovable Owner(s)   (*)

Name, Surname/Title:

Republic of Turkey Personal ID No/Tax ID No :

Address:

Signature:

Date:          /          /

Joint Surety/Sureties

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

The spaces below marked with (*) shall be filled in by Surety/Sureties in “HANDWRITING” in the presence of branch officials.	The spaces below shall be filled in by the spouse of the real person Surety, in the presence of branch officials and shall be duly signed.	The spaces below shall be filled in by the real person Surety who declares that he/she is not married in the presence of branch officials and shall be duly signed.
Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

Name, Surname/Title: Republic of Turkey Personal ID No/Tax ID No: Address : (*) Guaranteed Amount: (*)(Only ) (*) Type of Surety: (*) Date of Surety : / / Signature :

Consent of the Surety’s spouse:

I hereby declare and consent to my spouse

, to be liable

against

TL acting as a joint Surety, in return for the

credits withdrawn by

from your Bank.

Name, Surname of the Surety’s Spouse :

Approval Date:

Signature :

Acting as a joint surety, I hereby declare that I am not married pursuant to the provisions of the Civil Code.  I hereby agree and undertake to assume all the responsibility in the event that I provide misleading information to the Bank on this matter, and to pay the full amount of damage that the Bank may incur due to misleading information.

Date of Commitment:

The Name, Surname of the Joint Surety:

Signature:

EXHIBIT C

Unoffical Translation from Turkish to English

CREDIT FRAMEWORK CONTRACT

ARTICLE 1 — PARTIES AND CREDIT LIMIT

Türkiye Halk Bankası A.Ş. and                            the Customer have agreed in accordance with the terms and conditions as laid down in the present Contract to open and extend a total credit/loan limit of (TL/Foreign Currency (FC)                           (Say only                                   ).

ARTICLE 2- GENERAL TERMS

2.1. Cancellation of the Credit Limit

The Bank has determined the amount of credit limit that has been allocated to the Customer in accordance with the customer’s current financial structure as of the evaluation date of the customer or its financial structure which was declared to the Bank, and is entitled to make available, decrease, freeze or cancel the said amount of credit limit as a whole and partially in pro rata and pari passu to the changes and revisions of the said financial structure and conditions.

2.2. Kinds of Credit

In accordance with the present Contract The Bank may make available the above credit limit opened in favour of the customer, in TL or in another foreign currency, unsecured/blank, on collateral /surety, or on any guarantee, in cash or non-cash, demand, short-term, medium or long term, current account, on instalment, spot, advance or discount-negotiation, credit in kind and other credits that may be announced to the customers. For the purpose of refinancing the said credits the Bank however may make the credit available, may open commercial deposit account on credit , may extend validity of the credits due upon request of the customer, if it found appropriate, and may restructure the credit.

Upon signing of the Contract the Bank may allow the credits in cash allocated to the customer to be used either under the above mentioned terms and conditions or may also allow some or whole of the credit to be used by making directly transfer to the customer’s receivable current accounts or other current credit accounts and/or by converting receivable current accounts to current credit accounts

2.3. Currency of the Credit

The Customer hereby agrees that the Bank is free to convert the currency unit of the credit to another currency unit than the currency as specified in the Contract in agreement with the customer, likewise should the customer is allowed to use credit over the foreign currency unit other than the one as shown in the Contract; in order to constitute as a surety and guarantee on this matter; if mortgage or pledge is established in favor of the Bank over collaterals of movable, immovable and other securities, should the Bank requested that the currency of the mortgage or pledge is to be converted to the initially allocated foreign currency unit, and to perform and accomplish all necessary transactions.

In the event that a credit line denominated in Turkish Lira is utilized in foreign currency partially or completely in cash and/or non-cash (including utilization of Turkish Lira equivalent of the related foreign currency) by the Bank, and in case that the Bank utilizes credit in cash, bank letters of guarantee, counter-guarantees, all other securities, sureties, aval —acceptances over the foreign exchange in favour of the customer, and that enters into obligations and encumbrances pursuant to requirements of any and all legislations and ordinances; the Customer hereby agrees and acknowledges that the Bank’s selling rates of exchange shall apply onto the sales and transfers of foreign exchange to be carried out by the Bank as above current as of the day on which the foreign exchange has been sold.

2.4.         The Branch to Extend the Credit Facility

The Bank may let the credit to be used via its any Branch in Turkey or abroad.  In case that the relevant Branch is closed or if the Band deems it necessary, the Bank shall have the power to transfer the credit facility so provided to another Branch in Turkey or abroad. Transfers that have been requested by the Customer shall be fulfilled only on condition that such transfers are found appropriate by the Bank; and any and all costs and expenditures that may accrue due to such transfers shall be reflected to the Customer.

2.5.         Credit Interest (Rate)

2.5.1.      Unless otherwise agreed with Customer, the interest, subject to not exceeding the interest rates reported to TCMB (Central Bank of Turkey), shall be determined by the Bank over the highest interest rates imposed on the same kind of credits and accounts on the Bank’s defacto credit utilization/transaction date; the Bank may debit amounts of the credit and interest for utilization of credit to the customer’s current account together with BSMV (Banking and Insurance Transaction Tax), KKDF (Resource Utilization Support Fund)

2.5.2.      Unless Interest Rates of credits provided by the Bank made fixed on agreement with the Customer, subject to not exceeding the interest rates reported to TCMB, implementing the highest interest rate applicable by the Bank onto such kind of credits and accounts, the Bank shall have the right to debit amounts of interest calculated on the basis of the said rate to the customer’s current account together with BSMV, KKDF and other costs, charges, fees, stamps, duties and financial liabilities.

2.5.3.      At any time in the country where the credit was established or utilized by any government department or by any authority entitled on this issue, terms and conditions to which the Bank is subject, specifically if a change in law or ordinances on its assets, credits and deposits or in their interpretation, economic crisis or changes in economic conditions increase the Bank’s credit facility and maintenance costs, then, upon request of the Bank, the Customer shall meet such increase in cost by way of payment of additional interest or costs or commissions.

2.5.4.      Unless otherwise specified in the Contract and its Annexes, Compound interest rate shall be applied on credits and accounts to be opened under the Contract. Interest rates and BSMV, KKDF to be applied have been duly accrued every year on 31 March, 30 June and 31 December (spot, periodic payment or at predetermined terms or in any case at the end of validity date of the credit)  and same shall be debited to the Customer’s current account.  Even if the credit limit is available the customer shall have to pay to the Bank forthwith in cash the amount of interest and their transaction taxes debited to its account.

2.5.5.      The Customer hereby agrees that the new resolutions to be made by TCMB or other competent authorities for the interest and accrual stages of these credits shall also be implemented as of the date of effectiveness.

2.5.6.      Interests on the current accounts shall be accrued by the Bank on value date basis along with BSMV, KKDF and shall be debited to the Customer’s account. Monies drawn from the current accounts and amounts to be accrued under the above mentioned principles shall be debited onto the account with the value date on which they are drawn and accrued, and those which are deposited however shall be credited onto the account with the first business day value date following their date of deposition.

2.5.7.      The Customer hereby agrees and acknowledges to pay all types of interest rates related with credits opened on foreign exchange in TL on the basis of selling exchange rates to be determined by the Bank, and that should the transaction is made on a non-convertible foreign currency, then the Bank shall have the authority to determine the exchange rate and parities to be applied.

2.5.8.      In case of determination of the interest rate by adding a specified margin to Libor/Euribor rate, the ratio of Libor/Euribor to be taken as basis shall be the rate on Reuters Screen Libor/Euribor page at AM 11.00 (London/Brussels time) on the interest rate determination date. Should more than one rates are to be seen on Reuters screen, the interest rate shall be determined as their arithmetic average/means. For any reason whatsoever, Libor/Euribor rate cannot be seen on the relevant page of the Reuters Screen, the Bank shall determine the interest rate on the basis of the interest rates of the last quoted two banks (or if a single bank, interest of this single bank).

2.5.9.      If the Customer delays (default) in payment of exchange rate differences and arbitrage costs arising from the operations under the scope of the Contract, the Customer hereby agrees to pay a late payment interest at the rate of default interest as specified in the Contract on the amount of exchange rate difference overdue for a period from the exact or expiry date of the credit to the actual payment.

2.6.         Prepayment

2.6.1.      Prepayment of the outstanding credit by the Customer partially or completely depends upon approval and acceptance of the Bank. Any payment to be effected without obtaining the Bank’s approval shall be set off against the credit at its maturity date. The Customer shall not have the right to claim anything from the Bank including interest and discount due to prepayment which is not based on prior consent of the Bank. The Customer who wants to make prepayment shall apply in writing to the Bank 7 days in advance. If the Bank approves and accepts the Customer’s request for prepayment, then the Bank communicates conditions of it to the Customer, and loss of interest and commission due to prepayment, financial liabilities that may occur and all other costs and expenses as a whole may be demanded from the Customer.

2.6.2.      In case of utilization of the credit from branches located abroad, if any amendment and changes are made by government authorities on any law or ordinances applicable in the country where the credits have been provided or in the interpretation of them and eventually as the result of this if utilization of this credit by the Bank becomes illegal, the Bank’s obligation to allow the credit to be used shall come to an end. In such a case, the Customer, upon request of the Bank and on the last day of the interest period for which notification is made, shall pay the amount of credit together with accrued interest and other charges required to be paid to the Bank.

2.7.         Commission, Taxes,  Duties, Charges and Costs

2.7.1.      In relation with all kinds of credits and accounts opened and to be opened and sureties received by the Bank under the present Contract and its Annexes, within the framework of the economic conditions, subject to not exceeding the rates which have been determined/will be determined by the Bank or which have been specified or will be specified in future by the competent Authorities,   the Customer shall be under the obligation to pay forthwith such legally prescribed taxes and charges as all types of commission, deduction, costs, account maintenance fees, fund and Banking and Insurance Transactions Tax (“BSMV”), Resource Utilization Support Fund (“KKDF”), etc. as well as all kinds of costs, fees, charges, duties, taxes and other expenses and their transaction costs to the Bank.

2.7.2.      The Bank shall have the power to increase the rates of general commission and costs so as not to exceed the highest current rates which are determined or will be determined in future by the competent Authorities, or in case of absence of such a determination, not to exceed the highest current rates to be specified by the Bank for similar credits and accounts.

2.7.3.      The Bank may debit commissions, costs, rates and amounts agreed with the customer for each and every transaction or determined by the Bank together with BSMV, KKDF and other charges and duties to the Customer’s current account and the Customer shall be under the obligation to pay this debt in full and in cash. In relation with the said taxable, administrative and financial liabilities, in case of initiating legal proceedings by TCMB (Central Bank of Turkey), Government Departments or by the Ministry of Finance against the Bank pursuant to AATUHK No.6183 and applicable ordinances, inasmuch as the fact that the Customer has agreed and accepted the penalty, interest, surcharge and all financial and administrative liabilities under whatever name constituting the subject of the legal proceedings under the present Contract, such costs and charges shall be reflected to the Customer as-is. These amounts which will be reflected to the Customer shall be collected from the Customer individually in cash or on account together with default interest pursuant to the provisions of Default.

2.7.4.      The Customer, if it was mandatory to make any deductions from any payments to be made to the Bank due to requirements prescribed by law or other regulations, if this deduction was not made, hereby agrees to effect additional payment to ensure a payment at an amount equal to the net amount to be received by the Bank.

2.7.5.      Facility, maintenance, release on collaterals and including but not limited to all kinds of taxes, duties, charges, fees required by all kinds of transactions, fines to be levied, insurance premium, notary fees and other charges and costs as well as all changes and revisions that may occur thereon shall be completely paid by the Customer.

2.7.6.      The Customer hereby also agrees to pay in full and in cash any and all costs, notary charges and fees and similar costs to be incurred by the Bank for notices or documents to be sent by the Bank in connection with recalling/settlement of the account or relationship of credit or collaterals.

2.7.7.      The Customer, if he withdraws unilaterally with his free will to utilize the credit demanded by himself and which has been allocated to him by the bank or if he is unable to fulfill terms and conditions of the Credit undertaken by himself due to reasons attributable to him, hereby agrees and accepts to pay forthwith in full and in cash the Bank’s filing, expertise costs of the relevant credit, commissions arising from non utilization or not utilization of the credit in due time completely or partially and including but not limited to all related costs and expenses to the Bank.

2.7.8.      Upon determination of Commissions of commercial papers, stocks and bonds received as the surety of the Contract; on condition that it may be higher than its nominal value over the market value, otherwise or if its market value could not be determined, over nominal values, commissions of other guarantees of movable or immovable properties, maintenance and other costs and charges over the expertise value or according to the ordinances and banking customs and practices shall be debited by the Bank to the Customer’s account together with BSMV and KKDF

2.7.9.      In the event that the Credit to be made available to the Customer has been obtained by the Bank from financial institutions domiciled in Turkey or abroad and that this fact has been notified to the Customer in writing or in words, the customer, within the framework of Credit Agreements executed by the Bank with foreign Financial Institutions, on the basis of such amounts under the name of commissions, costs and other name and titles payable by the Bank, shall have to pay such commissions, costs and charges to the Bank, upon request of the Bank.

ARTICLE 3 — PROVISIONS RELATED WITH SURETIES/GUARANTEES

3.1.         Credits/Loans Made Against Sureties/Collaterals

In cases where the surety/collateral so received is less than its value, existence of possibility to become less, its nature and quality of being surety becomes null and void partially or completely, it is understood that the surety/collateral is insufficient, it is determined as the result of the latest credit worthiness through credit rating models used by the Bank, it becomes necessary in line with changes and amendments that may happen in legislation and banking regulations, existence of any one of circumstances of default or presence of other justifiable circumstances and valid excuses, the Bank shall have the right to change the rate of collateral security margin, and to demand from the Customer a new or a supplementary guarantee under the terms and conditions to be determined by the Bank, and may set forth a condition that utilization or maintenance of the credit depends on submittal of the Guarantee/Collateral in due form and procedure.

3.2.         Sureties/Guarantees Constituting Collaterals for the Bank’s all kinds of Receivables/Credits.

3.2.1.      Sureties/Guarantees to be obtained from the Customer, unless explicitly and clearly indicated that it is granted for a specific credit, in person and as surety, shall constitute collaterals for all due or undue debts of the Customer towards the Bank.

3.2.2.      The Customer hereby agrees and acknowledges that amounts such as costs arising from forfeiting/collecting the Sureties/Guarantees and insurance compensations /indemnities and costs of expropriation have been earned by the Bank in relation with the sureties or any amounts to be earned to substitute them, besides partnership shares of the thing pledged (“merhun” in Turkish)  and new shares that replace the bonds and the bonds shall also constitute as the Bank’s Guarantee under the same conditions as the original guarantees, and that the Bank shall also have the right of pledge/mortgage thereon, and that the said amounts are to be set off against any receivables from the Customer or are to be deposited to a escrow/ blocked account as pledged money. In order to collect any part or whole of its receivables the Bank shall have the right to recourse to one or several of its existing guarantees just before the others.

3.3.         Right of Pledge, Lien, Clearing and Set-Off

3.3.1.      The Parties have agreed and acknowledged that the Bank has the right of pledge and lien over the Customer’s gold, gold deposit accounts, all types of receivables including Turkish Lira and/or Foreign Exchange Deposits, blocked monies, content of the leased safe, all kinds of promissory notes and checks given by the Customer to the Bank for collection, stocks (equities), investment (mutual) fund participation certificates, private sector and state debenture bonds, treasury debenture bonds, commercial papers, bank stocks and bonds, all types of Revenue Sharing Certificates, Asset-Backed Securities, export documents, documents of letter of credit, in short all types of securities/negotiable papers and their coupons and asset values and amounts to be earned in case of their encashment/collection, which are available at the Customer’s Bank or their branches or correspondents or other places, which remain and may remain in future in possession and/or order of the Bank’s branches or correspondents, in connection with forfeited or non-forfeited letter of guarantees, availment-acceptance, check commitment credits, DBS, risk and receivables including external guarantee, and that the Bank has been entitled to block some or all of them or to transfer them to a blocked account, and to barter and set off them partially or completely with and against its receivables by making internal transfer between the creditor and debtor current accounts.

The Parties do hereby agree that the Bank has the right of lien and pledge on money orders arrived or to be arrived in future in favor of the Customer, and that the Bank has the power to make barter and set off them against its debts to the Bank pursuant to the above items, and to accept them in the name of the Customer before serving a notice to the customer.

3.3.2.      The Customer hereby agrees and states that he does not have the right to barter and set off his debts to the Bank with and against his receivables and other collaterals existing at the Bank, and that the Customer has waived from this right.

3.3.3.      The Parties, if the Bank’s Right of Pledge on gold and/or pledged securities ceases to exist, hereby agree that bearer securities and gold may be refunded by the Bank to the Customer at their par value.

3.3.4.      The Parties hereby agree and covenant that, if the Bank uses its right of barter/clearing and set off on all types of securities and creditor/receivable current accounts, any and all interest, exchange rate difference and other amounts that may be accrued due to cancellation of their validity will not be claimed by the Customer.

3.3.5.      The Bank shall have the right to recoup and set off the amounts which have been credited to the Customer’s account against any one of its receivables of principal, interest, costs and commissions under the provisions of the Law of Obligations of its free choice.

3.4.         Provisions Related With the Insurance

3.4.1.      The Parties agreed and acknowledged that the Bank, when deems it necessary, may insure any and all movable or immovable properties received by the Bank as sureties/collaterals and on which the Bank has imposed pledge/mortgage against fire, theft/larceny, transportation risks and all other risks as the Bank may deem necessary, in favor of the Bank and/or its correspondent, by any insurance agency, in any cost, condition and duration at the Bank’s free choice, insurance premiums being on account of the Customer in favor of the Bank, and that the Bank may also allow such provisions on strikes, lockouts, earthquakes, insurgence, revolt, explosion, malicious acts, war and other circumstances of force majeure to get included in Insurance Contracts and/or Policies.

3.4.2.      In the event that the Customer fails to take out insurances or fails to renew insurances in due time, the Bank shall be entitled to take out the insurance or to renew the insurance sua sponte (on its own initiative). However, this fact shall not constitute any obligation on the Bank’s account.

3.4.3.      The Customer represents and warrants that, if the guarantees constituting the insurance have been insured previously, the Bank may enter the loss payee clause in the said insurance policies.

3.4.4.      The Parties agreed that premium and other costs for the insurances to be taken out by the Bank pursuant to provisions of the present Article have been the debt of the Customer and that the Customer shall refund these amounts immediately to the Bank, and that the Bank, if so desires, may debit on its own initiative to any one of the Customer’s creditor or debtor accounts.

3.4.5.      Compensations and damages arising from the Insurance Contracts are paid to the Bank which has the right of loss payee/mortgagee. Should the Customer contests and objects to the amount of compensation determined by the Insurance Agency: if the Customer pays the amount of compensation demanded and claimed by the Customer in addition to the amount of compensation payable by the Insurance Agency to the Bank within a period granted to him, the rights arising from the insurance policy shall be transferred by the Bank to the Customer pro rata to payments made. Otherwise the Bank shall have the right to collect the amount of compensation from the Insurance Company due to the right of loss payee (“dain-i mürtehin” in Turkish) and to set off same partially or completely against all types of its receivables from the Customer.

3.4.6.      The Customer hereby agrees, represents and warrants that any and all costs, charges and fees for all lawsuits and legal actions and proceedings to be initiated by the Bank, if so deemed necessary, in connection with any and all disputes that may arise with the Insurance Company on the issue of damages and compensations shall be for the account of himself and further that if the dispute is resulted in a decision against the Bank, then he shall not make any financial demand from the Bank.

ARTICLE 4 — PROVISIONS ON DEBTS BECOMING EXIGIBLE AND DUE, SETTLEMENT OF CURRENT ACCOUNTS, TERMINATION OF THE CONTRACT, FOLLOWING-UP AND COLLECTION OF THE BANK’S RECEIVABLES/CREDITS

4.1.         The Bank’s Power to Settle Accounts, Make all Debts Immediately Due and Payable and Cancel the Contract

4.1.1.      In cases where the Customer fails to pay the principal, interest, commission, costs and financial obligations and other payments required to be paid under the present Contract in due time, fails to perform his contractual obligations agreed, represented and undertaken to be fulfilled by the Customer or the Customer acts in contrary to the Contractual requirements, or acting in contrary to the requirements as laid down in the Letter of Credit Request or Investment Plan or in the Certificate of Incentive submitted by the Customer, all debts shall become immediately due and payable.

4.1.2.      The Customer hereby agrees and acknowledges that the credit which has been allocated to him will be used in strict compliance with its intended use, and that if it is found as the result of examinations and controls that he has used the credit in contrary to the purpose of the credit or and that vehicle, machines, equipment and other movable properties required to be purchased by the credit are not bought or that they are disposed of or determined that the business place has been transferred or disposed of or discontinuation of activities by transferring or abandoning the business place, the credit as a whole shall become immediately due and payable, and that the Bank shall have the right to initiate legal proceedings.

4.1.3.      In case of such circumstances as death of the Customer, the Customer’s interdiction, appointment of guardian or trustee for him, and if the Customer is a legal entity, revocation, suspension, termination or a significant alterations at any time on permits, licenses, approvals or powers required for activities of the juristic person, without obtaining permission of the Bank, its transfer to another company to the detriment of the Bank, transfer and assignment of shares of the Company, merger of the Company, change of status, partial or complete de-merger (division) of the Company, application for bankruptcy, deferral or composition with creditors, detection that the Company has fallen into a state of insolvency, bills drawn by the Company subjected to a protest or checks are cancelled due to insufficient fund, Transferring, alienation or assigning its operation or pledged securities, intellectual and industrial property rights or individual elements or a significant portion of them to third parties in the manner as to make collection of its receivables difficult, restricting with a real right (estate), or without consent of the Bank,  transferring same to another location, exchanging with others, giving same to third parties as pledge, rent and gratuitous loan, performing any operation and transaction to make an attachment on any assets or collection of any receivables difficult; or in case that the Customer is subsidiary Company within provisions of the Turkish Code of Commerce, in the vent that the holding company declare insolvency or the circumstances as laid down within this Article happened also in respect to the Holding Company, initiation of legal proceedings by the other financial institutions and creditors against the firm, and having learned that its risks “cut” by the financial institutions and transferred to the accounts under follow-up, in case where the Bank deems it necessary, the Bank shall have the right and powers to settle current accounts, albeit they are still undue, to make its receivables arising from its deferred credit transactions immediately due and payable and thus to claim payment of outstanding balances of all sorts of credit accounts made immediately due and payable as above to be determined and submitted to the Customer as of their dates of acceleration together with interests incurred and to be incurred until the date of payment, commissions, charges, etc. and financial obligations related therewith, to request return and release of letters of guarantees and sureties as well as bonds or their values deposited at the Bank . In the foregoing cases, the Bank may partially or completely recall (call back)  the credits at any time through notary public or by means of return registered mail or cable or by using safe electronic signature via registered electronic mail system.

4.1.4.      The Availability of a collateral against debts and validities of bills and instruments which are accepted as collaterals have not yet due do not present hindrance to exercise the Bank’s authorities as specified in this Article.

4.2.         The Customer’s Liabilities until Payment of Debts Completely and Default Clauses

The Customer hereby accepts and commits that,  in case of delays in payments of principal, interests, commissions, costs, etc. for the term, settlement of current account or accounts opened in his name, failure in payment of any one of the installments of the credits payable by installments on the date of payment/maturity, arrival of maturity dates of the deferred credits, falling into default, termination of the Contract or making the debts immediately due and payable under the Contract for whatever reason howsoever, the highest current contractual rate of interest communicated to the Central Bank of Turkey shall be applicable on the amount for the period elapsing from the date on which the debt has become immediately due and payable to the expiry of the period as specified in the Notice to be served to the Customer.

The Customer hereby accept and agree that default interest shall be applied at the rate of 100% more than the highest current contractual rate of interest in TL/Foreign Currency notified by the Bank to the Central Bank of Turkey for the same kind of credits and accounts as from the date on which such default incurred and in case of changes in these rates, at the rate as changed and that he will pay these amounts.

The Bank, if it wishes so,  shall have the right to claim its receivable arising from the foreign exchange credit in TL calculated on the basis of the Effective Selling Rate of Exchange of the Central Bank of Turkey obtaining on the date of default or legal proceedings or the legal action (lawsuit). In this case, the Bank shall apply onto its receivable the current contractual rate of interest communicated to the Central Bank of Turkey for the same kind of TL Credits for a period elapsing from the date of acceleration (immediate due and payable) to the date of default, and however a default interest at the rate of 100% more than this rate as from the date of default.

4.3. Payment Of Court Charges And Costs By The Customer

If and when the Bank compels to receive and collect its receivables (amounts owed by the Customer to the Bank) from the Customer by bringing an action or starting enforcement proceedings, because of either utilization of credit or regardless of whatever kind and nature other all sorts of accounts, bills and commitments, the Customer hereby agrees and undertakes to pay charges and fees of prisons along with all court and litigation costs and charges.

ARTICLE 5 — MISCELLANEOUS PROVISIONS

5.1.         Evidence

The Customer and Guarantors/sureties hereby accept and agree that in any and all disputes that may arise between the Bank and themselves, whether or not constitute a legal base, pursuant to Article 193 of the Code of Civil Procedure,  the Parties’ books and records and copies taken from microfilms, microfiches, documents containing information excerpted from electronic or magnetic environments and CD Rom and other optical media, camera records, telephone audio recordings, computer and similar records and ATM records shall be valid, binding and conclusive evidence. However, in case of differences and discrepancies between records of the Parties the Customer hereby agrees and covenants that records of the Bank shall prevail.

5.2.         Court of Competent Jurisdiction and the Governing Law

The Customer and Guarantors/Sureties hereby accept and acknowledge that in case of any disputes and disagreements that may arise, in connection with or by virtue of the Contract, the Courts of the location where the Bank’s Branch or Head Office lending the credit domiciled or the Courts and the Execution Offices of                   shall have sole and proper jurisdiction over settlement of such disputes. However, the fact that jurisdiction of the said Courts and the Court of Liens shall not jeopardize/rule out the jurisdiction of the general courts. Application to the Judicial Authorities of Location of residence of the Customer or joint guarantors/sureties, or of the Branch to which the credit is transferred and initiation of legal proceedings by the Bank shall not be prevented. In the event that the Credit is granted by the Bank’s Branch located abroad, Courts and Court of Liens of the location where the intermediary Branch or the Bank’s Head Office for the credit shall have sole and proper jurisdiction over settlement of disputes. However, even if in case of jurisdiction of foreign court, the governing law on settlement of disputes shall be the Laws of the Republic of Turkey.

5.3.         Changes on the Customer’s Legal Domicile and Authorized Signatories

The Customer and Guarantors/Sureties hereby agree and acknowledge that the location as shown along with their following names and signatures is considered as their legal domicile address, and if no address is shown at the said place, their latest addresses in their files of commercial register and/or their addresses shown in MERNIS ( Central Population Administration System) are considered as their legal domicile addresses, and that any and all notifications and communications to be served pursuant to the provisions of the Law of Notification or by using safe and secure electronic signature via registered electronic mail system shall be valid and operative and shall be considered sufficiently made and served to and received them in propria persona.

Unless the Customer notifies any changes that may occur in the authorized signatories to the Bank through a notary public or by a returned registered mail or by delivering same to the Bank against signature evidencing the receipt, the Bank shall not be held responsible for any and all damages and legal consequences that may arise from this.

5.4.         Provision of Information and Certificates

The Customer hereby agrees and covenants to provide any and all information and documents that may be required by the Bank pursuant to the present Credit Contract or in connection with its other receivables in due time, in full and true and correct, and that Officials of the Bank or persons or authorities to be authorized by the Bank may carry out all sorts of inspections and examinations on all types of books, records and documents and at the business place, and that any and all liability and damages that may occur due to failure to fulfill these requirements, or due to their incomplete, improper and incorrect performance shall be for his account, and further that the Bank has been authorized to request and obtain information and documents from such government organizations as the Central Bank of Turkey, Capital Market Board, Title Deeds Registry Offices, Tax Offices, Stock Exchanges, and state and private banks, financial institutions and private financial corporations operating in Turkey and that the Bank is entitled to give information and documents in relation with himself.

The present Contract consists of           Articles and            pages.

The Parties hereby agree and covenant that they have read and understood thoroughly content of the present the Credit Framework Contract and then have affixed their signatures hereunder, and that it is unnecessary to initiate or sign on every page, that all provisions of the Contract shall be valid and effective on themselves.

This Credit Framework Contract is provided together with its Turkish original, and in case of differences/discrepancies, the Turkish original shall prevail.

The Customer (Borrower): TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SAN. VE TİC. A.Ş.

Date: 16/09/2020

/s/: Zafer Sönmez	/s/: Abullah Onan Keles
Name: Zafer Sönmez	Name: Abdullah Onan Keles
Title: Chairman of Board	Title: Board Member

The Customer’s Address : Ortaköy Mah. Muallim Naci Cad. Vakıfbank Apt. No: 22 Beşiktaş/İstanbul

Mersis: 00883093684000001

Lender

Türkiye Halk Bankası A.Ş.           Branch

/s/: Mehtap Aydin	/s/: Gülpembe Karabük
Name: Mehtap Adin	Name: Gülpembe Karabük
Title: Director	Title: Director

The Lender’s Address: Esentepe Mahallesi, Büyükdere Caddesi, No:191/7, Kat: 4 Şişli/İstanbul

Mersis: 0456000468503109

SURETY AGREEMENT

1. The Warrantors/Sureties do hereby agree and state that the surety covers the customer’s existing and to accrue in future principal and its contractual interest payable to the Bank, default interests accrued and to accrue in future, funds, commissions, all costs, taxes and duties, additional amounts that may arise in foreign operations due to differences in rates of foreign exchange, costs and charges for legal proceedings and attorney’s fees, and that they shall pay these costs, charges and expenses to the Bank within the principles and procedures to which the Customer is subject.

2. Warrantors/Sureties do hereby agree and covenant that;

2.1. the joint suretyship will cover all obligations which exist and will accrue in future pursuant to Article 582 of TBK (Turkish Code of Obligations), and that

2.2. according to the type and nature of the credit facility due to credits extended by the Bank to the Customer likewise the warrantors shall be jointly liable and responsible towards the Bank for all provisions as laid down in the Contract within the limit of surety and his self-default, and in case of the Warrantors’ default, the current default interest at the rate of hundred percent more that the highest current contractual interest applicable onto the same type of credits notified by the Bank to the Central Bank of Turkey,

2.3. the Warrantors have designated their addresses in the Contract as their domicile addresses, and they will notify changes in their addresses via notary public, and that otherwise any and all notifications to be served to the addresses as shown in the present Contract or to be sent by electronic mail system using safe and secure electronic signature shall be valid and operative and shall be considered sufficiently made and served to and received in propria persona., and that

2.4. the Bank shall have the right of pledge, seizure, clearing and set-off any and all gold, receivables, rights, deposits, cash, stocks, revenue sharing certificates, asset backed securities, mutual/investment fund participation certificates, bonds, promissory notes, bills of lading, Negotiable Instruments, amounts of money orders and similar rights and receivables owned by them that exist and that may exist in future at the Bank’s central branch and all branches and correspondents against all their debts and obligations in any manner and nature which exist and may arise in future at the Bank’s Central Branch and all other branches, and that

2.5. the Warrantors/Sureties shall not have any right to clear/barter and set off their debts and obligations against their receivables and other securities available at the Bank, that they have waived from their this right, and that

2.6. If and when the Bank’s right of pledge (lien) over the Warrantors’ gold and/or pledged stocks and bonds comes to end, those gold and stocks and bonds payable to the bearer may be returned by the Bank to the Warrantors on their par value, and that

2.7. the Bank shall transfer and assign all guaranties/securities that may be beneficial for exercising the rights and required to give pursuant to Article-592 to the Warrantors who remitted their debt only after collection, settlement and liquidation by the Bank of all its receivable from the Customer, and that

2.8. they have read all provisions of the Contract signed between the Customer and the Bank, and that these provisions shall be also applicable to them as-is.

This Surety Agreement is provided together with its Turkish original, and in case of differences/discrepancies, the Turkish original shall prevail.

EXHIBIT D

Unofficial Translation from Turkish to English

[BFB]

[BİRLEŞİK FON BANKASI A.Ş.]

General Credit

Agreement

[www.fonbank.com.tr]

[BFB] [BİRLEŞİK FON BANKASI A.Ş.]	GENERAL CREDIT AGREEMENT

1-                                     PARTIES AND CREDIT LIMIT

It is agreed to open a credit with a limit of                                                                                                                                     . (only                                                                                             ) subject to this General Credit Agreement between                                                . the “Bank”) and                                                 resident at                                                 (the “Client”).

Within the scope of the Agreement, the Bank and the Client shall hereinafter be referred  separately as the “Party” and collectively as the “Parties”.

2-                                    GENERAL PROVISIONS

2.1                               Types of Credit

In accordance with the Agreement, the Bank may make available the aforementioned limit opened in favor of the Client for the following credits:

•                  Turkish Lira or any other currency,

•                  without any security, against surety or any other security,

•                  as cash or non-cash (letter of security, import letters of credit, endorsement of bills of exchange, confirmation etc.),

•                  no-term, short-term, mid-term or long-term,

•                  current account, in installments, spot, advance or discount-negotiation,

•                  in kind (gold and similar).

The Bank may also make credit available for the purposes of re-financing of the said credits. The types of credits are not limited to those listed above; the Bank may make available credits other than those listed above.

The Bank may make available the cash credits extended to the Client following the signing of the Agreement in the manner and circumstances listed above, or make a part or all of the credit available by transferring it to the Client’s current accounts receivable or other current accounts payable on its own initiative and/or by transforming current accounts receivable into current accounts payable. The Bank is also authorized to permit the use of current accounts and credits of other types with zero-balance and to make available current accounts and other types of credits, closing down lines of credit or not at its own discretion, with limits of its own choice and  may open all types of new credits or current accounts on the terms to be agreed with the Client.

For each credit utilization/transaction, the Bank may debit the Client’s current account for interest, rates and amounts of the credit that is utilized through transfer to the Client’s account together with the expenditure taxes and other duties and fees. The Client is considered to have accepted these conditions relating to the credit by utilizing the credit transferred to its account. The Parties, by this Agreement, hereby agree and declare that the Bank is not obligated to make credit available.

2.2                               Limit Increase and Limit Cancellation

The Client shall be able to request an increase to the existing credit limit from the Bank. After assessing, if the Bank deems appropriate the Client’s request for increase in the credit limit, it is not bound to the increase amount requested by the Client but  may increase the limit up to the requested amount.

The Bank had determined the limit of credit opened to the Client with respect to economic conditions, the Bank’s lending policies, the purpose of utilizing credit, the Client’s financial condition, credit maturity, type of credit and security and similar reasons as of the Client’s assessment date, in parallel with changes in the said structure and conditions, and it is authorized to make the said limit available fully or partially, to decrease, suspend or cancel it. The Bank, in these cases shall inform the Client in writing or verbally.

Nevertheless, the Bank may cancel the limit fully or partially without making any notification if there are justified reasons, such as when the total credit made available to the Client and the risk group exceeds the limitations prescribed in the legislation, the Client’s financial condition has deteriorated significantly, impairment in the existing securities requested for the allocation of the limit, working with other banks or financial institutions with a more secured structure than the Bank, non-fulfilment of a request for new/additional security and other credit utilization conditions, negative market intelligence, negative developments in the sector and the occurrence of any event determined under maturity/default conditions, and it shall inform the Client following full or partial cancellation of the limit. However, in cases where there is no decrease in the total (general credit) limit, a notification will not be made.

2.3                               Credit Currency

2.3.1                     The limit of credit extended by the Bank to the Client may be made available in the form of one or more credits in Turkish Liras, foreign currency indexed credits or foreign currency credits.

2.3.2                     In case a credit is opened a in foreign currency by the Bank, partially or fully, as cash and/or non-cash, against the Turkish Lira limit — also including Turkish Lira credits against foreign currency — and the Bank makes available in favor of the Client foreign-currency cash credits, letters of guarantee, counter-guarantees, all other guarantees, sureties, endorsements and acceptances and assumes liabilities under the legislation, the Bank may cover the foreign currency of the transaction from its own resources or the Client’s foreign currency accounts or by buying the same from the Turkish Central Bank (TCB) or other banks and institutions as well. The Client accepts that the foreign exchange selling rates determined freely by the Bank as of the date when the foreign currency was sold shall be applicable to the foreign currency sales and transfers to be made by the Bank in this manner, that all obligations in terms of the foreign currency are guaranteed or made available by the Bank, that it shall make its payments in the same foreign currency and that in case the Bank accepted that the payment be made in a foreign currency or currencies other than the foreign currency in question, it shall pay arbitrage costs arising from the conversion of such foreign currency into the foreign currency which the credit was utilized or guaranteed in, and that interest for the correspondent credit charged by the correspondents due to the transfer to be made by taking advantage of the courier credit shall be assumed by the Client. Nevertheless, the Client accepts that, if accepted by the Bank, the Client’s obligation in cash credits shall be converted into Turkish Lira, with the currency risk to be assumed by that Client at the selling rate fixed by the Bank (or, if the foreign exchange selling rate is determined by the TCB, then by this bank) on the actual payment date for the foreign currency in which the credit was utilized and that, if the letter of security, counter-guarantee, other guarantees, sureties, endorsements and acceptances provided/to be provided by the Bank in favor of the Client were in a non-convertible foreign currency, exchange rates and parities determined by the Bank shall be adopted as a reference by the Bank.

2.4                               Conditions for Utilization of Credit Upon the Client’s request for utilization of credit, the Bank shall determine the conditions for utilization of the relevant credit, and upon the Client’s acceptance of these conditions, the Bank shall make the relevant credit available.

2.5                               Branch that Makes the Credit Available and Validity of the Agreement for All Branches

Unless otherwise agreed between the branch where the credit shall be utilized and the Client, the Bank can make the credit available from any of its domestic or international branches. In case of closure of the relevant branch, merger with another branch, change to the branch specifications, opening new branches or if deemed necessary by the Bank, the Bank shall be authorized to transfer the utilized credit to another domestic or international branch by serving a prior notice to the Client. Any tax and expense that may arise due to transfers requested by the Client and deemed appropriate by the Bank shall be payable by the Client. The Client shall provide the documents, information and any document which may be requested by the Bank and meet all other requirements due to said transfers. In addition, the Client, either due to transfer of credit and account or in any event and condition, accepts that this Agreement shall be valid, available and binding for all of the Bank’s  domestic / international branches established/to be established.

2.6                               Credit Interest

2.6.1                     For credits with a repayment plan, the interest rates are determined in the relevant repayment plan; in other credits or in cases where the interest rates are not included in the repayment plans the interest rate that the Bank notifies on the date of utilization of credit shall be valid.

2.6.2                     If not agreed otherwise with the Client, the interest rate shall be determined by the Bank, provided that it shall not exceed the current highest rates for the same type of credits and accounts on the Bank’s actual utilization date/transaction date.

2.6.3                     The Banks shall be able to debit the Client’s current account for the interest, rates and amounts related to each credit utilization, together with expenditure taxes and other fees and charges.

2.6.4                     Unless interest rates on all credit, including the instalment commercial credits and other credits with a repayment plan made/to be made available by the Bank, are fixed in a written agreement with the Client, if there are justified reasons, including an increase in the costs of credit, changes in the economic/market conditions or changes in the Bank’s lending policies, in each case provided that the rate shall not exceed the current highest rates for the same type of credits and accounts opened or to be opened in accordance with the Agreement, the Bank is authorized to debit the Client’s current account for the interest amounts calculated over the current interest rates determined by the Bank which are adjusted after notifying the Client of such interest rate 1 day in advance, together with Banking and Insurance Transaction Tax (BITT), Resource Utilization Support Fund (RUSF) and other fees, charges and financial obligations. Until the first business day following the receipt of the notification regarding increase in interest and/or change in accrual on interest, the Client can end utilization of credit by paying off all its debts in accordance with the regulation applicable prior to the notification and paying loss of profit, damages and costs that the Bank will incur and any financial obligations such as taxes or RUSF that may arise accordingly to the Bank. In this case, the Client shall not be affected by the changes related to interest. If the Client fails to pay off all its debt in due course or if it pays off but continues to utilize credit, it shall be deemed to have accepted the new interest rate and/or new interest accrual period.

2.6.5                     If, at any time, in the country where the credit is extended or made available, a change was made by any public institution or a competent authority to the laws and regulations (or their interpretations) governing the conditions that the Bank was subject to, particularly the assets, credits, and deposits that it owns or an economic crisis or change in financial conditions increases the Bank’s costs for establishing and maintaining credits, the Client shall, upon the Bank’s request and by way of payment of additional interest, bear the increase in cost.

2.6.6                     In compliance with the legal limitations, compound interest shall be charged for credits and accounts opened pursuant to this Agreement. Unless otherwise agreed in this Agreement and its attachments or between the Parties, the applicable interests and expenditure taxes shall be duly accrued and debited by the Bank to the Client account each year on 31 March, 30 June, 30 September and 31 December, or in 3-month periods starting from the date the credit is opened (and in any case, at the end of the credit maturity). Even if its limit of credit is available, the Client shall be obligated to pay immediately and in cash the interest debited to its account and the expenditure taxes thereto.

2.6.7                     The Client accepts that any new decisions to be adopted by the TCB or other competent authorities with respect to the interest and accrual periods of these credits shall be applicable as from the effective date.

2.6.8                     The interest on the credits to be made available, together with the expenditure taxes over the interest amount shall be accrued and debited to the Client account by the Bank.

2.6.9                     The monies to be drawn from the credits hereunder on business days and the amounts to be accrued in accordance with the foregoing principles shall be debited to the account for value on the date of drawdown and accrual, whereas amounts deposited shall be credited to the account for value on the business day following the date of deposit. The amounts to be withdrawn on non-business days shall be included in the interest account as of the business day one day prior to the payment date.

2.6.10              The Client shall pay any and all amounts of interest related to credits opened in foreign currency in the same type of foreign currency.

2.6.11              If the interest rate is fixed by way of adding specified margin to Libor/Euribor, the Libor/Euribor rate to be taken as the basis shall be the rate in the Libor/Euribor page of the Reuters screen at 11.00 hours in the morning by the London/Frankfurt time on the interest fixing date. If multiple rates are viewed on the Libor/Euribor page of the Reuters screen, the interest rate shall be determined as the arithmetic average of those rates. If, due to any reason, the Libor/Euribor rate cannot be determined through the relevant page of the Reuters Screen, the Bank shall determine the interest rate based on the interest rates quoted by the last two banks (or if there is one bank, by the Bank).

For Tribor, the Tribor value published by the Banking Association of Turkey that is valid on the interest fixing date shall be taken into consideration.

2.6.12              If the Client utilizes credit from the Bank’s international branches, interest at an amount to be calculated at the specified interest rate for the interest periods determined in the period from the credit utilization date until the repayment date shall be paid on the last day of the interest periods. The interest shall be calculated based on the number of days, assuming that one year is 360 days.

2.7                               Delay and Default Interest

2.7.1                     If the Client fails to pay its debt of credit (or with respect to credits instalments, any one of the instalments) on the date of payment/maturity or if the debt becomes due within the scope of the Agreement, the Client  agrees and declares that, for the period from the due date of the receivable until the end of the period specified in the notice served to the Client, the current highest interest rate applied by the Bank for commercial transactions shall be applied to the amount of debt at the due date, and BITT and RUSF shall accrue on such interest.

The Client agrees that, from the date of default until the date the debt is completely liquidated, for the cash credits made available to the Client by the Bank, as of the default date the Bank shall calculate default interest at a rate equal to two times the highest credit interest rate (for TL credits, rates applicable to TL credits and for foreign currency credits, rates applicable to foreign currency credits)  applied by the Bank for the period from the utilization date until the default date; or if there is no risk of cash credit, default interest at a rate equal to 2 times the highest interest rate (for TL credits, rates applicable to TL credits and for foreign currency credits, rates applicable to foreign currency credits) applicable to cash commercial credits for the period from the utilization date until the default date; and the Bank may initiate a lawsuit or enforcement procedure against it based on this interest rate. The Client accepts and declares that it shall pay BITT and other tax, RUSF, charges and expenses to be calculated separately over the default interest and that the interest, expenditure tax, expense and other items valid at the time of utilization of the credit shall continue accruing until the debt balance is fully paid.

2.7.2                     If the Client delays in payment of the exchange rate differences and arbitrage costs stemming from the transactions within the scope of this Agreement, it accepts that it shall pay delay interest at the rate of default interest set forth under this Agreement over the amount of overdue exchange rate difference, from the closing of or the due date of the credit until the actual date of payment.

2.8                               Early Payment

2.8.1                     The Client’s payment of the debt balance in part or in whole before the due date depends on the Bank’s acceptance. Payments to be made without the Bank’s acceptance shall be collected on the due date. The Client cannot request anything from the Bank, including interest and discount, due to early payment without the Bank’s consent. If the Client is willing to make an early payment it shall apply to the Bank 5 business days prior to the date it is willing to make such early payment. If the Bank accepts the early payment request, it shall notify the Client of the conditions and may request from the Client the loss of profit, damages and costs and financial obligations such as taxes or RUSF which may arise due to early payment.

2.8.2                     If credit is made available from the international branches, and a change was made by any public institution or a competent authority in the country where the credit is extended or made available to the laws and regulations (or their interpretations) or for any other reason,  and as a result of it becomes illegal for the Bank to make available the credit, the Bank’s obligation to make the credit available shall end. In such a case, upon the Bank’s request and on the last day of the interest period in which a notice was served in this regard, the Client shall pay the credit amount to the Bank together with the interest and other amounts which must be paid.

2.9                               Repayment of the Credit

The Client shall make any kind of payment, including the capital repayment and interest payment, on the due dates in cash, in full and without any deduction. The Client shall pay on-demand credits which function like a current account in cash or in full within a 1 to 3-day period determined by the Bank upon receipt of the repayment request.

2.10                        Commission, Tax and Expenses

2.10.1              The Client is obligated to immediately pay to the Bank any kind of commission, expenses, account maintenance fees, fees, expenses, tax and other kinds of expenditures and expenditure taxes thereon which may be requested in accordance with the legislative regulations such as fund and BITT, RUSF and Banking regulations or practices, which shall not exceed the rates determined/to be determined by the Bank or fixed or to be fixed by competent authorities within the framework of the financial conditions related to any credit and account opened and to be opened by the Bank and securities received in accordance with the Agreement and its annexes.

2.10.2              The Bank is authorized to increase the aforementioned general commission and expense rates which it applies to the transactions and services offered to the Clients within the scope of the Agreement due to changes in market conditions or Bank costs at a rate and amount to be determined by the Bank, provided that it shall not exceed the rates fixed or to be fixed by competent authorities, or if it is not fixed, the current highest rates applicable to similar credits and accounts, by announcing and giving 1 day’s notice of such increase.

2.10.3              Unless otherwise agreed with the Client, the applicable commission, fee, expense and other expenditure rates shall be the rates applicable to similar credits and accounts that the Bank announced or declared on its website or through other methods on the transaction date, and unless information is provided by the Bank by other methods, said commission, expense and other expenditures shall be announced on the web site of the Bank.

2.10.4              The Bank shall be able to debit from the Client’s current account the commission, expense rates and amounts agreed with the Client or determined by the Bank for each transaction, together with the expenditure taxes and other fees and charges.

2.10.5              If the commission rates and expense amounts requested within the framework of the Agreement are changed by the competent authorities, the Bank is authorized to adopt such changes by announcing and notifying the Client.

2.10.6              The Client is obligated to pay immediately and in cash to the Bank the commission, expense amounts and other fees and the expenditure taxes and other items debited from its account within the framework of the Agreement.

2.10.7              If a deduction from the payments to be made to the Bank is mandatory as a result of the laws and other regulations, the Client agrees to make additional payments to secure payment equal to the net amount which the Bank would receive if there was no such deduction.

2.10.8              all taxes, fees, charges and penalties that may be imposed as required by any transaction, including, without limitation, the establishment, maintenance and release related to securities, insurance, premium, notary expenses and other expenses and changes that may occur in those shall be paid by the Client.

2.10.9              The Client agrees to pay immediately in cash and in full to the Bank any expenses, notary expenses and similar expenditures that the Bank makes to serve notices or documents due to closing of the account or credit or security relationship.

2.10.10                If the Client ceases to utilize the credit allocated to it by the Bank upon its request at its sole discretion or fails to meet the credit conditions it has committed due to its own actions, it agrees to pay a penalty of up to 2% of the credit limit against the costs and loss of profit which the Bank has incurred/will incur due to the credit allocated to utilization not being utilized, in addition due to the efforts made for this credit, expenses of filing and expertise expenses of the relevant credit and to remedy the relevant damages; however, if the damages exceed the penalty amount, the Client agrees to pay immediately in cash and in full the damages incurred or to be incurred by the Bank.

2.10.11                The Client accepts that, if the it does not pay the commission, expenditure taxes and any expenses related to the credit and accounts, the Bank is authorized to set-off those amounts against the account receivable or pledged accounts on its own initiative, without the need to receive the Client’s approval. The Client further accepts that, if the Client does not have a current or pledged account, such amount shall be debited from its account payable and, if such account does not exist, from the temporary account, and the Bank will apply a delay interest at the rate stipulated in this Agreement and expenditure tax on such debt arising from expenses such as commission for days passing until actual payment.

2.10.12                The Bank is entitled to request and collect from the Client the expenditure tax undertaken by the Client pursuant to the terms of this Agreement before depositing it to tax office, and if a lawsuit or an enforcement proceeding is initiated against the Client due to default, the Bank is also entitled to request from the Client the expenditure tax before it is paid to the relevant tax office, by initiating a lawsuit or enforcement proceeding. If the Bank becomes obligated to pay this tax, fund, fee and charges to the relevant authorities, the Client agrees to immediately pay to the Bank such amounts in cash and in full, and it accepts that in the event of default a default interest shall be applicable on its debt in accordance with the rate and in the manner stipulated in this Agreement.

2.10.13                The Client undertakes that if the promissory notes entrusted to the Bank are sent for collection to a place where the Bank does not have a branch, the commission, expense and expenditure taxes to be paid to the intermediary bank will be borne by the Client.

2.10.14                The Client accepts to immediately pay in cash the amounts to be collected by TCB, the Ministry of Finance and similar official authorities from the Bank for any reason related to the credits it has utilized. The Client accepts that otherwise, it will have to pay such amounts together with the default interest that will accrue on the amount stipulated in this Agreement as of the date of request until the actual payment date.

2.10.15                Commissions of bills of exchange, share certificates and bonds taken as security for the Agreement shall be debited to the Client accounts at their market values if they are higher than their nominal values, or otherwise, or if the market value cannot be determined, over the nominal values; commissions, safe custody fees and other fees of other securities in the form of movable or immovable properties are to be determined over the expertise value or in accordance with the legislation and banking practices and debited to the Client account by the Bank together with the expenditure taxes.

2.10.16                If the credit to be made available to the Client is obtained by the Bank from a credit institution residing abroad and such matter is notified to the Client in writing or verbally, the Client is, upon the Bank’s request, obligated to make payment to the Bank taking as a basis the amount that the Bank is obligated to pay as expense however defined including commission, lawsuit and enforcement proceeding expenses within the framework of the credit agreements the Bank concluded with the foreign credit institutions.

3-                                    PROVISIONS RELATED TO SECURITIES

3.1                               Utilization of Credit Against Security

3.1.1                     The credits to be made available within the scope of the Agreement can be utilized on a secured or unsecured basis  upon the Bank’s decision. The credit provided by the Bank may be secured by any assets including, without limitation, any kind of material, personal, in kind, receivable, movable, immovable or negotiable instrument or cash that it deems appropriate. The Client is obligated to provide to the Bank the securities requested from it within the period assigned by the Bank, in the manner determined by the Bank and in line with the limit of credit and margin rate.

3.1.2                     If the value of the received security has decreased or it is possible it may  decrease, its security qualification is eliminated partially or fully, it is understood that the security is not sufficient or the Client is working with banks and financial institutions other than the Bank with more favourable terms of security than the Bank or there are any defaults or other justifications, the Bank is authorized to change the security margin rates, request new or additional security from the Client in a manner to be determined by it, and it may require the due provision of securities for allowing the utilization or continuation of credit.

3.1.3                     Any kind of harm, loss and any kind of ordinary and extraordinary expense related to those incurred during transportation and storage of any property that is pledged to the Bank as a security shall be borne by the Client.

3.1.4                     Likewise, in connection with providing security (including, without limitation, any kind of pledge/lien or assignment), release, renewal, reestablishment, replacement of security and other transactions, we hereby accept and undertake to pay the expenses / commission for release / establishment / renewal of and other transactions related to security such as pledge / lien to be determined by the Bank, up to an amount of 1% of the security amount/value. However, if the expenses related to aforementioned transactions are higher than the specified ratio, the Client accepts and declares that it will pay for those expenses as well.

3.2                               Securities are for any Receivable of Bank

3.2.1                     Unless it is explicitly specified that it is provided for a certain credit, the securities to be obtained by the Bank from the Client shall constitute security for all of the Client’s debts to the Bank.

3.2.2                     The Client accepts that amounts arising from the realization/collection of the securities and the amounts received by the Bank regarding the securities or to replace these such as insurance compensations and expropriation price, and also, new shares and bonds that replace pledged partnership shares and bond shall constitute the Bank’s security same as the original securities and shall be subject to the same conditions, and the Bank has the right to a pledge over these as well, and said amounts may be set-off against any receivable from the Client or transferred to a blocked account as pledged.

3.2.3                     The Client accepts that the Bank may convert the credit currency stipulated in the Agreement as agreed with the Client to a different currency; If a credit is made available in a foreign currency other than the one specified in the Agreement, again it accepts that it will carry out necessary transactions if the Bank requests that the lien or pledge be converted into the foreign currency originally allocated if a lien or pledge has been established over movable, immovable and other securities in favor of the Bank to constitute security in this regard.

3.3                               Pledge, Retention, Exchange and Set-off Right

3.3.1                     The Parties agree that the Bank has the right to pledge and the right of retention for any risk or receivables arising under this Agreement on the Client’s gold, gold deposit accounts, any kind of receivable and blocked currency including Turkish Lira and/or foreign currency deposits, deposit box balance, any promissory note and checks for collection, share certificates, investment fund participation certificates, private sector and government bonds, treasury bonds, financing bonds, all types of income sharing certificates, asset-based securities, export documents, import documents, all types of securities/negotiable instruments and their coupons and asset values and amounts to be obtained if such are realized/collected which are and will be available in the Bank or its branches or correspondents or elsewhere and in possession and/or at the disposal of the Bank’s branches or correspondents, and that the Bank is authorized to block some or all of them or to transfer them into a blocked account, to exchange and set-off the same in whole or in part by transfers between the debtor’s currents accounts receivable and payable.

3.3.2                     The Client accepts and declares that it does not have the right to exchange and set-off its debts to the Bank against the receivables available in the Bank and other securities, and that it waives its rights in respect of the above.

3.3.3                     The Parties agree that if the Bank’s right to a pledge over gold and/or pledged securities shall expire, those issued to bearer and gold shall be returned by the Bank to the Client in kind.

The Parties agree that the Bank has the right to pledge and the right of retention on back-dated transfers and future-dated transfers to be received in favor of the Client, and before reporting to it, it is entitled to accept such on behalf of the Client and to set-off the Client’s debts to the Bank as required by the above articles.

3.3.4                     The Client cannot pledge and assign to third parties without the Bank’s consent the above listed securities over which the Bank has the right to a pledge.

3.3.5                     The Parties agree that the Client cannot request interest, exchange difference and other amounts that may accrue due to the change in term of the loan if the Bank exercises its right to exchange and set-off on any securities and current accounts receivable.

The Bank is entitled to set-off the amounts credited to Client accounts within the framework of the provisions of the Turkish Code of Obligations.

3.4          Provisions Related to Insurance

3.4.1       The Parties agree that the Client shall insure all movable and immovable properties that the Bank has received as a security, pledged or established a lien over, as it has deemed necessary, in favor of the Bank and/or in favor of the correspondent against fire, theft, transportation risks and any other risk it deems necessary, using an insurance company of its choice for a price, period and in accordance with conditions of its choice, provided that the premium debts shall be borne by the Client, and that provisions in relation to strikes, lock-outs, earthquakes, disturbances, public movements, explosions, malicious movements, war and other extraordinary instances are included in the agreement and/or policies of insurances.

3.4.2       If the Client does not take out the said insurances or renew the insurance on time, the Bank is authorized to take out/renew such insurance on its own initiative. However, this matter shall not constitute an obligation for the Bank.

3.4.3       If the Client has already insured the securities for the insurance, it agrees and declares that the Bank has the right to be included in the policies as a loss payee.

3.4.4       The Parties agree that the premium and other expenditures to be made in connection with the insurances to be taken out by the Bank within the framework of the provisions of this article are the Client’s debt and it shall immediately deposit these amounts with  the Bank, and the Bank may, at its own discretion, debit the Client’s accounts receivable or payable for these amounts on its own initiative.

3.4.5       Compensation arising from the insurance agreements shall be paid to the Bank who has the right to be a loss payee. If the Client objects the compensation amount determined by the insurance company, if the Client pays the compensation amount to the Bank within the time given to it in this regard, the rights arising from the insurance policy are transferred by the Bank to the Client. Otherwise, the Bank, due to its right to be a loss payee, is authorized to collect the compensation amount from the insurance company and set it off, partially or fully, against any receivables it has from the Client.

3.4.6       The Client accepts and undertakes that the expenses for the lawsuits and enforcement proceedings that are to be initiated by the Bank of its choice due to disputes with the insurance company about compensation are for the Client and in addition, if the dispute is determined against the Bank, it will not make any financial claims from the Bank.

3.5          Utilization of Credit Against Surety and the Liability of Sureties

3.5.1       The sureties which are signatories to this Agreement agree to provide surety in their capacity as a “joint surety”. Sureties are liable for the Client’s debts to the Bank arising from the Agreement to be limited to the amount of surety indicated in the Agreement. Sureties agree and undertake that, subject to being limited to the amount of surety, the joint surety covers principal and contractual interest, all default interests accrued/to be accrued, funds, commissions, all types of expenses, taxes and duties, additional amounts that will occur due to exchange rates stemming from foreign transactions, expenses for legal proceedings and attorney’s fees.

3.5.2       Bank and joint sureties agree that:

3.5.2.1    as required by Article 582 of the Turkish Code of Obligations (TCO), joint surety shall cover the debts which have already arisen because of the Agreement,

as well as those which are likely to arise in the future,

3.5.2.2    as required by Article 584 of the TCO, the consent of the spouse needs to be obtained and submitted to the Bank by the sureties at the latest on the date when the Agreement was signed,

3.5.2.3    in case the Client clearly appears to have the inability to make payments, such as the failure to pay its debts upon maturity, sureties can be resorted to before taking legal action against the Client or monetizing the pledge on the immovable property within the scope of Article 586 of the TCO,

3.5.2.4    as required by Article 592 of the TCO, the Bank shall deliver the debt securities that will be of benefit to the sureties that paid the debt in exercising their rights and provide the necessary information; also, it shall deliver to the sureties pledges and other assurances as well as that existed during the surety or provided subsequently by the principal debtor for the receivable or carry out the transactions required for their assignment; however, if the Bank has other receivables, the Bank may not fulfil delivery and assignment transactions referred to in this article until the receivables are completely liquidated due to the priority of the rights to pledge and retention that it has,

3.5.2.5    as required by Article 598 of the TCO, this surety is provided for an indefinite term; this surety provided by an individual shall automatically cease after 10 years from signing of this surety agreement; the surety period can be extended for a period of up to ten years with the sureties’ written explanations in compliance with the form of the surety agreement, provided that it is extended one year prior to expiry of surety at the earliest. If the surety is provided by a legal entity such ten year period is not applicable.

3.5.2.6    sureties are liable and obligated to the Bank for the credits opened for the Client depending on the form and type of opening, as well as for all matters included in the Agreement,

3.5.2.7    if the Bank holds pledges which are not specifically allocated to the Client’s debt, the Bank is authorized to use the monies to be obtained from the realization of such pledges first to meet the claims of receivables not related to this surety,

3.5.2.8    sureties have chosen the address written on the Agreement as their residence address and they shall immediately notify  any change in address via notary public, otherwise the notices to be made to the address specified in the Agreement will be valid,

3.5.2.9    in an effort to ensure that the Bank can protect its own rights, sureties shall immediately inform the Bank when they learn that any one of the borrowers or other sureties have gone bankrupt, official books for the goods are kept, a demand is made for the postponement of bankruptcy or entry into a composition with creditors or the event of death,

3.5.2.10 the Bank has the right to pledge, the right of retention, exchange and set-off on all their golds, receivables, rights, deposits, cash, share certificates, income sharing certificates, asset-based securities, investment fund participation certificates, bonds, promissory notes, bills of lading, negotiable instruments, remittances an similar rights and receivables which are and will be at the Bank’s headquarters and all branches and correspondents for all debts of whatever nature which exist or may exist at the headquarters and all branches,

3.5.2.11 in case the Bank’s right to a pledge over gold and/or pledged securities of the Sureties expire, gold and securities that are issued to bearer will be returned by the Bank in kind to the sureties,

3.5.3       Sureties agree that the Bank is entitled to accept the transfers received in favor of them on their behalf before reporting such to them and in addition such can be credited to their accounts that will be opened in their name or their existing accounts and the Bank has the right to a pledge on and the right to exchange and set-off the remittances against any and all their debts to the Bank.

3.5.4       For as long as their suretyship continues, sureties undertake not to carry out any transaction in a manner which would reduce their movable and immovable assets below the maximum amount in respect of which they became sureties under the Agreement genuinely or by hiding it collusively or by admitting illusive debts, not to destroy their assets, not to dispose their assets with or without consideration to the detriment of the Bank and not to transfer and assign the assets to third parties, not to establish pledges, liens and similar rights in kind over these in favor of third parties, not to make any disposals which would reduce their value and not to artificially diminish their current value, or otherwise to compensate the damages that the Bank has incurred and will incur.

3.5.5       The sureties agree that, while calculations in relation to the surety limit specified at the end of the Agreement are being made and the debt amounts that Sureties are liable for are being determined, Birleşik Fon Bankası A.Ş. pay-desk buying rate of exchange on the transaction date shall be based on if the surety limit is in Turkish Lira but the credits will be/are made available in foreign currency; Birleşik Fon Bankası A.Ş. pay-desk foreign exchange selling rate on the transaction date shall be based on if the surety limit is in foreign currency but the credits will be/are made available in Turkish Lira; Birleşik Fon Bankası A.Ş. pay-desk cross exchange rates shall be based on if the surety limit and the credits made available are in different foreign currencies.

3.6          Assignment and Pledge of Bills of Exchange — Check — Documents

The Client accepts and undertakes that, if the credit opened by this Agreement is, partially or fully, utilized for crediting and opening advance accounts against bills of exchange or discount and negotiation transactions, it shall assign promissory notes and documents and deposit promissory notes as security and issue bills of exchange to the order of the Bank by other means, and that in this context  the following provisions shall be valid together with other related provisions of this Agreement for all ordinary or documentary negotiable instruments (promissory note, policies, check etc.) and other documents issued in TL or foreign currencies, endorsed or personally guaranteed or accepted by the Client.

The Client accepts and undertakes:

a)             that it will provide promissory notes and checks acceptable to the Bank in any amount and kind and at any time requested by the Bank in reliance upon Article 3, and that the Bank will be authorized to request pledge or assignment of such promissory notes and checks as a security,

b)             that the Bank will be authorized to levy a collection commission, in addition to and separately from the correspondence and other costs, according to the valid procedures, over the bills of exchange to be delivered as a security for the advance account against bills of exchange to be opened by the Bank in the name of the Client in reliance upon this Agreement, and also to debit the same, together with taxes levied thereon, to the advance account of the Client,

c)              that all of its bills of exchange or promissory notes to be delivered as security as above will be protested upon non-acceptance and non-payment - except for the cases of with special dispensation,

d)             that the amount of promissory notes or checks unpaid on the due dates thereof will be paid in cash by the Client to the Bank, whether the margin/balance of its account is sufficient or not,

e)              that all legal proceedings and lawsuits against debtors, guarantors, endorsers and payees of promissory notes or checks to be delivered as security hereunder will be commenced and conducted by the Client, but nevertheless the Bank may, in its sole discretion and on its own initiative, initiate any such legal proceedings and lawsuits at the sole cost of the Client,

f)               that the Bank will be free to sue, or not to sue, any one of the debtors and endorsers of any promissory notes delivered or to be delivered as a security for the advance account against bills of exchange, and that if the Bank does not initiate legal proceedings against all or any one of the obligors of such promissory notes, the Bank will not be held liable or responsible even if the rights and interests inherent in these promissory notes or checks are time-barred, and likewise, if its rights and interests inherent in these promissory notes or checks are time-barred, the Client will have no right of claim against the Bank, and the Bank will not be obligated to send a notification to the Client in connection therewith,

g)             that the acceptance of promissory notes and other bills of exchange to be submitted and delivered to the Bank’s branches will be at the sole discretion of the Bank,

h)             that upon demand of the Bank, as per the provisions of article 634 of the Turkish Commercial Code and without prejudice to the provision of such legal article pertaining to submission, and at the sole cost of the Client, the Client will ensure that the marginal notes of “return without cost” and “without protest” are inserted on the front page of these promissory notes and bills of exchange or some of them, and are then signed by the drawer and debtor thereunder, and in any case, even if the Bank does not demand such marginal notes, the Client will be personally liable towards the Bank for all types of damages and losses that may be claimed by the other party thereto  if needed and in any manner or for any reason or motive whatsoever,

i)                that the Bank will not, except as a result of its own faults or negligence, be held liable for delays, errors, losses or damages that may arise in the course of proceedings, collection and submission of and post and telegraph communications relating to the drafts, checks, promissory notes and other bills of exchange which are signed and are therefore the responsibility of the Client and are accepted by the Bank for discounting, negotiation, collateralization, securitization or collection, and that the Client’s liabilities with respect to  these promissory notes, checks and other bills of exchange will remain in force - even in the case of such mistakes -,

j)                that if any one of debtors, endorsers, guarantors, assignors or other persons who share the liabilities arising out of the bills of exchange or the debts covered by them, other than the Client, ceases its debt repayments with respect to the bills of exchange and other negotiable instruments signed by the Client, or enters into composition with its creditors, or is adjudged bankrupt, or dies, or is protested, or due to any other event which leads to doubts as to the payment of promissory notes and other bills of exchange, then and in this case, even if such notes or bills have not yet become due and payable, the Client will deliver replacement notes and bills or establish new pledges or mortgages acceptable to the Bank upon first demand of the Bank,

k)             that the Client will in no case raise arguments of deficiency, fraud, false admission, denial of signature or similar other allegations which may be fully or partially effective on the underlying debts with respect to promissory notes, checks and other bills of exchange bearing the signature of the Client, and that any such arguments which may be raised by third parties will not be accepted or honored by the Bank, and that the Client will pay in cash or on account and indemnify and hold the Bank harmless from all types of court fees and expenses, and liquidated damages for denial of debt, and attorney fees and other damages to be suffered by the Bank as a result of legal actions to be brought against the Bank due to forged signatures of the debtor, drawer or endorser on the bills of exchange and negotiable instruments delivered by the Client as a security hereunder,

l)                that unless otherwise agreed upon with the Client, the Bank may rediscount any of the bills of exchanged delivered or to be delivered by the Client as a security through any banks or institutions and at any time deemed fit, and that all types of interests, funds, commissions, taxes and other costs charged for a rediscount effected after the occurrence of any one of the events of default mentioned in this Agreement will be at the cost and account of the Client,

m)         that the Client will pay to the holder of notes and/or to the Bank on due dates thereof the amounts of notes and bills rediscounted by the Bank without any further protest or notice relating thereto,

n)             that the rediscounting banks or institutions, and particularly the Turkish Central Bank, shall be authorized to carry out all types of inspections and audits of the premises and books of the Client due to the bills of exchange rediscounted by the Bank.

4-            PROVISIONS FOR EVENTS OF DEFAULT (ACCELERATION) AND ENFORCEMENT PROCEEDINGS

4.1          Without prejudice to the conditions regarding acceleration specified below, the Client agrees that the Bank receivables shall become due on the due date for credit repayments with a due date or as for credits processed in the form of a current account, if a payment request was made to the Client in accordance with Article 2.9 but nevertheless the Client does not fulfil the request within the time specified in the request.

The Client accepts and declares that if it does not pay its debts within the scope of the Agreement and its annexes on the agreed due date in full, it shall be deemed to have fallen in default, and it shall immediately pay all its overdue debts, any interest and other expenses in full together with all accessory debts, without the requirement for the Bank to issue protest, send notice, grant time, and exercise enforcement proceedings and approach.

4.2          The Client agrees that, upon occurrence of any of the following events, the credit will become due and accordingly the Bank will be authorized to terminate this Agreement and close the credit without any further written notice:

4.2.1       if it fails to properly fulfil any of the commitments and obligations agreed under the Agreement or its annexes, or fails to provide the requested securities on time and under the requested conditions,

4.2.2       if it is detected that the declaration it has made and the documents it has submitted to the Bank or its explanations include a material mistake or contradiction of the facts or it has carried out an unlawful or illegal transaction and act,

4.2.3       if it, or the companies in its risk group, fail to pay the debts to or fulfil their commitments both towards the Bank and other financial institutions or if the securities are enforced with respect to these debts,

4.2.4       if any of the permissions, approvals or authorities which are related to credit or can affect the credit are withdrawn, cancelled or materially changed at any time,

4.2.5       if the promissory notes that it has drawn are protested or the checks are dishonored due to insufficient funds, or it announces its inability to fulfil its financial obligations, it becomes insolvent with respect to debt payments, offers to its  creditors to prepare a payment plan or prepares it, is adjudged bankrupt, applies for postponement of bankruptcy or is subject to a liquidation process or any of its assets is attached or otherwise encumbered, or it enters into liquidation or a legal action is initiated in, or a report is presented to, a competent court for litigation,

4.2.6       if it is an affiliated company within the framework of the Turkish Commercial Code and the parent company announces its inability to pay its debt or the circumstances listed in Article 4.2.5 occur in respect of the parent company and the companies in the risk group of that company,

4.2.7       if it is an individual, it loses its legal capacity to act; if it is a legal entity, the permit, license, approval or authorities required for its operations are withdrawn, suspended, cancelled or materially changed, it suspends its commercial activities,

4.2.8       if it disposes of a material part of its assets, or the risk of such disposal arises, or a material part of its assets are seized and confiscated,

4.2.9       without the Bank’s consent, it being transferred to another company which may have a negative impact on the Bank, the transfer of company shares, merger, change of type, partial or full  split-up or a change of control occurs in relation to more than 10% of its company shares,

4.2.10     if any incident which is understood to prevent or risk its fulfilment of its commitments stemming from credits,  occurs or a change in financial conditions occurs; all assets such as receivables, movables and immovables are disposed of to the detriment of the Bank; new obligations in kind or personal are established on the said assets; or encumbrances are established,

4.2.11     if the Credit limit is exceeded for a period of 1 month and the excess is not remedied by the end of this period,

4.2.12     if any one of the securities given by the Bank as a security for letters of guarantee, endorsements, letters of credit, counter-guarantees or other securities or other types of non-cash credits made available in favor of the Client is turned into cash and paid, and if such amounts are debited to the Bank, and the Client fails to fully reimburse the said amounts to the Bank within the time period granted therein,

4.2.13     If the Client fails to maintain the ratios between current assets and current liabilities, as determined by the Bank, or as required for avoiding any doubt as to debt repayments,

4.2.14     If the Client fails to submit to the Bank its quarterly account statements within 30 days following the end of each quarterly period, or its audited balance sheet, income statement and other financial statements and accounts relating to the previous year within 120 days following the end of each fiscal year, or any other information or documents which may be requested by the Bank in its sole discretion from time to time about the Client’s accounts and businesses,

4.2.15     If the Client fails to raise the ratio between its total liabilities and its total assets above the level determined by the Bank or required for repayment of credits, or generally takes actions which may negatively affect its financial situation, and fails to remedy such failures despite written warnings or notices from the Bank pertaining to such failures,

4.2.16     if a credit eligible for investment incentives and/or made available for specific purposes is utilized by the Client partially or fully for non-intended purposes or in conflict with the applicable laws and regulations,

4.2.17     the Client violates financial or non-financial obligations or agreements pertaining to a project, investment and other long-term credits,

4.2.18     if a material part of the properties of the Client or, if the Client is an affiliated company within the framework of the Turkish Commercial Code, of its parent company, is expropriated or otherwise impounded,

4.2.19     if the term of a natural person’s security granted for an indefinite term or for 10 years is not extended before the expiry of the surety term, and the Client fails to provide a new personal security or other security acceptable to the Bank within a time period to be designated by the Bank. The Client further accepts and undertakes that the Bank will be entitled and authorized to claim immediate repayment of debts as soon as it becomes aware of any one of the events of acceleration listed above having occurred.

In the event that the Bank decides to exercise its rights arising from this Article, without prejudice to the provisions pertaining to default interests, the Bank may claim indemnification for damages and losses, costs, premiums and penalties incurred by the Bank due to the occurrence of any one of the events cited above, or release and return of letters of guarantee, or deposit of non-cash risk amounts,

4.3          Upon occurrence of any of the events cited above, the Bank may at any time close all or some of the current accounts opened pursuant to this Agreement by sending a notice via notary public or by registered mail with return receipt, by telegram, or by using secure electronic signature. In case of closing of such current account or accounts by the Bank, all of the outstanding debt or debts to the Bank including, without limitation, interest, commissions, RUSF, fund, expenditure tax and other amounts outstanding as at the time of closing shall be paid by the Client to the Bank immediately upon receipt of the notice of closing. The Bank reserves the right to claim interest also if a receipt is given or an extract is sent to the Client in respect of the principal debt.

4.4          The Client agrees that, from the date of closing of credit by the notice referred to in Article 4.3, the Bank shall have the right to claim payment of all or a part of the debt balances of the accounts payable, irrespective of the maturity thereof, and/or to request release and return of the letters of guarantee issued in favor of the Client, even if they have not expired yet, or to request the Client to ensure that the cancellation of such letters of guarantee is officially declared by the payee thereof to the Bank, to request payment of the amount thereof together with commissions and charges thereof in cash or deposit of the same in the Bank for being kept in a non-interest-bearing blocked account, or to request replacement of security, also including the sureties, or request provision of additional sureties or an adequate security within a maximum of 3 days, or to reduce or suspend or completely stop the credits made available hereunder, or to restrict or amend the purposes of utilizing them, or to request the establishment of provisions partially or fully for promissory notes payable at a certain due date.

4.5          The Client further agrees that, until all of its debts hereunder are settled in full, all of the powers and privileges of the Bank arising out of this Agreement will remain in force, and that interests, commissions, expenditure taxes, funds, charges and other fees will be processed as per the terms and conditions current as of the time of closing of credits, and that both this Agreement and the obligations hereunder will remain in effect even after full payment and settlement of debt balances of the current account or accounts suspended by the Bank.

4.6          Even if the credit is secured by pledges or mortgages on personal or real properties or if the promissory notes provided as a security have not yet become due, upon acceleration of all or some of the debts to the Bank, the Bank may at all times commence legal proceedings against the Client for attachment of its properties or for insolvency and bankruptcy of the Client, and, in addition, the Bank may obtain and enforce injunctions or precautionary attachments as security for any receivables of the Bank. The Parties agree that the Bank will not be liable to deposit any security for injunctions or precautionary attachments. However, in this case, if the court requests a security, all types of commissions, costs and other fees payable for the letters of guarantee to be received from the Bank or from other banks will be the responsibility of the Client.

4.7          If the Bank is obligated to initiate any legal actions or execution proceedings against the Client for collection of the debts owed by the Client to the Bank either under this Agreement or due to all accounts, promissory notes and commitments of any kind relating thereto, the Client agrees to pay or reimburse all types of costs incurred in this regard and an attorney fee to be calculated over the total sum of principal debt, interests and other accessory debts equal to three times the Minimum Attorney Fee Tariff rates, and if the Bank actually pays a higher attorney fee to its own attorney, the difference between such amounts, and if the Bank conducts enforcement proceedings, the public fees for prisons and jails and the public fees for collection.

4.8          In addition to the foregoing paragraphs, other events of default that may be agreed upon by the Parties specifically for each credit are also reserved hereby.

5-                                    TYPES OF CREDIT

5.1          In General

5.1.1       Application of Current Account Procedures

For the purposes of implementation of this Agreement, as a rule, the current account procedure shall be applicable for the calculation and determination of payments made by the Bank, and commissions, interests, all types of tax and duties, funds and fees to be charged for any kind of service provided by the Bank and the monies to be deposited to account by the Client, and in recognition of the balances.

The Bank reserves the right to exclude some credit from the current account procedure.

The Bank may thereinafter make this credit available by opening one or more current accounts, or decreasing or increasing the limits of current accounts, or closing the current accounts with zero-balance, and opening new current accounts or otherwise, and for all types of crediting and banking transactions.

5.1.2       Utilization of the Credit through Remittance Orders to the Bank

If the Bank accepts remittance orders for debiting the Client’s current accounts opened with the Bank in reliance upon this Agreement or for setting off against other receivables of the Client from the Bank, the Client will, in each remittance order, indicate the beneficiary and amount of remittance and by which means of communication it will be sent, and if no means of communication is specified therein, the Bank will, at the Client’s expense, be free to select any of the means of communication deemed appropriate.

The Bank shall be authorized to claim payment of all expenses and taxes with respect to remittance orders in cash and in advance, or at its option, to debit the amounts of remittance orders to the Client’s current accounts.

5.1.3       Utilization of the Credit through Loan Contracts

It may be decided that the credits will be made available fully or partially through loan contracts up to the credit limit specified in the Agreement and will be repaid according to a Repayment Plan. In this case, the credit account will be processed not according to the current account procedures, but according to the Repayment Plan, and the credits will be repaid in cash and at once in installments on due dates shown in the Repayment Plan, and the credits will be subject to interest at the rate specified in the Repayment Plan, and if such interest rates are adjusted according to the provisions of this Agreement, the credits will be repaid according to the Repayment Plan containing new interest amounts calculated as above.

The payment of any installment is not construed as the payment of any previous installments, or a distribution of interests of subsequent months is not construed as full collection of the debts owed to the Bank for that specific month.

5.1.4       Provisions for Incentives, Exceptions and Exemptions

In the event that investment incentives are granted or exceptions and exemptions are applied to the Client and/or the Bank with respect to the credits made available and the banking transactions executed under this Agreement, the Client hereby declares, agrees and undertakes:

a)             to comply with all present or future laws, decrees, communiqués and other statutory legislation in relation therewith,

b)             to pay in cash and at once, without any objection or plea and without any need for commencement of any legal prosecution, all of the taxes, duties, imposts, funds and RUSF deductions and other liabilities, together with the Bank’s shares therein, and penal interests or delay interests accrued thereon, that may be claimed by the Turkish Central Bank, tax departments or foreign exchange authorities, with respect to the investment incentives, exceptions and exemptions utilized by the Client and/or by the Bank according to the applicable laws and regulations,

c)              if any of the liabilities or penal interests referred to in the preceding paragraph (b) are collected by governmental authorities on their own initiative from the Bank, to reimburse the relevant monies to the Bank in cash and at once, immediately upon first demand of the Bank, without any objection or plea and without any need for commencement of any legal prosecution, and in the case of delay in reimbursement, to pay also a delay interest to be calculated over the default interest rate of the Bank stipulated in this Agreement, and if it fails, to indemnify and hold the Bank harmless from all of its additional losses and damages resulting therefrom,

d)             to submit to the Bank within the time period envisaged in the applicable laws after the date of closing of its commitments the certificates of proof evidencing that the Client has closed its commitments by fulfilling the subject exports and/or investments and does not have any further responsibilities relating to the sanctions and liabilities mentioned above, and in the case of its failure to submit such certificates on time, to also pay the sanctions or other liabilities to be imposed by the Bank on its own initiative, within the scope of the principles set forth in paragraphs (b) and (c) above.

5.1.5       Utilization of Credits Out of Foreign Sources Not Belonging to the Bank

In the event that any of the credits (TL, foreign exchange) made available by the Bank within the framework of the provisions of this Agreement are funded not by the Bank’s own sources, but by the Turkish Central Bank, Turkish Eximbank, T. Sınai Kalkınma Bank or similar other domestic sources or by foreign institutions, where the Bank acts only as an intermediary, then the Client declares, agrees and undertakes to borrow and utilize such credits in compliance with the circulars, communiqués, directives and regulations published or to be published by such institutions, and in case of any change in the said statutory legislation, to comply with the replacement legislation as well, and to act in accordance with the principles specified in the “letters of undertaking” signed by the Client for utilization of the said credits, and to perform all of its obligations and commitments arising out of both the laws and regulations and the special directives or instructions relating to these credits, and if a sanction is imposed by the aforementioned institutions on the Bank due to the Client’s failure to deliver the relevant documents to the Bank on time or for any other reasons whatsoever, to reimburse the Bank in cash and at once all of the penal and delay interests which the Bank may be obligated to pay, as well as the Bank’s shares in interests, commissions and taxes and RUSF levied thereon, together with the principal debts, and in case of non-payment of the outstanding debts immediately, to additionally pay default interest and other accessory debts accruing over the said debts at the rate stipulated in this Agreement in respect of the period of the delay until full settlement and repayment of debts.

5.2          Discount and Negotiation Credits

If the credit opened by the Agreement is made available, partially or fully, as discount credit or documentary or non-documentary negotiation credit or factoring credit, then the Client agrees that with respect to this discount and negotiation credit, the following provisions shall be valid together with the other provisions of the Agreement.

5.2.1       If it accepts to make available, completely or partially, the credit it opened by the Agreement as discount, documentary / non-documentary negotiation or factoring credit, the Client agrees to transfer to the Bank by endorsing in full the bills of exchange issued in accordance with the terms and conditions of the Bank pertaining to the said types of credit, or if requested to do so by the Bank, to issue the negotiating documentary bill and drafts to the order of the Bank, and in addition, to provide other security interests that may be demanded for extension of the said credits.

5.2.2       If the amounts of discounting and negotiation transactions to be executed on negotiable instruments are paid to the Client, also including checks drawn by the Bank on foreign banks seated in foreign countries, but nevertheless the discounted and negotiated instruments/checks are not paid or cannot be collected for any reason whatsoever, or the discounted and negotiated bills or notes are not paid on due dates thereof, the Client agrees and undertakes to pay to the Bank immediately upon first written demand of the Bank and without any protest and before commencement of any legal prosecution all and any delay interests, expenditure taxes, premiums, surcharges, collection commissions, RUSF and other funds, exchange differences and other damages and losses that may be incurred by the Bank for the days from the due date thereof until the date of actual reimbursement to the Bank, or otherwise, to pay not only the above listed items but also default interest to be accrued at the rates specified in and as further described in this Agreement, plus expenditure taxes levied thereon, and also that the foreign exchange purchase certificates to be issued by the Bank due to negotiation of foreign bank checks will not be used for closing of the account at any time before actual collection of the said checks.

5.3          Credits for Financing of Exports and Export-Oriented Sales and Deliveries or of Foreign Exchange Generating Services and Activities, or of Investments, Within the Framework of Communiques on Export and/or Investment Incentives

In the event that the credit opened by this Agreement is fully or partially made available as credits for financing of exports and export-oriented sales and deliveries, or of foreign exchange generating services and activities, or of investments, within the framework of communiqués on export and/or investment incentives, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid:

5.3.1       The Client agrees and undertakes to utilize the aforementioned credits in compliance with the Law on Protection of Value of Turkish Currency and the Governmental Decree relating thereto and communiqués, circulars, directives and memoranda relating to said decree, the decree on export incentives and foreign exchange generating activities incentives, the decree on investment incentives and other decrees on incentives and the associated communiqués, circulars, directives and memoranda, and all and any present or future laws, decrees, regulations, communiqués, circulars and directives and other statutory instruments in relation thereto.

5.3.2       The Client further agrees that all transactions to be executed in reliance upon this Agreement or in respect of exports through the Bank beyond the scope of this General Credit Agreement shall be subject to the present and future laws and regulations, and the brochures of “Uniform Practices for Documentary Credits” and “Uniform Rules for Collections” published by the International Chamber of Commerce, and any future revisions therein, and also that such rules and regulations issued by the International Chamber of Commerce shall be deemed to be an integral part of this Agreement.

5.3.3       In accordance with the applicable export laws and regulations, the Client agrees and undertakes to provide to the Bank all export documents relating to the exported goods, and if required, to issue the bills of lading, waybills and other shipping documents with respect to the goods directly to the name of the Bank, or to endorse the same to the Bank, but in any case, the Client will assume and bear full liability with respect to all these  documents and the goods represented by these documents, and also to indemnify and hold the Bank harmless immediately and at once from all types of damage and losses that may be suffered by the Bank due to the non-fulfilment of certain conditions by the said documents.

5.3.4       The Bank will by no means be a party to the disputes that may arise between the Client and an importer with regard to this Agreement, and it cannot be held liable for the selection of the correspondent bank, or the non-transfer of export amounts to the Bank or the non-collection of the same by the Bank due to such disputes. The Client agrees that all types of liabilities arising out of any fault of the correspondent banks will be borne directly by the relevant correspondent bank.

5.3.5       The Client agrees to pay to the Bank the interests and commissions accruing in respect of the credits in accordance with the general provisions of the law, as well as the exempted taxes levied and the penalties imposed due to non-fulfillment of exports in a timely manner.

5.3.6       The Bank is authorized to trace and audit whether or not the Client has taken the required actions with respect to the credits opened within the framework of this Agreement and whether or not the credits are utilized for the intended purposes, in accordance with the relevant decrees and communiqués.

5.3.7       The Client agrees in advance to pay off the credits borrowed for exports and/or export-oriented sales and deliveries or foreign exchange generating services and activities by using the foreign currency proceeds of exports or foreign exchange generating activities, and for these purposes, to transfer the foreign currency proceeds of these activities to its foreign exchange positions in the Bank, which will then be set-off against its credit risks hereunder. Furthermore, if requested by the Client and accepted by the Bank, the foreign currency proceeds of exports may be paid by the Bank directly to the Client, rather than being set-off against the Client’s credit risks, and thereupon, the Client agrees and commits itself to pay to the Bank in TL both the principal sum and the interests and costs charged thereon according to an agreed repayment schedule, in spot, installment-based and other types of credits. If credits are in foreign exchange, the amount of payment in TL will be determined by reference to the Bank’s foreign exchange selling rate on the payment date.

5.3.8       The Client agrees, declares and undertakes to fulfill the export commitments of credits by the end of the credit maturity and in any case, within the time period set out in the relevant laws and regulations, and likewise, in credits covered by an investment incentives certificate, to have the investment incentives certificates relied upon by the credits duly closed within the time period granted by the pertinent laws, and if it fails to fulfil its export commitments and to close investment incentives certificate relied upon by the credits covered by an investment incentives certificate, with respect to the non-fulfilled part, to pay to the relevant governmental authorities and/or if requested so by the relevant governmental authorities, or if the Bank is authorized to this respect, or even if not requested by the relevant governmental authorities, if requested so by the Bank, to the Bank immediately and at once and before commencement of any legal prosecution and for subsequent blocking by the Bank, both the exemptions, exceptions and incentives granted to the Client and to the Bank in respect of RUSF, taxes, duties and funds and other legal liabilities, together with delay interests and penal interests to be accrued thereon, plus additional interests and commissions to be charged by the Bank, plus RUSF, taxes and other accessory debts, together with the penal interests to be accrued for the days until the date of deposit, and furthermore, to pay to the Bank immediately and at once upon first demand of the Bank all types of penalties and sanctions that may be claimed by the Turkish Central Bank or foreign exchange control authorities from the Bank in the future, with respect to the credits utilized hereunder.

5.3.9       The Client agrees that the foreign exchange or TL proceeds to be collected against export documents are pledged in favor of the Bank as security for repayment of these credits, and that if the prices of exported goods are not transferred to or cannot be collected by the Bank for any reason whatsoever, the Bank shall not be held liable, except for its faults or negligence, and that all costs of shipment to the place of destination of the goods covered by the export documents, and all costs and commissions to be incurred by the Bank or all costs to be charged by correspondents in relation with the collection of the documents will be for the account of the Client and paid to the Bank in cash and at once, and that if the credits are utilized against export documents, the Client will deposit at the Bank the convertible export sums in foreign currency equal to the amount of documents to be presented to the Bank, within the periods and as per the principles specified in this Agreement, and that the required documents, bills of lading, forwarder’s receipts, waybills and other shipping documents will be issued to the name of recognized and reputable correspondents of the Bank, and that the full set of their original copies will be submitted by the Client to the Bank, and that the Bank will not be liable to deliver the goods before collection of the amounts of shipping documents, and that in the event of non-payment of export sums for any reason whatsoever, the total costs incurred by the Bank will be debited to the Client’s account and a delay penalty will be applied at the rate of interest specified in this Agreement for the days until the date of actual payment.

5.4          Pre-financing Credit

If the credit opened by this Agreement is partially or fully made available for the giving of guarantees as security for the Pre-financing Credit lent directly by itself or through the Bank, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid with respect to such Pre-financing Credit:

5.4.1       The Client agrees to utilize this pre-financing credit solely for the purchase of goods and services relating to exports, export-oriented deliveries and foreign exchange generating services and activities in accordance with the use of proceeds.

5.4.2       The Client agrees in advance to utilize the Pre-financing Credit in compliance with the Law on Protection of Value of Turkish Currency and the Governmental Decree relating thereto and communiqués, circulars, directives and memoranda relating to said decree and the decree on export incentives and foreign exchange generating activities incentives and any present or future laws, decrees, regulations, communiqués, circulars and directives and other statutory legislation in this regard, and all types of amendments therein or additions thereto.

5.4.3       The Client agrees to pay the pre-financing credit, together with interest and all other costs and charges levied pursuant to the applicable laws and regulations, by utilizing the foreign currency proceeds of exports or foreign exchange generating activities, depending on the purpose of the utilization.

5.4.4       The Client agrees to fulfill the export commitments to be calculated as per the statutory legislation referred to in Article 5.4.2 above, in compliance with the principles set forth in the applicable laws, and to submit the relevant documents and information to the Bank in accordance with the same principles.

5.4.5       The Client declares, accepts and undertakes that if the aforementioned foreign exchange commitments cannot be fulfilled, it will be the responsibility of the Client to pay to the Bank immediately and at once all of the exemptions and exceptions granted in respect of the transactions or the guarantees, together with delay interests and penal interests accrued thereon, and also that all of the penalties and sanctions inflicted or to be inflicted pursuant to and under the Law on Protection of Value of Turkish Currency and other applicable laws and regulations will also be paid by the Client immediately and at once.

5.4.6       The Client agrees to pay in cash the commissions to be levied at a rate determined by the governmental authorities and/or agreed upon by the Parties hereto in quarterly instalments starting from the date of the guarantee until the termination of the liability of the Bank arising out of the guarantee to be provided by the Bank, together with expenditure taxes and other taxes, duties and funds levied, unless otherwise agreed between the Client and the Bank, and likewise, if paid by the Bank, to immediately reimburse to the Bank all types of costs and commissions to be charged by the correspondents, together with expenditure taxes levied thereon.

The amounts cited above are required to be paid in foreign exchange and the currency of the underlying guarantee. However, the Client may also make this payment in TL or a different foreign currency. In this case, the Client accepts and undertakes that the amount in TL to be collected will be determined over the Bank’s foreign exchange selling rate as of the date of the actual collection of the commissions, while the amount in foreign exchange to be collected will be determined over the Bank’s cross exchange rates applicable on the date of the actual collection of commissions.

5.4.7       The Bank is authorized to trace and audit whether or not the Client has taken the required actions with respect to the credits opened within the framework of this Agreement and whether or not the credits are utilized for the intended purposes, in accordance with the relevant decrees and communiqués.

5.5          Foreign Currency Credit for Operational Needs

If the credit opened by this Agreement is partially or fully made available as Foreign Currency Credit for operational needs other than financing of exports and investments, the Client agrees that in addition to the provisions of Article 5.3 and other relevant provisions of this Agreement, the following provisions will also be valid:

5.5.1       The Client agrees that that this credit is made available in foreign exchange to persons residing abroad and in

TL to persons residing at home pursuant to the applicable laws and regulations, but if the credit is made available in Turkish Lira, the Bank’s current foreign exchange buying rates will be applicable, and that the principal repayments and interest and commission payments with respect to such credits may be paid in foreign currency or in TL through sales of foreign currency at the Bank’s current foreign exchange selling rates.

5.5.2       If the Client wishes to make payments in a foreign currency other than the foreign currency of the credits, the Client agrees in advance to pay all types of exchange differences, parity differences, premiums and other moneys under any name whatsoever that may be required to be paid for funding the foreign currency sums owed, together with arbitrage losses and other additional payment costs.

5.5.3       The Bank is authorized to trace and audit whether or not the Client has taken the required actions with respect to the credits opened within the framework of this Agreement and whether or not the credits are utilized for the intended purposes, in accordance with the relevant decrees and communiqués.

5.5.4       If the Client provides a foreign exchange deposit account or another foreign exchange account as a security for the credits utilized hereunder, and fails to repay its debts on their due dates or upon first demand made by the Bank, the Bank will be authorized on its own initiative to purchase the foreign currency amounts in the account given as security, and to set-off the same against the outstanding debts of the Client. If the currency of the foreign exchange funds in the account given as security is different from the currency of the credit, all types of exchange differences, parity differences, courier credit interests, additional arbitrage costs and costs incurred of any type whatsoever that may be required for funding of the foreign currency sums owed shall be at the Client’s cost.

5.5.5       The Client agrees that the credit principal sum will be paid in cash and at once at the determined due date, and interest will be paid in cash and at once at the agreed times  and at the agreed rates, together with accessory debts, or otherwise the provisions of this Agreement pertaining to events of default will be applicable, and that if this type of credit is made available by the Bank’s foreign branches, the Client will comply with all legal procedures and rules envisaged in both the Turkish laws and the laws of the relevant foreign country.

5.6          Foreign Exchange Indexed Turkish Lira Credit

If the Credit opened by this Agreement is partially or fully made available as Foreign Exchange Indexed Turkish Lira Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Foreign Exchange Indexed Turkish Lira Credit:

5.6.1       If the Client utilizes a foreign exchange indexed credit, the amount of credit paid to the Client in Turkish Lira will be divided by the Bank’s current foreign exchange buying rate on the payment date, and will then be indexed to a currency agreed by the Client and the Bank, and hence, the Client will pay its debts in a foreign currency.

5.6.2       The Client agrees to pay the foreign exchange indexed credits at the end of maturity, or if the credit is repayable in installments, at the installment payment dates in the same foreign currency, or alternatively, in Turkish Lira at the Bank’s foreign exchange selling rate as at the maturity date, and that if paid in foreign currency, the payment will be posted to the Bank’s records as an equivalent sum in Turkish Lira to be calculated at the Bank’s effective buying rate on the payment date.

5.6.3       The Client will pay, as an exchange difference, an amount in Turkish Lira to be calculated by multiplying the paid principal sum or the principal portion of the paid installment by the exchange difference arising between the rates on the credit utilization date and the installment payment date, on the date of repayment of each installment in respect of transactions with a repayment plan or on the date of repayment of principal sum in respect of transactions without a repayment plan. The Client agrees and undertakes to pay RUSF and BITT amounts to be separately calculated over the “Principal Sum Exchange Differences” to be determined over the repaid principal sum on the payment dates of principal sums in the credits utilized as spot and discount, or over the principal portion of the paid installment on the installment payment dates in the credits utilized in installments (i.e. credits where principal sum, interests, commissions, RUSF, BITT and all other charges are payable in installments).

5.6.4       The Client accepts that the exchange differences in principal repayments will be collected on the basis of the dates of accrual, and that the Client will not have a right of claim for repayment of exchange differences accrued and payable by the Client and actually and finally paid by the Client on account or in cash. Accordingly, exchange rate fluctuations after the date of accrual will not be taken into consideration.

5.6.5       The Client agrees that in other foreign exchange indexed credits without a certain repayment plan, interest will be applied to the outstanding debts at a rate to be determined by the Bank in foreign currency at the end of maturity or on a quarterly basis, and that the amount of interest to be calculated with respect to the foreign exchange indexed credit amount at the aforementioned rate of interests will be paid by the Client as at the date of accrual, in its Turkish Lira equivalent sum at the Bank’s current foreign exchange selling rate on the date of accrual, together with RUSF and BITT levied thereon, and that the interests, RUSF, BITT and other moneys calculated as above will not be debited by the Bank to the Client’s credit account even if its credit account balance is sufficient.

5.6.6       Even if the Client makes the credit repayments in effective or foreign currency, as the Bank will trace the Credit Account in Turkish Lira, the probable exchange differences will be the responsibility of the Client. The Bank may claim payment of the Turkish Lira equivalent sum of the debts owed to the Bank to be calculated at the exchange rate on the due date of the debt or on the date of a lawsuit or legal proceeding pursuant to the Turkish Code of Obligations.

5.6.7       The Client agrees, declares and undertakes that, if any one of the principal sums and/or installments is not paid on the due date and/or the accrued interests is not paid on the date of accrual, all of its outstanding debts will immediately become due, and thereupon, the credits will be treated as a Turkish Lira credit as from the utilization date, and the Client will pay interests to be calculated at the current short-term commercial credit interest rate applied by the Bank on short-term TL credits, together with BITT, taxes and funds, and that if any one of the amounts calculated in accordance with one of the principles cited above is not paid and claimed from the Client, the Client will be liable to additionally pay default interests accruing at the interest rate specified in this Agreement, together with all accessory debts.

5.7          Commercial Vehicle Credit

If the credit opened by this Agreement is partially or fully made available as Motor Vehicle Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Motor Vehicle Credit:

5.7.1       The Bank will be able to make the credit available in cash by debiting the Client’s credit account or by issuing check within the framework of the Bank’s procedures or paying the credit amount to a third party based on the Debtor’s order, the Bank may apply one of these aforementioned options.

5.7.2       The Credit account will be processed not as a current account but in accordance with the Repayment Plan attached to this Agreement as an integral part thereto, and the Client shall pay in cash and at once the installment amount consisting of the principal sums, interest, fund and expenditure tax shown beside these maturities on the due dates it accepted herein.

5.7.3       The Bank will not be a party to any disputes that may arise between the Client and the seller of the vehicle/vehicles credited hereunder due to defects, non-delivery, return and similar matters, and it cannot be held liable for defective goods. The Client cannot refrain from fulfilling its obligations with respect to the credit by referencing such matters.

5.8          Working Capital Credits

If the credit opened by this Agreement is partially or fully made available as Working Capital Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Working Capital Credit:

5.8.1       The Client agrees that the credit will be utilized and allocated exclusively to working capital.

5.8.2       The Client agrees that it is obligated to and it will make the necessary effort to reduce the unit costs and prices in the enterprise, to increase and to standardize the quality of the goods it produces, to increase its sales volume, to increase its use of production capacity and the efficiency ratio and to orient production to export, and to maximize all these criteria as much as possible.

5.8.3       The Client agrees to have all raw materials and auxiliary materials, operating items, finished and semi-finished products and residues in the enterprise under insurance cover as deemed necessary by the Bank, and to transfer to the Bank existing insurance policies, if any, and also that the Bank may apply by analogy all or some of the provisions of this Agreement pertaining to Investment and Equipment Credits also to this type of working capital credits hereunder.

5.8.4       The Client agrees that, prior to credit maturity, it shall not reduce its working capital any lower than the amount to be determined by adding the credit amount to the then-current net working capital determined and declared by the Bank, that if the Bank is of the opinion that the Client needs higher working capital due to economic conditions and other reasons whatsoever it may request the Client to increase the working capital to a desired amount by way of a share capital increase, issuance of bonds or borrowing of further mid-term working capital credit, and that non-fulfillment of the same within the time period granted shall constitute a breach of this Agreement.

5.9          Gold Credit

If the credit opened by this Agreement is partially or fully made available as a Gold Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Gold Credit:

5.9.1       The Client who will utilize Gold Credit agrees that it is engaged in the business of production or trading of precious metals, that it is authorized to borrow and utilize Gold Credit in accordance with the laws of the Republic of Turkey, that it has obtained all legal permits from competent authorities to utilize such credit, and that it will submit to the Bank the original copy of the document it obtained from the relevant professional chambers showing that it is engaged in the business of production or trading of precious metals.

5.9.2       Gold Credit can be made available by physical delivery of gold within the scope of the relevant legislation, or in Turkish Lira against gold to a Client who is residing in Turkey, or in Turkish Lira or in foreign currency to a Client who is residing abroad.

5.9.3       If the Gold Credit is made available by the Bank physically, the Bank may deliver to the Client the gold items being traded in the Precious Metals Exchange, conforming to the standards specified by the applicable laws, being accepted for trading in international markets and bearing the seal of gold refineries included in the list issued by the Treasury Undersecretariat, and the gold items produced and sealed by gold refineries to be established in Turkey for production in accordance with the international standards, and holding a conformity certificate issued by the Treasury Undersecretariat, up to the credit limit. The Bank may also make available to the Client the gold items of different qualifications which may be permitted by the applicable laws in the future.

5.9.4       Gold purchase and sale prices will be freely determined by the Bank in accordance with the applicable laws and regulations.

5.9.5       Calculation of credit interests and all other credit transactions will be based on the pure gold quantity corresponding to 1,000 (one thousand) carats out of the amount of gold delivered to the Client as credits under the provisions of this Agreement.

5.9.6       Interests to be accrued over the Gold Credit Account at the rate to be determined by the Bank will be traced as gold in the said account.

5.9.7       The Client may at any time close the credit account by repaying its outstanding debts earlier in accordance with the provisions of this Agreement pertaining to early payments or by establishing a pledge over the gold in custody or over the gold deposit accounts.

5.9.8       It is essential to close the Gold Credit Account by the Client using gold. However, if the Bank agrees , the Client may repay the credit in Turkish Lira or in foreign currency as well.

5.9.9       With respect to repayment of the principal sum and interest in respect of the credits in gold, only the gold which is permitted to be utilized as credit by the laws in force on the repayment date and which is consented by the Bank for repayment shall be acceptable. Where the repayment is made in this manner, the Bank’s repurchase principles relating to security, gold repurchase standards and compliance with the applicable laws, this Agreement and commercial usage and practices shall be employed. Where the Parties have agreed on the repayment of the credit principal sum and interests in Turkish Lira or in foreign currency, the gold sales price of the Bank as at the repayment date shall be employed for the purpose of calculating the value of the gold in Turkish Lira or in foreign currency.

5.9.10     The amount of gold to be utilized by the Client as credit pursuant to the provisions of this Agreement shall be recorded in a Gold Credit Account to be opened in the books of the Bank. In accordance with the provisions of this Agreement, the gold that the Client must return and all the principal sum, interest, fund, expenditure tax and expense and fees to be paid will be debited from the current account to be opened in the name of the Client. The Client agrees that the provisions related to default interest under this Agreement shall apply if the Client does not pay the debt balance in this account on the due date.

5.10        Commercial Plus Money Credit (Commercial Overdraft Account)

If the credit opened by this Agreement is partially or fully made available as Commercial Plus Money Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions and the provisions of the Commercial Services Agreement signed or to be signed by the Client and the provisions related to Plus Money credits will also be valid for this Commercial Plus Money Credit:

5.10.1     The limit of the Commercial Plus Money Credit is determined by the Bank up to the limit specified in this Agreement.

5.10.2     the Bank will accrue interest at the Bank’s current short-term credit interest rate on the Commercial Plus Money Credit for monthly/quarterly interest periods from the credit utilization date. The date that may be determined at the beginning by taking into consideration the date of opening of the account or the date the Client can make payment shall form the basis of the accrual of interest in the following months. As long as it has a credit balance, the said Commercial Plus Money Credit Account shall function as a deposit account and the Bank’s practices applicable to other on demand commercial deposit account shall be valid.

5.10.3     If so requested by the Client with respect to this account, the Bank will send an Account Statement (extract) to the Client’s address specified in this Agreement at the end of each month, and the Client agrees to pay to the Bank in cash and at once the total sum provided in the extract comprising debt interests, funds and expenditure taxes, even if its credit limit is available. The Client agrees that the Bank may debit this total sum comprising debt interests, funds and expenditure taxes from the Client’s account if the Client’s credit limit is available and also if found acceptable by the Bank at each  such time.

5.10.4     As the account to be opened by the Bank in the name of the Client as a Commercial Plus Money Credit Account is directly linked to the Client’s on-Demand Deposit Account, the Bank shall be authorized to set off the debts due from the Client arising out of the Commercial Plus Money Credit account against the moneys deposited in the Client’s account or the remittances sent to its name, either immediately or as at the end of day, within the framework of the value provisions.

5.10.5     The Client agrees that any debts, check amounts, installment amounts, insurance premiums and all fees, commissions and charges of every kind which must be paid by the Client /will accrue either pursuant to and under all types of other agreements, letters of undertaking, requests, etc. signed and/or to be signed by the Client or pursuant to this Agreement may be collected by the Bank from it by debiting those to the Client’s Commercial Plus Money Credit Account if the balances of the Client’s deposit accounts are not sufficient. The Client agrees that, if its deposit account balances are not sufficient, its remittance orders may be executed by being debited from the Client’s Commercial Plus Money Credit Account.

5.10.6     Should the credit limit be exceeded for any reason whatsoever, the Client accepts that it is responsible also for the portion in excess of credit limit, and to pay delay interests and default interests to be accrued over the portion in excess for the days after the date of the excess, in accordance with the provisions of this Agreement pertaining to delay interests and default interests.

5.11        Installment Commercial Credit

The Client accepts that if the credit opened by this Agreement is fully or partially made available as an Installment Commercial Credit, in addition to other relevant provisions of this Agreement the following provisions will also be valid for such Installment Commercial Credit:

5.11.1     The Client, up to the credit limit agreed upon in this Agreement, hereby agrees to pay its total outstanding debts shown in the repayment plan with its installment amounts as of the installment dates.

If the Bank changes the applicable credit interest rates as specified in Article 2.6.4 above, or if the legal obligations related to the credit are changed due to legislative amendments, the outstanding debts will be paid according to the new repayment plan containing the changed interest amounts and charges, commissions, RUSF, BITT and other legal liabilities. The Client accepts that if an installment due date shown in the repayment plan falls on a Saturday, Sunday or a day accepted as a holiday, the due date of the installment will be changed to the business day prior to the holiday. The Client agrees that the Bank may change the “Repayment Plan” in line with the new calculations to be made pursuant to this Article, and the Client will pay its debts in accordance with the new “Repayment Plan”, and sending such new “Repayment Schedule” via electronic mail (e-mail) and/or SMS through a mobile phone will be sufficient for a proper delivery by the Bank.

5.11.2     the Client accepts that the Bank shall be entitled to collect the installment amounts from the Client’s accounts on the due dates and to debit the collection amounts from the Client’s accounts, and that payment of any of the installments will not be deemed  the payment of any previous installments and interest.

5.11.3     If the Client requests the Installment Commercial Credit to utilize it for the acquisition of an immovable asset, the credit amount will be fully used for the purchase of the immovable asset, and if the credit amount is used for a purpose other than the purchase of that immovable, the Client will pay all legal liabilities that may accrue due in respect of such credit transaction such as all types of interest, tax differences, imposts, duties, premiums, funds, together with delay interests and penalties, and the Client also accepts that the Bank will be entitled to determine the state of the immovable asset, to inspect it or to make an appraisal or to authorize others to make an appraisal of the immovable asset, each year or at any time determined by the Bank, and to request new security which may be considered appropriate in terms of value and qualification, of a value recalculated according to the Bank’s own methodology. The Credit may either be paid to the Client in cash or may be provided to the Client by being fully paid in cash to the seller upon instruction of the Client, if the Bank agrees to pay the seller of the immovable asset. In such a case, the Client shall be fully responsible for the repayments of the credit, and the Bank will assume no liability for any disputes that may arise between the Client and the seller regarding the purchased property.

5.11.4     If the Client utilizes such credit on a foreign credit indexed basis, the Client agrees to make the repayments in foreign currency as shown in the “Repayment Plan” or in Turkish Lira which will be calculated at the Bank’s foreign exchange selling rate as at the date of repayment, and the Client, in addition to the installment amounts, also agrees to pay immediately the RUSF and BITT amounts to be calculated at the exchange difference on the principal amount to be accrued on the installment dates.

5.11.5     The Client agrees that, if the Client repays the aggregate credit amount or one or more installment amounts before its due date, the application of an interest discount or acceptance of the prepayment will be at the Bank’s sole discretion; the Client also undertakes to pay a prepayment commission of 3% for all principal repayments which are not in line with the agreed repayment plan, to be calculated by the Bank at break costs and aggregate amount of the credit allocated or to be allocated (the principal amount, interest, commission and costs) to the Client.

5.11.6     If the Client intends to make a partial payment with respect to the due installment amounts, the Client agrees that the acceptance of such payment will not preclude the Bank from using its rights arising from this Agreement, and in spite of such partial payment, the acceleration event will remain binding on the Client, and the acceptance of a partial payment by the Bank after the occurrence of such acceleration event will not be construed as a renewal or deferral of the debts, and collection of a partial payment by the Bank will be deemed a payment to be deducted from to the Bank’s due receivables, and the Bank reserves its rights to take legal action for its due receivables.

5.11.7     The Client agrees that if the credit is utilized for the purchase of a good or a service, the persons or entities selling the goods or providing the services shall be solely responsible for the defects to such goods or services, the non-delivery and the return of goods, the deficiency in services and for similar other cases, and the Bank shall in no case be held liable.

5.11.8     If the Client fails to pay any one of the installments on the due date thereof, the entire remaining principal amount (owed to the Bank) will immediately become due and in such a case the default provisions of this Agreement will be applicable.

5.12        Investment and Equipment Credits

If the credit opened by this Agreement is partially or fully made available as an Investment and Equipment Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Investment and Equipment Credit:

5.12.1     The Client agrees to utilize the credit for the procurement of goods or services that are to be financed and funded for the ventures the Client intends to establish or expand or renew, and are defined and specified in the feasibility report, designs and drawings, investment incentives certificate, construction plan, bill of materials or other documents that may be requested by the Bank and a valid copy of which will be delivered to the Bank.

5.12.2     The Client agrees that it shall provide a detailed list of machines, equipment and installations issued according to the exact design of the plant and if a change in quantity or quality thereof is required, it shall obtain the Bank’s consent; the Client agrees not to transfer and assign to, or pledge in favor of, third parties any one of the personal or real properties, machinery, equipment and installations used in the project and not to establish any operational pledges thereon in favor of third parties and not to rent it or loan it and not to move it to another location without the prior consent of the Bank, as all these items are included in the securities of the Bank.

5.12.3     If the subject matter of the Investment and Equipment Credit is a construction activity, the Client agrees that the construction specification will be in compliance with the technical requirements of the Ministry of Public Works and the construction will be performed without any delay and in line with the construction schedule it will provide to the Bank before commencing the construction works, and that if a change is required during construction, the Bank’s approval will be obtained by explaining the reasons and providing the preparatory documents, bills of materials and designs, and that the construction conditions extend to all construction included in the project even if it is not funded by the Bank’s credit or other resources, that in cases of narrowing, expansion or change or additions to the project the Bank will be duly notified for approval purposes, and that the occurrence of any kind of event which may prevent or delay the project will be immediately notified to the Bank without delay, and that the Client will be liable to take out any insurance covers deemed necessary by the Bank with respect to this Investment and Equipment Credit, also including the construction stage of the project.

5.12.4     The Client agrees to maintain its accounting records based on established principles in such a manner as to clearly indicate the use of the goods and services to be purchased for the project and financed under this Agreement, as well as the progress of the project, and the operations and financial standing of the relevant company, and to provide the Bank completely with all types of information that may be requested by the Bank with respect to the project, the goods and services purchased with the credits, the financial condition, management, administration and operations of the company, and in general to satisfy any demands of the Bank with respect to investment, and at all times to keep all types of project-related properties, sites, construction works, operating accounts, records and related information and documents available and open for inspection and audit by the Bank, and that in connection with these audits the Bank may at all times freely visit the plants and premises, offices, warehouses and all types of annexes, and directly inspect, supervise and monitor through its designees the equipment, operations and activities in connection therewith.

5.12.5     The Client agrees to execute the project related to the credit with maximum care and diligence, and to act as a prudent merchant by acting in strict and full compliance with the efficiency criteria and administrative, technical and financial principles, and to procure maintenance and repair services for any project-related machinery and equipment, tools and instruments in accordance with the engineering principles and procedures, and to employ required specialists and experts during the establishment and operation of the plant being the subject of the credit.

5.12.6     The Client agrees to perform all types of financial and non-financial commitments arising out of the project-specific Contracts to be signed for project finance and investment credit purposes.

5.13        Letters of Guarantee and External Guarantee Credits

If the credit opened by this Agreement is partially or fully made available as  Letters of Guarantee and External Guarantee Credit, the Client agrees that in addition to other relevant provisions of this Agreement, the following provisions will also be valid for such Letters of Guarantee and External Guarantee Credit:

5.13.1     The Client shall, at each request, provide to the Bank the letter of guarantee or external guarantee request in writing or verbally, together with the requested texts and other required information and documents, and the Bank shall deliver to the Client the letter of guarantee it has issued in temporary, advance, firm, private or official forms in accordance with conditions it deems appropriate and the

ICC 458, Turkish Laws or International Laws against the delivery certificate. The Client’s liability for letters of guarantee shall commence from the request date and the Client shall have the sole obligation and liability for delivery of the letter of guarantee to the addressee. If the letter of guarantee payable in foreign currency issued by the Bank is a standby letter of credit, such letter of credit shall be subject to the uniform rules and provisions of MTO 600 and 590 and practices that may supersede the same, as well as the provisions related to Letters of Credit under this Agreement.

5.13.2     The Client shall pay in cash in quarterly instalments, or in March, June, September and December, the commission and its expenditure tax and other duties charges to the Bank, charges and expenses at the rate determined by competent authorities and/or agreed by the parties, any expense and commission and its expenditure tax to be accrued by the correspondent due to the letter of guarantee and counter-guarantees to be issued by the Bank for a period until its liability ends as explained below.

5.13.3     In case of any change in financial conditions and an increase in the Bank’s costs with respect to the establishment and maintenance of credit, the Bank may change the commission rates by announcing or notifying such change 1 day in advance. The new commission rate shall become valid also for letters which have not been returned as at the announcement and notification date.

5.13.4     If a letter of guarantee is issued in favor of the Client from limits of other banks, other than the Bank’s commission, the Client agrees that it shall also pay to the Bank the commission and expenditure tax that the Bank shall pay to the other banks. The Client cannot request a return of the commission and expenditure taxes to be accrued and collected in cash by the Bank or debited from the Client’s account at the beginning of each period, or the related letters of guarantee or counter-guarantees claiming that they were returned and cancelled prior to the expiry of that period.

5.13.5     the Client is liable for the amounts under the letter of guarantee and counter-guarantee that it will receive from the Bank upon its request, and commissions and all legal and financial results arising therefrom, until the Bank’s payment liability ends due to the addressee’s cancellation or return of the letter by releasing the Bank in writing, or delivery of a final court decision regarding the cancellation of the letter or counter-guarantee to the Bank.

5.13.6     The Client is liable to the Bank and its correspondents for all results that will arise due to the Bank’s failure to pay the amounts it has guaranteed on time due to the instructions given or legal measures taken by the Client.

5.13.7     If the Bank issues a letter of guarantee with respect to a private foreign credit that the Client has borrowed externally, and if the letter of guarantee also contains a security to pay the interests and that a net certain amount of interests is undertaken to be paid abroad, the Client agrees to deposit the tax and other expenses required by the legislation for transfer of such amount to the relevant tax office 15 days prior to the transfer date and to submit the receipts in respect thereof, or otherwise the Bank is authorized to deposit these amounts on behalf of the Client and apply to TCB and to collect them immediately together with the interest thereon.

5.13.8     If a foreign currency letter of guarantee or counter-guarantee is issued, the Client agrees that the commission that the Bank will charge shall essentially be paid in the same currency, but if the Client wishes to pay the same in Turkish Lira, the current foreign exchange selling rate announced by the Bank on the payment date shall be applicable and also in respect of the payment of the letters of guarantee the Bank’s current foreign exchange selling rate as at the transfer date shall be applicable.

5.13.9     The Client will immediately pay to the Bank all monies which become due and payable as exchange differences, parity differences, premiums, surcharges and/or under any other names whatsoever, as well as the courier credit interests and taxes to be accrued by the correspondents in respect of the fund transfers effected by using a courier credit, and arbitrage losses in connection therewith.

5.13.10 If the Turkish Lira equivalent sum of foreign currency amounts of letters of guarantee and counter-guarantees exceeds the credit limit stipulated in this Agreement due to fluctuations in foreign exchange rates, and the existing guarantees are inadequate, the Client agrees to immediately sign an additional agreement for the portion in excess, or deposit such difference in a non-interest-bearing blocked account, or provide new security.

5.13.11 The Client agrees that if the Bank is requested to pay in full or in part for any reason whatsoever the amount of any one of the letters of guarantee or counter-guarantees to be issued in reliance upon this Agreement, as a requirement of the legal theory relating to letters of guarantee and counter-guarantees, the Bank shall be obligated and authorized to pay the amounts thereof without the Client’s consent or giving prior notice or notification to the Client or regardless of any pleas or arguments or objections by the Client and irrespective of the outcomes of such pleas, arguments or objections. If this payment is made in a foreign currency, the Client accepts that both the amount paid by the Bank in foreign currency and the corresponding costs (interests, taxes and others) relating to this payment, and differences arising out of changes or fluctuations in exchange rates until the foreign currency funds are actually sold or transferred abroad, and all damages and losses that may arise out of the exchange (arbitrage) of foreign currency upon change of the currency thereof will all be at  the cost and for the account of the Client, and accordingly, the amounts in TL and/or foreign exchange corresponding to these cost items will be debited by the Bank from the Client’s account.

5.13.12 The Client agrees and undertakes to utilize and settle a foreign currency credit procured or mediated by the Bank or a foreign currency credit procured by the Client from abroad against a counter-guarantee to be issued by the Bank in favor of the Client, in compliance with the Law on Protection of Value of Turkish Currency, or associated present and future regulations, decrees, communiqués, circulars, directives and other statutory instruments, and in the case of any change in the said laws and regulations, to comply with the amended provisions, and likewise, to send all types of notices and notifications required by the applicable laws, and to obtain all required licenses from governmental authorities.

If it is determined in the future that the foreign currency credit borrowed by the Client is not utilized and/or the required conditions are not satisfied in accordance with the applicable laws and regulations, and/or the relevant laws and regulations are changed in the future, the Client declares, agrees and undertakes in advance to pay the resulting taxes (Stamp Tax, BITT and other taxes), duties, funds, RUSF and other financial and legal liabilities that may be levied and accrued thereon, together with delay interests and default interests related thereto.

If the Bank makes such non-cash credit available in foreign currency or assumes foreign currency obligations and commitments due to letters of guarantee, counter-guarantees, sureties issued or given in favor of the Client (even if the said letter of credit agreement is issued in Turkish Lira), the Client agrees to pay all of its debts and obligations in the guaranteed foreign currency, but nevertheless, if accepted by the Bank, the Client’s liabilities shall be converted into Turkish Lira at the foreign exchange selling rate determined by the Bank (or, if the foreign exchange selling rate is determined by the Turkish Central Bank, then by the Turkish Central Bank) as at the payment date.

5.13.13 The Client agrees that upon request of the Client, the Bank may make this credit available by ensuring that a foreign letter of guarantee is issued in favor of the Client, or by issuing a counter-guarantee to the Bank’s correspondents or other entities for crediting purposes, and in that case, the liability of the parties to this Agreement (including any guarantor or guarantors) will remain in effect and in force also in the case of issuance of a counter-guarantee by the Bank, just like the letters of guarantee and the surety letters, and that the Bank will not be obligated to accept any claims for extension, amendment or transfer of the letters of guarantee, counter-guarantees, sureties or other commitments to be given in favor of the Client pursuant to this Agreement, but nevertheless, if the Bank accepts and satisfies such requests, all of the results and liabilities in connection therewith will be the responsibility of the Client. Save for its own faults and negligence, the Bank will not be held liable for any faults or mistakes of other banks and correspondents in these processes, or mistakes in, loss of, misdirection of or misinterpretation and misunderstanding of or delays of the relevant letters and cables.

5.13.14 With respect to the letters of guarantee issued in favor of the Client and submitted to customs directorates and/or other private or public entities or authorities for final importation or temporary importation, postponement of taxes or splitting of taxes into installments and similar other purposes in accordance with the provisions of the applicable laws and in reliance upon the provisions of this Agreement, if the amount for which a payment guarantee is given by the Bank, and in addition to that amount, taxes deferred (or not collected) in relation to the letters of guarantee exceed the letter of guarantee limit, and the associated postponement (or delay) interests accrued for the years beginning on the date of accrual according to Article 48 of the Law on Procedures of Collection of Public Receivables no. 6183, and likewise, their associated default interests and additions shall be calculated at 50% or a higher percentage, and all types of accessory debts relating thereto are paid by the Bank to the customs directorate, the Client agrees and undertakes to reimburse these amounts to the Bank immediately and at once.

5.13.15 The Client agrees that the Bank shall be authorized to accept transfers to third parties, changes of addressees through transfer, or assignments through the assignment of receivables of the present or future letters of guarantee, counter-guarantees or other types of guarantees issued by the Bank or other guarantees to be given pursuant to the foreign laws and the ICC 458 brochure and practices superseding them, and to put the phrase “transferable” on letters of guarantee, counter-guarantees or other guarantees to be issued by the Bank. In the event of transfer or assignment, the assignees will be entitled to claim from the Bank the amount of such letters of guarantee, counter-guarantees or other types of guarantees, and the Bank shall be authorized to pay the same upon the first demand of being made by the assignees. In case of transfer or assignment, all of the liabilities of the Client arising out of this Agreement will remain in full force and effect.

5.13.16 The Client declares, agrees and undertakes to reimburse the Bank immediately on the payment date the amounts which the Bank had to pay upon a claim of payment of the letter of guarantee, due to the letter of guarantee credit made available to the Client.

The Client also accepts that in case of its failure to provide a reimbursement on the payment date, the Bank’s receivables will automatically convert into cash credit and become due and payable, the Client will be liable to pay the said amounts, together with a default interest to be calculated at the rate specified in this Agreement as would be applicable had the Bank made a cash credit available to the Client for the days from the payment date of the letter of guarantee until the date of full settlement of the debts owed to the Bank, and also together with Bank and Insurance Transactions Tax and other taxes, duties and funds levied thereon, and that if the Bank makes available to the Client only a letter of guarantee credit, the outstanding debts of the Client will be subject to a default interest to be computed at the Bank’s highest credit interest rate applied to short-term credits as at the date of payment, plus 100% of the said rate, for the days until the date of full settlement of the debts owed to the Bank, together with a Resource Utilization Support Fund withholding in relation therewith.

5.14        Letter of Credit

5.14.1     If the Client utilizes the credit made or to be made available in favor of it in reliance upon this Agreement fully or partially by having a letter of credit opened by the Bank through its domestic and foreign banks and correspondents either in the name of the Client as the buyer or in the name of a third party as a trustee thereof, the Client acknowledges that the following provisions of this Agreement and the “Uniform Practices for Documentary Credits (Letters of Credit)” no. 600 published by the International Chamber of Commerce, and any future revisions thereto, or new “Uniform Practices and Usage and Customs” that may supersede them shall be applicable. A new proposal will be presented for each letter of credit to be opened, extended or the conditions of which will be changed, and the proposal will contain the letter of credit conditions, amount, beneficiary, place, expiry date and other relevant details as well as the information that may be requested by the Bank. The Bank will be entirely free to accept or refuse these proposals. If consent is given for opening of a new letter of credit upon  receipt of such proposal, the Client agrees that the provisions of this Agreement will be applicable, and that the Bank shall have the right to charge commission at the same rate also in case of extension or transfer of the letter of credit. The Client further agrees and undertakes to perform all types of its obligations and pay all of the costs pertaining to the extension of the letter of credit, and that the Bank shall not bear any responsibility with regard to such extension, and that all liabilities and transportation expenses required for the letters of credit shall be for  the Client’s account. The Client further declares and accepts that the Bank will be authorized to cancel the letter of credit at each stage of the letter of credit process without  prior notice relating thereto.

5.14.2     The letter of credit sum shall be paid against delivery to the correspondent of the shipping documents listed in the proposal to be given by the Client in reliance upon this Agreement. The Bank is not obligated to inspect or cause others to inspect the goods covered by the said shipping documents. The Bank shall have no liability to the Client or third parties due to forged documents or alterations thereto, or general or special reservations, conditions or annotations on the documents, or with respect to the documents being improper, or their format, adequacy or scope, or measures, quantity, kind, value or packaging of the goods, or discrepancies between the measures and descriptions given in the documents to be submitted for payment of the letter of credit amount, or situation, defects, faults or deficiencies of the goods, or failure of the seller to comply with the conditions stipulated in the purchase order given by the Client to the seller, or malicious acts or negligence of the shipper or third parties, or solvency of insurers. The Bank will assume no liability in connection with any disputes between the Client and the seller, shipper or third parties. Accordingly, the Client agrees and undertakes to pay immediately upon first demand made by the Bank all damages or losses that may be incurred by the Bank because of payments made by the Bank or its correspondents against the shipping documents representing the goods.

5.14.3     The bills of lading, waybills, forwarder’s receipts, insurance policies and other documents deemed necessary by the Bank, representing the commodities to be imported by using the letter of credit, will be issued to the name of or endorsed or assigned to the Bank. Issuance of these shipping documents to the name of the Bank or endorsement or assignment of them to the Bank is only for the purpose of collateralization, and hence all rights granted to the Bank in this Agreement with regard to security interests and guarantees are applicable also for the letter of credit goods.

5.14.4     The letter of credit amounts will be remitted by the Bank. The Client agrees and undertakes to keep available and ready in the letter of credit account opened in the Bank in the name of the Client as of the time of remittance both the letter of credit amounts and all types of interest, commissions and charges required to be paid by the Bank, and, if needed, such other additions as premiums etc., or otherwise, the total sum of the letter of credit amounts and all other moneys paid by the Bank shall automatically convert into a cash credit in the form of an advance credit against the import documents in the currency of the letter of credit to the extent permitted by the applicable laws, and accordingly, the Client will be liable to pay such amounts, together with interest to be applied at the then-current default interest rate of the Bank for commercial credit for the days from the date the credit is extended until the date of repayment by the Client, together with advance commissions applied by the Bank on commercial credits and taxes, funds and duties charged thereon. The Client accepts that the Bank’s then-valid foreign exchange rates will be applicable at all stages of the letter of credit. Any debts of the Client arising out of the exchange differences will be immediately paid by the Client to the Bank.

5.14.5     The Client agrees and undertakes to comply with all applicable present and future regulations and laws pertaining to letters of credit, and to conduct and complete all of the required actions in relation therewith. All of the required submissions will be obtained by the Client and submitted to the Bank, and all transactions and procedures required by  governmental authorities and bodies will be followed and completed by the Client.

5.14.6     As the Client is personally obligated to follow and monitor the opening, extension, cancellation and other processes relating to the letters of credit, if the Client fails to perform any of its obligations in a timely manner for any reason whatsoever, the Client will not have a right of claim against the Bank for any damages and losses alleged to have arisen out of any changes to foreign currency exchange rates and values. The Client further agrees and undertakes to indemnify and hold the Bank harmless from all types of damages and losses the Bank may incur as a result of the Client’s failure to perform its obligations pertaining to letters of credit and imports.

5.14.7     The Client agrees and undertakes to pay the commissions and other charges to be calculated at the rates and/or in the amounts to be mutually agreed with the Bank for the letters of credit hereunder as at the dates and periods to be agreed, and in the case of a delay to its payment, to pay both such amounts and a default interest and other charges to be calculated at the then-current default interest rate of the Bank applied to commercial credits, and in the case of an extension or transfer of the letters of credit, to pay commission for each extension or transfer at the rates to be determined by the Bank.

5.14.8     The Client undertakes to receive the Letter of Credit documents from the Bank by fully repaying all debts arising out of the letter of credit immediately upon the first demand being made by the Bank, whether the documents and/or goods have arrived or not, upon receipt by the Bank of a payment notice sent by the correspondent who will make the payment against submission of conforming documents. Other than these documents, the Client will not be entitled to request submission of any payment receipt or any other document.

5.14.9     The Bank shall have of retention on the payments to be made in the name and account of the Client and on the documents and goods covered by the letter of credit, and shall also have a right of pledge over such documents and goods. Provided, however, that such rights of the Bank shall in no event relieve the Bank from its obligation and covenant to pay all debts and obligations assumed by the Client pursuant to this Agreement upon delivery by the correspondent to the Bank of the documents used for transfer of title on the letter of credit goods, or upon suspension of the credit by the Bank.

5.14.10 If an injunctive relief order is obtained for any reason or motive in order to prevent the performance of obligations assumed with respect to a counter-guarantee issued by the Bank in favor of the Client, the Bank shall be authorized to pay the amount of the said counter-guarantee upon a written payment request at any time during the continuance or after the removal of the injunctive relief order, and shall also be authorized to suspend the term of the loan during such time, whereupon the Client’s liability will remain in force and effect, and in addition, the Client agrees and undertakes to separately pay immediately upon demand made by  the Bank the default interest that may be paid by the Bank for the days from the date of payment until the actual payment date, together with taxes, duties, funds and charges relating thereto.

5.14.11 The Bank may never be held liable for any failure of the transfer or sales of foreign currency funds or for delays or difficulties in their transfer or sales.

5.14.12 As security for the letters of credit requested to be opened by the Bank, the Client hereby agrees that an amount requested by the Bank will be transferred from the Client’s current account held with the Bank to a blocked account as security for the present and future, overdue and undue debts and obligations of the Client towards the Bank with regard to the letter of credit, and such amount transferred will be deemed to have been pledged in favor of the Bank, and that as long as the Client owes any present and future, overdue and undue debts and obligations to the Bank with regard to the letter of credit, the Client shall keep the said money in a blocked account held with the Bank, and that the Bank will without giving any notice or commencing any legal proceedings be authorized to set off the monies pledged and blocked as above against the overdue and payable debts of the Client and will be authorized to use its rights at any time deemed fit. The Bank shall keep the said moneys in a non-interest-bearing account for deduction from the future debts of the Client. In addition to the amount blocked as above at the beginning, if it deems necessary, the Bank may further request the Client to increase the blocked amount or to give additional guarantees under this Agreement.

5.14.13 If the Client fails to perform any of its obligations hereunder, without prejudice to other rights and privileges of the Bank arising out of this Agreement, the Bank shall have the right to sell the letter of credit goods either through private placement in the market or on site or in foreign countries or through an authorized broker or by public auction. However, the Bank shall in no event be obligated to exercise such right of sale, and may accordingly not be held responsible or liable for its failure or delay to such sale or for the postponement of such sale. Even if not sold as above, the Bank’s rights and interests on the documents and goods will nevertheless remain in force, and the Bank shall have the right to store or cause others store the goods in a warehouse at its sole option. The Bank may enforce such rights either directly or indirectly via its correspondents or third parties. Even if the goods cannot be imported into Turkey, the Bank cannot be held liable, and the Bank shall on its own initiative be entitled to sell these goods abroad under the responsibility of the Client. If the Bank obtains a sales order from a competent court or execution office for the letter of credit goods, the Bank may have these goods sold at any time in accordance with the provisions of this Agreement.

5.14.14 If the end of the time period specified for shipment or for delivery of documents to the Bank’s correspondent coincides with an official holiday, the Client will not object to the counting of the first business day following the holiday as part of that time period.

5.14.15 Save for any fault or negligence attributable to the Bank, the Client agrees that the Bank disclaims any kind of responsibility or liability for loss and/or delay of any message, letter or document sent hereunder, or for delay, distortion or other defects in any cable letter, telex, facsimile, swift, electronic mail or similar other means of communication, or for translation and/or interpretation of technical terms and expressions, and that the Bank retains its right to transmit the letter of credit without any translation.

5.14.16 Even in the case of mandatory clearance of the letter of credit goods by the Bank from customs, the Bank shall have the right of pledge over the goods. The Client hereby accepts that the clause of this Agreement pertaining to insurance will apply to the Bank also for the letter of credit goods.

5.14.17 The damages and losses, deterioration, theft or similar events occurring with respect to the letter of credit goods in transit or in customs and transit warehouses or during loading, unloading or shipment shall be the responsibility of the Client and at the sole cost of  the Client, and the Bank shall have no responsibility or liability in connection therewith.

5.14.18 All types of taxes, duties, funds and other charges required to be paid for the letters of credit shall be at  the cost of the Client. Furthermore, warehouse rents, expert or surveyor fees, insurance costs and all other expenses and taxes as well as taxes and indemnities arising out of penalties which may be required to be paid due to the retention of the goods in customs or other warehouses shall also be paid by the Client immediately and at once.

5.14.19 The Bank will, in its sole discretion, be authorized to carry out all types of letter of credit transactions in the name of the Client and to clear the letter of credit goods from customs in the name of and in proxy to the Client. However, the Bank will in no case and by no means be obligated or liable to clear the goods from customs, nor will the Bank be held liable to the Client due to its acting for and on behalf of the Client in such circumstances.

5.14.20 The letters of credit and the goods covered thereby cannot be transferred and assigned to third parties without the prior written consent of the Bank. Even in the case of transfer and assignment of the letter of credit to third parties with the prior written consent of the Bank, the Client will be held jointly and severally liable to the Bank for all types of present and future debts arising out of or in connection with the letter of credit.

5.14.21 If the Bank is obligated to sell foreign currencies beyond the time period specified by the relevant laws for any reason whatsoever, the exchange rate as at the date of the sales of foreign currency may be applied to the Client. The Client agrees and undertakes to reimburse to the Bank immediately upon first demand of the Bank all of the interests, costs and commissions paid or to be paid by the Bank to its correspondents with respect to the letters of credit, and that if courier credits held with foreign correspondents are used in payment of the letter of credit amount out of the Bank’s foreign exchange position, the interests and costs of every kind pertaining thereto will also be payable by the Client and will be reimbursed to the Bank promptly upon its first demand, and that the exchange rate applicable to interest, costs and commissions will be the exchange rate as at the date of sales of foreign currency funds, and the Client will pay an appropriate amount of money against such cost items upon a demand of the Bank. Should the correspondents refuse to make payments due to reservations or other reasons, promptly upon removal of the reservations by the Client or upon elimination of other reasons preventing the payment, the Bank will give a payment order to its correspondent, whereupon the Bank’s foreign exchange selling rate as at the date of the payment order or two business days thereafter shall be valid and applicable.

5.15        Non-Cash Import Credit

5.15.1     If the Bank agrees to make this credit available fully or partially as a non-cash import credit, the Client agrees in advance that the following terms and conditions will be applicable thereon, and that the clauses pertaining to letter of credit shall, unless contrary to its nature, be valid also for  non-cash import credits.

5.15.2     Under this credit, the Client will deliver a proposal for the opening of each letter of credit, and as the Bank will give a guarantee to its correspondent for each letter of credit to be opened hereunder, the Client shall be liable to pay a guarantee commission to the Bank for the letter of credit whether the price of the imported goods is thus funded or not. The amount of this commission shall be determined by the Bank.

5.15.3     The Bank may fully or partially collect the equivalents (i.e., Turkish Lira amounts reflecting the price of goods) of the foreign currency funds covered by each letter of proposal for the opening of a letter of credit, which will then be subject to the following principles. The Bank will not apply interest to the account into which the Turkish Lira amounts are collected by the Bank against the transfer or sales of foreign currency funds are deposited by the Bank.

5.15.4     The Client accepts in advance that the extension of a non-cash import credit to the Client hereunder shall be subject to the payment of the costs and cash collateral to the Bank in advance fully or partially.

5.15.5.    The Client agrees that the Bank shall be authorized to cancel the letter of credit at each stage of the letter of credit process without giving prior notice.

5.15.6     With respect to the letters of credit opened within the frame of such non-cash import credits, the Client hereby agrees and undertakes to settle the credit account by paying to the Bank the TL equivalent sums, calculated at the Bank’s foreign exchange selling rate as at one of the days within the time period specified in the applicable laws and starting from the date of debiting, of the foreign exchange amount debited to the Bank’s correspondent accounts upon first demand of the Bank and whether the documents and/or goods have already arrived or not upon receipt by the Bank of a payment notice from the correspondent making the payment against submission of conforming shipping documents and upon submission by the exporter (beneficiary of letter of credit) of a document representing the letter of credit goods. Should the Client fail to pay the letter of credit amount by the end of the said period, the Client agrees and undertakes to pay default interest with respect to the days starting from the date of debiting, and also that for the purpose of the issuance of a foreign currency sales certificate, the said account will be settled and closed out of its credit against import documents account or its other accounts, and the fund transfers required for these transactions will be effected, and in such fund transfers, the interests will begin accruing as of the date of debiting of the Bank’s accounts by the Bank’s correspondents.

5.15.7     If a written indemnification letter is delivered to the Bank during the provisional injunction period or following the release of the provisional injunction that is obtained to ensure, for any reason, the satisfaction of the obligations in relation to the counter guarantee granted in favor of the Client, the Client declares, agrees and undertakes that the Bank is authorized to make such payment, together with deeming the term of the loan as suspended during such period; the liability will continue as it is, furthermore, to pay immediately upon request by the Bank; all delay interests, taxes, fund, fees and expenses paid by the Bank with respect to the days between the indemnification claim date and the actual indemnification date.

5.16        Endorsement-Acceptance Credits and Deferred Letter of Credits

If the credit extended by this Agreement is fully or partially made available as Endorsement-Acceptance Credit or a Deferred Letter of Credit, it is hereby accepted by the Client that in addition to other relevant provisions of this Agreement, the following provisions and the provisions of the Uniform Practices brochures no. 600 and 522 of ICC, and other usage and practices superseding them, will also apply to such Endorsement-Acceptance Credit or a Deferred Letter of Credit:

5.16.1     With respect to all transactions relating to Endorsement - Acceptance Credit or a Deferred Letter of Credit that the Bank made available to the Client, the

Client agrees and undertakes to comply with the Law on Protection of Value of Turkish Currency, or associated present and future regulations, decrees, communiqués, circulars, directives and other statutory instruments, and other provisions that supersede and/or may supersede them, or otherwise, the Client will bear all responsibilities in connection therewith.

15.6.2     The credit may be utilized for the opening of a deferred letter of credit by the Bank for the payment of the prices of goods shipped from abroad and/or domestic departure locations, and/or for endorsement by the Bank of the drafts (bills of exchange) drawn by the exporters or local suppliers on the Client and accepted by the Client, and/or for endorsement by the correspondent of the drafts drawn by the Client, pursuant to and upon instructions of the Bank. Likewise, with regard to such types of imports and/or purchases of goods from domestic sources, the credit may also be utilized for acceptance or endorsement by the Bank or by the correspondent pursuant to and upon instructions given by the Bank of drafts (bills of exchange) drawn directly by the Bank or its correspondents.

5.16.3     The Client agrees to inform the Bank  each time by  letter about the deferred letters of credit requested to be opened and/or extended, as well as the drawer of policies requested to be endorsed or accepted, and their foreign currency and maturity, and to deliver to the Bank the policies requested to be endorsed, and if the import is effected against goods, the relevant invoice and Customs Declaration, and original copy of the related insurance policy, and other documents that may be required.

5.16.4     The Client agrees and undertakes to reimburse the Bank at the time of payment by the Bank with respect to both the interests, commissions and costs payable by the Bank to its correspondent, and all types of other interests, commissions, funds, taxes and similar other costs to be accrued thereon. Furthermore, the Client agrees to deposit at the Bank a cash sum for crediting to a blocked account, being either the sum in foreign currency or the Turkish Lira equivalent sum of the policy amount or the letter of credit amount to be calculated over the current foreign exchange selling rate as at the time of payment, at a period of time prior to the payment date of the policy or the letter of credit, as will be determined by the Bank, or in any case, at least ten days prior thereto. Should the Client fail to reimburse the Bank on the date of payment by the Bank of both the draft amount or the letter of credit amount and all interest, commissions, funds, taxes and similar other costs payable to the correspondent, the Client hereby acknowledges that such amounts will be automatically converted into a cash credit paid by the Bank in advance in the currency of the letter of credit to the extent permitted by the applicable laws, and that they will be paid by the Client, together with default interests to be calculated over the default interest rate applied by the Bank on commercial credits for the days from the date the credit is made available until the date of repayment by the Client, and also together with the advance commissions and other taxes, funds and charges applied by the Bank on commercial credits.

5.16.5     All of the Turkish Lira differences and losses which may directly or indirectly arise out of the fluctuations and changes to the foreign exchange selling rates or the exchange of two foreign currencies at any time until actual transfer of the foreign exchange funds covered by the drafts (bills of exchange) endorsed by the Bank or accepted by the correspondents and by the deferred letters of credit opened by the Bank, and the expenditure taxes, stamp taxes and other taxes, funds and duties and penalties and fines associated thereto, and in short, all kinds of costs relating to this credit facility are for the account of the Client. Furthermore, if the fund transfer is realized after the maturity of the policy or after the payment date of the letter of credit for any reason whatsoever, the Client agrees to pay to the Bank the delay interests that may be accrued and requested by the drawer either in foreign currency or in TL at the Bank’s foreign exchange selling rate as at the transfer date.

5.16.6     If the import cannot be performed or the fund transfer cannot be effected for any reason whatsoever, the Client will bear and assume all types of debts and obligations that may arise out of or in connection with the policies endorsed by the Bank or accepted by its correspondents and the deferred letters of credit opened by the Bank.

5.16.7     If an injunctive relief order is obtained for any reason or motive in order to prevent the performance of obligations assumed with respect to a counter-guarantee issued by the Bank in favor of the Client, the Bank shall be authorized to pay the amount of the said counter-guarantee upon a written payment request at any time during the continuance or after the removal of the injunctive relief order, and shall also be authorized to deeming the term of the loan as suspended during such period during such time, whereupon the Client’s liability will remain in force and effect, and in addition, the Client agrees and undertakes to separately pay immediately upon demand of the Bank the default interests that may be paid by the Bank for the days from the date of payment until the actual payment date, together with taxes, duties, funds and charges relating thereto.

1.5.6.8    With respect to the policies endorsed by the Bank or accepted by its correspondents and the deferred letters of credit opened by the Bank, the Client hereby agrees and undertakes to pay to the Bank in cash and in advance the commissions to be accrued at a rate or an amount to be determined for each quarterly period from the date of the transaction until the date of payment and release of the draft, and the expenditure taxes to be levied thereon, and in the case of a delay in payments, to pay not only the said moneys, but also a default interest to be calculated at the default interest rate applied by the Bank to commercial credits for the days from the original payment date of the said amounts until the date of actual payment by the Client, and the taxes to be levied thereon. The commissions applied and accrued by the Bank as above will in no event be refunded to the Client. The endorsement and acceptance commissions to be accrued pursuant to this paragraph are, if the transaction is based on a letter of credit or is against goods, excluded from the commissions to be charged separately by the Bank for the transactions of the types referred above.

5.16.9     The Bank shall be authorized to clear from customs in advance in the name of the Client all of the goods imported in the name of the Client and financed by this credit, and shall be free to use or not to use this power. As the Bank acts for and on behalf of and as proxy to the Client, the Bank shall have no liability or responsibility towards the Client, and shall have a right of pledge over the goods cleared from customs, but will in no event be obligated to clear the goods from customs.

5.16.10 With respect to imports by a letter of credit, if the Client utilizes this credit fully or partially within the framework of and through import letters of credit to be opened hereunder, the Client accepts the implementation of the provisions of this Agreement pertaining to  letters of credit shall apply exactly or by analogy.

5.17        Liabilities of the Client for Letters of Credit, Exchange Rates and Arbitrage Differences

5.17.1     With respect to the letters of credit to be opened through the Bank or all types of other fund transfers in foreign currency to be effected through the Bank, the Client will send a written instruction to the Bank, and if found acceptable, the Bank will take the necessary actions and will debit from the Client’s account the Turkish Lira equivalent sum of the said foreign currency funds at the Bank’s then-current foreign exchange selling rate. The exchange rate to be applied to interest, commissions and costs will be the Bank’s foreign exchange selling rate as at the date of foreign exchange sales in relation therewith. However, if the exchange rate valid on the date of accrual is higher than the Bank’s foreign exchange selling rate as at the date of foreign exchange sales, the foreign exchange sales will be subject to the exchange rate valid as of the date of accrual.

5.17.2.    The Client agrees in advance to accept all conditions and exchange rates to be applied by the Bank and/or by the Turkish Central Bank at all stages of the letter of credit, and also to deposit the differences that may arise out of probable changes and fluctuations in the exchange rates to the Bank within a time period to be granted by the governmental authorities, the Turkish Central Bank and/or the Bank.

5.17.3.    The Bank may fund the foreign currency sums covered by letters of credit or other transfer orders either from its own resources or by purchasing the same from the Turkish Central Bank or other banks and institutions.

5.18.       Forward Foreign Exchange Purchase and Sales and Foreign Exchange Swaps

When “Forward Foreign Exchange Purchase” or “Forward Foreign Exchange Sales” or “Foreign Exchange Swap” transactions are intended, it is hereby declared, accepted and agreed by the Client:

5.18.1.    That the Client will submit to the Bank its written demand for “Forward Foreign Exchange Purchase” from the Bank or “Forward Foreign Exchange Sales” or “Foreign Exchange Swap” to the Bank, and will request the execution of such transactions under the terms and conditions of its written offer, and its offer will be binding on the Client, and the Client will by no means renounce the offer and will in all aspects abide by its offer; and

5.18.2.    That in the case of forward foreign exchange purchase by the Client from the Bank against payment in Turkish Lira:

•    if the Client fails to purchase by paying the sum in Turkish Lira equivalent to the offered foreign exchange funds to be purchased by the Client (and to be sold by the Bank) on a forward basis as of the due date specified in its written offer and over the “Foreign Exchange Buying Rate” stated in its written offer, then the Client will be liable to separately pay in cash and at once as of the due date an “Exchange Difference” to be calculated over the to-be-purchased foreign exchange sum between the “Foreign Exchange Buying Rate” specified in its written offer on the one hand and the “Foreign Exchange Buying Rate” published as of 15.30 hours on the Reuters CBTA page and on the webpage of the Turkish Central Bank at www.tcmb.gov.tr as of the due date of purchase of foreign exchange by the Client (in the case half-day working, the average buying rate published as of 11.00 hours in Reuters TLFX= page will be applied) on the other hand, together with taxes, duties, imposts, funds and other legal liabilities of the Client payable over such difference, or otherwise, such moneys will be collected at once and immediately by the Bank in its own initiative from the Client’s accounts held with the Bank,

5.18.3     That in the case of forward foreign exchange sales by the Client to the Bank against payment in Turkish Lira, if the Client fails to sell to the Bank against payment of the equivalent sum in Turkish Lira the offered foreign exchange funds to be sold by the Client (and to be purchased by the Bank) on a forward basis as of the due date specified in its written offer and over the “Foreign Exchange Selling Rate” stated in its written offer, then the Client will be liable to separately pay in cash and at once as of the due date an “Exchange Difference” to be calculated over the to-be-sold foreign exchange sum between the “Foreign Exchange Selling Rate” specified in its written offer on one hand and the “Foreign Exchange Selling Rate” published as of 15.30 hours on the Reuters CBTA page and the webpage of the Turkish Central Bank at www.tcmb.gov.tr as of the due date of sale of foreign exchange by the Client (in the case half-day working, the average selling rate published as of 11.00 hours in Reuters TLFX= page will be applied) on the other hand, together with taxes, duties, imposts, funds and other legal liabilities of the Client payable over such difference, or otherwise, such moneys will be collected at once and immediately by the Bank in its own initiative from the Client’s accounts held with the Bank;

5.18.4.    That in the case of failure by the Client to pay in cash and at once as of the due date the “Exchange Differences” in full or in part as specified in the preceding paragraphs (b) and (c), then, for the days:

•    between the date of purchase of foreign exchange (i.e. due date) by the Client and the date of payment of exchange differences by the Client, in the case of Forward Foreign Exchange Purchase transactions, or

•    between the date of sale of foreign exchange (i.e. due date) by the Client and the date of payment of exchange differences by the Client, in the case of Forward Foreign Exchange Sales transactions, the Client will be liable to separately pay a default interest equal to 1.5 times the then-current highest overnight lending interest rate of the Turkish Central Bank between these dates, together with taxes, duties, imposts, funds and other legal liabilities of the Client payable over such interest, and such default interest will be applicable separately from the default interest mentioned in Article 2.7,

5.18.5     That in the case of sales of a certain amount in a certain foreign currency to the Bank against purchase of that amount in another foreign currency from the Bank, or purchase of a certain amount in a certain foreign currency from the Bank against sales of that amount in another foreign currency to the Bank, as at the end of maturity to be specified by the Client in its written request, if the Client wishes to realize:

•    the intended transaction of selling a certain amount in a certain foreign currency to the Bank against purchase of that amount in another foreign currency from the Bank, or

•    the intended transaction of purchasing a certain amount in a certain foreign currency from the Bank against sales of that amount in another foreign currency to the Bank,

the Client will be liable to separately pay in cash and at once as of the due date all of the losses of the Bank arising out of parity differences (or exchange differences) to be incurred by the Bank and notified to the Client, together with taxes, duties, imposts, funds and other legal liabilities of the Client payable over such difference, or otherwise such moneys will be collected at once and immediately by the Bank on its own initiative from the Client’s accounts held with the Bank,

That in the case of failure by the Client to pay in cash and at once as of the due date the losses in foreign currency of the Bank arising out of parity differences (or exchange differences) as specified above, then, for the days between the due date of execution of such transaction and the date of indemnification of the Bank’s losses by the Client, the Client will be liable to separately pay a default interest equal to twice the then-current highest interest rate of the Bank applied on the FX deposit accounts between these dates, together with taxes, duties, imposts, funds and other legal liabilities of the Client payable over such interest, and such default interest will be applicable separately from the default interest mentioned in Article 2.7,

5.18.6     The Client further declares, agrees and accepts that upon execution of transactions of “Forward Foreign Exchange Purchase” from the Bank or “Forward Foreign Exchange Sales” or “Foreign Exchange Swap” to the Bank, the Client will also be liable to pay in cash and at once as of the date of transaction all types of taxes and other legal liabilities required to be collected by the Bank pursuant to the applicable laws and regulations over the difference between the actual value of contract over its market price and the actual value of contract over its trading price as of the date of realization, or otherwise, such moneys will be collected at once and immediately by the Bank in its own initiative from the Client’s accounts held with the Bank.

5.18.7.    The Client also declares, agrees and accepts that upon execution of or in case of its failure to execute the transactions of sales of a certain amount in a certain foreign currency or in TL to the Bank against purchase of that amount in another foreign currency/TL from the Bank, or purchase of a certain amount in a certain foreign currency or TL from the Bank against sales of that amount in another foreign currency/TL to the Bank, if taxes are accrued or levied under any name or for any motive whatsoever pursuant to the present or future applicable laws and regulations of the Republic of Turkey, then the Client will be liable to separately pay in cash and at once the full amount of such taxes levied, or otherwise, such moneys will be collected at once and immediately by the Bank in its own initiative from the Client’s accounts held with the Bank.

5.19.       Housing Project Credits

The Bank may permit the utilization of the credit facility extended by this Agreement partially or in full as Housing Project Credit due to the non-cash risk of the Bank arising out of its joint liability with the Client with respect to the defects in house or other obligations stipulated in the laws within the frame of provisions of the Consumer Protection Law no. 4077, it is hereby accepted by the Parties hereto that in addition to other relevant provisions of this Agreement, the following provisions will also be applicable and valid for such Housing Project Credit:

5.19.1.    A separate “Protocol” will be signed by and between the Client and the Bank, and such Protocol will indicate all conditions of cooperation between them as part of the relevant Housing Project, as well as work flows, liabilities of parties, and other detailed rules for evaluation or satisfaction by the Bank of the housing credit demands of prospective buyers as will be directed by the Client to the Bank,

5.19.2.    Following signature of this “Protocol”, the Bank may lend and open housing credits upon evaluation within the frame of the Protocol of the housing credit demands of prospective buyers wishing to purchase housing units within the frame of the “Housing Project” covered by this Agreement, as will be directed by the Client to the Bank,

5.19.3.    Due to the occurrence of a non-cash risk pursuant to the relevant provisions of the Consumer Protection Law no. 4077 up to the amounts of credits extended for the housing credits made by the Bank available to buyers under the “Protocol”, a non-cash risk will be entered into the Client’s accounts. This risk is traced and kept in the Client’s accounts for 5 years following completion and delivery of 100% of the house being the subject of the housing credit free from any defects, and following confirmation of this fact by the Bank,

5.19.4.    It is hereby accepted by the Client that if and when the Bank is obliged to pay a claim with regard to defects in the house or other obligations and liabilities arising out of either the Consumer Protection Law no. 4077 or other applicable laws and regulations, the Bank shall have a right of recourse to the Client, and the Client will reimburse in cash and at once upon first demand of the Bank the amount the Bank is obliged to pay as above,

5.19.5.    The Client will ensure that the houses funded by this credit are completed properly, and will be liable to take all required actions and measures so as to avoid or prevent any probable complaints, claims or allegations of the housing credit borrowers with respect to defects in the houses. This provision may, however, not be construed so as to establish a relationship between the Bank and the housing or construction project.

5.20.       Check Liability Amount Credit

If the credit extended by this Agreement is fully or partially made available by the Bank as Check Liability Amount Credit, it is hereby accepted by the Client that in addition to other relevant provisions of this Agreement, the following provisions and the provisions of the Commercial Services Agreement signed or to be signed by the Client pertaining to Check Liability Amount Credit will also be applicable and valid for such Check Liability Amount Credit:

5.20.1.    A non-cash credit risk is entered into the Client’s account for the amounts which the Bank is liable to pay pursuant to the applicable laws for each check in the checkbook delivered to the Client. This non-cash credit risk will be kept in the Client’s account until the check liability amount is paid and the risk is converted into cash, or original checks are returned, or a final court judgment certifying that the checks have become null and void ab initio is presented, or the non-cash credit risk terminates otherwise pursuant to the pertinent laws.

5.20.2.    If the Bank pays the check liability amount, the non-cash credit risk will be converted into cash risk, and the cash credit provisions of this Agreement will become applicable and enforceable.

5.20.3.    The Client agrees to maintain its checkbook carefully and diligently. The Client shall be liable for fraud and other damages and losses that may arise out of the loss of the checkbook and/or its signed or unsigned checks.

5.20.4.    The Client agrees that the Bank may pay the overdue checks until receipt by the Bank of a written notice of renunciation of check to be sent by the Client pursuant to Article 799 of the Turkish Commercial Code no. 6102, and in that case, all such check amounts will be debited to the Client’s account.

5.20.5.    The Bank may at all times request the Client to return the checkbooks. Furthermore, in the case of closing of the credits, the Client agrees to return to the Bank the unused checkbook and checks.

5.21.       Cash Management Credits such as Tax, Social Security Premium, Invoice

If the credit extended by this Agreement is fully or partially made available by the Bank as Tax Credit, Social Security Premium Credit, Invoice Credit, EFT (Electronic Fund

Transfer) Credit, Checks Clearing Credit etc. for the purpose of financing of tax, social security premium, invoice, clearing checks and EFT etc. payments, it is hereby accepted by the Client that in addition to other relevant provisions of this Agreement, the following provisions will also be applicable and valid for such Credits:

Said credit facilities will be made available by the Bank in line with instructions of the Client, and will be credited to the Client’s deposit account for use in the relevant payments referred to in the instruction. The amounts credited to the Client’s deposit account will be used only for making the payments referred to in the instruction through the Bank, and cannot be used directly or for other purposes.

The Client hereby agrees to repay the credits utilized for these purposes at the due dates and in the amounts specified in the Credit Request Letter.

Furthermore, for the amounts not repaid as of the said due dates, the Client shall be obliged to pay delay interest and default interest for the days starting from the due dates thereof within the frame of the provisions of this Agreement pertaining to delay interests and default interests.

6-            MISCELLANEOUS

6.1          Evidence

The Client and the sureties agree that in the event of a dispute arising between the Client and sureties, and the Bank the books and records, the copies of microfilms and microfiches, the documents containing information derived from electronic or magnetic media, the CD Rom, camera records, telephone voice records, computer and similar other records and ATM records of the Parties hereto, whether proven by supporting documents or not, shall be considered and treated as sole valid, binding, final, conclusive evidence in accordance with article 193 of the Turkish Civil Procedures Law.

6.2          Jurisdiction and Governing Law

All types of disputes that may arise out of or in connection with this Agreement (including the disputes regarding to the credits provided by the Bank’s foreign branches) shall be governed by the laws of the Turkish Republic, and        Courts and Execution Offices shall have jurisdiction in resolution of such disputes.

However, submission to the jurisdiction of Courts and Execution Offices of the province as stated above does not preclude  the jurisdiction of the general courts. It does not preclude the Bank from applying to the competent Courts and Execution Offices of the residence of the Client or its joint and several sureties or the place where their properties are located or of the location of the branch to which the Credit is transferred, and instituting legal proceedings. The Bank may institute legal actions and proceedings at every place where the properties of the Client or its sureties are located or may be located within or outside the borders of Turkey.

6.3          Notice Address

The Client and the sureties hereby accept that the address given below shall be accepted as their legal residence and  notice  address  for  the  notifications  to be made by the Bank  and  for  the execution of  this  Agreement,  and  if  no  address  is stated below, their last addresses registered in their trade registry files will be considered as their legal residence and notice addresses, and all notices delivered to such address will be deemed to have been served on them, and even if the Client and surety change their residence address, unless they register their new address in the trade registry and also notify it to the Bank in writing via a notary public, all types of notices delivered  to  the  address  considered  as  legal  residence address as stated above or the notices which may be deemed delivered by means of delivering to the mukhtar’s office will be valid, and that the Bank will in no case be held liable for any damages accrued accordingly. The Client hereby agrees to designate a notice address within the borders of the Republic of Turkey even if it is resident abroad, and that all notices and correspondence delivered to such address will be valid and will bear legal consequences.

6.4          Amendments to the Agreement

Amendments that may be made in this Agreement after the date of signature of the Agreement will become enforceable only upon written mutual agreement of the Parties.

6.5          Social Responsibility

The Client hereby agrees to act in accordance with the Bank’s social and environmental policies and to cooperate fully with the Bank in connection therewith. Accordingly, within the frame of the applicable laws and regulations, the Client agrees and accepts to take all types of measures and actions so as to avoid any environmental pollution being caused by its activities, and to take initiatives for the protection of health and safety of its employees and the community in general, and to perform all of its obligations towards its employees pursuant to the Labor Law, and to act in such manner as to protect biological diversity and sustainable natural resources, and to act sensitively with regard to the protection of cultural heritage during its projects and operations, and not to utilize the credits allocated and made available to it in any investments, operations or other activities which breach the Environmental Law and other applicable laws.

6.6          Account Statements

The Bank will, with respect to the credit account opened as per this Agreement, send to the address of the Client given in this Agreement quarterly account statements as of March 31st, June 30th, September 30th and December 31st every year.

Unless the Client files an objection against an account statement within 1 month following receipt of the account statement in accordance with the applicable laws, the Client may argue and claim the inaccuracy of the account statement only after payment of its outstanding debts owed to the Bank. Account statements not objected in a timely manner will be considered as a part of the final documents of debt within the meaning ascribed thereto by the Execution and Bankruptcy Law.

If an account statement is not delivered to the Client by the specified date, the Client will send a notice to the Bank via a notary public within 15 days following the said date, and request delivery of the account statement.

The notice and objection periods started above will be valid and enforceable also if and when the Bank sends account statements at any date outside the dates stated above.

6.7          Assignment of the Receivable/Agreement and Transfer of the Debt

The Client cannot transfer or assign its rights arising out of this Agreement and its exhibits to third parties. The Client accepts that even if the Client’s debts owed to the Bank are not due, without the Client’s consent the Bank may transfer all types of its receivables and rights arising out of this Agreement to a third party or a surety against the payments made by such surety or third party, and that upon such transfer, the Client’s securities held by the Bank may also be transferred to such paying third parties or sureties.

6.8          Changes in Information

The Client shall be under an obligation to inform the Bank immediately in writing about all types of changes or amendments to its articles of association or trade registry records, including but not limited to any change of phone number, address, title or legal status, or marital status, disqualification or restriction, authorization/authorized signatory changes such as dismissal from attorneyship, as and when such information originally provided to the Bank change by time, and to submit the documents duly issued about such changes which may be requested by the Bank.

6.9          Liability

The Bank may be held liable for the results of signature similarities which cannot be distinguished at the first glance, or results of fraud and forgery acts, or non-operation or failure of public or private communication instruments used by the Bank or the Client, or inadequacy, misdirection, illegibility or deficiency of information or instructions sent by phone, e-mail, swift or fax, or loss in mailing, or duplicate transactions that may be executed in reliance upon confirmation letters sent by the Client without reference to confirmation, or acts of the Bank’s correspondents and third parties, only if and to the extent the Bank’s faults or negligence therein are proven.

6.10        Utilization of Credits by the Client

The Client hereby agrees not to utilize the credits to be borrowed under this Agreement signed with the Bank for the purpose of directly or indirectly requesting or offering, giving or taking any bribe or any other unjust enrichment to or from any civil servant or other persons so as to ensure that the bribers or other persons do not perform any one of their duties or obligations or fail therein, and also to take necessary actions in order to correct or remedy such events.

The Client accepts that execution and performance of this Agreement does not and will not lead to any bribing act hereunder in terms of the Turkish and international laws and regulations, and if and to the extent the credits subject to this Agreement are directly or indirectly, fully or partially used for the purposes stipulated in this Article, the Client will be liable to indemnify and hold the Bank harmless immediately upon first demand of the Bank from all types of damages and losses that may be suffered by the Bank due to such unlawful acts of the Client, and that the Client has not offered and will not offer any benefits (offer, promises, gifts, etc.) which directly or indirectly constitutes or may constitute the bribery offence or may be subject to sanctions as to bribing of foreign civil servants within the frame of the OECD Convention dated 17 December 1997.

6.11        Obligations Arising Out of Applicable Laws Depending on Types of Credits

The Client hereby agrees to perform without any notice and/or warning being given to the Bank all types of its obligations arising out of the legislation of Protection Of Value Of Turkish Currency, or all types of present or future laws, decrees, regulations, communiqués and other statutory instruments relating to external and internal transactions, and bylaws and regulations issued by Bank For International Settlements, the Banks Association of Turkey, the Banking Supervision and Regulation Agency (BRSA), and other organizations, associations and entities, and Basel I, Basel II, etc. standards and all other legislative acts, and that the Client will assume and bear the full responsibility thereof.

The Client will submit to the Bank all required documents to ensure that the credit is made available in conformity with the applicable laws, regulations and communiqués.

6.12 Provision of Information

During opening, continuation or liquidation of the credit, the Client shall be liable to submit to the Bank all types of documents, statements, books and other certificates that may be requested by the Bank. The Bank will be authorized to provide information and documents regarding the Client which may be requested by the legally authorized official authorities and other companies and establishments stated in the Banking Law.

The Client agrees to submit to the Bank valid documents to be determined by the Bank which contain information about the Client’s turnover, number of employees and other information regarding to the employees of the Client requested by the Bank pursuant to the Basel I or Basel II standards issued by Bank for International Settlements. The Client accepts to fully pay in cash all damages to be incurred by the Bank due to the documents prepared upon request of the Bank are false, contain error or missing information.

The Client agrees that the Bank will be authorized to request and receive information and documents from the Central Bank of the Republic of Turkey, Capital Markets Board, Land Registry Offices, Tax Departments, Exchanges and similar other official bodies, and public and private banks, financial institutions and private financial institutions operating in Turkey, however the Bank will not be liable for any mistake or error in such documents.

6.13        Additional Conditions for the Credit

As the credit to be granted under this Agreement may be granted in accordance with the terms and conditions stated below, it may also be subject to additional conditions to be mutually agreed by the Parties hereto.

 The Client and sureties hereby agree and declare that they have read all of (6) articles of this General Credit Agreement of 41 pages in total, consisting of 35 pages in the body hereof and 6 additional sheets, and that they have accepted such provisions after negotiations with the Bank, and that they have been given the opportunity to get to know about the contents of the provisions that may be in contradiction with their interests by being informed by the Bank in detail.

Date: 16/09/2020

BORROWER		BİRLEŞİK FON BANKASI A.Ş.

Name and Surname or Title	/s/: Zafer Sönmez	Branch	/s/: Hüseyin Aydın
	Name: Zafer Sönmez		Name: Hüseyin Aydın
	Title: Chairman of Board		Title: Manager

	/s/: Abdullah Onan Keleş		/s/: Yıldız Güleryüz Yıldız
	Name: Abdullah Onan Keleş		Name: Yıldız Güleryüz Yıldız
	Title: Board Member		Title: Senior Director

Specimen Signature (Seal)		Seal and Signature
Address	Ortaköy Mah. Muallim Naci Cad. Vakıfbank Apt. No: 22 Beşiktaş/İstanbul	Address	Esentepe Mah. Büyükdere Cad. No. 143 Şişli/İstanbul
	Mersis: 00883093684000001		Mersis: 0292003349600019

SURETIES

Name and Surname or Title	Legal Residence Address	Surety’s Statement Following blank parts should be filled by suret(ies) by their “HAND WRITING”

1.              Surety amount (in number)          / currency       (in letter       )

2.              Surety Date:     /      /

3.              Type of Surety: (“Joint Surety” wording should be written)

Surety accepts, declares and undertakes to be joint surety to the debts of       . (Crediting Client) originate from the credits has or will be utilized by

Birleşik Fon Bankası A.Ş. within the framework of the General Credit Agreement and further provisions in herein section. Surety/Seal/Signature (Write the title in full or use cachet)

The Client and sureties hereby agree and declare that they have read all of (6) articles of this General Credit Agreement of 41 pages in total, consisting of 35 pages in the body hereof and 6 additional sheets, and that they have accepted such provisions after negotiations with the Bank, and that they have been given the opportunity to get to know about the contents of the provisions that may be in contradiction with their interests by being informed by the Bank in detail. Date:      /     /

NAME SURNAME OR TITLE	LEGAL RESIDENCE ADDRESS	SURETY’S STATEMENT

The Client and sureties hereby agree and declare that they have read all of (6) articles of this General Credit Agreement of 41 pages in total, consisting of 35 pages in the body hereof and 6 additional sheets, and that they have accepted such provisions after negotiations with the Bank, and that they have been given the opportunity to get to know about the contents of the provisions that may be in contradiction with their interests by being informed by the Bank in detail. Date:     /    /

NAME SURNAME OR TITLE	LEGAL RESIDENCE ADDRESS	SURETY’S STATEMENT

INCREASE OF AMOUNT OF GENERL CREDIT AGREEMENT The credit amount of the General Credit Agreement is hereby increased further by . (only .,                                                                                                                                )          and the provisions of and all obligations arising out of the General Credit Agreement will remain in force also for the increased amount.)

Date:    /    /        .

BORROWER	BİRLEŞİK FON BANKASI A.Ş.
Name and Surname or Title	Branch
Specimen Signature (Seal)	Seal and Signature
Address	Address

SURETIES
Name and Surname or Title	Legal Residence Address	Surety’s Statement

Sureties Accepting the Statement Regarding Credit Limit Increase in the Front Face of this Page Continued:

NAME SURNAME OR TITLE	LEGAL RESIDENCE ADDRESS	SURETY’S STATEMENT

Sureties Accepting the Statement Regarding Credit Limit Increase in the Front Face of this Page Continued:

NAME SURNAME OR TITLE	LEGAL RESIDENCE ADDRESS	SURETY’S STATEMENT

EXECUTION COPY

EXHIBIT E

Unoffical Translation from Turkish to English

SPECIAL PROVISIONS AGREEMENT

dated 17 September 2020

by and between

T.C. Ziraat Bankası A.Ş. İstanbul Kurumsal Şube

Türkiye Halk Bankası A.Ş.  İstanbul Kurumsal Şubesi

Birleşik Fon Bankası A.Ş.

(“Lenders”)

and

TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım San. ve Tic. A.Ş.

(“Borrower”)

This Special Provisions Agreement (“Agreement” or “Special Provisions”) is executed by and between

1)                    TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım San. ve Tic. A.Ş., a company incorporated and validly existing and presently subsisting as a joint stock company under the laws of the Republic of Turkey, whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22 Beşiktaş/İstanbul, and which is registered at the İstanbul Trade Registry with registration number 247146-5 and MERSİS number 00883093684000001 (“Borrower” or “TVF Bilgi”); and

2)                    T.C. Ziraat Bankası A.Ş. İstanbul Kurumsal Şube, whose registered office is at Maslak Mahallesi, Eski Büyükdere Caddesi, No: 39/1 Sarıyer/İstanbul and which is registered with registration number 242293, being a branch of T.C. Ziraat Bankası A.Ş., a bank incorporated and validly existing and presently subsisting as a joint stock company under the laws of the Republic of Turkey, whose registered office is at Hacı Bayram Mah. Atatürk Blv. Ziraat Bankası Apt. No: 8 Altındağ/Ankara, and which is registered at the Ankara Trade Registry with registration number 1148 and MERSİS number 0998006967505633 (“Lender” or “Ziraat”);

3)                    Türkiye Halk Bankası A.Ş. İstanbul Kurumsal Şubesi, whose registered office is at Esentepe Mahallesi, Büyükdere Caddesi No:191, Kat: 4 Şişli/İstanbul and which is registered with registration number 147892-5, being a branch of Türkiye Halk Bankası A.Ş., a bank incorporated and validly existing and presently subsisting as a joint stock company under the laws of the Republic of Turkey, whose registered office is at Barbaros Mahallesi Şebboy Sk. Halkbank Apt. No: 4/1/1 Ataşehir/İstanbul, and which is registered at the İstanbul Trade Registry with registration number 862070 and MERSİS number 04560000468500132 (“Lender” or “Halk Bankası”);

4)                    Birleşik Fon Bankası A.Ş.  a bank incorporated and validly existing and presently subsisting as a joint stock company under the laws of the Republic of Turkey, whose registered office is at Esentepe Mah. Büyükdere Cad. No. 143 Şişli/İstanbul, and which is registered at the İstanbul Trade Registry with registration number 285105 and MERSİS number 0292003349600019 (“Lender” or “Birleşik Fon Bankası”);

on 17 September 2020 (“Signing Date”) by mutual agreement on the following matters.

Under this Agreement, Ziraat, Halk Bankası and Birleşik Fon Bankası (collectively, the “Lenders”) and the Borrower shall be referred to individually as “Party” and collectively as “Parties”.

WHEREAS:

A.                          The Lenders and the Borrower have executed separate general loan agreements / framework loan agreements regarding the utilization of the Tranche 1 Loan and the Tranche 2 Loan (as defined below) ( including amendments and annexes from time to time, the “GLA(s)”). The Tranche 1 Loan ( from Ziraat only) and the Tranche 2 Loan shall be provided to the Borrower under the terms of the GLAs and this Agreement, which constitutes an annex to the GLAs.

B.                          In this respect, this Agreement has been  executed to set out the specific terms of the Tranche 1 Loan and the Tranche 2 Loan for the Lenders and the Borrower.

1.              DEFINITIONS UNDER THE AGREEMENT AND INTERPRETATION OF THE PROVISIONS

1.1.    Interpretation

This Agreement is an annex to, and inseparable part of, the GLAs, and, unless otherwise specified in this Agreement, definitions in the GLAs shall apply to this Agreement. Likewise, the provisions of the GLAs shall apply to this Agreement in the case of any provisions that are not included in this Agreement. In case of any discrepancy between the GLAs and this Agreement, the provisions of this Agreement shall prevail.

Any arrangements under this Agreement, including any additional representations and warranties, shall not prejudice any rights and powers to which any of the Lenders are entitled under the GLAs. Moreover these arrangements shall be considered as additional rights and powers to those rights and powers under the GLAs.

1.2.    Definitions

Grace Period : means, save for the prepayment circumstances specified in this Agreement, the period in which no principal payment shall be made regarding the Tranche 1 Loan and the Tranche 2 Loan and which shall expire on the last day of the 36 (thirty-six) month period beginning from the relevant Utilization Date.

TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım San. ve Tic. A.Ş.	T.C. Ziraat Bankası A.Ş. İstanbul Kurumsal Şube	Türkiye Halk Bankası A.Ş. İstanbul Kurumsal Şubesi	Birleşik Fon Bankası A.Ş.

Loan Note: means the English law governed loan note in the amount of USD 1,604,576,501 (one billion six hundred and four million five hundred and seventy-six thousand five hundred and one) which was delivered to CTH by TVF Bilgi in order to purchase the 52.91% share of CTH in Turkcell Holding and which was later assigned to Ziraat, where Ziraat acted as principal and Halk Bankası and Birleşik Fon Bankası acted as agents.

CTH: means Cukurova Telecom Holdings Limited.

Tranche 1 Loan: means the cash loan to be provided to the Borrower by Ziraat in the amount of USD 150,000,000 (one hundred and fifty million) or its equivalent in TL or Euro under a mutual agreement between the Borrower and Ziraat.

Tranche 2 Loan: means the entire cash loan to be provided to the Borrower by the Lenders in the amounts of USD 1,154,576,501 (one billion one hundred and four million five hundred and seventy-six thousand five hundred and one) by Ziraat, USD 250,000,000 (two hundred and fifty million) by Halk Bankası and USD 200,000,000 (two hundred million) by Birleşik Fon Bankası.

Prepayment Commission: has the meaning set out in Clause 4.3 of this Agreement.

Interest Period: has the meaning set out in Clause 4.2 of this Agreement.

Business Day: means a day when the Lenders in the Republic of Turkey are open for performing banking transactions (excluding Saturday, Sunday and religious and official holidays).

Control: means the ownership of the majority of the capital of the relevant company directly or indirectly, or, regardless of the condition stated previously, holding the majority of the voting rights through privileged shares, voting agreements or other means, or having the power to appoint or revoke the appointment of  the majority of the board members.

Change of Control: means any change that will cause a change in the Control of the Borrower or Turkcell İletişim.

Utilization Period: means the utilization periods for the Tranche 1 Loan and the Tranche 2 Loan.

Utilization Date: means the date on which any loan to be utilized in accordance with this Agreement.

LIBOR: means the interest rate which is determined by ICE Benchmark Administration Limited (or the institution that has taken over the authority to determine the relevant interest rate) on the Loan Utilization Date for loan utilizations in USD and announced on the relevant Reuters screen (“LIBOR01” or “LIBOR02” page or superseding page) at 11:00 London time, or the rate announced on the aforementioned page on the previous business day for the utilizations before this time, save that:

(i)                                    if the relevant Interest Period is an irregular period or there is no announced LIBOR rate, the applicable LIBOR shall be the average of two screen rates calculated through the interpolation of the two closest periods to the relevant Interest Period (the average figure shall be rounded up to the fourth decimal figure); and

(ii)                                if the applicable LIBOR calculated in accordance with this definition is less than zero, the LIBOR shall be deemed to be zero.

Completion Date: has the meaning ascribed to it under the Framework Agreement dated 17 June 2020 executed by and between the Borrower, Ziraat (on behalf of the other Lenders) and other parties.

Telia: means Telia Finland Oyj.

Event of Default: has the meaning given in Clause 6.1 of this Agreement.

Turkcell Holding: means Turkcell Holding A.Ş.

Turkcell İletişim: means Turkcell İletişim Hizmetleri A.Ş.

2.              PROVISIONS REGARDING THE LOAN(S)

2.1.    Purposes of Loan Utilizations

The Tranche 1 Loan has been committed in order that the Borrower  becomes a direct shareholder of Turkcell İletişim by purchasing Turkcell Holding shares owned by Telia, or for another purpose to be agreed between Ziraat and the Borrower.

The Tranche 2 Loan has been committed for the purpose of the conversion of the Loan Note into a corporate loan. Whereas, the Borrower, being the issuer of the Loan Note that was assigned to Ziraat, undertakes to make a payment of USD 1,604,576,501 (one billion six hundred and four million five hundred and seventy-six thousand five hundred and one) which corresponds to the receivables of the Lenders by agreeing on a payment plan through the conversion of the Loan Note into a corporate loan as set out in this Agreement.

It has been accepted and declared by the Borrower that the Tranche 1 Loan and the Tranche 2 Loan shall not be used for any purpose other than the purposes stated above.

2.2.    Final Maturity of Loans and Grace Period

The final maturity of the Tranche 1 Loan shall be a maturity that shall be agreed between the Lender and the Borrower, which shall not exceed a total maturity of 10 (ten) years from the relevant Loan Utilization Date. In any case, the Grace Period shall not exceed 3 years.

The final maturity of the Tranche 2 Loan shall be a maturity that shall be agreed between the Lenders and the Borrower, which shall not exceed a total maturity of 10 (ten) years from the relevant Loan Utilization Date. In any case, the Grace Period shall not exceed 3 years.

3.              LOAN UTILIZATION

The Tranche 1 Loan shall be utilized on the date to be agreed between Ziraat and the Borrower, provided that a written utilization request is delivered to Ziraat at least 10 Business Days before the actual utilization date (“Tranche 1 Loan Utilization Period”).

The Tranche 2 Loan shall be utilized no later than  the end of the 20th Business Day following the date on which TVF Bilgi becomes a direct shareholder of Turkcell İletişim by purchasing Turkcell Holding shares owned by Telia (“Tranche 2 Loan Utilization Period”).

In the event that the Tranche 1 Loan Utilization Period and/or the Tranche 2 Loan Utilization Period are not complied with, any commitments of the Lenders shall be revoked. In the event the Lenders decide to provide utilisations under the Tranche 1 Loan and/or Tranche 2 Loan even though above periods are not complied with, the Lenders shall have the right to determine the conditions set out in this Agreement at their discretion. On the other hand, the Lenders and the Borrower have the right to amend the Tranche 1 Loan Utilization Period and Tranche 2 Loan Utilization Period by their mutual agreement.

4.              PRINCIPAL, INTEREST PAYMENTS AND PREPAYMENT EVENTS

4.1.          Principal Payments

Principal payments  under the Tranche 1 Loan and the Tranche 2 Loan shall be made in cash, free of collusion, in eight equal annual installments and in accordance with  Annex-1 (Payment Plan), beginning from the end of the Grace Period for each. An indicative payment plan is presented in the annex to this Agreement.

By written agreement of the Borrower and Lenders, and fully complying with  arm’s length principles for the relevant date, the Tranche 1 Loan or Tranche 2 Loan may be converted from USD to the Euro or TL at any future time within the scope of a potential financial restructuring. For the avoidance of doubt, the Lenders do not commit to  any potential restructuring or currency conversion  regarding the Tranche 1 Loan or Tranche 2 Loan under this Agreement.

4.2.          Interest Payments

The Interest rate to be applied for  the Tranche 1 Loan and the Tranche 2 Loan is the total rate calculated as the sum of 12 month LIBOR plus 500 basis points.

Accrued interest shall be paid to the Lenders at the end of each Interest Period, and relevant interest amount shall be calculated on the basis of the number of days elapsed and by taking a year to be 360 days.

In relation to each tranche of the loan (the Tranche 1 Loan and the Tranche 2 Loan) interest payments shall be made in consecutive periods, being one year each, following the relevant Loan Utilization Dates (“Interest

Period”). The Interest Periods shall commence from the twelfth month following the utilization of the Loan and the payments shall be made every twelve months at equal intervals.

Interest payments shall be made in cash as bullet payments on the last day of each Interest Period. An indicative payment plan regarding interest payments is presented in the annex to  this Agreement.

4.3.          Voluntary Prepayment

The Tranche 1 Loan and/or the Tranche 2 Loan may be partially or fully prepaid, provided that a written notice is delivered to the Lenders at least 30 days prior to the date of prepayment. In the event a  prepayment is made through delivering a written notice at least 30 days before, the Prepayment Commission shall not be requested by the Lenders.

A prepayment request shall be irrevocable and be in a minimum amount of USD 50,000,000 and its multiples, and shall be set of against the outstanding principal installments of the Tranche 1 Loan and the Tranche 2 Loan.

If no written notice is delivered to the Lenders at least 30 days prior to prepayment of any part of the Tranche 1 Loan and/or the Tranche 2 Loan, the Borrower shall pay a commission at the rate of 3%, to be calculated daily until maturity, of the relevant prepaid amount (“Prepayment Commission”).

In case of such event, the Prepayment Commission shall be collected as a bullet payment in cash together with accrued interest and other expenses on the actual prepayment date.

4.4.          Mandatory Prepayment

The Borrower shall repay the Tranche 1 Loan and the Tranche 2 Loan in full, together with all accrued interest and other expenses, at the request of the Lenders in the case of the following events:

(i)                                     utilization becomes illegal; or

(ii)                                  Any Change of Control of the Borrower or transfer of shares or any agreement executed for this purpose without the Lenders’ prior written consent (cases where Turkey Wealth Fund retains direct or indirect Control are excluded)

Other than the two events referred to above, it is a mandatory prepayment event for the Borrower to partially or fully sell, transfer or otherwise dispose of the Group B shares of Turkcell İletişim owned by the Borrower. For the avoidance of doubt, in the event the Borrower, partially or fully, sells, transfers or otherwise disposes the Group B shares of Turkcell İletişim following a prior notice delivered to the Lenders;

a.              Until 50% of total principal risk regarding the Tranche 1 Loan and Tranche 2 Loan as of the initial Utilization Date is paid; an amount corresponding to 70% of the income to be obtained by the sale of the relevant shares shall be paid to Lenders pro-rata to the Tranche 1 Loan and Tranche 2 Loan as a Mandatory Prepayment within 15 days.

b.              In the event 50% of total principal risk regarding the Tranche 1 Loan and Tranche 2 Loan as of the initial Utilization Date is paid; an amount corresponding to 50% of the income to be obtained by the sale of the relevant shares shall be paid to Lenders pro-rata to the Tranche 1 Loan and Tranche 2 Loan as a Mandatory Prepayment within 15 days.

The Borrower may, at its sole discretion, dispose of the revenue to be obtained from the sale of the relevant shares except for the amounts  stated above in paragraphs (a) and (b)

In case the closing of the transaction regarding the transfer of shares does not occur, the Tranche 1 Loan utilized for the purpose of the Borrower  becoming a direct shareholder of Turkcell İletişim through purchasing the shares of Turkcell Holding owned by Telia shall be paid to Ziraat as a Mandatory Prepayment.

4.5.          Dividend Payments

In case the Borrower receives dividends from the companies whose shares are directly or indirectly held by the Borrower, such dividends shall firstly be deposited in blocked accounts held by Ziraat up to an amount corresponding to the first debt service amount, being the aggregate installment amounts of the Tranche 1 Loan and Tranche 2 Loan following the date of dividend distribution (“Debt Service Amount”). The Borrower shall be free to dispose of any dividend amounts exceeding the Debt Service Amount. On the repayment date of the relevant

Debt Service Amount, the blocked dividend amounts shall be used for the repayments pro-rata to the total loan amount of the Tranche 1 Loan and the Tranche 2 Loan provided by each Lender to the Borrower.

5.              REPRESENTATIONS AND WARRANTIES

There is no mortgage, pledge, usufruct, right of retention, annotation, statutory mortgage, transfer (assignment) for security, or any right established for security, or other arrangements having a similar effect (including preliminary sales agreement and sales agreement concluded with retention of title) or  legal relationship with respect to current or future income or assets of the Borrower in favor of any third party and the Borrower accepts, declares and undertakes not to establish any encumbrance, arrangement or other legal relationship in the future.

6.              EVENTS OF DEFAULT AND ITS CONSEQUENCES

6.1.    Events of Default

In addition to the acceleration and default provisions stipulated under the Turkish Code of Obligations numbered 6098 or in the GLAs of the Lenders, each of the following events independently constitutes an event of default (“Event of Default”):

(i)             any Change of Control or execution of a share transfer made without the consent of the Lenders with respect to the Borrower that may result with a Change of Control (cases where Turkey Wealth Fund retains the direct or indirect control are excluded);

(ii)          any legal or administrative proceedings or administration being initiated against the Borrower in any jurisdiction which would adversely affect the Borrower’s shareholding structure and revenues and which would have an adverse effect on the performance of its obligations originating from this Agreement;

(iii)       any security or other encumbrance over any of Borrower’s assets or revenues being established by the Borrower without prior written consent of the Lenders;

(iv)      any breach by the Borrower of its undertakings in this Agreement,

(v)         any provision of a GLA and/or this Agreement being invalid or unenforceable for any reason that partially or fully endangers payment of Tranche 1 Loan or the Tranche 2 Loan due to a reason attributable to the Borrower, or the Borrower, partially or fully, not accepting its debts and obligations arising from such provision or claiming any objection or defense in this respect; or

(vi)      partially of fully, the sale, transfer or  other disposal of the Group A shares of Turkcell İletişim owned by the Borrower.

6.2.    Consequences of Default

In case any Event of Default occurs, the Tranche 1 Loan and all Tranche 2 Loan become due immediately, together with all accrued interest and other expenses ; and the default interest specified in the GLAs shall accrue on any amounts which become payable thereafter.

7.              GOVERNING LAW, COMPETENT COURTS AND ENFORCEMENT OFFICES

7.1.    Applicable Law

This Agreement and its interpretation shall be governed by and subject to the laws of the Republic of Turkey.

7.2.    Jurisdiction

The Parties accept the jurisdiction of Istanbul Central (Çağlayan) Courts and Enforcement Offices for the resolution of disputes arising out of this Agreement.

8.              FINAL PROVISIONS AND EFFECTIVE DATE

This Agreement is executed in 4 (four) original copies and shall enter into force as of the Signing Date.

[Signature pages follow.]

BORROWER

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SAN. VE TİC. A.Ş.

Registration Number: 247146-5 (İstanbul Trade Registry)

Address: Ortaköy Mah. Muallim Naci Cad. Vakıfbank Apt. No: 22 Beşiktaş/İstanbul

Mersis: 00883093684000001

Signature:	/s/ Zafer Sönmez

Chairman of the Board

Name - Surname: Zafer Sönmez

Signature:	/s/ Abdullah Onan Keleş

Board Member

Name — Surname: Abdullah Onan Keleş

[Signature Page to Special Provisions Agreement]

LENDER

TÜRKİYE CUMHURİYETİ ZİRAAT BANKASI ANONİM ŞİRKETİ İSTANBUL KURUMSAL ŞUBE

Registration Number: 242293 (İstanbul Trade Registry)

Address: Maslak Mahallesi, Eski Büyükdere Caddesi, No: 39/1, Sarıyer/İstanbul

Mersis: 0998006967505071

Website: https://www.ziraatbank.com.tr

Signature:	/s/: Burcu Türker

Branch Head

Name - Surname: Burcu Türker

Signature:	/s/: Emrah Eroğlu

Name — Surname: Emrah Eroğlu

[Signature Page to Special Provisions Agreement]

LENDER

TÜRKİYE HALK BANKASI ANONİM ŞİRKETİ İSTANBUL KURUMSAL ŞUBESİ

Registration Number: 147892-5 (İstanbul Trade Registry)

Address: Esentepe Mahallesi, Büyükdere Caddesi, No:191/7, Kat: 4 Şişli/İstanbul

Mersis: 0456000468503109

Signature:	/s/: Mehtap Aydin

Director

Name - Surname: Mehtap Aydin

Signature:	/s/: Gülpembe Karabük

Director

Name - Surname: Gülpembe Karabük

[Signature Page to Special Provisions Agreement]

LENDER

BİRLEŞİK FON BANKASI ANONİM ŞİRKETİ

Registration Number: 285105 (İstanbul Trade Registry)

Address: Esentepe Mah. Büyükdere Cad. No. 143 Şişli/İstanbul

Mersis: 0292003349600019

Website: https://www.fonbank.com.tr

Signature:	/s/: Ömer Kalav

General Manager

Name - Surname: Ömer Kalav

Signature:	/s/: Murat Sarıbaş

General Manager

Name - Surname: Murat Sarıbaş

[Signature Page to Special Provisions Agreement]

Annex-1 Payment Plan

Payment Date	Installment
Date of Initial Loan Utilization of the Cash Loan + 36 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 48 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 60 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 72 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 84 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 96 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 108 months	1/8 of the Cash Loan
Date of Initial Loan Utilization of the Cash Loan + 120 months	1/8 of the Cash Loan

EXHIBIT F

MERGER AGREEMENT

PREAMBLE

This Merger Agreement (the “Agreement”) is entered into on the date of 22/10/2020 by and between:

(i)                                     TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi, a joint stock company duly organized and existing under the laws of the Republic of Turkey, with the tax identity number of 8830936840 (Beşiktaş Tax Office), registered with Istanbul Trade Registry under the Trade Registry Number 247146-5 with its registered office at Ortaköy Mah. Muallim Naci Cad. Vakıfbank Apt. No: 22, Beşiktaş, İstanbul (hereinafter referred to as “TVF BTIH”);

(ii)                                  Turkcell Holding Anonim Şirketi, a joint stock company duly organized and existing under the laws of the Republic of Turkey, with the tax identity number of 8710146872, registered with İstanbul Trade Registry under the Trade Registry Number 430991 with its registered office at Levent Mah. Cömert Sok. Yapı Kredi Plaza A-Blok N.1/A K.16 Beşiktaş, İstanbul (hereinafter referred to as “TH”); and

TVF BTIH and TH shall hereinafter jointly be referred to as the “Parties” and individually as a “Party”.

WHEREAS

(1) As at the date hereof, the issued share capital of the TH, consisting of TRY 456,300,000.00 all of which are fully paid up, is divided into 456,300,000 registered shares all of which are currently held by the TVF BTIH.

(2) The Parties wishes to execute this Agreement to set out the terms and conditions regarding the merger of TVF BTIH as the acquiring entity and TH as the transferred entity, by way of facilitated merger, via transfer of all assets and liabilities of TH to TVF BTIH and dissolution of TH without liquidation or capital increase (“Merger”).

TERMS AND CONDITIONS

Article 1.

TH, by a decision of its Board of Directors dated 22/10/2020 and numbered 2020/19, approved the Merger of TVF BTIH with TH, pursuant to Article 155 et seq. of Turkish Commercial Code and Article 18 et seq. of Corporate Tax Code governing facilitated merger of companies, by transferring of all of the assets and liabilities of TH to TVF BTIH resulting in the dissolution of TH without liquidation, and authorised to take all actions required for the completion of the Merger.

TVF BTIH, by a decision of its Board of Directors dated 22/10/2020 and numbered 2020/03, approved the merger of TH with TVF BTIH, pursuant to Article 155 et seq. of the Turkish Commercial Code and Article 18 et seq. of Corporate Tax Code governing facilitated merger of the companies, by acquiring all the assets and liabilities of TH in entirety and without increasing its share capital, resulting in the dissolution of TH without liquidation, and authorised to take all actions required for the completion of the Merger.

Article 2.

The merger shall be effected based on the latest balance sheet of TH prepared as of 31/08/2020 and the latest balance sheet of TVF BTIH prepared as of 31/08/2020.

TVF BTIH shall reflect all the assets and liabilities in entirety of TH into its balance sheet, which TVF BTIH has acquired, and shall become the legal successor of TH as of the date of the date of the registration of merger with Istanbul Trade Registry (“Merger Registration Date”).

Article 3.

TH, within 30 (thirty) days as of the announcement of the registration of Merger in the Turkish Trade Registry Gazette, shall submit, to the Tax Office Directorates with which TH is registered, the transfer declaration, as signed by TH and as prepared in accordance with Articles 18 and following Articles of the Corporate Tax Law, accompanied by the transfer balance sheet and profit-loss table of TH issued as of the Merger Registration Date and a notification shall be served to the Tax Office Directorate with which TVF BTIH is registered.

Article 4.

TH’s corporate tax declaration in relation to its earnings for the respective period to be determined as of the date of registration of TVF BTIH and TH’s board of directors resolutions on the Merger shall be submitted, together with the balance sheet and the profit and loss statement, to the Tax Office Directorate with which TH is registered, in two examples, within 30 (thirty) days as of the announcement of the registration of Merger in the Turkish Trade Registry Gazette. In addition to this declaration, an undertaking with regard to TVF BTIH to pay all current and future taxes and to fulfil other obligations of TH, which has been dissolved without liquidation and deleted from the trade registry as a result of the Merger shall be attached.

In addition, Parties shall fulfil the notification obligations stipulated under Tax Procedure Law Article 168 and other legislation within due time.

Article 5.

The transactions performed by TH until the Merger Registration Date with Istanbul Trade Registry shall be recorded by TH and the balance of the transactions concerned shall be transferred following the registration of the Merger to the records of TVF BTIH for incorporation into TVF BTIH’s own activities.

Article 6.

Since entirety of the shares held in TH are held directly by TVF BTIH as the acquiring entity, the Merger will not require an increase of the capital of TVF BTIH.

The shares of TVF BTIH representing its capital before the merger have been distributed among the shareholders as follows:

Shareholder	Number of Shares	Nominal Value of Each Share (TL)	Total Nominal Value (TL)	Ratio of Capital (approx. %)
Turkey Wealth Fund	5,000,000	1.00	5,000,000.00	100%
Total	5,000,000		5,000,00000	100%

The shares of TH representing its capital before the merger have been distributed among the shareholders as follows:

Shareholder	Number of Shares	Nominal Value of Each Share (TL)	Total Nominal Value (TL)	Ratio of Capital (approx. %)
TVF BTIH	456,300,000	1	456,300,000	100%
Total	456,300,000		456,300,000	100%

Following the merger, the share certificates that are representing the share capital of TH will be extinguished and TVF BTIH will not issue any share certificates in exchange of the shares held in TH or in relation with the Merger.

There are no additional payment obligations or other personal performance obligations and unlimited liability for the shareholders of the companies participating in the merger.

On the other hand, there is no obligation or responsibility that may result from company type differences due to the fact that the companies participating in the Merger are not of different types. In other words, there are no unlimitedly responsible shareholders.

Parties agreed that the cash payment for withdrawals will not be made within the scope of the contemplated Merger.

Parties accept and declare that the managing shareholders or the management bodies of either TVF BTIH or TH will not be provided with any kind of special benefit in accordance with this Agreement.

Article 7.

Both of TH and TVF BTIH declare and undertake that they shall separately apply to the Istanbul Trade Registry in accordance with the Article 152 of Turkish Commercial Code and Article 126 of the Trade Registry Regulation with documents set out in Schedule 1 hereto for the registration of the Merger with the Istanbul Trade Registry and announcement of the Merger in the Turkish Trade Registry Gazette. Both of the Parties separately undertake to also to execute and issue any declarations or notifications, including notifications to creditors for the protection of their rights, as required under the Turkish Commercial Code.

Article 8.

The Merger shall become effective upon its registration with the Istanbul Trade Registry.  TH shall be dissolved on Merger Registration Date. All assets and liabilities of TH will automatically be transferred to TVF BTIH upon the registration of the Merger in accordance with Article 153 of the Turkish Commercial Code.  As of the Merger Registration Date, all transactions conducted by TH will be deemed to have been made on behalf of TVF BTIH, TVF BTIH will become the legal successor to all rights and liabilities of TH and TVF BTIH hereby agrees and undertakes to fulfil all such liabilities against third parties.

Article 9.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the Republic of Turkey and Central Courts and Execution Offices of Istanbul (Çağlayan)

shall have jurisdiction for the settlement of any disputes among the Parties in connection with this Agreement.

This Agreement has been prepared in two copies and has been duly executed and delivered by the authorized representatives of the Parties on the date written at the beginning.

On behalf of,
TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi

Name	:	Zafer Sönmez	Name	:	Çağatay Abraş
Title	:	Chairman of Board	Title	:	Deputy Chairman of Board
Signature	:	/s/ Zafer Sönmez	Signature	:	/s/ Çağatay Abraş

On behalf of,
Turkcell Holding Anonim Şirketi

Name	:	Sally Pryce	Name	:	Hasan Tuvan Yalım
Title	:	Director	Title	:	Director
Signature	:	/s/ Sally Pryce	Signature	:	/s/ Hasan Tuvan Yalım

Name	:	Gustav Jonas Markus Bengtsson representing Telia Resurs AB
Title	:	Director
Signature	:	/s/ Telia Resurs AB

Schedule 1- Documents to be Filed with the Istanbul Trade Registry for the Registration of the Merger

A. The documents to be submitted by TH:

(a)                                 a signed copy of this merger agreement;

(b)                                 notarized board resolutions of TH and TVF BTIH approving the Merger, this merger agreement and merger documents, adopting the accelerated merger method and explaining the grounds for such adoption;

(c)                                  the audited latest financial statements of TH;

(d)                                 TH’s petition for notification that the TH has no branch

B. The documents to be submitted by TVF BTIH:

(a)                                 a signed copy of this Merger Agreement;

(b)                                 notarized board resolutions of TH and TVF BTIH approving the Merger, this merger agreement and merger documents, adopting the accelerated merger method and explaining the grounds for such adoption;

(c)                                  the latest financial statements of TVF BTIH;

(d)                                 a report from a public accountant confirming that the share capital of TH and TVF BTIH has been paid up in full, that its creditors’ rights are not impaired by the Merger, and that the share capitals of TH and TVF BTIH are preserved;

(e)                                  The declaration of TH signed by its authorized signatories, listing the assets (including their value) held by TH with the land, intellectual property and other applicable registries, or stating that there are no such assets;

C. The documents to be submitted by both Parties:

(a)                                 format petitions to be filed with the Istanbul Trade Registry for the registration of the Merger;

(b)                                 format petitions to be filed with the Istanbul Trade Registry giving notice to creditors.

EXECUTION VERSION

EXHIBIT G

DATE 17 JUNE 2020

FRAMEWORK AGREEMENT

between

T.C. ZİRAAT BANKASI A.Ş.

TÜRKİYE VARLIK FONU

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE

TİCARET ANONİM ŞİRKETİ

LETTERONE INVESTMENT HOLDINGS S.A.

ALFA TELECOM TURKEY LIMITED

IMTIS HOLDINGS S.À R.L.

CUKUROVA FINANCE INTERNATIONAL LIMITED

ÇUKUROVA HOLDİNG A.Ş.

CUKUROVA TELECOM HOLDINGS LIMITED

TURKCELL HOLDİNG A.Ş.

SONERA HOLDING B.V.

TELIA FINLAND OYJ

THIS FRAMEWORK AGREEMENT (the “Framework Agreement” or this “Deed”) is entered into as a deed on     June 2020 by:

PARTIES

(1)                     T.C. ZİRAAT BANKASI A.Ş., a bank in the form of a joint stock company, incorporated and existing under the laws of the Republic of Turkey (registration number 1148), whose registered office is at Hacı Bayram Mahallesi Atatürk Bulvarı No:8 Altındağ, Ankara, Turkey (“Ziraat”);

(2)                     TÜRKİYE VARLIK FONU, the wealth fund of the Republic of Turkey acting through its management company TÜRKİYE VARLIK FONU YÖNETİMİ A.Ş. (TURKEY WEALTH FUND MANAGEMENT COMPANY), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TWF”);

(3)                     TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TVF BTIH”), which expression shall include any successor (whether through merger, reconstruction or otherwise);

(4)                     LETTERONE INVESTMENT HOLDINGS S.A., a company incorporated and existing under the laws of Luxembourg (registration number B181082), whose registered office is at 1-3 Boulevard de la Foire, L-1528, Luxembourg (“L1”);

(5)                     ALFA TELECOM TURKEY LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATT”);

(6)                     IMTIS HOLDINGS S.À R.L., a company incorporated and existing under the laws of Luxembourg (registration number B244621), whose registered office is at 19 rue de Bitbourg, L-1273, Luxembourg (“IMTIS Holdings”);

(7)                     CUKUROVA FINANCE INTERNATIONAL LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000029), whose registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“CFI”);

(8)                     ÇUKUROVA HOLDİNG A.Ş., a company incorporated and existing under the laws of the Republic of Turkey (registration number 475064), whose registered office is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey (“CH”);

(9)                     CUKUROVA TELECOM HOLDINGS LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000030), whose registered office is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands (“CTH”);

(10)              TURKCELL HOLDİNG A.Ş., a company incorporated and existing under the laws of the Republic of Turkey (registration number 430991), whose registered office is at Levent Mah. Cömert Sok. Yapı Kredi Plaza A-Blok No.1/A Kat.16 Beşiktaş, Istanbul, Turkey (“Turkcell Holding”);

(11)              SONERA HOLDING B.V., a company incorporated and existing under the laws of the Netherlands (registration number 33271992), whose registered office is at Rodezand 34K,3011AN Rotterdam, the Netherlands (“Sonera”); and

(12)              TELIA FINLAND OYJ, a public limited company (julkinen osakeyhtiö) existing under the laws of Finland, established at Helsinki (Finland), having its place of business at Pasilan asema-aukio 1 00520 Helsinki (Finland), registered with the National Board of Patents and Registration, the Trade Register System in Helsinki (Finland) under number 1475607-9 (“Telia Finland”).

WHEREAS

BACKGROUND

(A)                   Turkcell İletişim Hizmetleri A.Ş. is a publicly listed company incorporated and existing under the laws of the Republic of Turkey, company number: 304844, whose registered address is at Aydınevler Mah. İnönü Cad. No. 20 Küçükyalı Ofispark Maltepe/Istanbul, Turkey (“Turkcell”).

(B)                   As at the date of this Deed, Turkcell Holding is the holder of 51.0000000108182% of the total issued share capital of Turkcell which, as at the date of this Deed is 1,122,000,000.238 closely held ordinary shares (the “Turkcell Shares”).

(C)                   As at the date of this Deed, the shares in Turkcell Holding are held as follows:

(i)                         47.09% of the total issued share capital of Turkcell Holding (which as at the date of this Deed is 214,871,670 shares) is held by Telia Finland (the “Telia TH Interest”);

(ii)                      52.91% of the total issued share capital of Turkcell Holding (which as at the date of this Deed is 241,428,327 shares) is held by CTH (the “CTH TH Interest”);

(iii)                   CH holds one (1) share of the total issued share capital Turkcell Holding (the “CH TH Interest”);

(iv)                  Intercon holds one (1) share of the total issued share capital Turkcell Holding (the “Intercon TH Interest”); and

(v)                     SMYH holds one (1) share of the total issued share capital Turkcell Holding (the “SMYH TH Interest”, and the CTH TH Interest, the CH TH Interest, the SMYH TH Interest and the Intercon TH Interest together are the “Total CTH TH Interest”).

(D)                   As at the date of this Deed, CFI holds 51% (which as at the date of this Deed is 51 B shares) and ATT holds 49% (which as at the date of this Deed is 49 A shares) in each case of the total issued share capital of CTH.

(E)                    Ziraat has provided certain credit facilities to CFI (the “Facility Agreement”) and holds (as security for repayment of those facilities), inter alia, security over CH’s 100% shareholding in CFI and CFI’s 51% shareholding in CTH.

(F)                     Turkey Wealth Fund Management Company was established pursuant to Law no. 6741 on the Establishment of the Turkey Wealth fund Management Company and Amendments to Certain Law, published in the Official Gazette dated 26 August 2016 and numbered 29813, as amended. Turkey Wealth Fund is a wealth fund established by the Turkey Wealth Fund Management Company, through Turkey Wealth Fund Internal Bylaw registered with the Istanbul Trade Registry on 24 January 2017.

(G)                   IMTIS Holdings is a wholly-owned subsidiary of IMTIS. All of the depositary receipts issued by IMTIS are held by an Affiliate of ATT.

(H)                  It is the intention of the Parties to complete the Transactions (as defined below) at the end of which, inter alia:

(i)                         Telia Finland will have disposed of all of the Telia TH Interest and will no longer hold any direct or indirect ownership of shares in Turkcell (other than de minimis shares in Turkcell through its interest in Sonera);

(ii)                      CTH will have disposed of all of the CTH TH Interest and will no longer hold any direct or indirect ownership of shares in Turkcell;

(iii)                   Turkcell Holding will have ceased to exist as a separate entity and de-registered from the Istanbul Trade Registry as a result of the TH/TVF BTIH Merger;

(iv)                  IMTIS Holdings, following the TH/TVF BTIH Merger, will have acquired direct ownership of 24.8% of the shares in Turkcell (which as at the date of this Deed is 545,600,000 shares in Turkcell); and

(v)                     TVF BTIH will have acquired direct ownership of 26.2% of the shares in Turkcell (which as at the date of this Deed is 576,400,000.238 shares in Turkcell) and TVF BTIH will have acquired Control of Turkcell through its holding of Group A Shares,

(such ownership structure, the “Final Ownership Structure”).

(I)                       In order to effect the Final Ownership Structure, on or about the date hereof:

(i)                         Telia Finland and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, from Telia Finland to TVF BTIH of the Telia TH Interest (the “Telia TH Interest SPA”);

(ii)                      CTH, ATT, CFI and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, from CTH to TVF BTIH of the Total CTH TH Interest (the “Total CTH TH Interest SPA”);

(iii)                   IMTIS Holdings, ATT and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, to IMTIS Holdings of the IMTIS Holdings Shares (the “Turkcell Interest SPA”);

(iv)                  ATT, IMTIS Holdings, Telia Finland, TVF BTIH, CTH, and Turkcell Holding have entered into an escrow and custody agreement with the Escrow Agent (the “Escrow Agreement”) providing that certain Escrow Property will be held in escrow and released in accordance with the terms and conditions therein; and

(v)                     the Parties intend to enter into the transactions described herein.

(J)                       In order to implement the Final Ownership Structure, the Parties (among others) wish to effect a full and final settlement of the disputes between them as specified and on the terms set out in a deed of settlement and mutual release entered into on or about the date hereof (the “Global Settlement Deed”).

(K)                   The purpose of this Framework Agreement is to regulate and coordinate implementation by each of the Parties of each of the steps necessary to achieve simultaneous Completion under the Transaction Agreements.

(L)                    It is the intention of the Parties that this document be executed as a deed, notwithstanding one or more Parties may execute it under hand.

AGREED TERMS

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

“2019 Dividend Agreement”	means the agreement dated 6 September 2019 between CFI, ATT, Sonera, Telia Finland, CTH and Turkcell Holding, relating to the distribution of Turkcell dividends;

“ADR Program”	means the ADR facility established pursuant to the Deposit Agreement;

“Affiliate”

of a person means (a) in the case of L1 and ATT (in respect of ATT, only for so long as ATT is Controlled, directly or indirectly, by L1), L1 and each person that, directly or indirectly, through one or more intermediaries, is Controlled by L1; (b) in the case of TWF, TVF BTIH and Ziraat, TWF and each person that directly or indirectly through one or more intermediaries, is Controlled by TWF; and (c) in the case of any other Party (including ATT after it ceases to be Controlled, directly or indirectly, by L1), each person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Party; provided always that, none of the Republic of Turkey, the Turkish state, the government of the Republic of Turkey from time to time, nor Turkcell Holding, or any subsidiary of Turkcell Holding or Turkcell shall be regarded as being an Affiliate of any Party for the purposes of this Deed;

“Amended and Restated CTH Memorandum and Articles of Association”	has the meaning attributed thereto in Clause 9.1.1;

“AoA Amendments”

means the amendments to Turkcell’s articles of association as set out in Schedule 2 (Form of AoA Amendments) or as otherwise agreed in writing by each and all of the Key Parties to reflect any requirement of the CMB and / or the Turkish Ministry of Trade or to correct manifest error;

“Applicable Laws”

means in relation to any person, any and all Laws, notices, judgments, orders or rulings from any Governmental Entity or a tribunal or other assembly conducting judicial business, in each case having the force of law insofar as they apply to that person;

“Approval”

means any judgment, order, approval, consent, licence, permit, concession, decree, waiver, exemption, clearance or other authorisation, in each case, from any Governmental Entity or under the authority of any Governmental Entity;

“Arbitration Deed”	means the arbitration deed entered into between the Parties and the other parties thereto on the same date as this Deed;

“ATT CTH Receivable”	means an account receivable in the amount of US$1,575,366.75 due from CTH to ATT;

“ATT Disclosure Letter”	has the meaning given to that term under the Total CTH TH Interest SPA;

“Bankruptcy Event”

with respect to a person means the occurrence of any of the following with respect to such person:

(a)         it is unable or admits inability to pay its debts as they fall due, or is deemed or declared to be bankrupt, insolvent or unable to pay its debts under Applicable Law, suspends or threatens to suspend making payments on its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(b)         a moratorium is declared in respect of any of its indebtedness;

(c)          any corporate action, legal proceeding or other procedure or step is taken, or any petition is filed, in relation to: (i) its insolvency, bankruptcy, concordat, regulated financial restructuring, suspension of payments, moratorium of any indebtedness, winding-up, liquidation, dissolution, reorganisation, rehabilitation or administration, or any similar proceedings under Applicable Law; (ii) a composition, compromise, assignment or arrangement with any of its creditors; (iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, or other similar officer in respect of such person or any of its assets; (iv) enforcement of any Encumbrance over any of its assets; or (v) attachment, execution or other judicial seizure of all or substantially all of the assets of such person, or in each case any analogous procedure or step is taken in any jurisdiction, in each case except any corporate action, legal proceeding or other procedure, step or petition by a person other than the person in question, its shareholders or Affiliates, which is frivolous and vexatious and is discharged, stayed or dismissed within thirty (30) days of commencement;

(d)         such person or entity convenes a meeting of its creditors, or any class thereof, for the purpose of any of the procedures or steps mentioned in paragraph (c) above; or

(e)          an order for relief is entered with respect to such person under any of the procedures or steps mentioned in paragraph (c) above;

provided that a payment default under the Facility Documents (if any), any arrangement entered into with Ziraat for the purposes of the Transactions and/or the taking of any enforcement action by Ziraat under the Facility Documents (including without limitation any such steps as is described in any of paragraphs (a), (b) (c), (d) or (e) above) shall not constitute a Bankruptcy Event;

“Breaching SPA Warrantor”	has the meaning attributed thereto in Clause 11.6.1(a);

“Business Day”

means a day (except a Saturday or Sunday) on which banks are generally open for business in Istanbul, Turkey; London, England; Amsterdam, The Netherlands; Luxembourg City, Luxembourg; Stockholm, Sweden; and Tortola, the British Virgin Islands;

“BVI BCA”	has the meaning attributed thereto in Clause 3.2(c) (Actions in Preparation for the CTH Issuance and the CTH Buy-Back);

“BVI Injunction”	means the injunction granted in favour of Sonera by the ECCA in the terms set out in paragraph 1 of the Certificate of Result of Appeal dated 11 July 2013;

“BVI Registrar”	means the Registrar of Corporate Affairs (British Virgin Islands);

“Central Registration System”

means the electronic system established and monitored by the CRA pursuant to CML and Communiqué on Procedures and Principles on Keeping Records of Dematerialized Capital Market Instruments (II-13.1) adopted on 7 August 2014, where dematerialised capital markets instruments, including shares in Turkcell, and rights and records relating thereto are kept;

“CFI Disclosure Letter”	has the meaning given to that term under the Total CTH TH Interest SPA;

“CFI Safekept Documents”	has the meaning attributed thereto in the Escrow Agreement;

“CH CTH Receivable”	means an account receivable in the amount of US$1,824,068.88 due from CTH to CH, as subsequently assigned to CFI;

“CH Guarantee Beneficiary Party”	means each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland;

“CH Parties”	means CH and CFI;

“CH TH Interest”	has the meaning attributed thereto in Recital (C);

“CMB”	means the Capital Markets Board of Turkey;

“CML”	means Capital Markets Law No. 6362 of the Republic of Turkey, published in the Official Gazette dated 30 December 2012 and numbered 28513, as amended;

“Completion”	has the meaning given to that term under Clause 8.8.1 (Completion);

“Completion Conditions”	has the meaning attributed thereto in Clause 6.1 (Completion Conditions);

“Completion Date”	has the meaning attributed thereto in Clause 8.8.1 (Completion);

“Conditions Precedent to the Convocation of the Turkcell General Assembly”	has the meaning attributed thereto in Clause 3.10.1;

“Control”

means the:

(i)             possession, directly or indirectly, of the power to direct, or cause the direction of, management and policies of a person whether through the ownership of voting securities, by agreement or otherwise;

(ii)          power to elect more than half of the directors, partners or other individuals exercising similar authority with respect to a person; or

(iii)       possession, directly or indirectly, of a voting interest in excess of 50% in a person,

and the terms Controlled by or under common Control with shall be construed accordingly;

“Conversion Turkcell Shares”	has the meaning attributed thereto in Clause 3.3.1;

“CRA”	means the Turkish Central Registry Agency;

“CTH Buy-Back”	has the meaning attributed thereto in Clause 8.6 (CTH Buy-Back);

“CTH Corporate Documents”	means, collectively, the CTH Memorandum and Articles of Association, the CTH SHA and the Ziraat Deed of Confirmation;

“CTH Interim Accounts”	has the meaning attributed thereto in Clause 3.2(c) (Actions in Preparation for the CTH Issuance and the CTH Buy-Back);

“CTH Issuance”	has the meaning attributed thereto in Clause 8.5 (CTH Issuance);

“CTH Memorandum and Articles of Association”

means the amended and restated Memorandum of Association and Articles of Association of CTH in full force and effect as of the date hereof, filed with the BVI Registrar on 25 November 2005, as amended from time to time;

“CTH Registered Agent”	means Harneys Corporate Services Limited, in its capacity as CTH’s registered agent, which expression includes such ever other person as may be the registered agent of CTH at the applicable time;

“CTH SHA”	means the shareholders agreement in respect of CTH between ATT, CFI and CTH, dated 20 September 2005;

“CTH SPA Claim”	has the meaning given to that term under the Turkcell Interest SPA;

“CTH Subsidiaries”	means CTI and Intercon;

“CTH TH Interest”	has the meaning attributed thereto in Recital (C);

“CTI”

means Cukurova Telecom International Limited, a company registered in the British Virgin Islands, whose registered address is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands;

“Deed of Termination”	has the meaning given to that term under the Global Settlement Deed;

“Deposit Agreement”

means the amended and restated Deposit Agreement amongst Citibank N.A., as Depositary, Turkcell and the holders of American Depositary Shares (each representing 2.5 shares in Turkcell) dated 6 July 2011, as amended;

“Designated Solicitors”	means, collectively, Milbank LLP, Skadden, Arps, Slate, Meagher and Flom (UK) LLP, and Sullivan & Cromwell LLP;

“Designated Solicitors Instructions”	has the meaning attributed thereto in Clause 3.5.1(b);

“Disclosure Letter”	means each of the ATT Disclosure Letter, the CFI Disclosure Letter and the Telia Disclosure Letter;

“ECCA”	means the Court of Appeal of the Eastern Caribbean Supreme Court;

“Encumbrance”

means any encumbrance, debenture, mortgage, blocking order, court decision, court order, injunction, arrest, execution order, order preventing the sale of any assets, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right to require accession, right of first refusal or right of pre-emption), or any agreement or arrangement to create any of the same and “Encumber” shall be construed accordingly;

“Escrow Agent”	means the escrow agent under the Escrow Agreement, whether acting in its capacity as escrow agent or custodian;

“Escrow Agent Instructions”	means the written instructions to the Escrow Agent in the forms set out in Schedule 3 (Form of Escrow Agent Instructions);

“Escrow Agreement”	has the meaning attributed thereto in Recital (I)(iv);

“Escrow Party”	means each party to the Escrow Agreement (other than the Escrow Agent);

“Escrow Property”	has the meaning attributed thereto in the Escrow Agreement;

“Exit Right Communiqué”	means the Communiqué No. II-23.1 on Common Principles Regarding Material Transactions and the Exit Right published in the Official Gazette numbered 28861 and dated 24 December 2013, as amended from time to time or superseded by another Communiqué issued by the CMB covering exit rights;

“Facility Agreement”	has the meaning attributed thereto in Recital (E);

“Facility Documents”	has the meaning given to that term in the Global Settlement Deed;

“Fee Letter”	has the meaning attributed thereto in the Escrow Agreement;

“Final Ownership Structure”	has the meaning attributed thereto in Recital (H);

“First Release Documents”	has the meaning attributed thereto in the Escrow Agreement;

“Global Settlement Deed”	has the meaning attributed thereto in Recital (J);

“Governmental Entity”

means any legislative, executive, judicial, tax, enforcement, supervisory, administrative, independent regulatory, or other body, authority, agency, bureau, branch, department, division, commission, court, tribunal, official, multi-national organisation, quasi-governmental body, or other similar recognised organisation or body, in each case of any national, federal, regional, municipal, local or foreign government, or any other similarly recognised organisation, body or official exercising regulatory authority, including the CMB, ITCA and the Turkish Competition Board;

“Group A Shares”	means 15% of the total issued and outstanding shares of Turkcell classified as a separate class of Group A Shares pursuant to the AoA Amendments;

“GSA Disclosure Letter”	has the meaning given to that term under the Global Settlement Deed;

“ICC”	means the International Court of Arbitration of the International Chamber of Commerce;

“Implementation Committee”	has the meaning attributed thereto in Clause 3.7.1 (Implementation Committee);

“IMTIS”

means International Mobile Telecom Investment Stichting Administratiekantoor, a foundation (stichting) incorporated and existing under the laws of The Netherlands (registration number 78186471), whose registered office is at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands;

“IMTIS Holdings Shares”	means all of the Conversion Turkcell Shares, cumulatively representing 24.8% of the total outstanding ordinary shares of Turkcell;

“Informing Party”	has the meaning attributed thereto in Clause 11.6.2(a);

“Initial Application Date”	has the meaning attributed thereto in Clause 8.3.4;

“Intercon”

means Intercon Danışmanlık Ve Eğitim Hizmetleri A.Ş., a company registered in Turkey, whose registered address is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey;

“Intercon TH Interest”	has the meaning attributed thereto in Recital (C);

“ITCA”	means the Turkish Information Technologies and Communications Authority;

“Key Parties”	means ATT, Telia Finland, TVF BTIH and Ziraat;

“Key SPAs”	means: (i) the Total CTH TH Interest SPA; (ii) the Telia TH Interest SPA; and (iii) the Turkcell Interest SPA;

“Law”

means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, communiqué, decision, resolution, decree, executive order, or other similar act enacted, adopted, promulgated, or applied by any Governmental Entity, each as in effect from time to time;

“Leakage”

means each and any of the following:

(i)             any dividend or other distribution (whether in cash or in specie) declared, paid or made, or agreed to be made, by Turkcell Holding to or for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(ii)          any payment made or agreed to be made by Turkcell Holding to or for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons for the purchase, redemption or repayment of any share capital, loan capital or other securities of Turkcell Holding, or any other return of capital to or for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(iii)       any payment of any other nature made by Turkcell Holding to or for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons (including royalty payments, management fees, monitoring fees, interest payments, loan payments, service or directors’ fees, bonuses or other compensation of any kind);

(iv)      any transfer or surrender of assets, rights or other benefits by Turkcell Holding to or for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(v)         Turkcell Holding assuming or incurring any liability or obligation for the benefit of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(vi)      the provision of any guarantee or indemnity or the creation of any Encumbrance by Turkcell Holding in favour, or for the benefit, of CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(vii)             any waiver, discount, deferral, release or discharge by Turkcell Holding of: (i) any amount, obligation or liability owed to it by CFI, ATT, Telia Finland or CTH or any of their respective Related Persons; or (ii) any claim (howsoever arising) against CFI, ATT, Telia Finland or CTH or any of their respective Related Persons;

(viii)          any agreement, arrangement or other commitment by Turkcell Holding to do or give effect to any of the matters referred to in paragraphs (i) to (vii) (inclusive) above; and

(ix)                any Tax paid or due and payable by Turkcell Holding as a result of or in respect of any of the matters set out in paragraphs (i) to (viii) (inclusive) above,

provided always that, in each case, (x) the deduction from and set-off of any advance dividend receivable owed to Turkcell Holding from CTH in the amount of TRY 137,326,675.23 from and against the net trading profit of Turkcell Holding as at the Locked Box Accounts Date pursuant to a board resolution of Turkcell Holding dated 9 June 2020; (y) the payment of TRY 71,198 to Telia Finland, in settlement of the payable of the same amount due from Turkcell Holding to Telia Finland, pursuant to a board resolution of Turkcell Holding dated 15 June 2020; and (z) the payment of any Tax incurred by Turkcell Holding directly as a result of or in respect of the conversion of Turkcell Holding Cash in accordance with Clause 3.4 shall not, in the case of (x) to (z), constitute Leakage;

“L1 Guarantee Beneficiary Party”	means each of TWF, TVF BTIH, Ziraat, Sonera and Telia Finland;

“L1 Guaranteed Party”

means each of IMTIS Holdings, IMTIS, ATT and any person which is required to execute and deliver a Transferee Deed of Adherence in accordance with Clause 11.8.2 (IMTIS Holdings Transferee Deed of Adherence);

“L1 Guaranteed Parties Post-Completion Liability Cap”	has the meaning attributed thereto in Clause 13.1.9(b);

“L1 Guaranteed Parties Pre-Completion Liability Cap”	has the meaning attributed thereto in Clause 13.1.9(a);

“Loan Note 1”	means the loan note in the Loan Note 1 Amount to be issued by TVF BTIH to CTH under the Total CTH TH Interest SPA, substantially in the form set out in Schedule 4 (Form of Loan Note 1);

“Loan Note 1 Amount”

means an amount in US$ that is equal to (a) the market value of the IMTIS Holdings Shares calculated in US$ at the Reference Exchange Rate on the Completion Date by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the Business Day immediately prior to the Completion Date minus (b) the Loan Note 3 Amount;

“Loan Note 1 Deed of Assignment”	means a deed of assignment of Loan Note 1 from CTH to IMTIS Holdings in the form of Schedule 7 (Form of Loan Note Deed of Assignment);

“Loan Note 1 TWF Deed of Assignment”	has the meaning attributed thereto in the Turkcell Interest SPA;

“Loan Note 2”	means the loan note in the Loan Note 2 Amount to be issued by TVF BTIH to CTH under the Total CTH TH Interest SPA, substantially in the form set out in Schedule 5 (Form of Loan Note 2);

“Loan Note 2 Amount”	means US$1,604,576,501.00;

“Loan Note 2 Deed of Assignment”	means a deed of assignment of Loan Note 2 from CTH to Ziraat in the form of Schedule 7 (Form of Loan Note Deed of Assignment);

“Loan Note 3”	means the loan note in the Loan Note 3 Amount to be issued by TVF BTIH to IMTIS Holdings under Clause 3.6.1, substantially in the form set out in Schedule 6 (Form of Loan Note 3);

“Loan Note 3 Amount”	means an amount in US$ that is equal to the sum of (a) US$333,556,415 and (b) the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) US$58,082;

“Loan Note 3 Deed of Assignment”	has the meaning attributed thereto in the Turkcell Interest SPA;

“Loan Notes”	means, collectively, Loan Note 1, Loan Note 2 and Loan Note 3;

“Locked Box Accounts”	has the meaning attributed thereto in the Telia TH Interest SPA;

“Locked Box Accounts Date”	means 31 May 2020;

“MERSIS”	means Merkezi Sicil Kayıt Sistemi;

“Order”	means any writ, order, judgment, injunction, settlement, decision, award, ruling, subpoena, verdict or decree entered, issued, made or rendered by any Governmental Entity;

“Partial Escrow Release”	has the meaning attributed thereto in Clause 8.3.1;

“Parties”	means the parties to this Deed and each of them a “Party”;

“Permitted Transferees”	has the meaning attributed thereto in Clause 11.8.1(a)(i);

“Reference Exchange Rate”

means, on any date (the “reference date”) the US$/TRY exchange rate effective on the date (the “fixing date”) that is one (1) Business Day prior to the reference date at 3:00 p.m. GMT published under Bloomberg ticker “TRY BGN CURNCY” with reference to the fixing date;

“Registration Fee”	has the meaning attributed thereto in Clause 3.3.1(b);

“Related Person”	means: (i) in the case of the first person, any such other person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under Common control with, such first person;

(ii)        in the case of a person who is an individual, any spouse, domestic partner and/or lineal descendant by blood or adoption of that individual or any person(s) acting in the capacity of trustee(s) of a trust of which that individual is the settlor; and

(iii)       in the case of a partnership, any nominee or trustee of the partnership, the partners in that partnership or their nominees, any general partner of the partnership, any investment manager or investment adviser to the person, any parent undertaking or subsidiary undertaking of any such general partner, investment manager or investment adviser and any other investment fund managed or advised by any such person or any direct or indirect investor in any fund that directly or indirectly holds interests in the partnership, and so that a Related Person of any person which itself is a Related Person of any other person (either as a result of the operation of paragraphs (i) to (iii) (inclusive) above or through the operation of this sub-clause), shall also be deemed to be a Related Person of that other person;

“Relevant CTH Actions”	has the meaning attributed thereto in Clause 8.6.3(a);

“Relevant Financing Transaction”	has the meaning attributed thereto in Clause 11.8.1(b)(ii);

“Representative”	means, in relation to any person, such person’s directors, officers, employees, lawyers, accountants, bankers or other advisers, agents, insurers, consultants, sub-contractors or brokers;

“Request to the Turkcell Board”	has the meaning attributed thereto in Clause 4.1.1;

“Requesting Party”	has the meaning attributed thereto in Clause 9.3 (Additional ITCA Approvals);

“Relevant Dividend Amount”	has the meaning attributed thereto in Clause 5.1(b);

“Residual Escrow Property”	means the Escrow Property other than the First Release Documents and the Second Release Documents;

“Second Release Documents”	has the meaning attributed thereto in the Escrow Agreement;

“SMYH”

means Sınai ve Mali Yatırımlar Holding A.Ş, a company registered in Turkey, whose registered address is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey;

“SMYH TH Interest”	has the meaning attributed thereto in Recital (C);

“SPA Warrantor”	has the meaning attributed thereto in Clause 11.6.1 (Conduct of Warranty Claims);

“Suspension Period”	has the meaning attributed thereto in Clause 11.9 (2019 Dividend Agreement);

“Target Turkcell General Assembly Date”	has the meaning attributed thereto in Clause 4.1.2(a);

“Tax”	any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, together with all related penalties, fines, surcharges and interest;

“Telia Disclosure Letter”	has the meaning given to that term under the Telia TH Interest SPA;

“Telia TH Interest”	has the meaning attributed thereto in Recital (C);

“Telia TH Interest SPA”	has the meaning attributed thereto in Recital (I)(i);

“Telia TH Interest SPA Implementation”	has the meaning attributed thereto in Clause 8.3.2(k);

“Telia Parties”	means Telia Finland and its Affiliates;

“Telia Parties Liability Cap”	has the meaning attributed thereto in Clause 13.4(a);

“Termination Date”	means 15 January 2021;

“TH Articles of Association”	means the articles of association of Turkcell Holding in full force and effect as of the date hereof, filed with the Istanbul Trade Registry on 28 December 1999, as amended from time to time;

“TH Attorneys”	has the meaning attributed thereto in Clause 5.2;

“TH Corporate Documents”	means, collectively, the TH Articles of Association and the TH SHA;

“TH Nominal Shares”	means, collectively, the CH TH Interest, the Intercon TH Interest and the SMYH TH Interest;

“TH Retained Dividends”	has the meaning attributed thereto in Clause 11.9 (2019 Dividend Agreement);

“TH SHA”

means the shareholders agreement in respect of Turkcell Holding between Telia Finland, CH, Yapı ve Kredi Bankası A.Ş., Pamukbank T.A.Ş., Turkiye Genel Sigorta A.Ş. and Pamuk Factoring A.Ş., dated 21 October 1999;

“TH/TVF BTIH Merger”	means the short-form (accelerated) merger of Turkcell Holding with and into TVF BTIH pursuant to the TH/TVF BTIH Merger Agreement;

“TH/TVF BTIH Merger Agreement”	means the merger agreement regulating the terms of the TH/TVF BTIH Merger, substantially in the form set out in Schedule 8 (Form of TH/TVF BTIH Merger Agreement);

“TH/TVF BTIH Merger Documents”	has the meaning attributed thereto in Clause 3.1.2;

“TH/TVF BTIH Merger Registration”	has the meaning attributed thereto in Clause 8.3.2(e);

“Third Party Claim”	has the meaning attributed thereto in Clause 11.6.2(a);

“Third Party Claim Proceedings”	has the meaning attributed thereto in Clause 11.6.2(c);

“Total CTH TH Interest”	has the meaning attributed thereto in Recital (C);

“Total CTH TH Interest SPA”	has the meaning attributed thereto in Recital (I)(ii);

“Total CTH TH Interest SPA Implementation”	has the meaning attributed thereto in Clause 8.3.2(k);

“Transaction Agreements”

means:

(i)                           this Framework Agreement;

(ii)                              the Global Settlement Deed;

(iii)                           the Telia TH Interest SPA;

(iv)                          the Total CTH TH Interest SPA;

(v)                             the Turkcell Interest SPA;

(vi)                          the TH/TVF BTIH Merger Agreement;

(vii)                       the Escrow Agreement;

(viii)                    Loan Note 1;

(ix)                          Loan Note 2;

(x)                             Loan Note 3;

(xi)                          the Loan Note 1 Deed of Assignment;

(xii)                       the Loan Note 2 Deed of Assignment;

(xiii)                    the Loan Note 1 TWF Deed of Assignment;

(xiv)                   the Loan Note 3 Deed of Assignment;

(xv)                      each Disclosure Letter;

(xvi)                   each GSA Disclosure Letter;

(xvii)                each Deed of Termination;

(xviii)             the Arbitration Deed; and

(xix)                   any other agreement, document, instrument and/or certificate contemplated herein and therein and designated as a Transaction Agreement by the Key Parties,

provided that neither the TH/TVF BTIH Merger Agreement nor any Deed of Termination shall be a Transaction Agreement for the purpose of clause 15.2 of the Global Settlement Deed and clause 2 (Arbitration) of the Arbitration Deed, and for the avoidance of doubt, although scheduled to this Deed, none of the AoA Amendments, the TVF/BTIH SPV Merger Agreement, the TVF/BTIH Merger Board Resolutions, TVF/BTIH Merger Board Declaration, the TVF/BTIH Merger ITR Petition, the Turkcell General Assembly Agenda, the Turkcell BoD Announcement, the AOA Approval Announcement and the Turkcell Holding POA shall be a Transaction Agreement, whether for the purpose of clause 2 (Arbitration) of the Arbitration Deed or otherwise;

“Transactions”	means the transactions contemplated by the Transaction Agreements;

“Transfer”

means, whether directly or indirectly, any sale, assignment, disposition, transfer, Encumbrance, grant, hypothecation, assignment, novation, mortgage, lease, or any other voluntary or involuntary arrangement or transaction (including any option agreement, total return swap or any other derivative transaction) which would allow any other person the right, directly or indirectly, to participate in the income, capital growth or voting rights of any shares in Turkcell, or any merger, business combination, consolidation or other reorganisation, in whole or in part, voluntary or by operation of Law that would have a similar effect;

“Transferee Deed of Adherence”	means a deed of adherence to the Transaction Agreements in the form of Schedule 31 (Form of Transferee Deed of Adherence);

“Turkcell”	has the meaning attributed thereto in Recital (A);

“Turkcell Board”	means the board of directors of Turkcell as constituted from time to time;

“Turkcell BoD Announcement”	has the meaning attributed thereto in Clause 4.1.2(c);

“Turkcell BoD Resolution”	has the meaning attributed thereto in Clause 4.1.2(b);

“Turkcell GA Convocation Long Stop Date”	means 7 December 2020;

“Turkcell General Assembly”	means the general assembly of shareholders of Turkcell (whether annual or extraordinary) which includes the approval of the AoA Amendments as an agenda item;

“Turkcell General Assembly Convocation Date”	means the date on which the Request to the Turkcell Board is made;

“Turkcell General Assembly Date”	means the date of the Turkcell General Assembly;

“Turkcell Holding”	has the meaning attributed thereto in the Preamble;

“Turkcell Holding Cash”	means a cash amount equal to TRY 253,039,722;

“Turkcell Holding General Assembly”	means the ordinary general assembly meeting of shareholders of Turkcell Holding pertaining to the special fiscal year of 1 June 2019-31 May 2020;

“Turkcell Holding POA”	has the meaning attributed thereto in Clause 5.2;

“Turkcell Interest SPA”	has the meaning attributed thereto in Recital (I)(iii);

“Turkcell Shares”	has the meaning attributed thereto in Recital (B);

“TWF Guarantee Beneficiary Party”	means each of ATT, L1, IMTIS Holdings, Sonera and Telia Finland;

“TWF Guaranteed Party”	means TVF BTIH and any person which is required to execute and deliver a Transferee Deed of Adherence in accordance with

Clause 11.8.3 (TVF BTIH Transferee Deed of Adherence);

“TWF Parties”	means TWF and its Affiliates;

“TWF Parties Post-Completion Liability Cap”	has the meaning attributed thereto in Clause 13.2.8(b);

“TWF Parties Pre-Completion Liability Cap”	has the meaning attributed thereto in Clause 13.2.8(a);

“Utilisation Fee”	has the meaning attributed thereto in the Fee Letter;

“Warranty Claim”	has the meaning attributed thereto in Clause 11.6.1; and

“Ziraat Deed of Confirmation”	means the deed of confirmation between Ziraat, CFI and ATT, dated 28 July 2014.

1.2                               Construction

In this Deed:

(a)                                 in construing this Deed, the so-called “ejusdem generis” rule does not apply, and in particular, any phrase introduced by the terms “include”, “including”, “in particular” or any similar expression shall be construed as illustrative and without limitation and shall not limit the sense of the words preceding such terms;

(b)                                 references to this Deed (or to a provision thereof) include this Deed (or such provision thereof) as amended or supplemented in accordance with its terms from time to time;

(c)                                  a reference to a Recital, clause, paragraph or Schedule is, unless stated otherwise, a reference to a recital, clause or paragraph of, or schedule to, this Deed;

(d)                                 a reference in a Schedule to a paragraph is, unless otherwise stated, a reference to a paragraph in that Schedule;

(e)                                  a reference to any statute or statutory provision is a reference to that statute or statutory provision as re-enacted, amended or extended before the date of this Deed and includes a reference to any subordinate legislation (as re-enacted, amended or extended) made under it before the date of this Deed;

(f)                                   a reference to a “person” includes any individual, company, corporation, firm, partnership, joint venture, association, state, state agency, institution or trust (whether or not having a separate legal personality) and references to a “company” include any company, corporation or other body corporate, wherever and however incorporated or established;

(g)                                  references to any person or a Party shall include that person’s personal Representatives, executors, administrators, successors, permitted substitutes taking by novation and permitted assigns;

(h)                                 if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(i)                                     any reference to “writing” or “written” includes any legible reproduction of words delivered in permanent and tangible form but does not include instant messenger messages or mobile phone text message (SMS);

(j)                                    if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(k)                                 references to “$” or “dollar” or “US$” shall be references to the lawful currency of the United States from time to time;

(l)                                     references to “TRY” or “Turkish Lira” shall be references to the lawful currency of the Republic of Turkey from time to time;

(m)                             a reference to one gender is a reference to all or any genders, and references to the singular include the plural and vice versa; and

(n)                                 in relation to a limited liability partnership, references to “directors” or “employees” shall be taken as a reference to the members and (where applicable) employees of that limited liability partnership.

1.3                               The Schedules form part of this Deed and a reference to “this Deed” includes its Schedules.

1.4                               The contents page and headings in this Deed do not affect its interpretation.

1.5                               References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Deed.

1.6                               The Parties acknowledge and agree that, upon the TH/TVF BTIH Merger Registration:

(a)                                 all rights of Turkcell Holding under this Deed and the other Transaction Agreements shall pass to, and be assumed by, TVF BTIH by operation of Applicable Law;

(b)                                 all obligations of Turkcell Holding in this Deed or the other Transaction Agreements which arise upon or after the TH/TVF BTIH Merger Registration shall pass to, and be assumed by, TVF BTIH by operation of Applicable Law; and

(c)                                  no Party will have any rights to vary or terminate this Deed and any other Transaction Agreement as a result of the TH/TVF BTIH Merger.

2.                                      REGULATORY APPROVALS

2.1                               The Parties agree that the Approvals required to carry out the Transactions are those set out at Schedule 1 (Transaction Approvals) and that in respect of each Approval described therein the primary responsibility for obtaining such Approval is of the Party or Parties set out under the first column of that table under “Parties Responsible”.

2.2                               Each Party that has primary responsibility for obtaining each Approval described in Schedule 1 (Transaction Approvals) shall use its reasonable endeavours to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary (subject to and as required under any Applicable Laws) to seek and obtain such Approvals for the purpose of the Transactions in accordance with and within the time periods set out in Schedule 1 (Transaction Approvals).

2.3                               All Parties shall use their respective reasonable endeavours to cooperate and collaborate with each other Party to obtain the Approvals any Party is required to obtain for the purpose of the Transactions in accordance with and within the time periods set out in Schedule 1 (Transaction Approvals).

2.4                               The Key Parties and Turkcell Holding shall use their respective reasonable endeavours to cooperate and collaborate with Turkcell to notify all relevant persons as may be required in connection with the Transactions under any applicable concession agreements or other contracts to which Turkcell or any of its Affiliates are a party.

2.5                               Each Party shall, promptly (and in any case within the relevant time period set out by the relevant Governmental Entity, if any): (a) following request by another Party, provide to such Party any documents and information which are required (i) for the initial applications to be made to the Governmental Entities and (ii) in response to any inquiries or requests for additional information and documentary materials from any Governmental Entity in connection with the Transactions; and (b) promptly following any inquiries or requests for additional information and documentary materials received by such Party from any Governmental Entity in connection with the Transactions, provide such additional information and documentary materials to the Governmental Entity.

2.6                               Each Party shall, to the extent permitted to do so under Applicable Laws relating to the sharing of information and subject to any confidentiality restrictions:

(a)                                 promptly provide each Key Party (to the extent all other Key Parties have not already received it) with copies of any written communication received by such Party from any Governmental Entity regarding the Approvals set out at Schedule 1 (Transaction Approvals);

(b)                                 promptly keep each Key Party informed of all material discussions with any Governmental Entity in respect of any filings, investigations or other inquiries in connection with the Approvals set out at Schedule 1 (Transaction Approvals); and

(c)                                  to the extent provided in a timely manner, take into account each Key Party’s reasonable comments about the proposed form, timing, nature and extent of the applicable filing or submission, provided that no Party shall be required to share any information which is, in its reasonable opinion, commercially sensitive and any such information may be redacted from documents before provision of such documents to the Key Parties; provided further that such Party shall give explanations for redactions (and clarifications to the text of redacted written correspondence, where necessary) upon request by any Key Party.

2.7                               If any administrative or judicial action or proceeding is instituted or threatened in writing to be instituted to challenge the Transactions, each of the Parties shall use its reasonable endeavours to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or delays consummation of the Transactions.

2.8                               No Party shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Approval required to be obtained prior to Completion.

2.9                               No Party shall take any steps or deliberately make public any information (except as required by Applicable Laws) that materially deviates from the information set out in the filings seeking Approvals and that might reasonably be expected to be likely to worsen the chances of obtaining the required Approvals.

2.10                        Notwithstanding the foregoing or any other covenant herein contained, no Party shall be required to offer to, agree to, sell, divest or hold separate or take any other action with respect to any assets, businesses or interests in any assets or businesses of any Party or any of their respective Affiliates (or to consent to any sale, divestiture or hold separate, or agreement to sell, divest, or hold separate by any Party or any of their respective Affiliates, of any of its or their assets, businesses, or interests) in order to obtain any approval, consent, confirmation or waiver pursuant to this Clause 2 (Regulatory Approvals).

3.                                      TURKCELL GENERAL ASSEMBLY CONVOCATION CONDITIONS

3.1                               Actions in Preparation for the TH/TVF BTIH Merger

3.1.1                     As soon as practicable following the date of this Deed, Turkcell Holding shall, and each of Telia Finland, CTH, ATT and CFI shall, to the extent they are not prohibited from doing so by Applicable Law and in accordance with Applicable Law, take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to, prepare or cause to be prepared the following documents and information required for the TH/TVF BTIH Merger, in a form and with validity dates as required to permit the TH/TVF BTIH Merger to occur in accordance with Clause 8 (Transaction Steps on the Completion Date):

(a)                                 the audited interim financial statements of Turkcell Holding, for the period starting on the Locked Box Accounts Date and ending on a date falling no more than forty (40) calendar days prior to the date of convocation of the Turkcell General Assembly;

(b)                                 a report from a public accountant confirming that the share capital of Turkcell Holding has been paid up in full, that its creditors’ rights are not impaired by the TH/TVF BTIH Merger, and that the share capital of Turkcell Holding is preserved;

(c)                                  the TH/TVF BTIH Merger Agreement;

(d)                                 board resolutions of Turkcell Holding approving the TH/TVF BTIH Merger, the TH/TVF BTIH Merger Agreement and the TH/TVF BTIH Merger Documents, adopting the accelerated merger method and explaining the grounds for such adoption in the form set out in Schedule 9 (Form of TH/TVF BTIH Merger Board Resolutions);

(e)                                  board of directors’ declaration of Turkcell Holding listing the assets (including their value) held by Turkcell Holding with the land, intellectual property and other applicable registries, or stating that there are no such assets in the form set out in Schedule 10 (Form of TH/TVF BTIH Merger Board Declaration);

(f)                                   petitions to be filed with the Istanbul Trade Registry for the registration of the TH/TVF BTIH Merger and giving notice to creditors as required under Applicable Laws in the form set out in Schedule 11 (Form of TH/TVF BTIH Merger ITR Petition); and

(g)                                  any additional documentation or information necessary or advisable in order to permit the parties to the TH/TVF BTIH Merger Agreement to enter into, and to approve, the TH/TVF BTIH Merger Agreement, and to register the TH/TVF BTIH Merger

(including tax declarations which must be filed jointly by Turkcell Holding and TVF BTIH within thirty (30) days following the TH/TVF BTIH Merger Registration).

3.1.2                     As soon as practicable following the date of this Deed, TVF BTIH shall prepare or cause to be prepared the following documents and information for TVF BTIH, in a form and with validity dates as required to permit the TH/TVF BTIH Merger to occur in accordance with Clause 8 (Transaction Steps on the Completion Date):

(a)                                 the most recently issued financial statements of TVF BTIH;

(b)                                 a report from a public accountant confirming that the share capital of TVF BTIH has been paid up in full, that its creditors’ rights are not impaired by the TH/TVF BTIH Merger and that the share capital of TVF BTIH is preserved;

(c)                                  the TH/TVF BTIH Merger Agreement;

(d)                                 board resolutions of TVF BTIH approving the TH/TVF BTIH Merger, the TH/TVF BTIH Merger Agreement and the TH/TVF BTIH Merger Documents, adopting the accelerated merger method and explaining the grounds for such adoption in the form set out in Schedule 9 (Form of TH/TVF BTIH Merger Board Resolutions);

(e)                                  petitions to be filed with the Istanbul Trade Registry for the registration of the TH/TVF BTIH Merger and giving notice to creditors as required under Applicable Laws in the form set out in Schedule 11 (Form of TH/TVF BTIH Merger ITR Petition); and

(f)                                   any additional documentation or information necessary or advisable in order to permit the parties to the TH/TVF BTIH Merger Agreement to enter into, and to approve, the TH/TVF BTIH Merger Agreement, and to register the TH/TVF BTIH Merger (including tax declarations which must be filed jointly by Turkcell Holding and TVF BTIH within thirty (30) days following the TH/TVF BTIH Merger Registration).

(together with the documents and information set forth in Clause 3.1.1, the “TH/TVF BTIH Merger Documents”).

3.2                               Actions in Preparation for the CTH Issuance and the CTH Buy-Back

As soon as practicable following the date of this Deed:

(a)                                 each of ATT and Ziraat (with CFI’s consent thereon) shall deliver to the board of directors of CTH an executed copy of the shareholder resolutions of CTH in the form set out in Schedule 12 (Form of CTH Issuance M&A Amendments Shareholder Resolutions);

(b)                                 a resolution of the board of directors of CTH shall be passed and adopted in the form set out in Schedule 13 (Form of CTH Board Resolutions); and

(c)                                  CTH shall, and each of ATT, CFI and Ziraat shall take all necessary actions (through the exercise of voting rights and otherwise) to cause CTH to: (i) file (and to cause to be registered) a notice with the Registrar in the approved form to elect to cease registration of changes in the CTH register of members in accordance with Section 43A of the BVI Business Companies Act, 2004 (as amended) (the “BVI BCA”) of the British Virgin Islands; (ii) promptly following the receipt of the executed copy of the shareholder resolutions in the form set out in Schedule 12 (Form of CTH Issuance M&A Amendments Shareholder Resolutions) instruct and cause the CTH Registered Agent to file (and cause to be registered with the BVI Registrar using the BVI Registrar’s premium service) a notice of amendment of the CTH Memorandum and Articles of Association in accordance with Section 13(1) of the BVI BCA together with a notice of change in the maximum number of shares that CTH is authorised to issue (by increasing the maximum number of shares that CTH is authorised to issue by the amount of 0.49 A Shares and 0.51 B Shares) in accordance with Section 40(1) of the BVI BCA, and (iii) prepare or cause to be prepared, executed, delivered and registered all of the documents and information, and the taking of all necessary actions, required for (in order) each of (a) the CTH Issuance; and (b) the CTH Buy-Back to take effect in accordance with Clause 8.3.2(j) and 8.8 (Completion), including preparation of the interim financial statements of CTH by CTH, CFI and ATT (it being acknowledged that Ziraat shall not have any responsibility in relation thereto) so as to reflect CTH’s financial position (both as to balance sheet and cash flow) as at the time the CTH Buy-Back is implemented in accordance with Clauses 8.3.2(j), 8.6 and 8.8 (Completion) (the “CTH Interim Accounts”).

3.3                               Conversion of Turkcell Holding’s Closely Held Turkcell Shares

3.3.1                     Subject to Clauses 3.3.2 and 3.3.3, below, as soon as practicable following the date of this Deed, Turkcell Holding shall, and each of Telia Finland, CTH, ATT and CFI shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to, convert 545,600,000 of the closely held Turkcell Shares, cumulatively representing 24.8% of the total outstanding ordinary shares of Turkcell, into tradable ordinary shares of Turkcell (the “Conversion Turkcell Shares”), including by causing Turkcell Holding to take the following actions:

(a)                                 adopt a board resolution (requiring the affirmative vote of all members of the board of directors of Turkcell Holding (at the relevant time)) authorising the conversion of the closely held Conversion Turkcell Shares and granting all relevant powers to one (1) ATT nominated member, one (1) CFI nominated member and one (1) Telia Finland nominated member of the board of directors of Turkcell Holding, acting jointly but not severally, to carry out all necessary actions to convert the closely held Conversion Turkcell Shares into tradeable ordinary shares;

(b)                                 issue a notice to ATT setting out the details of the anticipated amount to be paid by or on behalf of Turkcell Holding for the conversion of the closely held Conversion Shares (the “Registration Fee”) and all supporting calculations, complying with ATT’s reasonable instructions with respect thereto;

(c)                                  promptly instruct the intermediary through which the Conversion Turkcell Shares are held by Turkcell Holding to submit to the CRA (through the Central Registration System) a request for conversion of the closely held Conversion Turkcell Shares into tradable ordinary shares of Turkcell, and for disclosure to be made by the CRA in respect of such conversion; and

(d)                                 on receipt of the notification of the amount of the Registration Fee from the CMB, deliver such notification to ATT.

3.3.2                     ATT undertakes to and shall, as a condition precedent to the conversion of the closely held Conversion Turkcell Shares into tradeable ordinary shares of Turkcell, as soon as reasonably practicable after delivery of the notification pursuant to Clause 3.3.1(d), pay (on behalf of Turkcell Holding) the Registration Fee in Turkish Lira in immediately available funds directly to the relevant CMB account in accordance with the notification described under paragraph 3.3.1(d) above.

3.3.3                     It is acknowledged and agreed by each of Telia Finland, CFI, ATT, CTH and TH that the Transfer of any Turkcell Share is an “Important Decision” as that term is defined in, and for the purposes of, the TH SHA. Further, as a condition precedent to the conversion of the closely held Conversion Turkcell Shares into tradeable ordinary shares of Turkcell, the board of directors of Turkcell Holding shall adopt a resolution (requiring the affirmative vote of all members of the board of directors of Turkcell Holding (at the relevant time)) providing that, following such conversion and in the event of termination of this Deed in accordance with Clause 14.1, Turkcell Holding will not Transfer any Conversion Turkcell Share without the approval of at least five (5) of the members of the Board of Turkcell Holding (at the relevant time) in advance and in accordance with clause 4.03 of the TH SHA.

3.4                               Conversion of Turkcell Holding Cash

3.4.1                     As soon as practicable following the date of this Deed, Turkcell Holding shall, and each of Telia Finland, CTH, ATT and CFI shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to:

(a)                                 convert all of the Turkcell Holding Cash from Turkish Lira to US Dollars over a period of ten (10) consecutive Business Days, by converting an amount equivalent to TRY 25,303,972.2 on each such Business Day, such converted cash being the “Turkcell Holding Escrow Cash”;

(b)                                 notify each Key Party in writing of the final amount in US Dollars of the Turkcell Holding Escrow Cash as at the time of conversion thereof under paragraph (a) above; and

(c)                                  maintain the Turkcell Holding Escrow Cash in US Dollars in a US Dollar bank account in Turkcell Holding’s name and ensure that the Turkcell Holding Escrow Cash is not withdrawn or transferred from such account until Turkcell Holding delivers or procures delivery of it to the Escrow Agent in accordance with clause 4 (Escrow Property) of the Escrow Agreement and Clause 3.5 (Delivery of Escrow Property and Escrow Agent Instructions).

3.4.2                     As soon as practicable following the notification of the notification at Clause 3.4.1(b) each of the Escrow Parties shall notify the Escrow Agent of the amount to be deposited into the Turkcell Holding Cash Account as defined in the Escrow Agreement.

3.5                               Delivery of Escrow Property and Escrow Agent Instructions

3.5.1                     As soon as practicable and, in any event, within ten (10) Business Days following the satisfaction (or waiver if made in accordance with the provisions thereof) of all the Conditions Precedent to the Convocation of the Turkcell General Assembly set out in paragraphs (a) to (i) (inclusive) of Clause 3.10.1, (i) CFI shall deliver or direct the delivery of the CFI Safekept Documents to the Escrow Agent in accordance with the terms of clause 4 (Escrow Property) of the Escrow Agreement, and (ii) each Escrow Party shall deliver or procure the delivery of:

(a)                                 subject to Clause 3.5.2 below, its Escrow Property to the Escrow Agent in accordance with the terms of clause 4 (Escrow Property) of the Escrow Agreement; and

(b)                                 an executed but undated copy of the Escrow Agent Instructions to the Designated Solicitors, together with an irrevocable letter of instruction directing the Designated Solicitors to date and deliver the applicable Escrow Agent Instructions to the Escrow Agent in accordance with this Deed (the “Designated Solicitors Instructions”). The Designated Solicitors shall hold and subsequently date and deliver to the Escrow Agent the applicable Escrow Agent Instructions.

3.5.2                     Turkcell Holding shall not be required to deliver or procure the delivery of its Board of Directors resolution book to the Escrow Agent if, at the date on which it would otherwise be required to do so in accordance with Clause 3.5.1(a), the Turkcell Holding General Assembly has not yet occurred.

3.5.3                     Each Escrow Party shall prepare the Escrow Agent Instructions to be delivered to the Designated Solicitors pursuant to Clause 3.5.1 in accordance with the forms set out in Schedule 3 (Form of Escrow Agent Instructions), including any notes, parameters or guidance set out in Schedule 3 (Form of Escrow Agent Instructions).

3.5.4                     Each Party shall, to the extent such Party is not prohibited from doing so by Applicable Law and in accordance with Applicable Law, take all necessary actions (including through the exercise of voting rights or otherwise) to cause its Affiliates (in the case of TWF, only TVF BTIH and in the case of L1, also IMTIS Holdings and IMTIS) to take the actions contemplated by this Clause 3.5.

3.5.5                     Each Party shall give all such consents and instructions which are necessary to enable any Escrow Party to deliver any Escrow Property to the Escrow Agent in accordance with this Clause 3.5 and clause 4 (Escrow Property) of the Escrow Agreement.

3.6                               Loan Note 3

3.6.1                     The Escrow Property that TVF BTIH shall deliver (or procure the delivery of) to the Escrow Agent in accordance with Clause 3.5.1(a) and the terms of the Escrow Agreement shall include an executed (but undated) copy of Loan Note 3, which TVF BTIH shall issue to IMTIS Holdings simultaneously with IMTIS Holdings funding the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) in accordance with Clause 3.5.1(a) and the terms of the Escrow Agreement.

3.6.2                     Loan Note 3 shall remain deposited with the Escrow Agent until released in accordance with the terms of this Deed and the Escrow Agreement.

3.6.3                     Each of IMTIS Holdings, L1, ATT, TVF BTIH, TWF and Ziraat acknowledge and agree that IMTIS Holdings shall not be deemed to have acquired legal title to, and full beneficial ownership of, Loan Note 3 until the deemed simultaneous occurrence of the Telia TH Interest SPA Implementation, the Total CTH TH Interest SPA Implementation and the TH/TVF BTIH Merger Registration as described under with Clause 8 (Transaction Steps on the Completion Date).

3.7                               Implementation Committee

3.7.1                     An implementation committee shall be formed by the Key Parties immediately following the date of this Deed comprised of one (1) representative from each of the Key Parties (the “Implementation Committee”).

3.7.2                     Each Key Party must nominate its representative to the Implementation Committee by notifying the other Key Parties in writing by no later than five (5) Business Days after the date of this Deed.

3.7.3                     Each of the Key Parties shall be entitled at any time to remove any person appointed by such Key Party as its representative on the Implementation Committee and to appoint a new person to take the place of such representative. Any such removal shall be effective immediately upon receipt of a written notice by the other Key Parties.

3.7.4                     The Implementation Committee shall meet telephonically at least once a week, or as otherwise reasonably requested by any Key Party representative. Each party representative shall update the representatives of the other parties on the progress made to achieve satisfaction of the Conditions Precedent to the Convocation of the General Assembly, including any progress made with the competent Governmental Entities and any inquiries made by, or requests for additional information and documentary materials received from, any Governmental Entity in connection with the Transactions.

3.7.5                     Each Key Party representative shall be permitted to invite counsel to attend the meetings of the Implementation Committee.

3.8                               Replacement Share Certificates of Turkcell Holding

3.8.1                     As soon as practicable following the date of this Deed, each of CTH, Telia Finland and Turkcell Holding shall use their reasonable endeavours, including the adoption of a board resolution by Turkcell Holding, as soon as is reasonably practicable but in any case before Turkcell Holding delivers its Escrow Property to the Escrow Agent in accordance with clause 4 (Escrow Property) of the Escrow Agreement and Clause 3.4 (Delivery of Escrow Property and Escrow Agent Instructions) to:

(a)                                 cancel and destroy all issued original share certificates of Turkcell Holding held by each of CTH and Telia Finland;

(b)                                 procure the issuance of one (1) replacement share certificate to CTH in respect of its entire shareholding in Turkcell Holding and one (1) replacement share certificate to Telia Finland in respect of its entire shareholding in Turkcell Holding in accordance with the Turkish Commercial Code; and

(c)                                  deliver each one (1) share certificate to the Representative of the respective shareholder.

3.8.2                     Each of CTH, Telia Finland and Turkcell Holding shall procure that the new share certificates are signed by any two members of the board of directors of Turkcell Holding prior to their delivery to the respective shareholder’s Representatives.

3.8.3                     Each of CTH, Telia Finland and Turkcell Holding shall procure that the cancellation of the existing share certificates of Turkcell Holding held by each of CTH and Telia Finland is conducted under the supervision of either an attorney-at-law satisfactory to the Key Parties, or a notary public, in separate meetings for each of Telia Finland and CTH, convened either physically or by means of a videoconference which is video recorded. A legal consultant representing TWF shall have the right to join such meetings, whether in person or via videoconference, and to guide the attorney at law during the meeting to make sure that the cancellation of the existing share certificates are properly observed.     In such meetings, the cancellation process of the existing share certificates of Turkcell Holding held by each of CTH and Telia Finland shall be completed by way of handwritten cancellation annotations or stamping cancellation caches on the share certificates and recorded under an affidavit to be signed by a Representative of the respective shareholder.  Any expenses related to the appointment of the attorney-at-law or the notary public shall be borne by the relevant shareholder.

3.8.4                     Each of CTH and Telia Finland shall use all commercially reasonable endeavours to deliver each of their respective cancelled share certificates to Turkcell Holding as soon as reasonably practicable following cancellation thereof and in any case before Turkcell Holding delivers its Escrow Property to the Escrow Agent in accordance with clause 4 (Escrow Property) of the Escrow Agreement and Clause 3.4 (Delivery of Escrow Property and Escrow Agent Instructions).

3.8.5                     On receipt of the cancelled share certificates of Turkcell Holding previously held by Telia Finland, the Representatives of Telia Finland in Turkey shall organise destruction of the cancelled share certificates before a Turkish notary public and the Representative of each Key Party and CFI shall be invited with reasonable notice to attend such destruction process.  The Representatives of Telia Finland shall procure that Representatives of each Key Party and Turkcell Holding are provided with all documents as they shall reasonably request evidencing such destruction.

3.8.6                     On receipt of the cancelled share certificates of Turkcell Holding previously held by CTH, the Representatives of CTH in Turkey shall organise destruction of the cancelled share certificates before a Turkish notary public and the Representative of each Key Party and CFI shall be invited with reasonable notice to attend such destruction process.  The Representatives of CTH shall procure that Representatives of each Key Party and CFI and Turkcell Holding are provided with all documents as they shall reasonably request evidencing such destruction.  For the avoidance of doubt, if CTH so requests, the cancellation of the share certificates of Turkcell Holding held by CTH in accordance with Clause 3.8.3, and the destruction of such share certificates in accordance with this Clause 3.8.6 shall be completed in one meeting.

3.9                               Corporate Authorisations

Within sixty (60) Business Days following a written request from any other Party, provided that any such written request shall be submitted by no later than ten (10) Business Days after the date of this Deed, each Party shall deliver to such other Party (for itself and its Affiliates) one (1) notarised and apostilled copy of a power of attorney (if any) and/or a board resolution (or other applicable equivalent authorisation) evidencing and, if customary in the relevant jurisdiction and reasonably practicable, confirming the validity of, the authority of the individuals that executed, and were empowered to execute, the Transaction Agreements to which it is party on its behalf, it being understood that no Party shall be required by this Clause 3.9 to arrange for an in-person appearance or physical signing by such Party’s signatory before a notary or court in any jurisdiction.

3.10                        Conditions for Convocation of the Turkcell General Assembly

3.10.1              The conditions precedent to the convocation of the Turkcell General Assembly (together, the “Conditions Precedent to the Convocation of the Turkcell General Assembly”) are the following:

(a)                                 all Approvals set out in Schedule 1 (Transaction Approvals) which are required to be obtained before convocation of the Turkcell General Assembly in accordance with that Schedule have been obtained;

(b)                                 effectiveness, at (or conditional upon) Completion, of the mutual waivers, releases and covenants in the Global Settlement Deed;

(c)                                  each Transaction Agreement which has been entered into by all parties thereto remains in full force and effect with no party thereto being in material breach of its obligations thereunder;

(d)                                 an Order from the ECCA in substantially the same form as that at Schedule 1 (Certificate of Result) of the Global Settlement Deed has been issued by the ECCA and is in full force and effect;

(e)                                  to the knowledge of the Parties, no other Order or Law issued by any court of competent jurisdiction or other Governmental Entity preventing any of the Partial Escrow Release, Telia TH Interest SPA Implementation, Total CTH TH Interest SPA Implementation, TH/TVF BTIH Merger Registration or Completion;

(f)                                   the TH/TVF BTIH Merger Documents have been prepared in accordance with Clause 3.1 (Actions in Preparation for the TH/TVF BTIH Merger);

(g)                                  all actions required under Clause 3.2 (Actions in Preparation for the CTH Issuance and the CTH Buy-Back) for the CTH Buy Back to take effect in accordance with Clauses 8.3.2(j), 8.6 and 8.8 (Completion);

(h)                                 any waivers of any right, restriction or entitlement under the CTH Corporate Documents and the TH Corporate Documents, in each case as contemplated by the Global Settlement Deed, are in full force and effect;

(i)                                     the Conversion Turkcell Shares have been converted in accordance with Clause 3.3 (Conversion of Turkcell Holding’s Closely Held Turkcell Shares);

(j)                                    CFI and the Escrow Parties have delivered or procured the delivery of the Escrow Property to the Escrow Agent in accordance with clause 4 (Escrow Property) of the Escrow Agreement and Clause 3.4 (Delivery of Escrow Property and Escrow Agent Instructions); and

(k)                                 each Escrow Party has delivered an executed but undated copy of the Escrow Agent Instructions, together with the Designated Solicitors Instructions, to the Designated Solicitors in accordance with Clause 3.4 (Delivery of Escrow Property and Escrow Agent Instructions).

3.10.2              Subject to Clauses 3.10.3, 3.10.4, 3.10.5 and 3.10.6 below, the Conditions Precedent to the Convocation of the Turkcell General Assembly may be waived by agreement in writing between each of the Key Parties, and only by all of them.

3.10.3              If any Party requests a waiver of any Condition Precedent to the Convocation of the Turkcell General Assembly, it shall give each other Party not less than five (5) Business Days’ notice of such request.

3.10.4              Any waiver of any Condition Precedent to the Convocation of the Turkcell General Assembly that imposes any additional obligations or liabilities on any Party or that materially affects such Party’s rights under any Transaction Agreement shall only become effective if such Party has also consented to it in writing (which, for this purpose, does not include email).

3.10.5              Any waiver of any Condition Precedent to the Convocation of the Turkcell General Assembly that would impose disproportionate obligations or liabilities under Applicable Law on any Party which is not a Key Party as compared to a Key Party shall only become effective if such disproportionately affected Party has also consented to it in writing (which, for this purpose, does not include email).

3.10.6              Any waiver of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at Clause 3.10.1(d) above shall only become effective if CFI has also consented to it in writing (which, for this purpose, does not include email).

3.10.7              If at any time prior to Completion, an Order or Law (or an amendment to existing Law) under the jurisdiction of the Republic of Turkey is issued, approved, enacted, promulgated, or published (or, with respect to Law or amendments to existing Law only, enjoined or officially included in the general assembly agenda of the Turkish Parliament) as a result of which any Party (or any of its Affiliates or Turkcell) is or will be obliged to grant, or shall or will become subject to, dissenting shareholder rights (including exit rights from Turkcell and/or compensation) and/or make a mandatory tender offer, in each case as a result of or in connection with the Transactions, any such circumstance shall be treated as an unsatisfied Condition Precedent to the Convocation of the Turkcell General Assembly and may only be waived by agreement in writing between each of the Key Parties, and only by all of them.

3.10.8              No Party shall take any steps to cause Turkcell to convene the Turkcell General Assembly unless and until all of the Conditions Precedent to the Convocation of the Turkcell General Assembly have been satisfied or waived in accordance with this Clause 3.10.

3.10.9              The Parties agree that:

(a)                                 the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (a) of Clause 3.10.1 is as described in Clause 2.1 above;

(b)                                 Telia Finland has the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (d) of Clause 3.10.1 above;

(c)                                  Turkcell Holding and each of Telia Finland, CTH, ATT and CFI have the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (f) of Clause 3.10.1 above (with respect to the TH/TVF BTIH Merger Documents contemplated under Clause 3.1.1);

(d)                                 TVF BTIH and TWF have the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (f) of Clause 3.10.1 above (with respect to the TH/TVF BTIH Merger Documents contemplated under Clause 3.1.2);

(e)                                  Ziraat, CFI, ATT and CTH collectively have the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (g) of Clause 3.10.1 above; and

(f)                                   TH and ATT jointly have the primary responsibility for obtaining satisfaction of the Condition Precedent to the Convocation of the Turkcell General Assembly set out at paragraph (i) of Clause 3.10.1 above.

3.10.10       Each Party who is (or together with another Party is) described as primarily responsible under Clause 3.10.9 above for the satisfaction of each Condition Precedent to the Convocation of the Turkcell General Assembly shall give notice to the Parties of the satisfaction of any of the relevant conditions (from time to time) as soon as practicable and in any event within two (2) Business Days of becoming aware of the same.

3.10.11       The Parties agree and acknowledge that entry into the Transaction Agreements shall not create or cause to pass any equitable interest in the shares captured by the BVI Injunction prior to the obtaining of the ECCA Order in Clause 3.10.1(d) above.

3.11                        Convocation of the Turkcell Holdings Annual General Assembly

3.11.1              Subject to Clause 3.11.2, during the period starting on 1 August 2020 and ending on 20 August 2020, Turkcell Holding shall, and each of Telia Finland, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to convene the Turkcell Holding General Assembly (i) to approve the financial statements of Turkcell Holding pertaining to the special fiscal year of 1 June 2019-31 May 2020, (ii) to approve the annual activity report and group company report of Turkcell Holding pertaining to the special fiscal year of 1 June 2019-31 May 2020, (iii) to release the members of the board of directors of Turkcell Holding from their liabilities in their capacity as members of the board of directors, (iv) to re-appoint the board members whose term of office has expired for a term of one year, and (v) subject to Clause 11.2, to discuss and resolve on any other issues which are required to be discussed and resolved on in an ordinary general assembly meeting in accordance with Applicable Law.

3.11.2              If the Turkcell General Assembly is convened on a date falling prior to 1 August 2020, Turkcell Holding shall convene, and each of Telia Finland, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to convene, the Turkcell Holding General Assembly on a date falling up to five (5) Business Days before the Turkcell General Assembly Date to approve the matters and take the actions set out under Clause 3.11.1.

4.                                      CONVOCATION OF THE TURKCELL GENERAL ASSEMBLY

4.1.1                     By no later than the fifth (5th) Business Day immediately following satisfaction (or waiver if made in accordance with the provisions thereof) of all the Conditions Precedent to the Convocation of the Turkcell General Assembly, Turkcell Holding shall, and each of Telia Finland, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to, submit a request to the Turkcell Board for convocation of the Turkcell General Assembly in accordance with Article 411/1 of the Turkish Commercial Code with an agenda in the form set out in Schedule 14 (Form of Turkcell General Assembly Agenda) (such request being the “Request to the Turkcell Board”).

4.1.2                     The Request to the Turkcell Board shall include a request to the Turkcell Board that:

(a)                                 the Turkcell Board shall invite the shareholders of Turkcell to the Turkcell General Assembly to be convened both physically and electronically through electronic general assembly system on the date falling twenty-two (22) calendar days after the receipt of the Request to the Turkcell Board by the Turkcell Board (the “Target Turkcell General Assembly Date”);

(b)                                 the Turkcell Board shall, on the same date as the date of the Request to the Turkcell Board or as soon as possible thereafter, adopt a board resolution (the “Turkcell BoD Resolution”) calling the Turkcell General Assembly on the Target Turkcell General Assembly Date with an agenda in the form set out in Schedule 14 (Form of Turkcell General Assembly Agenda), and shall provide a notarised copy of the Turkcell BoD Resolution to Turkcell Holding;

(c)                                  on the same day as the Turkcell BoD Resolution, the Turkcell Board shall disclose the Turkcell BoD Resolution through the public announcement platform in the form set out in Schedule 15 (Form of Turkcell BoD Announcement) (the “Turkcell BoD Announcement”);

(d)                                 the Turkcell Board shall announce the date of Turkcell General Assembly and its agenda on the Turkish Trade Registry Gazette and on its website;

(e)                                  the Turkcell Board shall apply to the CMB and the Turkish Ministry of Trade for approval of the AoA Amendments and, on the date of approval of the AoA Amendments by the CMB and the Turkish Ministry of Trade, shall issue a public disclosure of such approvals in the form set out in Schedule 16 (Form of AoA Approval Announcement); and

(f)                                   the Turkcell Board shall apply to the Ministry of Customs and Trade Provincial Trade General Directorate for the appointment of the Ministry Representative to attend the Turkcell General Assembly by filing a petition duly annexing all required documents and paying all applicable fees.

4.1.3                     Each of Telia Finland, ATT, CFI and CTH shall, to the extent that it is not prohibited from doing so by Applicable Law and in accordance with Applicable Law, take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to exercise all rights and powers available to it in its capacity as a shareholder of Turkcell to cause Turkcell to take each of the actions set out in the Request to the Turkcell Board under Clause 4.1.2 above in the manner and within the time periods as set out therein.

5.                                      TRANSACTION STEPS ON AND FOLLOWING THE TURKCELL GENERAL ASSEMBLY DATE

5.1                               On the Turkcell General Assembly Date and subject to the satisfaction or waiver (if made in accordance with the provisions thereof) of the Completion Conditions (other than the Completion Condition under Clause 6.1(b)), to the extent that it is not prohibited from doing so by Applicable Law and in accordance with Applicable Law, Turkcell Holding shall, and each of Telia Finland, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to, vote (or cause to be voted), in person or by proxy, the Turkcell Shares:

(a)                                 to approve the AoA Amendments;

(b)                                 subject in each case to the prior approval of, or contingent upon the approval of, the AoA Amendments by the shareholders of Turkcell, (i) to approve any dividend payment or other distribution proposed by the Turkcell Board at the Turkcell General Assembly in an amount equal to the lesser of (1) the maximum amount allowed under Applicable Law and (2) TRY 1,623,243,500.00 (such amount, the “Relevant Dividend Amount”), or (ii) if no such proposal is tabled by the Turkcell Board or the aggregate amount of the dividend payment or other distribution proposed by the Turkcell Board is different from the Relevant Dividend Amount, to table a proposal for, and approve, a dividend payment in an aggregate amount equal to the Relevant Dividend Amount;

(c)                                  to approve the appointment of Christopher Powell as a director of Turkcell by the Turkcell Board as per Article 363 of the Turkish Commercial Code; and

(d)                                 against any other proposal that would reasonably be expected to impede, frustrate, prevent, delay or nullify all or any material part of the Transaction Agreements or the Transactions.

5.2                               In furtherance of Clause 5.1, by no later than the Turkcell General Assembly Date Turkcell Holding shall, and each of Telia Finland, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause Turkcell Holding to, authorise, execute and deliver the power of attorney in the form of Schedule 17 (Form of Turkcell Holding POA) (the “Turkcell Holding POA”) to appoint one (1) Representative from Telia Finland and one (1) Representative from ATT, acting severally, as its attorneys (the “TH Attorneys”), who will appear at the Turkcell General Assembly and vote the Turkcell Shares in accordance with the voting instructions specified in the Turkcell Holding POA. Each of Telia Finland and ATT must nominate its Representative by notifying the other Key Parties in writing by no later than ten (10) Business Days prior to the Turkcell General Assembly Date.

5.3                               For the avoidance of doubt, unless otherwise agreed by the Key Parties, Clause 5.1 shall not apply, and Turkcell Holding shall not vote to approve the AoA Amendments on the Turkcell General Assembly Date, if:

(a)                                 the Turkcell General Assembly was convened other than in accordance with Clause 4.1.1 (Convocation of the Turkcell General Assembly);

(b)                                 the Turkcell Board has not taken the actions requested in accordance with Clause 4.1.2, subject to any changes which are not material (including any lengthening of the time periods for performance which the Key Parties acting reasonably agree is necessary in the circumstances or is required by Applicable Laws);

(c)                                  the CMB or the Turkish Ministry of Trade have requested any changes to the the amendments to Turkcell’s articles of association as set out in Schedule 2 (Form of AoA Amendments) and such changes have not been approved in writing by each of the Key Parties; or

(d)                                 on the Turkcell General Assembly Date, the Completion Conditions (other than the Completion Condition under Clause 6.1(b)) are not satisfied or waived (in accordance with the provisions thereof), and Turkcell Holding shall, and each of Telia Finland, ATT, CFI and CTH shall (including through the exercise of voting rights or otherwise) cause Turkcell Holding to, immediately revoke the Turkcell Holding POA if any of paragraphs (a) to (b) of this Clause 5.3 applies.

5.4                               The authority of the TH Attorneys to represent Turkcell Holding in its capacity as shareholder of Turkcell at the Turkcell General Assembly is limited to those powers expressly authorised under the Turkcell Holding POA.  Any vote or action taken by the TH Attorneys in respect of the Turkcell Shares (at the Turkcell General Assembly or otherwise) that is different from what is expressly authorised under the Turkcell Holding POA shall be deemed null and void.

6.                                      COMPLETION CONDITIONS

6.1                               The obligations of each Party to proceed to Completion are conditional upon the satisfaction or waiver (if made in accordance with the provisions hereof) of the following conditions (the “Completion Conditions”):

(a)                                 the approval of the AoA Amendments by the CMB and the Turkish Ministry of Trade;

(b)                                 the approval of the AoA Amendments by the Turkcell General Assembly;

(c)                                  the continued satisfaction or waiver of the Conditions as defined in each of the Total CTH TH Interest SPA and the Telia TH Interest SPA in accordance with the terms thereof (except those Conditions which are satisfied by the satisfaction of the other Completion Conditions in this Deed); and

(d)                                 the continued satisfaction or waiver (if made in accordance with Clause 3.10.2) of the Conditions Precedent to the Convocation of the Turkcell General Assembly; provided that the conditions set out in paragraphs (a), (f), (g), (i), (j) and (k) of Clause 3.10.1 shall be deemed to be satisfied if they were satisfied on or prior to the Turkcell General Assembly Convocation Date, and Clause 3.10.7 shall apply to the Completion Conditions, mutatis mutandis.

6.2                               Subject to Clauses 6.3, 6.4, 6.5 and 6.6, each Completion Condition (other than the Completion Condition set out at Clause 6.1(b)) may be waived by agreement in writing among all of the Key Parties, and not only some of them. The Parties acknowledge and agree that the Completion Condition in Clause 6.1(b) cannot be waived by the Parties.

6.3                               If any Party requests a waiver of any Completion Condition, it shall give each other Party not less than five (5) Business Days’ notice of such request.

6.4                               Any waiver of any Completion Condition that imposes any additional obligations or liabilities on any Party or that materially affects such Party’s rights under any Transaction Agreement shall only become effective if such Party has also consented to it in writing (which, for this purpose, does not include email).

6.5                               Any waiver of any Completion Condition that would impose disproportionate obligations or liabilities under Applicable Law on any Party which is not a Key Party as compared to a Key Party shall only become effective if such disproportionately affected Party has also consented to it in writing (which, for this purpose, does not include email).

6.6                               Any waiver of the Completion Condition set out at 6.1(d) as it relates to Condition Precedent to the Convocation of the Turkcell General Assembly set out at Clause 3.10.1(d) above shall only become effective if CFI has also consented to it in writing (which, for this purpose, does not include email).

6.7                               No Party may rely on the failure of any Completion Conditions to be satisfied if such failure was caused by such Party’s failure to use its reasonable endeavours to consummate the Transactions, as required by Clause 7 (Efforts to Cause Completion to Occur).

6.8                               If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to a Completion Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Parties thereof.

6.9                               Any waiver of any Completion Condition under Clause 6.2 shall not affect a Party’s right to compensation for liabilities incurred as a result of any other Party’s failure to satisfy such Completion Condition.

7.                                      EFFORTS TO CAUSE COMPLETION TO OCCUR

7.1                               In addition to the obligations on the Parties in respect of the Approvals set out elsewhere in the Transaction Agreements, prior to Completion, each Party shall use all its reasonable endeavours to take, or cause to be taken, all actions (including the exercise of voting rights), and to do, or cause to be done and cooperate in full with each other Party in order to do, all other things necessary (subject to and as required under any Applicable Law) to consummate the Transactions as promptly as practicable including, but not limited to:

(a)                                 making all public disclosures as may be required under Applicable Laws regarding the Transactions;

(b)                                 duly and timely preparing and submitting required instructions to any applicable financial institutions / intermediaries, the Escrow Agent and the CRA in accordance with the provisions of the Transaction Agreements;

(c)                                  executing and delivering all such certificates, instruments of conveyance and documents as may be reasonably required to carry out the intent and purposes of the Transaction Agreements; and

(d)                                 causing all relevant annotations to be made in (i) the corporate books of Turkcell Holding, Turkcell, CTH and TVF BTIH and (ii) the register of Loan Note holders of TVF BTIH, as applicable.

7.2                               On the Business Day prior to the Turkcell General Assembly Date, the Designated Solicitors shall date and deliver the signed Escrow Agent Instructions in the form scheduled to this Deed in Part A of Schedule 3 (Form of Escrow Agent Instructions) to the Escrow Agent in accordance with the Designated Solicitors Instructions.

7.3                               Actions in Preparation for removal of attachments on the CH TH Interest and the SMYH TH Interest

CH, SMYH and each Party which is a direct or indirect shareholder of CH and SMYH shall take all necessary actions to prepare for the removal of all attachments on the CH TH Interest and the SMYH TH Interest, including liaising with any third party beneficiary of such attachments to obtain all necessary consents for the removal of such attachments on the Completion Date.

7.4                               Board of Directors resolution books of Turkcell Holding, CH and SMYH

(a)                                 If, in accordance with Clauses 3.5.1 and 3.5.2, Turkcell Holding did not deliver or procure the delivery of its Board of Directors resolution book to the Escrow Agent, Turkcell Holding shall, and each Party which is a direct or indirect shareholder of Turkcell Holding shall take all necessary actions (through the exercise of voting rights or otherwise) to cause Turkcell Holding to, deliver or procure the delivery of such Board of Directors resolution book to the Key Parties (or their Representatives) on the Completion Date.

(b)                                 Each of CH and SMYH shall, and each Party which is a direct or indirect shareholder of CH and SMYH shall take all necessary actions (through the exercise of voting rights or otherwise) to cause each of CH and SMYH to, permit inspection by the Key Parties (or their Representatives) of those pages of its Board of Directors resolution book which set out those resolutions approving the transfer of the relevant TH Nominal Shares on the Completion Date, for the purpose of carrying out the actions required for Completion. For the avoidance of any doubt, nothing in this Clause 7.4(b) shall permit the Key Parties to: (i) inspect any other pages of the relevant resolution book by the Key Parties (or their Representatives); or (ii) require CH and/or SMYH (or their respective Representatives)

to leave their Board of Directors resolution book in the possession of the Key Parties (or their Representatives).

8.                                      TRANSACTION STEPS ON THE COMPLETION DATE

8.1                               Completion shall take place as soon as the Completion Conditions have been satisfied or waived in accordance with the provisions hereof. The Parties intend that Completion will occur on the Business Day immediately following the Turkcell General Assembly Date or, if not possible, sequentially within the shortest period of time practically achievable.

8.2                               Delivery of Escrow Agent Instructions

Promptly following the satisfaction or waiver of the Completion Conditions in accordance with the provisions hereof, the Designated Solicitors shall date and deliver the signed Escrow Agent Instructions in the form scheduled to this Deed in Part B.1 of Schedule 3 (Form of Escrow Agent Instructions) to the Escrow Agent in accordance with the Designated Solicitors Instructions.

8.3                               Partial Escrow Release

8.3.1                     On receipt of the relevant Escrow Agent Instructions requiring it to do so, the Escrow Agent shall immediately and simultaneously release the First Release Documents as set out in the Escrow Agreement (the “Partial Escrow Release”). The First Release Documents shall be jointly held and administered by the Key Parties (or their Representatives) for the limited purpose of taking the actions contemplated and in the manner prescribed by Clauses 8.3.2, 8.3.3, 8.4, 8.5, 8.6 and 8.7.

8.3.2                     Promptly after the Partial Escrow Release, the Key Parties (or their Representatives) (unless otherwise noted below) shall take, or cause to be taken, the following actions:

(a)                                 TVF BTIH (or its Representatives) shall present for approval (but not yet deliver) the First Release Documents relevant for the registration of the TH/TVF BTIH Merger to the Istanbul Trade Registry to confirm that they are sufficient and in good order to effect the registration of the TH/TVF BTIH Merger;

(b)                                 cause the First Release Documents relevant for the registration of the TH/TVF BTIH Merger approved by the Istanbul Trade Registry to be dated and issued, and, where applicable, duly notarised in accordance with Applicable Law;

(c)                                  apply to the Istanbul Trade Registry for registration of the TH/TVF BTIH Merger through the MERSIS system, effective immediately;

(d)                                 deliver the First Release Documents relevant for the registration of the TH/TVF BTIH Merger to the Istanbul Trade Registry;

(e)                                  procure the issuance of the certificate of registration of the TH/TVF BTIH Merger by the Istanbul Trade Registry (the “TH/TVF BTIH Merger Registration”);

(f)                                   subject to Clause 8.3.3 below, procure that the Designated Solicitors date and deliver the signed Escrow Agent Instructions in the form scheduled to this Deed in Part B.2 of Schedule 3 (Form of Escrow Agent Instructions) to the Escrow Agent in accordance with the Designated Solicitors Instructions;

(g)                                  CH, SMYH and each Party which is a direct or indirect shareholder of CH and SMYH shall cause all actions for the removal of all attachments on the CH TH Interest and the

SMYH TH Interest to be taken and for the removal of such attachments to be reflected in the share ledger of Turkcell Holding;

(h)                                 cause all actions under Clause 8.4 (Transfer to CTH of the TH Nominal Shares) to be performed;

(i)                                     cause all actions under Clause 8.5 (CTH Issuance) to be performed;

(j)                                    cause all actions under Clause 8.6 (CTH Buy-Back) to be performed;

(k)                                 endorse the original share certificates of Turkcell Holding and update the share register of Turkcell Holding, in each case to record (i) TVF BTIH as the sole shareholder of Turkcell Holding; (ii) the transfer to TVF BTIH of the Telia TH Interest under the Telia TH Interest SPA (“Telia TH Interest SPA Implementation”); and (iii) the transfer of the Total CTH TH Interest under the Total CTH TH Interest SPA (“Total CTH TH Interest SPA Implementation”) and date all other First Release Documents relevant for the Telia TH Interest SPA Implementation and the Total CTH TH Interest SPA Implementation;

(l)                                     subject to Clause 8.3.3 below, cause the release of the Second Release Documents and the Residual Escrow Property by the Escrow Agent in accordance with the Escrow Agent Instructions delivered in accordance with paragraph (f) above; and

(m)                             cause the surviving entity in the TH/TVF BTIH Merger to issue the first of three (3) separate creditor announcements to be made at one-week intervals.

8.3.3                     The Parties agree and acknowledge that the signed Escrow Agent Instructions in the form scheduled to this Deed in Part B.2 of Schedule 3 (Form of Escrow Agent Instructions) shall be delivered to the Escrow Agent, and the Second Release Documents and the Residual Escrow Property shall be released by the Escrow Agent, at the same time as but not before TH/TVF BTIH Merger Registration.

8.3.4                     If any of the actions described in paragraphs (a) to (l) (inclusive) of Clause 8.3.2 have not been completed by 11.00 a.m. (London time) on the same Business Day as the Business Day on which an application to the Istanbul Trade Registry for registration of the TH/TVF BTIH Merger has been made in accordance with Clause 8.3.2 (the “Initial Application Date”), the Parties shall take, or cause to be taken, all actions (including the exercise of voting rights) and do, or cause to be done, all things necessary (subject to and to the extent permitted under Applicable Law) and co-operate in good faith with each other Party to submit or re-submit all documents and take all other actions described in paragraphs (a) to (l) (inclusive) of Clause 8.3.2 in order to achieve Completion on the next Business Day immediately following the Initial Application Date and each subsequent Business Day thereafter until Completion is achieved.

8.4                               Transfer to CTH of the TH Nominal Shares

8.4.1                     The Key Parties (other than Telia Finland) shall cause the First Release Documents relevant for the transfer to CTH of the TH Nominal Shares to be dated and:

(a)                                 CTH shall purchase from CH, and CH shall sell and transfer to CTH, effective immediately, the CH TH Interest for a cash consideration of TRY 1.00, with full title guarantee and together with all rights, title and interest then attaching to them, free and clear of all Encumbrances;

(b)                                 CTH shall purchase from Intercon, and Intercon shall sell and transfer to CTH, effective immediately, the Intercon TH Interest for a cash consideration of TRY 1.00, with full title guarantee and together with all rights, title and interest then attaching to them, free and clear of all Encumbrances; and

(c)                                  CTH shall purchase from SMYH, and SMYH shall sell and transfer to CTH, effective immediately, the SMYH TH Interest for a cash consideration of TRY 1.00, with full title guarantee and together with all rights, title and interest then attaching to them, free and clear of all Encumbrances.

8.4.2                     Each Party that is a direct or indirect shareholder of CTH, CH, Intercon and SMYH, to the extent such Party is not prohibited from doing so by Applicable Law and in accordance with Applicable Law, shall exercise all rights and powers available to it in its capacity as a direct or indirect shareholder of CTH, CH, Intercon and SMYH, as applicable, to cause CTH, CH, Intercon and SMYH to take the actions contemplated by Clause 8.4.1 above.

8.4.3                     As of the date of this Deed and at consummation of the acquisition by CTH of the TH Nominal Shares (i) CH warrants to each other Party that it is a direct shareholder of SMYH and CH exercises sole control over the management, business affairs and the board of directors of SMYH such that it is capable, and will be capable at the time the transfer of the SMYH TH Interest to CTH has to be implemented, without Approval from any third-party (subject to Approvals from third parties required to remove the attachments on the SMYH TH Interest), to complete the transfer of the SMYH TH Interest to CTH, and (ii) CTH warrants to each other Party that Intercon is a direct subsidiary of CTH, and CTH exercises control over the management, business affairs and the board of directors of Intercon such that it is capable, and will be capable at the time the transfer of the Intercon TH Interest to CTH has to be implemented, without Approval from any third-party, to complete the transfer of the Intercon TH Interest to CTH.

8.5                               CTH Issuance

8.5.1                     The Key Parties (other than Telia Finland) shall cause the First Release Documents relevant to the CTH Issuance to be dated, and ATT, CFI, CTH and Ziraat shall take all necessary actions to cause CTH to issue 0.49 A shares in CTH to ATT (in consideration of ATT contributing the ATT CTH Receivable to CTH) and 0.51 B shares in CTH to Ziraat (at the direction of CFI) (in consideration of CFI contributing the CH CTH Receivable to CTH), respectively (collectively, the “CTH Issuance”), including by taking the following steps (in the following order):

(a)                                 CH shall deliver to CFI, and CFI shall accept, an absolute assignment of the CH CTH Receivable in favour of CFI in the form set out in Schedule 18 (Form of CH Receivable Assignment);

(b)                                 each of ATT and CFI shall deliver to the board of directors of CTH an executed copy of an application letter for shares in CTH, respectively, in the form set out in Schedule 19 (Form of CTH Issuance Share Application Letter), and CFI shall also issue a direction letter in the form set out in Schedule 20 (Form of CFI Direction Letter) to CTH directing CTH to issue the shares to be issued to CFI by CTH directly in the name of Ziraat;

(c)                                  the board of directors of CTH shall approve the CTH Issuance and resolve to issue 0.49 A shares in CTH to ATT as consideration for the satisfaction, release and discharge in full of the ATT CTH Receivable and 0.51 B shares in CTH to Ziraat as consideration for the satisfaction, release and discharge in full of the CH CTH Receivable, by adopting the board resolutions in the form set out in Schedule 21 (Form of CTH Issuance Board Resolutions), such that immediately after the consummation of the CTH Issuance the registered members of CTH will be, and will hold the number and class of shares in CTH, as set out following:

(1)                                 ATT – 49.49 A shares in CTH; and

(2)                                 Ziraat – 51.51 B shares in CTH,

(it being acknowledged and agreed that no share certificates will be issued in connection with the CTH Issuance); and

(d)                                 CTH shall instruct and cause the CTH Registered Agent (or such other person who holds and maintains the register of members of CTH) to update the register of members of CTH to reflect the CTH Issuance, namely by recording in such register of members the allotment (on a fully paid basis) to ATT of 0.49 A shares in CTH and to Ziraat of 0.51 B shares in CTH. Promptly upon the register of members being so updated, CTH shall cause a copy thereof to be provided to each of ATT and Ziraat.

8.5.2                     It is acknowledged and agreed by each of ATT and CTH in favour of each other that, in consideration of (and with effect immediately upon) CTH issuing 0.49 A shares to ATT (as provided for above in this Deed), the ATT CTH Receivable is satisfied, released and discharged in full and that CTH no longer has any obligation to ATT (or any other person) under or in connection with the ATT CTH Receivable.

8.5.3                     It is acknowledged and agreed by each of CH, CFI, Ziraat and CTH in favour of each other that, in consideration of (and with effect immediately upon) CTH issuing 0.51 B shares to Ziraat (as provided for above in this Deed), the CH CTH Receivable is satisfied, released and discharged in full and that CTH no longer has any obligation to CFI (or any other person) under or in connection with the CH CTH Receivable.

8.6                               CTH Buy-Back

8.6.1                     The Key Parties (other than Telia Finland) shall cause the First Release Documents relevant to the CTH Buy-Back to be dated, and ATT, CFI, CTH and Ziraat shall take all necessary actions to cause CTH to purchase (i) all of the issued shares registered in the name of ATT in CTH other than 0.49 A shares in consideration of CTH distributing (at the direction of ATT) Loan Note 1 to IMTIS Holdings and (ii) all of the issued shares registered in the name of Ziraat in CTH other than 0.51 B shares in consideration of CTH distributing Loan Note 2 to Ziraat (collectively, the “CTH Buy-Back”), including by taking the following steps:

(a)                                 Ziraat shall deliver to the board of directors of CTH an executed copy of a consent and confirmation letter (in the form set out in Schedule 22 (Form of Ziraat Consent)) (i) providing their prior written consent to CTH purchasing its own shares pursuant to the CTH Buy-Back (for the purposes of Regulation 4.4 of the CTH Memorandum and Articles of Association); and (ii) confirming that it has the necessary authority to execute and deliver the shareholder resolutions referred to therein;

(b)                                 each of ATT and Ziraat (with CFI’s consent) shall deliver to the board of directors of CTH an executed copy of the shareholder resolutions in the form set out in Schedule 23 (Form of CTH Buy-Back Shareholder Resolutions) approving the CTH Buy-Back;

(c)                                  the board of directors of CTH shall approve the CTH Interim Accounts and resolve to offer the CTH Buy-Back by adopting the board resolutions in the form set out in Schedule 24 (Form of CTH Buy-Back Offer Board Resolutions);

(d)                                 CTH shall deliver to each of ATT and Ziraat (with CFI’s consent) a short-form offer letter (including share repurchase form) in the form set out in Schedule 25 (Form of CTH Offer Letter);

(e)                                  each of ATT and Ziraat (with CFI’s consent) shall deliver to the board of directors of CTH its consent to, and agreement to participate in, the CTH Buy-Back in the form set out in Schedule 26 (Form of ATT and Ziraat Consent to CTH Buy-Back Offer), including its completed and duly executed and delivered acknowledgement and agreement to the short-form offer letter;

(f)                                   each of ATT and Ziraat (with CFI’s consent) shall deliver to the board of directors of CTH an executed share transfer / repurchase form in the form set out in Schedule 27 (Form of Share Transfer / Repurchase Form), which upon receipt CTH shall duly execute, in respect of their shares the subject of the CTH Buy-Back and the share certificates (if any were issued) in respect of their shares the subject of the CTH Buy-Back (or an indemnity, in form satisfactory to CTH, for any lost share certificates);

(g)                                  the board of directors of CTH shall approve the completion of the CTH Buy-Back by adopting the board resolutions in the form set out in Schedule 28 (Form of CTH Buy-Back Approval Board Resolutions), including passing the necessary solvency resolutions and approving:

(i)            the updating of CTH’s register of members to record therein the CTH Buy-Back and the cancellation of the applicable shares the subject of such CTH Buy-Back;

(ii)           the cancellation of any applicable share certificates in respect of the shares subject of the CTH Buy-Back (with no balance share certificates being issued); and

(iii)          the payment of the applicable buyback consideration represented by Loan Note 1 and Loan Note 2;

(h)                                 CTH shall instruct and cause the CTH Registered Agent (or such ever other person who holds and maintains the register of members of CTH) to update the register of members of CTH to effect the CTH Buy-Back and the cancellation of all the issued shares in CTH save for (I) 0.49 A Shares as held by ATT and (II) 0.51 B Shares as held by Ziraat (it being acknowledged and agreed that, from the time the register of members of CTH is so updated, the former holders of the shares as repurchased pursuant to the CTH Buy-Back have no further rights or entitlements in respect of such repurchased shares other than their right to receive the consideration as provided for in, as applicable, in Clauses 8.6.1(i) or 8.6.1(j) following). Promptly upon the register of members being so updated, CTH shall cause a copy thereof to be provided to each of ATT and Ziraat;

(i)                                     upon or promptly following the register of members of CTH being updated as per Clause 8.6.1(h) above, CTH (at the direction of ATT) shall (in consideration of the buyback by CTH of the applicable shares previously held by ATT in CTH) deliver the Loan Note 1 Deed of Assignment to IMTIS Holdings;

(j)                                    upon or promptly following the register of members of CTH being updated as per Clause 8.6.1(h) above, CTH shall (in consideration of the buyback by CTH of the applicable shares previously held by Ziraat in CTH) deliver the Loan Note 2 Deed of Assignment to Ziraat; and

(k)                                 TVF BTIH shall update the applicable register of Loan Note holders to reflect the transfer of Loan Note 1 to IMTIS Holdings and Loan Note 2 to Ziraat, respectively, as a result of the CTH Buy-Back, and shall deliver a copy of such updated register to ATT and Ziraat.

8.6.2                     Each of ATT, CFI, CTH and Ziraat warrants in respect of itself that (i) each step that it is required to take in order to effect the CTH Issuance and the CTH Buy-Back on the Completion Date is set out in Clauses 3.2, 8.5, 8.6.1 and 8.6.3 and (ii) to its knowledge, no steps other than those set out in Clauses 3.2, 8.5, 8.6.1 and 8.6.3, are required to be taken by third parties to effect the CTH Issuance and the CTH Buy-Back on the Completion Date.

8.6.3                     Each of ATT, Ziraat and CFI hereby irrevocably agrees, as of the date of this Deed:

(a)                                 that CTH may undertake and perform each of the CTH Issuance, CTH Buy-Back and any and all of the actions in preparation for the CTH Issuance and the CTH Buy-Back contemplated by Clauses 3.2, 8.5 and 8.6, respectively, or otherwise in connection therewith (the “Relevant CTH Actions”) free of any restrictions, limitations, conditions or other requirements arising under the CTH Memorandum and Articles of Association and, in particular, without complying with any restrictions, limitations, conditions or other requirements arising under any of Regulations 6 to 10 (inclusive) of the CTH Memorandum and Articles of Associations; and

(b)                                 to waive, and hereby irrevocably waives, the application of Regulations 6 to 10 (inclusive) of the CTH Memorandum and Articles of Association (to the extent the same are applicable to any of the Relevant CTH Actions), and surrenders any rights and entitlements it may have in connection therewith.

8.7                               Authority given to Key Parties

Each Party other than a Key Party authorises, for itself and its Affiliates, the Key Parties (or their Representatives) to hold, administer and date the First Release Documents and Second Release Documents to which it, or any of its Affiliates, is a party in accordance with this Clause 8. Each Party agrees, for itself and its Affiliates, that upon the dating of a First Release Document or a Second Release Document by the Key Parties (or their Representatives) such First Release Document or Second Release Document shall become binding on each party to that document in accordance with its respective terms.

8.8                               Completion

8.8.1                     Each Party agrees and acknowledges that, notwithstanding any other provision of this Clause 8 or any other Transaction Agreement, all (and, in no event, less than all) of the actions described under paragraphs (a) to (k) (inclusive) of Clause 8.3.2 shall be deemed to occur simultaneously and, at the same time, the following shall be deemed to occur simultaneously:

(a)                                 CTH shall acquire legal title to, and full beneficial ownership of the TH Nominal Shares, with full title guarantee and together with all rights, title and interest then attaching to them, free and clear of all Encumbrances;

(b)                                 TVF BTIH shall acquire legal title to, and full beneficial ownership of the Total CTH TH Interest;

(c)                                  TVF BTIH shall acquire legal title to, and full beneficial ownership of the Telia TH Interest;

(d)                                 Telia Finland shall acquire legal title to, and full beneficial ownership of, a cash amount constituting the Purchase Price (as defined in the Telia TH Interest SPA) as adjusted in accordance with clause 3.3 of the Telia TH Interest SPA (if applicable);

(e)                                  CTH shall acquire legal title to, and full beneficial ownership of Loan Note 1 and Loan Note 2 in accordance with the Total CTH TH Interest SPA;

(f)                                   IMTIS Holdings shall acquire legal title to, and full beneficial ownership of, the IMTIS Holdings Shares in accordance with the Turkcell Interest SPA, Loan Note 1 and the Loan Note 1 Deed of Assignment, and Loan Note 3;

(g)                                  Ziraat shall acquire legal title to, and full beneficial ownership of Loan Note 2 and the Loan Note 2 Deed of Assignment;

(h)                                 TVF BTIH shall acquire legal title to, and full beneficial ownership of, Loan Note 1, and Loan Note 3 alongside the Loan Note 1 TWF Deed of Assignment and the Loan Note 3 Deed of Assignment in accordance with the Turkcell Interest SPA; and

(i)                                     the Key Parties (or their Representatives) shall, save as set out in Clause 8.8.3, cause all Second Release Documents (as released by the Escrow Agent in accordance with the Escrow Agent Instructions contemplated by Clause 8.3.2(f) and the Escrow Agreement) which have not yet been dated and delivered in order to give effect to the actions set out under paragraphs (a) to (h) (inclusive) above to be immediately dated and delivered to the relevant counterparties, such occurrence being “Completion”, and the date of such occurrence being the “Completion Date”.

8.8.2                     With effect from, and subject to Completion, each of CTH, Telia Finland, Turkcell Holding, TWF and TVF BTIH irrevocably and unconditionally releases and forever discharges each member of the board of directors of Turkcell Holding who were in such position until Completion from their liabilities in their capacity as members of the board of directors of Turkcell Holding and, to the extent not prohibited from doing so by Applicable Law and in accordance with Applicable Law, TVF BTIH (or its successors) shall, and TWF shall take all necessary actions (through the exercise of voting rights or otherwise) to cause TVF BTIH (or its successors) to, release and discharge such directors from their liabilities in their capacity as members of the board of directors of Turkcell Holding at the first annual general assembly of shareholders of TVF BTIH (or its successors) held after Completion.

8.8.3                     No counterpart to the Deed of Adherence to the CTH SHA Termination Deed, the form of which is set out in Schedule 8 of the Global Settlement Deed, shall be dated and delivered unless, on or before the Completion Date, Ziraat exercises its rights under its security under the Facility Documents to appropriate CFI’s shares in CTH.

9.                                      TRANSACTION STEPS AFTER THE COMPLETION DATE

9.1                               Actions Related to CTH

9.1.1                     Immediately after Completion, CTH shall, and each of ATT and CFI shall take all necessary actions (including through the exercise of voting rights or otherwise) to cause CTH to, (i) amend and restate the CTH Memorandum and Articles of Association by adopting the Memorandum of Association and Articles of Association in the form set out in Schedule 30 (Amended and Restated CTH Memorandum and Articles of Association) (the “Amended and Restated CTH Memorandum and Articles of Association”), and (ii) register the Amended and Restated CTH Memorandum and Articles of Association with the Registrar of Corporate Affairs (British Virgin Islands).

9.1.2                     As soon as reasonably practicable after the Completion Date, ATT, CFI and CTH shall take all necessary actions (including through the exercise of voting rights or otherwise) to (i) wind-up and dissolve the CTH Subsidiaries in accordance with their corporate documents and Applicable Laws, and then (ii) wind-up and dissolve CTH in accordance with the Amended and Restated CTH Memorandum and Articles of Association and Applicable Law, including by taking the steps set out in Schedule 30 (CTH Dissolution Steps).

9.2                               Turkcell Dividends

9.2.1                     Subject to Completion having occurred, each of TVF BTIH and IMTIS Holdings shall take all necessary actions (including through the exercise of voting rights and by requiring directors of Turkcell nominated for appointment by it) to cause Turkcell to comply with, to the extent permitted by Applicable Law and in accordance with Applicable Law, Turkcell’s dividend distribution policy in place as at the date of this Deed as historically applied in 2017 and 2018 in respect of its financial year ended 31 December 2019.  Subject to Completion having occurred and to the extent permitted by Applicable Law and in accordance with Applicable Law, TVF BTIH and IMTIS Holdings shall discuss in good faith with the Turkcell Board how to cause the payment of all dividends and other distributions approved in respect of Turkcell’s financial year ended 31 December 2019 (including, for the avoidance of doubt, any dividend or other distribution approved pursuant to Clause 5.1(b)) to occur as soon as reasonably practicable.

9.2.2                     TVF BTIH warrants to Telia Finland that as of the date of this Deed it has no present intention to cause Turkcell (i) to amend Turkcell’s dividend distribution policy in place as at the date of this Deed for a period of one (1) year after the Completion Date, or (ii) to apply the dividend policy during such period otherwise than as historically applied in respect of the 2017 and 2018 financial years of Turkcell.

9.3                               Additional ITCA Approvals

Following Completion, each of TVF BTIH and IMTIS Holdings shall, if reasonably requested by the other party (the “Requesting Party”), use its reasonable endeavours to cooperate and collaborate with such Requesting Party and Turkcell in relation to any Approval such Requesting Party and Turkcell may require from ITCA under Applicable Law in circumstances where a Transfer of shares in Turkcell is contemplated or occurring.

9.4                               ADR Program

TVF BTIH shall, during the three-year period starting at Completion, use its reasonable endeavours to cause Turkcell not to terminate its ADR Program.

10.                               RELEASE OF ESCROW PROPERTY – NON-COMPLETION

The Parties agree that the Escrow Agent shall be required to immediately and simultaneously release the Escrow Property, or any residual Escrow Property then held by the Escrow Agent, as applicable, back to the Escrow Party which had originally delivered such Escrow Property to the Escrow Agent if:

(a)                                 the Escrow Agent is notified that the AoA Amendments have not been approved by the Turkcell General Assembly by way of delivery by the Designated Solicitors of the signed Escrow Agent Instructions in the form scheduled to this Deed in Part C of Schedule 3 (Form of Escrow Agent Instructions);

(b)                                 no Escrow Agent Instructions have been received by the Escrow Agent by the Termination Date; or

(c)                                  the Escrow Agreement otherwise terminates in accordance with its terms.

11.                               OTHER AGREEMENTS

11.1                        CTH Interim Covenants Relating to Turkcell Holding

11.1.1              From the date of this Deed until Completion, except as (i) otherwise provided in any Transaction Agreement, (ii) required by Applicable Law; or (iii) consented to in writing and in advance by TVF BTIH (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), CTH (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding not to trade, carry on any business or own any assets or incur any liabilities other than:

(a)                                 the entry into and/or performance of its obligations under the Transaction Agreements;

(b)                                 holding the Turkcell Shares and conducting activities related to, or reasonably incidental to, the maintenance of its corporate existence;

(c)                                  voting (or causing to be voted), in person or by proxy, the Turkcell Shares at any annual general assembly of Turkcell in the ordinary course and in a manner consistent with past practice;

(d)                                 ownership of cash or cash equivalents for the purposes of paragraphs (b) (including in respect of receipt of dividends on Turkcell Shares) and/or (e); and

(e)                                  general administration activities, including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Taxes), to include the fulfilment of any periodic reporting requirements.

11.1.2              Without prejudice to the generality of Clause 11.1.1 above and other than where TVF BTIH has provided its advance written consent (which consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), from the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements or as required by Applicable Law, CTH (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall not:

(a)                                 amend any TH Corporate Document;

(b)                                 reorganise, split, combine or reclassify any shares of Turkcell Holding’s capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing;

(c)                                  issue, sell or otherwise dispose of any of Turkcell Holding’s capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of Turkcell Holding’s capital stock;

(d)                                 declare or pay any dividends or distributions on or in respect of any of Turkcell Holding’s capital stock, or redeem, purchase or acquire any of Turkcell Holding’s capital stock;

(e)                                  vote (or cause to be voted), in person or by proxy, the shares representing the CTH TH Interest at any annual general assembly of Turkcell Holding other than in the ordinary course and in a manner consistent with past practice;

(f)                                   amend the 2019 Dividend Agreement;

(g)                                  take any action which would constitute a breach of any TH Corporate Document;

(h)                                 take any action to convene a general assembly of the shareholders of Turkcell (whether annual or extraordinary) other than the Turkcell General Assembly; or

(i)                                     agree to do any of the foregoing;

further to the above, and other than where TVF BTIH has provided its advance written consent (which consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), from the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements or as required by Applicable Law, CTH (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding not to:

(j)                                    take any action or enter into any other transaction that would have the effect of knowingly increasing (or where an increase would be reasonably foreseeable) the Tax liability or knowingly reducing (or where a reduction would be reasonably foreseeable) any Tax asset of TVF BTIH post-Completion;

(k)                                 enter into any transaction with Telia Finland or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(l)                                     enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or Telia Finland or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(m)                             settle any litigation or cease defending any ongoing litigation;

(n)                                 incur, assume or guarantee any indebtedness for borrowed money;

(o)                                 take any action set out in paragraph (a) to (d) (inclusive) or (f) of Clause 11.1.3 in respect of its holding of the Turkcell Shares; or

(p)                                 agree to do any of the foregoing,

provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

11.1.3              From the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements or required by Applicable Law, or consented to in writing by TVF BTIH (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), CTH shall not take, or agree to take, any of the following actions:

(a)                                 offer or Transfer any share comprising part of the CTH TH Interest or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a share, or announce any intention to offer or Transfer any such share;

(b)                                 pledge, mortgage, charge or otherwise Encumber any share comprising part of the CTH TH Interest or any interest in any such share;

(c)                                  grant an option over any share comprising part of the CTH TH Interest or any interest in any such share;

(d)                                 enter into any agreement in respect of the votes attached to any share forming part of the CTH TH Interest;

(e)                                  permit Turkcell Holding to take any action set out in the foregoing paragraphs (a) to (d) (inclusive) or (f) in respect of the Turkcell Shares; or

(f)                                   agree to do any of the foregoing.

11.2                        Turkcell Holding Interim Covenants

11.2.1              From the date of this Deed until Completion, except as (i) otherwise provided in any Transaction Agreement, (ii) required by Applicable Law; or (iii) consented to in writing and in advance by TVF BTIH (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), Turkcell Holding agrees that it shall not trade, carry on any business or own any assets or incur any liabilities other than:

(a)                                 the entry into and/or performance of its obligations under the Transaction Agreements;

(b)                                 holding the Turkcell Shares and conducting activities related to, or reasonably incidental to, the maintenance of its corporate existence;

(c)                                  voting (or causing to be voted), in person or by proxy, the Turkcell Shares at any annual general assembly of Turkcell in the ordinary course and in a manner consistent with past practice;

(d)                                 ownership of cash or cash equivalents for the purposes of paragraphs (b) (including in respect of receipt of dividends on Turkcell Shares) and/or (e); and

(e)                                  general administration activities, including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Taxes), to include the fulfilment of any periodic reporting requirements.

11.2.2              Without prejudice to the generality of Clause 11.2.1 above and other than where TVF BTIH has provided its advance written consent (which consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), from the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements, Turkcell Holding shall not:

(a)                                 amend any TH Corporate Document;

(b)                                 reorganise, split, combine or reclassify any shares of its capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing;

(c)                                  issue, sell or otherwise dispose of any of its capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(d)                                 declare or pay any dividends or distributions on or in respect of any of its capital stock, or redeem, purchase or acquire any of its capital stock;

(e)                                  amend the 2019 Dividend Agreement;

(f)                                   take any action which would constitute a breach of any TH Corporate Document; or

(g)                                  agree to do any of the foregoing;

further to the above, and other than where TVF BTIH has provided its advance written consent (which consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), from the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements, Turkcell Holding shall not:

(h)                                 take any action or enter into any other transaction that would have the effect of knowingly increasing (or where an increase would be reasonably foreseeable) the Tax liability or knowingly reducing (or where a reduction would be reasonably foreseeable) any Tax asset of TVF BTIH post-Completion;

(i)                                     enter into any transaction with Telia Finland or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(j)                                    enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or Telia Finland or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(k)                                 settle any litigation or cease defending any ongoing litigation;

(l)                                     incur, assume or guarantee any indebtedness for borrowed money; or

(m)                             agree to do any of the foregoing,

provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

11.2.3              From the date of this Deed until Completion, except as contemplated by this Deed or the Transaction Agreements or required by Applicable Law or consented to in writing by TVF BTIH (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that TVF BTIH may require up to five (5) Business Days from the receipt by TVF BTIH of such consent request to consider such request), Turkcell Holding shall not take, or agree to take, any of the following actions:

(a)                                 offer or Transfer any Turkcell Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a share, or announce any intention to offer or Transfer any Turkcell Share;

(b)                                 pledge, mortgage, charge or otherwise Encumber any Turkcell Share or any interest in any Turkcell Share;

(c)                                  grant an option over any Turkcell Share or any interest in any Turkcell Share;

(d)                                 enter into any agreement in respect of the votes attached to any Turkcell Share; or

(e)                                  agree to do any of the foregoing.

11.3                        Actions to be Taken by CTH and/or Turkcell Holding

11.3.1              Each of ATT and CFI shall use all reasonable endeavours (including through the exercise of voting rights and by requiring directors of CTH nominated for appointment by each of them respectively) to cause CTH to comply with its obligations under the Transaction Agreements.

11.3.2              Each of CTH and Telia Finland shall use all reasonable endeavours (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by each of them respectively) to cause Turkcell Holding to comply with its obligations under the Transaction Agreements.

11.3.3              From the date of this Deed until Completion, Turkcell Holding shall use all reasonable endeavours (including through the exercise of voting rights and by requesting directors of Turkcell nominated for appointment by Turkcell Holding) to cause Turkcell not to:

(a)                                 reorganise, split, combine or reclassify any shares of its capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing; or

(b)                                 issue, sell or otherwise dispose of any of its capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock, provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

11.4                        Leakage

11.4.1              CTH:

(a)                                 warrants that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Deed, no Leakage has occurred to it; and

(b)                                 undertakes that during the period commencing on the date of this Deed up to (and including) the Completion Date, no Leakage will occur to it.

11.4.2              CTH agrees that it shall not have any right, remedy or claim against Turkcell Holding in the event of any claim made in respect of any breach by CTH of Clause 11.4.1 or in relation to the facts underlying any such claim.

11.5                        Equitable Relief and Specific Performance

Without prejudice to the rights of any Party under any other Transaction Agreement, each Party agrees and acknowledges for the benefit of each other Party that if any Party is or may be in breach of any of its respective obligations under Clauses 11.1, 11.2, 11.3 and/or 11.4, each Party’s only relief or remedy in respect of any such breach or potential breach shall be equitable relief and/or specific performance.

11.6                        Conduct of Claims

11.6.1              Conduct of Warranty Claims

If the matter or circumstance that has resulted in a claim against any of Telia Finland, CFI or ATT (each, a “SPA Warrantor”) for breach of any warranty under the Telia TH Interest SPA or the Total CTH TH Interest SPA, as applicable (a “Warranty Claim”) is the same as, or connected with, the matter or circumstance that may also give rise to a claim against any other SPA Warrantor for breach of any warranty under the Telia TH Interest SPA or the Total CTH TH Interest SPA, as applicable, then:

(a)                                 the SPA Warrantor against whom a claim has been brought (the “Breaching SPA Warrantor”) shall consult with the other SPA Warrantor[s] in relation to the conduct of the Warranty Claim so far as is reasonably practicable in the circumstances and shall take reasonable account of the views of the other SPA Warrantor[s] before taking any action in relation to the Warranty Claim;

(b)                                 the Breaching SPA Warrantor shall procure that no admissions in relation to the Warranty Claim are made by or on behalf of the Breaching SPA Warrantor, and that the Warranty Claim shall not be compromised, disposed of or settled without the prior written consent of the other SPA Warrantor[s] (such consent not to be unreasonably withheld or delayed);

(c)                                  subject to the other SPA Warrantor[s] agreeing to reimburse the Breaching SPA Warrantor to its reasonable satisfaction against all of its costs and expenses in relation to such Warranty Claim, the Breaching SPA Warrantor shall take all such action as the other SPA Warrantor[s] may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Warranty Claim; and

(d)                                 the Breaching SPA Warrantor shall, subject to any privilege or confidentiality restrictions that may apply, disclose to the other SPA Warrantor[s] such material of which the Breaching SPA Warrantor is aware which relates to the Warranty Claim and shall give, subject to it being paid all reasonable costs and expenses, all such assistance as is reasonable in the circumstances.

11.6.2              Conduct of Third Party Claims

In respect of any Warranty Claim the origin or cause of which is Turkcell Holding (or its successors) such that the party bringing a Warranty Claim suffers a loss from a loss to Turkcell Holding (or its successors), the following provisions shall apply:

(a)                                 upon TWF or TVF BITH (as appropriate) (the “Informing Party”) becoming aware of any claim, action or demand being made by a third party against

Turkcell Holding (or its successors) which is likely to give rise to any Warranty Claim against any of the SPA Warrantors (the “Third Party Claim”), the Informing Party shall notify the SPA Warrantors by written notice specifying (in reasonable detail) the matter which gives rise to the Third Party Claim, the legal and factual basis of the claim, and where practicable, a best estimate of the amount of the liability of Turkcell Holding (or its successors) within ten (10) Business Days of the Informing Party becoming aware of such Third Party Claim;

(b)                                 Turkcell Holding (or its successors) shall, subject to any privilege or confidentiality restrictions that may apply, promptly give such information and access to personnel, premises, chattels, documents and records to the SPA Warrantors and their professional advisers as the SPA Warrantors may reasonably request in relation to the Third Party Claim;

(c)                                  on the written request of any SPA Warrantor, provided that such request has been provided within ten (10) Business Days’ of any notice given to such SPA Warrantor under Clause 11.6.2(a), Turkcell Holding (or its successors) shall allow such SPA Warrantor to take joint control, alongside Turkcell Holding (or its successors) and any other SPA Warrantor, of all actions related to the Third Party Claim (“Third Party Claim Proceedings”), in which case the following provisions shall apply:

(i)            each SPA Warrantor and Turkcell Holding (or its successors) shall keep each other fully and promptly informed of the Third Party Claim Proceedings, and consult with each other on any matter which is or is likely to be material in relation to the Third Party Claim Proceedings, taking into account of all reasonable requirements of the SPA Warrantors and Turkcell Holding (or its successors) in relation to such Third Party Claim Proceedings;

(ii)           Turkcell Holding (or its successors) shall not make any admission of liability, agreement, settlement or compromise with any third party in relation to such Third Party Claim without the prior written consent of the SPA Warrantors (such consent not to be unreasonably withheld or delayed); and

(iii)          subject to the SPA Warrantor[s] agreeing to reimburse Turkcell Holding (or its successors) to its reasonable satisfaction against all of its costs and expenses in relation to such Third Party Claim, Turkcell Holding (or its successors) shall give all such assistance and take all such actions as the SPA Warrantor[s] may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim;

(d)                                 if no SPA Warrantor elects to take the joint control of a Third Party Claim Proceeding pursuant to paragraph (c) above, the conduct of the Third Party Claim Proceeding shall remain with Turkcell Holding (or its successors).

11.7                        TVF BTIH Claims under the Telia TH Interest SPA and the Total CTH TH Interest SPA

(a)                                 Subject to paragraph (b) below and any Applicable Law, TVF BTIH covenants to each of Telia Finland, CFI and ATT that in no circumstances TVF BTIH shall file a claim in respect of any breach under the Telia TH Interest SPA and/or the Total CTH TH Interest

SPA, as applicable, against less than all of the parties that TVF BTIH, acting reasonably, determines are in breach of the same warranty or covenant under the Telia TH Interest SPA and/or the Total CTH TH Interest SPA, as applicable.

(b)                                 If a winding-up, liquidation or dissolution order has been made in respect of Telia Finland, CFI or ATT, then TVF BTIH shall not be obliged to file a claim in respect of any breach against any such entity in accordance with paragraph (a) above but (i) in relation to any breach by ATT, TVF BTIH will be obliged to bring a claim against L1 under and in accordance with Clause 13 (Guarantees) and (ii) in respect of any breach by CFI, TVF BTIH will be obliged to bring a claim against CH under and in accordance with Clause 13 (Guarantees), in each case provided that such entity is itself not the subject of a winding-up, liquidation or dissolution order.

11.8                        Lock-Up

11.8.1              IMTIS Holdings Lock-Up

(a)                                 Subject to Clause 11.8.1(b):

(i)            IMTIS Holdings undertakes to each of Telia Finland and TWF that IMTIS Holdings, IMTIS, L1 and their respective Affiliates (collectively, the “Permitted Transferees”) shall not Transfer any shares in Turkcell to any person that is not a Permitted Transferee; and

(ii)           L1 undertakes to each of Telia Finland and TWF that an Affiliate of L1 shall continue to hold all of the depositary receipts issued by IMTIS, and IMTIS Holdings undertakes to each of Telia Finland and TWF that IMTIS Holdings will continue to be a wholly-owned subsidiary of IMTIS, in each case, for a period of one (1) year after the Completion Date.

(b)                                 The restrictions under Clause 11.8.1(a) shall not apply if:

(i)            following such Transfer, the Permitted Transferees, cumulatively, continue to beneficially and legally own and have full economic exposure to at least 19.8% of the issued shares in Turkcell;

(ii)           any such Transfer is carried out in connection with any Permitted Transferee entering into a margin loan, an equity repurchase transaction or similar financing transaction, in each case for a term that exceeds one (1) year after the Completion Date, with one or more financing banks (as applicable, the “Relevant Financing Transaction”), including in circumstances where such Transfer arises out of the implementation, close-out, or termination of the Relevant Financing Transaction, or the foreclosure or enforcement of shares in Turkcell by one or more financing banks under the Relevant Financing Transaction;

(iii)          any such Transfer is a tender by any Permitted Transferee in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell (except where such tender offer is made by an existing shareholder of Turkcell, the phrase “all of the shares in Turkcell” in this sub-clause (iii) shall be read to mean all of the shares in Turkcell except the shares in Turkcell held by such shareholder); or

(iv)          any such Transfer is made pursuant to an “exit right” (“ayrılma hakkı” in Turkish), exercised in accordance with the terms of the CML, the Exit Right

Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

(c)                                  For the avoidance of doubt, nothing under this Clause 11.8.1 shall prevent any Permitted Transferee from (i) Transferring any shares in Turkcell as allowed under the Relevant Financing Transaction to (y) satisfy its financial obligations in relation to accrued interest and/or (z) cure any excess in the applicable loan-to-value (LTV) ratio, (ii) converting any shares of Turkcell into American Depositary Shares under the ADR Program (and vice versa), provided that the restrictions under this Clause 11.8.1 shall continue to apply to such American Depositary Shares, mutatis mutandis; or (iii) Transferring its direct or indirect interest in any Turkcell shares to settle any obligation to make a payment or generate cash in order to make a payment in each case in respect of any CTH SPA Claim that may arise from time to time to TVF BTIH or any of its Affiliates.

(d)                                 Save for any Transfers permitted under Clauses 11.8.4(c)(i) and 11.8.4(c)(iii), IMTIS Holdings and L1 undertake to Telia Finland that none of the Permitted Transferees shall for a period of one (1) year after the Completion Date have any discussions or enter into any agreements, understandings or arrangements (whether oral or written, conditional or otherwise) in respect of: (i) the Transfer of any part of TWF’s or TWF’s Affiliates direct or indirect interest in Turkcell to any Permitted Transferee; or (ii) any transaction which would have an economically equivalent effect to such a Transfer.

11.8.2              IMTIS Holdings Transferee Deed of Adherence

L1 undertakes to TWF to procure that, immediately prior to any Permitted Transferee completing any Transfer of IMTIS Holdings Shares to any other Permitted Transferee during the period starting on the Completion Date and ending on the date falling three (3) years after the Completion Date, such transferee shall execute and deliver the Transferee Deed of Adherence in the form set forth in Schedule 31 (Form of Transferee Deed of Adherence) in respect of each Transaction Agreement to which the relevant transferor of the IMTIS Holdings Shares is a party to each other party to each such Transaction Agreement.

11.8.3              TVF BTIH Transferee Deed of Adherence

TWF undertakes to L1 to procure that, immediately prior to TVF BTIH or any of its Affiliates completing any Transfer of any shares in Turkcell to any other Affiliate of TWF during the period starting on the Completion Date and ending on the date falling three (3) years after the Completion Date, such transferee shall execute and deliver the Transferee Deed of Adherence in the form set forth in Schedule 31 (Form of Transferee Deed of Adherence) in respect of each Transaction Agreement to which the relevant transferor of the shares in Turkcell is a party to each other party to each such Transaction Agreement.

11.8.4              TVF BTIH Lock-Up

(a)                                 Subject to Clause 11.8.4(c) TVF BTIH undertakes to each of Telia Finland and L1 that TVF BTIH and its Affiliates shall not Transfer any shares in Turkcell to any person that is not an Affiliate of TWF for a period of one (1) year after the Completion Date.

(b)                                 Subject to Clause 11.8.4(c) (ii), (iii) and (iv) (inclusive), during the period ending on the earlier of (i) the date on which the Permitted Transferees cease to beneficially and legally own and have economic exposure to at least five per cent. (5%) of the issued shares in Turkcell (it being understood that, for the purpose of this Clause 11.8.4(b), the Permitted Transferees shall be deemed to beneficially and legally own and have economic exposure to any shares in Turkcell subject to a Relevant Financing Transaction) and (ii) the date falling three (3) years after the Completion Date: (A) TVF BTIH undertakes to L1 and IMTIS Holdings that TVF BTIH and its Affiliates shall not Transfer any Group A Shares in Turkcell to any person that is not a directly or indirectly wholly-owned Affiliate of TWF (a “Group A Share Transferee”), and (B) TWF undertakes to L1 and IMTIS Holdings to ensure that if following a transfer of Group A Shares to a Group A Share Transferee, such Group A Share Transferee ceases to be a directly or indirectly wholly-owned Affiliate of TWF, such Group A Share Transferee shall, immediately prior to ceasing to be a wholly-owned Affiliate of TWF, transfer its Group A Shares to a directly or indirectly wholly-owned Affiliate of TWF.

(c)                                  The restrictions under Clauses 11.8.4(a) and 11.8.4(b) shall not apply if:

(i)            following such Transfer, TVF BTIH and its Affiliates, cumulatively, continue to beneficially and legally own and have economic exposure to at least 21.2% of the issued shares in Turkcell (including all of the Group A Shares);

(ii)           any such Transfer is carried out in connection with security created by TVF BTIH or any of its Affiliates over its shares in Turkcell in favour of a lender in relation to a loan transaction;

(iii)          any such Transfer is a tender by TVF BTIH and its Affiliates in any bona fide third party mandatory tender offer or voluntary tender offer made for all of the shares in Turkcell (except where such tender offer is made by an existing shareholder of Turkcell, the phrase “all of the shares in Turkcell” in this sub-clause (iii) shall be read to mean all of the shares in Turkcell except the shares in Turkcell held by such shareholder); or

(iv)          any such Transfer is made pursuant to an “exit right” (“ayrılma hakkı” in Turkish), exercised in accordance with the terms of the CML, the Exit Right Communiqué or the Turkish Commercial Code, but only where such “exit right” arises as a result of a transaction conducted by or decided upon by Turkcell.

(d)                                 Save for any Transfers permitted under Clauses 11.8.1(b)(i) and 11.8.1(b)(iii), TVF BTIH undertakes to Telia Finland that none of TWF or its Affiliates shall for a period of one (1) year after the Completion Date have any discussions or enter into any agreements, understandings or arrangements (whether oral or written, conditional or otherwise) in respect of: (i) the Transfer of any Permitted Transferee’s direct or indirect interest in Turkcell (other than any Turkcell shares to settle any obligation to make a payment or generate cash in order to make a payment in each case in respect of any CTH SPA Claim that may arise from time to time) to TVF BTIH or any of its Affiliates; or (ii) any transaction which would have an economically equivalent effect to such a Transfer.

(e)                                  None of the restrictions set out in this Clause 11.8.4 shall act so as to prevent any of TWF’s Affiliates from taking any action in the course of that person’s ordinary investment or advisory business (including the sale or purchase of Turkcell shares held before, on or after Completion), provided such action is not taken on the instructions of, or otherwise in conjunction with, for or on behalf of, TWF or TVF BTIH or any transferee of any shares in Turkcell (including any Group A Shares) which is an Affiliate of TWF.

11.9                        2019 Dividend Agreement

(a)                                 Each party to the 2019 Dividend Agreement acknowledges and agrees that Turkcell Holding’s obligation to pay to its registered shareholders any remaining distributable amount in accordance with the last sentence of clause 2.1 of the 2019 Dividend Agreement (the “TH Retained Dividends”) shall be suspended, and therefore Turkcell Holding shall not distribute any TH Retained Dividends, during the period from the date of this Deed until the earlier of (a) Completion and (b) the date of termination of this Deed in accordance with Clause 14 (the “Suspension Period”); provided that, however, if Completion has not occurred by the end of the Suspension Period, Turkcell Holding’s obligation to distribute any TH Retained Dividends shall cease to be suspended and shall re-enter into full force and effect with effect from the end of the Suspension Period (subject to Applicable Law).

(b)                                 Each party to the 2019 Dividend Agreement acknowledges and agrees that immediately upon Completion the 2019 Dividend Agreement shall terminate in accordance with clause 7.2 of the Global Settlement Deed.

11.10                 Resignation of Directors

Each of ATT and Telia Finland shall take all necessary actions (including through the exercise of voting rights or otherwise) to ensure that their respective representatives on the board of directors of Turkcell or, where applicable, any subsidiary of Turkcell (or any committee thereof) resign on or before Completion.

11.11                 TWF Total CTH TH Interest SPA Tax Indemnity

11.11.1       Each of TVF BTIH and TWF undertakes to ATT that, following Completion, subject to Clause 11.11.2 below, it shall indemnify, defend and hold harmless ATT (without double counting):

(a)                                 from and against any Tax liability it actually suffers or sustains;

(b)                                 from and against 49% of any Tax liability CTH actually suffers or sustains; and

(c)                                  from and against 49% of all documented out-of-pocket costs and expenses and reasonably and properly incurred legal fees, experts’ fees and consultants’ fees incurred by CTH, in each case imposed by the Turkish Tax authority and directly arising out of or resulting from the value attributed to the Total CTH TH Interest for its transfer to TVF BTIH under the Total CTH TH Interest SPA.

11.11.2       TVF BTIH and TWF shall not be liable for any claim under Clause 11.11.1 above unless written notice of such claim has been served by or on behalf of ATT on or before the date of expiry of the relevant statute of limitations.

11.11.3       Subject to Clause 11.11.4, if any of CTH or ATT becomes aware of a Tax claim by the Turkish Tax authority, it shall give or procure that notice in writing is given to the Representatives of TVF BTIH and TWF within ten (10) Business Days of becoming so aware.

11.11.4       If either TVF BTIH or TWF becomes aware of a Tax claim by the Turkish Tax authority, the Representative of TVF BTIH or TWF shall notify CTH and ATT in writing within ten (10) Business Days’ of becoming so aware and, on receipt of the notice, CTH and

ATT shall be deemed to have given TVF BTIH and TWF notice of the Tax claim by the Turkish Tax authority in accordance with the provisions of Clause 11.11.3.

11.11.5       CTH and ATT shall keep TVF BTIH and TWF fully and promptly informed of the Tax claim, and consult with TVF BTIH and TWF on any matter which is or is likely to be material in relation to the Tax claim, taking into account of all reasonable requirements of TVF BTIH and TWF in relation to such Tax claim by the Turkish Tax authority.

11.11.6       CTH and ATT shall not make any admission of liability, agreement, settlement or compromise with the Turkish Tax authority or any third party in relation to such Tax claim by the Turkish Tax authority without the prior written consent of TVF BTIH and TWF (such consent not to be unreasonably withheld or delayed, it being acknowledged by the Parties that TVF BTIH may require up to ten (10) Business Days from the receipt by TVF BTIH of such consent request to consider such request).

11.11.7       CTH and ATT shall take, and ATT and CFI shall use all reasonable endeavours (including through the exercise of voting rights and by requiring directors of CTH nominated for appointment by them) to procure that CTH shall take, any action that the Representatives of TVF BTIH and TWF may reasonably request by notice in writing given to CTH and ATT (i) to avoid, dispute, defend, resist, appeal, request an internal review or compromise any Tax claim by the Turkish Tax authority and (ii) to allow TWF and / or TVF BTIH to elect to assume joint conduct with CTH and ATT in relation to any dispute, defence or appeal relating to any Tax claim by the Turkish Tax Authority.

11.11.8       If reasonably requested by TVF BTIH or TWF and upon reasonable notice, and subject to any applicable confidentiality obligations or restrictions, CTH and ATT shall provide, and ATT and CFI shall use all reasonable endeavours (including through the exercise of voting rights and by requiring directors of CTH nominated for appointment by them) to procure that CTH shall provide, to TVF BTIH and TWF and the professional advisors of TVF BTIH and TWF reasonable access during normal business hours to premises and personnel and to any relevant assets, documents and records in their power, possession or control to the extent necessary to investigate the matter and enable TVF BTIH and TWF to take any action referred to in this Clause 11.11.

12.                               ESCROW AGREEMENT

12.1                        Interest

12.1.1              The Escrow Parties agree that any interest accruing on:

(a)                                 the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) shall accrue for the benefit of or be charged to IMTIS Holdings;

(b)                                 the TVF BTIH Cash Account (as defined in the Escrow Agreement) shall accrue for the benefit of or be charged to TVF BTIH;

(c)                                  the Custody Cash Account (as defined in the Escrow Agreement) shall accrue for the benefit of or be charged to Turkcell Holding; and

(d)                                 the Turkcell Holding Cash Account (as defined in the Escrow Agreement) shall accrue for the benefit of or be charged to Turkcell Holding,

and, in each case, such interest shall be paid to such Escrow Party on Completion or, as the case may be, charged to such Escrow Party by the Escrow Agent in accordance with the terms of the Escrow Agreement.

12.2                        Fees, Indemnity

12.2.1              The Escrow Parties agree that the liability of the Escrow Parties to the Escrow Agent in respect of:

(a)                                 all fees, costs and expenses payable to the Escrow Agent in accordance with the Escrow Agreement and the Fee Letter, other than the Utilisation Fee (“Escrow Fee Claims”); and

(b)                                 any amounts finally agreed or determined to be payable to the Escrow Agent in respect of a claim made against the Escrow Parties (or any of them) under any indemnity provision in the Escrow Agreement (“Escrow Indemnity Claims”, and together with Escrow Fee Claims, “Escrow Claims”), shall be borne by the Relevant Parties in the Agreed Proportions.

12.2.2              The Utilisation Fee shall be borne by TVF BTIH and ATT in accordance with the terms of the Escrow Agreement.

12.2.3              If the amount paid by a Relevant Party in respect of an Escrow Claim exceeds its Agreed Proportion of the Escrow Claim, the other Relevant Parties shall, promptly on demand, pay to that Relevant Party in cash such sum as is necessary to ensure that each Relevant Party bears no more than its Agreed Proportion of the Escrow Claim.

12.2.4              This Clause 12.2 shall take precedence over any provision of the Civil Liability (Contribution) Act 1978 which would apply but for the terms of this Clause 12.2. Each Escrow Party irrevocably waives any right of contribution that they may have against any other Escrow Party in respect of any Escrow Claim, whether arising under the Civil Liability (Contribution) Act 1978 or otherwise.

12.2.5              In this Clause 12.2:

“Agreed Proportion” means:

(a)                                 as to each Relevant Party, one third; or

(b)                                 in the case of an Escrow Indemnity Claim which is wholly attributable to the acts or omissions of a Relevant Party:

(i)            as to that Relevant Party, 100%; and

(ii)           as to any other Relevant Party, zero.

“Relevant Party” means each of (a) TVF BTIH, (b) ATT and IMTIS Holdings (taken together) or (c) Telia Finland.

13.                               GUARANTEES

13.1                        L1 Guarantee and Indemnity

13.1.1              Subject to Clause 13.1.8 (L1 Guaranteed Parties Limitation of Liability), L1 irrevocably and unconditionally:

(a)                                 guarantees to each L1 Guarantee Beneficiary Party punctual performance by each L1 Guaranteed Party of all L1 Guaranteed Parties’ obligations under the Transaction Agreements;

(b)                                 undertakes with each L1 Guarantee Beneficiary Party that whenever an L1 Guaranteed Party does not pay any amount when due under or in connection with any Transaction Agreement, that L1 shall immediately on demand pay that amount as if it was the principal obligor; and

(c)                                  agrees with each L1 Guarantee Beneficiary Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that L1 Guarantee Beneficiary Party immediately on demand against any cost, loss or liability it incurs as a result of a L1 Guaranteed Party failing to perform or discharge any of its obligations under any Transaction Agreement when such obligations become performable under the terms of any Transaction Agreement or not paying any amount which would, in each case, but for such unenforceability, invalidity or illegality, have been performable under the terms of any Transaction Agreement or payable by it under any Transaction Agreement on the date when it would have been due.  The amount payable by L1 under this indemnity will not exceed the amount it would have had to pay under this Clause 13.1 if the amount claimed had been recoverable on the basis of a guarantee.

13.1.2              L1 Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any L1 Guaranteed Party under the Transaction Agreements, regardless of any intermediate payment or discharge in whole or in part.

13.1.3              L1 Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any L1 Guaranteed Party or otherwise) is made by a Party other than the L1 Guaranteed Parties in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of L1 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

13.1.4              L1 Waiver of Defences

The obligations of L1 under this Clause 13.1 will not be affected by an act, omission, matter or thing which, but for this Clause 13.1, would reduce, release or prejudice any of its obligations under this Clause 13.1 (without limitation and whether or not known to it or any other Party) including:

(a)                                 any time, waiver or consent granted to, or composition with, any other Party or other person;

(b)                                 the release of L1 or any L1 Guaranteed Party or any other person under the terms of any composition or arrangement with any creditor;

(c)                                  the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, L1 or any L1 Guaranteed Party or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)                                 any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of L1 or any L1 Guaranteed Party or any other person;

(e)                                  any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Transaction Agreement or any other document including, without limitation, any change in the purpose of, any Transaction Agreement or other document;

(f)                                   any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Agreement or any other document or security; or

(g)                                  any insolvency or similar proceedings.

13.1.5              L1 Guarantor Intent

Without prejudice to the generality of Clause 13.1.4 (L1 Waiver of Defences), L1 expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Transaction Agreements for the purposes of or in connection with any of the Transactions contemplated under the Transaction Agreements.

13.1.6              Immediate Recourse to L1

L1 waives any right it may have of first requiring any L1 Guarantee Beneficiary Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from L1 under this Clause 13.1.  This waiver applies irrespective of any law or any provision of a Transaction Agreement to the contrary.

13.1.7              L1 Appropriations

Until all amounts which may be or become payable by L1 and the L1 Guaranteed Parties under or in connection with the Transaction Agreements have been irrevocably paid in full, each L1 Guarantee Beneficiary Party (or any trustee or agent on its behalf) may:

(a)                                 refrain from applying or enforcing any other moneys or rights held or received by that L1 Guarantee Beneficiary Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and L1 shall not be entitled to the benefit of the same; and

(b)                                 hold in an interest-bearing suspense account any moneys received from L1 or on account of L1’s liability under this Clause 13.1.

13.1.8              L1 Guaranteed Parties Limitation of Liability

(a)                                 The maximum aggregate liability of L1, IMTIS Holdings, any other L1 Guaranteed Party, and any of their respective Affiliates for:

(i)            any and all claims brought by any Party before Completion against any of L1, IMTIS Holdings, any other L1 Guaranteed Party, or any of their respective Affiliates in respect of IMTIS Holdings’ obligation to credit the IMTIS Holdings Cash Account (as defined in the Escrow Agreement) in accordance with clause 4.1(b) (Escrow Property) of the Escrow Agreement and Clause 3.5 (Delivery of Escrow Property and Escrow Agent Instructions), including any demand on the L1 guarantee and/or indemnity under Clause 13.1 (L1 Guarantee and Indemnity) in respect of such obligation, shall be the higher of (A) the Loan Note 3 Amount; and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of shares in Turkcell (which as at the date of this Deed is 290,888,598 shares in Turkcell) and calculated in accordance with paragraph (c); and

(ii)           any and all claims (other than as described under paragraph (i) above) brought by any Party before Completion against any of L1, IMTIS Holdings, any other L1 Guaranteed Party, or any of their respective Affiliates under the Transaction Agreements other than the Global Settlement Deed, including any demand on the L1 guarantee and/or indemnity under Clause 13.1 (L1 Guarantee and Indemnity), shall be the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of shares in Turkcell (which as at the date of this Deed is 290,888,598 shares in Turkcell) and calculated in accordance with paragraph (c), in each case, the “L1 Guaranteed Parties Pre-Completion Liability Cap”, without duplication and subject always to the maximum aggregate liability set out in Clause 13.1.8(a)(i).  The L1 Guaranteed Parties Pre-Completion Liability Cap shall reduce by the aggregate amount of liability discharged by L1, IMTIS Holdings, any other L1 Guaranteed Party, and their respective Affiliates in respect of any and all claims brought by any Party on or before Completion against L1, IMTIS Holdings, any other L1 Guaranteed Party, or their respective Affiliates under the Transaction Agreements other than the Global Settlement Deed, including any demand on the L1 guarantee and/or indemnity under Clause 13.1 (L1 Guarantee and Indemnity).

(b)                                 In respect of any and all claims brought by any Party on or after Completion against any of any of L1, IMTIS Holdings, any other L1 Guaranteed Party, or any of their respective Affiliates under the Transaction Agreements other than the Global Settlement Deed, including any demand on the L1 guarantee and/or indemnity under Clause 13.1 (L1 Guarantee and Indemnity), the maximum aggregate liability of L1, IMTIS Holdings, any other L1 Guaranteed Party, and their respective Affiliates for any and all such claims shall be the US$ amount equal to (i) the market value of the IMTIS Holdings Shares at the time the relevant claim has been accepted, settled or finally determined, and calculated in accordance with paragraph (c) below, minus (ii) the aggregate amount of liability discharged by L1, IMTIS Holdings, any other L1 Guaranteed Party, and their respective Affiliates in respect of any and all claims brought by any Party under the Transaction Agreements other than the Global Settlement Deed (the “L1 Guaranteed Parties Post-Completion Liability Cap”).

(c)                                  The value of the shares in Turkcell described above shall be calculated in US$ at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date the relevant claim has been settled, accepted by L1, IMTIS Holdings, any other L1 Guaranteed Party, and their respective Affiliates or finally determined.

13.2                        TWF Guarantee and Indemnity

13.2.1              Subject to Clause 13.2.8 (TWF Parties Limitation of Liability) TWF irrevocably and unconditionally:

(a)                                 guarantees to each TWF Guarantee Beneficiary Party punctual performance by each TWF Guaranteed Party of all TWF Guaranteed Parties’ obligations under the Transaction Agreements;

(b)                                 undertakes with each TWF Guarantee Beneficiary Party that whenever a TWF Guaranteed Party does not pay any amount when due under or in connection with any Transaction Agreement, that TWF shall immediately on demand pay that amount as if it was the principal obligor; and

(c)                                  agrees with each TWF Guarantee Beneficiary Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that TWF Guarantee Beneficiary Party immediately on demand against any cost, loss or liability it incurs as a result of a TWF Guaranteed Party failing to perform or discharge any of its obligations under any Transaction Agreement when such obligations become performable under the terms of any Transaction Agreements or not paying any amount which would, in each case, but for such unenforceability, invalidity or illegality, have been performable under the terms of any Transaction Agreement or payable by it under any Transaction Agreement on the date when it would have been due.  The amount payable by TWF under this indemnity will not exceed the amount it would have had to pay under this Clause 13.2 if the amount claimed had been recoverable on the basis of a guarantee.

13.2.2              TWF Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any TWF Guaranteed Party under the Transaction Agreements, regardless of any intermediate payment or discharge in whole or in part.

13.2.3              TWF Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any TWF Guaranteed Party or otherwise) is made by a Party other than the TWF Guaranteed Parties in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of TWF will continue or be reinstated as if the discharge, release or arrangement had not occurred.

13.2.4              TWF Waiver of Defences

The obligations of TWF under this Clause 13.2 will not be affected by an act, omission, matter or thing which, but for this Clause 13.2, would reduce, release or prejudice any of its obligations under this Clause 13.2 (without limitation and whether or not known to it or any other Party) including:

(a)                                 any time, waiver or consent granted to, or composition with, any other Party or other person;

(b)                                 the release of TWF or any TWF Guaranteed Party or any other person under the terms of any composition or arrangement with any creditor;

(c)                                  the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, TWF or any TWF Guaranteed Party or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)                                 any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of TWF or any TWF Guaranteed Party or any other person;

(e)                                  any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Transaction Agreement or any other document including, without limitation, any change in the purpose of, any Transaction Agreement or other document;

(f)                                   any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Agreement or any other document or security; or

(g)                                  any insolvency or similar proceedings.

13.2.5              TWF Guarantor Intent

Without prejudice to the generality of Clause 13.2.4 (TWF Waiver of Defences), TWF expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Transaction Agreements for the purposes of or in connection with any of the Transactions contemplated under the Transaction Agreements.

13.2.6              Immediate Recourse to TWF

TWF waives any right it may have of first requiring any TWF Guarantee Beneficiary Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from TWF under this Clause 13.2.  This waiver applies irrespective of any law or any provision of a Transaction Agreement to the contrary.

13.2.7              TWF Appropriations

Until all amounts which may be or become payable by TWF and the TWF Guaranteed Parties under or in connection with the Transaction Agreements have been irrevocably paid in full, each TWF Guarantee Beneficiary Party (or any trustee or agent on its behalf) may:

(a)                                 refrain from applying or enforcing any other moneys or rights held or received by that TWF Guarantee Beneficiary Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise), and TWF shall not be entitled to the benefit of the same; and

(b)                                 hold in an interest-bearing suspense account any moneys received from TWF or on account of TWF’s liability under this Clause 13.2.

13.2.8              TWF Parties Limitation of Liability

(a)                                 The maximum aggregate liability of the TWF Parties for:

(i)                                     any and all claims brought by any Party before Completion against the TWF Parties in respect of the TWF Guaranteed Parties’ obligation to pay the Purchase Price as defined under the Telia TH Interest SPA and in accordance with the terms thereof, including any demand on the TWF guarantee and/or indemnity under Clause 13.2 (TWF Guarantee and Indemnity), shall be the higher of (A) the Purchase Price as defined under the Telia TH Interest SPA; and (B) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of shares in Turkcell (which as at the date of this Deed is 290,888,598 shares in Turkcell) and calculated in accordance with paragraph (c); and

(ii)                                  any and all claims (other than as described under paragraph (i) above) brought by any Party before Completion against the TWF Parties under the Transaction Agreements other than the Global Settlement Deed, including any demand on the TWF guarantee and/or indemnity under Clause 13.2 (TWF Guarantee and Indemnity), shall be the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 13.22% of shares in Turkcell (which as at the date of this Deed is 290,888,598 shares in Turkcell) and calculated in accordance with paragraph (c), in each case, the “TWF Parties Pre-Completion Liability Cap”, without duplication and subject always to the maximum aggregate liability set out in Clause 13.2.1(a)(i).  The TWF Parties Pre-Completion Liability Cap shall reduce by the aggregate amount of liability discharged by the TWF Parties in respect of any and all claims brought by any Party on or before Completion against the TWF Parties under the Transaction Agreements other than the Global Settlement Deed, including any demand on the TWF guarantee and/or indemnity under Clause 13.2 (TWF Guarantee and Indemnity).

(b)                                 In respect of any and all claims brought by any Party on or after Completion against the TWF Parties under the Transaction Agreements other than the Global Settlement Deed, including any demand on the TWF guarantee and/or indemnity under Clause 13.2 (TWF Guarantee and Indemnity), the maximum aggregate liability of the TWF Parties for any and all such claims shall be the US$ amount equal to (i) the market value of the IMTIS Holdings Shares at the time the relevant claim has been accepted, settled or finally determined, and calculated in accordance with paragraph (c) below, minus (ii) the aggregate amount of liability discharged by the TWF Parties in respect of any and all claims brought by any Party under this Deed (the “TWF Parties Post-Completion Liability Cap”).

(c)                                  The value of the shares in Turkcell described above shall be calculated in US$ at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date the relevant claim has been settled, accepted by the TWF Parties or finally determined.

13.3                        CH Guarantee and Indemnity

13.3.1              Subject to Clause 13.3.8 (CH Parties Limitation of Liability) CH irrevocably and unconditionally:

(a)                                 guarantees to each CH Guarantee Beneficiary Party punctual performance by CFI of all of CFI’s obligations under the Transaction Agreements;

(b)                                 undertakes with each CH Guarantee Beneficiary Party that whenever CFI does not pay any amount when due under or in connection with any Transaction Agreement, that CH shall immediately on demand pay that amount as if it was the principal obligor; and

(c)                                  agrees with each CH Guarantee Beneficiary Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that CH Guarantee Beneficiary Party immediately on demand against any cost, loss or liability it incurs as a result of CFI failing to perform or discharge any of its obligations under any Transaction Agreement when such obligations become performable under the terms of any Transaction Agreements or not paying any amount which would, in each case, but for such unenforceability, invalidity or illegality, have been performable under the terms of any Transaction Agreement or payable by it under any Transaction Agreement on the date when it would have been due.  The amount payable by CH under this indemnity will not exceed the amount it would have had to pay under this Clause 13.3 if the amount claimed had been recoverable on the basis of a guarantee.

13.3.2              CH Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by CFI under the Transaction Agreements, regardless of any intermediate payment or discharge in whole or in part.

13.3.3              CH Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of CFI or otherwise) is made by a Party other than CFI in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of CH will continue or be reinstated as if the discharge, release or arrangement had not occurred.

13.3.4              CH Waiver of Defences

The obligations of CH under this Clause 13.3 will not be affected by an act, omission, matter or thing which, but for this Clause 13.3, would reduce, release or prejudice any of its obligations under this Clause 13.3 (without limitation and whether or not known to it or any other Party) including:

(a)                                 any time, waiver or consent granted to, or composition with, any other Party or other person;

(b)                                 the release of CH or CFI or any other person under the terms of any composition or arrangement with any creditor;

(c)                                  the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, CH or CFI or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)                                 any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of CH or CFI or any other person;

(e)                                  any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Transaction Agreement or any other document including, without limitation, any change in the purpose of, any Transaction Agreement or other document;

(f)                                   any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Agreement or any other document or security; or

(g)                                  any insolvency or similar proceedings.

13.3.5              CH Guarantor Intent

Without prejudice to the generality of Clause 13.3.4 (CH Waiver of Defences), CH expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Transaction Agreements for the purposes of or in connection with any of the Transactions contemplated under the Transaction Agreements.

13.3.6              Immediate Recourse to CH

CH waives any right it may have of first requiring any CH Guarantee Beneficiary Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from CH under this Clause 13.3.  This waiver applies irrespective of any law or any provision of a Transaction Agreement to the contrary.

13.3.7              CH Appropriations

Until all amounts which may be or become payable by CH and CFI under or in connection with the Transaction Agreements have been irrevocably paid in full, each CH Guarantee Beneficiary Party (or any trustee or agent on its behalf) may:

(a)                                 refrain from applying or enforcing any other moneys or rights held or received by that CH Guarantee Beneficiary Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise), and CH shall not be entitled to the benefit of the same; and

(b)                                  hold in an interest-bearing suspense account any moneys received from CH or on account of CH’s liability under this Clause 13.3.

13.3.8              CH Parties Limitation of Liability

In respect of any and all claims brought by any Party on, before or after Completion against the CH Parties under the Transaction Agreements other than the Global Settlement Deed, including any demand on the CH guarantee and/or indemnity under Clause 13.3 (CH Guarantee and Indemnity), the maximum aggregate liability of the CH Parties for any and all such claims shall be the amount equal to US$1,604,576,501.00 (the “CH Parties Liability Cap”). The CH Parties Liability Cap shall reduce by the aggregate amount of liability discharged by the CH Parties in respect of any and all claims brought by any Party against the CH Parties under the Transaction Agreements other than the Global Settlement Deed, including any demand on the CH guarantee and/or indemnity under Clause 13.3 (CH Guarantee and Indemnity).

13.4                        Telia Parties Limitation of Liability

(a)                                 In respect of any and all claims brought by any Party on, before or after Completion against the Telia Parties under the Transaction Agreements other than the Global Settlement Deed, the maximum aggregate liability of the Telia Parties for any and all such claims shall be the lesser of (i) the Purchase Price (as defined in the Telia TH Interest SPA) and (ii) the US$ amount equal to the market value at the time the relevant claim has been accepted, settled or finally determined of 24.02% of shares in Turkcell (which as at the date of this Deed is 528,349,800 shares in Turkcell) and calculated in accordance with paragraph (b) below (the “Telia Parties Liability Cap”). The Telia Parties Liability Cap shall reduce by the aggregate amount of liability discharged by the Telia Parties in respect of any and all claims brought by any Party against the Telia Parties under the Transaction Agreements other than the Global Settlement Deed.

(b)                                 The value of the shares in Turkcell described above shall be calculated in US$ at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date the relevant claim has been settled, accepted by the Telia Parties or finally determined.

14.                               TERMINATION

14.1                        Termination

14.1.1              Automatic Termination

This Deed shall automatically terminate:

(a)                                 upon the Termination of the Global Settlement Deed, the Telia TH Interest SPA, the Total CTH TH Interest SPA or the Escrow Agreement in accordance with their respective terms;

(b)                                 if the Conditions Precedent to the Convocation of the Turkcell General Assembly are not satisfied or waived (in accordance with the provisions thereof) by the Turkcell GA Convocation Long Stop Date;

(c)                                  if Completion has not occurred, on the Termination Date; or

(d)                                 if all of the Escrow Property is released as provided in this Deed and the Escrow Agreement other than as required in order to achieve Completion.

14.1.2              Termination Following the Occurrence of a Bankruptcy Event

(a)                                 During the thirty (30) day period starting on the occurrence of a Bankruptcy Event in respect of any of CFI, ATT, TVF BTIH, CTH, Telia Finland, Turkcell Holding or Turkcell, (a) the Parties shall each use their reasonable endeavours to co-operate in good faith to achieve Completion during such period; and (b) in any event, the Key Parties will each use their reasonable endeavours to co-operate in good faith to agree a plan to achieve Completion by a long-stop date as further agreed by the Parties.

(b)                                 If:

(i)                                     at the end of the thirty (30) day period described above Completion has not occurred and the Key Parties have not agreed a plan to achieve Completion by a long-stop date as agreed by the Parties; or

(ii)                                  the Key Parties have agreed a plan to achieve Completion by a long-stop date and Completion has not occurred by such long-stop date,

any Party other than the Party (or Parties) in respect of which a Bankruptcy Event has occurred shall have the right to immediately terminate this Deed by giving notice to the other Parties.

14.2                        Survival of Certain Provisions

Notwithstanding the foregoing, this Clause 14.2 and Clauses 1 (Definitions and Interpretation), 3.3.3, 10 (Release of Escrow Property — Non-Completion), 15 (Payments; Costs and Expenses), 13.1.8 (L1 Guaranteed Parties Limitation of Liability), 13.2.8 (TWF Parties Limitation of Liability), 13.3.8 (CH Parties Limitation of Liability), 13.4 (Telia Parties Limitation of Liability), 16 (Third Party Rights), 17 (General), 18 (Miscellaneous), 19 (Governing Law) and 20 (Arbitration) shall survive any termination hereof.

14.3                        Prior Breaches

Any termination of this Deed shall be without prejudice to any liability of any Party for prior breaches hereof.

15.                               PAYMENTS; COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Deed and any other Transaction Agreement or document mentioned herein.

16.                               THIRD PARTY RIGHTS

The Parties do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

17.                               GENERAL

17.1                        Each Party will (i) execute and deliver to each other such other documents and (ii) do such other acts and things as such other Party may reasonably request for the purpose of carrying out the intent of this Deed, the other Transaction Agreements and the Transactions.

17.2                        The rights and remedies provided by this Deed are cumulative and do not exclude any rights and remedies provided by Law; provided that no Party shall be entitled to rescind or terminate this Deed, whether before or after Completion, other than in accordance with the provisions of this Deed.  Nothing in this Clause 17.2 shall operate to limit or exclude any liability for fraud.

18.                               MISCELLANEOUS

The provisions of Clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement) and 24 (Invalidity) of the Global Settlement Deed are incorporated into this Deed mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Deed.

19.                               GOVERNING LAW

19.1                        Subject only to Clause 19.2, this Deed, the arbitration agreement contained in it and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

19.2                        Clause 8.8.2 shall be governed by, and construed and take effect in accordance with, Turkish law.

20.                               ARBITRATION

All disputes arising out of or in connection with this Deed shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

IN WITNESS of which this agreement has been executed as a deed and has been delivered on the date which appears first on page 3 above.

EXECUTED and DELIVERED as a DEED		)
for and on behalf of T.C. ZIRAAT BANKASI A.Ş.		)	/s/ Berrin Mahmutoğlu
acting by its attorney Berrin Mahmutoğlu pursuant		)	Berrin Mahmutoğlu
to a power of attorney dated June 17, 2020)			Attorney

in the presence of:

/s/ Ela Sari
Witness signature

Name	ELA SARI
(BLOCK CAPITALS)

Address	Aksu Çalĺşkan Beygo

Avukatlĺk Ortaklĺğĺ

Istanbul

Occupation	Attorney

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED		)
for and on behalf of TÜRKIYE VARLIK FONU		)	/s/ Zafer Sönmez
acting by its management company		)	Zafer Sönmez
TÜRKIYE VARLIK FONU YÖNETIMI A.Ş.		)	Attorney
acting by its attorney Zafer Sönmez pursuant		)
to a power of attorney dated June 17, 2020)

in the presence of:

/s/ Okan Beygo
Witness signature

Name	OKAN BEYGO
(BLOCK CAPITALS)

Address	Harmancĺ Giz Plaza

Kat 8, Levent

Istanbul

Occupation	Lawyer

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF BILGI	)	/s/ Zafer Sönmez
TEKNOLOJILERI İLETIŞIM HIZMETLERI	)	Zafer Sönmez
YATIRIM SANAYI VE TICARET A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
by LETTERONE INVESTMENT HOLDINGS S.A.	)	/s/ Sally Pryce
acting by Sally Pryce, attorney under a power	)	Sally Pryce
of attorney	)	Attorney, for an on behalf of Letterone
Investment Holdings S.A.

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
by ALFA TELECOM TURKEY LIMITED acting	)	/s/ Maxime Nino
by Maxime Nino, director	)	Maxime Nino
	)	Director

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
by IMTIS HOLDINGS S.À R.L. acting by Nathan	)	/s/ Nathan Scott Fine
Scott Fine, manager	)	Nathan Scott Fine
	)	Manager

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of CUKUROVA FINANCE	)	/s/ Hikmet Yasemin Çetinalp
INTERNATIONAL LIMITED by Hikmet Yasemin	)	Hikmet Yasemin Çetinalp
Çetinalp, director, duly authorised to sign on its	)	Director
behalf	)

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of ÇUKUROVA HOLDING A.Ş.	)	/s/ Mehmet Ali Karamehmet
by Mehmet Ali Karamehmet, director, and	)	Mehmet Ali Karamehmet
Fikri Şadi Gücüm, director, duly authorised	)	Director
to sign on its behalf	)
)
	)	/s/ Fikri Şadi Gücüm
	)	Fikri Şadi Gücüm
	)	Director

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
by CUKUROVA TELECOM HOLDINGS LIMITED	)	/s/ Sally Pryce
acting by Sally Pryce, director, and Hasan	)	Sally Pryce
Tuvan Yalım, director	)	Director
)
)
	)	/s/ Hasan Tuvan Yalım
	)	Hasan Tuvan Yalım
	)	Director

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
by TURKCELL HOLDING A.Ş. acting by	)	/s/ Christopher James Powell
Christopher James Powell, director, and	)	Christopher James Powell
Hasan Tuvan Yalım, director, and	)	Director
Telia Resurs AB, (represented by	)
Gustav Jonas Markus Bengtsson), director	)
	)	/s/ Hasan Tuvan Yalım
	)	Hasan Tuvan Yalım
	)	Director
)
)
	)	/s/ Telia Resus AB
	)	Telia Resurs AB
	)	(represented by Gustav Jonas Markus
	)	Bengtsson)
	)	Director

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of SONERA HOLDING B.V.	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Framework Agreement Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TELIA FINLAND OYJ	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Framework Agreement Signature Page]

EXECUTION VERSION

EXHIBIT H

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
IN TURKCELL HOLDİNG A.Ş.

THIS DEED (the “Agreement”) is made the 17th day of June 2020

BETWEEN:

(1)                                 TELIA FINLAND OYJ, a public limited company (julkinen osakeyhtiö) incorporated and existing under the laws of Finland, established at Helsinki (Finland), having its place of business at Pasilan asema-aukio 1 00520 Helsinki, Finland, registered with the National Board of Patents and Registration, the Trade Register System in Helsinki (Finland) under business ID number 1475607-9 (“Seller”); and

(2)                                 TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“Purchaser”), which expression shall include any successor (whether through merger, reconstruction or otherwise).

WHEREAS:

(A)                               Turkcell Holding currently holds the Turkcell Shares.

(B)                               Seller currently holds 214,871,670 ordinary shares (or a 47.09% interest) in Turkcell Holding (the “Shares”).

(C)                               Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, the Shares on and subject to the terms of this Agreement.

(D)                               Prior to the date of this Agreement, Seller has undertaken the Information Request Process and Purchaser has confirmed receipt of the Received Information.

(E)                                Purchaser’s performance of certain of its obligations under this Agreement are guaranteed in accordance with, and subject to, the terms and conditions of clause 13.2 of the Framework Agreement.

(F)                                 It is the intention of the Parties that this document be executed as a deed, notwithstanding either of the Parties may execute it under hand.

IT IS AGREED:

1.                                      INTERPRETATION

1.1                               In this Agreement, save as defined below, capitalised terms shall have the meaning given to them in the Framework Agreement (mutatis mutandis):

“Additional Amount” shall have the meaning set forth in Clause 3.2;

“ATT Claim Amount” shall have the meaning set forth in Clause 9.9(a)(i);

“Base Price” shall have the meaning set forth in Clause 3.1;

“Claim” means a claim for any breach of this Agreement, including in respect of any Warranty, but excluding, for the avoidance of doubt, any Leakage Claim;

“Claimant Party” shall have the meaning set forth in Clause 9.1(a);

“Completion” means “Completion” (as that term is defined in the Framework Agreement);

“Completion Date” shall have the meaning set forth in Clause 7.1;

“Conditions” means the conditions precedent set forth in Clause 6.1;

“Director Resignation and Release Letters” means the letters from each of (i) Telia Resurs AB (represented by Gustav Jonas Markus Bengtsson as the natural person representative acting on its behalf), (ii) Telia Netherland Holding AB (represented by Tiina Johanna Charlotte Oderstedt as the natural person representative acting on its behalf) and (iii) Teli Holding AB (represented by İngrid Maria Stenmark as the natural person representative acting on its behalf) to Turkcell Holding pursuant to which each such person will resign as a director of Turkcell Holding effective from Completion, in the form of Schedule 2;

“Document Bundle” means the documents provided in the data room hosted by Datasite as at 19:46 (BST) on 10 June 2020, an index of which is annexed to the Telia Disclosure Letter and a USB stick containing which shall be delivered on behalf of Seller to Purchaser on or around the date of this Agreement and initialed by or on behalf of Seller and Purchaser for identification;

“Equivalent ATT Claim” shall have the meaning set forth in Clause 9.9(a)(i);

“Excess Recovery” shall have the meaning set forth in Clause 9.3(d);

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Parties and the other parties thereto;

“Fundamental Warranties” means the warranties given by Seller in Clause 8.1;

“General Warranties” means any Warranty that is not a Fundamental Warranty;

“Information Request Process” means the process whereby firstly, the letter set out in Annex 2 was delivered by Seller and its nominated directors on the board of directors of Turkcell Holding to the addressee(s) of such letter (the “Information Request Letter”); secondly, the receipt of information by, as the case may be, Seller or any person listed in paragraph (b)(i) of Clause 1.3 in response to the Information Request Letter (the “Received Information”); and thirdly, Seller having delivered or (where relevant) procured the delivery of a copy of all of the Received Information to Purchaser and/or TWF prior to the date of this Agreement in each case it being understood and agreed that each natural person who is a signatory to or respondent of the Information Request Letter shall not incur personal liability to Purchaser in respect thereof;

“Leakage” means each and any of the following:

(a)                                 any dividend or other distribution (whether in cash or in specie) declared, paid or made, or agreed to be made, by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons;

(b)                                 any payment made or agreed to be made by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons for the purchase, redemption or repayment of any share capital, loan capital or other securities of Turkcell Holding, or any other return of capital to or for the benefit of Seller or any of Seller’s Related Persons;

(c)                                  any payment of any other nature made by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons (including royalty payments, management fees, monitoring fees, interest payments, loan payments, service or directors’ fees, bonuses or other compensation of any kind);

(d)                                 any transfer or surrender of assets, rights or other benefits by Turkcell Holding to or for the benefit of Seller or any of Seller’s Related Persons;

(e)                                  Turkcell Holding assuming or incurring any liability or obligation for the benefit of Seller or any of Seller’s Related Persons;

(f)                                   the provision of any guarantee or indemnity or the creation of any Encumbrance by Turkcell Holding in favour, or for the benefit, of Seller or any of Seller’s Related Persons;

(g)                                  any waiver, discount, deferral, release or discharge by Turkcell Holding of: (i) any amount, obligation or liability owed to it by Seller or any of Seller’s Related Persons; or (ii) any claim (howsoever arising) against Seller or any of Seller’s Related Persons;

(h)                                 any agreement, arrangement or other commitment by Turkcell Holding to do or give effect to any of the matters referred to in paragraphs (a) to (g) (inclusive) above; and/or

(i)                                     any Tax paid or due and payable by Turkcell Holding as a result of or in respect of any of the matters set out in paragraphs (a) to (h) (inclusive) above,

provided always that, in each case, (x) the deduction from and set-off of any advance dividend receivable owed to Turkcell Holding from Seller in the amount of TRY122,221,000.50 from and against the net trading profit of Turkcell Holding as at the Locked Box Accounts Date pursuant to a board resolution of Turkcell Holding dated 9 June 2020; (y) the payment of TRY71,198 to Seller, in settlement of the payable of the same amount due from Turkcell Holding to Seller, pursuant to a board resolution of Turkcell Holding dated 15 June 2020; and (z) the payment of any Tax incurred by Turkcell Holding directly as a result of or in respect of the conversion of Turkcell Holding Cash in accordance with clause 3.4 of the Framework Agreement, shall not, in the case of (x) to (z), constitute Leakage;

“Leakage Claim” means a claim under the indemnity in Clause 4.3;

“Locked Box Accounts” means the audited statement of financial position, the audited income statement, the audited cash flow statement of Turkcell Holding, and the explanatory notes related thereto, for the period of 12 months ended on the Locked Box Accounts Date (including the auditor’s report, dated 5 June 2020, in respect thereof);

“Locked Box Accounts Date” means 31 May 2020;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Purchase Price” shall have the meaning set forth in Clause 3.1;

“Relevant Payment” shall have the meaning set forth in Clause 9.3(a);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Tax;

“Respondent Party” shall have the meaning set forth in Clause 9.1(a);

“Seller Liability Cap” shall have the meaning set forth in Clause 9.1(b);

“Seller’s TH Share” means 47.09%;

“Shares” shall have the meaning set forth in Recital (B);

“Sonera Director Resignation and Release Letter” means the letter from İngrid Maria Stenmark to Turkcell pursuant to which she will resign as a director of Turkcell effective from Completion, in the form of Schedule 1;

“Tax” means any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, together with all related penalties, fines, surcharges and interest;

“Telia Disclosure Letter” means the letter dated as at the date of this Agreement delivered by Seller to Purchaser, a copy of which is included in Annex 1, disclosing (i) information constituting exceptions to the Warranties; and (ii) details of other matters referred to in this Agreement and attaching a definitive index of the Document Bundle;

“TFRS” means Turkish Accounting Standards and Turkish Financial Reporting Standards (and annexes and interpretations of each of them), as published by the Public Oversight Accounting and Auditing Standards Authority of the Republic of Turkey and in force for the accounting period ended on the relevant accounts date;

“TH Historic Accounts” means, in respect of Turkcell Holding, the audited statements of financial position, the audited income statements, the audited cash flow statements, and the explanatory notes related thereto, for each period of 12 months ended on 31 May 2019, 31 May 2018, 31 May 2017, 31 May 2016, 31 May 2015 and 31 May 2014;

“Third Party Sum” shall have the meaning set forth in Clause 9.3(b);

“TI Share Title Warranty” means any Fundamental Warranty set forth in Clause 8.1(b), 8.1(c), 8.1(e) and 8.1(f) to the extent it relates to Turkcell Shares;

“Undisclosed Liabilities” has the meaning given in Clause 8.2(d); and

“Warranties” means the warranties set forth in Clauses 8.1 and 8.2.

1.2                               In this Agreement, unless the context otherwise requires, the principles of construction set out in clause 1.2 of the Framework Agreement shall apply to this Agreement as if set out in full herein (mutatis mutandis).

1.3                               If any of the Warranties given by a Party are expressed to be given subject to the knowledge of a Party, or words to that effect, such knowledge (a) shall be interpreted to mean only those facts, matters and circumstances of which such Party is actually aware; and (b) in the case of Seller, shall be deemed to include only (i) those facts, matters and circumstances of which any one or more of Andreas Ekstrom, Mathias Holcke, Jonas Olsson, Christian Luiga, Hannu-Matti Makinen, İngrid Maria Stenmark, Gustav Jonas Markus Bengtsson and Johanna Charlotte Odersted are actually aware; (ii) knowledge of the Received Information; and (iii) those facts, matters and circumstances of which ATT is deemed to be aware pursuant to clause 1.3(c) (but excluding clause 1.3(c)(iii)) of the Total CTH TH Interest SPA.

1.4                               To the extent that (i) any Warranty relates to the knowledge of Seller (for the avoidance of doubt, as interpreted in accordance with Clause 1.3); and/or (ii) any other provision of this Agreement relates to any action (or omission to take any action) by Seller or any Turkcell Holding director nominated for appointment by Seller, in either case, when Sonera was the holder of the Shares, then the term “Seller” shall be deemed to include Sonera.

1.5                               The schedules form part of this Agreement and a reference to “this Agreement” includes its schedules.

1.6                               The headings in this Agreement do not affect its interpretation.

1.7                               References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.                                      SALE AND PURCHASE OF THE SHARES

2.1                               Subject to the terms and conditions of this Agreement, on the Completion Date, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, the Shares with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances.

2.2                               Seller shall procure that on or prior to Completion any and all rights of pre-emption over transfer of the Shares at Completion are waived irrevocably with respect to the transactions contemplated by this Agreement by the persons entitled thereto.

3.                                      CONSIDERATION

3.1                               Subject to Clauses 3.2, 3.3 and 6, 7.1(a), 7.1(c) and 7.1(d) and, in consideration of the transfer of the Shares by Seller to Purchaser pursuant to this Agreement, on the Completion Date, Purchaser shall pay to Seller, and Seller shall accept, an amount in cash in immediately available funds equal to the sum of: (a) US$530,000,000 (the “Base Price”) plus (b) the Additional Amount (such sum, the “Purchase Price”).

3.2                               The “Additional Amount” shall equal:

(a)                                 if the Completion Date is on or before 15 November 2020, USD 0; or

(b)                                 if the Completion Date is after 15 November 2020 the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) USD 58,082.

3.3                               If any Leakage occurs between the Locked Box Accounts Date and the Completion Date (both inclusive) and is (i) notified by Seller to Purchaser in accordance with Clause 4.2 or Clause 5.4; (ii) demonstrated by incontrovertible evidence by Purchaser; or (iii) otherwise agreed to have occurred on or prior to Completion by Seller and Purchaser, then, in each case, the Purchase Price shall be reduced by such amount and the payment of the reduced amount shall be an absolute discharge of Purchaser’s obligation to pay the Purchase Price to Seller on Completion pursuant to this Agreement.

4.                                      LEAKAGE UNDERTAKINGS

4.1                               Seller:

(a)                                 warrants to Purchaser that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Agreement, no Leakage has occurred; and

(b)                                 undertakes to Purchaser that during the period commencing on the date of this Agreement up to (and including) the Completion Date, no Leakage will occur.

4.2                               Five (5) Business Days prior to the date of the Turkcell General Assembly, Seller shall notify Purchaser of any known Leakage which has occurred since the Locked Box Accounts Date or is reasonably expected to occur prior to the Completion Date.

4.3                               Subject always to Clause 4.4 and Clause 4.5, Seller shall indemnify Purchaser against any Leakage in breach of the warranty and/or undertaking in Clause 4.1 and undertakes to pay to Purchaser on demand:

(a)                                 a sum equal to the amount necessary to put Turkcell Holding into the position it would have been if such Leakage had not occurred;

(b)                                 a sum equal to all costs and expenses reasonably and properly incurred by Purchaser in connection with such Leakage; and

(c)                                  such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 4.3 (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

4.4                               Seller shall have no liability for a Leakage Claim unless it has received written notice of such Leakage Claim from Purchaser (including reasonable details (in so far as they are known to Purchaser) of the matter or event giving rise to the Leakage Claim and the amount payable by Seller in respect of the Leakage Claim) on or before the date falling six (6) months after the Completion Date.

4.5                               For the avoidance of doubt, Seller shall have no liability to Purchaser in respect of any Leakage Claim if Completion does not occur.

4.6                               Purchaser’s sole remedy in respect of any Leakage in breach of the warranty and/or undertaking in Clause 4.1 is a Leakage Claim.

4.7                               Seller agrees, for the benefit of Purchaser and Turkcell Holding (including its successors), that it shall have no right, remedy or claim against Turkcell Holding (or its successors) in the event of any Leakage Claim or in relation to the facts underlying any Leakage Claim.

4.8                               Nothing in this Clause 4 shall have the effect of limiting or excluding any liability arising as a result of fraud.

5.                                      INTERIM COVENANTS

5.1                               From the date of this Agreement until Completion, except as (i) otherwise provided in any Transaction Agreement; (ii) required by Applicable Law; or (iii) consented to in writing and in advance by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding not to trade, carry on any business or own any assets or incur any liabilities other than:

(a)                                 the entry into and/or performance of its obligations under the Transaction Agreements;

(b)                                 holding the Turkcell Shares and conducting activities related to, or reasonably incidental to, the maintenance of its corporate existence;

(c)                                  voting (or causing to be voted), in person or by proxy, the Turkcell Shares at any annual general assembly of Turkcell in the ordinary course and in a manner consistent with past practice;

(d)                                 ownership of cash or cash equivalents for the purposes of paragraphs (b) (including in respect of receipt of dividends on Turkcell Shares) and/or (e); and

(e)                                  general administration activities including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Taxes), to include the fulfilment of any periodic reporting requirements.

5.2                               Without prejudice to the generality of Clause 5.1 above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall not:

(a)                                 amend any TH Corporate Document;

(b)                                 reorganise, split, combine or reclassify any shares of Turkcell Holding’s capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing;

(c)                                  issue, sell or otherwise dispose of any of Turkcell Holding’s capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of Turkcell Holding’s capital stock;

(d)                                 declare or pay any dividends or distributions on or in respect of any of Turkcell Holding’s capital stock, or redeem, purchase or acquire any of Turkcell Holding’s capital stock;

(e)                                  vote (or cause to be voted), in person or by proxy, the Shares at any annual general assembly of Turkcell Holding other than in the ordinary course and in a manner consistent with past practice;

(f)                                   amend the 2019 Dividend Agreement;

(g)                                  take any action which would constitute a breach of any TH Corporate Document;

(h)                                 take any action to convene a general assembly of the shareholders of Turkcell (whether annual or extraordinary) other than the Turkcell General Assembly; or

(i)                                     agree to do any of the foregoing;

further to the above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, Seller (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) shall use all reasonable endeavours to cause Turkcell Holding:

(j)                                    not to take any action or enter into any other transaction that would have the effect of knowingly increasing (or increasing where such an increase would be reasonably foreseeable) the Tax liability or knowingly reducing (or reducing where such a reduction would be reasonably foreseeable) any Tax asset of Purchaser post-Completion;

(k)                                 not to enter into any transaction with Seller or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(l)                                     not to enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or Seller or CTH (or any of their respective Related Persons including, for the avoidance of doubt, ATT and CFI and their respective Related Persons);

(m)                             not to settle any litigation or cease defending any ongoing litigation;

(n)                                 not to incur, assume or guarantee any indebtedness for borrowed money;

(o)                                 not to take any action set out in paragraph (a) to (d) or (f) of Clause 5.3 in respect of its holding of the Turkcell Shares;

(p)                                 not to agree to do any of the foregoing; and

(q)                                 to use all reasonable endeavours (including through the exercise of voting rights and by requesting directors of Turkcell nominated for appointment by Turkcell Holding) to cause Turkcell not to:

(i)                                     reorganise, split, combine or reclassify any shares of its capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing; or

(ii)                                  issue, sell or otherwise dispose of any of its capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock, provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

5.3                               From the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), Seller shall not take, or agree to take, any of the following actions:

(a)                                 offer or Transfer any Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a Share, or announce any intention to offer or Transfer any Share;

(b)                                 pledge, mortgage, charge or otherwise Encumber any Share or any interest in any Share;

(c)                                  grant an option over any Share or any interest in any Share;

(d)                                 enter into any agreement in respect of the votes attached to any Share;

(e)                                  permit Turkcell Holding to take any action set out in the foregoing paragraphs (a) to (d) or (f) in respect of the Turkcell Shares; or

(f)                                   agree to do any of the foregoing.

5.4                               Whether pursuant to the 2019 Dividend Agreement or otherwise, Seller undertakes to (i) notify Purchaser promptly of any distribution, dividend or return of capital Turkcell Holding makes, or agrees to make, from the date of this Agreement until the Completion Date (both inclusive); and (ii) notify Purchaser five (5) Business Days prior to the date of the Turkcell General Assembly of any distribution, dividend or return of capital which has been made by Turkcell Holding from (and including) the Locked Box Accounts Date, or is envisaged to be made on or prior to the Completion Date.

5.5                               Prior to the Turkcell General Assembly Convocation Date, Seller shall:

(a)                                 take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Seller;

(b)                                 deliver to Purchaser a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Purchaser, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Seller; and

(c)                                  notify the board of directors of Turkcell Holding of its intention to sell the Shares to Purchaser and the terms of such sale in accordance with the TH Corporate Documents and use (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) all reasonable endeavours to obtain board resolutions from Turkcell Holding approving the transfer of the Shares to Purchaser and registration of Purchaser as a shareholder in the share register of Turkcell Holding.

5.6                               Prior to the Turkcell General Assembly Convocation Date, Purchaser shall:

(a)                                 grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser; and

(b)                                 deliver to Seller a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Seller, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser.

6.                                      CONDITIONS

6.1                               The obligations of each of Seller and Purchaser to proceed to completion of the sale and purchase of the Shares pursuant to this Agreement are conditional upon (i) the satisfaction of the Completion Conditions (that have not otherwise been waived in accordance with the terms of the Framework Agreement); and (ii) each of the Warranties, disregarding all materiality qualifications, being true and correct in all material respects on and as of the Completion Date by reference to the facts, matters and circumstances then existing (the “Conditions”).

6.2                               The Condition in Clause 6.1(ii) may be waived by Purchaser.

6.3                               If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to a Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Party thereof.

6.4                               Any waiver of any Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of the other Party’s failure to comply with such Condition.

7.                                      TELIA TH INTEREST SPA COMPLETION ACTIONS

7.1                               Subject to the terms of the Framework Agreement and in accordance with the terms of the Escrow Agreement, the following actions shall take place after the Conditions have been satisfied or waived in accordance with the provisions hereof on Completion (the “Completion Date”):

(a)                                 Purchaser shall acquire legal title to, and full beneficial ownership of, the Shares which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(b)                                 Seller shall acquire legal title to, and full beneficial ownership of, the Purchase Price which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(c)                                  executed copies of the Director Resignation and Release Letters shall be delivered to Turkcell Holding; and

(d)                                 an executed copy of the Sonera Director Resignation and Release Letter shall be delivered to Turkcell.

7.2                               The Parties acknowledge and agree that completion of the sale and purchase of the Shares pursuant to this Agreement shall not be deemed to have occurred until Completion. If Completion has not occurred and this Agreement terminates in accordance with its terms, the provisions of clause 10 of the Framework Agreement shall apply.

8.                                      WARRANTIES AND INDEMNITIES

8.1                               Seller warrants to Purchaser as of the date of this Agreement and at Completion that:

(a)                                 Seller is the sole legal and beneficial owner of the Shares, has the right to transfer the full legal and beneficial interest in the Shares to Purchaser and has the right to exercise all voting and other rights over the Shares;

(b)                                 Turkcell Holding is the sole legal and beneficial owner of the Turkcell Shares, has the right to transfer the full legal and beneficial interest in the Turkcell Shares and has the right to exercise all voting and other rights over the Turkcell Shares;

(c)                                  the Shares and the Turkcell Shares are duly issued and fully paid in;

(d)                                 the Shares represent 100% of the issued and paid in share capital of Turkcell Holding held legally and/or beneficially by Seller;

(e)                                  after giving effect to the transactions contemplated by the Transaction Agreements, neither the Shares nor the Turkcell Shares are affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Shares or any of the Turkcell Shares; and

(f)                                   upon Completion (but before giving effect to the TH/TVF BTIH Merger), (i) Purchaser will acquire full legal and beneficial title to the Shares, free from all Encumbrances; and (ii) Turkcell Holding will hold full legal and beneficial title to the Turkcell Shares, free from all Encumbrances.

8.2                               In addition to the Warranties given under Clause 8.1, Seller warrants to Purchaser as of the date of this Agreement that:

(a)                                 Seller has, prior to the date of this Agreement, delivered (i) the Information Request Letters to their addressees; and (ii) to Purchaser and/or TWF true, accurate and complete copies of all of the Received Information;

(b)                                 there are no existing related-party contracts, agreements or arrangements to which Seller or any of Seller’s Related Persons, on the one hand, and Turkcell Holding, on the other hand, are a party;

(c)                                  to Seller’s knowledge, as at the date of the relevant accounts, each of the Locked Box Accounts and each of the TH Historic Accounts, respectively:

(i)                                     have been prepared in accordance with Applicable Laws; and

(ii)                                  (x) make full provision for all actual liabilities; (y) disclose all contingent liabilities; and (z) make provisions reasonably regarded as adequate for all bad and doubtful debts, in each case as required and permitted in accordance with TFRS as at the date of the relevant accounts so as to fairly present in all material respects a view of the state of affairs of Turkcell Holding at the relevant accounts date and of the profits or losses for the period concerned;

(d)                                 to Seller’s knowledge, there are no current, pending or existing liabilities, obligations or commitments of any nature whatsoever (including any liabilities, obligations or commitments resulting from any of the actions described in items (a) through (i) of the definition of Leakage in Clause 1.1 and excluding any liabilities, obligations or commitments to the extent that such relate to Turkish Tax), asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise of Turkcell Holding to any person (“Undisclosed Liabilities”), except those which are reflected or reserved against in the Locked Box Accounts by reference to the facts, matters and circumstances as of the Locked Box Accounts Date;

(e)                                  since the Locked Box Accounts Date, to Seller’s knowledge the business of Turkcell Holding has been carried on as a going concern in the ordinary and usual course;

(f)                                   to Seller’s knowledge, Turkcell Holding has, since the date of Sonera’s investment in Turkcell Holding:

(i)                                     only ever been operated as a holding company with an interest in Turkcell Shares and conducted activities related to, or reasonably incidental to, the maintenance of its corporate existence; and

(ii)                                  never (A) traded or operated a business, (B) had any material assets (other than cash, receivables from its shareholders in respect of advance dividends and the Turkcell Shares) or (C) had any material liabilities which remain outstanding (other than liabilities to its shareholders for the payment of dividends);

(g)                                  to Seller’s knowledge, Turkcell Holding has not, since the Locked Box Accounts Date, taken any action which would constitute a breach of Clauses 5.1 or 5.2 had such provisions been effective in respect of Turkcell Holding during such time; and

(h)                                 to Seller’s knowledge, (i) Turkcell Holding is, and has been for the period of three (3) years prior to the date of this Agreement, in compliance with all Applicable Laws (excluding any Applicable Laws solely to the extent that such Applicable Laws relate to Tax) in all material respects; and (ii) no investigation or review by any Governmental Entity is pending or has been threatened (in writing) against Turkcell Holding, nor has any Governmental Entity indicated an intention to conduct an investigation or review of Turkcell Holding.

8.3                               From the date of this Agreement until Completion, Seller agrees to notify Purchaser in writing of any facts, events, or circumstances of which any person named in Clause 1.3(b)(i) is notified in writing after the date of this Agreement that would constitute a breach of any Warranty set out in Clause 8.2 by reference to the facts, events and circumstances then existing were the Warranties given by it in Clause 8.2 to be repeated on each day between the date of this Agreement and Completion, provided that in no circumstances such notification shall be taken into account in determining whether Seller has breached any Warranty given on signing.

8.4                               Seller’s Undertaking to Indemnify

(a)                                 Subject in all respects to the limitations on liability as set out in Clause 9, Seller agrees and undertakes with Purchaser, in the case of any breach by Seller of a Warranty, to pay in cash to Purchaser, a sum equal to the amount necessary to put Purchaser or Turkcell Holding, as applicable, into the position which would have existed had the Warranty been true and correct as at the date of this Agreement, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by Purchaser and/or Turkcell Holding directly arising out of or resulting from the Warranty not being true and correct as at the date of this Agreement; and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 8.4(a) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

(b)                                 Purchaser’s sole remedy in respect of any Claim for breach of a Warranty is a claim under the indemnity in this Clause 8.4.

8.5                               Seller’s waiver of rights against Turkcell Holding

With effect from Completion and save for fraud, Seller undertakes to Purchaser (and for the benefit of Turkcell Holding) to waive any rights, remedies or claims which it may have against Turkcell Holding (i) in respect of any Claim made by Purchaser against Seller the origin or cause of which was Turkcell Holding; or (ii) in relation to the facts underlying any Claim.

9.                                      LIMITATIONS ON LIABILITY

9.1                               Neither Seller nor Purchaser shall have any liability under this Agreement:

(a)                                 in respect of any Claim unless written notice of such Claim is given by the claimant party (the “Claimant Party”) to the respondent party (the “Respondent Party”) setting out reasonably specific details of the matter in respect of which such Claim is made including, where reasonably practicable, an estimate as to the amount of such Claim:

(i)                                     for any Claim for breach of a Fundamental Warranty, on or before the date of expiry of the relevant statute of limitations in England; or

(ii)                                  for all other Claims, including for breach of a General Warranty, on or before the date falling six (6) months after the Completion Date,

provided that any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after written notice of such Claim is given pursuant to this Clause 9.1(a) except where any Claim relates to a contingent liability in which case it shall be deemed to have been withdrawn six (6) months after its becomes an actual liability unless, in each case, legal proceedings in respect of it have commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim;

(b)                                 in respect of any and all Claims against Seller and subject to clause 13.4 of the Framework Agreement, to the extent that the aggregate amount of the liability of Seller for any and all such Claims, together with any and all claims under the other Transaction Agreements other than the Global Settlement Deed, would exceed the Purchase Price (“Seller Liability Cap”);

(c)                                  in respect of any and all Claims against Purchaser and subject to clause 13.2.8 of the Framework Agreement, to the extent that the aggregate amount of the liability of Purchaser for any and all such Claims would exceed an amount equivalent to the Seller Liability Cap;

(d)                                 subject to Clause 9.1(b), unless (i) the amount of Seller’s liability of any Claim for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) exceeds US$1,090,860; and (ii) the aggregate amount of Seller’s liability for all such Claims for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) is equal to, or greater than, US$10,908,600, in which case Seller shall be liable for the aggregate amount of its liability for all such Claims and not just the excess;

(e)                                  in respect of any Claim to the extent that such Claim would not have arisen but for the adoption of any new, or a change in any Applicable Law or a change in the interpretation or implementation thereof by any Governmental Entity, or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Governmental Entity (whether or not the change purports to be effective retrospectively in whole or in part), in each case that was neither announced nor in force as at the date of this Agreement;

(f)                                   in respect of any Claim for which a specific provision is made in the Locked Box Accounts, unless the Relevant Payment incurred in respect of such fact, matter or claim would exceed the amount of the applicable allowance, provision or reserve, in which case the Respondent Party shall only be liable for such excess;

(g)                                  in respect of any Claim that would not have arisen but for (1) any action taken and/or any transaction undertaken, in each case, in accordance with the terms and conditions of the Transaction Agreements (including the TH/TVF BTIH Merger) or (2) after Completion, a change in the tax structure or corporate structure of Turkcell Holding (or its successors);

(h)                                 in respect of any Claim that arises as a result of any change after the date of this Agreement in the bases, methods or policies of accounting of Turkcell Holding (or its successors) other than a change which is reported by the auditors of such company to be necessary in their opinion because such bases, methods or policies of accounting as at the date of this Agreement are not in accordance with any published accounting practice or principle then current;

(i)                                     in respect of any Claim the circumstances of which Purchaser is aware at the date of this Agreement provided that, for the purposes of this paragraph, the knowledge of Purchaser shall be expressly limited to only (i) the contents of the Transaction Agreements; (ii) the general disclosures and any other matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in any Disclosure Letter (including the Document Bundle an index of which is annexed to the Telia Disclosure Letter or any document bundle annexed to any other Disclosure Letter); (iii) the matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in the Received Information; and (iv) any other facts, matters and circumstances of which any of the employees of Purchaser and TWF, as of the date of this Agreement, are actually aware; or

(j)                                    in respect of any punitive, special, indirect or consequential losses including loss of production, loss of profit, loss of contract or loss of goodwill.

9.2                               In respect of:

(a)                                 any Claim for breach of a TI Share Title Warranty or of a General Warranty, Seller’s liability pursuant to Clause 8.4 shall be limited to Seller’s TH Share of such liability (without double-counting such limitation); and

(b)                                 any other Claim which results from a loss suffered by Purchaser as a result of a loss at Turkcell Holding, Seller’s liability for any such loss suffered, incurred or otherwise claimed hereunder shall be limited to Seller’s TH Share of such loss, subject always to the Seller’s Liability Cap and the other liability limitations as set out in this Clause 9.

9.3                               If:

(a)                                 the Respondent Party makes a payment (excluding any interest on a late payment) to the Claimant Party (which has been received) in respect of a Claim (a “Relevant Payment”);

(b)                                 the Claimant Party receives any sum which would not have been received but for the circumstance which gave rise to that Claim provided that, where such sum is paid to Turkcell Holding (or Purchaser as its successor), that sum, for the purposes of this provision, shall be deemed to be Seller’s TH Share of such sum (a “Third Party Sum”);

(c)                                  the receipt of the Third Party Sum was not taken into account in calculating the Relevant Payment; and

(d)                                 the aggregate of the Third Party Sum and the Relevant Payment exceeds the amount required to compensate the Claimant Party in full for the loss or liability which gave rise to the Claim in question, such excess being the “Excess Recovery”, then the Claimant Party shall repay to the Respondent Party promptly, on receipt of such Third Party Sum, an amount equal to the lower of (i) the Excess Recovery; and (ii) the Relevant Payment, after deducting (in either case) all costs and expenses incurred by the Claimant Party in recovering the Third Party Sum and any Tax attributable to or suffered in respect of such receipt.

9.4                               Purchaser shall be entitled to bring Claims under one or more applicable Warranties in respect of the same matter, fact or circumstance, but shall not be entitled to double recovery by reason of such matter, fact, or circumstance constituting a breach of more than one Warranty. More generally, neither Seller nor Purchaser shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage or deficiency, regardless of whether more than one Claim or Leakage Claim arises in respect of it.

9.5                               Each of Seller and Purchaser, respectively, shall take, and cause its Affiliates to take, reasonable steps to mitigate any liabilities, including reasonable attorneys’ fees, associated with a Claim upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including, in relation to any costs incurred to minimise the relevant losses in relation to the Claim, incurring costs only to the minimum extent necessary provided that, in all cases and from time to time, no Party shall be required to take any action (or refrain from taking any action) in mitigation to the extent that such action (or inaction as the case may be) may preclude such Party from initiating or conducting any Claim (or potential Claim) pursuant to this Agreement or any claim (or potential claim) against any party pursuant to any other Transaction Agreement.

9.6                               Purchaser acknowledges and agrees that, except as expressly provided in any Warranty, Seller does not give or make any warranty, covenant or representation as to (i) any aspect of Turkcell (other than to the extent of any of the TI Share Title Warranties); or (ii) the accuracy of the forecasts, estimates, projections or statements of intent provided to Purchaser or TWF prior to the date of this Agreement.

9.7                               If any Claim is based upon a liability which is contingent only, the Respondent Party shall not be liable to make any payment unless and until such contingent liability gives rise to an actual liability (but the Claimant Party has the right under Clause 9.1 to give written notice of that Claim before such time).

9.8                               Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased (solely to the extent of such increase) as a result of, any voluntary act, omission or transaction carried out:

(a)                                 after Completion by Purchaser or any of its Affiliates (or their respective Representatives) outside the ordinary and usual course of business; or

(b)                                 before Completion by Seller or Turkcell Holding at the written direction or request of Purchaser or any of its Controlled Affiliates (as of the date of this Agreement).

9.9                               In connection with a Claim for breach of a General Warranty where Seller would not be deemed to be aware of the facts, matters or circumstances giving rise to the Claim but for Clause 1.3(b)(iii) (and without prejudice to any Claim where Seller is deemed to have such knowledge pursuant to Clause 1.3(b)(i) or (b)(ii) in which case Clause 9.9(a) shall not apply):

(a)                                 Seller shall not be liable for such Claim unless:

(i)                                     a claim against ATT for breach of an equivalent warranty pursuant to clause 8.3 of the Total CTH TH Interest SPA (or L1 pursuant to clause 13.1 of the Framework Agreement) relating to those facts, matters or circumstances (an “Equivalent ATT Claim”) (1) has been accepted by or settled with ATT (or L1 as the case may be); or (2) has resulted in an arbitral award for the payment of monies made in favour of Purchaser (the amount which ATT (or L1 as the case may be) is required to pay pursuant to (1) or (2) in respect of any such claim being an “ATT Claim Amount”); and

(ii)                                  the ATT Claim Amount has been satisfied by (individually or in combination) (1) ATT (or L1 or IMTIS Holdings or any Affiliate as the case may be) in cash, in Turkcell shares, for other valuable consideration or any combination thereof; and/or (2) via enforcement proceedings undertaken by or on behalf of Purchaser;

(b)                                 the Parties consent and agree that where Purchaser brings an Equivalent ATT Claim, both the relevant Claim and the Equivalent ATT Claim shall, to the extent either has not otherwise previously been accepted or settled, be consolidated in arbitration and, in particular, the relevant Claim shall not be withdrawn, nor shall it be capable of dismissal, discharge or determination unless and until the Equivalent ATT Claim has been finally dismissed, discharged or determined; and

(c)                                  for the avoidance of doubt, Seller agrees that ATT and its Affiliates shall not have any liability (expect in case of fraud or fraudulent misrepresentation) to Seller in connection with any such successful Claim by Purchaser.

9.10                        The Warranties are subject to the Telia Disclosure Letter.

9.11                        The limitations of liability contained in this Clause 9 or otherwise in this Agreement shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of Seller or Purchaser as the case may be.

10.                               TERMINATION

10.1                        This Agreement shall automatically terminate on the termination of the Framework Agreement in accordance with its terms.

10.2                        On written notice to the other Party, Purchaser may terminate this Agreement if the Condition in Clause 6.1(ii) has not been satisfied (or waived) immediately prior to Completion.

10.3                        Notwithstanding Clause 10.1 and Clause 10.2, this Clause 10 (Termination) and Clauses 1 (Interpretation), 9 (Limitations on Liability), 11 (Third Party Rights), 13 (Costs and Expenses), 15 (Miscellanea), 16 (Governing Law) and 17 (Arbitration) shall survive any termination hereof.

10.4                        Any termination of this Agreement shall be without prejudice to any liability of any Party for prior breaches hereof.

11.                               THIRD PARTY RIGHTS

11.1                        The Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement, except that Turkcell Holding may enforce and rely upon Clause 4.7 and Clause 8.5 to the same extent as if it were a party and ATT may enforce and rely upon Clause 9.9(c) to the same extent as if it were a party.

11.2                        This Agreement may be terminated and any term may be amended or waived without the consent of either or both of Turkcell Holding or ATT.

12.                               PAYMENTS

12.1                        Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding (save as expressly set out in this Agreement with respect to Leakage). If, notwithstanding the foregoing, any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under or in connection with this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the relevant Party such additional amount as shall be required to ensure that the net amount received by that Party will equal the full amount which would have been received by that Party had no such deduction or withholding been required to be made.

12.2                        Any payments made pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by the relevant payee(s) (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.3                        If any payment is made to Purchaser by Seller in connection with this Agreement, the payment shall be treated as an adjustment to the Purchase Price paid by Purchaser to Seller under this Agreement and, in such circumstances, the Purchase Price shall be deemed to have been reduced by the amount of such payment.

12.4                        Payment of a sum in accordance with this Clause 12 shall constitute a payment in full of the sum payable and shall be a good discharge to the payor (and those on whose behalf such payment is made) of the payor’s obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

13.                               COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein.

14.                               GENERAL

14.1                        Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clauses 2, 3 or 7 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clauses 2, 3 or 7 by any Party would be more appropriate remedies.

14.2                        The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Applicable Law, provided that (save for termination pursuant to Clause 10) no Party shall be entitled to rescind or terminate this Agreement, whether before or after Completion. Nothing in this Clause 14 shall operate to limit or exclude any liability for fraud.

15.                               MISCELLANEA

The provisions of clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement) and 24 (Invalidity) of the Global Settlement Deed are incorporated into this Agreement mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Agreement.

16.                               GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

17.                               ARBITRATION

All disputes arising out of or in connection with this Agreement shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

IN WITNESS whereof this Agreement has been executed as a deed and delivered on the date first above written.

SIGNATURES

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TELIA FINLAND OYJ	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Telia TH Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF BİLGİ	)	/s/ Zafer Sönmez
TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ	)	Zafer Sönmez
YATIRIM SANAYİ VE TİCARET A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Telia TH Interest SPA Signature Page]

EXECUTION VERSION

EXHIBIT I

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
IN TURKCELL HOLDİNG A.Ş.

THIS DEED (the “Agreement”) is made the 17th day of June 2020

BETWEEN:

(1)                                 CUKUROVA TELECOM HOLDINGS LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000030), whose registered office is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands (“Seller”);

(2)                                 TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“Purchaser”) which expression shall include any successor (whether through merger, reconstruction or otherwise);

(3)                                 CUKUROVA FINANCE INTERNATIONAL LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000029), whose registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“CFI”); and

(4)                                 ALFA TELECOM TURKEY LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATT” and, together with CFI, the “Seller’s Shareholders”).

WHEREAS:

(A)                               Turkcell Holding currently holds the Turkcell Shares.

(B)                               As at the date of this Agreement, Seller holds 241,428,327 ordinary shares in Turkcell Holding (the “CTH TH Shares”).  The residual shares in Turkcell Holding are currently held as to one (1) share by CH (the “CH TH Interest”), as to one (1) share by Intercon (the “Intercon TH Interest”), as to one (1) share by SMYH (the “SMYH TH Interest” and, together with the CH TH Interest and the Intercon TH Interest, the “TH Nominal Shares”, being, together with the CTH TH Shares, a 52.91% interest in Turkcell Holding), and as to 214,871,670 ordinary shares (or a 47.09% interest) by Telia Finland.

(C)                               Seller will acquire the TH Nominal Shares at Completion.

(D)                               As at the date of this Agreement, CFI holds 51% and ATT holds 49% in each case of the issued share capital of Seller.

(E)                                Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, the Shares on and subject to the terms of this Agreement.

(F)                                 Each of ATT and CFI is a Party to this Agreement for the purposes of certain transactions contemplated hereunder.

(G)                               Prior to the date of this Agreement, each of Seller and the Seller’s Shareholders have undertaken the Information Request Processes and Purchaser has confirmed receipt of the ATT Received Information and CFI Received Information.

(H)                              Each of ATT’s, Purchaser’s and CFI’s performance of certain of its respective obligations under this Agreement is guaranteed in accordance with, and subject to, the terms and conditions of clause 13.1, 13.2 and 13.3, respectively, of the Framework Agreement.

(I)                                   It is the intention of the Parties that this document be executed as a deed, notwithstanding one or more Parties may execute it under hand.

IT IS AGREED:

1.                                      INTERPRETATION

1.1                               In this Agreement, save as defined below, capitalised terms shall have the meaning given to them in the Framework Agreement (mutatis mutandis):

“ATT Director Resignation and Release Letter” means the letter from Christopher Powell to Turkcell pursuant to which Christopher Powell will resign as a director of Turkcell effective from Completion, in the form of Schedule 1;

“ATT Disclosure Letter” means the letter dated as at the date of this Agreement delivered by ATT to Purchaser, a copy of which is included in Annex 1 Part A, disclosing (i) information constituting exceptions to the Warranties; and (ii) details of other matters referred to in this Agreement and attaching a definitive index of the ATT Document Bundle;

“ATT Document Bundle” means the documents provided in the data room hosted by Datasite as at 19:46 (BST) on 10 June 2020, an index of which is annexed to the ATT Disclosure Letter and a USB stick containing which shall be delivered on behalf of ATT to Purchaser on or around the date of this Agreement and initialed by or on behalf of ATT and Purchaser for identification;

“ATT Information Request Process” means the process whereby firstly, the letter set out in Annex 2 Part A was delivered by ATT and its nominated directors on the board of directors of Seller to the addressee(s) of such letter (the “ATT Information Request Letter”); secondly, the receipt of information by, as the case may be, ATT or any person listed in paragraph (c)(i) of Clause 1.3 (other than Yuri Musatov and Mustafa Kıral) in response to the ATT Information Request Letter (the “ATT Received Information”); and thirdly, ATT having delivered or (where relevant) procured the delivery of a copy of all of the ATT Received Information to Purchaser and/or TWF prior to the date of this Agreement, in each case it being understood and agreed that each natural person who is a signatory to or respondent of the ATT Information Request Letter shall not incur personal liability to Purchaser in respect thereof;

“ATT Leakage Person” shall have the meaning set forth in Clause 4.2(a);

“ATT Liability Cap” shall have the meaning set forth in Clause 9.1(c);

“ATT’s CTH Share” means 49%;

“ATT’s TH Share” means 25.926%;

“CFI Disclosure Letter” means the letter dated as at the date of this Agreement delivered by CFI to Purchaser, a copy of which is included in Annex 1 Part B, disclosing (i) information constituting exceptions to the Warranties; and (ii) details of other matters referred to in this Agreement and attaching a definitive index of the CFI Document Bundle;

“CFI Document Bundle” means the documents provided in the data room hosted by Datasite as at 19:46 (BST) on 10 June 2020, an index of which is annexed to the CFI Disclosure Letter and a USB stick containing which shall be delivered on behalf of CFI to Purchaser on or around the date of this Agreement and initialed by or on behalf of CFI and Purchaser for identification;

“CFI Information Request Process” means the process whereby firstly, the letter set out in Annex 2 Part B was delivered by CFI and its nominated directors on the board of directors of Seller to the addressee(s) of such letter (the “CFI Information Request Letter”); secondly, the receipt of information by, as the case may be, CFI or any person listed in paragraph (b)(i) of Clause 1.3 in response to the CFI Information Request Letter (the “CFI Received Information”); and thirdly, CFI having delivered or (where relevant) procured the delivery of a copy of all of the CFI Received Information to Purchaser and/or TWF prior to the date of this Agreement, in each case it being understood and agreed that each natural person who is a signatory to or respondent of the CFI Information Request Letter shall not incur personal liability to Purchaser in respect thereof;

“CFI Leakage Person” shall have the meaning set forth in Clause 4.1(a);

“CFI Liability Cap” shall have the meaning set forth in Clause 9.1(b);

“CFI’s CTH Share” means 51%;

“CFI’s TH Share” means 26.984%;

“CH TH Interest” shall have the meaning set forth in Recital (B);

“Claim” means a claim for any breach of this Agreement, including in respect of any Warranty, but excluding, for the avoidance of doubt, any Leakage Claim;

“Claimant Party” shall have the meaning set forth in Clause 9.1(a);

“Completion” means “Completion” (as that term is defined in the Framework Agreement);

“Completion Date” shall have the meaning set forth in Clause 7.1;

“Conditions” means the conditions precedent set forth in Clause 6.1;

“CTH Information Request Process” means the process whereby firstly, the letter set out in Annex 2 Part C was delivered by Seller and its nominated directors on the board of directors of Turkcell Holding to the addressee(s) of such letter (the “CTH Information Request Letter”); secondly, the receipt of information by, as the case may be, any number of Seller, any Seller’s Shareholder and/or any of their directors in response to the CTH Information Request Letter (the “CTH Received Information”); and thirdly, Seller having delivered or (where relevant) procured the delivery of a copy of all of the CTH Received Information to Purchaser and/or TWF prior to the date of this Agreement, in each case it being understood and agreed that each natural person who is a signatory to or respondent of the CTH Information Request Letter shall not incur personal liability to Purchaser in respect thereof;

“CTH Liability Cap” shall have the meaning set forth in Clause 9.1(d);

“CTH Share Title Warranty” means any Fundamental Warranty given in respect of the Shares;

“CTH TH Shares” shall have the meaning set forth in Recital (B);

“Director Resignation and Release Letters” means the letters from each of Hasan Tuvan Yalim, Gülsün Nazlı Karamehmet Williams, Sally Pryce and Christopher Powell to Turkcell Holding pursuant to which each such person will resign as a director of Turkcell Holding effective from Completion, in the form of Schedule 2;

“Equivalent Telia Claim” shall have the meaning set forth in Clause 9.9(a)(i);

“Excess Recovery” shall have the meaning set forth in Clause 9.3(d);

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Parties and the other parties thereto;

“Fundamental Warranties” means the Warranties given in Clause 8.1;

“General Warranties” means any Warranty that is not a Fundamental Warranty;

“Information Request Processes” means the CTH Information Request Process, the ATT Information Request Process and the CFI Information Request Process;

“Intercon TH Interest” shall have the meaning set forth in Recital (B);

“Leakage” means each and any of the following:

(a)                                 any dividend or other distribution (whether in cash or in specie) declared, paid or made, or agreed to be made, by Turkcell Holding to or for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(b)                                 any payment made or agreed to be made by Turkcell Holding to or for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons for the purchase, redemption or repayment of any share capital, loan capital or other securities of Turkcell Holding, or any other return of capital to or for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(c)                                  any payment of any other nature made by Turkcell Holding to or for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons (including royalty payments, management fees, monitoring fees, interest payments, loan payments, service or directors’ fees, bonuses or other compensation of any kind);

(d)                                 any transfer or surrender of assets, rights or other benefits by Turkcell Holding to or for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(e)                                  Turkcell Holding assuming or incurring any liability or obligation for the benefit of Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(f)                                   the provision of any guarantee or indemnity or the creation of any Encumbrance by Turkcell Holding in favour, or for the benefit, of Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(g)                                  any waiver, discount, deferral, release or discharge by Turkcell Holding of: (i) any amount, obligation or liability owed to it by Seller, any of Seller’s Shareholders or any of their respective Related Persons; or (ii) any claim (howsoever arising) against Seller, any of Seller’s Shareholders or any of their respective Related Persons;

(h)                                 any agreement, arrangement or other commitment by Turkcell Holding to do or give effect to any of the matters referred to in paragraphs (a) to (g) (inclusive) above; and/or

(i)                                     any Tax paid or due and payable by Turkcell Holding as a result of or in respect of any of the matters set out in paragraphs (a) to (h) (inclusive) above,

provided always that, in each case, (x) the deduction from and set-off of any advance dividend receivable owed to Turkcell Holding from Seller in the amount of TRY 137,326,675.23 from and against the net trading profit of Turkcell Holding as at the Locked Box Accounts Date pursuant to a board resolution of Turkcell Holding dated 9 June 2020; and (y) the payment of any Tax incurred by Turkcell Holding directly as a result of or in respect of the conversion of Turkcell Holding Cash in accordance with clause 3.4 of the Framework Agreement shall not, in the case of (x) and (y), constitute Leakage;

“Leakage Claim” means a claim under the indemnity in Clause 4.5 or Clause 4.6, as applicable;

“Loan Note 1” means the loan note in the Loan Note 1 Amount as constituted by the deed substantially in the form set out in Schedule 4 of the Framework Agreement;

“Loan Note 1 Amount” means an amount in US$ that is equal to (a) the market value of the IMTIS Holdings Shares calculated in US$ at the Reference Exchange Rate on the Completion Date by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the Business Day immediately prior to the Completion Date minus (b) the Loan Note 3 Amount;

“Loan Note 2” means the loan note in the Loan Note 2 Amount as constituted by the deed substantially in the form set out in Schedule 5 of the Framework Agreement;

“Loan Note 2 Amount” means US$1,604,576,501.00;

“Loan Note 3 Amount” means an amount in US$ that is equal to the sum of (a) US$333,556,415 and (b) the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) US$58,082;

“Loan Notes” means, collectively, Loan Note 1 and Loan Note 2;

“Locked Box Accounts” means the audited statement of financial position, the audited income statement, the audited cash flow statement of Turkcell Holding, and the explanatory notes related thereto, for the period of 12 months ended on the Locked Box Accounts Date (including the auditor’s report, dated 5 June 2020, in respect thereof);

“Locked Box Accounts Date” means 31 May 2020;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Relevant Payment” shall have the meaning set forth in Clause 9.3(a);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Tax;

“Respondent Party” shall have the meaning set forth in Clause 9.1(a);

“Shares” means, collectively, the CTH TH Shares and the TH Nominal Shares;

“SMYH TH Interest” shall have the meaning set forth in Recital (B);

“Tax” means any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, together with all related penalties, fines, surcharges and interest;

“Telia Finland Claim Amount” shall have the meaning set forth in Clause 9.9(a)(i);

“TFRS” means Turkish Accounting Standards and Turkish Financial Reporting Standards (and annexes and interpretations of each of them), as published by the Public Oversight Accounting and Auditing Standards Authority of the Republic of Turkey and in force for the accounting period ended on the relevant accounts date;

“TH Historic Accounts” means, in respect of Turkcell Holding, the audited statements of financial position, the audited income statements, the audited cash flow statements, and the explanatory notes related thereto, for each period of 12 months ended on 31 May 2019, 31 May 2018, 31 May 2017, 31 May 2016, 31 May 2015 and 31 May 2014;

“TH Nominal Shares” shall have the meaning set forth in Recital (B);

“Third Party Sum” shall have the meaning set forth in Clause 9.3(b);

“TI Share Title Warranty” means any Fundamental Warranty set forth in Clause 8.1(b), 8.1(c), 8.1(f) and 8.1(g) to the extent it relates to Turkcell Shares;

“Undisclosed Liabilities” has the meaning given in Clause 8.2(f); and

“Warranties” means the warranties set forth in Clause 8.1 through Clause 8.3.

1.2                               In this Agreement, unless the context otherwise requires, the principles of construction set out in clause 1.2 of the Framework Agreement shall apply to this Agreement as if set out in full herein (mutatis mutandis).

1.3                               If any of the Warranties given by a Party are expressed to be given subject to the knowledge of a Party, or words to that effect, such knowledge (a) shall be interpreted to mean only those facts, matters and circumstances of which such Party is actually aware; (b) in the case of CFI, shall also be deemed to include (i) those facts, matters and circumstances of which any one or more of Tuvan Yalım, Gülsün Nazlı Karamehmet Williams, Mehmet Emin Karamehmet, Osman Berkmen and Hikmet Yasemin Çetinalp are actually aware; and (ii) knowledge of the CFI Received Information; and (c) in the case of ATT, shall be deemed to include only (i) those facts, matters and circumstances of which any one or more of Alexander Pertsovsky, Andrei Gusev, Anton Kudlay, Mustafa Kıral (to the extent known by him whilst employed and/or engaged by ATT (or any of its Affiliates or any person Controlled by, Controlling or under common Control with Letterone Investment Holdings S.A.) and/or as a director of Seller and/or as a director of Turkcell Holding and provided that Mustafa Kıral’s knowledge is substantiated by evidence in writing (provided that, if the only evidence in writing for any relevant Claim is an affidavit or similar non-contemporaneous written statement of fact produced in Mustafa Kıral’s name, it will not, per se, qualify as evidence in writing under this Clause 1.3)), Yuri Musatov, Sally Pryce and Christopher Powell are actually aware; (ii) knowledge of the ATT Received Information; and (iii) those facts, matters and circumstances of which Telia Finland is deemed to be aware pursuant to clause 1.3(b) (excluding clause 1.3(b)(iii)) and/or clause 1.4 of the Telia TH Interest SPA.

1.4                               The schedules form part of this Agreement and a reference to “this Agreement” includes its schedules.

1.5                               The headings in this Agreement do not affect its interpretation.

1.6                               References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.                                      SALE AND PURCHASE OF THE SHARES

2.1                               Subject to the terms and conditions of this Agreement, on the Completion Date, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, the Shares with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances.

2.2                               Seller shall procure that on or prior to Completion any and all rights of pre-emption over transfer of the Shares at Completion are waived irrevocably with respect to the transactions contemplated by this Agreement by the persons entitled thereto.

3.                                      CONSIDERATION

3.1                               Subject to Clauses 6 and 7.1(a), 7.1(b), 7.1(d) and 7.1(e), in consideration of the transfer of the Shares by Seller to Purchaser pursuant to this Agreement, on the Completion Date, Purchaser shall issue to Seller, and Seller shall accept, the Loan Notes.

4.                                      LEAKAGE UNDERTAKINGS

4.1                               CFI:

(a)                                 warrants to Purchaser that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Agreement, no Leakage has occurred, where Leakage is to or for the benefit of (i) CFI, (ii)

SMYH, (iii) any of the shareholders of (1) Intercon (other than Seller) and/or (2) SMYH and/or (iv) in each case, any of their respective Related Persons (the term “Related Persons” excluding, for the purpose of this paragraph (a) only, Seller, the CTH Subsidiaries and their respective Controlled persons), each a “CFI Leakage Person”; and

(b)                                 undertakes to Purchaser that during the period commencing on the date of this Agreement up to (and including) the Completion Date, no Leakage will occur, where Leakage is to or for the benefit of any CFI Leakage Person.

4.2                               ATT:

(a)                                 warrants to Purchaser that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Agreement, no Leakage has occurred, where Leakage is to or for the benefit of ATT and/or any of its Related Persons (the term “Related Persons” excluding, for the purpose of this paragraph (a) only, Seller, the CTH Subsidiaries and their respective Controlled persons), each an “ATT Leakage Person”; and

(b)                                 undertakes to Purchaser that during the period commencing on the date of this Agreement up to (and including) the Completion Date, no Leakage will occur, where Leakage is to or for the benefit of any ATT Leakage Person.

4.3                               Seller:

(a)                                 warrants to Purchaser that during the period commencing on (and including) the Locked Box Accounts Date up to (and including) the date of this Agreement, no Leakage has occurred, where Leakage is to or for the benefit of Seller, any CTH Subsidiary or any of their respective Related Persons (the term “Related Persons” excluding, for the purpose of this paragraph (a) only, the CFI Leakage Persons and the ATT Leakage Persons); and

(b)                                 undertakes to Purchaser that during the period commencing on the date of this Agreement up to (and including) the Completion Date, no Leakage will occur, where Leakage is to or for the benefit of Seller, any CTH Subsidiary or any of their respective Related Persons (the term “Related Persons” excluding, for the purpose of this paragraph (b) only, the CFI Leakage Persons and the ATT Leakage Persons).

4.4                               Five (5) Business Days prior to the date of the Turkcell General Assembly, (a) CFI shall notify Purchaser of any known Leakage to a CFI Leakage Person or known breach of Clause 4.3 which has occurred since the Locked Box Accounts Date or is reasonably expected to occur prior to the Completion Date, and (b) ATT shall notify Purchaser of any known Leakage to an ATT Leakage Person or known breach of Clause 4.3 which has occurred since the Locked Box Accounts Date or is reasonably expected to occur prior to the Completion Date.

4.5                               Subject always to Clause 4.7 and Clause 4.8, (i) CFI shall indemnify Purchaser against any Leakage in breach of the warranty and/or undertaking in Clause 4.1; and (ii) ATT shall indemnify Purchaser against any Leakage in breach of the warranty and/or undertaking in Clause 4.2, in each case undertaking, severally and not jointly, to pay to Purchaser on demand:

(a)                                 a sum equal to the amount necessary to put Turkcell Holding into the position it would have been if such Leakage had not occurred;

(b)                                 a sum equal to all costs and expenses reasonably and properly incurred by Purchaser in connection with such Leakage; and

(c)                                  such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 4.5 (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

4.6                               Subject always to Clause 4.7 and Clause 4.8, (i) CFI shall indemnify Purchaser against CFI’s CTH Share of any Leakage in breach of the warranty and/or undertaking in Clause 4.3; and (ii) ATT shall indemnify Purchaser against ATT’s CTH Share of any Leakage in breach of the warranty and/or undertaking in Clause 4.3, in each case undertaking, severally and not jointly, to pay to Purchaser on demand:

(a)                                 a sum equal to CFI’s CTH Share or ATT’s CTH Share, as applicable, of the amount necessary to put Turkcell Holding into the position it would have been if such Leakage had not occurred;

(b)                                 a sum equal to CFI’s CTH Share or ATT’s CTH Share, as applicable, of all costs and expenses reasonably and properly incurred by Purchaser in connection with such Leakage; and

(c)                                  CFI’s CTH Share or ATT’s CTH Share, as applicable, of such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 4.6 (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

4.7                               CFI and ATT shall have no liability for a Leakage Claim unless it or they, as relevant, has or have received written notice of such Leakage Claim from Purchaser (including reasonable details (in so far as they are known to Purchaser) of the matter or event giving rise to the Leakage Claim and the amount payable by the relevant party(ies) in respect of the Leakage Claim) on or before the date falling six (6) months after the Completion Date.

4.8                               For the avoidance of doubt, (i) CFI and ATT shall have no liability to Purchaser in respect of any Leakage Claim if Completion does not occur and (ii) Purchaser shall not be entitled to double recovery in respect of the indemnities given in this Clause 4 (including that, if the facts, matters or circumstances would otherwise give rise to a Leakage Claim against a Party under Clause 4.5 and a Leakage Claim against a Party under Clause 4.6 of equal value, Purchaser’s sole remedy against such Party shall be a Leakage Claim under the indemnities in Clause 4.5).

4.9                               Purchaser’s sole remedy in respect of any Leakage in breach of the warranty and/or undertaking in Clause 4.1, Clause 4.2 or Clause 4.3 is a Leakage Claim against CFI and/or ATT as relevant.

4.10                        Each of CFI and ATT agrees, for the benefit of Purchaser and Turkcell Holding (including its successors), that none of CFI, ATT and/or Seller shall have any right, remedy or claim against Turkcell Holding (or its successors) in the event of any Leakage Claim or in relation to the facts underlying any Leakage Claim.

4.11                        Nothing in this Clause 4 shall have the effect of limiting or excluding any liability arising as a result of fraud.

5.                                      INTERIM COVENANTS

5.1                               From the date of this Agreement until Completion, except as (i) otherwise provided in any Transaction Agreement; (ii) required by Applicable Law; or (iii) consented to in writing and in advance by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), each of CFI and ATT (including through the exercise of voting rights and by requiring directors of Seller and Turkcell Holding, in each case, nominated for appointment by CFI and ATT, respectively), severally and not jointly, shall use all reasonable endeavours (1) to cause Seller to cause; and (2) to cause, in each case, Turkcell Holding not to trade, carry on any business or own any assets or incur any liabilities other than:

(a)                                 the entry into and/or performance of its obligations under the Transaction Agreements;

(b)                                 holding the Turkcell Shares and conducting activities related to, or reasonably incidental to, the maintenance of its corporate existence;

(c)                                  voting (or causing to be voted), in person or by proxy, the Turkcell Shares at any annual general assembly of Turkcell in the ordinary course and in a manner consistent with past practice;

(d)                                 ownership of cash or cash equivalents for the purposes of paragraphs (b) (including in respect of receipt of dividends on Turkcell Shares) and/or (e); and

(e)                                  general administration activities including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Taxes), to include the fulfilment of any periodic reporting requirements.

5.2                               Without prejudice to the generality of Clause 5.1 above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, each of CFI and ATT (including through the exercise of voting rights and by requiring directors of Seller and Turkcell Holding, in each case, nominated for appointment by CFI and ATT, respectively), severally and not jointly, shall, as relevant, (i) not; and (ii) use all reasonable endeavours (1) to cause Seller to cause; and (2) to cause, in each case, Turkcell Holding not to:

(a)                                 amend any TH Corporate Document;

(b)                                 reorganise, split, combine or reclassify any shares of Turkcell Holding’s capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing;

(c)                                  issue, sell or otherwise dispose of any of Turkcell Holding’s capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of Turkcell Holding’s capital stock;

(d)                                 declare or pay any dividends or distributions on or in respect of any of Turkcell Holding’s capital stock, or redeem, purchase or acquire any of Turkcell Holding’s capital stock;

(e)                                  amend the 2019 Dividend Agreement;

(f)                                   take any action which would constitute a breach of any TH Corporate Document;

(g)                                  take any action to convene a general assembly of the shareholders of Turkcell (whether annual or extraordinary) other than the Turkcell General Assembly; or

(h)                                 agree to do any of the foregoing;

further to the above and other than where Purchaser has provided its advance written consent (such consent not to be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), from the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law, each of CFI and ATT (including through the exercise of voting rights and by requiring directors of Seller and Turkcell Holding, in each case, nominated for appointment by CFI and ATT, respectively), severally and not jointly, shall use all reasonable endeavours (x) to cause Seller to cause; and (y) to cause, in each case, Turkcell Holding:

(i)                                     not to take any action or enter into any other transaction that would have the effect of knowingly increasing (or increasing where such an increase would be reasonably foreseeable) the Tax liability or knowingly reducing (or reducing where such a reduction would be reasonably foreseeable) any Tax asset of Purchaser post-Completion;

(j)                                    not to enter into any transaction with Seller, any Seller’s Shareholder or Telia Finland (or any of their respective Related Persons);

(k)                                 not to enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or Seller, any Seller’s Shareholder or Telia Finland (or any of their respective Related Persons);

(l)                                     not to settle any litigation or cease defending any ongoing litigation;

(m)                             not to incur, assume or guarantee any indebtedness for borrowed money;

(n)                                 not to take any action set out in paragraph (a) to (d) or (g) of Clause 5.3 in respect of its holding of the Turkcell Shares;

(o)                                 not to agree to do any of the foregoing; and

(p)                                 to use all reasonable endeavours (including through the exercise of voting rights and by requesting directors of Turkcell nominated for appointment by Turkcell Holding) to cause Turkcell not to:

(i)                                     reorganise, split, combine or reclassify any shares of its capital stock or undertake any form of reduction of capital or take any analogous action to the foregoing; or

(ii)                                  issue, sell or otherwise dispose of any of its capital stock, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock, provided that, in each case, the foregoing restrictions will not restrict Turkcell Holding from entering into or carrying on activities in the ordinary course to the extent necessary to maintain its existence and function as a holding company of the Turkcell Shares.

5.3                               From the date of this Agreement until Completion, except as contemplated by this Agreement or the Transaction Agreements or required by Applicable Law or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, it being acknowledged by the Parties that Purchaser may require up to five (5) Business Days from the receipt by Purchaser of such request to consider such request), CFI and ATT (including through the exercise of voting rights and by requiring directors of Seller and Turkcell Holding, in each case, nominated for appointment by CFI and ATT, respectively), severally and not jointly, shall use all reasonable endeavours to cause Seller not to, in each case, take, or agree to take, any of the following actions:

(a)                                 offer or Transfer any Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a Share, or announce any intention to offer or Transfer any Share;

(b)                                 pledge, mortgage, charge or otherwise Encumber any Share or any interest in any Share;

(c)                                  grant an option over any Share or any interest in any Share;

(d)                                 enter into any agreement in respect of the votes attached to any Share;

(e)                                  permit Turkcell Holding to take any action set out in the foregoing paragraphs (a) to (d) or (g) in respect of the Turkcell Shares;

(f)                                   vote (or cause to be voted), in person or by proxy, the Shares at any annual general assembly of Turkcell Holding other than in the ordinary course and in a manner consistent with past practice; or

(g)                                  agree to do any of the foregoing.

5.4                               Whether pursuant to the 2019 Dividend Agreement or otherwise, each of CFI and ATT, severally and not jointly, undertakes to (i) notify Purchaser promptly of any distribution, dividend or return of capital Turkcell Holding makes, or agrees to make, from the date of this Agreement until the Completion Date (both inclusive); and (ii) notify Purchaser five (5) Business Days prior to the date of the Turkcell General Assembly of any distribution, dividend or return of capital which has been made by Turkcell Holding from (and including) the Locked Box Accounts Date, or is envisaged to be made on or prior to the Completion Date.

5.5                               Prior to the Turkcell General Assembly Convocation Date, Seller shall:

(a)                                 take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Seller;

(b)                                 deliver to Purchaser a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Purchaser, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Seller; and

(c)                                   notify the board of directors of Turkcell Holding of its intention to sell the Shares to Purchaser and the terms of such sale in accordance with the TH Corporate Documents and use (including through the exercise of voting rights and by requiring directors of Turkcell Holding nominated for appointment by it) all reasonable endeavours to obtain board resolutions from Turkcell Holding approving the transfer of the Shares to Purchaser and registration of Purchaser as a shareholder in the share register of Turkcell Holding.

5.6                               Prior to the Turkcell General Assembly Convocation Date, Purchaser shall:

(a)                                 grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser; and

(b)                                 deliver to Seller a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Seller, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser.

6.                                      CONDITIONS

6.1                               The obligations of each of Seller and Purchaser to proceed to completion of the sale and purchase of the Shares pursuant to this Agreement are conditional upon (i) the satisfaction of the Completion Conditions (that have not otherwise been waived in accordance with the terms of the Framework Agreement); and (ii) each of the Warranties, disregarding all materiality qualifications, being true and correct in all material respects on and as of the Completion Date by reference to the facts, matters and circumstances then existing (the “Conditions”).

6.2                               The Condition in Clause 6.1(ii) may be waived by Purchaser.

6.3                               If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to a Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Parties thereof.

6.4                               Any waiver of any Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of any other Party’s failure to comply with such Condition.

7.                                      TOTAL CTH TH INTEREST SPA COMPLETION ACTIONS

7.1                               Subject to the terms of the Framework Agreement and in accordance with the terms of the Escrow Agreement, the following actions shall take place after the Conditions have been satisfied or waived in accordance with the provisions hereof on Completion (the “Completion Date”):

(a)                                 Seller shall acquire legal title to, and full beneficial ownership of, the TH Nominal Shares in accordance with the terms of the Framework Agreement;

(b)                                 Purchaser shall acquire legal title to, and full beneficial ownership of, the Shares, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(c)                                  Seller shall acquire legal title to, and full beneficial ownership of, the Loan Notes, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(d)                                 executed copies of the Director Resignation and Release Letters shall be delivered to Turkcell Holding; and

(e)                                  an executed copy of the ATT Director Resignation and Release Letter shall be delivered to Turkcell.

7.2                               The Parties acknowledge that the issuance of the Loan Notes to Seller in accordance with the terms of the Transaction Agreements shall constitute a payment in full of the consideration payable by Purchaser hereunder and shall be a good discharge to Seller of Purchaser’s obligation to make such payment and Purchaser shall promptly enter the name of Seller and all relevant details in the register of Loan Note holders and deliver a copy of such register to Seller.

7.3                               The Parties acknowledge and agree that completion of the sale and purchase of the Shares pursuant to this Agreement shall not be deemed to have occurred until Completion. If Completion has not occurred and this Agreement terminates in accordance with its terms, the provisions of clause 10 of the Framework Agreement shall apply.

8.                                      WARRANTIES AND INDEMNITIES

8.1                               Each of CFI and ATT, severally and not jointly, warrants to Purchaser as of the date of this Agreement and at Completion that:

(a)                                 Seller is the sole legal and beneficial owner of the CTH TH Shares (and, at Completion, the TH Nominal Shares), has the right to transfer the full legal and beneficial interest in the CTH TH Shares (and, at Completion, the TH Nominal Shares) to Purchaser and has the right to exercise all voting and other rights over the CTH TH Shares (and, at Completion, the TH Nominal Shares);

(b)                                 Turkcell Holding is the sole legal and beneficial owner of the Turkcell Shares, has the right to transfer the full legal and beneficial interest in the Turkcell Shares and has the right to exercise all voting and other rights over the Turkcell Shares;

(c)                                  the Shares and the Turkcell Shares are duly issued and fully paid in;

(d)                                 the CTH TH Shares (together with, at Completion, the TH Nominal Shares) represent 100% of the issued and paid in share capital of Turkcell Holding held legally and/or beneficially by Seller;

(e)                                  the TH Nominal Shares represent 100% of the issued and paid in share capital of Turkcell Holding held legally and/or beneficially at the date of this Agreement, by CH, Intercon and SMYH;

(f)                                   after giving effect to the transactions contemplated by the Transaction Agreements, neither the Shares nor the Turkcell Shares are affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Shares or any of the Turkcell Shares; and

(g)                                  upon Completion (but before giving effect to the TH/TVF BTIH Merger), (i) Purchaser will acquire full legal and beneficial title to the Shares, free from all Encumbrances; and (ii) Turkcell Holding will hold full legal and beneficial title to the Turkcell Shares, free from all Encumbrances.

8.2                               In addition to the Warranties given under Clause 8.1, CFI warrants to Purchaser as of the date of this Agreement that:

(a)                                 all information given by or on behalf of CFI or its Representatives (in each case in respect of itself, Seller and/or Turkcell Holding) on or prior to the date of this Agreement was, when given, and remains, as of the date of this Agreement, true, complete, accurate and not misleading in all material respects;

(b)                                 CFI has, prior to the date of this Agreement, delivered (i) the CFI Information Request Letters to their addressees; and (ii) to Purchaser and/or TWF true, accurate and complete copies of all of the CFI Received Information;

(c)                                  Seller has, prior to the date of this Agreement, delivered (i) the CTH Information Request Letters to their addressees; and (ii) to Purchaser true, accurate and complete copies of all of the CTH Received Information;

(d)                                 there are no existing related-party contracts, agreements or arrangements to which CFI, Seller, CH, SMYH, the CTH Subsidiaries or any of their respective Related Persons, on the one hand, and Turkcell Holding, on the other hand, are a party;

(e)                                  as at the date of the relevant accounts, each of the Locked Box Accounts and each of the TH Historic Accounts, respectively:

(i)                                     have been prepared in accordance with Applicable Laws; and

(ii)                                  (x) make full provision for all actual liabilities; (y) disclose all contingent liabilities; and (z) make provisions reasonably regarded as adequate for all bad and doubtful debts, in each case as required and permitted in accordance with TFRS as at the date of the relevant accounts so as to fairly present in all material respects a view of the state of affairs of Turkcell Holding at the relevant accounts date and of the profits or losses for the period concerned;

(f)                                   there are no current, pending or existing liabilities, obligations or commitments of any nature whatsoever (including any liabilities, obligations or commitments resulting from any of the actions described in items (a) through (i) of the definition of Leakage in Clause 1.1 and excluding any liabilities, obligations or commitments to the extent that such relate to Turkish Tax), asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise of Turkcell Holding to any person (“Undisclosed Liabilities”), except those which are reflected or reserved against in the Locked Box Accounts by reference to the facts, matters and circumstances as of the Locked Box Accounts Date;

(g)                                  since the Locked Box Accounts Date, the business of Turkcell Holding has been carried on as a going concern in the ordinary and usual course;

(h)                                 Turkcell Holding has, since 25 November 2005:

(i)                                     only ever been operated as a holding company with an interest in Turkcell Shares and conducted activities related to, or reasonably incidental to, the maintenance of its corporate existence and, in particular, does not have and has never had, except to the extent disclosed in the Locked Box Accounts and/or any TH Historic Accounts, any:

(1)                                 employees or provided any employee benefits, incentive schemes and/or pension schemes for the benefit of any person;

(2)                                 interest of any kind in any real estate;

(3)                                 real property; or

(4)                                 intellectual property of any nature whatsoever; and

(ii)                                  never (A) traded or operated a business, (B) had any material assets (other than cash, receivables from its shareholders in respect of advance dividends and the Turkcell Shares) or (C) had any material liabilities which remain outstanding (other than liabilities to its shareholders for the payment of dividends), in each case that remain outstanding as of the date of this Agreement;

(i)                                     Turkcell Holding has not, since the Locked Box Accounts Date, taken any action which would constitute a breach of Clauses 5.1 or 5.2 had such provisions been effective in respect of Turkcell Holding during such time; and

(j)                                    (i) Turkcell Holding is, and has been for the period of three (3) years prior to the date of this Agreement, in compliance with all Applicable Laws (excluding any Applicable Laws solely to the extent that such Applicable Laws relate to Tax) in all material respects; and (ii) no investigation or review by any Governmental Entity is pending or, to CFI’s knowledge, has been threatened (in writing) against Turkcell Holding, nor has any Governmental Entity indicated an intention to conduct an investigation or review of Turkcell Holding.

8.3                               In addition to the Warranties given under Clause 8.1, ATT warrants to Purchaser as of the date of this Agreement that:

(a)                                 (i) ATT has, prior to the date of this Agreement, delivered (i) the ATT Information Request Letters to their addressees; and (ii) to Purchaser and/or TWF true, accurate and complete copies of all of the ATT Received Information; and (ii) to ATT’s knowledge, Seller has, prior to the date of this Agreement, delivered (1) the CTH Information Request Letters to their addressees; and (2) to Purchaser true, accurate and complete copies of all of the CTH Received Information, provided that, in each case, no warranty is given by ATT as to any ATT Received Information or CTH Received Information that relates solely to Seller;

(b)                                 there are no existing related-party contracts, agreements or arrangements to which ATT, its Related Persons or, to ATT’s knowledge, Seller or any of the CTH Subsidiaries (or any of their respective Controlled persons), on the one hand, and Turkcell Holding, on the other hand, are a party;

(c)                                  to ATT’s knowledge, as at the date of the relevant accounts, each of the Locked Box Accounts and each of the TH Historic Accounts, respectively:

(i)                                     have been prepared in accordance with Applicable Laws; and

(ii)                                  (x) make full provision for all actual liabilities; (y) disclose all contingent liabilities; and (z) make provisions reasonably regarded as adequate for all bad and doubtful debts, in each case as required and permitted in accordance with TFRS as at the date of the relevant accounts so as to fairly present in all material respects the state of affairs of Turkcell Holding at the relevant accounts date and of the profits or losses for the period concerned;

(d)                                 to ATT’s knowledge, there are no current, pending or existing Undisclosed Liabilities of Turkcell Holding to any person, except those which are reflected or reserved against in the Locked Box Accounts by reference to the facts, matters and circumstances as of the Locked Box Accounts Date;

(e)                                  since the Locked Box Accounts Date, to ATT’s knowledge, the business of Turkcell Holding has been carried on as a going concern in the ordinary and usual course;

(f)                                   to ATT’s knowledge, Turkcell Holding has, since 1 January 2014:

(i)                                     only ever been operated as a holding company with an interest in Turkcell Shares and conducted activities related to, or reasonably incidental to, the maintenance of its corporate existence; and

(ii)                                  never (A) traded or operated a business, (B) had any material assets (other than cash, receivables from its shareholders in respect of advance dividends and the Turkcell Shares) or (C) had any material liabilities which remain outstanding (other than liabilities to its shareholders for the payment of dividends);

(g)                                  to ATT’s knowledge, Turkcell Holding has not, since the Locked Box Accounts Date, taken any action which would constitute a breach of Clauses 5.1 or 5.2 had such provisions been effective in respect of Turkcell Holding during such time; and

(h)                                 to ATT’s knowledge, (i) Turkcell Holding is, and has been for the period of three (3) years prior to the date of this Agreement, in compliance with all Applicable Laws (excluding any Applicable Laws solely to the extent that such Applicable Laws relate to Tax) in all material respects; and (ii) no investigation or review by any Governmental Entity is pending or has been threatened (in writing) against Turkcell Holding, nor has any Governmental Entity indicated an intention to conduct an investigation or review of Turkcell Holding.

8.4                               From the date of this Agreement until Completion, each of CFI and ATT, respectively, agrees to notify Purchaser in writing of any facts, events, or circumstances of which any person named (i) in the case of CFI, in Clause 1.3(b)(i); or (ii) in the case of ATT, in Clause 1.3(c)(i) (other than Mustafa Kıral and Yuri Musatov), in each case is notified in writing after the date of this Agreement that would constitute a breach of any Warranty set out (1) in the case of CFI, Clause 8.2; or (2) in the case of ATT, Clause 8.3, in each case by reference to the facts, events and circumstances then existing were the Warranties given by it in the relevant Clause to be repeated on each day between the date of this Agreement and Completion, provided that in no circumstances such notification shall be taken into account in determining whether CFI or ATT, as relevant, has breached any Warranty given on signing.

8.5                               Undertaking to Indemnify

(a)                                 Subject in all respects to the limitations on liability as set out in Clause 9 each of:

(i)                                     CFI agrees and undertakes with Purchaser, in the case of any breach by CFI of a Warranty, to pay in cash to Purchaser; and

(ii)                                  ATT agrees and undertakes with Purchaser, in the case of any breach by ATT of a Warranty, to pay in cash to Purchaser,

in each case, as relevant, a sum equal to the amount necessary to put Purchaser or Turkcell Holding, as applicable, into the position which would have existed had the Warranty been true and correct as at the date of this Agreement, together with (1) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by Purchaser and/or Turkcell Holding directly arising out of or resulting from the Warranty not being true and correct as at the date of this Agreement; and (2) such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 8.5(a) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser or Turkcell Holding in respect of the matter in respect of which the payment is made, Purchaser or Turkcell Holding, as applicable, is left with the same amount it would have had if the payment was not subject to Tax.

(b)                                 Purchaser’s sole remedy in respect of any Claim for breach of a Warranty is a claim under the indemnities in this Clause 8.5.

8.6                               CFI’s, ATT’s and Seller’s waiver of rights against Turkcell Holding

With effect from Completion and save for fraud, each of CFI, ATT and Seller undertakes, respectively, to Purchaser (and for the benefit of Turkcell Holding) to waive any rights, remedies or claims which it may have against Turkcell Holding (i) in respect of any Claim made by Purchaser against any of them the origin or cause of which was Turkcell Holding; or (ii) in relation to the facts underlying any Claim.

9.                                      LIMITATIONS ON LIABILITY

9.1                               None of CFI, ATT nor Purchaser shall have any liability under this Agreement:

(a)                                 in respect of any Claim unless written notice of such Claim is given by the claimant party (the “Claimant Party”) to the respondent party (the “Respondent Party”) setting out reasonably specific details of the matter in respect of which such Claim is made including, where reasonably practicable, an estimate as to the amount of such Claim:

(i)                                     for any Claim for breach of a Fundamental Warranty, on or before the date of expiry of the relevant statute of limitations in England; or

(ii)                                  for all other Claims, including for breach of a General Warranty, on or before the date falling six (6) months after the Completion Date,

provided that any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after written notice of such Claim is given pursuant to this Clause 9.1(a) except where any Claim relates to a contingent liability in which case it shall be deemed to have been withdrawn six (6) months after its becomes an actual liability unless, in each case, legal proceedings in respect of it have commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim;

(b)                                 in respect of any and all Claims against CFI and subject to clause 13.3.8 of the Framework Agreement, to the extent that the aggregate amount of the liability of CFI for any and all such Claims would exceed US$1,604,576,501.00(“CFI Liability Cap”);

(c)                                  in respect of any and all Claims against ATT and subject to clause 13.1.8 of the Framework Agreement, to the extent that the aggregate amount of the liability of ATT for any and all such Claims would exceed (i) the market value of 13.22% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date of acceptance, settlement or final determination of the relevant claim; less (ii) the aggregate amount of liability discharged by ATT in respect of any and all claims made under this Agreement, as of the relevant date, against CTH (“ATT Liability Cap”);

(d)                                 in respect of any and all Claims against CTH, to the extent that the aggregate amount of the liability of CTH for any and all claims under this Agreement would exceed the market value of 26.98% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date of acceptance, settlement or final determination of the relevant claim (“CTH Liability Cap”);

(e)                                  in respect of any and all Claims against Purchaser and subject, in each case, to clause 13.2.8 of the Framework Agreement:

(i)                                     in the case of any such Claim by CFI, to the extent that the aggregate amount of the liability of Purchaser for any and all such Claims by CFI against Purchaser would exceed 0;

(ii)                                  in the case of any such Claim by ATT, to the extent that the aggregate amount of the liability of Purchaser for any and all such Claims by ATT against Purchaser would exceed an amount equivalent to the ATT Liability Cap; and/or

(iii)                               in the case of any such Claim by CTH, to the extent that the aggregate amount of the liability of Purchaser for any and all such Claims by CTH against Purchaser would exceed (i) an amount equivalent to the CTH Liability Cap; less (ii) the aggregate amount of liability discharged by Purchaser in respect of any and all claims made under this Agreement, as of the relevant date, by any Party against Purchaser;

(f)                                   in the case of any Claim:

(i)                                     where CFI is the Respondent Party, subject to Clause 9.1(b) unless (i) the amount of CFI’s liability of any such Claim for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) exceeds US$600,000; and (ii) the aggregate amount of CFI’s liability for all such Claims for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) is equal to, or greater than, US$6,000,000, in which case CFI shall be liable for the aggregate amount of its liability for all such Claims and not just the excess; and/or

(ii)                                  where ATT is the Respondent Party, subject to Clause 9.1(c), unless (i) the amount of ATT’s liability of any such Claim for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances) exceeds US$600,000; and (ii) the aggregate amount of ATT’s liability for all such Claims for breach of a General Warranty (or any number or series of related Claims for breach of a General Warranty arising from substantially the same facts or circumstances), is equal to, or greater than, US$6,000,000, in which case ATT shall be liable for the aggregate amount of its liability for all such Claims and not just the excess;

(g)                                  in respect of any Claim to the extent that such Claim would not have arisen but for the adoption of any new, or a change in any Applicable Law or a change in the interpretation or implementation thereof by any Governmental Entity, or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Governmental Entity (whether or not the change purports to be effective retrospectively in whole or in part), in each case that was neither announced nor in force as at the date of this Agreement;

(h)                                 in respect of any Claim for which a specific provision is made in the Locked Box Accounts, unless the Relevant Payment incurred in respect of such fact, matter or claim would exceed the amount of the applicable allowance, provision or reserve, in which case the Respondent Party shall only be liable for such excess;

(i)                                     in respect of any Claim that would not have arisen but for (1) any action taken and/or any transaction undertaken, in each case, in accordance with the terms and conditions of the Transaction Agreements (including the TH/TVF BTIH Merger) or (2) after Completion, a change in the tax structure or corporate structure of Turkcell Holding (or its successors);

(j)                                    in respect of any Claim that arises as a result of any change after the date of this Agreement in the bases, methods or policies of accounting of Turkcell Holding (or its successors) other than a change which is reported by the auditors of such company to be necessary in their opinion because such bases, methods or policies of accounting as at the date of this Agreement are not in accordance with any published accounting practice or principle then current;

(k)                                 in respect of any Claim the circumstances of which Purchaser is aware at the date of this Agreement provided that, for the purposes of this paragraph, the knowledge of Purchaser shall be expressly limited to only (i) the contents of the Transaction Agreements; (ii) the general disclosures and any other matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in any Disclosure Letter (including the ATT Document Bundle, an index of which is annexed to the ATT Disclosure Letter, the CFI Document Bundle, an index of which is annexed to the CFI Disclosure Letter, or any document bundle annexed to any other Disclosure Letter); (iii) the matters fairly disclosed (in sufficient detail to enable Purchaser to assess the nature and scope of the matter disclosed) in the ATT Received Information, the CFI Received Information, the CTH Received Information; and (iv) any other facts, matters and circumstances of which any of the employees of Purchaser and TWF, as of the date of this Agreement, are actually aware; or

(l)                                     in respect of any punitive, special, indirect or consequential losses including loss of production, loss of profit, loss of contract or loss of goodwill.

9.2                               In respect of:

(a)                                 any Claim for breach of a TI Share Title Warranty or a General Warranty, (A) CFI’s liability pursuant to Clause 8.5 shall be limited to CFI’s TH Share of such liability (without double-counting such limitation); and (B) ATT’s liability pursuant to Clause 8.5 shall be limited ATT’s TH Share of such liability (without double-counting such limitation);

(b)                                 any Claim for breach of a CTH Share Title Warranty, (A) CFI’s liability pursuant to Clause 8.5 shall be limited to CFI’s CTH Share of such liability (without double-counting such limitation); and (B) ATT’s liability pursuant to Clause 8.5 shall be limited to ATT’s CTH Share of such liability (without double-counting such limitation); and

(c)                                  any other Claim which results from a loss suffered by Purchaser as a result of a loss at Turkcell Holding, (A) CFI’s liability for any such loss suffered, incurred or otherwise claimed hereunder shall be limited to CFI’s TH Share of such loss; and (B) ATT’s liability for any such loss suffered, incurred or otherwise claimed hereunder shall be limited to ATT’s TH Share of such loss, subject always to the CFI Liability Cap, the ATT Liability Cap and the other liability limitations as set out in this Clause 9.

9.3                               If:

(a)                                 the Respondent Party makes a payment (excluding any interest on a late payment) to the Claimant Party (which has been received) in respect of a Claim (a “Relevant Payment”);

(b)                                 the Claimant Party receives any sum which would not have been received but for the circumstance which gave rise to that Claim, provided that, where such sum is paid to Turkcell Holding (or Purchaser as its successor), that sum, for the purposes of this provision, shall be deemed to be CFI’s TH Share or ATT’s TH Share (as relevant) of such sum (a “Third Party Sum”);

(c)                                  the receipt of the Third Party Sum was not taken into account in calculating the Relevant Payment; and

(d)                                 the aggregate of the Third Party Sum and the Relevant Payment exceeds the amount required to compensate the Claimant Party in full for the loss or liability which gave rise to the Claim in question, such excess being the “Excess Recovery”, then the Claimant Party shall repay to the Respondent Party promptly, on receipt of such Third Party Sum, an amount equal to the lower of (i) the Excess Recovery; and (ii) the Relevant Payment, after deducting (in either case) all costs and expenses incurred by the Claimant Party in recovering the Third Party Sum and any Tax attributable to or suffered in respect of such receipt.

9.4                               Purchaser shall be entitled to bring Claims under one or more applicable Warranties in respect of the same matter, fact, or circumstance, but shall not be entitled to double recovery by reason of such matter, fact, or circumstance constituting a breach of more than one Warranty. More generally, neither CFI, ATT nor Purchaser shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage or deficiency, regardless of whether more than one Claim or Leakage Claim arises in respect of it.

9.5                               Each Party shall take, and cause its Affiliates to take, reasonable steps to mitigate any liabilities, including reasonable attorneys’ fees, associated with a Claim upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including, in relation to any costs incurred to minimise the relevant losses in relation to the Claim, incurring costs only to the minimum extent necessary provided that, in all cases and from time to time, no Party shall be required to take any action (or refrain from taking any action) in mitigation to the extent that such action (or inaction as the case may be) may preclude such Party from initiating or conducting any Claim (or potential Claim) pursuant to this Agreement or any claim (or potential claim) against any party pursuant to any other Transaction Agreement.

9.6                               Purchaser acknowledges and agrees that, except as expressly provided in any Warranty, Seller does not give or make any warranty, covenant or representation as to (i) any aspect of Turkcell (other than to the extent of any of the TI Share Title Warranties); or (ii) the accuracy of the forecasts, estimates, projections or statements of intent provided to Purchaser or TWF prior to the date of this Agreement.

9.7                               If any Claim is based upon a liability which is contingent only, the Respondent Party shall not be liable to make any payment unless and until such contingent liability gives rise to an actual liability (but the Claimant Party has the right under Clause 9.1 to give written notice of that Claim before such time).

9.8                               Neither ATT nor CFI shall be liable for any Claim to the extent that it would not have arisen but for, or has been increased (solely to the extent of such increase) as a result of, any voluntary act, omission or transaction carried out:

(a)                                 after Completion by Purchaser or any of its Affiliates (or their respective Representatives) outside the ordinary and usual course of business; or

(b)                                 before Completion by Seller or Turkcell Holding at the written direction or request of Purchaser or any of its Controlled Affiliates (as of the date of this Agreement).

9.9                               In connection with a Claim for breach of a General Warranty where ATT would not be deemed to be aware of the facts, matters or circumstances giving rise to the Claim but for Clause 1.3(c)(iii) (and without prejudice to any Claim where ATT is deemed to have such knowledge pursuant to Clause 1.3(c)(i) or 1.3(c)(ii) in which case Clause 9.9(a) shall not apply):

(a)                                 ATT shall not be liable for such Claim unless:

(i)                                     a claim against Telia Finland for breach of an equivalent warranty pursuant to clause 8.2 of the Telia TH Interest SPA relating to those facts, matters or circumstances (an “Equivalent Telia Claim”) (1) has been accepted by or settled with Telia Finland; or (2) has resulted in an arbitral award for the payment of monies made in favour of Purchaser (the amount which Telia Finland is required to pay pursuant to (1) or (2) in respect of any such claim being a “Telia Finland Claim Amount”); and

(ii)                                  the Telia Finland Claim Amount has been satisfied by (individually or in combination) (1) Telia Finland (or its Affiliate) in cash, for other valuable consideration or any combination thereof; and/or (2) via enforcement proceedings undertaken by or on behalf of Purchaser;

(b)                                 ATT and Purchaser consent and agree that where Purchaser brings an Equivalent Telia Claim, both the relevant Claim and the Equivalent Telia Claim shall, to the extent either has not otherwise previously been accepted or settled, be consolidated in arbitration and, in particular, the relevant Claim shall not be withdrawn, nor shall it be capable of dismissal, discharge or determination unless and until the Equivalent Telia Claim has been finally dismissed, discharged or determined;

(c)                                  for the avoidance of doubt, Seller agrees that Telia Finland and its Affiliates shall not have any liability (expect in case of fraud or fraudulent misrepresentation) to Seller in connection with any such successful Claim by Purchaser.

9.10                        The Warranties are subject to the CFI Disclosure Letter and the ATT Disclosure Letter.

9.11                        Purchaser acknowledges and agrees that all Claims by Purchaser for which L1, ATT, or any other L1 Guaranteed Party are liable shall be satisfied in accordance with the Claims process set out in clause 7 of the Turkcell Interest SPA provided that, unless and until Purchaser receives, in respect of each such Claim, the full value accepted, agreed or awarded (as the case may be) in respect of each such Claim:

(a)                                 Purchaser shall be entitled to take any action provided by Applicable Law (including, without limitation, seeking interim relief) it deems appropriate in order to protect and preserve its rights in respect of any amount of the value of any such Claim; and/or

(b)                                 if, at the end of any applicable time period provided for in clause 7 of the Turkcell Interest SPA, Purchaser has not received the full value of the relevant Claim which ATT and/or IMTIS Holdings are required to satisfy, Purchaser is entitled to take any and all actions it chooses to, and commence any proceedings it chooses to, for the recovery of any residual amount of the value of any such Claim.

9.12                        Without prejudice to the rights of CFI and/or ATT to bring any claim, CFI, ATT and Seller acknowledge and agree that Seller is not entitled to make any claim against Purchaser pursuant to this Agreement and Seller’s only relief or remedy in respect of any such claim or potential claim shall be equitable relief and/or specific performance.

9.13                        The limitations of liability contained in this Clause 9 or otherwise in this Agreement shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of CFI, ATT, Seller or Purchaser, as the case may be.

10.                               TERMINATION

10.1                        This Agreement shall automatically terminate on the termination of the Framework Agreement in accordance with its terms.

10.2                        On written notice to the other Parties, Purchaser may terminate this Agreement if the Condition in Clause 6.1(ii) has not been satisfied (or waived) immediately prior to Completion.

10.3                        Notwithstanding Clause 10.1 and Clause 10.2, this Clause 10 (Termination) and Clauses 1 (Interpretation), 9 (Limitations on Liability), 11 (Third Party Rights), 13 (Costs and Expenses), 15 (Miscellanea), 16 (Governing Law), and 17 (Arbitration) shall survive any termination hereof.

10.4                        Any termination of this Agreement shall be without prejudice to any liability of any Party for prior breaches hereof.

11.                               THIRD PARTY RIGHTS

11.1                        The Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement, except that Turkcell Holding may enforce and rely upon Clause 4.10 and Clause 8.6 to the same extent as if it were a party and Telia Finland may enforce and rely upon Clause 9.9(c) to the same extent as if it were a party.

11.2                        This Agreement may be terminated and any term may be amended or waived without the consent of either or both of Turkcell Holding or Telia Finland.

12.                               PAYMENTS

12.1                        Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding. If, notwithstanding the foregoing, any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under or in connection with this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the relevant Party such additional amount as shall be required to ensure that the net amount received by that Party will equal the full amount which would have been received by that Party had no such deduction or withholding been required to be made.

12.2                        Any payments made pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by the relevant payee(s) (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.3                        If any payment is made to Purchaser by CFI and/or ATT in connection with this Agreement, the payment shall be treated as an adjustment to the value of the consideration paid by Purchaser to Seller under this Agreement and, in such circumstances, the value of the consideration shall be deemed to have been reduced by the amount of such payment.

12.4                        Payment of a sum in accordance with this Clause 12 shall constitute a payment in full of the sum payable and shall be a good discharge to the payor (and those on whose behalf such payment is made) of the payor’s obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

13.                               COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein.

14.                               GENERAL

14.1                        Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clauses 2, 3 or 7 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clauses 2, 3 or 7 by any Party would be more appropriate remedies.

14.2                        The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Applicable Law, provided that (save for termination pursuant to Clause 10) no Party shall be entitled to rescind or terminate this Agreement, whether before or after Completion. Nothing in this Clause 14 shall operate to limit or exclude any liability for fraud.

15.                               MISCELLANEA

The provisions of clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement), and 24 (Invalidity) of the Global Settlement Deed are incorporated into this

Agreement mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Agreement.

16.                               GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

17.                               ARBITRATION

All disputes arising out of or in connection with this Agreement shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

IN WITNESS whereof this Agreement has been executed as a deed and delivered on the date first above written.

SIGNATURES

EXECUTED and DELIVERED as a DEED	)
by CUKUROVA TELECOM HOLDINGS LIMITED	)	/s/ Sally Price
acting by Sally Pryce, director, and Hasan	)	Sally Pryce
Tuvan Yalım, director	)	Director
)
)
	)	/s/ Hasan Tuvan Yalum
	)	Hasan Tuvan Yalum
	)	Director

[Total CTH TH Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF Bilgi	)	/s/ Zafer Sönmez
Teknolojileri İletişim Hizmetleri	)	Zafer Sönmez
Yatirim Sanayi Ve Ticaret A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Total CTH TH Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of CUKUROVA FINANCE	)	/s/ Hikmet Yasemin Çetinalp
INTERNATIONAL LIMITED by Hikmet Yasemin	)	Hikmet Yasemin Çetinalp
Çetinalp, director, duly authorised to sign on its	)	Director
behalf	)

[Total CTH TH Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
by ALFA TELECOM TURKEY LIMITED acting	)	/s/ Maxime Nino
by Maxime Nino, director	)	Maxime Nino
	)	Director

[Total CTH TH Interest SPA Signature Page]

EXECUTION VERSION

EXHIBIT J

AGREEMENT FOR THE SALE AND PURCHASE OF SHARES
IN TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

THIS DEED (the “Agreement”) is made the 17th day of June 2020

BETWEEN:

(1)                                 IMTIS HOLDINGS S.À R.L., a company incorporated and existing under the laws of Luxembourg (registration number B244621), whose registered office is at 19 rue de Bitbourg, L-1273, Luxembourg (“Purchaser”);

(2)                                 ALFA TELECOM TURKEY LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATT”); and

(3)                                 TVF Bilgi Teknolojileri İletişim Hizmetleri Yatirim Sanayi Ve Ticaret Anonim Şirketi, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TVF BTIH”), which expression shall include any successor (whether through merger, reconstruction or otherwise).

WHEREAS:

(A)                               Turkcell Holding currently holds the Turkcell Shares.

(B)                               On the date of this Agreement, (i) Telia Finland and TVF BTIH entered into the Telia TH Interest SPA pursuant to which Telia Finland shall sell, and TVF BTIH shall acquire, a 47.09% interest in the shares of Turkcell Holding on the terms and subject to the conditions set forth therein; and (ii) CTH, TVF BTIH, CFI and ATT entered into the Total CTH TH Interest SPA pursuant to which CTH shall sell, and TVF BTIH shall acquire, a 52.91% interest in the shares of Turkcell Holding on the terms and subject to the conditions set forth therein.

(C)                               On the Completion Date each of the following events and actions, among others, will be deemed to occur simultaneously:

(1)                                 Telia TH Interest SPA Implementation and Total CTH TH Interest SPA Implementation, such that TVF BTIH will hold a 100% interest in the shares of Turkcell Holding;

(2)                                 TVF BTIH and Turkcell Holding will undertake the TH/TVF BTIH Merger in accordance with the terms of the Framework Agreement, with the co-operation of the other parties thereto; and

(3)                                 on the terms and subject to the conditions set forth herein and in the Transaction Agreements more generally, (i) TVF BTIH has agreed, following the TH/TVF BTIH Merger Registration, to procure the sale of the Shares to Purchaser; and (ii) Purchaser has agreed to purchase the Shares.

(D)                               ATT is a party to this Agreement for the limited purposes of Clauses 4.1, 5.2 and 7.

(E)                                Each of ATT’s and Purchaser’s, on the one hand, and TVF BTIH’s, on the other hand, performance of certain of their or its respective obligations under this Agreement is guaranteed in accordance with, and subject to, the terms and conditions of clause 13.1 and 13.2, respectively, of the Framework Agreement.

(F)                                 It is the intention of the Parties that this document be executed as a deed, notwithstanding one or more Parties may execute it under hand.

IT IS AGREED:

1.                                      INTERPRETATION

1.1                               In this Agreement, save as defined below, capitalised terms shall have the meaning given to them in the Framework Agreement (mutatis mutandis):

“ATT Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(i)(1);

“ATT Liability Cap” shall have the meaning given to that term under the Total CTH TH Interest SPA;

“ATT’s TH Share” shall have the meaning given to that term under the Total CTH TH Interest SPA;

“Claim” means a claim for any breach of this Agreement, including in respect of any Warranty but excluding any claim for any breach of Clause 7;

“Claim Settlement Election” shall have the meaning set forth in Clause 7.1(c)(ii);

“Claim Settlement Shares” shall have the meaning set forth in Clause 7.1(g);

“Claimant Party” shall have the meaning set forth in Clause 9.2(b);

“Condition” means the condition precedent set forth in Clause 5.1;

“CTH SPA Claim” means any “Claim” (as that term is defined in the Total CTH TH Interest SPA) between TVF BTIH (as claimant) and ATT (as respondent) and where those parties have agreed to settle, ATT has accepted the Claim or the Claim has been finally determined in favour of TVF BTIH;

“CTH SPA Claim Election Notice” shall have the meaning set forth in Clause 7.1(d);

“CTH SPA Claim Option Notice” shall have the meaning set forth in Clause 7.1(c);

“CTH SPA Claim Value” means the amount of consideration/value ATT is required to pay to TVF BTIH pursuant to any CTH SPA Claim from time to time;

“Excess Recovery” shall have the meaning set forth in Clause 9.3(d);

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Parties and the other parties thereto;

“L1’s CFI Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(1);

“L1’s Telia Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(2);

“L1’s Telia/CFI Indemnity Amount” shall have the meaning set forth in Clause 7.4(b)(ii)(2);

“Loan Note 1” means the loan note in the Loan Note 1 Amount issued by TVF BTIH to CTH pursuant to the terms of the Total CTH TH Interest SPA, as subsequently assigned to Purchaser;

“Loan Note 1 Amount” means an amount in US$ that is equal to (a) the market value of the Shares calculated in US$ at the Reference Exchange Rate on the Completion Date by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the Business Day immediately prior to the Completion Date minus (b) the Loan Note 3 Amount;

“Loan Note 1 TWF Deed of Assignment” means a deed of assignment of Loan Note 1 from Purchaser to TVF BTIH in the form set out in Schedule 7 of the Framework Agreement;

“Loan Note 3” means the loan note in the Loan Note 3 Amount issued by TVF BTIH to Purchaser pursuant to the terms of the Framework Agreement;

“Loan Note 3 Amount” means an amount in US$ that is equal to the sum of (a) US$333,556,415 and (b) the product of (i) the number of calendar days from and excluding 15 November 2020 to and including the Completion Date, multiplied by (ii) US$58,082;

“Loan Note 3 Deed of Assignment” means a deed of assignment of Loan Note 3 from Purchaser to TVF BTIH in the form set out in Schedule 7 of the Framework Agreement;

“Loan Notes” means, collectively, Loan Note 1 and Loan Note 3;

“Parties” means the parties to this Agreement, and “Party” means any of them;

“Per Turkcell Share Purchase Price” means the closing price of a share in Turkcell on the Istanbul Stock Exchange and taken on the date of acceptance, settlement or final determination, as the case may be and from time to time, in respect of any CTH SPA Claim (calculated in U.S. Dollars at the Reference Exchange Rate on the relevant date);

“Relevant Payment” shall have the meaning set forth in Clause 9.3(a);

“Relief” means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment of Tax;

“Respondent Party” shall have the meaning set forth in Clause 9.2(b);

“Shares” means the “IMTIS Holdings Shares” (as that term is defined in the Framework Agreement);

“Telia SPA Claim” means any “Claim” (as that term is defined in the Telia TH Interest SPA) between TVF BTIH (as claimant) and Telia Finland (as respondent) and where those parties have agreed to settle, Telia Finland has accepted the Claim or the Claim has been finally determined in favour of TVF BTIH;

“TH SPA” means the Telia TH Interest SPA and/or the Total CTH TH Interest SPA, as the case may be;

“TH SPA Indemnity Payment” means any payment that is a “Relevant Payment” and as adjusted for any “Excess Recovery” (if relevant) for the purposes of either TH SPA, as the case may be, made in settlement of any CTH SPA Claim or Telia SPA Claim for breach of a TI Share Title Warranty;

“Third Party Sum” shall have the meaning set forth in Clause 9.3(b);

“TI Share Title Warranty” means any “TI Share Title Warranty” (as that term is defined in the Telia TH Interest SPA and the Total CTH TH Interest SPA);

“Turkcell Shares Sale Option Notice” shall have the meaning set forth in Clause 7.1(h); and

“Warranties” means the warranties set forth in Clause 8.1.

1.2                               In this Agreement, unless the context otherwise requires, the principles of construction set out in clause 1.2 of the Framework Agreement shall apply to this Agreement as if set out in full herein (mutatis mutandis).

1.3                               The headings in this Agreement do not affect its interpretation.

1.4                               References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.                                      SALE AND PURCHASE OF THE SHARES

Subject to the terms and conditions of this Agreement, on the Completion Date, TVF BTIH shall sell and transfer the Shares to Purchaser, and Purchaser shall purchase the Shares from TVF BTIH.

3.                                      CONSIDERATION

Subject to Clauses 5 and 6.2(a), on the Completion Date, in consideration of the transfer of the Shares to Purchaser pursuant to this Agreement, Purchaser shall irrevocably assign to TVF BTIH, and TVF BTIH shall accept, the Loan Notes.

4.                                      INTERIM COVENANTS

4.1                               From the date of this Agreement until Completion, except as (i) otherwise provided in any Transaction Agreement; (ii) required by Applicable Law; or (iii) consented to in writing and in advance by Purchaser or ATT (which consent shall not be unreasonably withheld, conditioned or delayed), TVF BTIH shall not, and shall cause, to the extent within its control, Turkcell Holding not to, take, or agree to take, any of the following actions:

(a)                                 offer or Transfer any Share or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a transfer of a Share, or announce any intention to offer or Transfer any Share;

(b)                                 pledge, mortgage, charge or otherwise Encumber any Share or any interest in any Share;

(c)                                  grant an option over any Share or any interest in any Share;

(d)                                 enter into any agreement in respect of the votes attached to any Share; or

(e)                                  agree to do any of the foregoing.

4.2                               Prior to Completion, TVF BTIH shall:

(a)                                 take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and, to the extent possible, grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of TVF BTIH (as the surviving entity of the TH/TVF BTIH Merger); and

(b)                                 to the extent possible, deliver to Purchaser a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to Purchaser, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of TVF BTIH (as the surviving entity of the TH/TVF BTIH Merger).

4.3                               Prior to Completion, Purchaser shall:

(a)                                 take any necessary preparatory and corporate actions for the transfer of the Shares to Purchaser at Completion, and grant authority to the relevant persons to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser; and

(b)                                 deliver to TVF BTIH a certified copy of an extract from its commercial register or equivalent documentation reasonably acceptable to TVF BTIH, in each case attesting the authority and the validity of the signatures of the persons authorised to carry out the transactions set forth under this Agreement in the name and on behalf of Purchaser.

5.                                      CONDITION

5.1                               The obligations of each of the Parties to proceed to Completion are conditional (unless waived) upon the Telia TH Interest SPA Implementation, the Total CTH TH Interest SPA Implementation and the TH/TVF BTIH Merger Registration having occurred in accordance with the Framework Agreement (the “Condition”).

5.2                               The Condition may only be waived by agreement in writing between TVF BTIH and ATT, and only by both of them.

5.3                               If any Party becomes aware of any fact, matter or circumstance that is reasonably likely to lead to the Condition being unsatisfied or incapable of waiver, that Party will immediately notify the other Parties thereof.

5.4                               Any waiver of the Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of any other Party’s failure to comply with the Condition.

6.                                      COMPLETION

6.1                               Subject to the terms of the Framework Agreement and in accordance with the terms of the Escrow Agreement, Completion shall take place after the Condition has been satisfied or waived in accordance with the provisions hereof on the Completion Date.

6.2                               On the Completion Date:

(a)                                 Purchaser shall acquire legal title to, and full beneficial ownership of, the Shares, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement;

(b)                                 TVF BTIH shall acquire legal title to, and full beneficial ownership of, Loan Note 1 and Loan Note 3, alongside the Loan Note 1 TWF Deed of Assignment and the Loan Note 3 Deed of Assignment, which shall be released in accordance with the terms of the Framework Agreement and the Escrow Agreement.

6.3                               The Parties acknowledge that delivery of the Loan Note 1 TWF Deed of Assignment and the Loan Note 3 Deed of Assignment in accordance with the terms of the Transaction Agreements shall constitute a payment in full of the consideration payable by Purchaser hereunder and shall be a good discharge to TVF BTIH of the Purchaser’s obligation to make such payment, and Purchaser shall not be obliged to see to the registration of the name of the transferee of the Loan Notes in the applicable register of Loan Note holders.

7.                                      SETTLEMENT OF CLAIMS UNDER TRANSACTION AGREEMENTS

7.1                               Settlement of Claims under the Total CTH TH Interest SPA

(a)                                 Subject to Clause 7.2, this Clause 7.1 sets out the mechanism upon which ATT, Purchaser and TVF BTIH agree to settle any obligation to make a payment in respect of any CTH SPA Claim that may arise from time to time.  Settlement of any CTH SPA Claim Value in full by ATT (or Purchaser as the case may be) in accordance with this Clause 7.1 shall be deemed a good discharge of ATT’s obligation to pay the CTH SPA Claim Value to the claimant party pursuant to any CTH SPA Claim.

(b)                                 Purchaser undertakes to TVF BTIH to take all actions necessary to comply, and to allow ATT to comply, with their obligations under (and subject to the terms of) this Clause 7.1 and Clause 7.2, including transferring Turkcell shares to TVF BTIH, selling Turkcell shares in order to raise cash to transfer to TVF BTIH and/or transfer cash to TVF BTIH in order to settle any CTH SPA Claim Value, in each case from time to time and as the case may be.

(c)                                  Subject to Clause 7.2, ATT shall, within ten (10) Business Days of any CTH SPA Claim being accepted, settled or finally determined, as the case may be, serve notice (a “CTH SPA Claim Option Notice”) on TVF BTIH (with a copy to Purchaser) electing to either:

(i)                                     settle the CTH SPA Claim Value in cash in which case ATT and Purchaser undertake, on a joint and several basis, to make such payment to TVF BTIH by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(ii)                                  provide TVF BTIH with a right to elect to receive the CTH SPA Claim Value in cash or in Turkcell shares (the number of such Turkcell shares being calculated in accordance with Clause 7.1(g) below) in full and final settlement of such CTH SPA Claim (a “Claim Settlement Election”).

(d)                                 Following receipt of a CTH SPA Claim Option Notice, TVF BTIH shall have ten (10) Business Days to make a Claim Settlement Election and serve notice of such election on ATT (with a copy to Purchaser) (a “CTH SPA Claim Election Notice”).

(e)                                  Once given, a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice shall be irrevocable.

(f)                                   If any relevant Party fails to serve a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice, as the case may be, in accordance with Clause 7.1(c) or Clause 7.1(d), then ATT or TVF BTIH, as the case may be, shall be deemed to have served a CTH SPA Claim Option Notice or a CTH SPA Claim Election Notice (as the case may be) on the other Party (with a copy to Purchaser) electing to settle the relevant CTH SPA Claim in cash as of the final date on which it could have served such notice under this Clause 7.1.

(g)                                  If TVF BTIH elects to receive Turkcell shares in settlement of any CTH SPA Claim, it shall be entitled to receive a number of Turkcell shares (rounded up to the next whole number in case of a fraction) equal to:

(i)                                     the CTH SPA Claim Value (calculated in U.S. Dollars at the Reference Exchange Rate on the date of acceptance, settlement or final determination (as the case may be) of the CTH SPA Claim); divided by

(ii)                                  the Per Turkcell Share Purchase Price,

the “Claim Settlement Shares”.

(h)                                 Subject to Clause 7.1(l) below, if TVF BTIH elects to settle the relevant CTH SPA Claim in cash, ATT shall be entitled, within ten (10) Business Days of such election being made, to serve a further notice on TVF BTIH (with a copy to Purchaser) (a “Turkcell Shares Sale Option Notice”) (i) electing to generate part or all of the cash amount required to settle the relevant CTH SPA Claim through the sale of Turkcell shares on the market or otherwise to any third party; and (ii) if relevant, requiring that Purchaser sell, and Purchaser agrees to sell, the necessary amount of Turkcell shares to generate such cash.

(i)                                     TVF BTIH shall include in any CTH SPA Claim Election Notice either (i) if it has elected to receive cash, the relevant account details for a payment in cash; or (ii) if it has elected to receive Turkcell shares in lieu of cash (1) its calculation of the number of Claim Settlement Shares; and (2) the relevant broker contact details and securities account details for settling the trade.

(j)                                    Following receipt (or deemed receipt) of any CTH SPA Claim Election Notice,:

(i)                                     where (1) TVF BTIH has elected to receive cash; and (2) ATT has failed to serve a Turkcell Shares Sale Option Notice on TVF BTIH, ATT and Purchaser undertake, on a joint and several basis, to make such payment to TVF BTIH by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(ii)                                  where (1) TVF BTIH has elected to receive cash; and (2) ATT has served a Turkcell Shares Sale Option Notice on TVF BTIH, ATT and Purchaser undertake, on a joint and several basis, to make such payment promptly following the sale of the relevant number of Turkcell shares but, in any event, by the latest of (a) the date falling six (6) months after the date of the Turkcell Shares Sale Option Notice; (b) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash; and (c) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim; or

(iii)                               where TVF BTIH has elected to receive Turkcell shares, to effect the relevant trade by the later of (1) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of the relevant broker contact details and securities account details for settling the trade; and (2) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim.

(k)                                 In the case of settlement of any CTH SPA Claim in Claim Settlement Shares:

(i)                                     ATT and Purchaser agree, jointly and severally, to bear the reasonable and documented out-of-pocket costs and expenses of TVF BTIH which are properly incurred in order to settle the relevant trade;

(ii)                                  ATT and Purchaser, respectively, warrant, as of the date of settlement of the relevant trade, that:

(1)                                 Purchaser is the sole legal and beneficial owner of the Claim Settlement Shares, has the right to transfer the full legal and beneficial interest in the Claim Settlement Shares to TVF BTIH and has the right to exercise all voting and other rights over the Claim Settlement Shares;

(2)                                 the Claim Settlement Shares are duly issued and fully paid in;

(3)                                 after giving effect to the trade, the Claim Settlement Shares will not be affected by any Encumbrance and there are no arrangements or obligations that could result in the creation of any Encumbrance affecting any of the Claim Settlement Shares; and

(4)                                 upon completion of the trade, TVF BTIH will acquire full legal and beneficial title to the Claim Settlement Shares, free from all Encumbrances;

(iii)                               Purchaser shall transfer such Claim Settlement Shares with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances; and

(iv)                              in the event of breach by ATT or Purchaser of this Clause 7.1(k), each of ATT and Purchaser, respectively and on a joint and several basis, agrees and undertakes to pay in cash to TVF BTIH a sum equal to the amount necessary to put TVF BTIH into the position which would have existed had ATT and/or Purchaser (as the case may be) complied with its obligations and had the warranties under this Clause 7.1(k) been true and correct as at the date given, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by TVF BTIH directly arising out of or resulting from the breach of this Clause 7.1(k); and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on amount payable under this Clause 7.1(k)(iv) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to TVF BTIH in respect of the matter in respect of which the payment is made, TVF BTIH is left with the same amount it would have had if the payment was not subject to Tax.

(l)                                     If ATT serves a Turkcell Shares Sale Option Notice, Purchaser agrees that it will use all reasonable endeavours to sell the relevant number of Turkcell shares in a way intended to maintain an orderly market in Turkcell shares, provided that, at all times, the Parties acknowledge that any of them, as relevant, may be subject to black-out periods or trading restrictions imposed by Applicable Law, regulation or the rules of any relevant stock exchange.

7.2                               If a CTH SPA Claim is for breach of any TI Share Title Warranty, the Parties agree that the claim shall be settled by ATT or Purchaser in cash and by the later of (a) ten (10) Business Days of TVF BTIH notifying ATT and Purchaser of its relevant account details for a payment in cash, and (b) the required date for payment as set out in any final award, settlement agreement or acceptance of the relevant CTH SPA Claim.

7.3                               The Parties acknowledge and agree that this Clause 7 shall be without prejudice to TVF BTIH’s rights under clause 9.11 of the Total CTH TH Interest SPA.

7.4                               Apportionment of TH SPA Indemnity Payments

(a)                                 This Clause 7.4 sets out how ATT, Purchaser and TVF BTIH agree to apportion any TH SPA Indemnity Payments, from time to time and as the case may be, among TVF BTIH on the one hand and Purchaser and ATT on the other.

(b)                                 Subject to Clause 7.4(c) and Clause 7.4(e) below, the Parties agree that:

(i)                                     following any CTH SPA Claim for breach of a TI Share Title Warranty:

(1)                                 ATT shall be liable to pay to TVF BTIH an amount equivalent to ATT’s TH Share of the CTH SPA Claim Value in accordance with the Total CTH TH Interest SPA and Clause 7.2 (the “ATT Indemnity Amount”);

(2)                                 TVF BTIH shall be liable to transfer to Purchaser an amount equal to 49% of the ATT Indemnity Amount provided that the aggregate amount of any and all such transfers will be capped at 49% of the ATT Liability Cap; and

(3)                                 ATT’s obligation to pay to TVF BTIH any amount exceeding 51% of the ATT Indemnity Amount under Clause 7.4(b)(i)(1) and TVF BTIH’s transfer obligation to Purchaser under Clause 7.4(b)(i)(2) shall be set off against each other such that ATT shall not be liable to pay to TVF BTIH any amount exceeding 51% of the ATT Indemnity Amount;

(ii)                                  subject to Clause 7.4(b)(iii), in the event that TVF BTIH at any time receives a TH SPA Indemnity Payment from:

(1)                                 CFI, promptly and, in any event, by the later of (a) ten (10) Business Days of Purchaser notifying TVF BTIH of its relevant account details for a payment in cash and (b) ten (10) Business Days of receipt of such TH SPA Indemnity Payment, TVF BTIH shall transfer to Purchaser an amount equal to 49% of such TH SPA Indemnity Payment received from CFI provided that, under this Clause 7.4(b)(ii)(1) TVF BTIH shall not be required to transfer to Purchaser any sum in excess of 49% of the market value of 13.8% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of such calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date TVF BTIH receives the relevant TH SPA Indemnity Payment (“L1’s CFI Indemnity Amount”); and/or

(2)                                 Telia Finland, promptly and, in any event, by the later of (a) ten (10) Business Days of Purchaser notifying TVF BTIH of its relevant account details for a payment in cash and (b) ten (10) Business Days of receipt of such TH SPA Indemnity Payment, TVF BTIH shall transfer to Purchaser an amount equal to 49% of such TH SPA Indemnity Payment received from Telia Finland (“L1’s CFI Indemnity Amount” and, together with L1’s CFI Indemnity Amount, “L1’s Telia/CFI Indemnity Amount”); and

(iii)                               if ATT fails or is yet to meet its payment obligations to TVF BTIH under Clause 7.4(b)(i), the amount of any L1’s Telia/CFI Indemnity Amount shall first be utilised by TVF BTIH in full satisfaction of any outstanding amount for which ATT is liable under Clause 7.4(b)(i), with the excess of such L1’s Telia/CFI Indemnity Amount (if any) paid to Purchaser in accordance with Clause 7.4(b)(ii).

(c)                                  The Parties agree that in no circumstances will TVF BTIH be required to make any payment to Purchaser pursuant to this Clause 7.4 if any such payment in respect of a TH SPA Indemnity Payment would exceed 49% of such TH SPA Indemnity Payment.

(d)                                 Subject to any Applicable Law, TVF BTIH covenants to Purchaser that in no circumstances TVF BTIH shall file a claim for breach of a TI Share Title Warranty against less than all of Telia Finland, CFI and ATT under the Telia TH Interest SPA and the Total CTH TH Interest SPA.

(e)                                  To the extent that, at the relevant time a transfer is required to be made by TVF BTIH to Purchaser under Clause 7.4(b)(i)(2), ATT has yet to discharge in full any CTH SPA Claim in accordance with the Total CTH TH Interest SPA or, where relevant, its obligations under Clause 7.1 or Clause 7.2, the Parties agree that TVF BTIH is entitled to set off any such outstanding liability against its obligation to transfer to Purchaser under Clause 7.4(b)(i)(2).

8.                                      WARRANTIES AND INDEMNITY

8.1                               Warranties

(a)                                 TVF BTIH warrants to Purchaser:

(i)                                     as at the date of this Agreement, that it is not actually aware of any breach by any of Telia, CFI or ATT of any TI Share Title Warranty; and

(ii)                                  at Completion, that it has not breached Clause 4.1.

(b)                                 For the purposes of this Clause 8.1, the actual awareness of TVF BTIH shall be deemed to be limited to the knowledge of “Purchaser” as provided under clause 9.1(k) of the Total CTH TH Interest SPA.

8.2                               Undertaking to Pay

(a)                                 Subject in all respects to the limitations on liability as set out in Clause 9, TVF BTIH agrees and undertakes with Purchaser, in the case of any breach by TVF BTIH of a Warranty or any undertaking set out in Clause 4.1 or Clause 7.4, to pay in cash to Purchaser a sum equal to the amount necessary to put Purchaser into the position which would have existed had the breach not occurred, together with (i) all documented out-of-pocket costs and expenses (including legal fees, experts’ fees and consultants’ fees) reasonably and properly incurred by Purchaser directly arising out of or resulting from the breach; and (ii) such sum as is necessary to ensure that after the deduction of any Tax due on any amount payable under this Clause 8.2(a) (whether by way of direct assessment or withholding at its source) and after taking into account any Relief available to Purchaser in respect of the matter in respect of which the payment is made, Purchaser is left with the same amount it would have had if the payment was not subject to Tax.

(b)                                 The Purchaser’s sole remedy in respect of any Claim for breach of a Warranty is a claim under the indemnity in this Clause 8.2.

9.                                      LIMITATIONS ON LIABILITY

9.1                               TVF BTIH shall have no liability under this Agreement:

(a)                                 in respect of any Claim by Purchaser against TVF BTIH, subject to clause 13.2.8 of the Framework Agreement, to the extent the aggregate amount of liability of TVF BTIH for any and all such Claims would exceed the market value of 24.8% of the total issued share capital of Turkcell, from time to time, calculated in U.S. Dollars at the Reference Exchange Rate on the date of calculation by reference to the closing price of a share in Turkcell on the Istanbul Stock Exchange on the date of acceptance, settlement or final determination of the relevant claim (the “Liability Cap”); and

(b)                                 subject to Clause 9.1(a), unless the aggregate amount of all Claims is equal to or greater than 1% of the Liability Cap, in which case TVF BTIH shall be liable for the aggregate amount of all Claims and not just the excess.

9.2                               No Party shall have any liability under this Agreement:

(a)                                 in respect of any Claim unless written notice of such Claim is given by the claimant party (the “Claimant Party”), to the respondent party (the “Respondent Party”) setting out reasonably specific details of the matter in respect of which such Claim is made including, where reasonably practicable, an estimate as to the amount of such Claim:

(i)                                     for any Claim for breach of a Warranty, on or before the date of expiry of the relevant statute of limitations in England; or

(ii)                                  for all other Claims, on or before the date falling six (6) months after the Completion Date,

(b)                                 provided that any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn six (6) months after written notice of such Claim is given pursuant to this Clause 9.2(b) except where any Claim relates to a contingent liability in which case it shall be deemed to have been withdrawn six (6) months after its becomes an actual liability unless, in each case, legal proceedings in respect of it have commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim;

(c)                                  in respect of any Claim to the extent that such Claim would not have arisen but for the adoption of any new, or a change in any Applicable Law or a change in the interpretation or implementation thereof by any Governmental Entity, or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Governmental Entity (whether or not the change purports to be effective retrospectively in whole or in part), in each case that was neither announced nor in force as at the date of this Agreement;

(d)                                 in respect of any Claim that would not have arisen but for any action taken and/or any transaction undertaken, in each case, in accordance with the terms and conditions of the Transaction Agreements (including the TH/TVF BTIH Merger);

(e)                                  in respect of any Claim the circumstances of which Purchaser is aware at the date of this Agreement where the knowledge of the Purchaser shall be deemed to be the knowledge of ATT as provided for in clause 1.3(c) (excluding clause 1.3(c)(iii)) of the Total CTH TH Interest SPA; or

(f)                                   in respect of any punitive, special, indirect or consequential losses including loss of production, loss of profit, loss of contract or loss of goodwill.

9.3                               If:

(a)                                 the Respondent Party makes a payment (excluding any interest on a late payment) in respect of a Claim (a “Relevant Payment”);

(b)                                 the Claimant Party receives any sum which would not have been received but for the circumstance which gave rise to that Claim (a “Third Party Sum”);

(c)                                  the receipt of the Third Party Sum was not taken into account in calculating the Relevant Payment; and

(d)                                 the aggregate of the Third Party Sum and the Relevant Payment exceeds the amount required to compensate the Claimant Party in full for the loss or liability which gave rise to the Claim in question, such excess being the “Excess Recovery”, then the Claimant Party shall repay to the Respondent Party promptly, on receipt of such Third Party Sum, an amount equal to the lower of (i) the Excess Recovery; and (ii) the Relevant Payment, after deducting (in either case) all costs and expenses incurred by the Claimant Party in recovering the Third Party Sum and any Tax attributable to or suffered in respect of such receipt.

9.4                               Each Party shall take, and cause its Affiliates to take, reasonable steps to mitigate any liabilities, including reasonable attorneys’ fees, associated with a Claim upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to minimise the relevant losses incurred in relation to the subject matter of the Claim, provided that, in all cases and from time to time, no Party shall be required to take any action (or refrain from taking any action) in mitigation to the extent that such action (or inaction as the case may be) may preclude such Party from initiating or conducting any Claim (or potential Claim) pursuant to this Agreement or any claim (or potential claim) against any party pursuant to any other Transaction Agreement.

9.5                               Purchaser acknowledges and agrees that, except as expressly provided in any Warranty, TVF BTIH does not give or make any warranty, covenant or representation as to any aspect of Turkcell.

9.6                               If any Claim is based upon a liability which is contingent only, the Respondent Party shall not be liable to make any payment unless and until such contingent liability gives rise to an actual liability (but the Claimant Party has the right under Clause 9.1 to give written notice of that Claim before such time).

9.7                               TVF BTIH shall not be liable for any Claim to the extent that it would not have arisen but for any voluntary act, omission or transaction carried out before Completion by TVF BTIH,

CTH or Turkcell Holding at the written direction or request of Purchaser, ATT or any of their respective Affiliates.

9.8                               The limitations of liability contained in this Clause 9 or otherwise in this Agreement shall not apply to any liability for any Claim to the extent that the same is attributable to fraud or fraudulent misrepresentation on the part of TVF BTIH, ATT or Purchaser, as the case may be.

10.                               TERMINATION

10.1                        This Agreement shall automatically terminate on the termination of the Framework Agreement in accordance with its terms.

10.2                        Notwithstanding the foregoing, this Clause 10 (Termination) and Clauses 1 (Interpretation), 9 (Limitations on Liability), 11 (Third Party Rights), 12 (Costs and Expenses), 14 (General), 15 (Miscellanea), 16 (Governing Law), and 17 (Arbitration) shall survive any termination hereof.

10.3                        Any termination of this Agreement shall be without prejudice to any liability of any Party for prior breaches hereof.

11.                               THIRD PARTY RIGHTS

The Parties do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a Party.

12.                               PAYMENTS

12.1                        Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding. If, notwithstanding the foregoing, any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under or in connection with this Agreement, such Party shall, at the same time as the sum which is the subject of the deduction or withholding is payable, pay to the relevant Party such additional amount as shall be required to ensure that the net amount received by that Party will equal the full amount which would have been received by that Party had no such deduction or withholding been required to be made.

12.2                        Any payments made pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by the relevant payee(s) (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.3                        Any payments made by TVF BTIH pursuant to this Agreement shall be effected by crediting for same day value the account specified in writing by Purchaser (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

12.4                        If any payment is made to Purchaser by TVF BTIH in connection with this Agreement, the payment shall be treated as an adjustment to the value of the consideration paid by Purchaser to TVF BTIH under this Agreement and, in such circumstances, the value of the consideration shall be deemed to have been reduced by the amount of such payment.

12.5                        Payment of a sum in accordance with this Clause 12 shall constitute a payment in full of the sum payable and shall be a good discharge to the payor (and those on whose behalf such payment is made) of the payor’s obligation to make such payment and the payor (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

13.                               COSTS AND EXPENSES

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein.

14.                               GENERAL

14.1                        Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clauses 2, 3 or 6 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clauses 2, 3 or 6 by any Party would be more appropriate remedies.

14.2                        The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by Applicable Law, provided that (save for automatic termination pursuant to Clause 10.1) no Party shall be entitled to rescind or terminate this Agreement, whether before or after Completion. Nothing in this Clause 14 shall operate to limit or exclude any liability for fraud.

15.                               MISCELLANEA

The provisions of clauses 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 21 (Variation and Waiver), 22 (Counterparts), 23 (Whole Agreement) and 24 (Invalidity) of the Global Settlement Deed are incorporated into this Agreement mutatis mutandis with references to “this Deed” therein to being deemed to be a reference to this Agreement.

16.                               GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

17.                               ARBITRATION

All disputes arising out of or in connection with this Agreement shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

IN WITNESS whereof this Agreement has been executed as a deed and delivered on the date first above written.

SIGNATURES

EXECUTED and DELIVERED as a DEED	)	/s/ Nathan Scott Fine
by IMTIS HOLDINGS S.À R.L. acting by Nathan	)	Nathan Scott Fine
Scott Fine, manager	)	Manager
)

[Turkcell Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)	/s/ Maxime Nino
by ALFA TELECOM TURKEY LIMITED acting	)	Maxime Nino
by Maxime Nino, Director	)	Director
)

[Turkcell Interest SPA Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF Bilgi	)	/s/ Zafer Sönmez
Teknolojileri İletişim Hizmetleri	)	Zafer Sönmez
Yatirim Sanayi Ve Ticaret A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Turkcell Interest SPA Signature Page]

EXECUTION VERSION

EXHIBIT K

***TEXT OMITTED PURSUANT TO ITEM 601(A)(6) OF REGULATION S-K

DATED 17 JUNE 2020

DEED OF SETTLEMENT AND MUTUAL RELEASE

relating to Turkcell İletişim Hizmetleri A.Ş.

between

ALFA TELECOM TURKEY LIMITED

ALTIMO HOLDINGS AND INVESTMENTS LTD

LETTERONE INVESTMENT HOLDINGS S.A.

INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR

IMTIS HOLDINGS S.À R.L.

CUKUROVA FINANCE INTERNATIONAL LIMITED

Çukurova Holding A.Ş.

CUKUROVA TELECOM HOLDINGS LIMITED

CUKUROVA TELECOM INTERNATIONAL LIMITED

Intercon Danışmanlik Ve Eğitim Hizmetleri A.Ş.

Sinai ve Mali Yatirimlar Holding A.Ş.

Mehmet Emin Karamehmet

Sonera Holding B.V.

Telia Company AB

Telia Finland OYJ

Turkcell Holding A.Ş.

Türkiye Varlik Fonu

TVF Bilgi Teknolojileri İletişim Hizmetleri Yatirim Sanayi Ve

Ticaret Anonim Şirketi

and

T.C. Ziraat Bankasi A.Ş.
 (as agent, security agent and arranger
under the Facility Agreement (as defined herein))

25.	GENERAL	40

26.	GOVERNING LAW	40

27.	ARBITRATION	40

SCHEDULE 1 CERTIFICATE OF RESULT		61

SCHEDULE 2 FORMS OF TERMINATION DEED		63

PART A TH SHA TERMINATION DEED		64

PART B CTH SHA TERMINATION DEED		69

PART C ZIRAAT DEED OF CONFIRMATION TERMINATION DEED		73

PART D JVA TERMINATION DEED		77

PART E 2019 DIVIDEND AGREEMENT TERMINATION DEED		81

SCHEDULE 3 SETTLEMENT, WAIVER AND RELEASE AGREEMENT		87

SCHEDULE 4 TERMINATION LETTER		94

SCHEDULE 5 DISCONTINUANCE		95

SCHEDULE 6 FORM OF SIGNING DISCLOSURES		97

PART A TELIA COMPANY (AND AFFILIATES) SIGNING DISCLOSURES		98

PART B L1 (AND AFFILIATES) SIGNING DISCLOSURES		101

PART C TWF (AND AFFILIATES) SIGNING DISCLOSURES		104

SCHEDULE 7 CONSENT ORDER		110

SCHEDULE 8 FORM OF DEED OF ADHERENCE TO THE CTH SHA TERMINATION DEED		112

SCHEDULE 9 GSA DISCLOSURE LETTERS		118

PART A CFI GSA DISCLOSURE LETTER		119

PART B TVF BTIH GSA DISCLOSURE LETTER		160

PART C TWF GSA DISCLOSURE LETTER		186

PART D ZIRAAT GSA DISCLOSURE LETTER		212

PART E ATT/AHIL/L1/IMTIS/IMTIS HOLDINGS GSA DISCLOSURE LETTER		238

PART F TELIA COMPANY/TELIA FINLAND/SONERA GSA DISCLOSURE LETTER		260

THIS DEED OF SETTLEMENT AND MUTUAL RELEASE (this “DEED”) is made on

Between:

(1)                                 ALFA TELECOM TURKEY LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATT”);

(2)                                 ALTIMO HOLDINGS AND INVESTMENTS LTD., a company incorporated and existing under the laws of the British Virgin Islands (registration number 178274), whose registered office is at Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola (“AHIL”);

(3)                                 LETTERONE INVESTMENT HOLDINGS S.A., a company incorporated and existing under the laws of Luxembourg (registration number B181082), whose registered office is at 1-3 Boulevard de la Foire, L-1528, Luxembourg (“L1”);

(4)                                 INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR, a foundation (stichting) incorporated and existing under the laws of The Netherlands (registration number 78186471), whose registered office is at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands (“IMTIS”);

(5)                                 IMTIS HOLDINGS S.À R.L., a company incorporated and existing under the laws of Luxembourg (registration number B244621), whose registered office is at 19 rue de Bitbourg, L-1273, Luxembourg (“IMTIS Holdings”);

(6)                                 CUKUROVA FINANCE INTERNATIONAL LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000029), whose registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“CFI”);

(7)                                 ÇUKUROVA Holding A.Ş., a company incorporated and existing under the laws of Turkey (registration number 475064), whose registered office is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey (“CH”);

(8)                                 CUKUROVA TELECOM HOLDINGS LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000030), whose registered office is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands (“CTH”);

(9)                                 CUKUROVA TELECOM INTERNATIONAL LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 658807), whose registered office is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands (“CTI”);

(10)                          Intercon Danışmanlık Ve Eğitim Hizmetleri A.Ş., a company incorporated and existing under the laws of Turkey (registration number 265036), whose registered office is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey (“Intercon”);

(11)                          Sinai ve Mali Yatırımlar Holding A.Ş., a company incorporated and existing under the laws of Turkey (registration number 69569), whose registered office is at Levent Mahallesi, Cömert Sokak, Yapı Kredi Plaza, A-Blok N.1/A K.16 Beşiktaş, Istanbul, Turkey (“SMYH”);

(12)                          MEHMET Emin KARAMEHMET, a citizen of the Republic of Turkey, passport number U22622446, whose usual residential address is at Maslak Mahallesi, Anka Sokak, Mashattan Evleri, A-2 Blok 2 A-2 D:170, Sarıyer, Istanbul, Turkey (“MEK”);

(13)                          SONERA HOLDING B.V., a company incorporated and existing under the laws of the Netherlands (registration number 33271992), whose registered office is at Rodezand 34K,3011AN Rotterdam, the Netherlands (“Sonera”);

(14)                          TELIA COMPANY A.B., a publicly listed company incorporated under the laws of Sweden, having its seat at Stockholm, Sweden, its registered office at 169 94 Solna, Sweden, and registered with the Swedish Companies Registration Office under number 556103-4249 (“Telia Company”);

(15)                          TELIA FINLAND OYJ, a public limited company (julkinen osakeyhtiö) existing under the laws of Finland, established at Helsinki, Finland, having its place of business at Pasilan asema-aukio 1 00520 Helsinki, Finland, registered with the National Board of Patents and Registration, the Trade Register System in Helsinki, Finland under number 1475607-9 (“Telia Finland”);

(16)                          Turkcell Holding A.Ş., a company incorporated and existing under the laws of Turkey (registration number 430991), whose registered office is at Levent Mah. Cömert Sok. Yapı Kredi Plaza A-Blok No.1/A Kat.16 Beşiktaş, Istanbul, Turkey (“TH”);

(17)                          Türkiye VARLIK FONU, the wealth fund of the Republic of Turkey acting through its management company Türkiye Varlik Fonu Yönetimi A.Ş. (TURKEY WEALTH FUND MANAGEMENT COMPANY), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TWF”);

(18)                          TVF Bilgi Teknolojileri İletişim Hizmetleri Yatirim Sanayi Ve Ticaret Anonim Şirketi, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (“TVF BTIH”), which expression shall include any successor (whether through merger, reconstruction or otherwise); and

(19)                          T.C. Ziraat BANKASI A.Ş., a bank in the form of a joint stock company, incorporated and existing under the laws of Turkey (registration number 1148), whose registered office is at Hacı Bayram Mahallesi Atatürk Bulvarı No:8 Altındağ, Ankara, Turkey, as agent, security agent and arranger under the Facility Agreement (as defined herein) (“Ziraat”).

WHEREAS

(A)                               Turkcell İletişim Hizmetleri A.Ş. is a publicly listed company organized and existing under the laws of Turkey, company number: 304844, whose registered address is at Aydınevler Mah. İnönü Cad. No. 20 Küçükyalı Ofispark Maltepe/Istanbul, Turkey (“Turkcell”).

(B)                               As at the date of this Deed, TH is the holder of 51.0000000108182% of the total issued share capital of Turkcell, which as at the date of this Deed is 1,122,000,000.238 closely held ordinary shares.

(C)                               As at the date of this Deed, the shares in TH are held as to 214,871,670 shares (or a 47.09% interest) by Telia Finland (the “Telia TH Interest”), as to 241,428,327 shares (or a 52.91% interest) by CTH (the “CTH TH Interest”), as to one (1) share by CH (the “CH TH Interest”), as to one (1) share by Intercon (the “Intercon TH Interest”), and as to one (1) share by SMYH (the “SMYH TH Interest” and, together with the CTH TH Interest, the CH TH Interest and the Intercon TH Interest, the “Total CTH TH Interest”).

(D)                               As at the date of this Deed, CFI holds 51% (which as at the date of this Deed is 51 B shares) and ATT holds 49% (which as at the date of this Deed is 49 A shares) in each case of the total issued share capital of CTH.

(E)                                Ziraat has provided certain credit facilities to CFI and holds (as security for repayment of those facilities), inter alia, security over CFI’s 51% shareholding in CTH.

(F)                                 Turkey Wealth Fund Management Company was established pursuant to Law no. 6741 on the Establishment of the Turkey Wealth fund Management Company and Amendments to Certain Law dated 19 August 2016. Turkey Wealth Fund is a wealth fund established by the Turkey Wealth Fund Management Company, through Turkey Wealth Fund Internal Bylaw registered with the Istanbul Trade Registry on 24 January 2017.

(G)                               IMTIS Holdings is a wholly-owned subsidiary of IMTIS. As at the date of this Deed, all of the depositary receipts issued by IMTIS are held by the Affiliate of ATT listed in Clause 11.5(b)(iii).

(H)                              It is the intention of the Parties to complete the Transactions (as defined below) at the end of which, inter alia:

(i)                                     Telia Finland will have disposed of all of the Telia TH Interest and will no longer hold any direct or indirect ownership of shares in Turkcell (other than de minimis shares in Turkcell through its interest in Sonera);

(ii)                                  CTH will have disposed of all of the CTH TH Interest and will no longer hold any direct or indirect ownership of shares in Turkcell;

(iii)                               Turkcell Holding will have ceased to exist as a separate entity and de-registered from the Istanbul Trade Registry as a result of the TH/TVF BTIH Merger;

(iv)                              IMTIS Holdings, following the TH/TVF BTIH Merger, will have acquired direct ownership of 24.8% of the shares in Turkcell (which as at the date of this Deed is 545,600,000 shares in Turkcell); and

(v)                                 TVF BTIH will have acquired direct ownership of 26.2% of the shares in Turkcell (which as at the date of this Deed is 576,400,000.238 shares in Turkcell) and TVF BTIH will have acquired Control of Turkcell through its privileged shares,

(such ownership structure, the “Final Ownership Structure”).

(I)                                   In order to effect the Final Ownership Structure, on or about the date hereof: (i) Telia Finland and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, from Telia Finland to TVF BTIH of the Telia TH Interest (the “Telia TH Interest SPA”); (ii) CTH, ATT, CFI and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, from CTH, to TVF BTIH of the Total CTH TH Interest (the “CTH TH Interest SPA”); (iii) IMTIS Holdings, ATT and TVF BTIH have entered into a share purchase agreement providing for the transfer, subject to the terms and conditions therein, to IMTIS Holdings of a 24.8% interest in the issued shares of Turkcell (the “Turkcell Interest SPA”); and (iv) ATT, IMTIS Holdings, Telia Finland, TVF BTIH, CTH and TH have entered into an escrow and custody agreement with the Escrow Agent (the “Escrow Agreement”) providing that certain Escrow Property will be held in escrow and released in order to achieve Completion in accordance with the terms and conditions of the Escrow Agreement.

(J)                                   In connection with implementing the Final Ownership Structure, the Parties desire to forbear from exercising certain rights and remedies, to waive certain rights and provide for other mutual undertakings, and, with effect from the date of Completion, the Parties wish to effect a full and final settlement of the disputes between them, in each case as specified and on the terms set forth herein.

IT IS AGREED

1.                                      INTERPRETATION

1.1                               In this Deed (including the Recitals):

“2019 Dividend Agreement” means the agreement dated 6 September 2019 between CFI, ATT, Sonera, Telia Finland, CTH and Turkcell Holding, relating to the distribution of Turkcell dividends;

“2019 Dividend Agreement Termination Deed” means the termination deed in respect of the 2019 Dividend Agreement between the parties thereto, in the form set forth in Schedule 2, Part E;

“Action” means any action, charge, complaint, claim, cause of action, suit, demand, litigation, arbitration, inquiry, investigation or similar event, occurrence or proceeding, including enforcement of awards in (a) LCIA Arbitration No. 142892 (previously LCIA Arbitration Nos. 142892 and 142893) between CFI, Ziraat and ATT; (b) LCIA Arbitration No. 173700 (previously LCIA Arbitration Nos. 173700 and 173701)

between CFI and ATT; (c) ICC Case No. 13856/AVH between CH and Sonera; and (d) ICC Case No. 18628/GZ/GFG/FS between CH and Sonera;

“Affiliate” of a person means (a) in the case of L1, AHIL and ATT (in respect of ATT, only for so long as ATT is Controlled, directly or indirectly, by L1), each person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, Letterone Investment Holdings S.A.; (b) in the case of TVF BTIH and Ziraat, TWF and each person that directly or indirectly, through one or more intermediaries, is Controlled by TWF; (c) in the case of MEK, (x) any member of the immediate family of MEK, including parents, siblings, spouse and children (including those by adoption) and any other person who lives in MEK’s household; the parents, siblings, spouse, or children (including those by adoption) of such immediate family member, and in any such case any trust whose primary beneficiary is MEK or one or more members of such immediate family and/or MEK’s lineal descendants; (y) the legal representative or guardian of MEK or of any such immediate family member in the event MEK or any such immediate family member becomes mentally incompetent; and (z) any person Controlled by MEK or any such immediate family member; and (d) in the case of any other Party (including ATT after it ceases to be Controlled, directly or indirectly, by L1), each person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Party, provided always that, none of the Republic of Turkey, the Turkish state, the government of the Republic of Turkey from time to time, TH, any subsidiary of TH or Turkcell shall be regarded as being an Affiliate of any Party for the purposes of this Deed;

“Anti-Bribery Laws” means, in each case to the extent applicable to any Party or their Affiliates or Representatives: (i) the UK Bribery Act 2010; (ii) the U.S. Foreign Corrupt Practices Act of 1977 (as amended); (iii) any Applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997; (iv) Law No. 3628 on Declaration of Property, Anti-Bribery and Anti-Corruption of Republic of Turkey and secondary legislation, and (v) any other Applicable Law of similar purpose and scope in any jurisdiction, including books and records offences relating directly or indirectly to a bribe;

“Applicable Law” means in relation to any person, any and all Laws, notices, judgments, orders or rulings from any Governmental Entity or a tribunal or other assembly conducting judicial business, in each case having the force of law insofar as they apply to that person;

“Arbitration Deed” means the arbitration deed entered into between the Parties on the same date as this Deed;

“ATT Disclosure Letter” has the meaning given to that term under the Total CTH TH Interest SPA;

“ATT/AHIL/L1/IMTIS/IMTIS Holdings GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by ATT, AHIL, L1, IMTIS and IMTIS Holdings to each of the other Parties, a copy of which is included in Schedule 9, Part E disclosing (i) information constituting exceptions to the Warranties as given by ATT,

AHIL, L1, ITMS and ITMS Holdings and (ii) details of other matters referred to in this Deed;

“Bankruptcy Event” with respect to a person means the occurrence of any of the following with respect to such person:

(a)                                 it is unable or admits inability to pay its debts as they fall due, or is deemed or declared to be bankrupt, insolvent or unable to pay its debts under Applicable Law, suspends or threatens to suspend making payments on its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(b)                                 a moratorium is declared in respect of any of its indebtedness;

(c)                                  any corporate action, legal proceeding or other procedure or step is taken, or any petition is filed, in relation to: (i) its insolvency, bankruptcy, concordat, regulated financial restructuring, suspension of payments, moratorium of any indebtedness, winding-up, liquidation, dissolution, reorganisation, rehabilitation or administration, or any similar proceedings under Applicable Law; (ii) a composition, compromise, assignment or arrangement with any of its creditors; (iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, or other similar officer in respect of such person or any of its assets; (iv) enforcement of any Encumbrance over any of its assets; or (v) attachment, execution or other judicial seizure of all or substantially all of the assets of such person, or in each case any analogous procedure or step is taken in any jurisdiction, in each case except any corporate action, legal proceeding or other procedure, step or petition by a person other than the person in question, its shareholders or Affiliates, which is frivolous and vexatious and is discharged, stayed or dismissed within thirty (30) days of commencement;

(d)                                 such person or entity convenes a meeting of its creditors, or any class thereof, for the purpose of any of the procedures or steps mentioned in paragraph (c) above; or

(e)                                  an order for relief is entered with respect to such person under any of the procedures or steps mentioned in paragraph (c) above,

provided that a payment default under the Facility Documents (if any), any arrangement entered into with Ziraat for the purposes of the Transactions and/or the taking of any enforcement action by Ziraat under the Facility Documents (including without limitation any such steps as is described in any of paragraphs (a), (b) (c), (d) or (e) above) in accordance with the terms of Clause 10 (Facility Documents) shall not constitute a Bankruptcy Event;

“Business Day” means a day (except a Saturday or Sunday) on which banks are generally open for business in Istanbul, Turkey; London, England; Amsterdam, The Netherlands; Luxembourg City, Luxembourg; Stockholm, Sweden; and Tortola, the British Virgin Islands;

“BVI Injunction” means the injunction granted in favour of Sonera by the ECCA in the terms set out in paragraph 1 of the Certificate of Result of Appeal dated 11 July 2013;

“CFI Disclosure Letter” has the meaning given to that term under the CTH TH Interest SPA;

“CFI GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by CFI to each of the other Parties, a copy of which is included in Schedule 9, Part A disclosing (i) information constituting exceptions to the Warranties as given by CH, CFI, SMYH and MEK; and (ii) details of other matters referred to in this Deed;

“CH TH Interest” has the meaning given to that term in the Recitals;

“CMB” means the Capital Markets Board of Turkey;

“Completion” has the meaning given to that term in the Framework Agreement;

“Confidential Information” has the meaning given in Clause 15.1;

“Control” means the:

(a)                                 possession, directly or indirectly, of the power to direct, or cause the direction of, management and policies of a person whether through the ownership of voting securities, by agreement or otherwise;

(b)                                 power to elect more than half of the directors, partners or other individuals exercising similar authority with respect to a person; or

(c)                                  possession, directly or indirectly, of a voting interest in excess of 50 per cent in a person,

and the terms Controlled by or under common Control with shall be construed accordingly; provided that the Parties agree that (i) their respective undertakings under the Transaction Agreements shall not be deemed (for purposes hereof) to confer upon any of them Control in respect of one another or in respect of Turkcell (ii) Ziraat shall not be deemed to Control CFI or CTH solely as a result of it holding the security granted in its favour under the Facility Documents;

“CTH Memorandum and Articles of Association” means the amended and restated Memorandum of Association and Articles of Association of CTH in full force and effect as of the date hereof, filed with the Registrar of Corporate Affairs of the British Virgin Islands on 25 November 2005, as amended from time to time;

“CTH SHA” means the shareholders agreement in respect of CTH between ATT, CFI and CTH, dated 20 September 2005;

“CTH SHA Termination Deed” means the termination deed in respect of the CTH SHA among each of the shareholders of CTH and CTH, in the form set forth in Schedule 2, Part B;

“CTH TH Interest” has the meaning given to that term in the Recitals;

“CTH TH Interest SPA” has the meaning given to that term in the Recitals;

“Dealing” has the meaning given in Clause 18 (Assignment);

“Deed of Termination” means each of:

(a)                                 the TH SHA Termination Deed;

(b)                                 the CTH SHA Termination Deed;

(c)                                  the JVA Termination Deed;

(d)                                 the Ziraat Deed of Confirmation Termination Deed; and

(e)                                  the 2019 Dividend Agreement Termination Deed;

“Disclosure Letter” means each of the ATT Disclosure Letter, the CFI Disclosure Letter and the Telia Disclosure Letter;

“ECCA” means the Court of Appeal of the Eastern Caribbean Supreme Court;

“Encumbrance” means any encumbrance, debenture, mortgage, blocking order, court decision, court order, injunction, arrest, execution order, order preventing the sale of any assets, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right to require accession, right of first refusal or right of pre-emption), or any agreement or arrangement to create any of the same;

“Escrow Agreement” has the meaning given to that term in the Recitals;

“Escrow Property” has the meaning given to that term under the Escrow Agreement;

“Existing Judgments” means any judgment or award in any proceedings commenced or pending as at the date of this Deed to which any of the Parties or its Affiliates is or was a party and is or was (i) against any other Party or its Affiliates or (ii) related or connected to the Relevant Corporate Documents, the JVA, the Existing Proceedings or any Party’s investment in and ownership of, directly or indirectly, any interests in Turkcell and, where applicable, TH and CTH, including:

(a)                                 the Partial Final Award dated 29 July 2016 issued in LCIA Arbitration No. 142892 (previously LCIA Arbitration Nos. 142892 and 142893) between CFI, Ziraat and ATT, as amended by a Memorandum of Corrections dated 19 September 2016;

(b)                                 the Final Award Other Than On Costs dated 31 May 2019 issued in LCIA Arbitration No. 173700 (previously LCIA Arbitration Nos. 173700 and 173701) between CFI and ATT;

(c)                                  the judgment of the BVI High Court dated 20 May 2010, holding that CFI had not committed events of default;

(d)                                 the judgment of the ECCA dated 20 July 2011, overturning the BVI High Court Judgment of 20 May 2010;

(e)                                  the Final Award dated 1 September 2011 issued in ICC Case No. 13856/AVH between CH and Sonera;

(f)                                   the order of the ECCA dated 5 December 2011, granting a stay and restraining ATT from exercising rights;

(g)                                  the order of the BVI High Court dated 24 October 2011, granting Sonera permission to enforce the Final Award dated 1 September 2011 issued in ICC Case No. 13856/AVH in the same manner as a judgment of the BVI High Court;

(h)                                 the decision of the Privy Council dated 11 April 2012, continuing the order granted by the ECCA on 5 December 2011;

(i)                                     the Partial Award dated May 12, 2014 issued in ICC Case No. 18628/GZ/GFG/FS between CH and Sonera;

(j)                                    the decision of the Privy Council of 23 May 2012, dismissing ATT’s appeal against the order granted by the ECCA on 5 December 2011;

(k)                                 the judgment of the BVI High Court dated 19 September 2012, rejecting CH’s application to set aside the BVI High Court’s order of 24 October 2011;

(l)                                     the decision of the Privy Council dated 30 January 2013, dismissing the appeal by CH and CFI against the ECCA’s judgment of 20 July 2011 but holding that relief might be available on conditions to be set;

(m)                             the judgment of the ECCA dated 9 May 2013, dismissing CH’s appeal against the BVI High Court’s judgment of 19 September 2012;

(n)                                 the order of the District Court of New York dated 18 April 2013, prohibiting CH from dealing with its assets;

(o)                                 the decision of the Privy Council dated 9 July 2013, setting the conditions on which relief might be available;

(p)                                 the order of the ECCA dated 11 July 2013, granting the BVI Injunction;

(q)                                 the decision of the Privy Council dated 29 July 2013, varying the conditions set in its decision of 9 July 2013;

(r)                                    the decision of the Privy Council dated 13 May 2014, dismissing CH’s appeal against the BVI High Court’ judgment of 19 September 2012;

(s)                                   the judgment of the Second Circuit of the United States Court of Appeals dated 25 April 2014, dismissing enforcement proceedings brought be Sonera;

(t)                                    the order of the BVI High Court dated 31 July 2014, provisionally charging CH’s shares in CFI and CFI’s shares in CTH;

(u)                                 the orders of the BVI High Court dated 4 November 2014 and 6 January 2015, finally charging CH’s interest in CFI and issuing a stop notice;

(v)                                 the judgment of the BVI High Court dated 23 February 2016, regarding the sale of CH’s shares in CFI;

(w)                               the order of the BVI High Court dated 20 May 2016, regarding the sale of CH’s shares in CFI;

(x)                                 the Final Award dated 12 August 2016 issued in ICC Case No. 18628/GZ/GFG/FS between CH and Sonera;

(y)                                 the judgment of the ECCA dated 14 June 2017, dismissing CH’s appeal against the BVI High Court’s order of 20 May 2016;

(z)                                  the judgment of the 7th Commercial Court of First Instance of Istanbul Anatolian Courts dated 7 November 2019, in Case No 2019/552, Decision No. 2019/1289 initiated by CH against Sonera, accepting recognition of the Partial Award issued by the Geneva II Tribunal on 12 May 2014 which is currently under appellate review before the 11th Civil Chamber of the Court of Appeals under File No. 2020/665;

(aa)                          the judgment of the Supreme Court of the Netherlands dated 8 December 2017 in the enforcement proceedings initiated in Curaçao (no 16/06072) between Sonera and CH;

(bb)                          the judgment of the Supreme Court of the Netherlands dated 1 May 2015 in the enforcement proceedings initiated in the Netherlands between Sonera and CH;

(cc)                            the judgment of the Tribunal de Premiere Instance of Geneva in proceedings OSQ/9/2072 dated 28 February 2012;

(dd)                          the judgment of the Cour de Justice of Geneva in proceedings with references C/929/2012 and ACJC/1589/12 dated 9 November 2012;

(ee)                            the Interim and Partial Award dated 1 March 2008 in the ICC Case 13977/AVH/EC between Telia Finland and CH;

(ff)                              the order of the Judicial Committee of the Privy Council dated 10 July 2013 in proceedings with references JCPC/2012/0016, JCPC/2012/0023 and JCPC/2012/0024;

(gg)                            the order of the Judicial Committee of the Privy Council dated 29 July 2013 in proceedings with references JCPC/2012/0016, JCPC/2012/0023 and JCPC/2012/0024;

(hh)                          the order of the Judicial Committee of the Privy Council dated 3 March 2014 in proceedings with references JCPC/2012/0023 and JCPC/2012/0024; and

(ii)                                  the order of the Judicial Committee of the Privy Council dated 24 July 2014 in proceedings with references JCPC/2012/0023 and JCPC/2012/0024;

“Existing Proceedings” means any proceedings commenced or pending as at the date of this Deed to which any of the Parties (or its Affiliate) is a party and is (i) against any other Party (or its Affiliate) or (ii) related or connected to the Suspended Documents, the Existing Judgments or any Party’s investment in and ownership of, directly or indirectly, any interests in Turkcell and, where applicable, TH and CTH, including:

(a)                                 BVI High Court Claim No. BVIHC (COM) 119/2011 between Sonera and CH, as well as any related actions or appeals, including, to JCPC 2018/0110;

(b)                                 ICC Case No. 13977/AVH/EC/GZ/GFG/FS between Telia Finland and CH;

(c)                                  the lawsuit initiated by CH against Sonera regarding recognition of the Partial Award issued by the Geneva II Tribunal on 12 May 2014, pending before the 7th Commercial Court of First Instance of Istanbul Anatolian Courts with Case No. 2019/552, Decision No. 2019/1289; which is currently under appellate review before the 11th Civil Chamber of the Court of Appeals under File No. 2020/665; and

(d)                                 the English High Court Claim No. 2013 Folio 392 between Sonera and CH;

“Facility Agreement” means the Facility Agreement dated 25 July 2014, between, CFI, as borrower, CH and MEK, as Guarantors, Ziraat, as agent, security agent and arranger, and the banks and financial institutions listed therein, under which the Lenders (as defined in the Facility Agreement) loaned CFI the principal amount of US$1,636,770,735;

“Facility Documents” means the Facility Agreement, together with the Finance Documents as defined therein and any deed, agreement or instrument referred to therein entered into in connection with that Facility Agreement;

“Final Ownership Structure” has the meaning given to that term in the Recitals;

“Forbearance Period” means the period starting on the date of this Deed and ending on the earliest of:

(a)                                 Completion;

(b)                                 the Termination Date; and

(c)                                  the termination of this Deed in accordance with Clause 13 (Termination);

“Framework Agreement” means a framework agreement entered into on the date of this Deed between some of the Parties;

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a Governmental Entity, including a department, agency, instrumentality, state-owned or state-controlled company, public international organisation (such as the United Nations or World Bank), or political party, party official or any candidate for political office. Officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government shall also be considered “Government Officials”;

“Governmental Entity” means any legislative, executive, judicial, tax, enforcement, supervisory, administrative, independent regulatory, or other body, authority, agency, bureau, branch, department, division, commission, court, tribunal, official, multi-national organisation, quasi-governmental body, or other similar recognised organisation or body, in each case of any, national, federal, regional, municipal, local or foreign government, or any other similar recognised organisation, body or official exercising regulatory authority, including the Turkish Competition Board, CMB and ITCA;

“GSA Disclosure Letter” means any of the ATT/AIHL/L1/IMTIS/IMTIS Holdings  GSA Disclosure Letter, CFI GSA Disclosure Letter, Telia Company/Telia Finland/Sonera GSA Disclosure Letter, TWF GSA Disclosure Letter, TVF BTIH GSA Disclosure Letter and the Ziraat GSA Disclosure Letter;

“ICC” means the International Chamber of Commerce;

“ICC Rules” means the ICC Arbitration Rules effective 1 March 2017;

“Intercon TH Interest” has the meaning given to that term in the Recitals;

“ITCA” means the Information Technologies and Communications Agency of Turkey;

“JVA” means the Joint Venture Agreement dated 11 November 2009 between ATT, AHIL, Sonera, Telia Finland, and Telia Company AB, as amended from time to time;

“JVA Termination Deed” means the termination deed in respect of the JVA between the parties thereto, in the form set forth in Schedule 2, Part D;

“Key Parties” means ATT, Telia Finland, TVF BTIH and Ziraat;

“KYC Information” has the meaning given in Clause 12.4;

“Law” means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, communiqué, decision, resolution, decree, executive order, or other similar act enacted, adopted, promulgated, or applied by any Governmental Entity, each as in effect from time to time;

“LCIA” means the London Court of International Arbitration;

“Liability” means any debt, liability, obligation, claim (including any claims for equitable or injunctive relief), cost, expense, damage, injury, cause of action, chose in action, charge, administrative or other penalty, right of set-off and loss of any kind, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, whether or not its amount is fixed or undetermined, whether or not it involves payment of money or performance of any act or obligation, or due or to become due;

“Loan Note 1” has the meaning given to that term in the Framework Agreement;

“Loan Note 1 Deed of Assignment” has the meaning given to that term in the Framework Agreement;

“Loan Note 1 TWF Deed of Assignment” has the meaning given to that term in the Turkcell Interest SPA;

“Loan Note 2” has the meaning given to that term in the Framework Agreement;

“Loan Note 2 Deed of Assignment” has the meaning given to that term in the Framework Agreement;

“Loan Note 3” has the meaning given to that term in the Framework Agreement;

“Loan Note 3 Deed of Assignment” has the meaning given to that term in the Turkcell Interest SPA;

“Notice” has the meaning given in Clause 19.1;

“Ordinary Shares” means the ordinary shares of Turkcell, TRY 1.000 nominal value per share, as adjusted for stock split, reverse stock split, bonus shares, combination or other recapitalization events;

“Original Cukurova TH SHA Parties” means Yapı ve Kredi Bankası A.Ş., Pamukbank T.A.Ş., Turkiye Genel Sigorta A.Ş. and Pamuk Factoring A.Ş.;

“Parties” means the parties to this Deed and each of them a “Party”;

“Proceedings” means any proceeding, suit or action arising out of or in connection with this Deed or its subject matter (including its validity, formation at issue, effect, interpretation, performance or termination) or any transaction contemplated by this Deed;

“Prohibited Party List” shall mean any list of prohibited parties or subject to sanctions imposed by the UN, EU, U.S. or other countries, in force from time to time, including, but not limited to, the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. (OFAC), Department of the Treasury, the Entity List and Denied Persons List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce (BIS), the list of statutorily or administratively debarred parties maintained by the Directorate of Defense Trade Controls of the U.S. Department of State, the Consolidated list of persons, groups and entities subject to EU financial sanctions, and the Consolidated United Nations Security Council Sanctions List, as amended from time to time;

“Representative” means, in relation to any person, such person’s directors (including real person representatives of any director that is not a real person), officers, employees, lawyers, accountants, bankers or other advisers, agents, insurers, consultants, sub-contractors or brokers;

“SMYH TH Interest” has the meaning given to that term in the Recitals;

“Suspended Documents” means the TH SHA, the TH Articles of Association, the CTH SHA, the CTH Memorandum and Articles of Association, the JVA, and the Ziraat Deed of Confirmation;

“Telia Company/Telia Finland/Sonera GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by Telia Company, Telia Finland and Sonera to each of the other Parties, a copy of which is included in Schedule 9, Part F disclosing (i) information constituting exceptions to the Warranties as given by Telia Company, Telia Finland and Sonera and (ii) details of other matters referred to in this Deed;

“Telia Disclosure Letter” has the meaning given to that term under the Telia TH Interest SPA;

“Telia TH Interest” has the meaning given to that term in the Recitals;

“Telia TH Interest SPA” has the meaning given to that term in the Recitals;

“Termination Date” means 15 January 2021, or such other date as agreed in writing by the Key Parties;

“TH Articles of Association” means the articles of association of TH in full force and effect as of the date hereof, filed with the Istanbul Trade Registry on December 28, 1999, as amended from time to time;

“TH SHA” means the shareholders agreement in respect of TH originally entered into among Sonera Corporation, CH and the Original Cukurova TH SHA Parties, dated 21 October 1999;

“TH SHA Termination Deed” means the termination deed in respect of the TH SHA among each of CH, CTH, Telia Finland, Intercon, SMYH and CTI in the form set forth in Schedule, 2 Part A;

“TH/TVF BTIH Merger” means the short-form (accelerated) merger of TH with and into TVF BTIH pursuant to the TH/TVF BTIH Merger Agreement;

“TH/TVF BTIH Merger Agreement” has the meaning given to that term in the Framework Agreement;

“Total CTH TH Interest” has the meaning given to that term in the Recitals;

“Transaction Agreements” means:

(a)                                 this Deed;

(b)                                 the Framework Agreement;

(c)                                  the Telia TH Interest SPA;

(d)                                 the CTH TH Interest SPA;

(e)                                  the Turkcell Interest SPA;

(f)                                   the TH/TVF BTIH Merger Agreement;

(g)                                  the Escrow Agreement;

(h)                                 Loan Note 1;

(i)                                     Loan Note 2;

(j)                                    Loan Note 3;

(k)                                 the Loan Note 1 Deed of Assignment;

(l)                                     the Loan Note 2 Deed of Assignment;

(m)                             the Loan Note 1 TWF Deed of Assignment;

(n)                                 the Loan Note 3 Deed of Assignment;

(o)                                 each Disclosure Letter;

(p)                                 each GSA Disclosure Letter;

(q)                                 each Deed of Termination;

(r)                                    the Arbitration Deed; and

(s)                                   any other agreement, document, instrument and/or certificate contemplated herein and therein and designated a “Transaction Agreement” by the Key Parties,

provided that neither the TH/TVF BTIH Merger Agreement nor any Deed of Termination shall be a Transaction Agreement for the purpose of Clause 15.2 and clause 2 (Arbitration) of the Arbitration Deed, and for the avoidance of doubt, although scheduled to this Deed, none of the AoA Amendments, the TVF/BTIH SPV Merger Agreement, the TVF/BTIH Merger Board Resolutions, TVF/BTIH Merger Board Declaration, the TVF/BTIH Merger ITR Petition, the Turkcell General Assembly Agenda, the Turkcell BoD Announcement, the AOA Approval Announcement and the Turkcell Holding POA (in each case, as defined in the Framework Agreement) shall be a Transaction Agreement, whether for the purpose of clause 2 (Arbitration) of the Arbitration Deed or otherwise;

“Transactions” means the transactions contemplated by the Transaction Agreements;

“Turkcell General Assembly Convocation Date” has the meaning given to that term in the Framework Agreement;

“Turkcell Interest SPA” has the meaning given to that term in the Recitals;

“TVF BTIH GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by TVF BTIH to each of the other Parties, a copy of which is included in Schedule 9, Part C disclosing (i) information constituting exceptions to the Warranties as given by TVF BTIH; and (ii) details of other matters referred to in this Deed;

“TWF GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by TWF to each of the other Parties, a copy of which is included in Schedule 9, Part D disclosing (i) information constituting exceptions to the Warranties as given by TWF; and (ii) details of other matters referred to in this Deed;

“Warranties” means the warranties set forth in Clause 11.1, Clause 11.2, Clause 11.3, Clause 11.4 and Clause 11.5;

“Ziraat Deed of Confirmation” means the deed of confirmation between Ziraat, CFI and ATT, dated 28 July 2014;

“Ziraat Deed of Confirmation Termination Deed” means the deed of termination in respect of the Ziraat Deed of Confirmation among each of Ziraat, CFI and ATT, in the form set forth in Schedule 2, Part C; and

“Ziraat GSA Disclosure Letter” means the letter dated as at the date of this Deed delivered by Ziraat to each of the other Parties, a copy of which is included in Schedule 9, Part D disclosing (i) information constituting exceptions to the Warranties as given by Ziraat; and (ii) details of other matters referred to in this Deed.

1.2                               In this Deed:

(a)                                 in construing this Deed, the so-called “ejusdem generis” rule does not apply, and in particular, any phrase introduced by the terms “include”, “including”, “in particular” or any similar expression shall be construed as illustrative and without limitation and shall not limit the sense of the words preceding such terms;

(b)                                 references to this Deed (or to a provision thereof) include this Deed (or such provision thereof) as amended or supplemented in accordance with its terms from time to time;

(c)                                  a reference to a Recital, clause, paragraph or Schedule is, unless stated otherwise, a reference to a recital, clause or paragraph of, or schedule to, this Deed;

(d)                                 a reference in a Schedule to a paragraph is, unless otherwise stated, a reference to a paragraph in that Schedule;

(e)                                  a reference to any statute or statutory provision is a reference to that statute or statutory provision as re-enacted, amended or extended before the date of this Deed and includes a reference to any subordinate legislation (as re-enacted, amended or extended) made under it before the date of this Deed;

(f)                                   a reference to a “person” includes any individual, company, corporation, firm, partnership, joint venture, association, state, state agency, institution or trust (whether or not having a separate legal personality) and references to a “company” include any company, corporation or other body corporate, wherever and however incorporated or established;

(g)                                  references to any person or a Party shall include that person’s personal representatives, executors, administrators, successors, permitted substitutes taking by novation and permitted assigns;

(h)                                 any reference to “writing” or “written” includes any legible reproduction of words delivered in permanent and tangible form but does not include instant messenger messages or mobile phone text message (SMS);

(i)                                     if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

(j)                                    where any Party has agreed to “cause”, “ensure” or “procure” that any other person shall do or refrain from doing any particular act, such obligation shall be deemed to have been discharged only if such person has actually done or refrained from the doing of such act; and

(k)                                 a reference to one gender is a reference to all or any genders, and references to the singular include the plural and vice versa.

1.3                               The Schedules form part of this Deed and a reference to “this Deed” includes its Schedules.

1.4                               The contents page and headings in this Deed do not affect its interpretation.

1.5                               References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Deed.

1.6                               The Parties acknowledge and agree that, upon the TH/TVF BTIH Merger Registration (as defined in the Framework Agreement):

(a)                                 all rights of Turkcell Holding under this Deed and the other Transaction Agreements shall pass to, and be assumed by, TVF BTIH by operation of Applicable Law;

(b)                                 all obligations of Turkcell Holding in this Deed or the other Transaction Agreements which arise upon or after the TH/TVF BTIH Merger Registration shall pass to, and be assumed by, TVF BTIH by operation of Applicable Law; and

(c)                                  no Party will have any rights to vary or terminate this Deed and any other Transaction Agreement as a result of the TH/TVF BTIH Merger.

2.                                      FORBEARANCE OF EXERCISE OF CONTRACTUAL RIGHTS

2.1                               Subject to Clause 10 (Facility Documents), each Party irrevocably agrees and undertakes that (i) during the Forbearance Period and, (ii) should Completion not occur, at any point thereafter, it shall (and shall procure that its Affiliates shall) forbear from exercising:

(a)                                 any buy-out right, any right of pre-emption, any right of first refusal, any come along notice right, any right to require accession, or any other right, restriction or entitlement whether arising under the Suspended Documents or otherwise; and

(b)                                 any right or remedy whether arising under law or equity or upon the breach of any term of any Suspended Document,

that, in each case, such Party (or its Affiliate) would, but for the terms of this Deed, have as a result of the execution and / or performance by a Party of the Transaction Agreements, the Transactions or any action in connection with or contemplated under the Transaction Agreements, including any steps taken before the execution of the Transaction Agreements that were necessary for the purpose of execution and performance of the Transaction Agreements and the Transactions.  For the avoidance of any doubt, nothing in this Clause 2.1, is intended to disapply the obligations on: (x) the parties to the CTH SHA as to the quorum and voting requirements at clauses 3, 4 and 7 of the CTH SHA; (y) the shareholders in CTH as to the quorum and voting requirements at Regulations 11, 12, 13, 14 and 15 of the CTH Memorandum and Articles of Association; and/or (z) subject to Clause 2.4, the parties to the TH SHA as to the quorum and voting requirements at Section IV of the TH SHA.

2.2                               Subject to Clause 2.1 above, and Clauses 10.3, 10.4 and 10.5 below, each Party irrevocably agrees that during the Forbearance Period any time period set out in any Suspended Document which is stated to commence on the occurrence of an event or a deemed event as set out therein shall not commence until the end of the Forbearance Period notwithstanding that the relevant event or deemed event may have occurred during the Forbearance Period.

2.3                               Each Party who is also a party to the CTH SHA or is otherwise bound by the CTH Memorandum and Articles of Association irrevocably agrees that (a) during the Forbearance Period and (b) should Completion not occur, at any point thereafter, such Party shall (and shall procure that its Affiliates shall) forbear from exercising any right or remedy that would otherwise arise out of or in connection with clause 9.3 of the CTH SHA or Regulation 23.8 of the CTH Memorandum and Articles of Association as a result of any action taken or not taken by any Party during the Forbearance Period.

2.4                               The parties to the TH SHA hereby waive the requirements of section 4.04(v) for the sole purpose of approval of the execution and / or performance of the TH/TVF BTIH Merger, the TH/TVF BTIH Merger Agreement and any action in connection with or contemplated in relation thereto in each case taken in accordance with and pursuant to the Transaction Agreements.

3.                                      NO NEW CLAIMS

Each Party irrevocably agrees and undertakes that during the Forbearance Period it shall (and shall procure that its Affiliates shall) forbear from commencing any new Actions against or in respect of any other Party (or its Affiliates) relating to any event whatsoever which may have occurred before the start of the Forbearance Period.

4.                                      INTERIM SUSPENSION OF EXISTING PROCEEDINGS AND OTHER ACTIONS

4.1                               Each Party irrevocably agrees and undertakes that during the Forbearance Period it shall (and shall procure that its Affiliates shall) not continue or further prosecute any Existing Proceedings in any way.

4.2                               Each Party irrevocably agrees and undertakes that during the Forbearance Period it shall not (and shall procure that its Affiliates shall not):

(a)                                 bring any appeals in respect of, seek to further prosecute or intervene in any Existing Judgments to which it is a party in any way;

(b)                                 sell, assign, transfer or otherwise dispose of any claim or right that upon Completion would otherwise be a Released Claim;

(c)                                  except as required by Law, assist any person in any manner in connection with any threatened or existing Action such person may have against any Party; and

(d)                                 cause the commencement of, or assist in the commencement of, any regulatory, administrative or governmental restriction, prohibition or impediment or any other Action in respect of another Party or in relation to the Transaction Agreements or the Transactions contemplated thereunder.

4.3                               Notwithstanding anything to the contrary in this Deed, prior to Completion, Sonera and CH may attend the hearing before the 11th Civil Chamber of Court of Appeals in relation to the appellate review of the lawsuit initiated by CH against Sonera regarding recognition of the Partial Award issued by the Geneva II Tribunal or may take any other action which it may deem necessary due to extraordinary circumstances. For avoidance of doubt, in the event that the Court of Appeals overrules the decision of the local court and a new proceeding is automatically initiated as a consequence, each of Sonera and CH shall be entitled to exercise any and all actions before the local court that may be necessary for carrying out of such proceeding and to preserve its rights in relation to such claim. If any approval decision is issued prior to Completion, CH agrees not to claim any attorney fees arising therefrom and not to take any legal action by relying on such decision, unless Completion has not occurred by the end of the Forbearance Period. CH and Sonera shall not disclose any award to be issued in the proceedings or disclose the parties’ personal information in connection with the award.

5.                                      BVI INJUNCTION

5.1                               Sonera shall, and Telia Finland shall procure that Sonera shall within two (2) Business Days after the signing date of this Deed, take such steps as are reasonably necessary to seek from the ECCA an order in substantially the same form as that at Schedule 1 to vary the BVI Injunction so as to permit the actions necessary to perform the Transactions contemplated under the Transaction Agreements.

5.2                               Sonera undertakes (and Telia Finland shall procure that Sonera complies with such undertaking) to each other Party that during the Forbearance Period:

(a)                                 it shall not take any Action in respect of the BVI Injunction other than as required to procure the variation as described in Clause 5.1 and to discontinue the ongoing proceedings promptly following Completion; and

(b)                                 if any Action is brought by any person other than the Parties to this Deed in respect of the BVI Injunction, it shall use all reasonable endeavours to obtain a dismissal of such Action, provided, however, nothing in this Deed or any other Transaction Agreement will prevent Sonera from enforcing the BVI Injunction as to any transactions or steps taken by any of the Parties or their Affiliates in breach of the BVI Injunction, other than as contemplated by the terms of the Transaction Agreements and such other contemplated steps include, for the avoidance of doubt:

(i)            any steps taken before the execution of the Transaction Agreements for the purpose of execution and performance of the Transaction Agreements and the Transactions; and

(ii)           subject to the proviso under Clause 10.1, the exercise by Ziraat of any rights or remedies (including, without limitation, the enforcement of security in any manner permitted under the Facility Documents) it has or may have at any time during the Forbearance Period under the Facility Documents.

5.3                               Sonera and each of the other Parties agree that the act of entering into the Transaction Agreements does not constitute a breach of the BVI Injunction.

5.4                               CH will (i) execute and deliver such other documents and (ii) do such other acts and things Sonera may reasonably request for the purpose of obtaining the ECCA order referred to in Clause 5.1.

6.                                      MUTUAL RELEASE AND AGREEMENT NOT TO SUE

6.1                               Upon Completion, except for (a) any claims under the Transaction Agreements and (b) any claims under the Facility Documents between the parties thereto, and provided always that, for the avoidance of doubt, none of the Republic of Turkey, the Turkish state or the government of the Republic of Turkey from time to time shall constitute a Releasing Party or a Released Party, each Party hereto and their respective shareholders, partners, members, Affiliates and Representatives (the “Releasing Party”) releases and forever discharges such other Parties hereto and their respective shareholders, partners, members, Affiliates and Representatives (the “Released Parties”) from all rights that such Releasing Party ever had, now has, may assert or may in the future claim to have against any of the Released Parties by reason of any act, failure to act, occurrence or event occurring or existing on or before Completion arising out of, in connection with or relating to (i) the Suspended Documents, (ii) the Existing Proceedings (including any claims that could have been asserted therein) and the Existing Judgments, and (iii) such Released Parties’ investment in and ownership of, directly or indirectly, any interests in Turkcell, TH and, where applicable, CTH (the “Released Claims”).

6.2                               From Completion each Releasing Party shall not, and shall use all reasonable endeavours to procure that each of its respective shareholders, partners, members, Affiliates and Representatives shall not:

(a)                                 make, pursue, commence or prosecute any of its Released Claims, including by way of derivative or other analogous action or proceedings, and whether in their own name or otherwise, against any Released Party;

(b)                                 join any Released Party, whether by way of third-party proceedings or otherwise, to any proceeding, suit or action in respect of each and any Released Claim;

(c)                                  seek to compel any Released Party to give evidence or to provide documents or other information or assistance in relation to any Released Claim (whether against a Released Party or a third party);

(d)                                 cause the commencement of, or assist in causing the commencement of, any regulatory, administrative or governmental complaint or any other Action relating to the Transactions, including any action by or on behalf of Turkcell;

(e)                                  seek to enforce against a Released Party any award or judgment obtained in any proceeding, suit or action with any third party relating to a Released Claim;

(f)                                   solicit, fund, encourage, support, or otherwise assist (unless compelled to do so by a competent court or any Applicable Law) any Released Claim brought by a third party against any Released Party; or

(g)                                  make, propose, commence or prosecute any rights ever held or now held against the current, future or former directors and officers of any of CTH, TH and Turkcell personally (including both natural and legal entity directors and their real person representatives) in respect of, or which could be triggered by or in connection with, the Released Claims or the execution and performance of the Transaction Agreements, including Completion (but solely to the extent executed and performed in compliance therewith).

6.3                               For the avoidance of doubt, from Completion each of CH, TH, Telia Finland and Sonera shall (and shall procure that its Affiliates shall) not make, propose, commence or prosecute any rights ever held or now held by virtue of its direct shareholding or interest in Turkcell against any Party (or their current, future or former directors or officers of any Party personally) or against Turkcell (or its current, future or former directors or officers of any Party personally).

6.4                               Each Releasing Party acknowledges that it may discover facts in addition to or different from those that they know at the date of this Deed or believe to be true with respect to any Released Claims. However, upon Completion each Releasing Party shall fully, finally and forever settle and release any and all Released Claims against each other Released Party, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

6.5                               Each Party hereby indemnifies and holds harmless each other Party against all Liabilities arising as a consequence of any breach whether by it or by any of its shareholders, partners, members, Affiliates and Representatives of Clause 4 (Interim Suspension of Existing Proceedings and Other Actions), above, or of this Clause 6.

7.                                      TERMINATION OF EXISTING PROCEEDINGS AND SUSPENDED DOCUMENTS UPON COMPLETION

7.1                               Immediately following Completion, the respective Parties to each of the Existing Proceedings shall take all necessary steps to terminate immediately those Existing Proceedings to which they are a party, without any orders as to costs. In particular, the Parties agree that on the first Business Day following Completion:

(a)                                 Sonera and CH shall sign the settlement agreement attached hereto as Schedule 3 and submit the petitions agreed thereunder to the court in line with the procedure set out in the settlement agreement for termination of the Existing Proceeding in Turkey pending before the 7th Commercial Court of First Instance of Istanbul Anatolian Courts with Case Number 2019/552, Decision Number 2019/1289, which is currently under appellate review before the 11th Civil Chamber of the Court of Appeals under File No. 2020/665;

(b)                                 Telia Finland and CH shall sign the termination letter attached hereto as Schedule 4 and submit the letter to the ICC Secretariat and the arbitral tribunal of the Existing Proceeding in ICC Case No. 13977/AVH/EC/GZ/GFG/FS between Telia Finland and CH;

(c)                                  Sonera shall file and serve on the attorneys of CH a notice of discontinuance in BVI High Court Claim No. BVIHC (COM) 119/2011 in the form attached hereto as Schedule 5;

(d)                                 CH shall withdraw its appeal to the Privy Council in BVI High Court Claim No. BVIHC (COM) 119/2011 in accordance with the requirements of any applicable rules and practice directions; and

(e)                                  Sonera and CH shall sign the consent order attached hereto as Schedule 7 and file the consent order with the English Commercial Court, taking all other steps necessary to procure the discontinuance of English High Court Claim No. 2013 Folio 392.

7.2                               Each Party acknowledges and agrees that immediately upon Completion each of the CTH SHA, TH SHA, JVA, Ziraat Deed of Confirmation and the 2019 Dividend Agreement shall be automatically terminated upon release and delivery of each Deed of Termination in accordance with the Escrow Agreement and shall, with effect from Completion, cease to be of any further effect.

8.                                      FURTHER ASSURANCE AND OTHER UNDERTAKINGS

8.1                               Each Party will (i) execute and deliver to each other such other documents and (ii) do such other acts and things as such other Party may reasonably request for the purpose of carrying out the intent of this Deed, the other Transaction Agreements and the Transactions.

8.2                               In furtherance of the foregoing, each Party shall promptly take all actions in its power and authority as a direct or indirect owner of an interest in Turkcell in a manner consistent with the rights and obligations of the Parties under this Deed so as to effectuate and preserve the intent of the Parties as set forth herein.

8.3                               Each Party irrevocably agrees and undertakes that during the Forbearance Period it shall not, and shall procure that its Affiliates shall not, other than in relation to any agreement, understanding or arrangement between the parties to the Facility Documents in connection with and in accordance with the Facility Documents, (i) receive any consideration and/or compensation in connection with the Transactions other than as described in the Transaction Agreements or (ii) other than as described in, or to give effect to, the Transaction Agreements, have any discussions or enter into any agreements, understandings or arrangements (whether oral or written, conditional or otherwise) in respect of the Transactions or the funding thereof, or its or any other Party’s direct or indirect interest in Turkcell or TH.

8.4                               If any administrative or judicial action or proceeding is instituted or threatened to be instituted to challenge the Transactions, each Party shall, to the extent it is a party to such action or proceeding, give prompt written notice of such action or proceeding to the other Parties and use all reasonable endeavours to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or delays consummation of the Transactions.

9.                                      NO COMPLETION AND RESERVATION OF RIGHTS

9.1                               Subject to Clause 2.1 and 10 (Facility Documents), each Party reserves in full, until Completion, all of its rights and remedies whether under any agreement that it is a party to or as a matter of law that it may have now or at any time in the future or which may now or at any time in the future become available to it.

9.2                               Each Party agrees that the running of all statutes of limitation and the doctrine of laches applicable to all claims or causes of action arising from or related to the Suspended Documents, any of the Existing Proceedings or Existing Judgments that any Party may be entitled to take or bring to enforce its rights and remedies under the Suspended Documents are, to the fullest extent permitted by Applicable Law, tolled and suspended during the Forbearance Period.

9.3                               Subject to Clause 2.1, if Completion has not occurred by the end of the Forbearance Period the suspensions, forbearance and undertakings set out under Clauses 3 (No New Claims) to 8 (Further Assurance) (inclusive) shall cease with effect from the end of the Forbearance Period and as of the end of the Forbearance Period each Party shall have all rights and remedies (subject always to Clause 2.1) as though this Deed had not been entered into and each Suspended Document, Existing Proceeding and Existing Judgment shall remain in force.

10.                               FACILITY DOCUMENTS

10.1                        Each Party acknowledges and agrees that notwithstanding anything to the contrary in this Deed, Ziraat is not precluded from exercising any rights or remedies (including, without limitation, the enforcement of security in any manner permitted under the

Facility Documents) it has or may have at any time during the Forbearance Period under the Facility Documents; provided that throughout and following Ziraat’s exercise of such rights or remedies, Ziraat shall exercise all rights it may have as mortgagee or as shareholder, including through the exercise of voting rights, to cause CTH and / or CFI (as applicable) to fulfill its obligations under the Transaction Agreements.

10.2                        Each Party acknowledges and agrees that, notwithstanding anything to the contrary in this Deed or in any Suspended Document (but save as provided for in Clauses 10.3 and 10.4 below), in the event that, during the Forbearance Period, Ziraat intends to or does by any means enforce its security under the Facility Documents over CH’s shares in CFI, or over CFI’s shares in CTH, each Party shall (and shall procure that its Affiliates shall) forebear from exercising, to the extent existing, any rights under the Ziraat Deed of Confirmation, the TH Articles of Association, the TH SHA, the CTH Memorandum and Articles of Association or the CTH SHA that, in each case, such Party may have in relation to that enforcement of security under the Facility Documents over CH’s shares in CFI or over CFI’s shares in CTH.

10.3                        If during the Forbearance Period Ziraat enforces its security under the Facility Documents over CH’s shares in CFI and Completion has not occurred by the end of the Forbearance Period:

(i)            the agreed forbearance in Clause 10.2 by the relevant Parties from exercising any rights to the extent they exist under the CTH Memorandum and Articles of Association, the CTH SHA, the TH Articles of Association or the TH SHA shall cease with effect from the end of the Forbearance Period; and

(ii)           the terms of the CTH Memorandum and Articles of Association, the CTH SHA, the TH Articles of Association and the TH SHA shall apply, mutatis mutandis, as if the forbearance in Clause 10.2 had never occurred and with any applicable time periods referred to therein tolled and suspended during the Forbearance Period to the fullest extent permitted by Applicable Law.

10.4                        If during the Forbearance Period Ziraat enforces its security under the Facility Documents over CFI’s shares in CTH and Completion has not occurred by the end of the Forbearance Period:

(i)            the agreed forbearance in Clause 10.2 by the relevant Parties from exercising any rights to the extent they exist under the Ziraat Deed of Confirmation, the CTH Memorandum and Articles of Association, the CTH SHA, the TH Articles of Association or the TH SHA shall cease with effect from the end of the Forbearance Period; and

(ii)           the terms of the Ziraat Deed of Confirmation, the CTH Memorandum and Articles of Association, the CTH SHA, the TH Articles of Association and the TH SHA shall apply, mutatis mutandis, as if the forbearance in Clause 10.2 had never occurred and with any applicable time periods referred to therein tolled and suspended during the Forbearance Period to the fullest extent permitted by Applicable Law save that:

(A)                               the end of the Forbearance Period shall be treated as the formation of an intention to enforce by Ziraat for the purposes of clause 1.a of the Ziraat Deed of Confirmation;

(B)                               the “Transfer Notice” referred to in clause 1.a of the Ziraat Deed of Confirmation shall be given on or before the date falling five (5) Business Days after the end of the Forbearance Period; and

(C)                               notwithstanding the prior completion of the enforcement by Ziraat of security over CFI’s shares in CTH in any manner permitted by the Facility Documents, unless ATT gives the notice referred to in Regulation 6.6 of the CTH Memorandum and Articles of Association and clause 13.5 of the CTH SHA during the “Acceptance Period” as defined therein, the sale or transfer on enforcement by Ziraat shall, solely for the purposes of any rights or obligations to the extent existing under the Ziraat Deed of Confirmation, Regulation 6 of the CTH Memorandum and Articles of Association in accordance with the Ziraat Deed of Confirmation and clause 13 of the CTH SHA in accordance with the Ziraat Deed of Confirmation, be deemed to complete on expiry of that “Acceptance Period” as tolled or suspended in accordance with this Clause 10.4(ii).

10.5                        If during the Forbearance Period Ziraat enforces its security under the Facility Documents over CH’s shares in CFI or CFI’s shares in CTH and Completion has not occurred by the end of the Forbearance Period, then nothing in this Deed or any other Transaction Agreement shall be deemed to operate as a waiver, acceptance or release of any of Telia Finland’s rights (if any) under the TH Articles of Association or the TH SHA in relation to such enforcement.

10.6                        Each Party acknowledges and agrees that:

(a)                                 Ziraat shall not be deemed to be a shareholder of CFI or CTH for the purpose of the Transaction Agreements solely as a result of it holding the security granted in its favour under the Facility Documents; and

(b)                                 subject to clause 10.1, if Ziraat exercises its rights under its security under the Facility Documents to appropriate CFI’s shares in CTH, CTH’s obligations under the Transaction Agreements shall not be deemed to be obligations of CTH “in relation to the business of the CTH Group” for the purposes of Regulation 10.1(b) of the CTH Memorandum and Articles of Association and clause 16.1(B) of the CTH SHA.

10.7                        If Ziraat exercises its rights under its security under the Facility Documents to appropriate CFI’s shares in CTH, upon Completion each of Ziraat, ATT, CFI and CTH shall deliver an executed copy of the Deed of Adherence to the CTH SHA Termination Deed in the form set forth in Schedule 8 to the other parties thereto.  The Parties agree that Ziraat’s execution and delivery of the Deed of Adherence to the CTH SHA Termination Deed is without prejudice to any Party’s position as to whether Ziraat is in fact a party to, or is otherwise bound by the terms of, the CTH SHA.

11.                               WARRANTIES AND INDEMNITIES

11.1                        (i) Each Party (other than MEK, Intercon, SMYH and CTI) warrants to the other Parties hereto, and, (ii) in respect of the statements set out in paragraphs (a), (c), (d), (e), (f), (g), (h) and (n) only, each of Intercon, SMYH and CTI warrants to the other Parties hereto, and (iii) in respect of the statements set out in paragraphs (c), (e), (f), (h), (i), (j), (k), (l), (m) and (n) only, MEK warrants to the other Parties hereto, in each case, as of the date hereof and at Completion, and other than as expressly set forth in or necessary for the completion of the transactions contemplated by the Transaction Agreements:

(a)                                 Such Party (other than TWF) is an entity duly incorporated and is validly existing under the Laws of the jurisdiction of its incorporation. TWF is an entity established under statute and is validly existing under Laws of the Republic of Turkey.

(b)                                 No Bankruptcy Event with respect to such Party has occurred within the last twelve (12) months or is pending or (to such Party’s knowledge) threatened.

(c)                                  Such Party has all requisite capacity, power and authority to execute, deliver and perform this Deed and each other Transaction Agreement to which it is a party and are in good standing in their respective jurisdictions.

(d)                                 The person executing this Deed and each other Transaction Agreement on behalf of such Party and to which it is a party has the capacity, power and authority to execute and deliver this Deed and each other Transaction Agreement to which it is a party on behalf of such Party.

(e)                                  Such Party has taken all action necessary to authorise its entry into and performance of this Deed and each other Transaction Agreement to which it is a party. Such Party’s obligations under this Deed and each other Transaction Agreement to which it is a party are, or when the relevant document is executed will be, valid, binding and enforceable against such Party in accordance with the terms thereof.

(f)                                   The execution and delivery of, and the performance of obligations under, (i) this Deed and (ii) each other Transaction Agreement to which it is a party, by such Party will not:

(i)                                     result in a breach of any Applicable Law or order, judgment or other restriction of any Governmental Entity to which such Party is subject or (if applicable) any provision of its articles of association or equivalent constitutional documents;

(ii)                                  result in a breach, or constitute an event of default under, any contract, agreement or instrument to which such Party is a party or by which such Party is bound, that, in each case, could be reasonably expected to result in a material delay in Completion or a failure of Completion to occur before the end of the Forbearance Period; or

(iii)          require such Party to obtain any permit, authorisation or consent of any person other than as set out under the Transaction Agreements.

(g)                                  As of the date hereof, such Party has provided to the other Parties a true and correct copy of the resolution of the directors (or equivalent corporate body) of such Party authorising the execution and performance by such Party of each of the Transaction Agreements to which such person is a party (including a signing authority in the agreed terms of the persons authorised to sign the Transaction Agreements on behalf of such Party).

(h)                                 Such Party has not, nor, to such Party’s knowledge, has any of its Affiliates or Representatives, in connection with its execution of the Transaction Agreements and the consummation of the Transactions, breached or contravened any Anti-Bribery Laws or any applicable anti-money laundering Law.

(i)                                     Such Party has not, and its Affiliates have not, sold, assigned, transferred or otherwise disposed of any claim that upon Completion would otherwise be a Released Claim.

(j)                                    Other than as listed in the definition of Existing Proceedings, such Party is not aware of any proceeding commenced or pending as at the date of this Deed to which such Party or any of its Affiliates is party that is (i) against any other Party or (ii) related or connected to any Suspended Document, the Existing Judgments or any Party’s investment in and ownership of, directly or indirectly, any interests in Turkcell and, where applicable, TH and CTH.

(k)                                 Other than as listed in the definition of Existing Judgments, such Party is not aware of any judgment or award in any proceeding commenced or pending as at the date of this Deed to which such Party or any of its Affiliates is a party that is (i) against any other Party or (ii) related or connected to any Suspended Document, the Existing Judgments or any Party’s investment in and ownership of, directly or indirectly, any interests in Turkcell and, where applicable, TH and CTH.

(l)                                     Other than as disclosed in writing to all of the other Parties prior to entering into this Deed, and other than any agreement, understanding or arrangement between the parties to the Facility Documents in connection with and in accordance with the Facility Documents, such Party has not, and none of its Affiliates have, (i) received any consideration and/or compensation in connection with the Transactions other than as described in the Transaction Agreements or (ii) other than as described in the Transaction Agreements, entered into any agreements, understandings or arrangements (whether oral or written, conditional or otherwise) in respect of the Transactions or the funding thereof, or its or any other Party’s direct or indirect interest in Turkcell or TH.

(m)                             Such Party and its Affiliates do not hold any direct shareholding or interest in Turkcell other than:

(i)                                     1.604 Ordinary Shares held, collectively, by Telia and its Affiliates;

(ii)                                  995,509.429 Ordinary Shares held by CH;

(iii)                               1,122,000,000.238 Ordinary Shares held by TH; and

(iv)                              any Ordinary Shares that may be held in any client account or otherwise held for the benefit of any client, as intermediary or otherwise by any investment or advisory business of any Affiliate of TWF.

(n)                                 No Party is, nor, any of its Affiliates or Representatives are, as of the date hereof, the subject or the target of any sanctions administered or enforced by: (i) the United States of America, the European Union, the United Kingdom of Great Britain and Northern Ireland, or any Governmental Entity of any thereof; or (ii) the United Nations Security Council, nor is any of them directly or indirectly owned 50% or more in the aggregate by one or more persons listed on any Prohibited Party List, nor controlled by, or acting on behalf of or for the benefit of, directly or indirectly, any party or parties included on any Prohibited Party List, nor is any of them located, incorporated, organized or resident in a country or territory that is the subject or the target of any such sanctions.

11.2                        Each Party (other than MEK, Intercon, SMYH and CTI) warrants to the other Parties hereto that, as of the date hereof:

(a)                                 other than as alleged or held in any of the Existing Judgments or Existing Proceedings, such Party is not in breach of any of the Suspended Documents; and

(b)                                 it is not reasonably practicable or necessary to procure a stay of any Existing Proceeding to which it is party, in order to ensure satisfaction of Clause 4.1.

11.3                        In addition to the Warranties given under Clause 11.1 and Clause 11.2, each of CH and MEK warrants to the other Parties hereto, as of the date hereof and at Completion, that CTH, Intercon, SMYH and CTI are the only current successors and assigns of the Original Cukurova TH SHA Parties in respect of the TH SHA.

11.4                        Each Party which is a party to the TH SHA warrants that to its knowledge (having made reasonable enquiry) it does not have any Affiliate which is a party to the TH SHA but not a party to the TH SHA Termination Deed and to this Deed.

11.5                        In addition to the Warranties given under Clause 11.1 and Clause 11.2:

(a)                                 TWF warrants to the other Parties hereto that (i) as of the date hereof, TVF BTIH (1) is a newly incorporated wholly-owned subsidiary of TWF, (2) has no assets (other than initial capital), and (3) has no material liabilities, obligations or commitments of any nature whatsoever, other than as contemplated under the Transaction Agreements, and (ii) as of Completion, TVF BTIH will have no assets (other than initial capital) and no liabilities, obligations or commitments of any nature whatsoever, other than (1) a 26.2% interest in the issued shares of Turkcell, (2) any assets, liabilities, obligations or commitments acquired as a result of the TH/TVF BTIH Merger, (3) liabilities, obligations and commitments to a lender in connection with financing arrangements, if any; and (4) as otherwise contemplated under the Transaction Agreements; and

(b)                                 L1 warrants to the other Parties hereto that (i) as of the date hereof, IMTIS Holdings (1) is a newly incorporated wholly-owned subsidiary of IMTIS, (2) has no assets (other than initial capital), and (3) has no liabilities, obligations or commitments of any nature whatsoever, other than as contemplated under the Transaction Agreements, (ii) as of Completion, IMTIS Holdings will have no assets (other than initial capital) and no liabilities, obligations or commitments of any nature whatsoever, other than (1) a 24.8% interest in the issued shares of Turkcell, (2) debt owed to ATT and/or IMTIS for funding the acquisition of such 24.8% interest in the issued shares of Turkcell and other costs and expenses related to the Transactions; (3) liabilities, obligations and commitments to a third party lender in connection with a margin loan or similar transaction, if any; and (4) as otherwise contemplated under the Transaction Agreements and (iii) as of the date hereof and at Completion, all of the depositary receipts issued by IMTIS are held by L1T UB Holdings S.à r.l., which is as of the date hereof an Affiliate of ATT.

11.6                        Each Party shall indemnify, defend and hold harmless each other Party and their respective Affiliates and Representatives from and against any Liabilities such persons actually suffer or sustain directly arising out of, in connection with or resulting from (a) any breach or inaccuracy of any Warranty given by such Party, and (b) any nonfulfillment or breach of any covenant, agreement or obligation to be performed by such Party pursuant to this Deed.

11.7                        The Warranties are given by each Party subject to its GSA Disclosure Letter, if any.

12.                               ETHICS AND COMPLIANCE

12.1                        The Parties acknowledge and agree the importance of (a) conducting their respective businesses and affairs in an ethical, responsible and accountable manner with regard to all human rights and (b) maintaining and developing a culture of compliance and policies and procedures reasonably designed to prevent unethical or improper business practices and respect and ensure support for human rights.

12.2                        The Parties shall and shall direct any person acting on its behalf to comply with all Anti-Bribery Laws in connection with this Deed, each other Transaction Agreement and the transactions contemplated thereby, the management and exercise of control of TH and Turkcell and transfer of the Turkcell Shares, and, without limiting the generality of the foregoing, in such connection (i) shall not offer, promise, give or authorise the giving of anything of value, directly or indirectly, to (A) any Government Official or (B) any other person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in the case of each of (A) or (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity with respect to TH or Turkcell, this Deed, each other Transaction Agreement and the transactions contemplated thereby, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any government authority to affect or influence any official act in violation of Anti-Bribery Laws, and (ii) shall not use any funds in connection with this Deed, each other Transaction Agreement and the transactions contemplated thereby or the management and exercise of control over TH or Turkcell, or that are derived from any such transaction (including from the transfer of the Turkcell Shares), activity or source that did not or does not comply with all Anti-Bribery Laws.

12.3                        Each Party warrants that it has not taken or authorised any action in connection with this Deed, each other Transaction Agreement and the transactions contemplated thereby prior to the date hereof that would have violated Clause 12.2 if such action had occurred following execution of this Deed.

12.4                        Notwithstanding any other provision of this Deed, at the reasonable request of a Party, at any time prior to the Completion, any other Party shall promptly provide to the requesting person such know-your customer and other information reasonably required in respect of any then-current Affiliate of the requested Party relevant to this Deed by such requesting person, or any Affiliate thereof in connection with any Anti-Bribery Laws or other Applicable Law and/or its internal practices relating to anti-money laundering, anti-terrorism, anti-bribery, anti-corruption and other compliance measures, to the extent within the control of the requested Party and its Affiliates (subject to such redaction of legally sensitive or privileged, or commercially sensitive, information as the requested person may reasonably determine) (including information about the source(s) of any funds used or to be used in connection with this Deed, each other Transaction Agreement and the transactions contemplated thereby) (together, the “KYC Information”). To the extent applicable, the providing Party shall be deemed to warrant to the requesting person that the KYC Information provided by or on behalf of it to the requesting person, as applicable, and labelled as such (whether prior to or after the date of this Deed) is (except to the extent corrected by subsequent information provided) true, accurate and complete to its knowledge as of the date provided and as of the Completion.

12.5                        Each Party shall, and shall procure that any person acting on its behalf shall, acknowledge its responsibility to respect and support internationally recognised human rights in all its business areas and operations and strive to avoid complicity in human rights abuse and violations. Each Party acknowledge responsibility towards human rights as set down in the UN Guiding Principles on Business and Human Rights and outlined in (a) the International Bill of Human Rights, (b) the principles concerning fundamental rights in the eight International Labour Organization core conventions as set out in the Declaration on Fundamental Principles and Rights at Work and (c) where applicable, additional standards relating to the rights of specific groups and populations.

13.                               TERMINATION

13.1                        This Deed shall automatically terminate immediately upon the termination of the Escrow Agreement or the Framework Agreement in accordance with their terms in each case before Completion or upon release of the Escrow Property in accordance with Clause 10 (Release of Escrow Property — Non-Completion) of the Framework Agreement.

13.2                        On written notice to the other Parties to this Deed, any Party may terminate this Deed if Completion does not occur by the end of the Forbearance Period.

13.3                        Notwithstanding the foregoing, this Clause 13 (Termination) and Clauses 1 (Interpretation), 2 (Forbearance of Exercise of Contractual Rights) 6.5 (Hold Harmless), 9 (No Completion and Reservation of Rights), 10.2, 10.3, 10.4, 10.5, 14 (Third Party Rights), 15 (Confidentiality), 16 (Announcements), 17 (Successors), 18 (Assignment), 19 (Notices), 20 (Costs and Expenses), 21 (Variation and Waiver), 22

(Counterparts), 23 (Whole Agreement), 24 (Invalidity), 26 (Governing Law), and 27 (Arbitration) shall survive any termination hereof.

13.4                        Any termination of this Deed shall be without prejudice to any Liability of any Party for prior breaches hereof.

14.                               THIRD PARTY RIGHTS

14.1                        Subject solely to the third party rights arising under or pursuant to Clause 6 (Mutual Release and Agreement not to Sue) or Clause 11.6, the Parties do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

14.2                        Notwithstanding Clause 14.1, the Parties may amend, vary, waive, terminate or rescind this Deed at any time and in any way without the consent of any Released Party (excluding the Parties).

15.                               CONFIDENTIALITY

15.1                        Subject to Clause 15.3, each Party shall treat as strictly confidential and shall not by any act or omission disclose to any other person or use or exploit commercially for its own purposes or those of its Affiliates or Representatives any information received or obtained (including written information and information transferred or obtained orally, visually, electronically or by any other means) as a result of entering into or performing this Deed and each other Transaction Agreement, including the existence of this Deed and each other Transaction Agreement, the provisions of this Deed each other Transaction Agreement, the negotiations and subject matter of this Deed each other Transaction Agreement, and the other Parties (“Confidential Information”).

15.2                        To the extent an arbitration arises under this Deed or the Transaction Agreements between some but not all of the Parties, each Party involved in the arbitration shall be obliged to inform the non-participating Parties about the arbitration and its progress.  For the avoidance of doubt, all Parties, including Parties not participating in the arbitration, remain bound by the confidentiality obligations set out in this Deed.

15.3                        A Party may disclose Confidential Information which would otherwise be subject to the provisions of Clause 15.1 if and to the extent:

(a)                                 it is required by Applicable Law to which such Party or Turkcell is subject;

(b)                                 it is an announcement made in accordance with the provisions of Clause 16 (Announcements);

(c)                                  it is required by any securities exchange or Governmental Entity to which any Party or Turkcell is subject or submits, wherever situated (including the U.S Securities Exchange Commission);

(d)                                 subject to Clause 15.5, it is disclosed on a strictly confidential basis to the Representatives of that Party, to its Affiliates or to the respective Representatives of its Affiliates;

(e)                                  it was lawfully in its possession or in the possession of any of its Affiliates or Representatives (in either case as evidenced by written records) free of any restriction as to its use or disclosure prior to it being so disclosed;

(f)                                   the information has come into the public domain through no fault of that Party or any of its Affiliates or any of its or their Representatives;

(g)                                  in relation to disclosure by a Party, each other Party has given prior written consent for that disclosure; or

(h)                                 it is required to enable that Party to perform this Deed or enforce its rights under this Deed and/or disclosure is required for the purposes of any Proceedings.

15.4                        Each of the Parties hereby agrees that it shall not use Confidential Information for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Deed and the other Transaction Agreements (and the transactions contemplated hereby and thereby).

15.5                        Each of the Parties undertakes that it shall, and shall procure that its Affiliates shall, only disclose Confidential Information to any of its Representatives, its Affiliates or the Representatives of its Affiliates if it is reasonably required for purposes connected with this Deed and the other Transaction Agreements and only if the Affiliate or Representative, as applicable, is informed of the confidential nature of the Confidential Information and accepts equivalent restrictions to those accepted by the Party who discloses the information.

15.6                        The restrictions contained in this Clause 15 shall continue to apply after termination of this Deed without limit in time.

15.7                        Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach by them of Clause 16 (Announcements) or this Clause 15 and that the remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of Clause 16 (Announcements) or this Clause 15 by any Party would be more appropriate remedies.

16.                               ANNOUNCEMENTS

16.1                        The initial public announcements of the Transactions shall be made at the times set out in and in the forms set forth in Schedule 6.

16.2                        Subject to Clause 16.3, no public announcement concerning the existence or subject matter of this Deed and each other Transaction Agreement shall be made by any Party without the prior written approval of each other Party.

16.3                        A Party may make an announcement concerning the existence or the subject matter of this Deed and each other Transaction Agreement if required by:

(a)                                 Applicable Law to which such Party or Turkcell is subject, or

(b)                                 any securities exchange or Governmental Entity to which any Party or Turkcell is subject or submits, wherever situated (including the U.S. Securities Exchange Commission), provided that, in either case, to the extent legally permitted to do so, the disclosing Party will first seek to mutually agree the content of such announcement with the other Parties and in any event will notify the other Parties as soon as possible after making the announcement, and provided further that, each Party warrants that, as of the signing date of this Deed, other than substantially in the form set forth in Schedule 6, it does not (after due and careful consideration) expect to make any announcement concerning the existence or the subject matter of this Deed or the Transaction Agreements other than any announcement falling within clause 16.3(b).

17.                               SUCCESSORS

This Deed is made for the benefit of the Parties and their successors and permitted assigns, and the rights and obligations of the parties under this Deed shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

18.                               ASSIGNMENT

No Party may assign the benefit of this Deed (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Deed or sub-contract or delegate its performance under this Deed (each of the above a “Dealing”) without the prior written consent of the other Parties. Any Dealing or purported Dealing in contravention of this Clause 18 shall be ineffective.

19.                               NOTICES

19.1                        Any notice or other communication to be given under or in connection with this Deed and each other Transaction Agreement (a “Notice”) shall be:

(a)                                 in writing in the English language;

(b)                                 signed by or on behalf of the Party giving it; and

(c)                                  delivered personally by hand or courier (using an internationally recognised courier company), to the Party due to receive the Notice, to the address and for the attention of the relevant Party set forth in this Clause 19 (or to such other address and/or for such other person’s attention as shall have been notified to the giver of the relevant Notice and become effective (in accordance with this Clause 19) prior to dispatch of the Notice).

19.2                        In the absence of evidence of earlier receipt, any Notice served in accordance with Clause 19.1 above shall be deemed given and received by hand or courier, at the time of delivery at the address referred to in Clause 19.4.

19.3                        For the purposes of this Clause 19:

(a)                                 all times are to be read as local time in the place of deemed receipt; and

(b)                                 if deemed receipt under this Clause is not within business hours (meaning 9:00 am to 5:30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received at 9:00 am on the next Business Day in the place of receipt.

19.4                        The addresses of the Parties for the purpose of this Clause 19 are as follows:

(a)                                 ALFA TELECOM TURKEY LIMITED

For the attention of:	The Directors
Address:	Vistra Corporate Services Centre
Wickhams Cay II, Road Town,
Tortola, VG1110
British Virgin Islands
E-mail:	[***]

(b)                                 ALTIMO HOLDINGS AND INVESTMENTS LTD:

For the attention of:	The Directors
Address:	Trident Chambers
Wickhams Cay, PO Box 146, Road Town,
Tortola, VG1110
British Virgin Islands
E-mail:	[***]

(c)                                  LETTERONE INVESTMENT HOLDINGS S.A.,:

For the attention of:	Maxime Nino
Address:	1-3 Boulevard de la Foire
L-1528, Luxembourg
Grand Duchy of Luxembourg
E-mail:	[***]

(d)                                 INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR:

For the attention of:	The Directors
Address:	Herikerbergweg 88
1101CM Amsterdam
The Netherlands
E-mail:	[***]

(e)                                  IMTIS HOLDINGS S.À R.L.:

For the attention of:	The Managers
Address:	19 rue de Bitbourg
L-1273, Luxembourg
Grand Duchy of Luxembourg
E-mail:	[***]

(f)                                   CUKUROVA FINANCE INTERNATIO

(g)                                  NAL LIMITED:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(h)                                 ÇUKUROVA HOLDİNG A.Ş.:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(i)                                     CUKUROVA TELECOM HOLDINGS LIMITED:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(j)                                    CUKUROVA TELECOM INTERNATIONAL LIMITED:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(k)                                 INTERCON DANIŞMANLIK VE EĞİTİM HİZMETLERİ A.Ş.:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(l)                                     SINAİ VE MALİ YATIRIMLAR HOLDİNG A.Ş:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1

Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(m)                             MEHMET EMİN KARAMEHMET:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201 D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(n)                                 SONERA HOLDING B.V.:

For the attention of:	Managing Director
Address:	Sonera Holding B.V.
Rodezand 34K
3011AN Rotterdam
The Netherlands
E-mail:	[***]

With a copy:
For the attention of:	Group General Counsel & Head of M&A
Address:	Telia Company AB
Stjärntorget 1
SE-169 79 Solna
Stockholm, Sweden
Email:	[***]

(o)                                 TELIA COMPANY AB:

For the attention of:	Group General Counsel & Head of M&A
Address:	Telia Company AB
Stjärntorget 1
SE-169 79 Solna
Stockholm, Sweden
Email:	[***]

(p)                                 TELIA FINLAND OYJ:

For the attention of:	Directors
Address:	Telia Finland OYJ
Pasilan asema-aukio 1 00520
Helsinki, Finland
E-mail:	[***]

With a copy:
For the attention of:	Group General Counsel & Head of M&A
Address:	Telia Company AB

Stjärntorget 1
SE-169 79 Solna
Stockholm, Sweden
Email:	[***]

(q)                                 TURKCELL HOLDİNG A.Ş.:

For the attention of:	Hasan Tuvan Yalim
Address:	Kabine Law Office
Levent Loft 1
Büyükdere Cad. No: 201D: 68 34394 Levent
Istanbul, Turkey
E-mail:	[***]

(r)                                    TÜRKIYE VARLIK FONU:

For the attention of:	The Legal Director
Address:	Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt.
No:22, Beşiktaş, İstanbul, Turkey
E-mail:	[***]

(s)                                   TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ:

For the attention of:	The Legal Director
Address:	Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt.
No:22, Beşiktaş, İstanbul, Turkey
E-mail:	[***]

(t)                                    T.C. ZİRAAT BANKASI A.Ş.:

For the attention of:	Proje Finansmanı Bölüm Başkanlığı
Address:	Maslak Mahallesi Eski Büyükdere Caddesi
No:41/1 Kat:5, PK: 34398, Sarıyer, İstanbul, Turkey
E-mail:	[***]

19.5                        In proving the valid provision of a Notice in accordance with this Clause 19 it shall be sufficient to prove that the envelope containing the Notice was properly addressed and delivered to the address shown thereon.

19.6                        Any Party may notify the other Parties of any change to its name, address, or email address for the purpose of this Clause 19, provided that such notice shall be sent to each of the other Parties and shall only be effective on:

(a)                                 the date specified in the notice as the date on which the change is to take effect; or

(b)                                 if no date is so specified or the date specified is less than three (3) Business Days after which such notice was given (or deemed to be given), the fourth (4th) Business Day after the notice was given or deemed to be given.

19.7                        This Clause shall not apply to the service of, or any step in, Proceedings.

19.8                        Notices or communications with TH and Turkcell described in Article 18/III of the Turkish Commercial Code (consisting principally of notices of default, recession or termination) shall be effective if delivered via a Turkish notary or by registered mail, return receipt requested, telegram, or registered email accounts comprising electronic signature and shall be deemed to have been given as of the date of proper service in accordance with Turkish law.

20.                               COSTS AND EXPENSES

Save as otherwise expressly provided in this Deed, each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Deed and all other documents mentioned herein. For the avoidance of doubt, this also includes each Party’s costs and expenses for the Existing Proceedings, provided that such Existing Proceedings are terminated pursuant to Clause 7 (Interim Suspension of Existing Proceedings and Other Actions) and unless otherwise specifically stated in the relevant termination agreement, letter or order agreed between the relevant Parties.

21.                               VARIATION AND WAIVER

21.1                        No variation of this Deed shall be effective unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” shall, in each case, include any variation, supplement, deletion or replacement however effected.

21.2                        No waiver of this Deed or of any provision hereof will be effective unless it is in writing (which for this purpose does not include email) and signed by the Party against whom such waiver is sought to be enforced.

21.3                        No variation or waiver of any provision of any other Transaction Agreement (other than a waiver of a Condition Precedent to the Convocation of the Turkcell General Assembly or a waiver of a Completion Condition (in each case as defined in the Framework Agreement)) shall be permitted or effective unless each Key Party consents to such variation or waiver in writing (which, for this purpose does not include email), provided that any variation or waiver of any provision of any Transaction Agreement that imposes any additional obligations on any Party or that materially affects such Party’s rights under any Transaction Agreement shall only be binding upon such Party if such Party has also consented to it in writing (which, for this purpose does not include email). Any waiver of a Condition Precedent to the Convocation of the Turkcell General Assembly or a waiver of a Completion Condition shall be in accordance with the Framework Agreement.

21.4                        Any waiver of any right or default hereunder shall be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion.

21.5                        Any delay by any Party in exercising, or failure to exercise, any right or remedy under this Deed shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Deed or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

22.                               COUNTERPARTS

This Deed may be executed in counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart.  Each counterpart shall constitute an original of this Deed, but the counterparts shall together constitute one and the same instrument.

23.                               WHOLE AGREEMENT

23.1                        Each of the Parties confirms that the content of this Deed and the other Transaction Agreements as expressly set forth herein and therein, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and the transactions contemplated hereby and thereby, and supersedes all previous agreements, understandings or arrangements (whether express, implied, oral or written (whether or not in draft form)) between the Parties with respect thereto which shall cease to have any further force or effect notwithstanding the existence of any provision of any such prior agreement or understanding that any such rights or provisions shall survive its termination and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

23.2                        Each Party acknowledges that it has not been induced to enter into this Deed by any representation, warranty or undertaking not expressly incorporated into it or another Transaction Agreement. Except for any Liability in respect of a breach of this Deed or any other Transaction Agreement, no party shall owe any duty of care or have any Liability in tort to any other party in relation to the transaction contemplated by this Deed and its performance, purported performance or breach.

24.                               INVALIDITY

If at any time any provision of this Deed shall be held to be illegal, void, invalid or unenforceable in whole or in part under any enactment or rule of law in any jurisdiction, then:

(a)                                 such provision shall:

(i)                                     to the extent that it is illegal, void, invalid or unenforceable be given no effect and shall be deemed not to be included in this Deed; and

(ii)                                  not affect or impair the legality, validity or enforceability in that jurisdiction of any other provision of this Deed or the legality, validity or enforceability under the law of any other jurisdiction of such provision or any other provision of this Deed; and

(b)                                 each Party shall use its best endeavours to replace such a provision with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the Parties under this Deed.

25.                               GENERAL

The rights and remedies provided by this Deed are cumulative and do not exclude any rights and remedies provided by Law, provided that (save for the automatic termination pursuant to Clause 13.1 or termination on notice pursuant to Clause 13.2) no Party shall be entitled to rescind or terminate this Deed, whether before or after Completion. Nothing in this Clause 25 shall operate to limit or exclude any Liability for fraud.

26.                               GOVERNING LAW

26.1                        This Deed, the arbitration agreement contained in it and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter shall be governed by, and construed and take effect in accordance with, English law.

27.                               ARBITRATION

27.1                        All disputes arising out of or in connection with this Deed shall be finally settled in accordance with clause 2 (Arbitration) of the Arbitration Deed.

AS WITNESS this Deed has been executed by or on behalf of the Parties on the date first written on page 1 of this Deed.

SIGNATURES

EXECUTED and DELIVERED as a DEED	)
by ALFA TELECOM TURKEY LIMITED acting	)	/s/ Maxime Nino
by Maxime Nino, director	)	Maxime Nino
	)	Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by ALTIMO HOLDINGS AND INVESTMENTS LTD.	)	/s/ Sally Pryce
acting by Sally Pryce, director	)	Sally Pryce
	)	Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by LETTERONE INVESTMENT HOLDINGS S.A.	)	/s/ Sally Pryce
acting by Sally Pryce, attorney under a power	)	Sally Pryce
of attorney	)	Attorney, for an on behalf of Letterone Investment Holdings S.A

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by INTERNATIONAL MOBILE TELECOM	)	/s/ Nathan Scott Fine
INVESTMENT STICHTING	)	Nathan Scott Fine
ADMINISTRATIEKANTOOR acting by Nathan	)	Managing Director
Scott Fine, managing director, and Carla	)
Cico, managing director	)	/s/ Carla Cico
	)	Carla Cico
	)	Managing Director
)

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by IMTIS HOLDINGS S.À R.L. acting by Nathan	)	/s/ Nathan Scott Fine
Scott Fine, manager	)	Nathan Scott Fine
	)	Manager

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of CUKUROVA FINANCE	)	/s/ Hikmet Yasemin Çetinalp
INTERNATIONAL LIMITED by Hikmet Yasemin	)	Hikmet Yasemin Çetinalp
Çetinalp, director, duly authorised to sign on its	)	Director
behalf	)

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of ÇUKUROVA HOLDİNG A.Ş.	)
by Mehmet Ali Karamehmet, director, and	)	/s/ Mehmet Ali Karamehmet
Fikri Şadi Gücüm, director, duly authorised	)	Mehmet Ali Karamehmet
to sign on its behalf	)	Director
)
)
	)	/s/ Fikri Şadi Gücüm
	)	Fikri Şadi Gücüm
Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by CUKUROVA TELECOM HOLDINGS LIMITED	)	/s/ Sally Pryce
acting by Sally Pryce, director, and Hasan	)	Sally Pryce
Tuvan Yalım, director	)	Director
)
)
	)	/s/ Hasan Tuvan Yalım
	)	Hasan Tuvan Yalım
	)	Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by CUKUROVA TELECOM INTERNATIONAL LTD.	)	/s/ Sally Pryce
acting by Sally Pryce, director, and Hikmet	)	Sally Pryce
Yasemin Çetinalp, director	)	Director
)
)
	)	/s/ Hikmet Yasemin Çetinalp
	)	Hikmet Yasemin Çetinalp
)

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
by INTERCON DANIŞMANLIK VE EĞİTİM	)	/s/ Sally Pryce
HİZMETLERİ A.Ş. acting by Sally Pryce, director,	)	Sally Pryce
and Hikmet Yasemin Çetinalp, on behalf of Sınai	)	Director
ve Mali Yatırımlar Holding A.Ş., director	)
)
	)	/s/ Hikmet Yasemin Çetinalp
	)	Hikmet Yasemin Çetinalp
	)	on behalf of Sınai ve Mali Yatırımlar
	)	Holding A.Ş., Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of SINAİ VE MALİ	)	/s/ Mehmet Ali Karamehmet
YATIRIMLAR HOLDİNG A.Ş. by Mehmet Ali	)	Mehmet Ali Karamehmet
Karamehmet, on behalf of Çukurova Holding	)	on behalf of Çukurova Holding A.Ş.,
A.Ş., director, and Osman Kızak, director, duly	)	Director
authorised to sign on its behalf	)
)
	)	/s/ Osman Kızak
	)	Osman Kızak
	)	Director

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED		)
by MEHMET EMİN KARAMEHMET		)	/s/ Mehmet Emin Karamehmet
		)	Mehmet Emin Karamehmet

in the presence of:
/s/ ÖzgecanKorkmaz
Witness signature

Name	ÖZGECAN KORKMAZ
(BLOCK CAPITALS)

Address	Levent Loft 1
Büyükdere Cd. No. 201 D.68
34394 Levent Istanbul, Turkey

Occupation	Lawyer

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of SONERA HOLDING B.V.	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TELIA COMPANY AB	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TELIA FINLAND OYJ	)	/s/ Jan Andreas Christian Ekström
	)	Jan Andreas Christian Ekström
	)	Authorised Signatory

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)	/s/ Christopher James Powell
by TURKCELL HOLDİNG A.Ş. acting by	)	Christopher James Powell
Christopher James Powell, director, and	)	Director
Hasan Tuvan Yalım, director, and	)
Telia Resurs AB, (represented by	)
Gustav Jonas Markus Bengtsson), director	)	/s/ Hasan Tuvan Yalım
	)	Hasan Tuvan Yalım
	)	Director
)
)
	)	/s/ Telia Resurs AB
	)	Telia Resurs AB
	)	(represented by Gustav Jonas Markus
	)	Bengtsson)
	)	Director
)

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED		)
for and on behalf of TÜRKİYE VARLIK FONU		)	/s/ Zafer Sönmez
acting by its management company		)	Zafer Sönmez
TÜRKİYE VARLIK FONU YÖNETİMİ A.Ş.		)	Attorney
acting by its attorney Zafer Sönmez pursuant		)
to a power of attorney dated June 17, 2020)

in the presence of:

/s/ Okan Beygo
Witness signature

Name	OKAN BEYGO
(BLOCK CAPITALS)

Address	Harmancĺ Giz Plaza

Kat 8, Levent

Istanbul

Occupation	Lawyer

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED	)
for and on behalf of TVF BİLGİ	)	/s/ Zafer Sönmez
TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ	)	Zafer Sönmez
YATIRIM SANAYİ VE TİCARET A.Ş.	)	Authorised Signatory
acting by Zafer Sönmez and Çağatay Abraş	)
)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Global Settlement Deed Signature Page]

EXECUTED and DELIVERED as a DEED		)
for and on behalf of T.C. ZİRAAT BANKASI A.Ş.		)	/s/ Berrin Mahmutoğlu
acting by its attorney Berrin Mahmutoğlu pursuant		)	Berrin Mahmutoğlu
to a power of attorney dated June 17, 2020)			Attorney

in the presence of:

/s/ Ela Sari
Witness signature

Name	ELA SARI
(BLOCK CAPITALS)

Address	Aksu Çalĺşkan Beygo

Avukatlĺk Ortaklĺğĺ

Istanbul

Occupation	Attorney

[Global Settlement Deed Signature Page]

EXHIBIT L

***TEXT OMITTED PURSUANT TO ITEM 601(A)(6) OF REGULATION S-K

ESCROW AND CUSTODY AGREEMENT

DATED 17 JUNE 2020

Between

ALFA TELECOM TURKEY LIMITED

and

IMTIS HOLDINGS S.À R.L.

and

TELIA FINLAND OYJ

and

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş.

and

CUKUROVA TELECOM HOLDINGS LIMITED

and

TURKCELL HOLDİNG A.Ş.

and

CITIBANK, N.A., LONDON BRANCH
as Escrow Agent

[Escrow Agreement Signature Page]

THIS ESCROW AND CUSTODY AGREEMENT (this “Agreement”) is dated 17 June 2020.

BETWEEN:

(1)                                 ALFA TELECOM TURKEY LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000502), whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“ATTL”);

(2)                                 IMTIS HOLDINGS S.À R.L., a company incorporated and existing under the laws of Luxembourg (registration number B244621), whose registered office is at 19 rue de Bitbourg, L-1273, Luxembourg (“IMTIS Holdings”);

(3)                                 TELIA FINLAND OYJ, a company incorporated and existing under the laws of Finland, established at Helsinki (Finland), having its place of business at Pasilan asema-aukio 1 00520 Helsinki, Finland, registered with the National Board of Patents and Registration, the Trade Register System in Helsinki (Finland) under business ID number 1475607-9  (“Telia Finland”);

(4)                                 TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş., a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul (“TVF BTIH”), which expression shall include any successor (whether through merger, reconstruction or otherwise);

(5)                                 CUKUROVA TELECOM HOLDINGS LIMITED, a company incorporated and existing under the laws of the British Virgin Islands (registration number 1000030), whose registered office is at Craigmuir Chambers, P.O. BOX 71, Road Town, Tortola, British Virgin Islands (“CTH”);

(6)                                 TURKCELL HOLDİNG A.Ş., a company incorporated and existing under the laws of the Republic of Turkey (registration number 430991), whose registered office is at Levent Mah. Cömert Sok. Yapı Kredi Plaza A-Blok No.1/A Kat.16 Beşiktaş, Istanbul, Turkey (“Turkcell Holding” and, together with IMTIS Holdings, ATTL, TVF BTIH, Telia Finland and CTH, the “Escrow Parties”); and

(7)                                 CITIBANK, N.A., LONDON BRANCH, acting through its Agency and Trust business located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom (“Escrow Agent” and, together with the Escrow Parties, the “Parties”).

WHEREAS:

A.            On or about the date hereof:

(i)                         the Escrow Parties and the other parties thereto have entered into the Framework Agreement;

(ii)                      Telia Finland and TVF BTIH have entered into the Telia TH Interest SPA;

(iii)                   ATTL, CTH, TVF BTIH and the other parties thereto have entered into the Total CTH TH Interest SPA;

(iv)                  IMTIS Holdings, ATTL and TVF BTIH have entered into the Turkcell Interest SPA; and

(v)                     the Escrow Parties and the other parties thereto have entered into the Global Settlement Deed.

B.                                    The Escrow Parties have requested the Escrow Agent to open and operate escrow accounts for the purpose of holding Cash and Securities (as such terms are defined below) in connection with the Underlying Agreements and in accordance with the terms of this Agreement.

C.                                    The Escrow Parties have requested the Escrow Agent to open and operate escrow accounts for the purpose of safekeeping of Safekept Documents (as such terms are defined below) in connection with the Underlying Agreements and in accordance with the terms of this Agreement.

IT IS AGREED as follows:

1.                                      INTERPRETATION

1.1                               Definitions

“Acceptance Fee” has the meaning set out in the Fee Letter.

“Administration Fee” means the administration fee as set out in the Fee Letter payable on the Escrow Establishment Date.

“Applicable Law” means any law or regulation including, but not limited to: (a) any domestic or foreign statute or regulation; (b) any rule or practice of any Authority, stock exchange or self-regulatory organisation with which the Escrow Agent is bound or accustomed to comply; and (c) any agreement entered into by the Escrow Agent and any Authority or between any two or more Authorities.

“Authorised Recipients” means the Escrow Agent, any Citi Organisation and any agents of the Escrow Agent and third parties (including service providers) selected by any of them, wherever situated.

“Authorised Representative” means a person named in Part 1 of Schedule 4 (Authorised Representatives), as may be amended pursuant to Clause 5.7.

“Authority” means any competent regulatory, prosecuting, tax or governmental authority in any jurisdiction, domestic or foreign.

“Business Day” means a day on which banks (including but not limited to the Escrow Agent) are open for normal business (including dealings in foreign exchange and foreign currency deposits) in Istanbul, Turkey, London, England, New York, United States, Stockholm, Sweden and Tortola, the British Virgin Islands.

“Call-back Contact” means a person named in Part 2 of Schedule 4 (Call-back Contacts), as may be amended pursuant to Clause 5.7.

“Cash” means all cash or cash equivalent in any currency received from, held for, or payable to, the relevant Escrow Parties by the Escrow Agent in accordance with this Agreement and (where applicable) the Custody Terms.

“Cash Accounts” means the TVF BTIH Cash Account, the IMTIS Holdings Cash Account, and the Turkcell Holding Cash Account, and “Cash Account” means any one of them (and for the purposes of Schedule 6 (Custody Terms) only, includes the Custody Cash Account).

“Cash Amount” has the meaning set out in Clause 4.3 (and for the purposes of Schedule 6 (Custody Terms) only, includes Custody Cash).

“CFI Safekept Documents” means the documents set out at numbers 5, Sub-Part B and 11, Sub-Part B in Schedule 7 (Safekept Documents).

“Citi Organisation” means each of Citigroup, Inc., Citibank, N.A., Citibank Europe plc, their branches, subsidiaries and affiliates and anyone who succeeds them or to whom they assign their rights.

“Custodian” has the meaning set out in Section 1.1 of the Custody Terms.

“Custody Cash” means any Cash received in connection with the Securities and credited to the Custody Cash Account from time to time.

“Custody Cash Account” has the meaning set out in Clause 3.1(d).

“Custody Instruction” has the meaning set out in Section 1.1 of the Custody Terms.

“Custody Terms” means the terms set out in Schedule 6 (Custody Terms) to this Agreement, any relevant definitions set out in Clause 1.1 of this Agreement and any other clauses of the Agreement specifically referenced in the Custody Terms.

“Delivery Instruction” means a delivery instruction substantially in the form set out in Schedule 2 (Form of Delivery Instruction).

“Escrow Accounts” has the meaning set out in Clause 3.1.

“Escrow Establishment Date” means the date communicated to the Escrow Agent by the Escrow Parties by delivering an Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties no later than three (3) Business Days before the proposed Escrow Establishment Date.

“Escrow Party” means each of IMTIS Holdings, ATTL, Telia Finland, TVF BTIH, CTH and Turkcell Holding.

“Escrow Property” has the meaning set out in Clause 4.4.

“Extension Administration Fee” means the weekly administration fee payable following the date which falls on the same day in the month as, but in the third calendar month following, the Escrow Establishment Date, as set out in the Fee Letter.

“Fee Letter” means the fee letter entered into between the Escrow Agent and the Lead Escrow Parties on or about the date of this Agreement.

“Fees” means the fees agreed in writing between the Escrow Agent and the Lead Escrow Parties, as set out in the Fee Letter, including the Acceptance Fee, the Administration Fee, the Extension Administration Fee and, if applicable, the Utilisation Fee.

“Fifth Agreed Payment” has the meaning set out in Schedule 10 (Agreed Payments).

“First Agreed Payment” has the meaning set out in Schedule 10 (Agreed Payments).

“First Release Documents” means the documents listed in Schedule 7, Part A (First Release Documents), under the heading “First Release Documents” which are received and held by the

Escrow Agent for the Escrow Parties identified in Schedule 7, Part A (First Release Documents), in accordance with this Agreement.

“Force Majeure Event” means any event (including but not limited to an act of God, fire, epidemic, explosion, floods, earthquakes, typhoons; riot, civil commotion or unrest, insurrection, terrorism, war, strikes or lockouts, nationalisation, expropriation, redenomination, or other related governmental actions; Applicable Law of an Authority or supranational body, or regulation of the banking or securities industry, including changes in market rules; or currency restrictions devaluations or fluctuations, market conditions affecting the execution or settlement of transactions or the value of assets; and any breakdown, failure or malfunction of any telecommunications, computer services or systems, or other cause) beyond the control of the relevant Party which materially restricts or prohibits the performance of the obligations of such Party contemplated by this Agreement.

“Fourth Agreed Payment” has the meaning set out in Schedule 10 (Agreed Payments).

“Framework Agreement” means a framework agreement entered into on the date of this Agreement between the Escrow Parties and the other parties thereto.

“Global Settlement Deed” means a deed of settlement and mutual release entered into on the date of this Agreement between the Escrow Parties and the other parties thereto.

“ICC” means the International Chamber of Commerce.

“ICC Rules” means the ICC Arbitration Rules effective 1 March 2017.

“IMTIS Holdings Cash Account” has the meaning set out in Clause 3.1(b).

“IMTIS Holdings Designated Cash Account” means the bank account, denominated in USD in the name of IMTIS Holdings, as notified in writing by IMTIS Holdings to the Escrow Agent in accordance with Clause 3.4.

“Instruction” means any Custody Instruction, Delivery Instruction or Payment Instruction, or any other instruction or communication given pursuant to this Agreement.

“Interest Rate” means the interest rate set out in the Fee Letter.

“Judgment” means any order, judgment, decision or decree issued by a court or tribunal of competent jurisdiction.

“Lead Escrow Parties” means ATTL, TVF BTIH and Telia Finland.

“Long Stop Date” means 15 January 2021.

“Payment Instruction” means the payment instruction substantially in the form set out in Schedule 1 (Form of Payment Instruction).

“Relevant Authorised Representative(s)” means, with respect to:

(a)                                 ATTL, any one Authorised Representative set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives);

(b)                                 IMTIS Holdings, any one Authorised Representative set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives);

(c)                                  Telia Finland, any one Authorised Representative set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives);

(d)                                 TVF BTIH, any two Authorised Representatives set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives) (one of whom shall be a person listed as a first signatory in such table in Part 1 of Schedule 4 and one of whom shall be a person listed as a second signatory in such table in Part 1 of Schedule 4);

(e)                                  CTH, any two Authorised Representatives set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives) (one of whom shall be a person listed as a LetterOne signatory in such table in Part 1 of Schedule 4 and one of whom shall be a person listed as a Cukurova signatory in such table in Part 1 of Schedule 4); and

(f)                                   TH, any three Authorised Representatives set out below its name in the relevant table in Part 1 of Schedule 4 (Authorised Representatives) (one of whom shall be a person listed as a LetterOne signatory in such table in Part 1 of Schedule 4, one of whom shall be a person listed as a Cukurova signatory in such table in Part 1 of Schedule 4  and one of whom shall be a person listed as Telia signatory in such table in Part 1 of Schedule 4).

“Resignation Date” has the meaning set out in Clause 9.4.

“Resignation Notice” has the meaning set out in Clause 9.2.

“Safekeeping Arrangements” has the meaning set out in Clause 3.1.

“Safekept Documents” means the First Release Documents and the Second Release Documents.

“Second Agreed Payment” has the meaning set out in Schedule 10 (Agreed Payments).

“Second Release Documents” means the documents listed in Schedule 7, Part B (Second Release Documents), under the heading “Second Release Documents” which are received and held by the Escrow Agent for the Escrow Parties identified in Schedule 7, Part B (Second Release Documents), in accordance with this Agreement.

“Securities” means any financial asset (other than Cash) from time to time held within the control of the Custodian for the Client under the terms of this Agreement, including any security entitlement or similar interest or right; provided, however, that each financial asset must be: (i) a security dealt in or traded on securities exchanges for which settlement normally occurs in a Clearance System; or (ii) a certificated security in bearer form or registered (or to be registered) in the name of the Custodian or its Agent and transferable by delivery of a certificate with endorsement to a subsequent holder; or (iii) a book-entry security that is publicly offered to investors under applicable law (but settled outside a Clearance System) including, but not limited to an interest in an investment company where the interest is registered in the name of the Custodian or its Agent. Securities do not include other financial assets or physical evidence of such other financial assets including loans, participations, contracts, subscriptions and confirmations, which the Custodian shall accept only on terms as agreed in writing by the Custodian.

“Taxes” means all taxes, levies, imposts, charges, assessments, deductions, withholdings and related liabilities, including additions to tax, penalties and interest imposed under Applicable Law on or in respect of: (i) Securities or Cash (including all payments made by the Escrow Agent to the Client in connection with any Securities or Cash); (ii) the transactions effected under the Custody Terms; or (iii) the Escrow Parties; provided that “Taxes” does not include income or franchise taxes imposed on or measured by the net income of the Escrow Agent or its agents.

“Telia TH Interest SPA” means a share purchase agreement entered into on the date of this Agreement between Telia Finland, TVF BTIH and TWF.

“Third Agreed Payment” has the meaning set out in Schedule 10 (Agreed Payments).

“Total CTH TH Interest SPA” means a share purchase agreement entered into on the date of this Agreement between ATTL, CTH, TVF BTIH and the other parties thereto.

“Turkcell” means Turkcell İletişim Hizmetleri A.Ş.

“Turkcell Holding Custody Account” has the meaning set out in Clause 3.1(e).

“Turkcell Holding Cash Account” has the meaning set out in Clause 3.1(c).

“Turkcell Holding Designated TRY Cash Account” means the bank account denominated in TRY in the name of Turkcell Holding with the following payment details:

Bank name: [***]

Branch name: [***]

SWIFT: [***]

Branch code: [***]

Account no: [***]

Account name: [***]

IBAN no: [***]

“Turkcell Holding Designated USD Cash Account” means the bank account denominated in USD in the name of Turkcell Holding with the following payment details:

Bank name: [***]

Branch name: [***]

SWIFT: [***]

Branch code: [***]

Account no: [***]

Account name: [***]

IBAN no: [***]

“Turkcell Holding Designated Custody Account” means the custody account number 504541-100 in the name of Turkcell Holding maintained with Garanti Yatirim Menkul Kiymetler A.Ş., CRA Registration Number 21 02 68 94.

“Turkcell Interest SPA” means a share purchase agreement entered into on the date of this Agreement between IMTIS Holdings, Turkcell Holding, TVF BTIH and the other parties thereto.

“Turkcell Shares” means the 1,122,000,000.238 ordinary shares owned by Turkcell Holding in the share capital of Turkcell as at the date of this Agreement, as adjusted for stock split, reverse stock split, bonus shares, combination or other recapitalization events.

“TVF BTIH Cash Account” has the meaning set out in Clause 3.1(a).

“TVF BTIH Designated Cash Account” means the bank account, denominated in USD, in the name of TVF BTIH with the following payment details:

Bank name: [***]

Branch name: [***]

SWIFT: [***]

Branch code: [***]

Account no: [***]

Account name: [***]

IBAN no: [***]

“TVF BTIH Safekept Documents” means the documents set out at numbers 5, Sub-Part A and 11, Sub-Part A in Schedule 7 (Safekept Documents).

“Underlying Agreements” means each of:

(a)                                 the Framework Agreement;

(b)                                 the Telia TH Interest SPA;

(c)                                  the Total CTH TH Interest SPA;

(d)                                 the Turkcell Interest SPA; and

(e)                                  the Global Settlement Deed.

“Utilisation Fee” has the meaning set out in the Fee Letter.

“Vault” means the vault maintained by Citibank A.Ş. located at: Inkilap Mah, Yilmaz Plaza, O. Faik Atakan Cad. No:3, 34768 Umraniye, Istanbul, Turkey.

1.2                               Construction

In this Agreement:

(a)                                 the singular includes the plural (and vice versa);

(b)                                 headings are for convenience only and do not affect the construction of this Agreement;

(c)                                  references to Clauses and Schedules are to Clauses and Schedules to this Agreement, and references to Sections are to Sections of the Custody Terms;

(d)                                 reference to any statute, regulation, agreement or document includes amendments and replacements of and supplements to such statute, regulation, agreement or document;

(e)                                  references to any person include successors of such person and its permitted assignees and transferees;

(f)                                   all references to an account include all replacement accounts for such account;

(g)                                  for the avoidance of doubt, the Schedules and Appendices to this Agreement form part of this Agreement; and

(h)                                 any defined term used in this Agreement and not otherwise defined in Clause 1.1 shall have the meaning set out in the Custody Terms.

2.                                      APPOINTMENT

2.1                               The Escrow Parties designate and appoint the Escrow Agent to act as their escrow agent and the Escrow Agent accepts such designation and appointment in accordance with and limited to the terms and conditions of this Agreement. The services of the Escrow Agent shall be provided in accordance with the terms of this Agreement, including (in relation to Securities and Cash held in connection with Securities) the Custody Terms.  Notwithstanding the foregoing, where the Escrow Agent provides custody services in respect of Securities for the purposes of this Agreement, such services shall be provided only in accordance with and subject to the Custody Terms (and the Custody Terms shall not apply to any services other than the custody of Securities (and holding of Custody Cash in connection with Securities) provided under this Agreement), and in the event of any conflict between the Custody Terms and any other provision of this Agreement, the Custody Terms shall prevail.

2.2                               The Escrow Agent shall have no obligation whatsoever to procure or monitor compliance by any of the Escrow Parties with their obligations hereunder or otherwise.

3.                                      ESTABLISHMENT OF ESCROW ACCOUNT

3.1                               The Escrow Agent confirms that it has opened, or will open as soon as reasonably practicable after the execution of this Agreement, the escrow accounts described in this Clause 3.1 (together, the “Escrow Accounts”), and established the safekeeping arrangements, the details of each of which are set out below on the terms of this Agreement. Each account comprising the Escrow Accounts will be opened in the books of the Escrow Agent in the name of the relevant Escrow Party and will be styled:

(a)                                 TVF BTIH Escrow Account, bank account number 12667398, denominated in US dollars, in the name of TVF BTIH (the “TVF BTIH Cash Account”); and

(b)                                 IMTIS Holdings Escrow Account, bank account number 12705907, denominated in US dollars, in the name of IMTIS Holdings (the “IMTIS Holdings Cash Account”); and

(c)                                  Turkcell Holding Escrow Account, bank account number 12644665, denominated in US dollars, in the name of Turkcell Holding (the “Turkcell Holding Cash Account”); and

(d)                                 Turkcell Holding TRY Account, in connection with the Turkcell Holding Custody Account, bank account number 12727765, denominated in Turkish lira, in the name of Turkcell Holding (the “Custody Cash Account”); and

(e)                                  Turkcell Holding Tradeable Shares, custody account number 6012644665 in the name of Turkcell Holding, and Turkcell Holding Non-Tradeable Shares, custody account number 6022644665 in the name of Turkcell Holding  (together, the “Turkcell Holding Custody Account”).

The safekeeping arrangements for the physical custody of the Safekept Documents for each of the Escrow Parties identified in Schedule 7 (Safekept Documents) shall be maintained in accordance with the applicable terms of this Agreement (the “Safekeeping Arrangements”).  The Safekept Documents shall be held in the Vault, and the Escrow Parties acknowledge and agree that the Escrow Agent is authorised to hold the Safekept Documents in the Vault for the purposes of this Agreement.

Payments into the TVF BTIH Cash Account shall be routed as follows:

Correspondent bank:	[***]

Correspondent bank SWIFT:	[***]
Beneficiary bank:	[***]
Beneficiary bank SWIFT:	[***]
Final beneficiary name:	[***]
Final beneficiary account:	[***]

Payments into the IMTIS Holdings Cash Account shall be routed as follows:

Correspondent bank:	[***]
Correspondent bank SWIFT:	[***]
Beneficiary bank:	[***]
Beneficiary bank SWIFT:	[***]
Final beneficiary name:	[***]
Final beneficiary account:	[***]

Payments into the Turkcell Holding Cash Account shall be routed as follows:

Correspondent bank:	[***]
Correspondent bank SWIFT:	[***]
Beneficiary bank:	[***]
Beneficiary bank SWIFT:	[***]
Final beneficiary name:	[***]
Final beneficiary account:	[***]

Payments into the Custody Cash Account shall be routed as follows:

Correspondent bank:	[***]
Correspondent bank SWIFT:	[***]
Beneficiary bank:	[***]
Beneficiary bank SWIFT:	[***]
Final beneficiary name:	[***]
Final beneficiary account:	[***]

3.2                               The Cash Amount and the Custody Cash will bear interest daily at the Interest Rate which will be applied to, respectively, the Cash Accounts and the Custody Cash Account, in accordance with the Escrow Agent’s usual practices.

3.3                               The Escrow Agent holds all Securities credited to the Turkcell Holding Custody Account as custodian (and all Cash credited to the Custody Cash Account) for Turkcell Holding pursuant to the Custody Terms. Notwithstanding that Turkcell Holding is the client of the Escrow Agent under the Custody Terms, the Escrow Agent undertakes to each of the Escrow Parties that it shall:

(a)                                 not release the Securities or any portion thereof (or any Custody Cash or any portion thereof) unless it has received both a Custody Instruction in accordance with Clause 5.1(a)(ii), and a confirmation Instruction in accordance with Clause 5.1(b)(ii) confirming that Custody Instruction, or as otherwise contemplated by this Agreement; and

(b)                                 exercise no voting rights in respect of the Securities but shall provide such assistance with the exercise of voting rights as contemplated in Clause 5.9.

3.4                               IMTIS Holdings undertakes to the Escrow Agent that it will, by way of Instructions signed by its Relevant Authorised Representative (and copied to each other Escrow Party), notify the Escrow

Agent the following payment details as soon as practicable after the IMTIS Holdings Designated Cash Account is opened, and in no event, no later than the Escrow Establishment Date:

Correspondent bank:                   ]

[Correspondent bank SWIFT:                ]

Beneficiary bank:

Beneficiary bank SWIFT:

Final beneficiary name:  [            ]

Final beneficiary account:                [            ]

Reference:     [Reference, if applicable]

The Escrow Agent is entitled to rely on Instructions received in accordance with this Clause 3.4 and such Instructions shall be effective, whether or not, and the Escrow Agent is not obliged to confirm that, IMTIS Holdings has sent a copy of such Instructions to each other Escrow Party.

3.5                               Each Escrow Party undertakes to the Escrow Agent that it will:

(a)                                 provide to the Escrow Agent all documentation, other information and assistance reasonably required by the Escrow Agent from time to time to comply with Applicable Law in relation to the Escrow Accounts and the Safekeeping Arrangements promptly upon request by the Escrow Agent; and

(b)                                 notify the Escrow Agent in writing within thirty (30) days of any change that affects the tax status of such Escrow Party pursuant to Applicable Law.

3.6                               The Escrow Agent does not hold the Safekept Documents as nominee or trustee and shall not be registered as the legal or beneficial holder of the Safekept Documents.

4.                                      ESCROW PROPERTY

4.1                               On the Escrow Establishment Date:

(a)                                 TVF BTIH shall credit the sum of US$196,443,585 into the TVF BTIH Cash Account in accordance with Clause 3.1;

(b)                                IMTIS Holdings shall credit the sum of US$337,099,417 into the IMTIS Holdings Cash Account in accordance with Clause 3.1;

(c)                                  Turkcell Holding shall credit into the Turkcell Holding Cash Account in accordance with Clause 3.1 such sum as shall be notified to the Escrow Agent as soon as practicable following the date of this Agreement and in any event no later than three (3) Business Days before the Escrow Establishment Date by a notice signed by the Relevant Authorised Representative(s) of each of the Escrow Parties;

(d)                                 Turkcell Holding shall transfer, or procure the transfer of, the Turkcell Shares to the Turkcell Holding Custody Account in accordance with the applicable Custody Instruction;

(e)                                  Telia Finland shall procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original Safekept Documents set out at numbers 1 and 7 in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of Telia Finland and identified clearly as comprising, respectively, First Release Documents and Second Release Documents, to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties.  Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

(f)                                   CTH shall procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original Safekept Documents set out at numbers 2 and 8 in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of CTH and identified clearly as comprising, respectively, First Release Documents and Second Release Documents, to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties.  Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

(g)                                  Turkcell Holding shall procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original Safekept Documents set out at numbers 3 and 9 in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of Turkcell Holding and identified clearly as comprising, respectively, First Release Documents and Second Release Documents, to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow

Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties. Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

(h)                                 ATTL shall procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original Safekept Documents set out at numbers 4 and 10 in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of ATTL and identified clearly as comprising, respectively, First Release Documents and Second Release Documents, to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties.  Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

(i)                                     TVF BTIH shall:

(i)                                     procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original TVF BTIH Safekept Documents set out at numbers 5, Sub-Part A and 11, Sub-Part A in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of TVF BTIH and identified clearly as comprising respectively, First Release Documents and Second Release Documents; and

(ii)                                  direct the delivery of, by prior appointment by hand in accordance with Clause 4.5, the original CFI Safekept Documents set out at numbers 5, Sub-Part B and 11, Sub-Part B in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked in the name of CFI and identified clearly as comprising, respectively, First Release Documents and Second Release Documents,

in each case to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties. Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

(j)                                    IMTIS Holdings shall procure the delivery of, by prior appointment by hand in accordance with Clause 4.2, the original Safekept Documents set out at numbers 6 and 12 in Schedule 7 (Safekept Documents), each with its own unique identification number, and in two separate packages each of which is clearly marked with the name of IMTIS Holdings and identified clearly as comprising, respectively, First Release Documents and Second Release Documents, to the Escrow Agent for deposit in the Vault at the below address and, upon receipt of the same, the Escrow Agent shall have no obligation to and shall not check whether what has been delivered corresponds with Schedule 7 (Safekept Documents), but will perform a limited review of the items received by it in order to satisfy itself that, in its reasonable opinion: (i) such items can be lawfully and safely safekept by the Escrow Agent, and (ii) such items appear on their face to have the identification numbers listed in Schedule 7 (Safekept Documents), and if this is not the case will notify the Escrow Parties. Notwithstanding any other terms of this Agreement, the Escrow Agent shall have no obligation to, or liability to any person for any failure to, identify that the documents received correspond to the description of Safekept Documents in Schedule 7 (Safekept Documents).

Citibank A.Ş.

Inkilap Mah

Yilmaz Plaza

O. Faik Atakan Cad. No:3

34768 Umraniye

Istanbul

Turkey

4.2                               For the purposes of delivery of Safekept Documents to the Escrow Agent pursuant to Clause 4.1(d) to (i) above (but excluding Clause 4.1(i)(ii)), each of Telia Finland, CTH, Turkcell Holding, ATTL, TVF BTIH and IMTIS Holdings confirms that it has authorised each of the natural persons listed opposite its name in Schedule 11 (Persons listed for the purposes of Clause 4.2, 5.8 and Clause 16.4(e)) to, and agrees that it shall comply with the above delivery obligations by procuring that one of those listed persons shall, deliver on such Escrow Party’s behalf to the Escrow Agent the

Safekept Documents which such Escrow Party is obliged to deliver in accordance with the above provisions.

4.3                               All amounts deposited and held in the Cash Accounts, including all interest accrued thereon and applied to the Cash Accounts from time to time (but subject to Clause 5.6), shall together form the “Cash Amount”.

4.4                               The Escrow Agent shall receive and hold: (a) Securities in the Turkcell Holding Custody Account (and Custody Cash in the Custody Cash Account) for Turkcell Holding from time to time in accordance with the Custody Terms; and (b) Safekept Documents in the Vault from time to time in accordance with the Safekeeping Arrangements. Securities held in the Turkcell Holding Custody Account (and Custody Cash held in the Custody Cash Account) from time to time, Safekept Documents held in the Vault from time to time, and the Cash Amount, together constitute the “Escrow Property”.

4.5                               For the purposes of delivery of the CFI Safekept Documents to the Escrow Agent pursuant to Clause 4.1(i)(ii) above, TVF BTIH confirms that each of the natural persons listed opposite its name in Schedule 11 (Persons listed for the purposes of Clause 4.2, 5.8 and Clause 16.4(e)) has been authorised by TVF BTIH to, and agrees that it shall direct one of those listed persons to, deliver to the Escrow Agent the CFI Safekept Documents respecting which TVF BTIH is obliged to direct delivery in accordance with the above provisions. For the avoidance of doubt, the Escrow Agent shall have no obligation to, and shall not: (i) provide any services under this Agreement in relation to any Safekept Documents (or any other Escrow Property) not received by the Escrow Agent; or (ii) make any enquiry concerning the reasons for or effect of, or be required to take or refrain from any action under this Agreement (other than a notification in accordance with Clause 4.1(e) to (j)) as result of, any failure to deliver to the Escrow Agent any Safekept Documents (or any other Escrow Property) listed in Schedule 7.

5.                                      OPERATING/RELEASE PROCEDURE

5.1                               Prior to any release by the Escrow Agent of any Cash Amount, Securities and Custody Cash, and Safekept Documents in accordance with Clauses 5.2 and 5.3, the Escrow Parties shall:

(a)                                 at least two (2) Business Days prior to the Business Day on which such release is required, provide to the Escrow Agent, in accordance with Clause 11:

(i)                                     in relation to the Cash Amount (together with any additional Cash) to be released, the Payment Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties;

(ii)                                  in relation to the Securities (and Custody Cash) to be released, a Custody Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties;

(iii)                               in relation to the First Release Documents to be released, a Delivery Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties and identifying clearly that the Delivery Instruction relates to the First Release Documents; and

(iv)                              in relation to the Second Release Documents to be released, a Delivery Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties and identifying clearly that the Delivery Instruction relates to the Second Release Documents; and

(b)                                 by 11am (London time) on the Business Day on which such release is required, provide to the Escrow Agent in accordance with Clause 11, as applicable:

(i)                                     a confirmation Instruction in the form set out in Schedule 3 (Form of Confirmation), signed by the Relevant Authorised Representative(s) of each of the Escrow Parties, which confirms the Delivery Instruction in relation to the First Release Documents which has been provided in accordance with Clause 5.1(a)(iii); or

(ii)                                  a confirmation Instruction in the form set out in Schedule 3 (Form of Confirmation), signed by the Relevant Authorised Representative(s) of each of the Escrow Parties, which confirms the Payment Instruction, Custody Instruction and Delivery Instruction in relation to, respectively, the Cash Amount (together with any additional Cash), Securities (and Custody Cash) and the Second Release Documents which have been provided in accordance with Clauses 5.1(a)(i), 5.1(a)(ii) and 5.1(a)(iv).

5.2                               Subject to Clauses 5.1, 5.3 to 5.8, 6 and 7, the Escrow Agent shall:

(a)                                 promptly following receipt of the relevant confirmation Instruction in accordance with Clause 5.1(b)(i), release the First Release Documents in accordance with the terms of the relevant Delivery Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties;

(b)                                 promptly following receipt of the relevant confirmation Instruction in accordance with Clause 5.1(b)(ii):

(i)                                     release the Cash Amount (together with any additional Cash) or any portion thereof to any designated payee, including an Escrow Party, in accordance with the terms of the Payment Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties;

(ii)                                  release the Securities (and Custody Cash) or any portion thereof to any designated recipient, including an Escrow Party, in accordance with the terms of the relevant Custody Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties; and

(iii)                               release the Second Release Documents in accordance with the terms of the relevant Delivery Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties; and

(c)                                  pay, release, transfer, liquidate or otherwise deal with the Escrow Property or any portion thereof in accordance with (and no later than two (2) Business Days following receipt of), the terms of a Judgment determining the entitlement of any Escrow Party or any other person to the Escrow Property or any portion thereof, provided that such Judgment shall be accompanied by a legal opinion (or such other form of legal advice) satisfactory to the Escrow Agent, acting reasonably, given by counsel for the relevant person requesting such release (or other action) (or such other counsel which is acceptable to the Escrow Agent, acting reasonably) confirming the effect of such Judgment and that such Judgment constitutes a final adjudication in the jurisdiction in which it was issued of the rights and obligations in dispute of the parties thereto by a court or tribunal of competent jurisdiction, that the time for appeal from such Judgment in the jurisdiction in which it was issued has expired without an appeal having been made, and that no further appeal of such Judgment can be made in the jurisdiction in which it was issued.

5.3

(a)                                 The Escrow Agent shall only be required to release such funds or Securities or Safekept Documents or take any other action on a Business Day.

(b)                                 The Escrow Agent shall be under no obligation to release the Escrow Property or any portion thereof or to take any action in relation thereto if it is prevented or prohibited from doing so, or if it is instructed or ordered not to do so, in each case, by the terms of any Judgment with which the Escrow Agent, in its discretion, acting reasonably, determines that the Escrow Agent is required to comply, or if the Escrow Agent is otherwise not legally permitted to do so.

5.4

(a)                                 Any payment by the Escrow Agent under this Agreement will be made without any deduction or withholding for or on account of any Taxes unless such deduction or withholding is required by Applicable Law.

(b)                                 Each Escrow Party shall remain liable for any unpaid Taxes pursuant to Clause 5.4(a) and agrees that it shall pay such Taxes upon notice from the Escrow Agent or any Authority provided that no Escrow Party shall be liable for the Escrow Agent’s Taxes on net profits. If Taxes are paid by the Escrow Agent or any of its affiliates, each Escrow Party agrees that it shall promptly reimburse the Escrow Agent for such payment to the extent not covered by withholding from any payment or debited from the Escrow Accounts in accordance with Clause 5.5.

5.5                               If the Escrow Agent is required to make a deduction or withholding referred to in Clause 5.4, it will not pay an additional amount in respect of that deduction or withholding to the relevant Escrow Party, but shall as soon as reasonably practicable notify that Escrow Party of the deduction or withholding and provide that Escrow Party with a statement showing the amount withheld. If any deductions or withholdings for or on account of Taxes ought to have been made with respect to any prior credit to an Escrow Party by the Escrow Agent, each Escrow Party acknowledges that the Escrow Agent may debit any balance held for that Escrow Party in satisfaction of such prior Taxes and shall as soon as reasonably practicable notify that Escrow Party of the deduction or withholding and provide the Escrow Party with a statement showing the amount withheld.

5.6                               Where credit interest which has accrued but not yet been posted to the Cash Accounts (or Custody Cash Account) is required to be released in accordance with the Payment Instruction delivered under Clause 5.1(a), such interest shall be paid to the account designated therein within five (5) Business Days of the specified payment date.

5.7                               Each Escrow Party:

(a)                                 undertakes to give the Escrow Agent not less than five (5) Business Days’ notice in writing in accordance with Clause 11, signed by the Relevant Authorised Representative(s) of such Escrow Party (or as otherwise agreed with the Escrow Agent), of any amendment to its Authorised Representatives or Call-back Contacts giving the details specified in the relevant part of Schedule 4 (Authorised Representatives and Call-back Contacts). Any such amendment shall take effect upon the expiry of the above notice period (or such shorter period as agreed by the Escrow Agent in its absolute discretion); and

(b)                                 acknowledges and agrees that the Escrow Agent may rely upon the confirmations or responses of anyone purporting to be its Call-back Contact in answering the telephone call-

back of the Escrow Agent and that such Escrow Party shall assume all risks and losses (if any) resulting from such confirmations or responses.

5.8                               For the purposes of delivery of Safekept Documents by the Escrow Agent pursuant to Clause 5.2, each of Telia Finland, CTH, Turkcell Holding, ATTL, TVF BTIH and IMTIS Holdings confirms that it has authorised each of the natural persons listed opposite its name in Schedule 11 (Persons listed for the purposes of Clause 4.2, Clause 5.8 and Clause 16.4(e)) to receive on such Escrow Party’s behalf from the Escrow Agent the Safekept Documents which the Escrow Agent is obliged to deliver to such Escrow Party in accordance with Clause 5.2, and agrees that delivery of such Safekept Documents by the Escrow Agent to one of those listed persons for the benefit of such Escrow Party shall constitute delivery to such Escrow Party for the purpose of such clause.

5.9                               Each Escrow Party acknowledges and agrees that, at any meeting of shareholders of Turkcell which occurs during the term of this Agreement, any voting rights arising in respect of Turkcell Shares at that time credited to the Turkcell Holding Custody Account shall not be exercised by the Escrow Agent (or any third party appointed by the Escrow Agent) but shall be exercised by Turkcell Holding in accordance with Applicable Law and the terms of the Framework Agreement. The Escrow Agent shall have no obligation to, and shall not, take any action to exercise or procure the exercise of any voting rights which may arise in respect of any such Turkcell Shares at such a meeting, but the Escrow Agent shall use reasonable endeavours to provide to Turkcell Holding such documents and information as Turkcell Holding may reasonably request to enable Turkcell Holding to attend such meeting and exercise in full the voting rights arising in respect of such Turkcell Shares.

6.                                      SAFEKEEPING

6.1                               Under the Safekeeping Arrangements, the Escrow Agent shall provide safekeeping services to each of the Escrow Parties identified in Schedule 7 (Safekept Documents). The Escrow Agent confirms that it has in place customary insurance arrangements for a reasonably prudent financial institution providing safekeeping services. Each Safekept Document identified in Schedule 7 (Safekept Documents) will be held by the Escrow Agent for the corresponding Escrow Party identified in Schedule 7 (Safekept Documents). The records of the Safekept Documents maintained by the Escrow Agent will indicate that the Safekept Documents do not belong to the Escrow Agent and are segregated from the Escrow Agent’s assets.  The Escrow Agent is not acting under this Agreement as an investment manager, trustee, nor as an investment, legal or tax adviser to any Escrow Party for which it holds Safekept Documents, and the Escrow Agent’s duty in respect of the Safekept Documents is solely to safekeep the Safekept Documents in accordance with the applicable terms of this Agreement.

6.2                               Each of the Escrow Parties authorises the Escrow Agent to do all such things as may be reasonably necessary to perform its obligations under this Agreement without any instructions from any Escrow Party (except where Instructions are required under this Agreement), including without limitation signing any documentation specifically required under Applicable Law. Unless relevant terms and procedures have been separately agreed between the Escrow Agent and an Escrow Party for whom the Escrow Agent holds Safekept Documents, the Escrow Agent shall have no obligation to, and shall not, procure the exercise of any rights (whether voting rights, corporation action rights or otherwise) arising in connection with such Escrow Party’s Safekept Documents.

6.3                               Each Escrow Party for whom the Escrow Agent holds Safekept Documents shall be solely responsible, in respect of itself, for all filings, tax returns and reports on any transactions in respect of any of its Safekept Documents or otherwise relating to any of its Safekept Documents as may be required by any relevant authority, governmental or otherwise.

7.                                      ESCROW AGENT

7.1                               To induce the Escrow Agent to act hereunder, it is further agreed by each Escrow Party that:

(a)                                 the Escrow Agent shall not be under any duty to give the Cash Amount or Custody Cash any greater degree of care than it gives to amounts held for its general banking customers;

(b)                                 none of the Cash Accounts or the Custody Cash Account may go into overdraft, and neither the Escrow Agent nor any of its officers, employees or agents shall be required to make any payment or distribution to the extent that the Cash Amount or Custody Cash is insufficient and shall incur no liability whatsoever from any non-payment or non-distribution in such circumstances;

(c)                                  the Escrow Parties unconditionally agree to the use of any form of telephonic or electronic monitoring or recording by the Escrow Agent according to the Escrow Agent’s standard operating procedures or as the Escrow Agent, acting reasonably, deems appropriate for security and service purposes, and that such recording may be produced as evidence in any proceedings brought in connection with this Agreement;

(d)                                 (i)                                      neither the Escrow Agent nor any of its officers, employees or agents shall be liable to any person or entity including but not limited to the Escrow Parties for any loss, liability, claim, debts, action, damages or expenses arising out of or in connection with its performance of or its failure to perform any of its obligations under this Agreement (other than the Custody Terms) save as are caused by its own gross negligence, wilful default or fraud;

(ii)                                  the Escrow Agent shall not be responsible for any loss or damage, or failure to comply or delay in complying with any duty or obligation under or pursuant to this Agreement arising as a result of any Force Majeure Event or any event where, in the opinion of the Escrow Agent, acting reasonably, performance of any duty or obligation under or pursuant to this Agreement would or may result in the Escrow Agent being in breach of Applicable Law or any Judgment, or practice, request, direction, notice, announcement or similar action of any relevant Authority, stock exchange or self-regulatory organisation to which the Escrow Agent is subject (including, without limitation, those of: (i) the European Union; (ii) the United States of America or any jurisdiction forming a part of it; (iii) the Republic of Turkey; (iv) England and Wales; and (v) the British Virgin Islands) and the Escrow Agent may without liability do anything which is, in its opinion, acting reasonably, necessary to comply with any such law, rule or regulation;

(iii)                               in the case of a Force Majeure Event or other event contemplated by Clause 7.1(d)(ii), the obligations of the Escrow Agent will be suspended for so long as the Force Majeure Event or other event as aforesaid continues (and neither it nor any member of the Citi Organisation shall become liable for any loss or damage arising out of, or any consequence of, such suspension). The Escrow Parties agree that neither the Escrow Agent nor any member of the Citi Organisation is responsible or liable for any action taken to comply with sanctions or government requirements. Upon the occurrence of any Force Majeure Event, to the extent allowed by applicable law, the Escrow Agent shall use its reasonable efforts to minimise the effect of the Force Majeure Event on the Escrow Parties. The Escrow Agent confirms that it maintains and regularly tests disaster recovery plans and contingency back-up services which meet the standards to be expected of an internationally regulated financial institution; and

(iv)                              the Escrow Agent shall be under no obligation to monitor the potential future impact on its obligations hereunder of any actual or potential Force Majeure Event.  Without prejudice to the preceding sentence:

(A)                               if the Escrow Agent (in its capacity as such) has identified such a potential future impact; or

(B)                               if any Escrow Party has, acting reasonably, by notice to the Escrow Agent requested the Escrow Agent to confirm if it has identified such a potential future impact,

then the Escrow Agent shall, to the extent allowed by applicable law, promptly notify the Escrow Parties if, as applicable: (i)  it believes, acting in good faith, that it will, or expects that it will, be unable to comply in full with any of its material obligations under this Agreement for reasons related to the actual or potential Force Majeure Event (whether related to the COVID-19 virus or any other Force Majeure Event) (and, having provided such notification, shall notify the Escrow Parties of any material change to the circumstances which gave rise to such notification); or (ii) that it has not identified such a potential future impact; and

(v)                                 notwithstanding the foregoing, under no circumstances will the Escrow Agent be liable to any Party or any other person for any indirect, incidental, or consequential loss or damage (being, inter alia, loss of business, goodwill, opportunity or profit) even if advised of such loss or damage;

(e)                                  without prejudice to Clause 7.1(f), the Escrow Agent shall not be obliged to make any payment or otherwise to act on any Instruction notified to it under this Agreement if it is unable:

(i)                                     to verify any signature pursuant to any request or Instruction against the specimen signature provided for the Relevant Authorised Representative(s) hereunder; or

(ii)                                  to validate the authenticity of the request by telephoning a Call-back Contact who has not executed the relevant request or Instruction as an Authorised Representative of the relevant Party;

(f)                                   subject to Clause 7.1(g), the Escrow Agent shall be entitled to rely upon any Judgment, award, certification, demand, notice, or other written instrument (including any Instruction or any requirement and/or request for information delivered by a person or Authority referred to in Clause 7.4) delivered to it hereunder without being required to determine its authenticity or the correctness of any fact stated therein or the validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorised to do so;

(g)                                  the Escrow Parties acknowledge that:

(i)                                     the Escrow Agent is authorised to rely conclusively upon any Instruction received by any means agreed hereunder or otherwise agreed by all Parties if it believes in good faith that such Instruction has been executed in compliance with the requirements of this Agreement; and

(ii)                                  notwithstanding any other provision hereof, the Escrow Agent shall have the right to refuse to act on any Instruction where, acting reasonably, it doubts its contents, authorisation, origination or compliance with this Agreement and will promptly notify the Escrow Parties of its decision;

(h)                                 the Escrow Agent may consult lawyers (or other appropriate professional advisers) in connection with this Agreement and hereby agrees to disclose, where legally permissible, a summary of the advice on which it intends to rely to the Escrow Parties upon request. Without prejudice to Clauses 7.1(d)(i) the Escrow Agent shall not be liable for any action taken or omitted in accordance with such advice (in the absence of such advice containing a material manifest error);

(i)                                     this Clause 7.1(i), Clause 7.1(d), Clause 7.1(f) and Clause 7.1(g) above and Clause 7.4, Clause 10.2(a), Clause 12.4(a), Clause 13, Clause 14, Clause 15, Clause 16, Clause 17 and Sections 5.1.2, 5.1.3, 5.1.8, 6. 7.4, 8.4.2, 10 and 11 of the Custody Terms, shall survive notwithstanding any termination of this Agreement or the Custody Terms or the resignation or replacement of the Escrow Agent, except that the survival of Clause 14 is limited as set out in Clause 14.8; and

(j)                                    in the event of:

(i)                                     adverse or conflicting claims, demands or Instructions being made, threatened or given in connection with the Escrow Property; or

(ii)                                  the Escrow Agent in good faith concluding that its duties hereunder are unclear in a material respect,

the Escrow Agent shall be entitled, in its sole discretion, to refuse to comply with any claims, demands or Instructions with respect to the Escrow Property either;

(a)                                 for so long as such adverse or conflicting claims, demands or Instructions continue; or

(b)                                 until the Escrow Agent’s duties have been clarified to the satisfaction of the Escrow Agent (acting reasonably),

and the Escrow Agent shall not be or become liable in any way to an Escrow Party for failure or refusal to comply with such claims, demands or Instructions and the Escrow Agent shall be entitled: (i) to refuse to act; and (ii) to retain the Escrow Property until required to release it in accordance with Clause 5.2(c).

7.2                               If the Escrow Agent is required to deliver the Safekept Documents or any part thereof to any Escrow Party pursuant to and in accordance with this Agreement, it shall do so (as directed by the recipient of the Safekept Documents) either:

(a)                                 in person at the location identified in the definition of “Vault” by prior appointment; or

(b)                                 via international courier to the relevant address specified in Clause 11.

The Escrow Agent shall have no additional duties in this regard and shall not be liable to any person for any cost, loss or liability which may result from this form of delivery or from the loss or destruction of any Safekept Documents that may result therefrom. The Escrow Agent shall not under any circumstances be required to insure any Safekept Documents being so delivered and the risk of any loss or destruction of such Safekept Documents shall be borne by the Escrow Party to whom such Safekept Documents are to be delivered.

7.3                               The Escrow Agent shall not be responsible for the legality, validity, binding nature or enforceability of any Safekept Documents or any other document delivered to it pursuant to and in accordance with this Agreement and shall have no liability to any person if any such Safekept Documents or other such document is not legal, valid, binding or enforceable.

7.4                               Notwithstanding any other terms of this Agreement:

(a)                                  Each Escrow Party acknowledges, and where required by Applicable Law consents to, the processing (as data controller), transfer and disclosure by the Escrow Agent, to the extent necessary for the purpose of its performance of this Agreement and in accordance with any Applicable Law, of any information relating to or provided by that Escrow Party (including banking secrets, personal data and other confidential information).

(a)                                 An Authorised Recipient may transfer and disclose any such information as is required or requested by any court, legal process, Applicable Law or Authority, including an auditor of an Escrow Party and including any payor or payee as required by Applicable Law, and may use (and its performance will be subject to the rules of) any communications, clearing or payment systems, intermediary bank or other system.

(b)                                 Each Escrow Party acknowledges that the transfers permitted by this Clause 7.4 may, subject to compliance with Applicable Law, include transfers to jurisdictions which do not have strict data protection or data privacy laws.

(c)                                  Each Escrow Party represents that it has provided to and secured from any person regarding whom it has provided information (including any personal data) to the Escrow Agent any notices, consents and waivers necessary to permit the processing, transfer and disclosure of that information as permitted by this Clause 7.4 and that it will provide such notices and secure such necessary consents and waivers in advance of providing similar information (including any personal data) to the Escrow Agent in the future.

8.                                      REPRESENTATIONS AND WARRANTIES

8.1                               Each Escrow Party severally and with respect to itself represents and warrants to the Escrow Agent that:

(a)                                 it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation, and is not insolvent or subject to any insolvency procedure;

(b)                                 it has the power to enter into and perform its obligations under this Agreement which constitutes its legally binding and enforceable obligations;

(c)                                  this Agreement and the underlying transaction to which it relates will not conflict in any material respect with:

(i)                                     laws, regulations or any official or judicial order or control applicable to it;

(ii)                                  its constitutional documents; or

(iii)                               any agreement to which it is a party or which is binding upon it or its assets;

(d)                                 save for, in the case of TVF BTIH, any and all rights of sovereign immunity (whether characterized as state immunity, sovereign immunity, act of state or otherwise) as to it or any of its property under the laws of the Republic of Turkey, neither it nor any of its assets enjoys a right of immunity from set off, proceedings or execution in respect of its obligations under this Agreement and each Instruction;

(e)                                  all governmental and other consents and/or approvals that are required to be obtained by it with respect to this Agreement or payments under it, including but not limited to all exchange control approvals from a central bank or other similar authority have been (or will be prior to the Escrow Establishment Date ) obtained and are (or will be prior to the Escrow Establishment Date) in full force and effect and all conditions of any consents and/or approvals have been complied with (or will be prior to the Escrow Establishment Date);

(f)                                   if it is an Escrow Party for whom the Escrow Agent holds Safekept Documents, it shall at all times, be entitled or otherwise duly authorised to deal with all or any of the Safekept Documents held for it by the Escrow Agent as envisaged in this Agreement; and

(g)                                  if it is an Escrow Party for whom the Escrow Agent holds Safekept Documents, all Safekept Documents held for it by the Escrow Agent shall be free from all liens, charges and other encumbrances, or all liens, charges and other encumbrances to which they are subject shall have been waived or suspended.

8.2                               The Escrow Agent represents and warrants to each Escrow Party that:

(a)                                 it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation, and is not insolvent or subject to any insolvency procedure; and

(b)                                 it has the power to enter into and perform its obligations under this Agreement which constitutes its legally binding and enforceable obligations.

8.3                               Each Escrow Party acknowledges and agrees that it has read and understood the information set out in Schedule 5 (Regulatory Statements And Provisions).

9.                                      REPLACEMENT OF ESCROW AGENT

9.1                               The Escrow Parties, acting jointly, may at any time replace the Escrow Agent by giving: (a) written notice in accordance with Clause 11 to such effect; and (b) details of such replacement including the account details of such replacement to the Escrow Agent.

9.2                               The Escrow Agent may at any time resign for any reason by giving written notice (a “Resignation Notice”) to such effect to the Escrow Parties, such resignation to take effect in accordance with Clause 9.4. On receipt of a Resignation Notice the Escrow Parties shall, acting jointly, appoint a replacement as soon as practicable and in any event within sixty (60) days of receipt (or deemed receipt) by them of a Resignation Notice hereunder (the “Successor Appointment Period”) by giving (a) written notice in accordance with Clause 11 to such effect; and (b) details of such replacement including the details of such replacement to the Escrow Agent.

9.3                               Within five (5) Business Days of receipt of written notice and details in accordance with Clauses 9.1 or 9.2 the Escrow Agent shall transfer the Escrow Property to such replacement escrow agent. If by the last day of the Successor Appointment Period the Escrow Agent has not received written notice that a replacement has been appointed the Escrow Agent may at any time take any steps it deems appropriate to appoint the same.

9.4                               The resignation of the Escrow Agent will take effect on the date of the transfer of the Escrow Property pursuant to Clause 9.3 (such date being the “Resignation Date”).

9.5                               From the end of the Successor Appointment Period until the Resignation Date the Escrow Agent shall not be obliged to (but may, in its absolute discretion) act in accordance with any Instruction.

10.                               FEES AND EXPENSES

10.1                        In consideration of the performance of its roles as Escrow Agent and Custodian under this Agreement:

(a)                                 each Lead Escrow Party shall pay one-third of the total aggregate Fees, excluding any Utilisation Fee, to the Escrow Agent and shall be jointly and severally liable for each such payment by each other Lead Escrow Party;

(b)                                 TVF BTIH shall pay to the Escrow Agent in full any Utilisation Fee payable in respect of the TVF BTIH Cash Account as specified in any invoice sent by the Escrow Agent to TVF BTIH from time to time;

(c)                                  ATTL shall pay to the Escrow Agent in full any Utilisation Fee payable in respect of the IMTIS Holdings Cash Account as specified in any invoice sent by the Escrow Agent to ATTL from time to time; and

(d)                                 Turkcell Holding shall pay to the Escrow Agent in full any Utilisation Fee payable in respect of the Turkcell Holding Cash Account as specified in any invoice sent by the Escrow Agent to Turkcell Holding from time to time.

10.2                        In addition to the Fees payable under Clause 10.1:

(a)                                 the Escrow Parties shall jointly and severally on demand, indemnify and keep the Escrow Agent (and, without limitation, its directors, officers, agents and employees) indemnified and hold each of them harmless from and against any and all losses, liabilities, claims, Taxes, debts, actions, damages, fees and expenses, (including the properly incurred fees and disbursements of professional advisers, including lawyers, engaged by the Escrow Agent), arising out of or in connection with this Agreement (including, without limitation, in connection with any matter described in Clause 9 and sub-clause (b) below, or the Custody Terms), including as a result of the Escrow Agent’s appointment or the performance of its role under this Agreement, save as are caused by the Escrow Agent’s own gross negligence, wilful default or fraud;

(b)                                 Without prejudice to the joint and several liability pursuant to Clause 10.2(a), the Escrow Parties shall be jointly and severally liable to pay to the Escrow Agent: (i) all out-of-pocket expenses properly incurred by the Escrow Agent in performance of its role under this Agreement (including, but not limited to, all legal fees, stamp and other documentary duties or Taxes and expenses incurred in connection with the preparation and negotiation of this Agreement) and/or expenses of any transfers of all or part of the Escrow Property including but not limited to charges imposed by any banks or other third parties in relation to any such transfer; and (ii) additional remuneration at the Escrow Agent’s prevailing rate from time to time if: (y) the Escrow Agent is required to undertake work which it considers, acting reasonably, to be of an extraordinary nature; and (z) the Escrow Agent has, to the extent reasonably practicable, given each Escrow Party prior notice of the Escrow Agent’s intention to charge such additional remuneration. The Parties acknowledge that work of an extraordinary nature includes, without limitation:

(i)            involvement by the Escrow Agent in any disputes between the Parties relating to this Agreement or the Escrow Property (excluding any dispute brought by the Escrow Agent against the Escrow Parties (or any of them), or brought by the Escrow Parties (or any of them) against the Escrow Agent, to the extent that the Escrow Agent has in such dispute been determined to be at fault and liable under the terms of this Agreement by a Judgment which constitutes a final adjudication in the jurisdiction in which it was issued of such dispute by a court or tribunal of competent jurisdiction, and respecting which Judgment the time for appeal in the jurisdiction in which it was issued has expired without an appeal having been made and no further appeal of such Judgment can be made in the jurisdiction in which it was issued);

(ii)           material discussions as to the interpretation of this Agreement or Applicable Law;

(iii)          involvement in or association with any legal or regulatory proceedings between the Parties relating to this Agreement (excluding any dispute brought by the Escrow Agent against the Escrow Parties (or any of them), or brought by the Escrow Parties (or any of them) against the Escrow Agent, to the extent that the Escrow Agent has in such dispute been determined to be at fault and liable under the terms of this Agreement by a Judgment which constitutes a final adjudication in the jurisdiction in which it was issued of such dispute by a court or tribunal of competent jurisdiction, and respecting which Judgment the time for appeal in the jurisdiction in which it was issued has expired without an appeal having been made and no further appeal of such Judgment can be made in the jurisdiction in which it was issued);

(iv)          issues arising out of an insolvency or similar procedure relating to an Escrow Party;

(v)           material amendments to this Agreement proposed by the Escrow Parties (or any of them), or proposed by the Escrow Agent to facilitate compliance with any Applicable Law, or work associated with the review and/or execution of any additional documentation not in the contemplation of all of the Parties at the date of this Agreement

10.3                        All amounts of whatever nature payable to, and recoverable by, the Escrow Agent pursuant to the terms of this Agreement shall be payable, without set-off or counterclaim, by the relevant Escrow Party:

(a)                                 in the case of the Escrow Agent’s Fees within thirty (30) days; and

(b)                                 in the case of any other sum due to the Escrow Agent within ten (10) days;

of, in each case, the date of the relevant invoice.

10.4                        Save as set out in Clause 5.4 and Section 14 of the Custody Terms, the Escrow Agent shall not be entitled to debit any Cash Account or Custody Cash Account in order to satisfy any fees or expenses to which it is entitled under this Agreement.

10.5                        If the Escrow Agent resigns in accordance with Clause 9.2, the Escrow Agent shall promptly pay an amount equal to one third of the Reimbursement Amount to each Lead Escrow Party, except that no Reimbursement Amount shall be payable where the Escrow Agent has resigned in accordance with Clause 9.2 as a result of Applicable Law, the impact of sanctions, or a material or repeated breach of this Agreement or any act of bad faith by any of the Escrow Parties.

10.6                        In Clause 10.5, “Reimbursement Amount” means, if the effective date of the Escrow Agent’s resignation is:

(a)                                 after the date of this Agreement but prior to the Escrow Establishment Date, an amount equal to fifty (50) per cent of the Acceptance Fee which has been received by the Escrow Agent as at the effective date of the Escrow Agent’s resignation; or

(b)                                 on or within the three (3) month period following the Escrow Establishment Date, an amount equal to fifty (50) per cent of the Administration Fee which has been received by the Escrow Agent as at the effective date of the Escrow Agent’s resignation; or

(c)                                  after the end of the three (3) month period following the Escrow Establishment Date, an amount equal to fifty (50) per cent of the Extension Administration Fees which have been received by the Escrow Agent as at the effective date of the Escrow Agent’s resignation.

11.                               NOTICES

11.1                        Any Instruction and any communication under Clauses 9.1 and 9.2 shall only be sent in ‘PDF’ format (or equivalent acceptable to the Escrow Agent) via e-mail to the Escrow Agent’s e-mail address set out in Clause 11.3.

11.2                        Amendments to Schedule 4 (Authorised Representatives and Call-back Contacts) or any communication under Clause 5.7 shall only be sent in original form delivered either in person or by post to the Escrow Agent’s address set out in Clause 11.3.

11.3                        All communications required pursuant to this Agreement shall be in writing, in English, and may (subject to Clauses 11.1 and 11.2) be given or made in person, by post or via e-mail communication addressed to the respective Party as follows:

(a)                                 if to an Escrow Party, in accordance with the details specified for that Escrow Party in Schedule 8 (Notice Details), or such other details as such Escrow Party may notify to each other Party by not less than five (5) Business Days’ notice;

(b)                                 if to the Escrow Agent:

Citigroup Centre,

Canada Square,

Canary Wharf,

London E14 5LB,

United Kingdom

Attention:          Specialised Agency Group

E-mail (for Payment Instructions): [****]

E-mail (for Custody Instructions): [****]

E-mail (for Delivery Instructions): [****]

E-mail (for general correspondence): [****]

or such other details as the Escrow Agent may notify to each Party by not less than five (5) Business Days’ notice.

11.4                        Except as provided below, any communication in connection with this Agreement will be deemed to be given as follows:

(a)                                 if delivered in person, or via international courier, at the time of delivery;

(b)                                 if posted, two (2) Business Days after being deposited in the post, postage prepaid, in a correctly addressed envelope; and

(c)                                  if by e-mail or any other electronic communication, when received in legible form.

11.5                        A communication received on a non-Business Day or after close of business on a Business Day in the place of receipt will only be deemed to be given on the next Business Day in that place.

11.6                        Notwithstanding the provisions of Clause 11.4, communication to the Escrow Agent will only be effective on actual receipt by the Escrow Agent.

12.                               GENERAL

12.1                        This Agreement shall be binding upon and inure solely for the benefit of the Parties and their respective successors and assigns.  Other than as expressly contemplated in this Agreement, no Escrow Party may transfer or assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties. The Escrow Agent may transfer and/or assign any of its rights or obligations under this Agreement to any Citi Organisation without the consent of any Escrow Party and otherwise shall not transfer and/or assign any of its rights or obligations under this Agreement without the prior written consent of the Escrow Parties.

12.2                        All changes and modifications to be made to this Agreement shall be valid only if they are made in writing and signed by each Party and/or its Relevant Authorised Representative(s), except for changes or modifications to factual details relating to an Escrow Party: (i) in respect of the Cash Accounts and the Custody Cash Accounts; or (ii) in Clause 11 (Notices), Schedule 1 (Form of Payment Instruction) (save for changes to the particular accounts to or from which such payments are to be made), Schedule 2 (Form of Delivery Instruction) (save for changes to the particular Escrow Parties to or from whom such property is to be delivered), Schedule 3 (Form of Confirmation), Schedule 4 (Authorised Representatives and Call-back Contacts), Appendix 2 (Form of Custody Instruction) to Schedule 6 (Custody Terms), Schedule 8 (Notice Details), Schedule 9 (Process Agents) or Schedule 11 (Persons listed for the purposes of Clause 4.2, 5.8 and Clause 16.4(e)), which may be amended by that Escrow Party by sending notice to the Escrow Agent, with a copy of such notice to each other Escrow Party, in accordance with Clause 11. The Escrow Agent is entitled to rely on a notice of changes permitted by the preceding sentence from an Escrow Party, and (subject to any other timeframe specified in this Agreement) such notice shall be effective to make such changes two Business Days after the Business Day on which it is received by the Escrow Agent, whether or not, and the Escrow Agent is not obliged to confirm that, such Escrow Party has sent a copy of such notice to each other Escrow Party. The Escrow Agent shall not be bound by any modification of this Agreement, including the transfer of any interest hereunder, unless such modification is in writing and signed by the Escrow Agent.

12.3                        A waiver of rights under this Agreement may only be granted by the Party whose rights are being waived and shall be notified to the other Parties in writing in accordance with Clause 11. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision and any extension of time for the performance of any obligation shall not be deemed to be an extension of time for the performance of any other obligation.

12.4                        (a)                                 This Agreement and the Fee Letter contain the whole agreement between the Escrow Agent, on the one hand, and the Escrow Parties, on the other hand, relating to the subject matter of this Agreement and the Fee Letter at the date of this Agreement and the Fee Letter to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement and the Fee Letter.

(b)                                 Nothing in this Agreement constitutes an amendment, waiver or exercise of any right or power under any Underlying Agreement.

(c)                                  The Escrow Agent shall not be bound by the provisions of any Underlying Agreement, whether or not such agreement has been previously disclosed to the Escrow Agent.

(d)                                 Each Party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

(e)                                  No printed or other matter in any language (including, without limitation, prospectuses, notices, reports and promotional material) which mentions the name of the Escrow Agent or the rights, powers, or duties of the Escrow Agent shall be publicly issued by any Escrow Party or on its behalf unless the Escrow Agent has given its express written consent thereto (such consent not to be unreasonably withheld where such publication is required by Applicable Law), but the Escrow Agent hereby gives its express written consent to any reference to the name of the Escrow Agent or the rights, powers, or duties of the Escrow Agent which is included in any Section 13D filing made with the Securities and Exchange Commission in the United States by or on behalf of any Escrow Party.

(f)                                   Except as provided hereunder and except to the extent required otherwise under Applicable Law:

(i)            the obligations and duties of the Escrow Agent are binding only on the Escrow Agent and are not obligations or duties of any other Citi Organisation; and

(ii)           the respective rights of an Escrow Party with respect to the Escrow Agent extend only to the Escrow Agent and, except to the extent required under Applicable Law, do not extend to any other Citi Organisation.

12.5                        If a provision of this Agreement (including, for the avoidance of doubt, the Custody Terms) or Instruction is or becomes illegal, invalid or unenforceable in any jurisdiction, then that shall not affect the validity or enforceability in that jurisdiction of any other provision of this Agreement, or the respective Instruction, as the case may be.

12.6                        This Agreement and any Instruction may be executed in any number of counterparts, each having the same effect as if the signatures on the counterparts were on a single copy of this Agreement or such Instruction, as the case may be, and the counterparts shall together constitute one and the same instrument. Where two or more Authorised Representatives of the same Escrow Party execute any Instruction on behalf of such Escrow Party in accordance with the terms of this Agreement, such Authorised Representatives need not sign the same counterpart.

12.7                        A person who is not party to this Agreement may not enforce its terms under the Contracts (Rights of Third Parties) Act 1999.  Further, notwithstanding any term of this Agreement, the consent of any third party is not required for any variation (including any release or compromise of any liability under) or termination of this Agreement, and any such variation, waiver or termination may be made without regard for the interests of any third party.  The Escrow Parties agree that no third party may rely on this Agreement to any extent whatsoever.

13.                               GOVERNING LAW AND ARBITRATION

13.1                        This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

13.2                        Any dispute, controversy or claim, be it contractual or non-contractual, arising out of or in connection with this Agreement shall be referred to and finally resolved by arbitration under the ICC Rules, which are deemed to be incorporated by reference into this Clause 13.2.

(a)                                 The number of arbitrators shall be three (3), appointed in accordance with the ICC Rules, except that the third arbitrator, who shall act as chairman of the tribunal, shall be chosen by the two arbitrators chosen by or on behalf of the parties. If he is not chosen and appointed within fifteen (15) days of the date on which the later of the two-party appointed arbitrators is appointed, he shall be appointed by the International Court of Arbitration of the ICC.

(b)                                 The seat of the arbitration shall be London, England.

(c)                                  The arbitration shall be conducted in the English language.

(d)                                 A Party submitting a Request for Arbitration (as such term is used in the ICC Rules) or initiating a counterclaim in proceedings commenced under this Clause 13.2 shall promptly give notice to each of the Parties to this Agreement and provide a copy of the Request for Arbitration or notice of counterclaim. Any Party so notified which wishes to make any application (including an application by that Party to be joined as a party to the arbitration) pursuant to Article 7 or Article 10 of the ICC Rules may do so within thirty (30) days (or such other period of time as may be fixed by the International Court of Arbitration of the ICC) of the receipt of such notice.

(e)                                  For the purposes of Article 7 of the ICC Rules, each of the Parties irrevocably agrees:

(i)            to be joined as an additional party to an arbitration commenced pursuant to this Clause 13.2; and

(ii)           to the joinder of any other Party as an additional party to an arbitration commenced under this Clause 13.2, be the application for joinder made before or after the confirmation or appointment of any arbitrator.

(f)                                   For the purposes of Article 10 of the ICC Rules, each of the Parties irrevocably agrees that the International Court of Arbitration of the ICC may at the request of a party pursuant to Clause 13.2(d) above consolidate an arbitration proceeding arising under this Clause 13.2 (the “Existing Dispute”) with any other arbitration arising under this Clause 13.2 which raises questions of fact or law which are substantially the same as those to be determined in the Existing Dispute (the “Related Dispute”) provided that the International Court of Arbitration of the ICC determines that:

(i)            it would be just and equitable and procedurally efficient to do so; and

(ii)           no party to either the Existing Dispute or the Related Dispute would be materially prejudiced as a result.

(g)                                  It is agreed that the arbitrators shall have no authority to award exemplary or punitive damages of any type under any circumstances whether or not such damages may be available under the applicable law, each of the Parties hereby waiving their right, if any, to recover such damages.

(h)                                 The Parties agree that the arbitrators shall have power to award on a provisional basis any relief that they would have power to grant on a final award.

(i)                                     This arbitration clause, including its validity and scope, shall be governed by English law.

(j)                                    Without prejudice to the powers of the arbitrators provided by the ICC Rules, statute or otherwise, the arbitrators shall have power at any time, on the basis of written evidence and the submissions of the parties alone, to make an award in favour of the claimant (or the respondent if a counterclaim) in respect of any claims (or counterclaims) to which there is no reasonably arguable defence, either at all or except as to the amount of any damages or other sum to be awarded.

(k)                                 Nothing in this Clause 13.2 shall be construed as preventing any Party from seeking conservatory or similar interim relief in any court of competent jurisdiction nor shall anything in this Clause 13.2 prohibit a Party from bringing an action to enforce a money judgment in any other jurisdiction.

(l)                                     The Parties agree that the arbitration and any facts, documents, awards or other information related to or created for the purpose of the arbitration or the dispute, controversy or claim to which it relates shall be kept strictly confidential and shall not be disclosed to any third party without the express written consent of the other Parties, unless such disclosure is required to comply with any legal or regulatory requirement, to protect or pursue a legal right, or to enforce or challenge an arbitral award in legal proceedings before a state court or other legal authority.

13.3                        Without prejudice to any other mode of service allowed under any applicable law, each Escrow Party confirms that it has appointed as its agent for service of process, and that the documents which start or are otherwise required to be served in relation to any proceedings before the English courts or (to the extent applicable) any arbitral tribunal in connection with this Agreement may be served on the person specified in Schedule 9 (Process Agents) in relation to such Escrow Party. Each Escrow Party shall, if the appointment of its process agent identified in Schedule 9 (Process Agents) ceases to be effective, immediately appoint a further person in England to accept service of process on its behalf in England and notify the other Parties of the name and address of such further person.  Failing such appointment within thirty (30) days, the Escrow Agent shall be entitled to appoint such further person as process agent of the relevant Escrow Party and notify the other Parties of the name and address of such process agent.

14.                               CONFIDENTIALITY

14.1                        In this Clause 14:

(a)                                 “Affiliate” means, with respect to the Disclosing Parties, a person:

(i)            in the case of ATTL, each person that, directly or indirectly, through one or more intermediaries, is Controlled by LetterOne Investment Holdings S.A.; and

(ii)           in the case of any other person, each person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such person, provided always that, none of the Republic of Turkey, the Turkish state, the government of the Republic of Turkey from time to time, Turkcell Holding, any subsidiary of Turkcell Holding or Turkcell shall be regarded as being an Affiliate of any Disclosing Party for the purposes of this Clause 14.

(b)                                 “Confidential Information” means all information in whatever form (including, without limitation, written, oral, visual or electronic form) relating to (i) this Agreement, any Underlying Agreement or any transaction contemplated by this Agreement or any Underlying Agreement, (ii) Turkcell, its Group or their respective businesses, affairs or assets, or (iii) in relation to a Disclosing Party, such Disclosing Party, its Group or their respective businesses, affairs or assets, as the case may be, that is disclosed, whether before or after the date of this Agreement, by or on behalf of a Disclosing Party Connected Person to a Receiving Party Connected Person or which otherwise comes to the attention of any Receiving Party Connected Person with respect to the performance of the Receiving Party’s obligations under this Agreement, and will include any analyses, compilations, studies and other data and materials prepared by any Receiving Party Connected Person that contain or incorporate any such information; provided, however, that Confidential Information shall not include information:

(i)            that is generally available to the public or becomes known to the public other than as a result of disclosure by any Receiving Party Connected Person contrary to the terms of this Clause 14;

(ii)           that was already known to any Receiving Party Connected Person (other than as a result of Confidential Information previously having been provided to any such Receiving Party Connected Person) and is not subject to any confidentiality or similar restriction;

(iii)          that was disclosed to any Receiving Party Connected Person by a third party which, to the Receiving Party Connected Person’s reasonable knowledge and belief, is not required to maintain the confidentiality of such information;

(iv)          that was independently developed by the Receiving Party Connected Person; or

(v)           to the extent the Disclosing Parties have given their prior written consent (or, as the case may be, the relevant Disclosing Party to whom the Confidential Information relates has given its prior written consent) to such Confidential Information being disclosed by any Receiving Party Connected Person.

Confidential Information also includes the fact and terms of any discussions between the Parties with respect to this Agreement or any Underlying Agreement.

(c)                                  “Control” means the:

(i)            possession, directly or indirectly, of the power to direct, or cause the direction of, management and policies of a person whether through the ownership of voting securities, by agreement or otherwise;

(ii)           power to elect more than half of the directors, partners or other individuals exercising similar authority with respect to a person; or

(iii)          possession, directly or indirectly, of a voting interest in excess of 50 per cent in a person,

and the terms Controlled by or under common Control with shall be construed accordingly.

(d)                                 “Disclosing Party” means an Escrow Party.

(e)                                  “Disclosing Party Connected Person” means, in relation to a Disclosing Party, the Disclosing Party, any other member of its Group, or any of its or their respective Representatives.

(f)                                   “Group” means:

(i)            in respect of any person other than a Disclosing Party, (A) that person, (B) each of the direct or indirect parent undertakings of that person, and (C) each of the direct or indirect subsidiary undertakings of each such parent undertaking; and

(ii)           in respect of a Disclosing Party, such Disclosing Party and each of its Affiliates.

(g)                                  “Receiving Party” means the Escrow Agent.

(h)                                 “Receiving Party Connected Person” means the Receiving Party, any other member of its Group, and any of its or their respective Representatives.

(i)                                     “Representatives” means, in respect of any person, such person’s directors, officers, employees, partners, associates, managers, consultants, professional advisers and agents.

14.2                        The Receiving Party undertakes to the Disclosing Parties that the Receiving Party shall, and shall require that each other Receiving Party Connected Person shall (i) hold in confidence and, except as otherwise permitted by this Clause 14, not publish or disclose to any third party any Confidential Information without the prior written consent of the Disclosing Parties (or, as the case may be, the relevant Disclosing Party to whom the Confidential Information relates) and (ii) use the same degree of care (and in any event not less than reasonable care) to safeguard the confidentiality of the Confidential Information that it uses to protect its own secret or confidential information of a similar nature.  The Receiving Party agrees to limit any disclosure of the Confidential Information only to any other member of its Group and any of its or their respective Representatives who have a need to know and have access to the Confidential Information, and to advise such persons of the Receiving Party’s obligations under this Clause 14.

14.3                        Subject always to Clause 7.4, the Receiving Party undertakes to the Disclosing Parties that the Receiving Party shall, and shall require that each other Receiving Party Connected Person shall, use the Confidential Information only in connection with the performance of the Receiving Party’s obligations under this Agreement but not for any other purpose.

14.4                        The Receiving Party acknowledges that none of the Confidential Information is the property of the Receiving Party or that of any other Receiving Party Connected Person.

14.5                        At the request of the Disclosing Parties (or, as the case may be, relevant Disclosing Party to whom the Confidential Information relates) and promptly after such request, the Receiving Party shall (and shall require that each other Receiving Party Connected Person shall) promptly (except as otherwise required by law or by any applicable regulatory requirements) either return to the Disclosing Parties or relevant Disclosing Party or destroy (at the Receiving Party’s option) all data in whatever form (including but not limited to all documents, papers and computer tapes and discs) containing, derived from or based on any Confidential Information, together with any copies thereof and shall upon written request confirm to the Disclosing Parties or relevant Disclosing Party in writing that all such information has been returned or destroyed (as the case may be) provided that the Receiving Party or any other Receiving Party Connected Person shall be entitled to retain Confidential Information for the sole purpose of complying with reporting, regulatory or legal requirements, or its respective bona fide internal compliance requirements or its respective auto archiving and back up procedures, provided further that, any information so retained by the Receiving Party or any other Receiving Party Connected Person must continue to be held confidentially by no less restrictive means than they hold their own confidential information in accordance with the terms of this Clause 14.

14.6                        The Receiving Party shall promptly notify the Disclosing Parties (or, as the case may be, the relevant Disclosing Party to whom the Confidential Information relates) in writing (to the extent lawful and practicable) if any Confidential Information may be required to be disclosed by the Receiving Party or any other Receiving Party Connected Person pursuant to any provision of law, rule, regulation, judicial order, administrative order, subpoena, interrogatory, discovery request, investigative demand or other applicable regulatory or stock exchange requirements or legal process or binding order of a competent authority. The Receiving Party (or any other Receiving Party Connected Person) will be permitted to furnish and disclose such Confidential Information required to be disclosed, provided, however, that the Receiving Party shall (to the extent not prohibited by law or regulation) provide reasonable cooperation to the Disclosing Parties (or, as the case may be, the relevant Disclosing Party to whom the Confidential Information relates) (including where the Disclosing Parties or relevant Disclosing Party are/is exhausting all possible challenges) so that the Disclosing Parties or relevant Disclosing Party may seek an appropriate protective order.

14.7                        The Receiving Party acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse.

14.8                        Notwithstanding Clause 7.1(i), following the effective termination of this Agreement in accordance with Clause 16.1, or the resignation or replacement of the Escrow Agent in accordance with Clause 9, this Clause 14 shall cease to survive and shall cease to apply, in each case after the end of two (2) years following such date.

15.                               WAIVER OF SOVEREIGN IMMUNITY

15.1                        TVF BTIH:

(a)                                 irrevocably agrees that the transactions contemplated by this Agreement are commercial, that entry into this Agreement is a commercial and private act; and

(b)                                 submits to the determination of disputes in accordance with Clause 13 hereof and to the jurisdiction of all national courts for the purposes of enforcing any procedural order, interim or final award rendered in any such arbitration process.

15.2                        TVF BTIH irrevocably waives and agrees not to assert any and all rights of sovereign immunity (whether characterized as state immunity, sovereign immunity, act of state or otherwise) in respect of itself and to the fullest extent permitted under the laws of the Republic of Turkey, as to any of its property including, in each case, in respect of the grant of interim relief (including interim or procedural relief which might be ordered by a court in aid of any arbitral process) and the execution of all interim or final arbitral awards made pursuant to Clause 13 hereof (including in respect of the enforcement of all court orders made in connection with such interim or final awards) anywhere in the world.

16.                               TERMINATION

16.1                        Subject to Clauses 16.3, 16.4 and 16.5, this Agreement shall terminate and the Escrow Agent shall be discharged from all duties and liabilities hereunder on the earlier of:

(a)                                 the date the Escrow Agent has distributed all of the Escrow Property in accordance with Clause 5.2; or

(b)                                 the day after the Escrow Establishment Date, if (i) all relevant amounts have not been credited to or received in each Cash Account by that date in accordance with Clause 4, (ii) the Securities have not been received in the Turkcell Holding Custody Account by that date in accordance with Clause 4, or (iii) the Safekept Documents have not been received by the Escrow Agent by that date in accordance with Clause 4, provided that if any Escrow Party, acting in good faith, notifies the Escrow Agent, by way of Instructions signed by the Relevant Authorised Representative(s) of such Escrow Party (and copied to each other Escrow Party) which are received by the Escrow Agent no later than the Business Day before the Escrow Establishment Date, that such Escrow Party will, or expects that it will, be unable to comply with its obligations under Clause 4.1 for reasons related to the COVID-19 virus or any other Force Majeure Event, the date of termination referred to in this Clause 16.1(b) shall be the day which is the fourteenth (14th) calendar day after the Escrow Establishment Date.  The Escrow Agent is entitled to rely on an Instruction received in accordance with this Clause 16.1(b) and such Instruction shall be effective to change the date of termination, whether or not, and the Escrow Agent is not obliged to confirm that, such Escrow Party has sent a copy of such Instruction to each other Escrow Party;

(c)                                  such date as the Underlying Agreements have terminated in accordance with their terms and the Escrow Agent has received an Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties confirming such termination;

(d)                                 the Long Stop Date, if there is a Cash Amount standing to the credit of any Cash Account and/or there are Securities credited to the Turkcell Holding Custody Account (or Custody Cash credited to the Custody Cash Account) and/or there are Safekept Documents held in accordance with the Safekeeping Arrangements; or

(e)                                  such date as the Escrow Agent has received an Instruction signed by the Relevant Authorised Representative(s) of each of the Escrow Parties substantially in the form set out at Schedule 12 (Form of Instruction — Clause 16.1(e)) confirming that the proposed amendments to the articles of association of Turkcell were not approved at the general assembly meeting of Turkcell.

16.2                        Upon termination of this Agreement in accordance with Clause 16.1 the Escrow Agent shall promptly close the Escrow Accounts subject to and in accordance with Clauses 16.4 and 16.5.

16.3                        Delivery of a notice of replacement or resignation of the Escrow Agent in accordance with Clause 9.1 or 9.2, as appropriate, shall be deemed a notice terminating the Custody Terms with effect from the date of the completion of the transfer of the Escrow Property in accordance with Clause 9.3.

16.4                        Where any of Clauses 16.1(b) to 16.1(e) applies, in respect of any Cash held in a Cash Account, any Securities held by the Escrow Agent as custodian (or Custody Cash held by the Escrow Agent as banker) under the Custody Terms, and any Safekept Documents, unless the Escrow Agent has received from (and for this purpose the Escrow Agent may, notwithstanding any other terms of this Agreement, act on Instructions from solely) the relevant Escrow Party for whom such assets are held by the Escrow Agent to effect a different delivery of such Securities, Cash or Safekept Documents, the Escrow Agent shall as soon as reasonably practicable:

(a)                                 transfer all amounts standing to the credit of the TVF BTIH Cash Account to the TVF BTIH Designated Cash Account;

(b)                                 transfer all amounts standing to the credit of the IMTIS Holdings Cash Account to the IMTIS Holdings Designated Cash Account;

(c)                                  transfer all amounts standing to the credit of the Turkcell Holding Cash Account to the Turkcell Holding Designated USD Cash Account;

(d)                                 deliver any Securities standing to the credit of the Turkcell Holding Custody Account (and any Custody Cash standing to the credit of the Custody Cash Account) to, respectively the Turkcell Holding Designated Custody Account and the Turkcell Holding Designated TRY Cash Account; and

(e)                                  arrange a date on which all Safekept Documents held for each Escrow Party will be collected on behalf of each such Escrow Party by a person listed opposite the name of such Escrow Party in Schedule 11 (Persons listed for the purposes of Clause 4.2, 5.8 and Clause 16.4(e)) attending in person at the offices specified in the definition of “Vault” in Clause 1.1, or deliver any Safekept Documents held for an Escrow Party to the address of such Escrow Party as specified in Clause 11 via international courier.

16.5                        Notwithstanding termination of this Agreement, the Custody Terms or any Instruction, the Escrow Agent may retain such amount of Securities or Cash as is necessary to settle, close out or complete any:

(a)                                 Instruction received by the Escrow Agent in accordance with the terms of this Agreement and not revoked; or

(b)                                 other transaction which the Escrow Agent was required or expressly permitted to effect in accordance with the terms of this Agreement (including the Custody Terms) or pursuant to Applicable Law.

in each case prior to the date of termination of this Agreement but which has not been settled, closed out or completed as of the date of termination of this Agreement.

16.6                        If, for any reason whatsoever, the Escrow Agent is unable to deliver any Cash held in a Cash Account, any Securities held by the Escrow Agent as custodian (or any Custody Cash held by the Escrow Agent as banker) under the Custody Terms and/or any Safekept Documents to the relevant Escrow Parties in accordance with Clause 16.4, the Escrow Agent will continue to hold any such Cash and Securities, and safekeep any such Safekept Documents, until delivery to the relevant Escrow Party can be completed in accordance with Clause 16.4.  However, the Escrow Agent will provide no other services with regard to any such Securities except to collect and hold any cash distributions.

16.7                        For the purposes of delivery of Safekept Documents by the Escrow Agent pursuant to Clause 16.4, each of Telia Finland, CTH, Turkcell Holding, ATTL, TVF BTIH and IMTIS Holdings confirms that it has authorised each of the natural persons listed in Schedule 11 (Persons listed for the purposes of Clause 4.2, 5.8 and Clause 16.4(e)) to receive on such Escrow Party’s behalf from the Escrow Agent the Safekept Documents which the Escrow Agent is obliged to deliver to such

Escrow Party in accordance with Clause 16.4, and agrees that delivery of such Safekept Documents by the Escrow Agent to one of those listed persons for the benefit of such Escrow Party shall constitute delivery to such Escrow Party for the purpose of such clause.

17.                               LANGUAGE

Certain clauses of this Agreement as set out in the Appendix to this Agreement have been, and any other provisions of this Agreement may be, translated into the Turkish language, but all Parties acknowledge and agree that the Turkish version of any provisions of this Agreement, including Clause 13 (Governing Law and Arbitration), are for administrative purposes only, only the English language text is authentic and binding on the Parties, and the Turkish language text shall not affect the interpretation of this Agreement.  In the event of any discrepancies between the English version and the Turkish version of any provisions of this Agreement, or any dispute regarding the interpretation of the English version or Turkish version of any provisions of this Agreement, including Clause 13 (Governing Law and Arbitration), the English version of this Agreement shall prevail and questions of interpretation shall be addressed solely in the English language.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

EXHIBIT L

ALFA TELECOM TURKEY LIMITED

/s/ Maxime Nino
Name: Maxime Nino
Title: Director

[Escrow Agreement Signature Page]

EXHIBIT L

IMTIS HOLDINGS S.À R.L.

/s/ Nathan Scott Fine
Name: Nathan Scott Fine
Title: Manager

[Escrow Agreement Signature Page]

EXHIBIT L

TELIA FINLAND OYJ

By:	/s/ Jan Andreas Christian Ekström

Name: Jan Andreas Christian Ekström
Title: Authorised Signatory

[Escrow Agreement Signature Page]

EXHIBIT L

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET A.Ş.

By:	/s/ Zafer Sönmez	By:	/s/ Çağatay Abraş
	Name: Zafer Sönmez		Name: Çağatay Abraş
	Title: Authorised Signatory		Title: Authorised Signatory

[Escrow Agreement Signature Page]

EXHIBIT L

CUKUROVA TELECOM HOLDINGS LIMITED

By:	/s/ Sally Pryce	By:	/s/ Hasan Tuvan Yalım
	Name: Sally Pryce		Name: Hasan Tuvan Yalım
	Title: Director		Title: Director

[Escrow Agreement Signature Page]

EXHIBIT L

TURKCELL HOLDİNG A.Ş.

By:	/s/ Christopher James Powell	By:	/s/ Hasan Tuvan Yalım
	Name: Christopher James Powell		Name: Hasan Tuvan Yalım
	Title: Director		Title: Director

By:	/s/ Telia Resurs AB
Name: Telia Resurs AB
(represented by Gustav Jonas Markus Bengtsson)
Title: Director

[Escrow Agreement Signature Page]

EXHIBIT L

CITIBANK, N.A., LONDON BRANCH

By:	/s/ Les Hayes
Name: Les Hayes
Title: Authorised Signatory

[Escrow Agreement Signature Page]

EXHIBIT M

CURRENT VERSION	AMENDED VERSION

ARTICLE 3 - AIM AND SUBJECT-MATTER

The Company is incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

In order to reach the above-mentioned subject matter, the Company may:

1)    enter into service, proxy, agency, commission agreements, undertakings and any other agreements within the purpose and the subject-matter of the Company and within this scope obtain short, middle and long term credits and loans or issue, accept and endorse bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its main company and group companies, in Turkish Lira or other foreign currencies, on condition that such extensions do not contradict with laws and regulations.

2)    cooperate, establish new companies or enterprises with existing or future local or foreign individuals or legal entities; completely or partially acquire local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish agencies in Turkey and abroad, participate in foundations constituted for various purposes, reserve part of the profit for or be authorized to pay dividends and make donations to this kind of real or legal person and in the event a donation is made or part of the profits is reserved for foundations or this kind of real or legal entity, the rules provided by the Capital Markets Board will be complied with and the notifications required by the Capital Markets Board will be made,

3)    issue, acquire, sell, create security over or to perform any other legal actions of all kind of securities, commercial papers, profit sharing instruments, bond and convertible bonds via board resolutions under the conditions authorized by the relevant legislation provided that such actions are not qualified as brokerage activities and portfolio management;

4)    enter into licence, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire and give a license to such rights and register them;

ARTICLE 3 — PURPOSE AND SCOPE

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and  Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)    enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)    cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

3)    issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments,

5)    acquire, lease, rent and sell of all types of movable and immovable property; construct plant or any other buildings; enter into financial leasing agreements; acquire any of the personal or property rights regarding movable and immovable property, including but not limited to, promise to sell, pledges, mortgages and commercial business pledges; register them in title deeds; accept mortgage from third parties; discharge pledges and mortgages created in favour of the Company; create security over movable and immovable properties owned by the Company, including creation of mortgage, pledge and commercial enterprises pledge, on its own or in favour of the companies which are fully consolidated in financial statements of the Company or in favour of the third parties’ on condition that the context of the ordinary business operations of the Company directly requires, as necessitated by the aim and subject matter of the Company, provided that the Company shall comply with the principles regulated in accordance with the capital markets legislation regarding the transactions of providing guarantees or pledges including mortgages to third parties and disclosures necessary in accordance with the Capital Market Board within the scope of special circumstances, be made in order to inform investors in transactions to be performed in favour of third parties.

6)    enter into other enterprises, relevant transactions and agreements necessitated by the aim and the subject matter of the Company;

7)    register SIM card trademark and symbol; sell, lease, re-purchase, re-sell the same; agree with dealers abroad or in the country for the sale of such cards; export same; import other SIM cards and perform all related actions;

In addition, if it is deemed appropriate and beneficial for the Company to perform any transactions other than those stated above, upon the proposal of the Board of Directors, the matter shall be submitted to the approval of the General Assembly and may be performed pursuant to the resolution of the General Assembly. In order for such changes to be effective, the permissions of the Foreign Investment Directorate, the Ministry of Industry and Commerce and the Capital Market Board shall be obtained, registered with the Trade Registry and announced in the Trade Registry Gazette as amendments to the Articles of Association.

bonds and convertible bonds via board resolutions when authorised by the relevant legislation and provided that such actions are not qualified as investment services and activities;

4)    enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)    as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

6)    undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)    register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

ARTICLE 6 — SHARE CAPITAL

The registered capital of the Company is 2.200.000.000 (Twobilliontwohundred-million) New Turkish Liras, divided into registered shares of 2.200.000.000 (Two- billiontwohundredmillion), having a value of 1.- (One) New Turkish Liras each. The Company’s issued share capital, is 1,474,639,361 (Onebillionfourhundred- seventyfourmillionsixhundredandthirtyninethousandthre ehundredandsixtyone) New Turkish Liras and fully paid in compliance with the Incentive and Investment Allowance Certificate of Foreign Capital General Directorate of the Undersecretariat of Treasury of the Prime Ministry of the Republic of Turkey dated 23 August 1993 and numbered 1746 and its special conditions dated 19.12.1994 and Incentive and Investment Allowance Certificate dated 6 November 1997 and 2741 numbered and its special conditions dated 16.07.1999, 16.12.1999 and 30.11.2000 and Incentive and Investment Allowance Certificate dated 26 February 2001 and 3704 numbered and is divided into 1,474,639,361 (Onebillionfourhundredandseventyfourmillionsixhundredandthirtyn inethousandthreehundredandsixtyone) shares.

ARTICLE 6 — SHARE CAPITAL OF THE COMPANY

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2020 through 2024 (5 years). After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

ARTICLE 7 - SHARE TRANSFER

Transfer of Shares is subject to the provisions of the Turkish Commercial Code, Capital Market Legislation and the Regulations on Value Added Telecommunications Services.

The Board of Directors may restrict the share transfers to the foreigners in order to comply with the restrictions concerning the shareholders determined under the Regulations on Value Added Telecommunications

ARTICLE 7 — SHARES AND SHARE TRANSFER

7.1.    Shares: Total 2,200,000,000 (twobillionandtwohundredmillion)  shares representing the issued share capital of the company are divided into two groups; Group (A) shares and Group (B) shares.

a)             330,000,000 (threehundredandthirtymillion) shares having a total nominal value of TRY 330,000,000 (threehundredandthirtymillion

Services and/or other legislation, of which the Company is subject to.

Turkish Lira) and corresponding to 15% (fifteen percent) of the issued share capital of the Company, which are currently owned by Turkcell Holding A.Ş., are Group (A) shares.

b)             The remaining 1,870,000,000 (onebillionandeighthundredseventymillion) shares having a total nominal value of TRY 1,870,000,000 (onebillionandeighthundredseventymillion Turkish Lira) corresponding to 85% (eighty- five percent) of the issued share capital of the Company are Group (B) shares.

7.2. Privileges to be granted to Share Groups:

Without prejudice to Article 7.3.(b) of the Articles of Association, Group A Shares will have the privileges set out below effective and exercisable only upon the conditions under Article 7.3(a) of Articles of Association having been fulfilled.

a.              Nomination Privilege for the Election of the Board of Directors Members

(i)            4 (four) members of Board of Directors (excluding independent board members) shall be appointed by the General Assembly among the candidates nominated by the Group A Shareholder.

(ii)        The Chairman of the Board of Directors shall be elected among the members of the Board of Directors elected through the exercise of the privileges granted to Group A Shares.

(iii)    In the event that the entire Group A Shares cease to be held by a single shareholder, this nomination privilege shall automatically cease to be effective, in respect of the entire Group A shares.

b.              Voting Privilege

(i)            In (1) the appointment of 5 (five) members of the Board of Directors, four of which will be members nominated in accordance with Section 7.2.a(i) above, (and other than the independent board members), and (2) election of the Chairman of the Presiding Committee of the General Assembly, each Group A Share shall have voting privileges granted as to give 6 (six) voting rights to each Group A Share, only in relation to these subject matters, in the voting to be made in the General Assembly of Shareholders.

(ii)        In the event that the entire Group A shares cease to be held by a single shareholder, this voting privilege shall automatically cease to be effective, in respect of the entire Group A shares.

7.3. Conditions of the Privileges

a.              The Privileges set out in Article 7.2 shall become valid and effective for Group A Shares only upon the fulfilment of the two conditions below together:

(i)            a merger between TVF Bilgi  Teknolojileri İletişim Hizmetleri  Yatırım Sanayi ve Ticaret A.Ş. and  Turkcell Holding A.Ş. being completed and registered before Istanbul Trade Registry, and

(ii)        The Combination of Group B shares and the entire Group A shares in the Company corresponding to at least  25% of the Company’s entire issued share capital being recorded in TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş.’s account and TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. becoming the legal owner of these shares.

b.              At any time after the privileges granted to Group (A) shares become valid and effective in accordance with the provisions of Article 7.3(a); in the event that the entire Group A Shares cease to be held by a single shareholder all privileges granted under this Articles of Association to the Group A Shares shall automatically terminate. In this circumstance, all Group A shares shall automatically be converted into Group B shares with no privileges without any need for any further decision by the Board of Directors or the General Assembly of the Company, and no shares or shareholders will have any privileges in any means.

In the event that the entire Group A Shares cease to be held by a single shareholder, nomination and appointment of all members of Board of Directors, election of the Chairman of the Presiding Committee of the General Assembly, election of the Chairman of Board of Directors and appointments of Board of Directors’ members pursuant to Article 363 of Turkish

Commercial Code as per Article 9, shall be performed without any nomination or voting privileges, in accordance with the provisions of Turkish Commercial Code and the capital markets legislation.

In addition, without prejudice to disclosure requirements applicable under the capital markets legislation, the holder of Group A Shares is obliged to notify the Company if any Group A share is transferred to a third party.

7.4. Miscellaneous

•                  So long as the privileges are in effect and not terminated in accordance with this Article 7; in the event of a capital increase in the Company, shares issued as a result of the exercise by the owner of the Group A Shares of its pre-emption right shall principally be issued as and shall constitute Group A Shares with the privileges stipulated in this Article 7 of this Articles of Association, provided that (i) where owner of Group A shares exercises its pre-emption right in the capital increase, the ratio of Group A shares in the total number of shares issued in the capital of the Company to be reached after the completion of the capital increase shall in no event be more than the ratio prior to the capital increase; and (ii) the total number of Group A Shares shall in no circumstance exceed 15% (fifteen percent) of the total number of shares issued in the capital of the Company.

If the total Group A shares upon the completion of such a capital increase, exceeds 15% (fifteen percent) of the total issued share capital of the Company, the part of the new shares issued in such capital increase, exceeding 15% (fifteen percent) of the Company’s issued share capital shall be deemed to have been issued as Group B Shares and shall not be granted any privileges.

•                  Shares representing the issued share capital are monitored under dematerialization principles. The Company is obliged to, and shall, take all actions required under the capital markets legislation and requirements of the Central Registration Agency in order to effect changes to the group and type of the shares in accordance with the provisions of this Articles of Association, including without limitation the creation and termination of the Group A shares and the privileges attached to Group A shares and the changing of ISIN codes for these purposes.

•                  The total number of members of the Board of Directors appointed by the exercise of the voting privilege and nomination privilege of the Group A shares shall in no event exceed 5 (five).

7.5. Transfer of Shares

Transfer of shares is subject to the provisions of Turkish Commercial Code, Capital Markets Law and Regulation on Authorisations in the Electronic Communication Sector, Concession Agreement with regard to Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System, Concession Agreement on Establishing Operating and Providing IMT-2000/UMTS Infrastructures and Services and Annex of Authorisation Certificate for Limited Usage Rights with regard to IMT Services - Rights and Obligations with regard to Establishing, Operating and Providing IMT Infrastructures and Services.

The Company shall comply with the restrictions of share transfers stipulated under the Regulation on Authorisations in the Electronic Communication Sector, Concession Agreement with regard to Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System, Concession Agreement of the Establishing Operating and Providing IMT-2000/UMTS Infrastructure and Services, and Annex of Authorisation Certificate for Limited Usage Rights with regard to IMT Services - Rights and Obligations with regard to Establishing, Operating and Providing IMT Infrastructures and Services, that the Company is subject to, and/or Turkish Commercial Code, Capital Markets Law and other legislation applicable to the Company. Article 137/3 of Capital Markets Law is reserved.

ARTICLE 8 — CAPITAL INCREASE AND SHARE CERTIFICATES

The Board of Directors of the Company is authorised to increase the issued share capital by issuing new shares up to the authorised share capital, to resolve to restrict the pre-emption rights of the shareholders and to take resolutions regarding the issuance of premium shares whenever it is deemed necessary, in compliance with the Capital Market Law.

During capital increases shares remaining pursuant to the exercise of pre-emptive rights and in the event pre- emptive rights are restricted, all of the newly issued shares shall be offered to the public at their market value but not less than their nominal value.

ARTICLE 8 — CAPITAL INCREASE AND SHARE CERTIFICATES This Article is removed from the Text.

New shares may not be issued until all the issued shares are fully sold and paid. The issued share capital has to be indicated on all documents bearing the trade name of the Company.

The Board of the Directors of the Company may issue share certificates in different denominations representing more than one share in compliance with the relevant regulations of the Capital Market Board.

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented by the Board. The Board is fully authorised to carry out the affairs of the Company and management of Company assets and the activities relating to the Company purpose and subject matter other than those that have to be solely carried out by the General Assembly.

The Board is comprised of 7 (seven) members elected by the General Assembly.

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company’s scope of business, other than those falling within the authority of the General Assembly.

Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly.

The number and qualifications of the independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith.

In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made in accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members.

ARTICLE 10 — DUTY PERIOD

The members of the Board of Directors may be elected for a period of maximum three years.

The members of the Board of Directors whose duty period ends may be re-elected. If one of the memberships is left during the duty period, new members may be elected to replace these in accordance with the related provisions of the Turkish Commercial Code and Article 11 of this Article Of Association.

ARTICLE 10 — TERM OF OFFICE Term of office of members of the Board of Directors is maximum 3 (three) years. A member of the Board of Directors whose term of office expires may be re-elected.

ARTICLE 11 — MEETINGS OF THE BOARD OF DIRECTORS

1)    Meetings of the Board of Directors:

The Board of Directors shall meet whenever necessitated by the affairs of the Company. Meetings of the Board of Directors shall be held at the headquarters of the Company or at any place agreed upon.

2)    Meeting and Decision Making Quorum:

Quorum for Board meetings shall consist of a minimum 5 directors. Ordinary actions of the Board shall be taken by affirmative votes of 4 of the directors upon the presence of 5 directors and affirmative votes of 5 directors upon the presence of more than 5 directors.

ARTICLE 11 — MEETINGS OF THE BOARD OF DIRECTORS

1)    Meetings of the Board of Directors:

The Board of Directors meeting convenes whenever necessitated by the business and affairs of the Company. Meetings of the Board of Directors shall be held at the headquarters of the Company or at any place to be designated by the Chairman of Board of Directors.

Members eligible to attend the Board meetings may also attend such meetings by electronic means as per Article 1527 of Turkish Commercial Code. Pursuant to the Communiqué on Electronic Meetings Held in Commercial Companies Other Than General Assembly Meetings of Joint Stock Companies, the Company may either set up the Electronic Meeting System, which enables right holders to attend and vote in such meetings, or purchase related services from the providers of systems that are specifically created for such purposes. In such meetings to be held, it shall be ensured that right holders enjoy their rights specified under the relevant legislation, within the framework of the relevant Communiqué, either over the system established according to this provision of the Articles of Association or the system where the supporting services are provided.

2)    Meeting and Decision Quorum:

Without prejudice to the provisions of the capital markets legislation, the Board of Directors convenes with the presence of minimum 5 (five) members constituting the majority of full number of its members and resolves by the affirmative votes of at least 5 (five) members present in the meeting.

ARTICLE 12 — BINDING AND REPRESENTATION OF THE COMPANY

All documents, bonds, powers of attorney, written undertakings, contracts, offers, demands, acceptances, announcements and all other documents related with the Company, will be valid and binding the Company, if signed by person or persons so authorized by the Board of Directors on condition that they sign under the Company name, in circumstances registered and published as allowing such signature. The Board of

ARTICLE 12 — REPRESENTATION AND BINDING OF THE COMPANY

The authority to represent and bind the Company is vested with the Board of Directors. The Board of Directors may delegate this authority, wholly or partially, to one or more of its members, employees of the Company or third parties, in accordance with Articles 370 and 371 of TCC.

Directors will determine the conditions on which the person(s) authorized to bind the company will sign.

So long as the privileges are in effect and not terminated in accordance with Article 7 of this Articles of Association; unlimited authority to represent and bind the Company regulated under Article 370 of TCC shall be exercised by two Board of Directors members provided that at least one of them is from the members elected through the exercise of the privileges granted to Group A Shares. In the event that the entire Group A Shares cease to be held by a single shareholder, this authorisation shall automatically cease to be effective and the unlimited authority to represent and bind the Company shall be exercisable in accordance with Article 370(1) of TCC.

ARTICLE 13 — SHARING DUTIES AND ASSIGNING DIRECTORS

The Board of Directors may assign all of its authorities related to management and representation or the parts pertaining to the execution phase of the company business or the parts it finds necessary to delegate members of the Board of Directors or to General Directors or Directors or other officers for whom it is not necessary to have a share and the Board of Directors may give them authority to sign. Minimum one member of the Board of Directors shall have the authority to represent the Company even if the authority to manage and represent the Company is left to the General Directors or Directors or other officers who do not hold any shares in the Company. The Board of Management may give Third Persons special authority to represent and bind the Company. The duty period of other officers who have the authority to put the signatures of the General Directors and Directors is not limited with the election periods of the Board of Directors members. The provisions of 11-2 article of these Articles of Association are preserved.

The Board of Directors shall always be free to cancel such delegated authority of such members and directors.

ARTICLE 13 — DELEGATION OF AUTHORITIES

The Board of Directors is authorised, in whole or in part, to delegate the management powers to one or more Board of Directors members or third person or persons pursuant to an Internal Directive prepared by itself in accordance with Article 367 of Turkish Commercial Code, except for the duties and authorities which are defined under Article 375 of Turkish Commercial Code and which cannot be delegated.

The General Manager is the head of execution in the Company. He performs his duties in such capacity in accordance with the instructions determined by the General Assembly or the Board of Directors in the internal directive or otherwise, and within the authority granted and the scope determined by the Board of Directors or General Assembly. He reports to the Board of Directors in respect of his actions. The Chairman of the Board of Directors cannot be the General Manager.

ARTICLE 14 - AUDITORS AND THEIR DUTIES

The General Assembly shall elect 2 auditors from among either the shareholders or third parties.

The auditors shall be elected for a period of maximum three years. The auditors may be re-elected.

The auditors are responsible for fulfilling the tasks stated in Articles 353 to 357 of the Turkish Commercial Code.

ARTICLE 14 - AUDITORS AND THEIR DUTIES This article is removed from the text.

ARTICLE 15 — DIRECTORS AND AUDITORS FEE The General Assembly determines the fee to be paid to the members of the Board of Management and to the Auditors.

ARTICLE 15 —FINANCIAL RIGHTS OF THE MEMBERS OF THE BOARD OF DIRECTORS

The attendance fee and/or remuneration of the members of the Board of Directors shall be decided upon by the General Assembly pursuant to the relevant provisions of Turkish Commercial Code and the capital markets legislation.

ARTICLE 16 — INDEPENDENT AUDITOR	ARTICLE 16 — INDEPENDENT AUDIT

In addition to the auditors, the Board of Directors shall elect one of the international auditing firms incorporated in Turkey and acceptable to the Capital Markets Board as an Independent Auditor for the yearly auditing of the Company’s commercial book and records. The provisions of Capital Markets Board regarding the approval of independent auditor and principals of independent auditing shall be applied.

Relevant provisions of Turkish Commercial Code and the capital markets legislation shall be applicable with regard to the independent auditing of the Company.

ARTICLE 17 — GENERAL ASSEMBLY

The below issues shall be applied for the General Assembly:

1.     Convening: The meeting of the General Assembly shall convene either for ordinary or extraordinary meetings. The convening for the meetings shall be made in accordance with the provisions of the Turkish Commercial Code and Capital Market Law. The General Assembly may convene without invitation in accordance with Article 370 of the Turkish Commercial Code.

2.     Date: Ordinary meetings of General Assembly shall convene once a year and within the three months following the end of Company’s fiscal year, the Extraordinary meetings of the General Assembly shall convene whenever necessitated by the affairs of the Company.

3.     Voting Rights and Appointing Proxy: In Ordinary or Extraordinary meetings of the General Assembly, shareholders or their proxies shall have one vote per share. In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and on behalf of the shareholders being represented by such proxies.

Regulations of the Capital Market Board relating to proxy votes on behalf of the shareholders shall apply.

4.     Voting Method: Votes are cast in General Assembly meetings by the raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in a meeting. The related provisions of the Capital Market Board shall apply.

5.     Presidency of the General Assembly: President of the General Assembly meetings shall be the chairman of the Board of Directors, in his absence, the deputy chairman or in the absence of both, one of the members of the Board of Directors. The secretary of the General Assembly may

ARTICLE 17 — GENERAL ASSEMBLY

The following provisions shall be applicable to the General Assembly meetings:

1.     Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily in accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company’s business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved.

The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive.

2.     Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. In all meetings to be held, pursuant to this provision of the Articles of Association, right holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation.

be elected from among the shareholders or non- shareholders.

6.     Meetings and Decision Making Quorum: At meetings of the General Assembly, the items specified in Article 369 of the Turkish Commercial Code shall be discussed and resolved. Save as higher quorums are provided for in the Turkish Commercial Code, meeting quorum at the General Assembly requires the presence of at least 51% of shareholders represented by themselves or proxies and save as higher quorums are provided for in the Turkish Commercial Code decision making quorum requires the majority of the affirmative of shareholders present at the meeting.

However, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the authorized share capital requires the presence of shareholders holding the 2/3 of the share capital and affirmative votes of 2/3 of the shareholders represented in the meeting.

7.     Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision Board of Directors at another suitable place of the city where the headquarters of the Company is located.

3.     Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company’s fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company.

4.     Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted in accordance with the Articles of Association.

In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies.

Regulations of the Capital Markets Board relating to voting by proxy shall apply.

5.     Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply.

6.     Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meetings shall be elected by the General Assembly, from among the present shareholders or non-shareholders.

7.     Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege.

In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting.

As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code.

8. Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located.

ARTICLE 18 — PRESENCE OF A COMMISSIONER AT THE MEETINGS

The presence of T.R. Ministry of Industry and Commerce Commissioner is necessary at both ordinary and extraordinary General Assembly meetings, And s/he has to sign the meeting reports together with the relevant persons. General Assembly meeting decisions taken in the absence of the commissioner and reports which do not bear the commissioner’s signature shall not be valid.

ARTICLE 18 — PRESENCE OF A MINISTRY REPRESENTATIVE AT THE MEETINGS

The presence of T.R. Ministry of Commerce Representative is necessary at both ordinary and extraordinary General Assembly meetings, and s/he has to sign the meeting minutes together with the relevant persons. General Assembly meeting decisions taken in the absence of the Ministry Representative and minutes which do not bear the Ministry Representative’s signature shall not be valid.

ARTICLE 19 - ANNOUNCEMENTS AND ANNUAL REPORTS OF THE COMPANY

Announcements concerning the Company shall be made in the newspaper published at the city where the Headquarters of the Company are located at least 15 days in advance provided that the provisions of Article 37/4 of the Turkish Commercial Code are reserved. If there is no newspaper published at the place where the Headquarters are located, then the announcement shall be made in the newspaper published at the closest place to the Headquarters.

However, announcements regarding the invitation of the General Assembly, in accordance with Article 368 of the Turkish Commercial Code, excluding the dates of announcement and invitation shall be made two weeks in advance and the date of the meeting shall be notified to the shareholders via registered mail.

Provisions of Articles 397 and 438 of the Turkish Commercial Code shall be applicable to the

ARTICLE 19 — ANNOUNCEMENTS AND ANNUAL REPORTS

Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation and other relevant legislation.

The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board’s Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation.

Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and announcements regarding the share capital decrease and liquidation of the Company.

Any other announcement and information responsibilities pursuant to the Capital Market legislation and the Turkish Commercial Code are reserved.

Financial tables and reports and also independent audit reports required by the Capital Market Board shall be disclosed to the public and delivered to the Capital Market Board in accordance with the provisions and principles of the Board of Directors.

procedures set forth by Turkish Commercial Code and the capital markets legislation.

ARTICLE 21 - DETERMINATION AND ALLOCATION OF THE PROFIT

If any, the net profit drawn up in the annual budget after the deduction of all expenses and depreciation sums, reserves and taxes needed to be paid by or charged to the Company, from the revenues of the Company as determined by the end of the accounting term and after the deduction of the previous years loss, shall be distributed in accordance with the Capital Market Law and communiqués of the Capital Market Board as follows:

a)    5% statutory reserve fund shall be set aside as the first statutory reserve fund.

b)    The first dividend shall be set aside from the remaining amount in the ratio determined by the Capital Market Board.

c)     Amount of the net profit remaining after the deduction of the amounts stated in (a) and (b) may be distributed partially or fully as second dividend or set aside as extraordinary statutory reserve fund as per the General Assembly resolutions. The General Assembly may set aside an amount as profit share for the members of the Board of Directors, officers, employees and workers and foundations constituted for various purposes and this kind of real or legal persons.

d)    It may not be resolved that any other reserve funds be set aside or left for the following year unless reserve funds and first dividend stated in the Articles of Association for the shareholders are set aside in compliance with the legislation and it may not be resolved that the profit be distributed to the members of the Board of Directors, officers and employees and foundations constituted for various purposes and this kind of real or legal persons unless first dividend is distributed.

ARTICLE 21 — DETERMINATION AND DISTRIBUTION OF THE PROFIT

The periodic net profits shown in the annual budget after the deduction of all expenses and depreciation sums, amounts that are required to be set aside and taxes, which are required to be paid by or charged to the Company, from the revenues of the Company as determined by the end of the accounting term and after the deduction of the previous years’ losses shall be set aside as reserves or distributed in the order and principles as follows:

General Statutory Reserve Fund:

a)    5% shall be set aside as the statutory reserve fund until it reaches 20% of the issued share capital.

First Dividend:

b)    First dividends shall be set aside from the remaining amount calculated by adding the amount of donation made within a year, if any, over the ratio set by General Assembly in line with the dividend distribution policy of the Company according to Turkish Commercial Code and the capital markets legislation.

c)     After the above amounts are set aside, the General Assembly may distribute dividends to the Board of Directors members, employees of the Company, foundations and real and legal persons other than the shareholders.

Second Dividend:

d)    The General Assembly is entitled to distribute as second dividends, wholly or partially, the remainder amounts after the deduction of the amounts stated in (a), (b) and (c) or to set aside this amount as a discretionary reserve fund according to Article 521 of Turkish Commercial Code.

e)     10% of the amount found after deducting dividend in the amount of 5% of the capital from the amount to be distributed to shareholders and other persons who participate in the

e) The dividend can be distributed to all the shares that exist as of the accounting period, irregardless of their issue or enforcement dates.

Article 466/2(3) of the Turkish Commercial Code is reserved.

profit, shall be added to general statutory reserve fund according to 2nd paragraph of Article 519 of Turkish Commercial Code.

Unless statutory legal reserves and dividend portion which is determined to be distributed to the shareholders by the Articles of Association or dividend distribution policy of the company are set aside, it may not be decided to set aside any other reserves, to carry profits to the next year, to distribute dividend to the members of the Board of Directors, employees of the Company, foundations and real or legal persons other than the shareholders; and any dividend may not be distributed to these persons unless the dividends determined to be distributed to the shareholders are paid in cash.

Dividends shall be distributed equally to all current shares as of the date of distribution regardless of the dates of their issuance or acquisition.

The procedures and dates of dividend distribution shall be decided by the General Assembly upon the Board of Directors’ proposal.

Resolution of General Assembly regarding distribution of dividend which was taken pursuant to this Article of Association may not be revoked.

The Company is entitled to distribute advance dividend in cash over the profit set out in the interim financial statements of the Company, in accordance with the conditions established by the capital markets legislation and other related legislation. In accordance with the relevant legislation, upon authorization of the board of directors by a general assembly decision, the Board of Directors may decide to or not to distribute advance dividend, and on the amount and timing of the advance dividend distribution.

ARTICLE 22 — RESERVE FUNDS Articles 466 and 467 of the Turkish Commercial Code shall be applied with regard to the reserve funds set aside by the Company.

ARTICLE 22 — RESERVE FUNDS

Reserve funds to be set aside by the Company shall be determined in accordance with the relevant provisions of Turkish Commercial Code and the capital markets legislation. Article 21 of the Articles of Association is reserved.

ARTICLE 25 - BONDS AND OTHER SECURITIES

The Company may issue bonds and any other debt securities bearing the features of capital market securities which the Board of Directors may be authorized to issue, in order to sell them to individuals or legal entities, in Turkey or abroad in accordance with the Turkish Commercial Code, the Capital Market Law and any other related legislation via resolutions of Board of Directors.

ARTICLE 25 - BONDS AND OTHER SECURITIES

The Company is entitled to issue bonds and other capital markets instruments in accordance with the provisions of Turkish Commercial Code and the capital markets legislation.

The Company may also issue convertible bonds as per resolutions of Board of Directors in compliance with the regulations of the Capital Market Board.

ARTICLE 26 - COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Compliance with the Capital Markets Board’s mandatory Corporate Governance Principles shall be ensured. Transactions and Board of Directors’ resolution taken in violation of the mandatory Corporate Governance Principles shall be deemed to be in violation of this Articles of Association.

With regard to the transactions deemed as material within the context of implementation of Corporate Governance Principles, and related party transactions of the Company as well as for the transactions with respect to giving security interest, pledge and mortgage in favour of third parties, corporate governance regulations of Capital Markets Board shall be complied with.

The Board of Directors of the Company shall establish Audit Committee, Early Risk Detection Committee, Corporate Governance Committee, Nomination Committee, Renumeration Committee and any other committee which may be required under the capital markets legislation from time to time without combining any of aforementioned committees or assigning the duties of any committee to another. The Board of Directors shall adopt different charters concerning the rules of procedures of each committee which shall be approved with the unanimity of the votes of the Board of Directors to be effective. Adopted charters and any amendment on the same shall be publicly disclosed.

The number and qualifications of independent board members who will be appointed to the Board of Directors shall be determined in accordance with the Corporate Governance Principles of the Capital Markets Board. The list of independent board members to be nominated for the election shall be prepared by the Board of Directors exclusively from amongst the candidates affirmatively assessed in the Nomination Committee report to have met the independence criteria and be submitted to the to approval of the Capital Markets Board.

EXHIBIT N

DATED 22 OCTOBER 2020

LOAN NOTE INSTRUMENT

“LOAN NOTE 2”

constituting the issue of US$1,604,576,501.00 unsecured loan note of

TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ

This INSTRUMENT is entered into as a deed poll this 22nd day of October 2020 TVF BİLGİ TEKNOLOJİLERİ İLETİŞİM HİZMETLERİ YATIRIM SANAYİ VE TİCARET ANONİM ŞİRKETİ, a company incorporated and existing under the laws of the Republic of Turkey (registration number 247146-5), whose registered office is at Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No:22, Beşiktaş, İstanbul, Turkey (the “Company”), which expression shall include any successor (whether through merger, reconstruction or otherwise).

WHEREAS:

(A)       The Company has, in accordance with its articles of association and by a resolution of its Board passed on 17 June 2020, resolved to create the Loan Note in accordance with the terms of this Instrument.

(B)       This Instrument is Loan Note 2 as described under the Framework Agreement and is a Transaction Agreement.

Now this Instrument WITNESSES and DECLARES as follows:

1.                                      DEFINITIONS

1.1                               In this Instrument and the Schedules the following expressions shall have the following meanings, unless the context otherwise requires:

“Arbitration Deed” means an arbitration deed entered into on 17 June 2020 between the Company and the other parties thereto;

“Board” means the board of directors for the time being of the Company or a duly authorised committee thereof;

“Business Day” means a day (except a Saturday or Sunday) on which banks are generally open for business in Istanbul, Turkey; London, England; Amsterdam, The Netherlands; Luxembourg City, Luxembourg; Stockholm, Sweden; and Tortola, the British Virgin Islands;

“Certificate” means a certificate duly executed by the Company relating to the Loan Note represented by it;

“Conditions” means the conditions set out in Schedule 2 (Conditions) as modified from time to time in accordance with the provisions of this Instrument;

“Framework Agreement” means a framework agreement entered into on 17 June 2020 between the Company and the other parties thereto;

“Global Settlement Deed” means a deed of settlement and mutual release entered into on 17 June 2020 between the Company and the other parties thereto;

“Loan Noteholder” means a person for the time being entered on the Register as the holder of the Loan Note;

“Loan Note” means the unsecured loan note constituted by this Instrument issued by the Company or, as the case may be, the principal amount thereof for the time being issued and outstanding;

“Loan Note 2 Deed of Assignment” means a deed of assignment of this Loan Note from Cukurova Telecom Holdings Limited to T.C. ZİRAAT BANKASI A.Ş. in the form of Schedule 7 (Form of Loan Note Deed of Assignment) of the Framework Agreement;

“Maturity Date” means (a) until transfer by way of assignment of the Loan Note to T.C. ZİRAAT BANKASI A.Ş. under and in accordance with the Loan Note 2 Deed of Assignment, the Completion Date under (and as defined in) the Framework Agreement; and (ii) upon transfer by way of assignment of the Loan Note to T.C. ZİRAAT BANKASI A.Ş. under and in accordance with the Loan Note 2 Deed of Assignment, the date falling one (1) year from the date of this Instrument or such other date as may be agreed between T.C. ZİRAAT BANKASI A.Ş. and the Company;

“Register” means the register of Loan Noteholders to be maintained by the Company in accordance with Clause 6; and

“Transaction Agreements” has the meaning given to such expression in the Framework Agreement.

1.2                               In this Deed:

(a)                                 references to “this Instrument” include, where the context so admits, the Schedules to this Instrument;

(b)                                 references to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof from time to time in force;

(c)                                  words denoting persons shall include individuals, firms companies, corporations and any association, trust, joint venture, consortium or partnership (whether or not having a corporate legal personality) and the masculine gender shall include the feminine and the singular shall include the plural and vice versa;

(d)                                 headings are for convenience only and shall not affect the interpretation of this Instrument;

(e)                                  references to “$” or “dollar” or “US$” shall be references to the lawful currency of the United States from time to time;

(f)                                   a Loan Note is “outstanding” unless:

(i)                                     it has been repaid and redeemed in full; or

(ii)                                  it is held by a person for the benefit of the Company;

(g)                                  references to Clauses, Conditions, paragraphs, sub-paragraphs or Schedules are to clauses, conditions, paragraphs and sub-paragraphs of this Instrument or to the schedules to this Instrument.

2.                                      AMOUNT OF THE LOAN NOTE

2.1                               The principal amount of the Loan Note constituted by this Instrument shall be US$1,604,576,501.00 in aggregate nominal amount.

2.2                               The Loan Note shall be issued fully paid.

3.                                      STATUS OF THE LOAN NOTE

3.1                               The Loan Note shall be known as “Loan Note 2”.

3.2                               The Loan Note shall rank pari passu with other unsecured obligations of the Company.

3.3                               The Conditions and provisions contained in the Schedules shall have same effect as if such Conditions and provisions were set out herein. The Loan Note shall be held subject to and with the benefit of the Conditions and of the provisions in the Schedules, all of which shall be binding on the Company and the Loan Noteholder and all persons claiming through them respectively.

4.                                      REPAYMENT OF THE LOAN NOTE

The provisions relating to repayment and redemption of the Loan Note are set out in the Schedule 2 (Conditions).

5.                                      CERTIFICATES FOR THE LOAN NOTE

5.1                               The Loan Noteholder will be entitled without charge to one Certificate for the aggregate amount of the Loan Note registered in its name. The Certificate shall bear a denoting number and shall be executed by the Company and shall be in the form or substantially in the form set out in Schedule 1 (Certificate) and shall have the Conditions endorsed on it.

5.2                               If the Certificate for the Loan Note is lost, defaced or destroyed, it may, upon payment by the Loan Noteholder of any reasonable out-of-pocket expenses of the Company, be replaced, on such terms (if any) as to evidence and indemnity as the Board may reasonably require, but so that, in the case of defacement, the defaced Certificate shall be surrendered before the new Certificate is issued.

5.3                               All Certificates, other documents and remittances sent through the post shall be sent by recorded delivery post but otherwise at the risk of the Loan Noteholder entitled thereto.

6.                                      REGISTER OF LOAN NOTES

6.1                               The Company shall at all times keep at its registered office (or such other place agreed by the Company and the Loan Noteholder) a Register showing:

(a)                                 the names and addresses of the holders for the time being of the Loan Note;

(b)                                 the amount of the Loan Note held by the registered holder;

(c)                                  the date on which the name of each individual registered holder is entered (and removed) in respect of the Loan Note standing in his or their name;

(d)                                 the denoting number of each Certificate for the Loan Note issued and the date of issue thereof; and

(e)                                  all transfers and redemptions in accordance with the terms of the Loan Note.

6.2                               Any change of name or address on the part of the Loan Noteholder shall forthwith be notified to the Company and the Register shall be altered accordingly. The Loan Noteholder and any person authorised in writing by the Loan Noteholder shall be at liberty, at all reasonable times (following reasonable advance notice) during business hours on any Business Day and free of charge, to inspect the Register and a copy of the Instrument. The Register may be closed at such times and for such periods as the Company may from time to time reasonably determine.

6.3                               Except as required by law, the Company will recognise the registered holder of the Loan Note as the absolute owner thereof for all purposes and shall not (except as ordered by a court of competent jurisdiction) be bound to take notice or see to the execution of any trust, whether express, implied or constructive, to which the Loan Note may be subject and the receipt of the registered holder for the time being of the Loan Note for the principal moneys payable in respect thereof or for the interest from time to time accruing due in respect thereof or for any other moneys payable in respect thereof shall be a good discharge to the Company, notwithstanding any notice it may have, whether express or otherwise, of the right, title, interest or claim of any other person to or in the Loan Note, interest or moneys. The Company shall not be bound to enter any notice of any trust, whether express, implied or constructive, on the Register in respect of the Loan Note.

6.4                               Subject to the Conditions, the Loan Noteholder will be recognised by the Company as entitled to his Loan Note free from any equity, set-off cross-claim or counter-claim on the part of the Company against the original or any intermediate holder of the Loan Note.

7.                                      MODIFICATION

The provisions of this Instrument or of the Loan Note and the rights of the Loan Noteholder may from time to time be modified, abrogated or compromised or any arrangement or amendment agreed in any respect by the Company with the prior written consent of the Loan Noteholder.

8.                                      THIRD PARTY RIGHTS

This Instrument is enforceable by the Loan Noteholder, and no other person has any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Instrument.

9.                                      GOVERNING LAW

This Instrument, the Loan Note and the arbitration agreements contained in them and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with them or their subject matter shall be governed by, and construed and take effect in accordance with, English law.

10.                               ARBITRATION

All disputes arising out of or in connection with this Instrument and the Loan Note shall be finally settled in accordance with clause 2 of the Arbitration Deed.

Schedule 2
THE CONDITIONS

1.                                      INTEREST

No interest shall accrue on the Loan Note.

2.                                      REPAYMENT AND REDEMPTION

The Company shall repay immediately in cash all of the Loan Note then in issue at par on the Maturity Date.

3.                                      PAYMENT, SURRENDER OF CERTIFICATE AND CANCELLATION

3.1                               Payment of the principal due on the Loan Note, or any part thereof, shall be made to the person shown in the Register as the holder of the Loan Note, in cash and made by telegraphic transfer to the account notified to the Company by the Loan Noteholder at least five (5) Business Days prior to the date of such payment.

3.2                               All payments made by the Company in respect of the Loan Note shall be made in full without set-off or counterclaim whatsoever but subject to any deduction or withholding required by law. If the Company is required by law to make any such deduction or withholding with respect to the Loan Note, the Company will pay to the holder of such Loan Note such additional amounts as will result in the net amount received by the Loan Noteholder being equal to the full amount which it would have received if there had been no such deduction or withholding.

3.3                               If any payment in respect of the Loan Note becomes due in accordance with these Conditions on a day that is not a Business Day, such payment shall take place on the next succeeding Business Day, but no interest or other adjustment shall be made to the amount payable and the Loan Noteholder shall not be entitled to any additional payment in respect of such delay.

3.4                               If a Loan Noteholder, whose Loan Note is liable to be repaid and redeemed under these Conditions, fails or refuses to deliver up the Certificate for such Loan Note (or such indemnity and other documentation as the Board may reasonably require under Clause 5.4 of the Instrument in in the case of a lost, defaced or destroyed Certificate) at the time and place fixed for repayment thereof, or fails or refuses to accept payment of the moneys payable in respect thereof, the moneys payable to such Loan Noteholder shall be paid into a separate bank account, pending receipt of the Certificate or such indemnity in respect thereof, whereupon such amounts shall promptly be paid in cash to the relevant Loan Noteholder. The Company shall not be responsible for the safe custody of such moneys or for interest thereon (if any) as the said moneys may earn whilst on deposit. Any such amount so paid or deposited which remains unclaimed after a period of twelve years from the making of the payment or deposit shall revert and belong to the Company, notwithstanding that in the intervening period the obligation to pay the same may have been provided for in the books, accounts and other records of the Company.

3.5                               The Loan Note repaid and redeemed by the Company shall be cancelled and the Company shall not be at liberty to re-issue it.

4.                                      TRANSFER OF THE LOAN NOTE

4.1                               The Loan Note is not transferable except for transfers by way of assignment made in accordance with the Transaction Agreements.

4.2                               Subject to Condition 4.1 above, the Loan Note is transferable by an instrument in writing in the form substantially similar to form set forth in Schedule 3 (Form of Instrument of Transfer) in a nominal amount equal to the entire, and not only part of the Loan Note amount at the date of transfer by assignment, upon and subject to the Conditions. There shall not be included in any instrument of transfer any securities other than the Loan Note constituted by the Instrument.

4.3                               Every instrument of transfer must be signed by the transferor (or by a person authorised to sign on behalf of the transferor) and the transferor shall be deemed to remain the owner of the Loan Note to be transferred until the name of the transferee is entered in the Register in respect thereof.

4.4                               Every instrument of transfer must be sent for registration to the registered office of the Company (or such other place agreed by the Company and the Loan Noteholder), for the attention of the Board, accompanied by the Certificate for the Loan Note to be transferred together with such other evidence as the Company may reasonably require to prove the title of the transferor or his right to transfer the Loan Note and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so. All instruments of transfer which are registered may be retained by the Company.

4.5                               No fee shall be charged for the registration of any transfer or for the registration of any probate, letters of administration, certificate of confirmation, certificate of marriage or death, power of attorney or other document relating to or affecting the title to the Loan Note.

4.6                               The Board shall register any transfer of any Loan Note made in accordance with this Condition 4. The Board shall have no obligation to register any other transfer of the Loan Note.

5.                                      NOTICES

5.1                               Any notice, communication or other document (including Certificates and any documents relating to transfers of the Loan Note together with any documents regarding the signature authorities) to be given under or in connection with this deed shall be:

(a)                                 in writing in the English language;

(b)                                 signed by or on behalf of the party giving it; and

(c)                                  delivered personally by hand or courier (using an internationally recognised courier company), to the party due to receive the notice, to the address and for the attention of the relevant party set forth in this Condition 5 (or to such other address and/or for such other person’s attention as shall have been notified to the giver of the relevant notice and become effective (in accordance with this Condition 5) prior to dispatch of the notice).

5.2                               In the absence of evidence of earlier receipt, any notice served in accordance with Condition 5.1 above shall be deemed given and received by hand or courier, at the time of delivery at the address referred to in Condition 5.4.

5.3                               For the purposes of this Condition 5:

(a)                                 all times are to be read as local time in the place of deemed receipt; and

(b)                                 if deemed receipt under this clause is not within business hours (meaning 9:00 am to 5:30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), the notice is deemed to have been received at 9:00 am on the next Business Day in the place of receipt.

5.4                               The addresses of the parties for the purpose of this Condition 5 are as follows:

(a) The Company:
For the attention of:	The Legal Director
Address:	Ortaköy Mahallesi, Muallim Naci Cad. Vakıfbank Apt. No: 22,
Beşiktaş, İstanbul, Turkey
E-mail:	[***]

(b)                                 Loan Noteholder:

Address:                                                 The address supplied by the Loan Noteholder to the Company for the giving of notice to that Loan Noteholder.

6.                                      GENERAL

This Instrument and the Loan Note and any non-contractual obligations arising out of or in connection with either are governed by, and will be construed in accordance with, English law.

IN WITNESS whereof this Instrument has been executed as a deed and has been delivered on the date which appears first on page 1.

EXECUTED and DELIVERED as a DEED	)	/s/ Zafer Sönmez
for and on behalf of TVF Bilgi	)	Zafer Sönmez
Teknolojileri İletişim Hizmetleri	)	Authorised Signatory
Yatirim Sanayi Ve Ticaret A.Ş.	)
acting by Zafer Sönmez and Çağatay Abraş	)
	)	/s/ Çağatay Abraş
	)	Çağatay Abraş
	)	Authorised Signatory

[Signature Page to Loan Note 2]

EXHIBIT O

Turkcell joins TWF’s portfolio

22 October 2020

The amendments to Turkcell’s Articles of Association, under which Turkey Wealth Fund becomes the company’s controlling shareholder, were approved at Turkcell’s Annual General Assembly Meeting held on October 21, 2020. Closing of the transaction occurred on October 22, 2020. Zafer Sönmez, Turkey Wealth Fund CEO, said: “With the vote of confidence we received at the General Assembly, Turkcell is now a crucial asset in TWF’s portfolio. Sustaining steady growth in this new era, we can be proud of Turkcell on the international stage.”

Turkcell İletişim Hizmetleri AŞ (BİST: TCELL, NYSE: TKC) shareholders approved the amendments to the company’s Articles of Association with a majority of 93 percent, enabling a restructuring of its ownership.

Being a crucial part of TWF’s mission to support strategic Turkish companies, this transaction has simplified the shareholding structure of Turkcell. With the new structure, TWF became the controlling shareholder with a 26.2 percent stake, 15 percent of which are privileged shares, and LetterOne increased its 13.2 percent indirect stake to 24.8 percent economic interest; while each of Telia Company and Çukurova Holding divested their entire stake in Turkcell.

Zafer Sönmez: 15-year old Gordian knot is untied by 1.5-years of effort

Zafer Sönmez, TWF CEO and Board Member said: “We have successfully completed a transaction that we have been working on day and night in a transparent fashion for the last 1.5 years. TWF becoming the controlling shareholder and LetterOne nearly doubling its economic interest as a foreign investor demonstrates our joint belief in Turkcell’s future. Sustaining steady growth in this new era, we can be proud of Turkcell on the international stage.”

New global brands to emerge from Turkcell

Sönmez continued: “Technology and digitalisation are among the most strategic topics for a state. One third of sovereign wealth fund investments are in technology and this proves the potential of this industry. To take Turkey’s competitive advantage to the next level, we must create and nurture national champions. Turkcell has already shown its capabilities as a leading digital operator globally and is the only Turkish company that is listed on NYSE. Our role is not to be involved in the day-to-day operations but rather to support Turkcell’s corporate development and accelerate its growth by strengthening its board of directors. We will pave the way for management to contribute to Turkcell’s future as an effective and performance driven digital operator led by strong corporate governance principles. It is the employees of Turkcell that have brought the company the success it enjoys today. We intend to work with this DNA to improve Turkcell’s rate of growth. We strongly believe that new global brands will emerge from Turkcell in the post-Covid era with rising demand for connectivity and technology.”

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